# ING Life Insurance and Annuity Company
## Variable Annuity Account C
## MAP II (HR-10)
## CONTRACT PROSPECTUS – APRIL 29, 2011

*The Contracts.* The contracts described in this prospectus are group installment variable annuity contracts issued by ING Life Insurance and Annuity Company (the "Company," "we", "us"). They are intended to be used as funding vehicles for certain types of retirement plans that may qualify for beneficial tax treatment under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code").

*Why Reading this Prospectus is Important.* Before you participate in the contract through a retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

### The Funds

ING Balanced Portfolio (Class I)

ING Growth and Income Portfolio (Class I)

ING Intermediate Bond Portfolio (Class I)

ING Money Market Portfolio (Class I)

ING UBS U.S. Large Cap Equity Portfolio (Class I)

*Investment Options.* The contracts offer variable investment options and fixed interest options. When we establish your account the contract holder, (generally, the plan sponsor or a trust), or you if permitted by the plan, instructs us to direct account dollars into any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

*Variable Investment Options.* These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds ("funds") listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

*Fixed Interest Options*

- Guaranteed Accumulation Account
- Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

*Compensation.* We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

*Risks Associated with Investing in the Funds.* Information about the risks of investing in the funds is located in the "Investment Options" section in this prospectus on page 12 and in each fund prospectus. Read this prospectus carefully in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

*Getting Additional Information.* If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the April 29, 2011 Statement of Additional Information ("SAI") by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under "Contract Overview - Questions: Contacting the Company" section of the prospectus. You may also obtain a prospectus or an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. This prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") web site, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75980. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-173298. The SAI table of contents is listed on page 41 of this prospectus. The SAI is incorporated into this prospectus by reference.

*Additional Disclosure Information.* Neither the SEC nor any state securities commission has approved or disapproved the contracts offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these contracts in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

**This Page Intentionally Left Blank**

# TABLE OF CONTENTS

# CONTRACT OVERVIEW

**Questions: Contacting the Company.**

Contact your local representative or write or call the Company at:
ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

**Sending Forms and Written Requests in Good Order.**

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

### Who's Who

**You (the "participant"):** The individual participating in a retirement plan, where the plan uses the contract as a funding option.

**Plan Sponsor:** The sponsor of your retirement plan. Generally, your employer.

**Contract Holder:** The person or entity to whom we issue the contract. Generally, the plan sponsor or plan trustees. We may also refer to the contract holder as the contract owner.

**We (the "Company"):** ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review **"Contract Ownership and Rights"** and **"Contract Purchase and Participation."**

### The Contract and Your Retirement Plan

**Retirement Plan ("plan").** A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

**Plan Type.** This prospectus describes the following types of retirement plans: (1) a "401 plan," which qualifies for tax treatment under Tax Code section 401; (2) an HR 10 plan, which is a plan under Tax Code section 401 for self-employed individuals; (3) a Simplified Employee Pension (SEP), which is a plan under Tax Code section 408(k); and (4) a group individual retirement annuity contract or certificate (group IRA), which is a plan under Tax Code section 408(b). The Company does not issue new SEP or new group IRA contracts or accept new IRA participants under the contracts. To learn which type of plan you have, contact your plan sponsor, your local representative or the Company.

**Use of an Annuity Contract in your Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401 retirement plan, an HR 10 Plan, a SEP or an IRA), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

**Contract Rights**

Under 401, HR 10 and SEP plans, the contract holder holds all rights under the contract, but may permit you to exercise those rights through the plan. For example, the contract may permit the contract holder to select investment options for your account dollars. The plan may permit you to exercise that right.

Under group IRA contracts and IRA certificates, the contract holder has no right, title or interest in the amounts held under the contract. Each IRA participant owns all amounts held in his or her account, and may make any choices allowed under the contract for his or her account. The Company will maintain an individual account for each IRA participant.

For greater detail, see "Contract Ownership and Rights."

**Contract Facts**

**Free Look/Right to Cancel**. Contract holders, including contract holders under group IRA contracts, may cancel the contract within 10 days after they receive the contract or as otherwise allowed by state law. IRA participants may cancel their participation under the group IRA contract within 10 days of receiving their certificate of coverage. **See "Right To Cancel."**

**Death Benefit**. A beneficiary may receive a benefit in the event of your death prior to the income phase. Death benefits during the income phase depend on the payment option selected. **See "Death Benefit" and "The Income Phase."**

**Withdrawals**. During the accumulation phase the contract holder or IRA participant may withdraw all or a part of the plan or individual account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. **See "Withdrawals" and "Tax Considerations."**

**Systematic Distribution Options.** The contract holder on your behalf may elect for you to receive regular payments from your account, while retaining the account in the accumulation phase. **See "Systematic Distribution Options."**

**Fees.** Certain fees are deducted from your account value. **See "Fee Table" and "Fees."**

**Taxation.** Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "Tax Considerations."**

## Contract Phases

**The Accumulation Phase** (accumulating retirement benefits)



Payments to Your Account
Step 1
ING Life Insurance and Annuity Company
Step 2
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B


**STEP 1:** The contract holder provides ING Life Insurance and Annuity Company with a completed application. Under some contracts, the contract holder directs us to set up individual accounts for participants. Under other contracts, we maintain only one plan account under the contract.

**STEP 2:** The contract holder, or you if permitted by your plan, directs us to invest account dollars in any of the following investment options:

- Fixed Interest Options
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

**STEP 3:** The subaccount(s) selected purchases shares of its assigned fund.

**The Income Phase** (receiving income phase payments from your contract)

The contracts offer several income phase payment options. **See "The Income Phase."** In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or variable income phase payments that vary based upon the performance of the variable investment options you select.

# FEE TABLE

**The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing account value from your contract. The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, or transfer cash value between investment options. State premium taxes may also be deducted.\* See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.**

**In This Section:**
- Maximum Contract Holder Transaction Expenses
- Annual Maintenance Fee
- Separate Account Annual Expenses
- Total Annual Fund Operating Expenses
- Examples
- Fees Deducted by the Funds

**See "Fees" section for:**
- How, When and Why Fees are Deducted
- Redemption Fees
- Premium and Other Taxes

**See "The Income Phase" for:**
- Fees During the Income Phase

*Maximum Contract Holder Transaction Expenses*

| | |
|---|---|
| Early Withdrawal Charge[1] (as a percentage of amount withdrawn) | 5% |
| Allocation and Transfer Fees | $0.00 - $10.00[2] |

**The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.**

*Annual Maintenance Fee*          $30.00[3]

*Separate Account Annual Expenses*
(as a percentage of average account value)

| | HR 10 and SEP Contracts | Corporate 401 Contracts | Group IRA Contracts |
|---|---|---|---|
| Mortality and Expense Risk Charge | 1.25% | 1.19% | 1.25%[4] |
| Administrative Expense Charge | 0.00%-0.25%[5] | 0.00%-0.25%[5] | 0.00%-0.25%[5] |
| Total Separate Account Annual Expenses | 1.25%-1.50% | 1.19%-1.44% | 1.25%-1.50% |

---

\*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Fees - Premium and Other Taxes."

1  This is a deferred sales charge. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. No early withdrawal charge applies to amounts held in the Fixed Account or the subaccounts under group IRA contracts. See the "Fees" section.

2  We currently allow an unlimited number of transfers or allocation changes without charge. However, we reserve the right to impose a transfer fee of $10.00 for each transfer or allocation change in excess of 12 during each calendar year. See "Fees - Allocation and Transfer Fee."

3  This fee is deducted from each individual or plan account. It may be reduced or waived for certain plans. The maintenance fee does not apply to amounts held under group IRA contracts. See "Fees - Maintenance Fee."

4  This is the maximum mortality and expense risk charge permitted under the contract. The current mortality and expense risk charge is 1.19%.

5  Effective December 1, 2000 under HR 10 contracts issued after May 1, 1984, we make a daily deduction of 0.25% on an annual basis of the account value invested in the subaccounts. We currently do not impose this fee under SEP contracts, corporate 401 contracts or group IRA contracts; however, under group IRA contracts and some corporate 401 and SEP contracts we reserve the right to impose this fee in the future.

**The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.**

|  | Minimum | Maximum |
|---|---|---|
| ***Total Annual Fund Operating Expenses*** (expenses that are deducted from fund assets, including management fees and other expenses) | 0.34% | 0.85% |

## *Examples*

**The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract these costs include contract holder transaction expenses, contract fees including an annual maintenance fee of $30 (converted to a percentage of assets equal to 0.120%), maximum separate account annual expenses for each type of contract, and fund fees and expenses applicable to that type of contract.**

<u>***Example 1***</u>**:** The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

|  | **(A) If you withdraw your entire account value at the end of the applicable time period:** | | | | **(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:** | | | |
|---|---|---|---|---|---|---|---|---|
|  | <u>**1 Year**</u> | <u>**3 Years**</u> | <u>**5 Years**</u> | <u>**10 Years**</u> | <u>**1 Year**</u> | <u>**3 Years**</u> | <u>**5 Years**</u> | <u>**10 Years**</u> |
| **HR 10 and SEP Contracts** | $763 | $1,308 | $1,769 | $2,806 | $250 | $770 | $1,316 | $2,806 |
| **Corporate 401 Contracts** | $757 | $1,291 | $1,740 | $2,746 | $244 | $751 | $1,285 | $2,746 |
| **Group IRA Contracts** | $238 | $733 | $1,255 | $2,686 | $238 | $733 | $1,255 | $2,686 |

\* Example B will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within three years after payments start. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. Refer to Example A.

***Example 2:*** The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

|  | **(A) If you withdraw your entire account value at the end of the applicable time period:** | | | | **(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:** | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
|  | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| **HR 10 and SEP Contracts** | $714 | $1,162 | $1,522 | 2,285 | $199 | $615 | $1,057 | $2,285 |
| **Corporate 401 Contracts** | $708 | $1,145 | $1,492 | $2,222 | $193 | $597 | $1,026 | $2,222 |
| **Group IRA Contracts** | $187 | $579 | $996 | $2,159 | $187 | $579 | $996 | $2,159 |

\* Example B will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within three years after payments start. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. Refer to Example A.

## *Fees Deducted by the Funds*

**Fund Fee Information.** The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. **See "Fees - Fund Fees and Expenses"** for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. **See "Fees - Fund Fees and Expenses"** for additional information.

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

# CONDENSED FINANCIAL INFORMATION

**Understanding Condensed Financial Information.** In Appendix IV, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For the subaccounts that were not available 10 years ago, we give a history from the date we first received premium payments into the subaccounts through the contracts.

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

# VARIABLE ANNUITY ACCOUNT C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

# THE COMPANY

ING Life Insurance and Annuity Company (the "Company", "we", "us", and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

As part of a restructuring plan approved by the European Commission, ING Groep N.V. has agreed to separate its banking and insurance business by 2013. ING Groep N.V. intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING Groep N. V. has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

**Regulatory Matters.** As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or financial services industry. Some of these investigations and inquires could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company. It is the practice of the company and its affiliates to cooperate fully in these matters.

**Product Regulation.** Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes requirements relating to product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "Tax Considerations" for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

# INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account, the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

**Variable Investment Options.** These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the fund.

**Fixed Interest Options.** For descriptions of the fixed interest options, see Appendix I and II and the Guaranteed Accumulation Account prospectus.

> *When Selecting Investment Options:*
> • **Choose options appropriate for you.** Your local representative can help evaluate which funds or fixed interest options may be appropriate for your financial goals;
> • **Understanding the risks associated with the options you choose.** Some funds are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
> • **Be informed.** Read this prospectus, the fund prospectuses, fixed interest option appendices, and the Guaranteed Accumulation Account prospectus. Fund prospectuses and the Guaranteed Accumulation Account prospectus may be obtained, free of charge, by calling the Company at the telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's website, or by contacting the SEC Public Reference Branch.

**Limits on Option Availability.** Some funds and fixed interest options may not be available through certain contracts and plans, or in some states. We may add, withdraw or substitute funds, subject to the conditions in the contract and regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

**Additional Risks of Investing in the Funds**

**Insurance-Dedicated Funds** *(Mixed and Shared Funding)*. The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:

- Mixed funding - bought for annuities and life insurance; and
- Shared funding - bought by more than one company.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events to identify any conflict that might arise and to determine what action, if any, should be taken to address such conflicts.

**ERISA Status.** The Employee Retirement Income Security Act of 1974 (ERISA) imposes a "prudent man" rule regarding the selection and monitoring of investments for 401 plans. Those responsible for selecting and monitoring the investments (fiduciaries or plan trustees) can be held liable for plan investment losses if they fail to provide for prudent investment of plan assets. However, Section 404(c) of ERISA limits fiduciary liability in plans that allow participants to select their own investments, provided the available investments meet certain criteria. Subject to the employer's compliance with applicable regulations, the subaccounts available under the contract can provide plan fiduciaries some protection under Section 404(c).

The five subaccounts available under the contract qualify as "core funds" under ERISA Section 404(c). The underlying funds are broadly diversified, have different risk/return characteristics, are supported by pre- and post-enrollment disclosure material, are valued and accessible daily, and are look-through investment vehicles. The Fixed and Guaranteed Accumulation Accounts are not Section 404(c) core funds, but are intended as additional investment options. Thus, the contract provides a well-rounded portfolio, the potential for 404(c) protection and eliminates the need for an external investment manager. However, the Company is not a designated fiduciary or investment manager for any pension plan. Our responsibility is to execute investment instructions received from the trustee and/or employees as required under state and federal law. The employer and plan fiduciaries have overall fiduciary responsibility for your plan, are responsible for taking affirmative actions and providing additional disclosure to participants (including notice of the employer's intent to rely on 404(c) protection) in order to retain Section 404(c) protection, and should review applicable Department of Labor regulations (20 C.F.R. Section 2550.404c-1) with their own legal counsel.

## TRANSFERS AMONG INVESTMENT OPTIONS

**Transfers Among Investment Options.** During the accumulation phase the contract holder, or you if permitted by the plan, may transfer among the investment options. Subject to the contract holder's approval, requests may be made in writing, by telephone or, where applicable, electronically. Transfers from fixed interest options may be restricted as outlined in Appendices I and II. You may not make transfers once you enter the income phase. **See "The Income Phase."**

**Charges for Transfers.** We currently do not charge for transfers or allocation changes. We do however, reserve the right to charge a fee of $10.00 for each transfer and/or allocation change in excess of 12 made in any calendar year.

**Value of Transferred Dollars.** The value of amounts transferred into or out of the funds will be based on the subaccount values next determined after we receive your request in good order at the address listed in "**Contract Overview - Questions: Contacting the Company.**"

**Telephone and Electronic Transfers: Security Measures.** To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

**Limits on Frequent or Disruptive Transfers**

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
• Increased trading and transaction costs;
• Forced and unplanned portfolio turnover;
• Lost opportunity costs; and
• Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

**Excessive Trading Policy.** We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
• Meets or exceeds our current definition of Excessive Trading, as defined below; or
• Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
• More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
• Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
• Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
• Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
• Purchases and sales of fund shares in the amount of $5,000 or less;
• Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
• Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Underlying Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

# CONTRACT PURCHASE AND PARTICIPATION

**Contracts Available for Purchase.** The contracts are designed for plans sponsored by self-employed individuals eligible to establish an HR 10 plan for their employees, and for other corporate plans designed to qualify for treatment under Section 401 of the Internal Revenue Code of 1986, as amended (the "Tax Code").

The corporate 401 contracts covered by this prospectus were available only for conversions through the Company's rewrite program. Those eligible for these contracts were contract holders of Individual Pension Trust contracts issued prior to May 1, 1975 who elected to stop payments to their existing contract and direct future payments to the new contracts. These contracts are no longer available for new sales.

This prospectus also describes SEP and group IRA contracts, which are no longer offered for sale.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

**Purchasing the Contract.** To purchase the contract:
* The contract holder submits the required forms and application to the Company; and
* We approve the forms and issue a contract to the contract holder.

**Participating in the Contract.** If the contract provides for the establishment of individual accounts for employees under the plan:
* We provide you with enrollment materials for completion and return to us. You then complete an enrollment form and submit it to us; and
* If your enrollment materials are complete and in good order, we establish one or more accounts for you.

**Acceptance or Rejection of Applications or Enrollment Forms.** We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold payments for longer periods with the permission of the contract holder. If we agree to this, we will deposit the payments in the ING Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment form, we will return the forms and any payments.

**Types of Contracts.** Generally, a single master group contract is issued to cover present and future participants. The following types of contracts are available:

- Allocated, where individual accounts are established and individual purchase payments are directed to each corresponding account. Contracts issued for SEPs may be issued only as an allocated contract; and
- Unallocated, where no individual accounts are established. All purchase payments go to a single plan account.

If state law does not permit a group contract, individual contracts will be issued for each participant.

**Allocation of Purchase Payments.** Under 401, HR 10 and SEP contracts, the contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Under group IRA contracts each IRA participant may make any choices allowed under the contract for his or her account. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically. Allocations must be in whole percentages. The Guaranteed Accumulation Account is not available as an investment option under the group IRA contracts or IRA certificates.

Under 401, HR 10 and SEP plans, payments must be large enough to fulfill the terms of the plan. For HR 10 and SEP plans, payments must be at least $25 per participant and total payments for the plan must be at least $6,000 annually (or average $2,000 per participant if there are fewer than three participants in the plan). The following purchase payment methods are allowed under the group IRA contract:

- Annual contributions and installment payments, subject to limits set forth in the Tax Code. The group IRA contracts and certificates do not account for pre-tax and post-tax contributions separately and
- Rollovers or transfers from one or more of the following sources:
  - ▷ A traditional IRA under Tax Code section 408(b);
  - ▷ An individual retirement account under Tax Code section 408(a) or 403(a);
  - ▷ A tax-deferred annuity or custodial account under Tax Code section 403(b);
  - ▷ A qualified pension or profit sharing plan under Tax Code section 401(a) or 401(k); or
  - ▷ A governmental plan that qualifies under Tax Code section 457(b).

**Tax Code Restrictions.** The Tax Code places some limitations on contributions to your account. **See "Tax Considerations."**

**Factors to Consider in the Purchase Decision.** The decision to purchase the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

## CONTRACT OWNERSHIP AND RIGHTS

**Who Owns the Contract?** The contract holder. This is the person or entity to whom we issue the contract. The contract holder is usually your employer, unless the plan has a trustee, in which case the trustee is usually the contract holder.

**What Rights Do I Have under the Contract?** Except for group IRA contracts, the contract holder, usually your employer, holds all rights under the contract. The contract holder's plan, which you participate in, may permit you to exercise some of those rights.

Under group IRA contracts and IRA certificates, the contract holder has no right, title or interest in the amounts held under the contract. Each IRA participant owns all amounts held in his or her account, and may make any choices allowed under the contract for his or her account.

## RIGHT TO CANCEL

**When and How to Cancel.** The contract holder, including contract holders under group IRA contracts, may cancel the contract within 10 days of receiving it (or as otherwise allowed by state law) by returning it to the Company along with a written notice of cancellation. Group IRA participants may cancel their participation under the group IRA contract within 10 days of receiving their certificate of coverage.

**Refunds to Contract Holders.** We will produce a refund to the contract holder not later than seven calendar days after we receive the contract and the written notice of cancellation at the address listed in "Contract Overview - Questions: Contacting the Company." The refund will equal the dollars contributed to the contract plus any earnings or less any losses attributable to those contributions allocated to the variable investment options, unless otherwise required by law. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. Group IRA participants will receive a refund of their purchase payments.

# FEES

The following repeats and adds to information provided in the **"Fee Table"** section. Please review both this section and the **"Fee Table"** for information on fees.

### *Types of Fees*

You may incur the following types of fees or charges under the contract:

- **Transaction Fees**
  - ▹ Early Withdrawal Charge
  - ▹ Allocation and Transfer Fee
  - ▹ Redemption Fees
- **Periodic Fees and Charges**
  - ▹ Maintenance Fee
  - ▹ Mortality and Expense Risk Charge
  - ▹ Administrative Expense Charge
- **Fund Fees and Expenses**

***Terms to Understand in the Schedules***

Contract Year - For HR 10 contracts issued before June 1, 1992 and for all corporate 401 and SEP contracts, the period of 12 months is measured from the contract's effective date or from any anniversary of such effective date. For HR 10 contracts issued on and after June 1, 1992, or in some states at a later date following regulatory approval, the period of 12 months is measured from the date the first purchase payment is applied to the contract or from any anniversary of such date.

## *Transaction Fees*

### *Early Withdrawal Charge*

Withdrawal of all or a portion of the individual or plan account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. No early withdrawal charge applies to amounts held in the Fixed Account or the subaccounts under the IRA certificates.

**Amount:** The charge is a percentage of the amount withdrawn from the contract as shown in the Early Withdrawal Charge Schedule below.

**Purpose:** This is a deferred sales charge. The charge reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk change, to make up any difference.

**Early Withdrawal Charge Schedule**

| Completed Contract Years | Early Withdrawal Charge |
|---|---|
| Fewer than 5 | 5% |
| 5 or more but fewer than 7 | 4% |
| 7 or more but fewer than 9 | 3% |
| 9 or more but fewer than 10 | 2% |
| More than 10 | 0% |

**Waiver.** The early withdrawal charge is waived for portions of a withdrawal when the withdrawal is:

- Used to provide income phase payments;
- Paid due to your death before income phase payments begin;
- Taken after the completion of 10 contract years;
- Taken because of the election of a systematic distribution option **(see "Systematic Distribution Options")**;
- Used as a rollover to purchase another of the Company's pension or IRA contracts; or
- Paid when the individual account value is below $2,500 and no other withdrawals have been made from that individual account within the past 12 months. We will add together all individual account values held on your behalf to determine eligibility for this exemption. This provision is not available where we do not maintain individual accounts or where all individual accounts are withdrawn under the contract.

*Allocation and Transfer Fee*

**Amount:** We currently do not impose a fee for allocation changes or transfers among investment options. We reserve the right, however, to charge $10 for each allocation change or transfer in excess of 12 that occurs in a calendar year.

**Purpose:** This fee reimburses us for administrative expenses associated with transferring or reallocating your dollars among investment options.

*Redemption Fees*

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

## Periodic Fees and Charges

*Maintenance Fee*

**Maximum Amount.** $30 for each individual account in an allocated contract. For a plan account in an allocated contract, the maintenance fee is $30 for each participant for whom payments are made. For unallocated contracts, the maximum annual maintenance fee is $240. No maintenance fee applies to amounts held under group IRA certificates.

**When/How.** During the accumulation phase we deduct this fee from each individual or plan account. We deduct it on your account anniversary and, if permitted by state law, at the time of full withdrawal.

**Purpose.** This fee reimburses us for our administrative expenses relating to the establishment and maintenance of the account.

**Optional Payment Method.** The contract holder may elect to pay the annual maintenance fee directly to the Company for all participants in the plan. In this case the maintenance fee will not be deducted from the account value.

**Reduction/Waiver.** For both HR 10 contracts and Corporate 401 contracts, the contract holder may become eligible for a maintenance fee reduction.

For HR 10 contracts issued on or after June 1, 1992 (or in some states at a later date following regulatory approval), if at installation the contract has 25 or more active participants and the contract holder meets and adheres to the terms of an agreement to remit automated payments and enrollments, the maintenance fee will be reduced by $10. For HR 10 contracts issued prior to June 1, 1992 and SEPs that met these conditions at installation, or for any contracts that meet these conditions subsequent to the installation, the maintenance fee will be reduced by $5.

For corporate 401 contracts, the maintenance fee will be reduced by $5 if the contract has 25 or more active participants and the contract holder meets and adheres to the terms of an agreement to remit automated payments.

For all contracts, the maintenance fee is waived when:
* A participant has account values totaling less than $100;*
* A participant enrolls within 90 days of the maintenance fee deduction; or
* An individual account or plan account is terminated less than 90 days after the last deduction.

*We reserve the right to deduct the maintenance fee on account values of less than $100 if the participant in the qualified plan has terminated his or her service with the sponsoring employer.

*Mortality and Expense Risk Charge*

**Amount.** During the accumulation phase the amount of this charge, which is deducted from the account value invested in the subaccounts, varies depending upon the type of contract, as follows:
- For HR 10 plans, SEP plans, and Group IRA contracts, the maximum charge is 1.25% annually;
- For corporate 401 plans, the maximum charge is 1.19% annually.

The current mortality and expense charge for Group IRA and corporate 401 plan contracts is 1.19% annually. The current mortality and expense charge for HR 10 plan and SEP plan contracts is 1.25% annually.

**See "The Income Phase - Charges Deducted"** for charges deducted during the income phase.

**When/How.** This fee is deducted daily from the subaccounts. We do not deduct this from any fixed interest option.

**Purpose.** This fee compensates us for the mortality and expense risks we assume under the contracts. Namely:
- Mortality risks are those associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts.
- Expense risk is the risk that actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

*Administrative Expense Charge*

**Maximum Amount.** 0.25% annually of your account value invested in the subaccounts. This fee may be assessed during the accumulation phase and during the income phase.

**When/How.** Under HR 10 contracts issued after May 1, 1984, we apply a daily deduction of 0.25% on an annual basis of the account value invested in the subaccounts, during the accumulation phase only. We currently do not impose this fee under SEP plans, Corporate 401 contracts, or group IRA contracts; however, under some Corporate 401 and SEP contracts and group IRA contracts we reserve the right to impose this fee.

**Purpose.** This fee is intended to recoup some of the day-to-day administrative and technology expenses incurred in maintaining and servicing the contracts.

*Fund Fees and Expenses*

As shown in the fund prospectuses and described in the **"Fees - Fees Deducted by the Funds"** section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The Company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.  Only affiliated funds are available under the contract.

**Revenue Received from Affiliated Funds**

The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
• A share of the management fee;
• Service fees;
• For certain share classes, compensation paid from 12b-1 fees; and
• Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.  The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

In addition to the types of revenue received from affiliated funds described above, affiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings.  In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings.  In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See "Contract Distribution."**

## *Premium and Other Taxes*

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon jurisdiction.

**When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to your account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "Tax Considerations."**

# YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
• Account dollars directed to the fixed interest options, including interest earnings to date; minus
• Any deductions from the fixed interest options (e.g. withdrawals, fees); plus
• The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

**Subaccount Accumulation Units.** When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

**Accumulation Unit Value ("AUV").** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in **"Fee Table" and "Fees."**

**Valuation.** We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations, equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:
• The net assets of the fund held by the subaccount as of the current valuation; minus
• The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
• Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
• The total value of the subaccount units at the preceding valuation; minus
• A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any. **See "Fees."**

The net investment rate may be either positive or negative.

**Illustration.** As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 of payments in Fund A and $2,000 of payments in Fund B. After receiving the contribution and following the next close of business of the NYSE, the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of Subaccount B.


$5,000 contribution
Step 1
ING Life Insurance and Annuity Company
Step 2
Variable Annuity Account C
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
Step 3
Mutual Fund A
Mutual Fund B

**Step 1:** You contribute $5,000.

**Step 2:**

**Contract Distribution** You direct us to invest $3,000 in Fund A. Your dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

**Contract Distribution** You direct us to invest $2,000 in Fund B. Your dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

**Step 3:** The separate account then purchases shares of the applicable funds at the current market value (net asset value or "NAV").

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Subsequent payments or transfers directed to the subaccounts that we receive by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day (normally at 4:00 p.m. Eastern Time). The value of subaccounts may vary day to day.

# WITHDRAWALS

**Making a Withdrawal.** The contract holder or IRA participant may withdraw all or a portion of the individual or plan account value at any time during the accumulation phase.

**Steps for Making A Withdrawal.** The contract holder or IRA participant must:
* Select the Withdrawal Amount:
  ▷ Full Withdrawal: The contract holder or IRA participant will receive, reduced by any required tax, the account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any market value adjustment) and to the Fixed Account, minus any applicable early withdrawal charge, maintenance fee, or redemption fees; or
  ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): The contract holder or IRA participant will receive, reduced by any required tax, the amount specified, subject to the value available in the account. However, the amount actually withdrawn from the account will be adjusted by any applicable early withdrawal charge or redemption fees, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account;
* Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
* Properly complete a disbursement form and submit it to the address listed in **"Contract Overview - Questions: Contacting the Company."**

> **Taxes, Fees and Deductions**
>
> Amounts withdrawn may be subject to one or more of the following:
> * **Early Withdrawal Charge**
> * **Market Value Adjustment. See Appendix I**
> * **Maintenance Fee. See "Fees - Maintenance Fees."**
> * **Redemption Fees. See "Fees - Redemption Fees."**
> * **Tax Penalty. See "Tax Considerations."**
> * **Tax Withholding. See "Tax Considerations."**
>
> To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative, or call the Company at the number listed in **"Contract Overview - Questions: Contacting the Company."**

**Calculation of Your Withdrawal.** We determine the account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). All withdrawal amounts paid will be based on account value as of either:
* The next valuation after receiving a request for withdrawal at the address listed in **"Contract Overview - Questions: Contacting the Company"**; or
* On such later date as specified on the disbursement form.

**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, payment will be sent no later than seven calendar days following our receipt of the disbursement form in good order.

**Reinvestment Privilege.** The contracts allow one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law and the contract, the contract holder or IRA participant may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of the request and the amount to be reinvested. We will credit the amount reinvested proportionally for maintenance fees and for early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinvested any maintenance fee which fell due after the withdrawal and before the reinvestment. We will reinvest in the same investment options and proportions in place at the time of withdrawal. Special rules apply to reinvestments of amounts withdrawn from the Guaranteed Accumulation Account (see Appendix I). Seek competent advice regarding the tax consequences associated with reinvestment.

# SYSTEMATIC DISTRIBUTION OPTIONS

**Features of a Systematic Distribution Option**

A systematic distribution option allows the contract holder or IRA participant to elect for you to receive regular payments from your account, without moving into the income phase. By maintaining your account in the accumulation phase, certain rights and flexibility are retained.

Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

**Availability of Systematic Distribution Options.** These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account must meet any minimum dollar amount and you must meet any age criteria applicable to that option. Check with the contract holder to determine which systematic distribution options are available under your plan.

The systematic distribution options currently available under the contract include the following:
- **SWO - Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who would like a periodic income while retaining investment flexibility for amounts accumulated under the contract; and
- **ECO - Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Codes requires each year. Under ECO, we calculate the minimum distribution amount required by law (generally at age 70½), and pay that amount once a year.

**Other Systematic Distribution Options.** We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by contacting us at the address listed in **"Contract Overview - Questions: Contacting the Company."**

**Availability of Systematic Distribution Options.** The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

**Terminating a Systematic Distribution Option.** Once a systematic distribution option is elected, the contract holder or IRA participant may revoke it at any time by submitting a written request to the address listed in **"Contract Overview - Questions: Contacting the Company."** Any revocation will apply only to the amount yet to be paid. Once an option is revoked for an account, it may not be elected again until the next calendar year, nor may any other systematic distribution option be elected.

**Charges and Taxation.** Taking a withdrawal under a systematic distribution option may have tax consequences. **See "Tax Considerations."**

# DEATH BENEFIT

The contract provides a death benefit in the event of your death. Under 401 plans, HR 10 plans and SEP contracts, the death benefit is payable to the contract holder (usually the plan trustee). The contract holder may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary). Under group IRA contracts, each participant must name a beneficiary who shall be entitled to receive any death benefit due under the contract.

> **During the Income Phase**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see **"The Income Phase."**

### *During the Accumulation Phase*

**Payment Process:**
- Following your death, the contract holder (on behalf of your plan beneficiary) or the IRA participant must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in **"Contract Overview - Questions: Contacting the Company,"** we will mail payment, unless otherwise requested.

Until a payment option is selected, account dollars will remain invested as at the time of your death, and no distribution will be made.

If you die during the accumulation phase of your account, the following payment options are available to your plan beneficiary, if allowed by your contract holder and the Tax Code:
- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options. **See "The Income Phase - Payment Options";** or
- If the plan beneficiary is your spouse, payment in accordance with an available Systematic Distribution Option. **See "Systematic Distribution Options."**

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured and** can be accessed by the beneficiary through a draftbook feature. The beneficiary may access the entire death benefit proceeds at any time through the draftbook without penalty. Interest credited under this account may be less than you could earn if the lump sum payment was invested outside of the contract. Additionally, interest credited on this account may be less than under other settlement options available through the contract, and the Company seeks to earn a profit on this account.

At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the retained asset account draftbook feature by notifying us at the address shown in the **"Contract Overview - Questions: Contacting the Company"** section of this prospectus.

The following options are also available; however, the Tax Code limits how long the death benefit proceeds may be left in these options:
- Leaving your account value invested in the contract; or
- Under some contracts, leaving your account value on deposit in the Company's general account, and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary may withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment options. See "The Income Phase - Payment Options."

**The Value of the Death Benefit.** The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and selection of a payment option in good order. Interest on fixed interest options, if any, will be paid from the date of death at a rate no less than required by law. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative aggregate market value adjustment applies, it would be deducted only if the death benefit is paid more than six months after your death. We describe the market value adjustment in Appendix I and the Guaranteed Accumulation Account prospectus.

**Tax Code Requirements.** The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "Tax Considerations"** for additional information.

# THE INCOME PHASE

We may have used the following terms in prior prospectuses:
- **Annuity Phase** - Income Phase;
- **Annuity Option** - Payment Option;
- **Annuity Payment** - Income Phase Payment; and
- **Annuitization** - Initiating Income Phase Payments.

During the income phase you stop contributing dollars to the account and start receiving payments from the accumulated account value.

**Initiating Income Phase Payments.** At least 30 days prior to the date you want to start receiving income phase payments, the contract holder or IRA participant must notify us in writing of the following:
- Payment start date;
- Payment option, see the income phase payment options table in this section;
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

The account will continue in the accumulation phase until the contract holder or IRA participant properly initiates income phase payments. Once a payment option is selected, it may not be changed; however, certain options allow the withdrawal of a lump sum.

**What Affects Payment Amounts?** Some of the factors that may affect the amount of your income phase payments include: your age ("adjusted" age for some contracts), your account value, the payment option selected, number of guaranteed income phase payments (if any) selected, and whether variable or fixed payments are selected.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. Fixed income phase payment amounts do not vary over time.

**Variable Payments.** Amounts funding variable income phase payments will be held in the subaccount(s) selected or a combination of subaccounts and the general account. The only subaccounts currently permitted during the income phase are the ING Balanced Portfolio, ING Intermediate Bond Portfolio, and ING Growth and Income Portfolio. Transfers are not permitted once the income phase begins. For variable income phase payments, an assumed net investment rate must be selected.

**Assumed Net Investment Rate.** If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3.5%. If a 5% rate is selected, the first payment will be higher, but subsequent income phase payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Income phase payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If a 3.5% rate is selected, the first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the SAI by calling the Company. **See "Contract Overview - Questions: Contacting the Company."**

**Minimum Income Phase Payment Amounts.** The income phase payment option selected must result in one or both of the following:
• A first payment of at least $20; or
• Total yearly payments of at least $100.

If your account value is too low to meet these minimum payment amounts, the contract holder or IRA participant must elect a lump-sum payment.

**Charges Deducted.** When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge and administrative charge, consisting of a daily deduction of up to 1.40% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under income phase payment options and is applicable to all income phase payment options, including variable options under which we do not assume a mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

**Death Benefit During the Income Phase**. The death benefits that may be available to a beneficiary are outlined in the following payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at the address listed in **"Contract Overview - Questions: Contacting the Company."**

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured and** can be accessed by the beneficiary through a draftbook feature. The beneficiary may access the entire death benefit proceeds at any time through the draftbook without penalty. Interest credited under this account may be less than you could earn if the lump sum payment was invested outside of the contract. Additionally, interest credited on this account may be less than under other settlement options available through the contract, and the Company seeks to earn a profit on this account.

At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the retained asset account draftbook feature by notifying us at the address shown in the **"Contract Overview - Questions: Contacting the Company"** section of this prospectus.

**Taxation.** To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "Tax Considerations."**

**Income Phase Payment Options**

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional payment options under the contract from time to time.

**Terms used in the Tables:**
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

| Lifetime Income Phase Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death. |
| Life Income-Guaranteed Payments* | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of 5 to 20 years or otherwise as specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income-Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** <br>• This option allows a choice of 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or <br>• 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the deaths of both annuitants. |
| Life Income-Two Lives-Guaranteed Payments* | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Nonlifetime Payment Options | |
| Nonlifetime-Guaranteed Payments* | **Length of Payments:** Payments generally may be fixed or variable and may be made for 3-30 years. In certain cases a lump sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments, and we will not impose any early withdrawal charge. |

\* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

**Lump-Sum Payment:** If the Nonlifetime-Guaranteed Payments option is elected with variable payments, the contract holder may request at any time that all or a portion of the present value of the remaining payments be paid in one sum. A lump sum elected before three years of payments have been completed will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period we will assess any applicable early withdrawal charge. **See "Fees - Early Withdrawal Charge."** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in **"Contract Overview - Questions: Contacting the Company."**

# CONTRACT DISTRIBUTION

## *General*

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these other broker-dealers as "distributors." The following distributors are affiliated with the company and have entered into selling agreements with ING Financial Advisers, LLC or the sale of our variable annuity contracts:
- ING Financial Partners, Inc.; and
- Systemized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

## *Compensation Arrangements.*

Registered representatives  who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 1% to 3%. After the first year of the participant account, renewal commissions up to 3% may be paid on recurring payments. In addition, the Company may pay an asset-based commission ranging up to 0.10%, and we may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 3% of total premium payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain  distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2010, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- LPL Financial Corporation
- Symetra Investment Services, Inc.
- ING Financial Partners, Inc.
- American Portfolios Financial Services, Inc.
- NIA Securities, L.L.C.
- Morgan Stanley Smith Barney LLC
- SagePoint Financial, Inc.
- Valor Insurance Agency Inc.
- Lincoln Financial Group
- Financial Network Investment Corporation
- Walnut Street Securities, Inc.®
- NFP Securities, Inc.
- Morgan Keegan and Company, Inc.
- Cadaret, Grant & Co., Inc.
- Financial Telesis Inc./Jhw Financial Services Inc.
- Lincoln Investment Planning, Inc.
- Wells Fargo & Company
- Multi-Financial Securities Corporation
- M Holdings Securities, Inc.
- NRP Financial, Inc.
- UVEST Financial Services Group, Inc.
- Securities America, Inc.
- National Planning Corporation
- Royal Alliance Associates, Inc.
- Woodbury Financial Services, Inc.

If the amounts paid to ING Financial Advisers, LLC, were included, the amounts paid to ING Financial Advisers, LLC would be first on the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

*Third Party Compensation Arrangements. Please be aware that:*
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

# TAX CONSIDERATIONS

*Introduction*

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

**In this Section:**
- **Introduction;**
- **Taxation of Nonqualified Contracts;**
- **Taxation of Qualified Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company.**

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

**We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

**Types of Contracts: Qualified**

The contract described in this prospectus may be purchased on a tax-qualified basis (qualified contracts).

**Qualified Contracts.** Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 401(a), 401(k), 403(a) or 408 of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek qualified legal advice.**

## *Taxation of Qualified Contracts*

## Qualified Contracts

**Eligible Retirement Plans and Programs.** The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

- Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees; and
- Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA").

**Special Considerations for IRAs.** IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

## Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase payments from a qualified contract, depends on the type of qualified contract or program and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:

- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral.** Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

## Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

**401(a), 401(k) and 403(a) Plans.** The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $49,000 (as indexed for 2011). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $16,500. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

Purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable.

**Catch-up Contributions.** Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $5,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with a qualified tax adviser.

## Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**401(a), 401(k) and 403(a) Plans.** Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

**IRAs.**  All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA.  In this case, the distribution will be taxed according to rules detailed in the Tax Code.

**10% Penalty Tax.**  The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(a) plan or IRA unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code.  The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

## Distributions - Eligibility

**401(a) Pension Plans.** Subject to the terms of your 401(a) pension plan, distributions may only occur upon your:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- In some instances, termination of the plan.

 Such distributions remain subject to other applicable restrictions under the Tax Code.

**401(k) Plans.** Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may only occur upon your:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;

- Financial hardship; or
- In some instances, termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

## Lifetime Required Minimum Distributions (401(a), 401(k) and 403(a) Plans and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under 401(a) and 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½.

**Time Period.** We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

## Required Distributions upon Death (401(a), 401(k) and 403(a) Plans and IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2010, your entire balance must be distributed to the designated beneficiary by December 31, 2015. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

**No Designated Beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

**Special Rule for IRA Spousal Beneficiaries (IRAs Only).** In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

## Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**401(a), 401(k) and 403(a) Plans.** Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**IRAs.** Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

## Assignment and Other Transfers

**401(a), 401(k) and 403(a) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code section 414(p); or
- The Company as collateral for a loan.

**IRAs.** The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

### *Same-Sex Marriages*

Pursuant to section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

### *Possible Changes in Taxation*

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

## *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

# OTHER TOPICS

## *Anti-Money Laundering*

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

**Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.**

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

## *Performance Reporting*

We may advertise different types of historical performance for the subaccounts including:
* Standardized average annual total returns, and
* Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns**. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any) and any applicable early withdrawal charges).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

## *Voting Rights*

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Under the 401, 403 and SEP contracts described in this prospectus, the contract holder, not the plan participants, has all voting rights. Under group IRA contracts, the IRA participants have all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) the contract holder or IRA participant is entitled to direct will be determined as of the record date set by any fund the contract holder or IRA participant invests in through the subaccounts:

* During the accumulation phase, the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund; and
* During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

## *Contract Modification*

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

## *Legal Matters and Proceedings*

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

## Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

- On any valuation date when the NYSE is closed (except customary weekend and holidays) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.


The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

## Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in "Contract Overview - Questions: Contacting the Company." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

## Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

# CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information ("SAI") contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

# APPENDIX I
# GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the Guaranteed Accumuation Account will be deposited in a nonunitized separate account established by the Company. This appendix is only a summary of certain facts about the Guaranteed Accumulation Account. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "Contract Overview - Questions: Contacting the Company."

**General Disclosure.** Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your representative or the Company to learn:
• The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account; and
• The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

**Deposit Periods.** A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

**Interest Rates.** We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to Guaranteed Accumulation Account. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors, and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

**Interest Rate Lock.** Certain contracts may provide a 45 day interest rate lock in connection with external transfers into Guaranteed Accumulation Account, which you must elect at the time you initiate the external transfer. Under this rate lock provision we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:
• (a) Is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
• (b) Is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider.

If provided for in the contract, this rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract - once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term, including investors to whom the rate lock may not be available through the contract.

**Fees and Other Deductions.** If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:
• Market Value Adjustment (MVA) - as described in this appendix and in the Guaranteed Accumulation Account prospectus;
• Tax Penalties and/or Tax withholding, see "Tax Considerations; or"
• Early Withdrawal Charge, see "Fees;" or
• Maintenance Fee, see "Fees."

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

**Market Value Adjustment (MVA).** If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative. Generally:
• If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account; and
• If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive

See your Guaranteed Accumulation Account prospectus for further details.

**Guaranteed Terms.** The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.
In general we offer the following guaranteed terms:
• Short-term - three years or less, or
• Long-term - 10 years or less, but more than three years.

At the end of a guaranteed term, your contract holder or you if permitted may:
• Transfer dollars to a new guaranteed term;
• Transfer dollars to other available investment options; or
• Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

**Transfer of Account Dollars.** Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

**Income Phase.** The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. However, the contract holder (or you, if permitted) may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

**Reinvesting Amounts Withdrawn from the Guaranteed Accumulation Account.** If amounts are withdrawn from the Guaranteed Accumulation Account and then reinvested in the Guaranteed Accumulation Account, we will apply the reinvested amount to the current deposit period. This means that the guaranteed annual interest rate, and guaranteed terms available on the date of reinvestment, will apply. Amounts will be reinvested proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

# APPENDIX II
# FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

**General Disclosure.** Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

**Interest Rates.** The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of interest rates reflects the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

**Withdrawals.** Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to 6 months or as provided by applicable federal or state law.

Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when the Fixed Account withdrawal, when added to the total of all Fixed Account withdrawals from the contract within the past 12 calendar months, exceeds $250,000 for HR 10 contracts, or $500,000 for corporate 401 contracts, SEP contracts and HR 10 contracts issued prior to August, 1988.

**Charges.** We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If the contract holder makes a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees - Early Withdrawal Charge."

**Transfers.** During the accumulation phase, the contract holder or you, if permitted, may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying us at the address listed in "Contract Overview - Questions: Contacting the Company." at least 30 days before income phase payments begin, the contract holder or you, if permitted, may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

# APPENDIX III
## DESCRIPTION OF UNDERLYING FUNDS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectus for this and additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **ING Balanced Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **ING Growth and Income Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **ING Intermediate Bond Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities.  It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING Money Market Portfolio**<br><br>**Investment Adviser:** ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co.<br><br><br>**\*There is no guarantee that the<br>ING Money Market Subaccount<br>will have a positive or level return.** | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00**.** |
| **ING UBS U.S. Large Cap Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** UBS Global Asset Management<br>   (Americas) Inc. | Seeks long-term growth of capital and future income. |

# CONDENSED FINANCIAL INFORMATION

**Except for subaccounts which did not commence operations as of December 31, 2010, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2010, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2010 are not reflected in the following information.**

## TABLE I
### CORPORATE 401 CONTRACTS AND GROUP IRA CONTRACTS
(Selected data for accumulation units outstanding throughout each period)

| | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $32.97 | $27.98 | $39.38 | $37.76 | $34.74 | $33.72 | $31.18 | $26.55 | $29.954 | $31.647 |
| Value at end of period | $37.18 | $32.97 | $27.98 | $39.38 | $37.76 | $34.74 | $33.72 | $31.18 | $26.55 | $29.954 |
| Number of accumulation units outstanding at end of period | 17,274 | 18,482 | 18,796 | 21,735 | 25,550 | 27,483 | 29,769 | 30,265 | 28,567 | 30,860 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $266.95 | $207.42 | $336.55 | $317.14 | $281.01 | $262.97 | $245.51 | $197.07 | $265.883 | $329.769 |
| Value at end of period | $301.09 | $266.95 | $207.42 | $336.55 | $317.14 | $281.01 | $262.97 | $245.51 | $197.07 | $265.883 |
| Number of accumulation units outstanding at end of period | 24,289 | 26,992 | 28,224 | 30,876 | 35,616 | 41,439 | 49,405 | 57,849 | 68,579 | 86,477 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $80.86 | $73.34 | $81.10 | $77.41 | $75.27 | $73.85 | $71.26 | $67.84 | $63.372 | $58.977 |
| Value at end of period | $87.77 | $80.86 | $73.34 | $81.10 | $77.41 | $75.27 | $73.85 | $71.26 | $67.84 | $63.372 |
| Number of accumulation units outstanding at end of period | 661 | 5,475 | 5,484 | 5,503 | 6,192 | 8,319 | 8,905 | 8,429 | 11,413 | 11,659 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $53.79 | $54.26 | $53.48 | $51.47 | $49.66 | $48.79 | $48.85 | $49.00 | $48.793 | $47.509 |
| Value at end of period | $53.28 | $53.79 | $54.26 | $53.48 | $51.47 | $49.66 | $48.79 | $48.85 | $49.00 | $48.793 |
| Number of accumulation units outstanding at end of period | 2,074 | 3,817 | 3,905 | 6,649 | 6,938 | 3,704 | 4,406 | 7,983 | 10,125 | 22,886 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.79 | $7.52 | $12.63 | $16.37 | $14.51 | $13.47 | $11.91 | $9.68 | $13.081 | $16.785 |
| Value at end of period | $10.97 | $9.79 | $7.52 | $16.32 | $16.37 | $14.51 | $13.47 | $11.91 | $9.68 | $13.081 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 33,456 | 37,424 | 45,585 | 49,597 | 60,055 | 57,861 | 70,260 |

## TABLE II
### CORPORATE 401 CONTRACTS FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

| | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $34.02 | $28.80 | $40.44 | $38.67 | $35.49 | $34.36 | $31.70 | $26.92 | $30.298 | $31.93 |
| Value at end of period | $38.46 | $34.02 | $28.80 | $40.44 | $38.67 | $35.49 | $34.36 | $31.70 | $26.92 | $30.298 |
| Number of accumulation units outstanding at end of period | 2,994 | 952 | 9,976 | 9,739 | 11,592 | 11,321 | 13,512 | 12,931 | 14,400 | 22,073 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $275.47 | $213.51 | $345.57 | $324.81 | $287.09 | $267.99 | $249.58 | $199.83 | $268.938 | $332.719 |
| Value at end of period | $311.48 | $275.47 | $213.51 | $345.57 | $324.81 | $287.09 | $267.99 | $249.58 | $199.83 | $268.938 |
| Number of accumulation units outstanding at end of period | 4,875 | 6,001 | 7,632 | 7,891 | 13,075 | 20,527 | 21,776 | 21,164 | 18,698 | 47,243 |

# Condensed Financial Information (continued)

| | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $82.40 | $74.63 | $82.40 | $78.53 | $76.25 | $74.70 | $71.97 | $68.41 | $63.808 | $59.293 |
| Value at end of period | $89.57 | $82.40 | $74.63 | $82.40 | $78.53 | $76.25 | $74.70 | $71.97 | $68.41 | $63.808 |
| Number of accumulation units outstanding at end of period | 27 | 21 | 16 | 220 | 1,106 | 1,066 | 2,028 | 1,966 | 2,461 | 8,586 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $53.79 | $54.26 | $53.48 | $51.47 | $49.66 | $48.79 | $48.85 | $49.00 | $48.793 | $47.509 |
| Value at end of period | $53.28 | $53.79 | $54.26 | $53.48 | $51.47 | $49.66 | $48.79 | $48.85 | $49.00 | $48.793 |
| Number of accumulation units outstanding at end of period | 206 | 186 | 159 | 142 | 2,013 | 1,958 | 1,745 | 1,652 | 2,491 | 12,745 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.79 | $7.52 | $12.63 | $12.63 | $11.16 | $10.33 | $9.11 | $7.38 | $9.939 | $12.713 |
| Value at end of period | $10.97 | $9.79 | $7.52 | $12.63 | $12.63 | $11.16 | $10.33 | $9.11 | $7.38 | $9.939 |
| Number of accumulation units outstanding at end of period | 10,063 | 2,539 | 2,117 | 2,213 | 1,625 | 1,403 | 3,809 | 3,647 | 806 | 8,062 |

## TABLE III
### HR 10 CONTRACTS AND SEP CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

| | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $32.56 | $27.65 | $38.95 | $37.36 | $34.39 | $33.41 | $30.91 | $26.33 | $29.73 | $31.429 |
| Value at end of period | $36.70 | $32.56 | $27.65 | $38.95 | $37.36 | $34.39 | $33.41 | $30.91 | $26.33 | $29.73 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 786 | 776 | 776 | 777 | 1,327 | 10,381 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $201.76 | $156.87 | $254.68 | $240.13 | $212.90 | $199.36 | $186.23 | $149.58 | $201.929 | $250.60 |
| Value at end of period | $227.43 | $201.76 | $156.87 | $254.68 | $240.13 | $212.90 | $199.36 | $186.23 | $149.58 | $201.929 |
| Number of accumulation units outstanding at end of period | 847 | 974 | 1,120 | 1,122 | 1,683 | 1,785 | 1,702 | 1,712 | 1,966 | 2,841 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $79.35 | $72.02 | $79.68 | $76.10 | $74.05 | $72.69 | $70.19 | $66.86 | $62.489 | $58.19 |
| Value at end of period | $86.08 | $79.35 | $72.02 | $79.68 | $76.10 | $74.05 | $72.69 | $70.19 | $66.86 | $62.489 |
| Number of accumulation units outstanding at end of period | 272 | 307 | 308 | 445 | 1,169 | 1,177 | 1,322 | 2,324 | 2,300 | 1,960 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $52.65 | $53.14 | $52.41 | $50.47 | $48.72 | $47.90 | $47.99 | $48.16 | $47.989 | $46.754 |
| Value at end of period | $52.12 | $52.65 | $53.14 | $52.41 | $50.47 | $48.72 | $47.90 | $47.99 | $48.16 | $47.989 |
| Number of accumulation units outstanding at end of period | 2 | 2 | 2 | 2 | 1,059 | 1,060 | 1,060 | 1,060 | 2,238 | 2,219 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.86 | $9.88 | $16.61 | $16.62 | $14.70 | $13.61 | $12.01 | $9.73 | $13.116 | $16.788 |
| Value at end of period | $14.40 | $12.86 | $9.88 | $16.61 | $16.62 | $14.70 | $13.61 | $12.01 | $9.73 | $13.116 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 2,134 | 2,135 | 3,384 | 3,359 | 1,222 | 1,222 | 3,320 | 3,275 |

# Condensed Financial Information (continued)

## TABLE IV
### HR 10 CONTRACTS AND SEP CONTRACTS FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

| | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $33.60 | $28.47 | $39.99 | $38.26 | $35.14 | $34.04 | $31.43 | $26.70 | $30.072 | $31.71 |
| Value at end of period | $37.97 | $33.60 | $28.47 | $39.99 | $38.26 | $35.14 | $34.04 | $31.43 | $26.70 | $30.072 |
| Number of accumulation units outstanding at end of period | 18,126 | 19,758 | 19,915 | 21,363 | 23,881 | 31,620 | 50,975 | 50,033 | 55,399 | 84,038 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $208.21 | $161.47 | $261.50 | $245.94 | $217.51 | $203.16 | $189.32 | $151.68 | $204.249 | $252.842 |
| Value at end of period | $235.28 | $208.21 | $161.47 | $261.50 | $245.94 | $217.51 | $203.16 | $189.32 | $151.68 | $204.249 |
| Number of accumulation units outstanding at end of period | 24,682 | 27,980 | 32,874 | 37,436 | 43,234 | 53,792 | 64,850 | 70,610 | 76,799 | 102,141 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $80.86 | $73.28 | $80.95 | $77.20 | $75.00 | $73.52 | $70.88 | $67.42 | $62.918 | $58.502 |
| Value at end of period | $87.85 | $80.86 | $73.28 | $80.95 | $77.20 | $75.00 | $73.52 | $70.88 | $67.42 | $62.918 |
| Number of accumulation units outstanding at end of period | 5,296 | 6,309 | 7,112 | 7,454 | 7,565 | 7,811 | 9,414 | 10,961 | 14,923 | 15,084 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $52.65 | $53.14 | $52.41 | $50.47 | $48.72 | $47.90 | $47.99 | $48.16 | $47.989 | $46.754 |
| Value at end of period | $52.12 | $52.65 | $53.14 | $52.41 | $50.47 | $48.72 | $47.90 | $47.99 | $48.16 | $47.989 |
| Number of accumulation units outstanding at end of period | 22,576 | 22,595 | 23,932 | 23,540 | 14,898 | 16,379 | 17,747 | 23,605 | 60,017 | 68,117 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.86 | $9.88 | $16.61 | $16.62 | $14.70 | $13.61 | $12.01 | $9.73 | $13.116 | $16.788 |
| Value at end of period | $14.40 | $12.86 | $9.88 | $16.61 | $16.62 | $14.70 | $13.61 | $12.01 | $9.73 | $13.116 |
| Number of accumulation units outstanding at end of period | 1,221 | 1,221 | 1,221 | 1,222 | 1,317 | 2,075 | 4,785 | 4,690 | 4,693 | 9,964 |

## TABLE V
### HR 10 CONTRACTS AND SEP CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
(Selected data for accumulation units outstanding throughout each period)

| | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $31.83 | $27.10 | $38.26 | $36.80 | $33.96 | $33.07 | $30.68 | $26.20 | $29.65 | $31.429 |
| Value at end of period | $35.79 | $31.83 | $27.10 | $38.26 | $36.80 | $33.96 | $33.07 | $30.68 | $26.20 | $29.65 |
| Number of accumulation units outstanding at end of period | 37,240 | 28,285 | 40,737 | 45,364 | 52,039 | 82,560 | 90,351 | 90,891 | 99,851 | 120,115 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $197.24 | $153.73 | $250.21 | $236.51 | $210.22 | $197.33 | $184.80 | $148.80 | $201.386 | $250.558 |
| Value at end of period | $221.78 | $197.24 | $153.73 | $250.21 | $236.51 | $210.22 | $197.33 | $184.80 | $148.80 | $201.386 |
| Number of accumulation units outstanding at end of period | 19,541 | 19,903 | 21,240 | 30,179 | 33,996 | 34,905 | 37,889 | 47,536 | 51,200 | 65,868 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $77.57 | $70.58 | $78.28 | $74.96 | $73.11 | $71.96 | $69.65 | $66.51 | $62.321 | $58.18 |
| Value at end of period | $83.94 | $77.57 | $70.58 | $78.28 | $74.96 | $73.11 | $71.96 | $69.65 | $66.51 | $62.321 |
| Number of accumulation units outstanding at end of period | 17,826 | 19,765 | 18,281 | 17,585 | 17,893 | 18,288 | 18,456 | 23,368 | 29,182 | 25,219 |

**Condensed Financial Information (continued)**

| | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $51.47 | $52.08 | $51.49 | $49.71 | $48.11 | $47.41 | $47.62 | $47.91 | $47.86 | $46.746 |
| Value at end of period | $50.82 | $51.47 | $52.08 | $51.49 | $49.71 | $48.11 | $47.41 | $47.62 | $47.91 | $47.86 |
| Number of accumulation units outstanding at end of period | 40,834 | 40,695 | 40,069 | 40,988 | 4,303 | 3,889 | 5,703 | 8,422 | 19,885 | 36,697 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.57 | $9.68 | $16.32 | $16.37 | $14.51 | $13.47 | $11.91 | $9.68 | $13.081 | $16.785 |
| Value at end of period | $14.05 | $12.57 | $9.68 | $16.32 | $16.37 | $14.51 | $13.47 | $11.91 | $9.68 | $13.081 |
| Number of accumulation units outstanding at end of period | 28,575 | 23,460 | 35,271 | 33,456 | 37,424 | 45,585 | 49,597 | 60,055 | 57,861 | 70,260 |

CFI 4

# *FOR MASTER APPLICATIONS ONLY*

*I hereby acknowledge receipt of a Variable Account C Group Installment Variable Annuity Contracts dated April 29, 2011, as well as all current prospectuses pertaining to the variable investment options available und the contracts.*

*___ Please send an Account C Statement of Additional Information (Form No. SAI.75980-11) dated April 29, 2011.*

**CONTRACT HOLDER' S SIGNATURE**

**DATE**

PRO.75980-11


**VARIABLE ANNUITY ACCOUNT C**
**OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**


**Statement of Additional Information dated April 29, 2011**

**MAP II (HR-10)**

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated April 29, 2011. The contracts offered in connection with the prospectus are group deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING Life Insurance and Annuity Company
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, Connecticut 06199-0063
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

**TABLE OF CONTENTS**

## GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

## VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

## OFFERING AND PURCHASE OF CONTRACTS

<R>
The Company's subsidiary, ING Financial Advisers LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections titled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2010, 2009 and 2008 amounted to $43,979,093.81, $44,259,566.54 and $43,901,529.15, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.
</R>

# INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases Annuity Units of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity nits are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the Annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by $.9971779^* = .9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.000442. This is then multiplied by the annuity unit value for the prior valuation ($13.400000 from above) to produce an annuity unit value of $13.4059289 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.405928, which produces an income phase payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be $.9959968 = .9998663^{30}$.

## SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## EXPERTS
### <R>

The statements of assets and liabilities of Variable Annuity Account C of ING Life Insurance and Annuity Company, as of December 31, 2010, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of ING Life Insurance and Annuity Company as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

</R>

**FINANCIAL STATEMENTS**
**Variable Annuity Account C of**
**ING Life Insurance and Annuity Company**
*Year ended December 31, 2010*
*with Report of Independent Registered Public Accounting Firm*

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**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Financial Statements**
**Year ended December 31, 2010**

# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2010, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

The Alger Funds II:
  Alger Green Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A
  Allianz NFJ Large-Cap Value Fund - Institutional Class
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund
  Amana Income Fund
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Government Income Trust:
  American Century Inflation-Adjusted Bond Fund - Investor Class
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
Aston Funds:
  Aston/Optimum Mid Cap Fund - Class N
BlackRock Equity Dividend Fund:
  BlackRock Equity Dividend Fund - Investor A Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund - Investor A
    Shares
The Bond Fund of America℠, Inc.:
  The Bond Fund of America℠, Inc. - Class R-4
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
Capital World Growth & Income Fund℠, Inc.:
  Capital World Growth & Income Fund℠, Inc. - Class R-3
Columbia Acorn Trust:
  Columbia℠ Acorn Fund® - Class A
  Columbia℠ Acorn Fund® - Class Z
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A
  Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
  CRM Mid Cap Value Fund - Investor Shares

Dodge & Cox Funds:
  Dodge & Cox International Stock Fund
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
  Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
  Fidelity® Advisor New Insights Fund - Institutional Class
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
  Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors℠, Inc.:
  Fundamental Investors℠, Inc. - Class R-3
  Fundamental Investors℠, Inc. - Class R-4
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
Hartford Mutual Funds, Inc.:
  The Hartford Capital Appreciation Fund - Class R4
  The Hartford Dividend And Growth Fund - Class R4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Equity Trust:
  ING Real Estate Fund - Class A

ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Service Class
  ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING Large Cap Growth Portfolio - Service Class
  ING Lord Abbett Growth and Income Portfolio - Institutional Class
  ING Lord Abbett Growth and Income Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Adviser Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Equity Income Portfolio - Service Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo HealthCare Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I

ING Mutual Funds:
  ING Global Real Estate Fund - Class A
  ING International Capital Appreciation Fund - Class I
  ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Adviser Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Adviser Class
  ING Index Solution 2015 Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Service 2 Class
  ING Index Solution 2025 Portfolio - Adviser Class
  ING Index Solution 2025 Portfolio - Service Class
  ING Index Solution 2025 Portfolio - Service 2 Class
  ING Index Solution 2035 Portfolio - Adviser Class
  ING Index Solution 2035 Portfolio - Service Class
  ING Index Solution 2035 Portfolio - Service 2 Class
  ING Index Solution 2045 Portfolio - Adviser Class
  ING Index Solution 2045 Portfolio - Service Class
  ING Index Solution 2045 Portfolio - Service 2 Class
  ING Index Solution 2055 Portfolio - Service Class
  ING Index Solution 2055 Portfolio - Service 2 Class
  ING Index Solution Income Portfolio - Adviser Class
  ING Index Solution Income Portfolio - Service 2 Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Global Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Global Strategic Income Portfolio - Initial Class
  ING Oppenheimer Global Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2015 Portfolio - Service 2 Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service 2 Class
  ING Solution 2035 Portfolio - Adviser Class

ING Partners, Inc. (continued):
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service 2 Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service 2 Class
  ING Solution 2055 Portfolio - Service Class
  ING Solution 2055 Portfolio - Service 2 Class
  ING Solution Growth Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING Solution Income Portfolio - Service 2 Class
  ING Solution Moderate Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Adviser Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Adviser Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Series Fund, Inc.:
  ING Core Equity Research Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S

ING Variable Portfolios, Inc. (continued):
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Opportunistic Large Cap Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Invesco Growth Series:
  Invesco Mid Cap Core Equity Fund - Class A
  Invesco Small Cap Growth Fund - Class A
Invesco Investment Funds:
  Invesco Global Health Care Fund - Investor Class
Invesco Sector Funds:
  Invesco U.S. Small Cap Value Fund - Class Y
  Invesco Van Kampen Small Cap Value Fund - Class A
Invesco Variable Insurance Funds:
  Invesco V.I. Capital Appreciation Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Enterprise Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Portfolio - Institutional Shares
The Lazard Funds, Inc.:
  Lazard Emerging Markets Equity Portfolio - Open Shares
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Developing Growth Fund, Inc.:
  Lord Abbett Developing Growth Fund, Inc. - Class A
Lord Abbett Investment Trust:
  Lord Abbett Core Fixed Income Fund - Class A
Lord Abbett Mid Cap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A

Neuberger Berman Equity Funds®:
   Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
   New Perspective Fund®, Inc. - Class R-3
   New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
   Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
   Oppenheimer Developing Markets Fund - Class A
Oppenheimer Gold & Special Minerals Fund:
   Oppenheimer Gold & Special Minerals Fund - Class A
Oppenheimer International Bond Fund:
   Oppenheimer International Bond Fund - Class A
Oppenheimer Variable Account Funds:
   Oppenheimer Global Securities/VA
   Oppenheimer Main Street Fund®/VA
   Oppenheimer Main Street Small Cap Fund®/VA
   Oppenheimer Small- & Mid-Cap Growth Fund/VA
   Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
   Pax World Balanced Fund - Individual Investor Class
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
   Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
   Pioneer Emerging Markets VCT Portfolio - Class I
   Pioneer Equity Income VCT Portfolio - Class I
   Pioneer High Yield VCT Portfolio - Class I
   Pioneer Mid Cap Value VCT Portfolio - Class I

Premier VIT:
   Premier VIT OpCap Mid Cap Portfolio - Class I
RiverSource® Investment Series, Inc.:
   Columbia Diversified Equity Income Fund - Class R-3
   Columbia Diversified Equity Income Fund - Class R-4
SmallCap World Fund, Inc.:
   SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
   T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
   T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
   Templeton Foreign Fund - Class A
Templeton Income Trust:
   Templeton Global Bond Fund - Class A
Vanguard® Variable Insurance Fund:
   Diversified Value Portfolio
   Equity Income Portfolio
   Small Company Growth Portfolio
Wanger Advisors Trust:
   Wanger International
   Wanger Select
   Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
   Washington Mutual Investors Fund[SM], Inc. - Class R-3
   Washington Mutual Investors Fund[SM], Inc. - Class R-4
Wells Fargo Funds Trust:
   Wells Fargo Advantage Small Cap Value Fund - Class A
   Wells Fargo Advantage Special Small Cap Values Fund - Class A

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2010, by correspondence with the transfer agents or custodian.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2010, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 5, 2011

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Dividend Value Fund - Class A | Allianz NFJ Large-Cap Value Fund - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,614 | $ 191 | $ 457 | $ 258 | $ 1,879 |
| Total assets | 1,614 | 191 | 457 | 258 | 1,879 |
| Net assets | $ 1,614 | $ 191 | $ 457 | $ 258 | $ 1,879 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,614 | $ 191 | $ 457 | $ 258 | $ 1,879 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,614 | $ 191 | $ 457 | $ 258 | $ 1,879 |
| | | | | | |
| Total number of mutual fund shares | 255,845 | 58,006 | 26,600 | 22,715 | 135,117 |
| | | | | | |
| Cost of mutual fund shares | $ 1,465 | $ 171 | $ 459 | $ 223 | $ 1,663 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | Allianz NFJ Small-Cap Value Fund - Class A | | Amana Growth Fund | | Amana Income Fund | | American Balanced Fund® - Class R-3 | | American Century Inflation-Adjusted Bond Fund - Investor Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 398 | $ | 18,000 | $ | 29,407 | $ | 6,178 | $ | 17,967 |
| Total assets | | 398 | | 18,000 | | 29,407 | | 6,178 | | 17,967 |
| Net assets | $ | 398 | $ | 18,000 | $ | 29,407 | $ | 6,178 | $ | 17,967 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 398 | $ | 18,000 | $ | 29,407 | $ | 6,178 | $ | 17,967 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 398 | $ | 18,000 | $ | 29,407 | $ | 6,178 | $ | 17,967 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 13,948 | | 728,141 | | 925,329 | | 345,915 | | 1,522,628 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 305 | $ | 15,570 | $ | 26,053 | $ | 5,841 | $ | 17,884 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | American Century Income & Growth Fund - A Class | Ariel Appreciation Fund | Ariel Fund | Artisan International Fund - Investor Shares | Aston/Optimum Mid Cap Fund - Class N |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 5,100 | $ 833 | $ 2,518 | $ 2,510 | $ 2,925 |
| Total assets | 5,100 | 833 | 2,518 | 2,510 | 2,925 |
| Net assets | $ 5,100 | $ 833 | $ 2,518 | $ 2,510 | $ 2,925 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,100 | $ 833 | $ 2,518 | $ 2,510 | $ 2,925 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 5,100 | $ 833 | $ 2,518 | $ 2,510 | $ 2,925 |
| | | | | | |
| Total number of mutual fund shares | 212,595 | 19,655 | 51,838 | 115,658 | 91,581 |
| | | | | | |
| Cost of mutual fund shares | $ 5,685 | $ 638 | $ 1,997 | $ 2,290 | $ 2,654 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

|  | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | The Bond Fund of America<sup>SM</sup>, Inc. - Class R-4 | Calvert VP SRI Balanced Portfolio | Capital World Growth & Income FundSM, Inc. - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 183 | $ 4,516 | $ 8,210 | $ 45,223 | $ 363 |
| Total assets | 183 | 4,516 | 8,210 | 45,223 | 363 |
| Net assets | $ 183 | $ 4,516 | $ 8,210 | $ 45,223 | $ 363 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 183 | $ 4,516 | $ 8,210 | $ 45,029 | $ 363 |
| Contracts in payout (annuitization) | - | - | - | 194 | - |
| Total net assets | $ 183 | $ 4,516 | $ 8,210 | $ 45,223 | $ 363 |
| | | | | | |
| Total number of mutual fund shares | 10,426 | 271,375 | 673,530 | 26,680,486 | 10,222 |
| | | | | | |
| Cost of mutual fund shares | $ 165 | $ 4,004 | $ 7,958 | $ 47,548 | $ 333 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | Columbia℠ Acorn Fund® - Class A | Columbia℠ Acorn Fund® - Class Z | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z | CRM Mid Cap Value Fund - Investor Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 9 | $ 7,095 | $ 3,877 | $ 2,739 | $ 223 |
| Total assets | 9 | 7,095 | 3,877 | 2,739 | 223 |
| Net assets | $ 9 | $ 7,095 | $ 3,877 | $ 2,739 | $ 223 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9 | $ 7,095 | $ 3,877 | $ 2,739 | $ 223 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 9 | $ 7,095 | $ 3,877 | $ 2,739 | $ 223 |
| | | | | | |
| Total number of mutual fund shares | 295 | 234,998 | 288,236 | 203,520 | 7,903 |
| | | | | | |
| Cost of mutual fund shares | $ 8 | $ 5,996 | $ 2,745 | $ 2,353 | $ 194 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | Dodge & Cox International Stock Fund | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4 | $ 351 | $ 38 | $ 12,954 | $ 279,835 |
| Total assets | 4 | 351 | 38 | 12,954 | 279,835 |
| Net assets | $ 4 | $ 351 | $ 38 | $ 12,954 | $ 279,835 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4 | $ 351 | $ 38 | $ 12,954 | $ 279,835 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 4 | $ 351 | $ 38 | $ 12,954 | $ 279,835 |
| | | | | | |
| Total number of mutual fund shares | 99 | 2,486 | 2,105 | 318,840 | 6,878,939 |
| | | | | | |
| Cost of mutual fund shares | $ 4 | $ 334 | $ 35 | $ 12,874 | $ 284,810 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | Fidelity® Advisor New Insights Fund - Institutional Class | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 38 | $ 280,318 | $ 225,726 | $ 9,957 | $ 36,340 |
| Total assets | 38 | 280,318 | 225,726 | 9,957 | 36,340 |
| Net assets | $ 38 | $ 280,318 | $ 225,726 | $ 9,957 | $ 36,340 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 38 | $ 277,195 | $ 225,001 | $ 9,889 | $ 36,340 |
| Contracts in payout (annuitization) | - | 3,123 | 725 | 68 | - |
| Total net assets | $ 38 | $ 280,318 | $ 225,726 | $ 9,957 | $ 36,340 |
| | | | | | |
| Total number of mutual fund shares | 1,898 | 14,738,075 | 6,085,908 | 1,787,541 | 2,166,975 |
| | | | | | |
| Cost of mutual fund shares | $ 34 | $ 331,600 | $ 194,024 | $ 9,075 | $ 43,156 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Mutual Global Discovery Fund - Class R |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,058,819 | $ 106,249 | $ 20,531 | $ 22,008 | $ 3,888 |
| Total assets | 1,058,819 | 106,249 | 20,531 | 22,008 | 3,888 |
| Net assets | $ 1,058,819 | $ 106,249 | $ 20,531 | $ 22,008 | $ 3,888 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,050,031 | $ 106,249 | $ 20,531 | $ 22,008 | $ 3,888 |
| Contracts in payout (annuitization) | 8,788 | - | - | - | - |
| Total net assets | $ 1,058,819 | $ 106,249 | $ 20,531 | $ 22,008 | $ 3,888 |
| | | | | | |
| Total number of mutual fund shares | 44,339,147 | 802,543 | 628,059 | 1,513,634 | 134,395 |
| | | | | | |
| Cost of mutual fund shares | $ 1,143,490 | $ 98,065 | $ 17,516 | $ 21,573 | $ 3,645 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Fundamental Investors℠, Inc. - Class R-3 | Fundamental Investors℠, Inc. - Class R-4 | The Growth Fund of America® - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 681 | $ 119,932 | $ 793 | $ 31,928 | $ 17,580 |
| Total assets | 681 | 119,932 | 793 | 31,928 | 17,580 |
| Net assets | $ 681 | $ 119,932 | $ 793 | $ 31,928 | $ 17,580 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 681 | $ 117,099 | $ 793 | $ 31,928 | $ 17,580 |
| Contracts in payout (annuitization) | - | 2,833 | - | - | - |
| Total net assets | $ 681 | $ 119,932 | $ 793 | $ 31,928 | $ 17,580 |
| | | | | | |
| Total number of mutual fund shares | 18,242 | 7,380,431 | 21,660 | 871,397 | 586,380 |
| | | | | | |
| Cost of mutual fund shares | $ 529 | $ 113,638 | $ 699 | $ 25,049 | $ 16,614 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2010
### *(Dollars in thousands)*

| | The Growth Fund of America® - Class R-4 | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | The Income Fund of America® - Class R-3 | ING Balanced Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 313,633 | $ 190 | $ 46 | $ 1,942 | $ 347,585 |
| Total assets | 313,633 | 190 | 46 | 1,942 | 347,585 |
| Net assets | $ 313,633 | $ 190 | $ 46 | $ 1,942 | $ 347,585 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 313,633 | $ 190 | $ 46 | $ 1,942 | $ 329,058 |
| Contracts in payout (annuitization) | - | - | - | - | 18,527 |
| Total net assets | $ 313,633 | $ 190 | $ 46 | $ 1,942 | $ 347,585 |
| | | | | | |
| Total number of mutual fund shares | 10,388,626 | 5,125 | 2,413 | 117,691 | 30,041,957 |
| | | | | | |
| Cost of mutual fund shares | $ 299,976 | $ 183 | $ 43 | $ 1,827 | $ 362,190 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I | ING Intermediate Bond Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,971 | $ 4,750 | $ 4,053 | $ 383,698 | $ 511 |
| Total assets | 1,971 | 4,750 | 4,053 | 383,698 | 511 |
| Net assets | $ 1,971 | $ 4,750 | $ 4,053 | $ 383,698 | $ 511 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,971 | $ 4,750 | $ 4,053 | $ 376,728 | $ 511 |
| Contracts in payout (annuitization) | - | - | - | 6,970 | - |
| Total net assets | $ 1,971 | $ 4,750 | $ 4,053 | $ 383,698 | $ 511 |
| | | | | | |
| Total number of mutual fund shares | 147,192 | 536,156 | 428,839 | 31,789,419 | 42,515 |
| | | | | | |
| Cost of mutual fund shares | $ 1,653 | $ 4,698 | $ 4,045 | $ 407,639 | $ 501 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Artio Foreign Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 32,588 | $ 84,717 | $ 196 | $ 220 | $ 59,612 |
| Total assets | 32,588 | 84,717 | 196 | 220 | 59,612 |
| Net assets | $ 32,588 | $ 84,717 | $ 196 | $ 220 | $ 59,612 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 32,588 | $ 84,485 | $ 196 | $ 220 | $ 59,612 |
| Contracts in payout (annuitization) | - | 232 | - | - | - |
| Total net assets | $ 32,588 | $ 84,717 | $ 196 | $ 220 | $ 59,612 |
| | | | | | |
| Total number of mutual fund shares | 2,821,515 | 8,644,616 | 20,102 | 22,810 | 6,114,068 |
| | | | | | |
| Cost of mutual fund shares | $ 42,070 | $ 99,742 | $ 189 | $ 170 | $ 57,282 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,924 | $ 41,259 | $ 64,558 | $ 33 | $ 133,413 |
| Total assets | 1,924 | 41,259 | 64,558 | 33 | 133,413 |
| Net assets | $ 1,924 | $ 41,259 | $ 64,558 | $ 33 | $ 133,413 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 41,259 | $ 64,558 | $ 33 | $ 133,413 |
| Contracts in payout (annuitization) | 1,924 | - | - | - | - |
| Total net assets | $ 1,924 | $ 41,259 | $ 64,558 | $ 33 | $ 133,413 |
| | | | | | |
| Total number of mutual fund shares | 87,554 | 1,882,237 | 4,250,025 | 1,542 | 6,205,252 |
| | | | | | |
| Cost of mutual fund shares | $ 1,768 | $ 36,813 | $ 50,303 | $ 36 | $ 132,590 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 21,675 | $ 405 | $ 40,548 | $ 33,720 | $ 6,554 |
| Total assets | 21,675 | 405 | 40,548 | 33,720 | 6,554 |
| Net assets | $ 21,675 | $ 405 | $ 40,548 | $ 33,720 | $ 6,554 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 21,675 | $ 405 | $ 40,548 | $ 33,720 | $ 6,554 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 21,675 | $ 405 | $ 40,548 | $ 33,720 | $ 6,554 |
| | | | | | |
| Total number of mutual fund shares | 1,795,779 | 18,128 | 1,769,120 | 1,475,731 | 498,806 |
| | | | | | |
| Cost of mutual fund shares | $ 18,973 | $ 365 | $ 35,477 | $ 29,598 | $ 5,218 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Large Cap Growth Portfolio - Service Class | ING Lord Abbett Growth and Income Portfolio - Institutional Class | ING Lord Abbett Growth and Income Portfolio - Service Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3,252 | $ 88,511 | $ 807 | $ 9,178 | $ 522 |
| Total assets | 3,252 | 88,511 | 807 | 9,178 | 522 |
| Net assets | $ 3,252 | $ 88,511 | $ 807 | $ 9,178 | $ 522 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3,252 | $ 87,392 | $ 807 | $ 9,178 | $ 522 |
| Contracts in payout (annuitization) | - | 1,119 | - | - | - |
| Total net assets | $ 3,252 | $ 88,511 | $ 807 | $ 9,178 | $ 522 |
| | | | | | |
| Total number of mutual fund shares | 247,512 | 9,856,482 | 89,331 | 530,832 | 30,498 |
| | | | | | |
| Cost of mutual fund shares | $ 2,892 | $ 105,599 | $ 888 | $ 8,003 | $ 453 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Marsico International Opportunities Portfolio - Adviser Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 81 | $ 8,102 | $ 1,070 | $ 60,109 | $ 25,934 |
| Total assets | 81 | 8,102 | 1,070 | 60,109 | 25,934 |
| Net assets | $ 81 | $ 8,102 | $ 1,070 | $ 60,109 | $ 25,934 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 81 | $ 8,102 | $ 1,070 | $ 60,109 | $ 25,934 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 81 | $ 8,102 | $ 1,070 | $ 60,109 | $ 25,934 |
| | | | | | |
| Total number of mutual fund shares | 6,876 | 694,839 | 71,742 | 4,012,618 | 1,731,234 |
| | | | | | |
| Cost of mutual fund shares | $ 71 | $ 7,619 | $ 966 | $ 66,523 | $ 27,665 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING MFS Utilities Portfolio - Service Class | | ING PIMCO High Yield Portfolio - Institutional Class | | ING PIMCO High Yield Portfolio - Service Class | | ING Pioneer Equity Income Portfolio - Institutional Class | | ING Pioneer Equity Income Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 37,746 | $ | 6,858 | $ | 20,723 | $ | 137,628 | $ | 3 |
| Total assets | | 37,746 | | 6,858 | | 20,723 | | 137,628 | | 3 |
| Net assets | $ | 37,746 | $ | 6,858 | $ | 20,723 | $ | 137,628 | $ | 3 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 37,746 | $ | 6,858 | $ | 20,723 | $ | 135,400 | $ | 3 |
| Contracts in payout (annuitization) | | - | | - | | - | | 2,228 | | - |
| Total net assets | $ | 37,746 | $ | 6,858 | $ | 20,723 | $ | 137,628 | $ | 3 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 2,838,050 | | 671,079 | | 2,027,693 | | 17,075,401 | | 353 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 40,659 | $ | 6,599 | $ | 18,292 | $ | 145,030 | $ | 3 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 20,602 | $ 473 | $ 93,956 | $ 390 | $ 352,842 |
| Total assets | 20,602 | 473 | 93,956 | 390 | 352,842 |
| Net assets | $ 20,602 | $ 473 | $ 93,956 | $ 390 | $ 352,842 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 20,350 | $ 473 | $ 92,816 | $ 390 | $ 352,842 |
| Contracts in payout (annuitization) | 252 | - | 1,140 | - | - |
| Total net assets | $ 20,602 | $ 473 | $ 93,956 | $ 390 | $ 352,842 |
| | | | | | |
| Total number of mutual fund shares | 1,846,096 | 42,370 | 8,557,034 | 35,561 | 15,564,287 |
| | | | | | |
| Cost of mutual fund shares | $ 20,354 | $ 377 | $ 97,288 | $ 314 | $ 343,255 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING U.S. Stock Index Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,354 | $ 106,214 | $ 735 | $ 3,693 | $ 6,021 |
| Total assets | 1,354 | 106,214 | 735 | 3,693 | 6,021 |
| Net assets | $ 1,354 | $ 106,214 | $ 735 | $ 3,693 | $ 6,021 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,354 | $ 106,117 | $ 735 | $ 3,693 | $ 6,021 |
| Contracts in payout (annuitization) | - | 97 | - | - | - |
| Total net assets | $ 1,354 | $ 106,214 | $ 735 | $ 3,693 | $ 6,021 |
| | | | | | |
| Total number of mutual fund shares | 115,915 | 9,016,502 | 65,355 | 327,373 | 551,367 |
| | | | | | |
| Cost of mutual fund shares | $ 1,255 | $ 106,574 | $ 716 | $ 3,428 | $ 5,763 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | ING Van Kampen Growth and Income Portfolio - Service Class | | ING Wells Fargo HealthCare Portfolio - Service Class | | ING Money Market Portfolio - Class I | | ING Global Real Estate Fund - Class A | | ING International Capital Appreciation Fund - Class I | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 21,766 | $ | 10,075 | $ | 342,560 | $ | 48 | $ | 11 |
| Total assets | | 21,766 | | 10,075 | | 342,560 | | 48 | | 11 |
| Net assets | $ | 21,766 | $ | 10,075 | $ | 342,560 | $ | 48 | $ | 11 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 21,766 | $ | 10,075 | $ | 338,806 | $ | 48 | $ | 11 |
| Contracts in payout (annuitization) | | - | | - | | 3,754 | | - | | - |
| Total net assets | $ | 21,766 | $ | 10,075 | $ | 342,560 | $ | 48 | $ | 11 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 1,003,038 | | 915,122 | | 342,560,329 | | 2,942 | | 1,044 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 21,118 | $ | 9,300 | $ | 342,560 | $ | 44 | $ | 10 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | ING International SmallCap Multi-Manager Fund - Class A | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,766 | $ 76 | $ 45,970 | $ 1,247 | $ 122,371 |
| Total assets | 1,766 | 76 | 45,970 | 1,247 | 122,371 |
| Net assets | $ 1,766 | $ 76 | $ 45,970 | $ 1,247 | $ 122,371 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,766 | $ 76 | $ 45,238 | $ 1,247 | $ 120,003 |
| Contracts in payout (annuitization) | - | - | 732 | - | 2,368 |
| Total net assets | $ 1,766 | $ 76 | $ 45,970 | $ 1,247 | $ 122,371 |
| | | | | | |
| Total number of mutual fund shares | 43,939 | 6,505 | 3,889,135 | 67,322 | 6,457,574 |
| | | | | | |
| Cost of mutual fund shares | $ 1,546 | $ 63 | $ 39,875 | $ 875 | $ 102,881 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
*(Dollars in thousands)*

| | ING Columbia Small Cap Value Portfolio - Adviser Class | ING Columbia Small Cap Value Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Index Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 26 | $ 2,367 | $ 14,440 | $ 14,099 | $ 55 |
| Total assets | 26 | 2,367 | 14,440 | 14,099 | 55 |
| Net assets | $ 26 | $ 2,367 | $ 14,440 | $ 14,099 | $ 55 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 26 | $ 2,367 | $ 14,145 | $ 14,099 | $ 55 |
| Contracts in payout (annuitization) | - | - | 295 | - | - |
| Total net assets | $ 26 | $ 2,367 | $ 14,440 | $ 14,099 | $ 55 |
| | | | | | |
| Total number of mutual fund shares | 2,564 | 227,814 | 812,620 | 1,065,719 | 5,208 |
| | | | | | |
| Cost of mutual fund shares | $ 18 | $ 1,869 | $ 13,485 | $ 12,612 | $ 52 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | ING Index Solution 2015 Portfolio - Service 2 Class | ING Index Solution 2025 Portfolio - Service Class | ING Index Solution 2025 Portfolio - Service 2 Class | ING Index Solution 2035 Portfolio - Service Class | ING Index Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 687 | $ 28 | $ 1,519 | $ 22 | $ 1,083 |
| Total assets | 687 | 28 | 1,519 | 22 | 1,083 |
| Net assets | $ 687 | $ 28 | $ 1,519 | $ 22 | $ 1,083 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 687 | $ 28 | $ 1,519 | $ 22 | $ 1,083 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 687 | $ 28 | $ 1,519 | $ 22 | $ 1,083 |
| | | | | | |
| Total number of mutual fund shares | 65,884 | 2,693 | 146,074 | 2,159 | 105,235 |
| | | | | | |
| Cost of mutual fund shares | $ 656 | $ 27 | $ 1,409 | $ 21 | $ 984 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | ING Index Solution 2045 Portfolio - Service Class | ING Index Solution 2045 Portfolio - Service 2 Class | ING Index Solution 2055 Portfolio - Service Class | ING Index Solution 2055 Portfolio - Service 2 Class | ING Index Solution Income Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1 | $ 584 | $ 3 | $ - | $ 160 |
| Total assets | 1 | 584 | 3 | - | 160 |
| Net assets | $ 1 | $ 584 | $ 3 | $ - | $ 160 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1 | $ 584 | $ 3 | $ - | $ 160 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1 | $ 584 | $ 3 | $ - | $ 160 |
| | | | | | |
| Total number of mutual fund shares | 53 | 57,551 | 264 | 18 | 14,878 |
| | | | | | |
| Cost of mutual fund shares | $ 1 | $ 526 | $ 3 | $ - | $ 155 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class | ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class | ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 378 | $ 30,952 | $ 91 | $ 119,159 | $ 194 |
| Total assets | 378 | 30,952 | 91 | 119,159 | 194 |
| Net assets | $ 378 | $ 30,952 | $ 91 | $ 119,159 | $ 194 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 378 | $ 29,749 | $ 91 | $ 118,224 | $ 194 |
| Contracts in payout (annuitization) | - | 1,203 | - | 935 | - |
| Total net assets | $ 378 | $ 30,952 | $ 91 | $ 119,159 | $ 194 |
| | | | | | |
| Total number of mutual fund shares | 27,408 | 2,229,999 | 1,975 | 2,463,492 | 4,092 |
| | | | | | |
| Cost of mutual fund shares | $ 333 | $ 30,580 | $ 58 | $ 92,231 | $ 160 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Global Strategic Income Portfolio - Adviser Class | ING Oppenheimer Global Strategic Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 483 | $ 591,369 | $ 647 | $ 471 | $ 154,688 |
| Total assets | 483 | 591,369 | 647 | 471 | 154,688 |
| Net assets | $ 483 | $ 591,369 | $ 647 | $ 471 | $ 154,688 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 483 | $ 587,977 | $ 647 | $ 471 | $ 150,237 |
| Contracts in payout (annuitization) | - | 3,392 | - | - | 4,451 |
| Total net assets | $ 483 | $ 591,369 | $ 647 | $ 471 | $ 154,688 |
| | | | | | |
| Total number of mutual fund shares | 35,862 | 42,605,870 | 47,893 | 40,320 | 13,142,558 |
| | | | | | |
| Cost of mutual fund shares | $ 391 | $ 540,479 | $ 612 | $ 436 | $ 139,661 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Oppenheimer Global Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,077 | $ 1,991 | $ 227,651 | $ 17,901 | $ 370 |
| Total assets | 1,077 | 1,991 | 227,651 | 17,901 | 370 |
| Net assets | $ 1,077 | $ 1,991 | $ 227,651 | $ 17,901 | $ 370 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,064 | $ 1,991 | $ 221,436 | $ 16,641 | $ 370 |
| Contracts in payout (annuitization) | 13 | - | 6,215 | 1,260 | - |
| Total net assets | $ 1,077 | $ 1,991 | $ 227,651 | $ 17,901 | $ 370 |
| | | | | | |
| Total number of mutual fund shares | 91,554 | 167,485 | 18,907,871 | 1,592,658 | 32,969 |
| | | | | | |
| Cost of mutual fund shares | $ 923 | $ 1,954 | $ 219,473 | $ 15,035 | $ 321 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2015 Portfolio - Service 2 Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 512 | $ 58,754 | $ 14,738 | $ 351 | $ 86,539 |
| Total assets | 512 | 58,754 | 14,738 | 351 | 86,539 |
| Net assets | $ 512 | $ 58,754 | $ 14,738 | $ 351 | $ 86,539 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 512 | $ 58,754 | $ 14,738 | $ 351 | $ 86,539 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 512 | $ 58,754 | $ 14,738 | $ 351 | $ 86,539 |
| | | | | | |
| Total number of mutual fund shares | 46,902 | 5,317,126 | 1,359,567 | 31,932 | 7,789,320 |
| | | | | | |
| Cost of mutual fund shares | $ 496 | $ 56,749 | $ 14,277 | $ 328 | $ 82,210 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service 2 Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2035 Portfolio - Service 2 Class | ING Solution 2045 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 20,208 | $ 379 | $ 70,002 | $ 17,154 | $ 80 |
| Total assets | 20,208 | 379 | 70,002 | 17,154 | 80 |
| Net assets | $ 20,208 | $ 379 | $ 70,002 | $ 17,154 | $ 80 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 20,208 | $ 379 | $ 70,002 | $ 17,154 | $ 80 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 20,208 | $ 379 | $ 70,002 | $ 17,154 | $ 80 |
| | | | | | |
| Total number of mutual fund shares | 1,850,580 | 33,860 | 6,183,952 | 1,548,164 | 7,090 |
| | | | | | |
| Cost of mutual fund shares | $ 19,105 | $ 348 | $ 65,031 | $ 16,057 | $ 75 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Service Class | ING Solution 2045 Portfolio - Service 2 Class | ING Solution 2055 Portfolio - Service Class | ING Solution 2055 Portfolio - Service 2 Class | ING Solution Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 49,958 | $ 13,890 | $ 222 | $ 174 | $ 1,246 |
| Total assets | 49,958 | 13,890 | 222 | 174 | 1,246 |
| Net assets | $ 49,958 | $ 13,890 | $ 222 | $ 174 | $ 1,246 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 49,958 | $ 13,890 | $ 222 | $ 174 | $ 1,246 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 49,958 | $ 13,890 | $ 222 | $ 174 | $ 1,246 |
| | | | | | |
| Total number of mutual fund shares | 4,382,294 | 1,235,724 | 19,523 | 15,381 | 135,102 |
| | | | | | |
| Cost of mutual fund shares | $ 45,547 | $ 12,898 | $ 209 | $ 156 | $ 1,062 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING Solution Income Portfolio - Service 2 Class | ING Solution Moderate Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 998 | $ 12,512 | $ 5,049 | $ 2,487 | $ 451 |
| Total assets | 998 | 12,512 | 5,049 | 2,487 | 451 |
| Net assets | $ 998 | $ 12,512 | $ 5,049 | $ 2,487 | $ 451 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 998 | $ 12,512 | $ 5,049 | $ 2,487 | $ 451 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 998 | $ 12,512 | $ 5,049 | $ 2,487 | $ 451 |
| | | | | | |
| Total number of mutual fund shares | 92,174 | 1,141,575 | 469,683 | 250,918 | 54,696 |
| | | | | | |
| Cost of mutual fund shares | $ 934 | $ 11,963 | $ 4,967 | $ 2,149 | $ 375 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 345,307 | $ 562 | $ 1,195 | $ 223,428 | $ 2,022 |
| Total assets | 345,307 | 562 | 1,195 | 223,428 | 2,022 |
| Net assets | $ 345,307 | $ 562 | $ 1,195 | $ 223,428 | $ 2,022 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 343,047 | $ 562 | $ 1,195 | $ 222,165 | $ 2,022 |
| Contracts in payout (annuitization) | 2,260 | - | - | 1,263 | - |
| Total net assets | $ 345,307 | $ 562 | $ 1,195 | $ 223,428 | $ 2,022 |
| | | | | | |
| Total number of mutual fund shares | 40,151,935 | 66,543 | 22,358 | 4,100,357 | 37,502 |
| | | | | | |
| Cost of mutual fund shares | $ 307,040 | $ 436 | $ 1,034 | $ 187,794 | $ 1,828 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Adviser Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class | ING Thornburg Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 324 | $ 96,382 | $ 88 | $ 383 | $ 93,417 |
| Total assets | 324 | 96,382 | 88 | 383 | 93,417 |
| Net assets | $ 324 | $ 96,382 | $ 88 | $ 383 | $ 93,417 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 324 | $ 93,709 | $ 88 | $ 383 | $ 92,481 |
| Contracts in payout (annuitization) | - | 2,673 | - | - | 936 |
| Total net assets | $ 324 | $ 96,382 | $ 88 | $ 383 | $ 93,417 |
| | | | | | |
| Total number of mutual fund shares | 29,519 | 8,722,348 | 7,961 | 12,289 | 2,921,116 |
| | | | | | |
| Cost of mutual fund shares | $ 311 | $ 108,260 | $ 73 | $ 371 | $ 78,971 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class | ING Van Kampen Comstock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 75 | $ 78,055 | $ 16 | $ 307 | $ 52,549 |
| Total assets | 75 | 78,055 | 16 | 307 | 52,549 |
| Net assets | $ 75 | $ 78,055 | $ 16 | $ 307 | $ 52,549 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 75 | $ 77,520 | $ 16 | $ 307 | $ 51,189 |
| Contracts in payout (annuitization) | - | 535 | - | - | 1,360 |
| Total net assets | $ 75 | $ 78,055 | $ 16 | $ 307 | $ 52,549 |
| | | | | | |
| Total number of mutual fund shares | 8,438 | 8,615,367 | 1,796 | 30,259 | 5,161,940 |
| | | | | | |
| Cost of mutual fund shares | $ 65 | $ 72,577 | $ 16 | $ 296 | $ 57,303 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class | ING Core Equity Research Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 523 | $ 249,741 | $ 214 | $ 200 | $ 30,602 |
| Total assets | 523 | 249,741 | 214 | 200 | 30,602 |
| Net assets | $ 523 | $ 249,741 | $ 214 | $ 200 | $ 30,602 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 523 | $ 245,700 | $ 214 | $ 200 | $ 29,495 |
| Contracts in payout (annuitization) | - | 4,041 | - | - | 1,107 |
| Total net assets | $ 523 | $ 249,741 | $ 214 | $ 200 | $ 30,602 |
| | | | | | |
| Total number of mutual fund shares | 15,496 | 7,298,087 | 6,306 | 17,183 | 2,939,672 |
| | | | | | |
| Cost of mutual fund shares | $ 502 | $ 244,136 | $ 194 | $ 181 | $ 32,133 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | ING Strategic Allocation Growth Portfolio - Class I | ING Strategic Allocation Moderate Portfolio - Class I | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 65,533 | $ 61,501 | $ 606 | $ 1,177,617 | $ 1,467 |
| Total assets | 65,533 | 61,501 | 606 | 1,177,617 | 1,467 |
| Net assets | $ 65,533 | $ 61,501 | $ 606 | $ 1,177,617 | $ 1,467 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 64,871 | $ 60,385 | $ 606 | $ 1,089,912 | $ 1,467 |
| Contracts in payout (annuitization) | 662 | 1,116 | - | 87,705 | - |
| Total net assets | $ 65,533 | $ 61,501 | $ 606 | $ 1,177,617 | $ 1,467 |
| | | | | | |
| Total number of mutual fund shares | 6,399,723 | 5,965,141 | 27,856 | 53,674,420 | 67,365 |
| | | | | | |
| Cost of mutual fund shares | $ 78,032 | $ 71,063 | $ 526 | $ 1,262,196 | $ 1,297 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 186 | $ 1,847 | $ 1,420 | $ 350 | $ 139 |
| Total assets | 186 | 1,847 | 1,420 | 350 | 139 |
| Net assets | $ 186 | $ 1,847 | $ 1,420 | $ 350 | $ 139 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 186 | $ 1,847 | $ 1,420 | $ 350 | $ 139 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 186 | $ 1,847 | $ 1,420 | $ 350 | $ 139 |
| | | | | | |
| Total number of mutual fund shares | 23,926 | 228,043 | 179,105 | 43,976 | 17,342 |
| | | | | | |
| Cost of mutual fund shares | $ 213 | $ 2,188 | $ 1,679 | $ 402 | $ 164 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 10 | | ING GET U.S. Core Portfolio - Series 11 | | ING BlackRock Science and Technology Opportunities Portfolio - Class I | | ING Index Plus LargeCap Portfolio - Class I | | ING Index Plus LargeCap Portfolio - Class S | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 63 | $ | 31 | $ | 50,430 | $ | 292,131 | $ | 348 |
| Total assets | | 63 | | 31 | | 50,430 | | 292,131 | | 348 |
| Net assets | $ | 63 | $ | 31 | $ | 50,430 | $ | 292,131 | $ | 348 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 63 | $ | 31 | $ | 50,430 | $ | 288,877 | $ | 348 |
| Contracts in payout (annuitization) | | - | | - | | - | | 3,254 | | - |
| Total net assets | $ | 63 | $ | 31 | $ | 50,430 | $ | 292,131 | $ | 348 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 7,780 | | 3,920 | | 8,489,950 | | 21,031,731 | | 25,290 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 74 | $ | 37 | $ | 38,949 | $ | 276,890 | $ | 338 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | ING Index Plus MidCap Portfolio - Class I | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class I | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 307,653 | $ 590 | $ 122,910 | $ 154 | $ 20,151 |
| Total assets | 307,653 | 590 | 122,910 | 154 | 20,151 |
| Net assets | $ 307,653 | $ 590 | $ 122,910 | $ 154 | $ 20,151 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 305,101 | $ 590 | $ 121,408 | $ 154 | $ 19,519 |
| Contracts in payout (annuitization) | 2,552 | - | 1,502 | - | 632 |
| Total net assets | $ 307,653 | $ 590 | $ 122,910 | $ 154 | $ 20,151 |
| | | | | | |
| Total number of mutual fund shares | 19,835,793 | 38,485 | 8,741,819 | 11,056 | 2,359,550 |
| | | | | | |
| Cost of mutual fund shares | $ 322,635 | $ 466 | $ 131,373 | $ 103 | $ 17,948 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | ING International Index Portfolio - Class S | ING Russell™ Large Cap Growth Index Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 13 | $ 3,841 | $ 508 | $ 11,717 | $ 10 |
| Total assets | 13 | 3,841 | 508 | 11,717 | 10 |
| Net assets | $ 13 | $ 3,841 | $ 508 | $ 11,717 | $ 10 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 13 | $ 3,810 | $ 508 | $ 11,717 | $ - |
| Contracts in payout (annuitization) | - | 31 | - | - | 10 |
| Total net assets | $ 13 | $ 3,841 | $ 508 | $ 11,717 | $ 10 |
| | | | | | |
| Total number of mutual fund shares | 1,507 | 266,938 | 35,422 | 1,210,428 | 1,003 |
| | | | | | |
| Cost of mutual fund shares | $ 12 | $ 3,303 | $ 409 | $ 9,650 | $ 9 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Russell™ Large Cap Value Index Portfolio - Class I | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 145 | $ 2,346 | $ 4,652 | $ 6,503 | $ 5,262 |
| Total assets | 145 | 2,346 | 4,652 | 6,503 | 5,262 |
| Net assets | $ 145 | $ 2,346 | $ 4,652 | $ 6,503 | $ 5,262 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 145 | $ 2,346 | $ 4,652 | $ 6,503 | $ 5,262 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 145 | $ 2,346 | $ 4,652 | $ 6,503 | $ 5,262 |
| | | | | | |
| Total number of mutual fund shares | 11,529 | 186,641 | 284,889 | 562,035 | 426,403 |
| | | | | | |
| Cost of mutual fund shares | $ 137 | $ 2,239 | $ 3,591 | $ 4,739 | $ 4,239 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | ING Small Company Portfolio - Class I | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class I | ING International Value Portfolio - Class I | ING International Value Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 129,660 | $ 149 | $ 5,363 | $ 84,378 | $ 263 |
| Total assets | 129,660 | 149 | 5,363 | 84,378 | 263 |
| Net assets | $ 129,660 | $ 149 | $ 5,363 | $ 84,378 | $ 263 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 127,974 | $ 149 | $ 5,363 | $ 81,856 | $ 263 |
| Contracts in payout (annuitization) | 1,686 | - | - | 2,522 | - |
| Total net assets | $ 129,660 | $ 149 | $ 5,363 | $ 84,378 | $ 263 |
| | | | | | |
| Total number of mutual fund shares | 7,069,802 | 8,249 | 499,391 | 9,938,520 | 30,428 |
| | | | | | |
| Cost of mutual fund shares | $ 128,216 | $ 122 | $ 5,324 | $ 114,492 | $ 283 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | ING MidCap Opportunities Portfolio - Class I | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class I | ING SmallCap Opportunities Portfolio - Class S | Invesco Mid Cap Core Equity Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 23,611 | $ 2,514 | $ 20,701 | $ 213 | $ 5,115 |
| Total assets | 23,611 | 2,514 | 20,701 | 213 | 5,115 |
| Net assets | $ 23,611 | $ 2,514 | $ 20,701 | $ 213 | $ 5,115 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 23,611 | $ 2,514 | $ 20,701 | $ 213 | $ 5,115 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 23,611 | $ 2,514 | $ 20,701 | $ 213 | $ 5,115 |
| | | | | | |
| Total number of mutual fund shares | 2,019,757 | 219,383 | 972,772 | 10,231 | 220,740 |
| | | | | | |
| Cost of mutual fund shares | $ 18,903 | $ 2,020 | $ 17,480 | $ 164 | $ 4,582 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | Invesco Small Cap Growth Fund - Class A | Invesco Global Health Care Fund - Investor Class | Invesco U.S. Small Cap Value Fund - Class Y | Invesco Van Kampen Small Cap Value Fund - Class A | Invesco V.I. Capital Appreciation Fund - Series I Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 42 | $ 183 | $ 5,835 | $ 120 | $ 22,362 |
| Total assets | 42 | 183 | 5,835 | 120 | 22,362 |
| Net assets | $ 42 | $ 183 | $ 5,835 | $ 120 | $ 22,362 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 42 | $ 183 | $ 5,835 | $ 120 | $ 22,325 |
| Contracts in payout (annuitization) | - | - | - | - | 37 |
| Total net assets | $ 42 | $ 183 | $ 5,835 | $ 120 | $ 22,362 |
| | | | | | |
| Total number of mutual fund shares | 1,460 | 6,844 | 216,506 | 6,649 | 959,742 |
| | | | | | |
| Cost of mutual fund shares | $ 37 | $ 172 | $ 4,793 | $ 107 | $ 24,201 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | Invesco V.I. Core Equity Fund - Series I Shares | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 38,408 | $ 242 | $ 363 | $ 66 | $ 82 |
| Total assets | 38,408 | 242 | 363 | 66 | 82 |
| Net assets | $ 38,408 | $ 242 | $ 363 | $ 66 | $ 82 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 37,782 | $ 242 | $ 363 | $ 66 | $ 82 |
| Contracts in payout (annuitization) | 626 | - | - | - | - |
| Total net assets | $ 38,408 | $ 242 | $ 363 | $ 66 | $ 82 |
| | | | | | |
| Total number of mutual fund shares | 1,420,925 | 8,546 | 9,375 | 5,201 | 3,399 |
| | | | | | |
| Cost of mutual fund shares | $ 35,029 | $ 235 | $ 324 | $ 61 | $ 80 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2010
*(Dollars in thousands)*

| | Janus Aspen Series Worldwide Portfolio - Institutional Shares | Lazard Emerging Markets Equity Portfolio - Open Shares | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 164 | $ - | $ 2,566 | $ 316 | $ 4,646 |
| Total assets | 164 | - | 2,566 | 316 | 4,646 |
| Net assets | $ 164 | $ - | $ 2,566 | $ 316 | $ 4,646 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 164 | $ - | $ 2,566 | $ 316 | $ 4,646 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 164 | $ - | $ 2,566 | $ 316 | $ 4,646 |
| | | | | | |
| Total number of mutual fund shares | 5,451 | 9 | 206,095 | 19,002 | 176,136 |
| | | | | | |
| Cost of mutual fund shares | $ 160 | $ - | $ 2,140 | $ 263 | $ 3,477 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | Lord Abbett Developing Growth Fund, Inc. - Class A | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 19 | $ 4 | $ 1,451 | $ 1,751 | $ 98,339 |
| Total assets | 19 | 4 | 1,451 | 1,751 | 98,339 |
| Net assets | $ 19 | $ 4 | $ 1,451 | $ 1,751 | $ 98,339 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 19 | $ 4 | $ 1,451 | $ 1,751 | $ 97,462 |
| Contracts in payout (annuitization) | - | - | - | - | 877 |
| Total net assets | $ 19 | $ 4 | $ 1,451 | $ 1,751 | $ 98,339 |
| | | | | | |
| Total number of mutual fund shares | 910 | 350 | 88,257 | 55,701 | 5,938,375 |
| | | | | | |
| Cost of mutual fund shares | $ 17 | $ 4 | $ 1,454 | $ 1,530 | $ 111,042 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2010
*(Dollars in thousands)*

| | Massachusetts Investors Growth Stock Fund - Class A | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 371 | $ 7,130 | $ 4,250 | $ 72,675 | $ 456 |
| Total assets | 371 | 7,130 | 4,250 | 72,675 | 456 |
| Net assets | $ 371 | $ 7,130 | $ 4,250 | $ 72,675 | $ 456 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 371 | $ 7,130 | $ 4,250 | $ 72,675 | $ 456 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 371 | $ 7,130 | $ 4,250 | $ 72,675 | $ 456 |
| | | | | | |
| Total number of mutual fund shares | 24,339 | 408,571 | 150,869 | 2,563,495 | 10,461 |
| | | | | | |
| Cost of mutual fund shares | $ 315 | $ 6,010 | $ 4,060 | $ 69,540 | $ 378 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Gold & Special Minerals Fund - Class A | Oppenheimer International Bond Fund - Class A | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 325,715 | $ 38 | $ 52 | $ 281 | $ 74 |
| Total assets | 325,715 | 38 | 52 | 281 | 74 |
| Net assets | $ 325,715 | $ 38 | $ 52 | $ 281 | $ 74 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 325,715 | $ 38 | $ 52 | $ 281 | $ - |
| Contracts in payout (annuitization) | - | - | - | - | 74 |
| Total net assets | $ 325,715 | $ 38 | $ 52 | $ 281 | $ 74 |
| | | | | | |
| Total number of mutual fund shares | 8,931,040 | 754 | 7,922 | 9,288 | 3,563 |
| | | | | | |
| Cost of mutual fund shares | $ 261,678 | $ 38 | $ 52 | $ 276 | $ 78 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Small- & Mid-Cap Growth Fund/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund - Individual Investor Class | PIMCO Real Return Portfolio - Administrative Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 10,224 | $ 15 | $ 112 | $ 52,720 | $ 158,235 |
| Total assets | 10,224 | 15 | 112 | 52,720 | 158,235 |
| Net assets | $ 10,224 | $ 15 | $ 112 | $ 52,720 | $ 158,235 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10,224 | $ - | $ 112 | $ 52,720 | $ 158,235 |
| Contracts in payout (annuitization) | - | 15 | - | - | - |
| Total net assets | $ 10,224 | $ 15 | $ 112 | $ 52,720 | $ 158,235 |
| | | | | | |
| Total number of mutual fund shares | 578,947 | 316 | 20,118 | 2,357,798 | 12,042,237 |
| | | | | | |
| Cost of mutual fund shares | $ 8,556 | $ 17 | $ 104 | $ 54,519 | $ 152,755 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | Pioneer High Yield Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Columbia Diversified Equity Income Fund - Class R-3 | Columbia Diversified Equity Income Fund - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 4,956 | $ 28,736 | $ 22,990 | $ 160 | $ 5,329 |
| Total assets | 4,956 | 28,736 | 22,990 | 160 | 5,329 |
| Net assets | $ 4,956 | $ 28,736 | $ 22,990 | $ 160 | $ 5,329 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,956 | $ 28,736 | $ 22,990 | $ 160 | $ 5,329 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 4,956 | $ 28,736 | $ 22,990 | $ 160 | $ 5,329 |
| | | | | | |
| Total number of mutual fund shares | 487,793 | 911,672 | 2,160,668 | 15,852 | 527,139 |
| | | | | | |
| Cost of mutual fund shares | $ 4,353 | $ 23,661 | $ 20,954 | $ 141 | $ 4,259 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

|  | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 6,996 | $ 803 | $ 163 | $ 1,103 | $ 207,794 |
| Total assets | 6,996 | 803 | 163 | 1,103 | 207,794 |
| Net assets | $ 6,996 | $ 803 | $ 163 | $ 1,103 | $ 207,794 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6,996 | $ 803 | $ 163 | $ 1,103 | $ 207,794 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 6,996 | $ 803 | $ 163 | $ 1,103 | $ 207,794 |
| | | | | | |
| Total number of mutual fund shares | 181,190 | 34,327 | 7,050 | 158,017 | 15,290,192 |
| | | | | | |
| Cost of mutual fund shares | $ 6,110 | $ 684 | $ 147 | $ 866 | $ 183,686 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2010
*(Dollars in thousands)*

| | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio | Wanger International | Wanger Select |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 86 | $ 303 | $ 110 | $ 25,898 | $ 102,870 |
| Total assets | 86 | 303 | 110 | 25,898 | 102,870 |
| Net assets | $ 86 | $ 303 | $ 110 | $ 25,898 | $ 102,870 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 86 | $ 303 | $ 110 | $ 25,898 | $ 102,870 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 86 | $ 303 | $ 110 | $ 25,898 | $ 102,870 |
| | | | | | |
| Total number of mutual fund shares | 7,007 | 20,527 | 6,211 | 716,202 | 3,548,461 |
| | | | | | |
| Cost of mutual fund shares | $ 94 | $ 312 | $ 96 | $ 21,328 | $ 88,154 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2010**
*(Dollars in thousands)*

| | Wanger USA | Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-3 | Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Values Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 35,896 | $ 4,515 | $ 82,473 | $ 118 | $ 99,165 |
| Total assets | 35,896 | 4,515 | 82,473 | 118 | 99,165 |
| Net assets | $ 35,896 | $ 4,515 | $ 82,473 | $ 118 | $ 99,165 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 35,896 | $ 4,515 | $ 82,473 | $ 118 | $ 99,165 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 35,896 | $ 4,515 | $ 82,473 | $ 118 | $ 99,165 |
| | | | | | |
| Total number of mutual fund shares | 1,060,123 | 166,847 | 3,041,051 | 3,674 | 4,546,773 |
| | | | | | |
| Cost of mutual fund shares | $ 31,972 | $ 4,764 | $ 89,296 | $ 99 | $ 104,893 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Dividend Value Fund - Class A |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $ - | $ 1 | $ - | $ 6 |
| Total investment income | - | 1 | - | 6 |
| Expenses: | | | | |
| Mortality, expense risk and | | | | |
| other charges | 14 | 2 | 5 | 2 |
| Total expenses | 14 | 2 | 5 | 2 |
| Net investment income (loss) | (14) | (1) | (5) | 4 |
| | | | | |
| **Realized and unrealized gain (loss)** | | | | |
| **on investments** | | | | |
| Net realized gain (loss) on investments | 57 | (29) | (67) | 3 |
| Capital gains distributions | - | - | - | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 57 | (29) | (67) | 3 |
| Net unrealized appreciation | | | | |
| (depreciation) of investments | 72 | 51 | 121 | 22 |
| Net realized and unrealized gain (loss) | | | | |
| on investments | 129 | 22 | 54 | 25 |
| Net increase (decrease) in net assets | | | | |
| resulting from operations | $ 115 | $ 21 | $ 49 | $ 29 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | Allianz NFJ Large-Cap Value Fund - Institutional Class | Allianz NFJ Small-Cap Value Fund - Class A | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 40 | $ 5 | $ 4 | $ 306 | $ 109 |
| Total investment income | 40 | 5 | 4 | 306 | 109 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 5 | 101 | 186 | 44 |
| Total expenses | - | 5 | 101 | 186 | 44 |
| Net investment income (loss) | 40 | - | (97) | 120 | 65 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 128 | (55) | 95 | 138 | (91) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 128 | (55) | 95 | 138 | (91) |
| Net unrealized appreciation (depreciation) of investments | 34 | 138 | 1,911 | 2,578 | 695 |
| Net realized and unrealized gain (loss) on investments | 162 | 83 | 2,006 | 2,716 | 604 |
| Net increase (decrease) in net assets resulting from operations | $ 202 | $ 83 | $ 1,909 | $ 2,836 | $ 669 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | American Century Inflation- Adjusted Bond Fund - Investor Class | American Century Income & Growth Fund - A Class | Ariel Appreciation Fund | Ariel Fund | Artisan International Fund - Investor Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 337 | $ 56 | $ - | $ - | $ 20 |
| Total investment income | 337 | 56 | - | - | 20 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 141 | 47 | 7 | 18 | 22 |
| Total expenses | 141 | 47 | 7 | 18 | 22 |
| Net investment income (loss) | 196 | 9 | (7) | (18) | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 234 | (308) | (32) | 42 | 157 |
| Capital gains distributions | 97 | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 331 | (308) | (32) | 42 | 157 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 30 | 862 | 165 | 393 | (37) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 361 | 554 | 133 | 435 | 120 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 557 | $ 563 | $ 126 | $ 417 | $ 118 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | Aston/Optimum Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | The Bond Fund of America[SM], Inc. - Class R-4 | Calvert VP SRI Balanced Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 7 | $ 2 | $ - | $ 286 | $ 617 |
| Total investment income | 7 | 2 | - | 286 | 617 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 6 | - | 24 | 76 | 443 |
| Total expenses | 6 | - | 24 | 76 | 443 |
| Net investment income (loss) | 1 | 2 | (24) | 210 | 174 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | - | 68 | 290 | 149 |
| Capital gains distributions | 7 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 13 | - | 68 | 290 | 149 |
| Net unrealized appreciation (depreciation) of investments | 271 | 18 | 496 | (77) | 4,179 |
| Net realized and unrealized gain (loss) on investments | 284 | 18 | 564 | 213 | 4,328 |
| Net increase (decrease) in net assets resulting from operations | $ 285 | $ 20 | $ 540 | $ 423 | $ 4,502 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | Capital World Growth & Income Fund℠, Inc. - Class R-3 | Columbia℠ Acorn Fund® - Class A | Columbia℠ Acorn Fund® - Class Z | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ - | $ 8 | $ 41 | $ 30 |
| Total investment income | 5 | - | 8 | 41 | 30 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | - | - | 30 | - |
| Total expenses | 1 | - | - | 30 | - |
| Net investment income (loss) | 4 | - | 8 | 11 | 30 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | 214 | 187 | 263 |
| Capital gains distributions | 1 | - | 184 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1 | - | 398 | 187 | 263 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 30 | 1 | 715 | 469 | 141 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 31 | 1 | 1,113 | 656 | 404 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 35 | $ 1 | $ 1,121 | $ 667 | $ 434 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | CRM Mid Cap Value Fund - Investor Shares | Dodge & Cox International Stock Fund | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ - | $ 5 | $ - | $ 146 |
| Total investment income | 1 | - | 5 | - | 146 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | - | 3 | - | 64 |
| Total expenses | 1 | - | 3 | - | 64 |
| Net investment income (loss) | - | - | 2 | - | 82 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 5 | - | (1) | 2 | (322) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 5 | - | (1) | 2 | (322) |
| Net unrealized appreciation (depreciation) of investments | 25 | - | 39 | 3 | 1,281 |
| Net realized and unrealized gain (loss) on investments | 30 | - | 38 | 5 | 959 |
| Net increase (decrease) in net assets resulting from operations | $ 30 | $ - | $ 40 | $ 5 | $ 1,041 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2010
### *(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Fidelity® Advisor New Insights Fund - Institutional Class | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3,911 | $ - | $ 4,774 | $ 716 | $ 737 |
| Total investment income | 3,911 | - | 4,774 | 716 | 737 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2,242 | - | 2,536 | 1,943 | 95 |
| Total expenses | 2,242 | - | 2,536 | 1,943 | 95 |
| Net investment income (loss) | 1,669 | - | 2,238 | (1,227) | 642 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (278) | - | (1,687) | (5,747) | (438) |
| Capital gains distributions | - | - | - | 515 | - |
| Total realized gain (loss) on investments and capital gains distributions | (278) | - | (1,687) | (5,232) | (438) |
| Net unrealized appreciation (depreciation) of investments | 20,141 | 4 | 34,314 | 48,430 | 964 |
| Net realized and unrealized gain (loss) on investments | 19,863 | 4 | 32,627 | 43,198 | 526 |
| Net increase (decrease) in net assets resulting from operations | $ 21,532 | $ 4 | $ 34,865 | $ 41,971 | $ 1,168 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 470 | $ 12,055 | $ 1,919 | $ 67 | $ 351 |
| Total investment income | 470 | 12,055 | 1,919 | 67 | 351 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 321 | 9,012 | 967 | - | 201 |
| Total expenses | 321 | 9,012 | 967 | - | 201 |
| Net investment income (loss) | 149 | 3,043 | 952 | 67 | 150 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,060) | 301 | (450) | (161) | 113 |
| Capital gains distributions | 64 | 438 | 1,804 | 53 | 106 |
| Total realized gain (loss) on investments and capital gains distributions | (1,996) | 739 | 1,354 | (108) | 219 |
| Net unrealized appreciation (depreciation) of investments | 5,618 | 143,841 | 10,629 | 4,383 | 2,184 |
| Net realized and unrealized gain (loss) on investments | 3,622 | 144,580 | 11,983 | 4,275 | 2,403 |
| Net increase (decrease) in net assets resulting from operations | $ 3,771 | $ 147,623 | $ 12,935 | $ 4,342 | $ 2,553 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | Mutual Global Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Fundamental Investors[SM], Inc. - Class R-3 | Fundamental Investors[SM], Inc. - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 58 | $ - | $ 761 | $ 7 | $ 387 |
| Total investment income | 58 | - | 761 | 7 | 387 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 23 | 5 | 866 | 4 | 250 |
| Total expenses | 23 | 5 | 866 | 4 | 250 |
| Net investment income (loss) | 35 | (5) | (105) | 3 | 137 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (28) | (52) | (1,773) | 31 | (241) |
| Capital gains distributions | - | - | - | 2 | 77 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (28) | (52) | (1,773) | 33 | (164) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 350 | 199 | 25,893 | 48 | 3,646 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 322 | 147 | 24,120 | 81 | 3,482 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 357 | $ 142 | $ 24,015 | $ 84 | $ 3,619 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | The Income Fund of America® - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 98 | $ 2,587 | $ - | $ - | $ 71 |
| Total investment income | 98 | 2,587 | - | - | 71 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 103 | 2,570 | - | - | 13 |
| Total expenses | 103 | 2,570 | - | - | 13 |
| Net investment income (loss) | (5) | 17 | - | - | 58 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (328) | 424 | 10 | 3 | (147) |
| Capital gains distributions | - | - | - | - | 10 |
| Total realized gain (loss) on investments and capital gains distributions | (328) | 424 | 10 | 3 | (137) |
| Net unrealized appreciation (depreciation) of investments | 2,093 | 31,468 | 7 | 3 | 269 |
| Net realized and unrealized gain (loss) on investments | 1,765 | 31,892 | 17 | 6 | 132 |
| Net increase (decrease) in net assets resulting from operations | $ 1,760 | $ 31,909 | $ 17 | $ 6 | $ 190 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Balanced Portfolio - Class I | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 9,575 | $ 42 | $ 179 | $ 203 | $ 19,263 |
| Total investment income | 9,575 | 42 | 179 | 203 | 19,263 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 3,652 | 11 | 34 | 25 | 3,748 |
| Total expenses | 3,652 | 11 | 34 | 25 | 3,748 |
| Net investment income (loss) | 5,923 | 31 | 145 | 178 | 15,515 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (10,415) | (213) | 123 | (67) | (7,111) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (10,415) | (213) | 123 | (67) | (7,111) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 45,719 | 595 | (40) | 224 | 25,001 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 35,304 | 382 | 83 | 157 | 17,890 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 41,227 | $ 413 | $ 228 | $ 335 | $ 33,405 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2010
### *(Dollars in thousands)*

| | ING Intermediate Bond Portfolio - Class S | ING Artio Foreign Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 25 | $ - | $ 379 | $ - | $ - |
| Total investment income | 25 | - | 379 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 327 | 808 | 1 | 1 |
| Total expenses | 2 | 327 | 808 | 1 | 1 |
| Net investment income (loss) | 23 | (327) | (429) | (1) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (3) | (4,263) | (3,264) | 24 | (2) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (3) | (4,263) | (3,264) | 24 | (2) |
| Net unrealized appreciation (depreciation) of investments | 16 | 6,190 | 13,099 | (5) | 24 |
| Net realized and unrealized gain (loss) on investments | 13 | 1,927 | 9,835 | 19 | 22 |
| Net increase (decrease) in net assets resulting from operations | $ 36 | $ 1,600 | $ 9,406 | $ 18 | $ 21 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Clarion Global Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING Global Resources Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 4,788 | $ 59 | $ 1,142 | $ 81 | $ - |
| Total investment income | 4,788 | 59 | 1,142 | 81 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 483 | 16 | 282 | 435 | - |
| Total expenses | 483 | 16 | 282 | 435 | - |
| Net investment income (loss) | 4,305 | 43 | 860 | (354) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (757) | 196 | (4,332) | (231) | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (757) | 196 | (4,332) | (231) | - |
| Net unrealized appreciation (depreciation) of investments | 4,316 | 78 | 11,063 | 13,243 | 6 |
| Net realized and unrealized gain (loss) on investments | 3,559 | 274 | 6,731 | 13,012 | 6 |
| Net increase (decrease) in net assets resulting from operations | $ 7,864 | $ 317 | $ 7,591 | $ 12,658 | $ 6 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,029 | $ - | $ 2 | $ 261 | $ 153 |
| Total investment income | 1,029 | - | 2 | 261 | 153 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,059 | 114 | 1 | 348 | 301 |
| Total expenses | 1,059 | 114 | 1 | 348 | 301 |
| Net investment income (loss) | (30) | (114) | 1 | (87) | (148) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,227) | (872) | 101 | 421 | (602) |
| Capital gains distributions | - | - | 22 | 1,980 | 1,653 |
| Total realized gain (loss) on investments and capital gains distributions | (2,227) | (872) | 123 | 2,401 | 1,051 |
| Net unrealized appreciation (depreciation) of investments | 23,964 | 2,984 | (67) | 3,861 | 4,289 |
| Net realized and unrealized gain (loss) on investments | 21,737 | 2,112 | 56 | 6,262 | 5,340 |
| Net increase (decrease) in net assets resulting from operations | $ 21,707 | $ 1,998 | $ 57 | $ 6,175 | $ 5,192 |

*The accompanying notes are an integral part of these financial statements.*

73

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING Large Cap Growth Portfolio - Service Class | ING Lord Abbett Growth and Income Portfolio - Institutional Class | ING Lord Abbett Growth and Income Portfolio - Service Class | ING Marsico Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 14 | $ 6 | $ 660 | $ 4 | $ 57 |
| Total investment income | 14 | 6 | 660 | 4 | 57 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 40 | 8 | 758 | 4 | 72 |
| Total expenses | 40 | 8 | 758 | 4 | 72 |
| Net investment income (loss) | (26) | (2) | (98) | - | (15) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (274) | 74 | (5,047) | (30) | (276) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (274) | 74 | (5,047) | (30) | (276) |
| Net unrealized appreciation (depreciation) of investments | 1,432 | 298 | 17,548 | 142 | 1,675 |
| Net realized and unrealized gain (loss) on investments | 1,158 | 372 | 12,501 | 112 | 1,399 |
| Net increase (decrease) in net assets resulting from operations | $ 1,132 | $ 370 | $ 12,403 | $ 112 | $ 1,384 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Adviser Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 1 | $ 114 | $ 4 | $ 267 |
| Total investment income | 2 | 1 | 114 | 4 | 267 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | - | 75 | 3 | 570 |
| Total expenses | 3 | - | 75 | 3 | 570 |
| Net investment income (loss) | (1) | 1 | 39 | 1 | (303) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (4) | 2 | (1,557) | (11) | (1,760) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (4) | 2 | (1,557) | (11) | (1,760) |
| Net unrealized appreciation (depreciation) of investments | 85 | 9 | 2,407 | 97 | 7,173 |
| Net realized and unrealized gain (loss) on investments | 81 | 11 | 850 | 86 | 5,413 |
| Net increase (decrease) in net assets resulting from operations | $ 80 | $ 12 | $ 889 | $ 87 | $ 5,110 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Equity Income Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 115 | $ 945 | $ 375 | $ 1,204 | $ 3,271 |
| Total investment income | 115 | 945 | 375 | 1,204 | 3,271 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 267 | 330 | 48 | 150 | 1,164 |
| Total expenses | 267 | 330 | 48 | 150 | 1,164 |
| Net investment income (loss) | (152) | 615 | 327 | 1,054 | 2,107 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,270) | (1,630) | 339 | 98 | (5,026) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,270) | (1,630) | 339 | 98 | (5,026) |
| Net unrealized appreciation (depreciation) of investments | 3,542 | 5,171 | (77) | 816 | 24,432 |
| Net realized and unrealized gain (loss) on investments | 2,272 | 3,541 | 262 | 914 | 19,406 |
| Net increase (decrease) in net assets resulting from operations | $ 2,120 | $ 4,156 | $ 589 | $ 1,968 | $ 21,513 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Pioneer Equity Income Portfolio - Service Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 239 | $ 5 | $ 986 | $ 3 |
| Total investment income | - | 239 | 5 | 986 | 3 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 120 | 3 | 776 | 2 |
| Total expenses | - | 120 | 3 | 776 | 2 |
| Net investment income (loss) | - | 119 | 2 | 210 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (533) | (8) | (2,637) | (16) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (533) | (8) | (2,637) | (16) |
| Net unrealized appreciation (depreciation) of investments | - | 2,908 | 66 | 16,329 | 75 |
| Net realized and unrealized gain (loss) on investments | - | 2,375 | 58 | 13,692 | 59 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 2,494 | $ 60 | $ 13,902 | $ 60 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5,316 | $ 18 | $ 1,676 | $ 12 | $ 53 |
| Total investment income | 5,316 | 18 | 1,676 | 12 | 53 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2,651 | 5 | 902 | 6 | 36 |
| Total expenses | 2,651 | 5 | 902 | 6 | 36 |
| Net investment income (loss) | 2,665 | 13 | 774 | 6 | 17 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,355) | (182) | (8,294) | (66) | (356) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2,355) | (182) | (8,294) | (66) | (356) |
| Net unrealized appreciation (depreciation) of investments | 38,194 | 340 | 20,675 | 107 | 564 |
| Net realized and unrealized gain (loss) on investments | 35,839 | 158 | 12,381 | 41 | 208 |
| Net increase (decrease) in net assets resulting from operations | $ 38,504 | $ 171 | $ 13,155 | $ 47 | $ 225 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | ING U.S. Stock Index Portfolio - Institutional Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Wells Fargo HealthCare Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING Money Market Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 88 | $ 49 | $ - | $ 15 | $ 89 |
| Total investment income | 88 | 49 | - | 15 | 89 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 5 | 168 | 82 | 11 | 3,055 |
| Total expenses | 5 | 168 | 82 | 11 | 3,055 |
| Net investment income (loss) | 83 | (119) | (82) | 4 | (2,966) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (35) | (1,307) | (395) | 137 | - |
| Capital gains distributions | - | - | - | - | 840 |
| Total realized gain (loss) on investments and capital gains distributions | (35) | (1,307) | (395) | 137 | 840 |
| Net unrealized appreciation (depreciation) of investments | 723 | 3,672 | 1,056 | (288) | - |
| Net realized and unrealized gain (loss) on investments | 688 | 2,365 | 661 | (151) | 840 |
| Net increase (decrease) in net assets resulting from operations | $ 771 | $ 2,246 | $ 579 | $ (147) | $ (2,126) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Global Real Estate Fund - Class A | ING International Capital Appreciation Fund - Class I | ING International SmallCap Multi-Manager Fund - Class A | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ - | $ 7 | $ 1 | $ 447 |
| Total investment income | 1 | - | 7 | 1 | 447 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | - | 4 | - | 330 |
| Total expenses | - | - | 4 | - | 330 |
| Net investment income (loss) | 1 | - | 3 | 1 | 117 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | (353) | (1) | (1,193) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | (353) | (1) | (1,193) |
| Net unrealized appreciation (depreciation) of investments | 5 | 1 | 709 | 13 | 8,757 |
| Net realized and unrealized gain (loss) on investments | 5 | 1 | 356 | 12 | 7,564 |
| Net increase (decrease) in net assets resulting from operations | $ 6 | $ 1 | $ 359 | $ 13 | $ 7,681 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value Portfolio - Adviser Class | ING Columbia Small Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ 25 |
| Total investment income | - | - | - | - | 25 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 16 | 4 | 890 | - | 18 |
| Total expenses | 16 | 4 | 890 | - | 18 |
| Net investment income (loss) | (16) | (4) | (890) | - | 7 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (252) | (5) | 1,891 | - | (51) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (252) | (5) | 1,891 | - | (51) |
| Net unrealized appreciation (depreciation) of investments | 244 | 258 | 23,742 | 5 | 459 |
| Net realized and unrealized gain (loss) on investments | (8) | 253 | 25,633 | 5 | 408 |
| Net increase (decrease) in net assets resulting from operations | $ (24) | $ 249 | $ 24,743 | $ 5 | $ 415 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Index Solution 2015 Portfolio - Adviser Class | ING Index Solution 2015 Portfolio - Service Class | ING Index Solution 2015 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 55 | $ 62 | $ - | $ - | $ 1 |
| Total investment income | 55 | 62 | - | - | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 123 | 58 | 1 | - | 3 |
| Total expenses | 123 | 58 | 1 | - | 3 |
| Net investment income (loss) | (68) | 4 | (1) | - | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (298) | (476) | 24 | - | (3) |
| Capital gains distributions | - | - | - | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (298) | (476) | 24 | - | (1) |
| Net unrealized appreciation (depreciation) of investments | 1,759 | 3,355 | (9) | 3 | 31 |
| Net realized and unrealized gain (loss) on investments | 1,461 | 2,879 | 15 | 3 | 30 |
| Net increase (decrease) in net assets resulting from operations | $ 1,393 | $ 2,883 | $ 14 | $ 3 | $ 28 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Index Solution 2025 Portfolio - Adviser Class | ING Index Solution 2025 Portfolio - Service Class | ING Index Solution 2025 Portfolio - Service 2 Class | ING Index Solution 2035 Portfolio - Adviser Class | ING Index Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 2 | $ - | $ - |
| Total investment income | - | - | 2 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | - | 7 | 1 | - |
| Total expenses | 2 | - | 7 | 1 | - |
| Net investment income (loss) | (2) | - | (5) | (1) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 135 | - | (12) | 84 | - |
| Capital gains distributions | - | - | 1 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 135 | - | (11) | 84 | - |
| Net unrealized appreciation (depreciation) of investments | (82) | 1 | 110 | (60) | 1 |
| Net realized and unrealized gain (loss) on investments | 53 | 1 | 99 | 24 | 1 |
| Net increase (decrease) in net assets resulting from operations | $ 51 | $ 1 | $ 94 | $ 23 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Index Solution 2035 Portfolio - Service 2 Class | ING Index Solution 2045 Portfolio - Adviser Class | ING Index Solution 2045 Portfolio - Service Class | ING Index Solution 2045 Portfolio - Service 2 Class | ING Index Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 5 | - | - | 2 | - |
| Total expenses | 5 | - | - | 2 | - |
| Net investment income (loss) | (5) | - | - | (2) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (3) | 28 | - | - | - |
| Capital gains distributions | 1 | - | - | 1 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (2) | 28 | - | 1 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 99 | (17) | - | 58 | - |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 97 | 11 | - | 59 | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 92 | $ 11 | $ - | $ 57 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | ING Index Solution 2055 Portfolio - Service 2 Class | ING Index Solution Income Portfolio - Adviser Class | ING Index Solution Income Portfolio - Service 2 Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 1 | $ 2 | $ 220 |
| Total investment income | - | - | 1 | 2 | 220 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | - | 1 | 1 | 276 |
| Total expenses | - | - | 1 | 1 | 276 |
| Net investment income (loss) | - | - | - | 1 | (56) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 7 | (1) | (9) | (708) |
| Capital gains distributions | - | - | 1 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 7 | - | (9) | (708) |
| Net unrealized appreciation (depreciation) of investments | - | (5) | 5 | 75 | 6,399 |
| Net realized and unrealized gain (loss) on investments | - | 2 | 5 | 66 | 5,691 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 2 | $ 5 | $ 67 | $ 5,635 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class | ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class | ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 6 | $ 8,963 |
| Total investment income | - | - | - | 6 | 8,963 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1,074 | 1 | 1 | 5,358 |
| Total expenses | - | 1,074 | 1 | 1 | 5,358 |
| Net investment income (loss) | - | (1,074) | (1) | 5 | 3,605 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 10 | (1,782) | (4) | (13) | 1,619 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 10 | (1,782) | (4) | (13) | 1,619 |
| Net unrealized appreciation (depreciation) of investments | 7 | 25,422 | 41 | 69 | 72,360 |
| Net realized and unrealized gain (loss) on investments | 17 | 23,640 | 37 | 56 | 73,979 |
| Net increase (decrease) in net assets resulting from operations | $ 17 | $ 22,566 | $ 36 | $ 61 | $ 77,584 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Global Strategic Income Portfolio - Adviser Class | ING Oppenheimer Global Strategic Income Portfolio - Initial Class | ING Oppenheimer Global Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 8 | $ 12 | $ 4,457 | $ 23 | $ 55 |
| Total investment income | 8 | 12 | 4,457 | 23 | 55 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 5 | 1 | 1,362 | 5 | 6 |
| Total expenses | 5 | 1 | 1,362 | 5 | 6 |
| Net investment income (loss) | 3 | 11 | 3,095 | 18 | 49 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (24) | 16 | 2,370 | 6 | 27 |
| Capital gains distributions | - | - | - | - | 2 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (24) | 16 | 2,370 | 6 | 29 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 102 | 21 | 14,145 | 78 | 15 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 78 | 37 | 16,515 | 84 | 44 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 81 | $ 48 | $ 19,610 | $ 102 | $ 93 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 6,859 | $ 952 | $ 15 | $ 7 | $ 1,217 |
| Total investment income | 6,859 | 952 | 15 | 7 | 1,217 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,940 | 141 | 3 | 26 | 432 |
| Total expenses | 1,940 | 141 | 3 | 26 | 432 |
| Net investment income (loss) | 4,919 | 811 | 12 | (19) | 785 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2,007 | 674 | (2) | (345) | (546) |
| Capital gains distributions | 279 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 2,286 | 674 | (2) | (345) | (546) |
| Net unrealized appreciation (depreciation) of investments | 4,972 | 1,095 | 38 | 1,144 | 5,093 |
| Net realized and unrealized gain (loss) on investments | 7,258 | 1,769 | 36 | 799 | 4,547 |
| Net increase (decrease) in net assets resulting from operations | $ 12,177 | $ 2,580 | $ 48 | $ 780 | $ 5,332 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Service 2 Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2025 Portfolio - Service 2 Class | ING Solution 2035 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 343 | $ 5 | $ 1,194 | $ 330 | $ 4 |
| Total investment income | 343 | 5 | 1,194 | 330 | 4 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 56 | 33 | 597 | 73 | 30 |
| Total expenses | 56 | 33 | 597 | 73 | 30 |
| Net investment income (loss) | 287 | (28) | 597 | 257 | (26) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (124) | (889) | (597) | (146) | (684) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (124) | (889) | (597) | (146) | (684) |
| Net unrealized appreciation (depreciation) of investments | 461 | 2,000 | 9,508 | 1,103 | 1,721 |
| Net realized and unrealized gain (loss) on investments | 337 | 1,111 | 8,911 | 957 | 1,037 |
| Net increase (decrease) in net assets resulting from operations | $ 624 | $ 1,083 | $ 9,508 | $ 1,214 | $ 1,011 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2010
### *(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Service Class | ING Solution 2035 Portfolio - Service 2 Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class | ING Solution 2045 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 730 | $ 232 | $ 1 | $ 389 | $ 137 |
| Total investment income | 730 | 232 | 1 | 389 | 137 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 474 | 65 | 17 | 345 | 42 |
| Total expenses | 474 | 65 | 17 | 345 | 42 |
| Net investment income (loss) | 256 | 167 | (16) | 44 | 95 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (581) | (153) | (642) | (480) | (41) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (581) | (153) | (642) | (480) | (41) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 8,454 | 1,097 | 1,370 | 6,501 | 992 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 7,873 | 944 | 728 | 6,021 | 951 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 8,129 | $ 1,111 | $ 712 | $ 6,065 | $ 1,046 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | ING Solution 2055 Portfolio - Service Class | ING Solution 2055 Portfolio - Service 2 Class | ING Solution Growth Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 11 | $ 30 | $ 371 |
| Total investment income | - | - | 11 | 30 | 371 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | - | 8 | 15 | 86 |
| Total expenses | - | - | 8 | 15 | 86 |
| Net investment income (loss) | - | - | 3 | 15 | 285 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | - | 23 | (259) | (191) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | 23 | (259) | (191) |
| Net unrealized appreciation (depreciation) of investments | 13 | 18 | 94 | 622 | 827 |
| Net realized and unrealized gain (loss) on investments | 14 | 18 | 117 | 363 | 636 |
| Net increase (decrease) in net assets resulting from operations | $ 14 | $ 18 | $ 120 | $ 378 | $ 921 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Service 2 Class | ING Solution Moderate Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 186 | $ 30 | $ - | $ 887 | $ - |
| Total investment income | 186 | 30 | - | 887 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 19 | 16 | 1 | 2,959 | 2 |
| Total expenses | 19 | 16 | 1 | 2,959 | 2 |
| Net investment income (loss) | 167 | 14 | (1) | (2,072) | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (69) | 28 | (12) | (904) | (22) |
| Capital gains distributions | - | 11 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (69) | 39 | (12) | (904) | (22) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 82 | 158 | 107 | 77,031 | 130 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 13 | 197 | 95 | 76,127 | 108 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 180 | $ 211 | $ 94 | $ 74,055 | $ 106 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class | ING Templeton Foreign Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 76 | $ 1 | $ 5 | $ 2,093 |
| Total investment income | - | 76 | 1 | 5 | 2,093 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 4 | 1,973 | 11 | 1 | 894 |
| Total expenses | 4 | 1,973 | 11 | 1 | 894 |
| Net investment income (loss) | (4) | (1,897) | (10) | 4 | 1,199 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (95) | 748 | (18) | (7) | (2,683) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (95) | 748 | (18) | (7) | (2,683) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 257 | 31,321 | 303 | 28 | 8,392 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 162 | 32,069 | 285 | 21 | 5,709 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 158 | $ 30,172 | $ 275 | $ 25 | $ 6,908 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 5 | $ 1,338 | $ - | $ 695 |
| Total investment income | 2 | 5 | 1,338 | - | 695 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1 | 890 | - | 772 |
| Total expenses | - | 1 | 890 | - | 772 |
| Net investment income (loss) | 2 | 4 | 448 | - | (77) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (37) | (358) | (3) | (535) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (1) | (37) | (358) | (3) | (535) |
| Net unrealized appreciation (depreciation) of investments | 7 | 66 | 8,535 | 12 | 9,219 |
| Net realized and unrealized gain (loss) on investments | 6 | 29 | 8,177 | 9 | 8,684 |
| Net increase (decrease) in net assets resulting from operations | $ 8 | $ 33 | $ 8,625 | $ 9 | $ 8,607 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 3 | $ 670 | $ 7 | $ 4,462 |
| Total investment income | - | 3 | 670 | 7 | 4,462 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1 | 489 | 2 | 2,304 |
| Total expenses | - | 1 | 489 | 2 | 2,304 |
| Net investment income (loss) | - | 2 | 181 | 5 | 2,158 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (14) | (2,635) | (7) | (800) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (14) | (2,635) | (7) | (800) |
| Net unrealized appreciation (depreciation) of investments | 2 | 50 | 9,044 | 54 | 24,220 |
| Net realized and unrealized gain (loss) on investments | 2 | 36 | 6,409 | 47 | 23,420 |
| Net increase (decrease) in net assets resulting from operations | $ 2 | $ 38 | $ 6,590 | $ 52 | $ 25,578 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Service Class | ING Core Equity Research Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I | ING Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ 1 | $ 1,314 | $ 2,252 | $ 2,306 |
| Total investment income | 3 | 1 | 1,314 | 2,252 | 2,306 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | 1 | 285 | 610 | 543 |
| Total expenses | 2 | 1 | 285 | 610 | 543 |
| Net investment income (loss) | 1 | - | 1,029 | 1,642 | 1,763 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (4) | 25 | (2,143) | (1,495) | (2,392) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (4) | 25 | (2,143) | (1,495) | (2,392) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 22 | (6) | 3,956 | 6,843 | 6,668 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 18 | 19 | 1,813 | 5,348 | 4,276 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 19 | $ 19 | $ 2,842 | $ 6,990 | $ 6,039 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ 12,026 | $ 12 | $ 7 | $ 41 |
| Total investment income | 5 | 12,026 | 12 | 7 | 41 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 11,814 | 6 | 6 | 34 |
| Total expenses | 2 | 11,814 | 6 | 6 | 34 |
| Net investment income (loss) | 3 | 212 | 6 | 1 | 7 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (4) | (61,352) | (9) | (73) | (41) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (61,352) | (9) | (73) | (41) |
| Net unrealized appreciation (depreciation) of investments | 73 | 201,009 | 163 | 71 | 39 |
| Net realized and unrealized gain (loss) on investments | 69 | 139,657 | 154 | (2) | (2) |
| Net increase (decrease) in net assets resulting from operations | $ 72 | $ 139,869 | $ 160 | $ (1) | $ 5 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 32 | $ 8 | $ 3 | $ 2 | $ 1 |
| Total investment income | 32 | 8 | 3 | 2 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 22 | 6 | 2 | 1 | 1 |
| Total expenses | 22 | 6 | 2 | 1 | 1 |
| Net investment income (loss) | 10 | 2 | 1 | 1 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (87) | (2) | (2) | (2) | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (87) | (2) | (2) | (2) | - |
| Net unrealized appreciation (depreciation) of investments | 94 | 3 | 4 | 3 | 1 |
| Net realized and unrealized gain (loss) on investments | 7 | 1 | 2 | 1 | 1 |
| Net increase (decrease) in net assets resulting from operations | $ 17 | $ 3 | $ 3 | $ 2 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING BlackRock Science and Technology Opportunities Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I | ING Index Plus MidCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 5,558 | $ 7 | $ 3,097 | $ 5 |
| Total investment income | - | 5,558 | 7 | 3,097 | 5 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 410 | 2,784 | 1 | 2,607 | 2 |
| Total expenses | 410 | 2,784 | 1 | 2,607 | 2 |
| Net investment income (loss) | (410) | 2,774 | 6 | 490 | 3 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,487 | (2,863) | (31) | (4,782) | (47) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,487 | (2,863) | (31) | (4,782) | (47) |
| Net unrealized appreciation (depreciation) of investments | 6,205 | 33,830 | 70 | 57,843 | 137 |
| Net realized and unrealized gain (loss) on investments | 7,692 | 30,967 | 39 | 53,061 | 90 |
| Net increase (decrease) in net assets resulting from operations | $ 7,282 | $ 33,741 | $ 45 | $ 53,551 | $ 93 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Index Plus SmallCap Portfolio - Class I | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S | ING Opportunistic Large Cap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 776 | $ 1 | $ 682 | $ 1 | $ 1,611 |
| Total investment income | 776 | 1 | 682 | 1 | 1,611 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,004 | - | 186 | - | 501 |
| Total expenses | 1,004 | - | 186 | - | 501 |
| Net investment income (loss) | (228) | 1 | 496 | 1 | 1,110 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,821) | (2) | 52 | - | (14,199) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,821) | (2) | 52 | - | (14,199) |
| Net unrealized appreciation (depreciation) of investments | 23,970 | 29 | 635 | (1) | 7,531 |
| Net realized and unrealized gain (loss) on investments | 22,149 | 27 | 687 | (1) | (6,668) |
| Net increase (decrease) in net assets resulting from operations | $ 21,921 | $ 28 | $ 1,183 | $ - | $ (5,558) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Russell™ Large Cap Growth Index Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 21 | $ 2 | $ 348 | $ - | $ 2 |
| Total investment income | 21 | 2 | 348 | - | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 31 | 2 | 96 | - | 2 |
| Total expenses | 31 | 2 | 96 | - | 2 |
| Net investment income (loss) | (10) | - | 252 | - | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 199 | 7 | 536 | - | 2 |
| Capital gains distributions | - | - | - | - | 11 |
| Total realized gain (loss) on investments and capital gains distributions | 199 | 7 | 536 | - | 13 |
| Net unrealized appreciation (depreciation) of investments | 163 | 48 | 385 | 1 | - |
| Net realized and unrealized gain (loss) on investments | 362 | 55 | 921 | 1 | 13 |
| Net increase (decrease) in net assets resulting from operations | $ 352 | $ 55 | $ 1,173 | $ 1 | $ 13 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING Small Company Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 31 | $ 11 | $ 26 | $ 17 | $ 619 |
| Total investment income | 31 | 11 | 26 | 17 | 619 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 20 | 33 | 46 | 33 | 1,088 |
| Total expenses | 20 | 33 | 46 | 33 | 1,088 |
| Net investment income (loss) | 11 | (22) | (20) | (16) | (469) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 101 | 88 | 216 | 122 | (1,173) |
| Capital gains distributions | 209 | 32 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 310 | 120 | 216 | 122 | (1,173) |
| Net unrealized appreciation (depreciation) of investments | (124) | 721 | 889 | 673 | 26,207 |
| Net realized and unrealized gain (loss) on investments | 186 | 841 | 1,105 | 795 | 25,034 |
| Net increase (decrease) in net assets resulting from operations | $ 197 | $ 819 | $ 1,085 | $ 779 | $ 24,565 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class I | ING International Value Portfolio - Class I | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 124 | $ 1,937 | $ 5 | $ 132 |
| Total investment income | - | 124 | 1,937 | 5 | 132 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 46 | 792 | 1 | 157 |
| Total expenses | - | 46 | 792 | 1 | 157 |
| Net investment income (loss) | - | 78 | 1,145 | 4 | (25) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 137 | (21,063) | (34) | 295 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 137 | (21,063) | (34) | 295 |
| Net unrealized appreciation (depreciation) of investments | 29 | (18) | 20,244 | 34 | 4,338 |
| Net realized and unrealized gain (loss) on investments | 29 | 119 | (819) | - | 4,633 |
| Net increase (decrease) in net assets resulting from operations | $ 29 | $ 197 | $ 326 | $ 4 | $ 4,608 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class I | ING SmallCap Opportunities Portfolio - Class S | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 8 | $ - | $ - | $ 3 | $ - |
| Total investment income | 8 | - | - | 3 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 6 | 119 | 1 | 36 | - |
| Total expenses | 6 | 119 | 1 | 36 | - |
| Net investment income (loss) | 2 | (119) | (1) | (33) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 20 | (211) | (1) | 150 | (2) |
| Capital gains distributions | - | - | - | 82 | - |
| Total realized gain (loss) on investments and capital gains distributions | 20 | (211) | (1) | 232 | (2) |
| Net unrealized appreciation (depreciation) of investments | 470 | 4,549 | 44 | 301 | 10 |
| Net realized and unrealized gain (loss) on investments | 490 | 4,338 | 43 | 533 | 8 |
| Net increase (decrease) in net assets resulting from operations | $ 492 | $ 4,219 | $ 42 | $ 500 | $ 8 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | Invesco Global Health Care Fund - Investor Class | Invesco U.S. Small Cap Value Fund - Class Y | Invesco Van Kampen Small Cap Value Fund - Class A | Invesco V.I. Capital Appreciation Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 15 | $ - | $ 154 | $ 362 |
| Total investment income | - | 15 | - | 154 | 362 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | - | 1 | 209 | 379 |
| Total expenses | 2 | - | 1 | 209 | 379 |
| Net investment income (loss) | (2) | 15 | (1) | (55) | (17) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (3) | 252 | 6 | (232) | 1,228 |
| Capital gains distributions | - | - | 4 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (3) | 252 | 10 | (232) | 1,228 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 11 | 693 | 8 | 3,102 | 1,794 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 8 | 945 | 18 | 2,870 | 3,022 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 6 | $ 960 | $ 17 | $ 2,815 | $ 3,005 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares | Janus Aspen Series Worldwide Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 7 | $ - | $ 2 | $ 1 | $ 1 |
| Total investment income | 7 | - | 2 | 1 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 3 | 4 | 1 | 1 | 2 |
| Total expenses | 3 | 4 | 1 | 1 | 2 |
| Net investment income (loss) | 4 | (4) | 1 | - | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | (2) | 1 | (1) | (12) |
| Capital gains distributions | - | - | 2 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1 | (2) | 3 | (1) | (12) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 13 | 78 | - | 11 | 35 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 14 | 76 | 3 | 10 | 23 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 18 | $ 72 | $ 4 | $ 10 | $ 22 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | Lazard Emerging Markets Equity Portfolio - Open Shares | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Developing Growth Fund, Inc. - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 16 | $ - | $ 18 | $ - |
| Total investment income | - | 16 | - | 18 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 13 | 3 | 32 | - |
| Total expenses | - | 13 | 3 | 32 | - |
| Net investment income (loss) | - | 3 | (3) | (14) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 16 | 2 | 125 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 16 | 2 | 125 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | 348 | 43 | 675 | 2 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | - | 364 | 45 | 800 | 2 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ - | $ 367 | $ 42 | $ 786 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 5 | $ - | $ 351 | $ 2 |
| Total investment income | - | 5 | - | 351 | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 12 | 14 | 854 | 2 |
| Total expenses | - | 12 | 14 | 854 | 2 |
| Net investment income (loss) | - | (7) | (14) | (503) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (53) | (12) | (6,284) | (2) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (53) | (12) | (6,284) | (2) |
| Net unrealized appreciation (depreciation) of investments | - | 337 | 371 | 26,448 | 48 |
| Net realized and unrealized gain (loss) on investments | - | 284 | 359 | 20,164 | 46 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 277 | $ 345 | $ 19,661 | $ 46 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

|  | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 11 | $ 31 | $ 745 | $ - | $ 435 |
| Total investment income | 11 | 31 | 745 | - | 435 |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk and |  |  |  |  |  |
| other charges | 49 | 14 | 546 | 4 | 2,555 |
| Total expenses | 49 | 14 | 546 | 4 | 2,555 |
| Net investment income (loss) | (38) | 17 | 199 | (4) | (2,120) |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | (60) | (138) | (609) | (53) | (4,373) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | (60) | (138) | (609) | (53) | (4,373) |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | 1,143 | 567 | 8,124 | 88 | 70,004 |
| Net realized and unrealized gain (loss) |  |  |  |  |  |
| on investments | 1,083 | 429 | 7,515 | 35 | 65,631 |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ 1,045 | $ 446 | $ 7,714 | $ 31 | $ 63,511 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

| | Oppenheimer Gold & Special Minerals Fund - Class A | Oppenheimer International Bond Fund - Class A | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ 1 | $ 4 | $ 1 | $ 54 |
| Total investment income | 3 | 1 | 4 | 1 | 54 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | - | 3 | 1 | 88 |
| Total expenses | - | - | 3 | 1 | 88 |
| Net investment income (loss) | 3 | 1 | 1 | - | (34) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | (10) | (2) | (440) |
| Capital gains distributions | 1 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | (10) | (2) | (440) |
| Net unrealized appreciation (depreciation) of investments | (1) | - | 46 | 12 | 2,334 |
| Net realized and unrealized gain (loss) on investments | - | - | 36 | 10 | 1,894 |
| Net increase (decrease) in net assets resulting from operations | $ 3 | $ 1 | $ 37 | $ 10 | $ 1,860 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | Oppenheimer Small- & Mid-Cap Growth Fund/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund - Individual Investor Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer High Yield Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 9 | $ 790 | $ 1,954 | $ 253 |
| Total investment income | - | 9 | 790 | 1,954 | 253 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1 | 505 | 1,210 | 29 |
| Total expenses | - | 1 | 505 | 1,210 | 29 |
| Net investment income (loss) | - | 8 | 285 | 744 | 224 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | - | (1,725) | 825 | (182) |
| Capital gains distributions | - | - | - | 1,383 | - |
| Total realized gain (loss) on investments and capital gains distributions | (1) | - | (1,725) | 2,208 | (182) |
| Net unrealized appreciation (depreciation) of investments | 5 | 6 | 6,485 | 5,842 | 687 |
| Net realized and unrealized gain (loss) on investments | 4 | 6 | 4,760 | 8,050 | 505 |
| Net increase (decrease) in net assets resulting from operations | $ 4 | $ 14 | $ 5,045 | $ 8,794 | $ 729 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I | Premier VIT OpCap Mid Cap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 128 | $ - | $ 1,157 | $ - | $ 58 |
| Total investment income | 128 | - | 1,157 | - | 58 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 237 | - | 209 | - | 22 |
| Total expenses | 237 | - | 209 | - | 22 |
| Net investment income (loss) | (109) | - | 948 | - | 36 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (4,253) | - | (334) | - | 1,606 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (4,253) | - | (334) | - | 1,606 |
| Net unrealized appreciation (depreciation) of investments | 7,974 | - | 2,684 | - | (853) |
| Net realized and unrealized gain (loss) on investments | 3,721 | - | 2,350 | - | 753 |
| Net increase (decrease) in net assets resulting from operations | $ 3,612 | $ - | $ 3,298 | $ - | $ 789 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2010**
*(Dollars in thousands)*

|  | Columbia Diversified Equity Income Fund - Class R-3 | Columbia Diversified Equity Income Fund - Class R-4 | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 2 | $ 57 | $ 96 | $ 10 | $ 3 |
| Total investment income | 2 | 57 | 96 | 10 | 3 |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk and other charges | 1 | 36 | 45 | 6 | 1 |
| Total expenses | 1 | 36 | 45 | 6 | 1 |
| Net investment income (loss) | 1 | 21 | 51 | 4 | 2 |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss) on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | 14 | 87 | 565 | (70) | (2) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 14 | 87 | 565 | (70) | (2) |
| Net unrealized appreciation (depreciation) of investments | 2 | 529 | 434 | 188 | 21 |
| Net realized and unrealized gain (loss) on investments | 16 | 616 | 999 | 118 | 19 |
| Net increase (decrease) in net assets resulting from operations | $ 17 | $ 637 | $ 1,050 | $ 122 | $ 21 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Class A | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 19 | $ 10,010 | $ 2 | $ 7 | $ - |
| Total investment income | 19 | 10,010 | 2 | 7 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 9 | 1,690 | 1 | 3 | 1 |
| Total expenses | 9 | 1,690 | 1 | 3 | 1 |
| Net investment income (loss) | 10 | 8,320 | 1 | 4 | (1) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (412) | 1,697 | (3) | (5) | (6) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (412) | 1,697 | (3) | (5) | (6) |
| Net unrealized appreciation (depreciation) of investments | 469 | 9,811 | 8 | 36 | 32 |
| Net realized and unrealized gain (loss) on investments | 57 | 11,508 | 5 | 31 | 26 |
| Net increase (decrease) in net assets resulting from operations | $ 67 | $ 19,828 | $ 6 | $ 35 | $ 25 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund[SM], Inc. - Class R-3 | Washington Mutual Investors Fund[SM], Inc. - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 514 | $ 451 | $ - | $ 86 | $ 1,796 |
| Total investment income | 514 | 451 | - | 86 | 1,796 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 153 | 679 | 249 | 28 | 744 |
| Total expenses | 153 | 679 | 249 | 28 | 744 |
| Net investment income (loss) | 361 | (228) | (249) | 58 | 1,052 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (557) | 191 | (533) | (238) | (1,716) |
| Capital gains distributions | - | - | - | 12 | 212 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (557) | 191 | (533) | (226) | (1,504) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 4,600 | 19,678 | 6,881 | 658 | 9,427 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 4,043 | 19,869 | 6,348 | 432 | 7,923 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 4,404 | $ 19,641 | $ 6,099 | $ 490 | $ 8,975 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2010
*(Dollars in thousands)*

| | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Values Fund - Class A |
|---|---|---|
| **Net investment income (loss)** | | |
| Income: | | |
| Dividends | $ 1 | $ - |
| Total investment income | 1 | - |
| Expenses: | | |
| Mortality, expense risk and other charges | 1 | 886 |
| Total expenses | 1 | 886 |
| Net investment income (loss) | - | (886) |
| | | |
| **Realized and unrealized gain (loss) on investments** | | |
| Net realized gain (loss) on investments | (2) | (4,905) |
| Capital gains distributions | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (4,905) |
| Net unrealized appreciation (depreciation) of investments | 20 | 22,926 |
| Net realized and unrealized gain (loss) on investments | 18 | 18,021 |
| Net increase (decrease) in net assets resulting from operations | $ 18 | $ 17,135 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Dividend Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ 146 | $ 371 | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | - | 11 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 8 | (19) | (111) | - |
| Net unrealized appreciation (depreciation) of investments | 77 | 50 | 175 | 13 |
| Net increase (decrease) in net assets from operations | 83 | 31 | 75 | 14 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 981 | 19 | (12) | 120 |
| Net increase (decrease) in assets derived from principal transactions | 981 | 19 | (12) | 120 |
| Total increase (decrease) in net assets | 1,064 | 50 | 63 | 134 |
| **Net assets at December 31, 2009** | 1,064 | 196 | 434 | 134 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (14) | (1) | (5) | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 57 | (29) | (67) | 3 |
| Net unrealized appreciation (depreciation) of investments | 72 | 51 | 121 | 22 |
| Net increase (decrease) in net assets from operations | 115 | 21 | 49 | 29 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 435 | (26) | (26) | 95 |
| Net increase (decrease) in assets derived from principal transactions | 435 | (26) | (26) | 95 |
| Total increase (decrease) in net assets | 550 | (5) | 23 | 124 |
| **Net assets at December 31, 2010** | $ 1,614 | $ 191 | $ 457 | $ 258 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Allianz NFJ Large-Cap Value Fund - Institutional Class | Allianz NFJ Small-Cap Value Fund - Class A | Amana Growth Fund | Amana Income Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 580 | $ 336 | $ 36 | $ 46 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 27 | 5 | (14) | 37 |
| Total realized gain (loss) on investments and capital gains distributions | (127) | (23) | 16 | 24 |
| Net unrealized appreciation (depreciation) of investments | 292 | 121 | 518 | 776 |
| Net increase (decrease) in net assets from operations | 192 | 103 | 520 | 837 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 407 | 124 | 5,095 | 9,473 |
| Net increase (decrease) in assets derived from principal transactions | 407 | 124 | 5,095 | 9,473 |
| Total increase (decrease) in net assets | 599 | 227 | 5,615 | 10,310 |
| **Net assets at December 31, 2009** | 1,179 | 563 | 5,651 | 10,356 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 40 | - | (97) | 120 |
| Total realized gain (loss) on investments and capital gains distributions | 128 | (55) | 95 | 138 |
| Net unrealized appreciation (depreciation) of investments | 34 | 138 | 1,911 | 2,578 |
| Net increase (decrease) in net assets from operations | 202 | 83 | 1,909 | 2,836 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 498 | (248) | 10,440 | 16,215 |
| Net increase (decrease) in assets derived from principal transactions | 498 | (248) | 10,440 | 16,215 |
| Total increase (decrease) in net assets | 700 | (165) | 12,349 | 19,051 |
| **Net assets at December 31, 2010** | $ 1,879 | $ 398 | $ 18,000 | $ 29,407 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | American Balanced Fund® - Class R-3 | American Century Inflation- Adjusted Bond Fund - Investor Class | American Century Income & Growth Fund - A Class | Ariel Appreciation Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 4,066 | $ - | $ 3,705 | $ 395 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 86 | 114 | 38 | (4) |
| Total realized gain (loss) on investments and capital gains distributions | (94) | 29 | (229) | (93) |
| Net unrealized appreciation (depreciation) of investments | 955 | 53 | 848 | 375 |
| Net increase (decrease) in net assets from operations | 947 | 196 | 657 | 278 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 783 | 8,864 | 294 | (51) |
| Net increase (decrease) in assets derived from principal transactions | 783 | 8,864 | 294 | (51) |
| Total increase (decrease) in net assets | 1,730 | 9,060 | 951 | 227 |
| **Net assets at December 31, 2009** | 5,796 | 9,060 | 4,656 | 622 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 65 | 196 | 9 | (7) |
| Total realized gain (loss) on investments and capital gains distributions | (91) | 331 | (308) | (32) |
| Net unrealized appreciation (depreciation) of investments | 695 | 30 | 862 | 165 |
| Net increase (decrease) in net assets from operations | 669 | 557 | 563 | 126 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (287) | 8,350 | (119) | 85 |
| Net increase (decrease) in assets derived from principal transactions | (287) | 8,350 | (119) | 85 |
| Total increase (decrease) in net assets | 382 | 8,907 | 444 | 211 |
| **Net assets at December 31, 2010** | $ 6,178 | $ 17,967 | $ 5,100 | $ 833 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | Ariel Fund | Artisan International Fund - Investor Shares | Aston/Optimum Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 638 | $ 324 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (10) | 12 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (132) | 27 | - | - |
| Net unrealized appreciation (depreciation) of investments | 599 | 290 | - | - |
| Net increase (decrease) in net assets from operations | 457 | 329 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 176 | 1,176 | - | - |
| Net increase (decrease) in assets derived from principal transactions | 176 | 1,176 | - | - |
| Total increase (decrease) in net assets | 633 | 1,505 | - | - |
| **Net assets at December 31, 2009** | 1,271 | 1,829 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (18) | (2) | 1 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 42 | 157 | 13 | - |
| Net unrealized appreciation (depreciation) of investments | 393 | (37) | 271 | 18 |
| Net increase (decrease) in net assets from operations | 417 | 118 | 285 | 20 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 830 | 563 | 2,640 | 163 |
| Net increase (decrease) in assets derived from principal transactions | 830 | 563 | 2,640 | 163 |
| Total increase (decrease) in net assets | 1,247 | 681 | 2,925 | 183 |
| **Net assets at December 31, 2010** | $ 2,518 | $ 2,510 | $ 2,925 | $ 183 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | The Bond Fund of America<sup>SM</sup>, Inc. - Class R-4 | Calvert VP SRI Balanced Portfolio | Capital World Growth & Income Fund<sup>SM</sup>, Inc. - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ 1,929 | $ 35,890 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 133 | 448 | - |
| Total realized gain (loss) on investments and capital gains distributions | 3 | (38) | (1,348) | - |
| Net unrealized appreciation (depreciation) of investments | 16 | 410 | 9,120 | - |
| Net increase (decrease) in net assets from operations | 18 | 505 | 8,220 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 245 | 3,548 | (1,716) | 14 |
| Net increase (decrease) in assets derived from principal transactions | 245 | 3,548 | (1,716) | 14 |
| Total increase (decrease) in net assets | 263 | 4,053 | 6,504 | 14 |
| **Net assets at December 31, 2009** | 263 | 5,982 | 42,394 | 14 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (24) | 210 | 174 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 68 | 290 | 149 | 1 |
| Net unrealized appreciation (depreciation) of investments | 496 | (77) | 4,179 | 30 |
| Net increase (decrease) in net assets from operations | 540 | 423 | 4,502 | 35 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,713 | 1,805 | (1,673) | 314 |
| Net increase (decrease) in assets derived from principal transactions | 3,713 | 1,805 | (1,673) | 314 |
| Total increase (decrease) in net assets | 4,253 | 2,228 | 2,829 | 349 |
| **Net assets at December 31, 2010** | $ 4,516 | $ 8,210 | $ 45,223 | $ 363 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | Columbia℠ Acorn Fund® - Class A | Columbia℠ Acorn Fund® - Class Z | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $        - | $        807 | $      1,575 | $        561 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 5 | 1 | 10 |
| Total realized gain (loss) on investments and capital gains distributions | - | (101) | (75) | (161) |
| Net unrealized appreciation (depreciation) of investments | - | 666 | 724 | 439 |
| Net increase (decrease) in net assets from operations | - | 570 | 650 | 288 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 1,074 | 736 | 465 |
| Net increase (decrease) in assets derived from principal transactions | - | 1,074 | 736 | 465 |
| Total increase (decrease) in net assets | - | 1,644 | 1,386 | 753 |
| **Net assets at December 31, 2009** | - | 2,451 | 2,961 | 1,314 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 8 | 11 | 30 |
| Total realized gain (loss) on investments and capital gains distributions | - | 398 | 187 | 263 |
| Net unrealized appreciation (depreciation) of investments | 1 | 715 | 469 | 141 |
| Net increase (decrease) in net assets from operations | 1 | 1,121 | 667 | 434 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 8 | 3,523 | 249 | 991 |
| Net increase (decrease) in assets derived from principal transactions | 8 | 3,523 | 249 | 991 |
| Total increase (decrease) in net assets | 9 | 4,644 | 916 | 1,425 |
| **Net assets at December 31, 2010** | $        9 | $      7,095 | $      3,877 | $      2,739 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | CRM Mid Cap Value Fund - Investor Shares | Dodge & Cox International Stock Fund | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ - | $ 168 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | (8) | - |
| Net unrealized appreciation (depreciation) of investments | 4 | - | 55 | - |
| Net increase (decrease) in net assets from operations | 4 | - | 49 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 66 | - | 30 | 13 |
| Net increase (decrease) in assets derived from principal transactions | 66 | - | 30 | 13 |
| Total increase (decrease) in net assets | 70 | - | 79 | 13 |
| **Net assets at December 31, 2009** | 70 | - | 247 | 13 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | 5 | - | (1) | 2 |
| Net unrealized appreciation (depreciation) of investments | 25 | - | 39 | 3 |
| Net increase (decrease) in net assets from operations | 30 | - | 40 | 5 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 123 | 4 | 64 | 20 |
| Net increase (decrease) in assets derived from principal transactions | 123 | 4 | 64 | 20 |
| Total increase (decrease) in net assets | 153 | 4 | 104 | 25 |
| **Net assets at December 31, 2010** | $ 223 | $ 4 | $ 351 | $ 38 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Fidelity® Advisor New Insights Fund - Institutional Class | Fidelity® VIP Equity-Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 7,252 | $ 155,758 | $ - | $ 213,311 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 116 | 2,286 | - | 3,068 |
| Total realized gain (loss) on investments and capital gains distributions | (382) | (1,370) | - | (12,958) |
| Net unrealized appreciation (depreciation) of investments | 3,283 | 62,717 | - | 68,342 |
| Net increase (decrease) in net assets from operations | 3,017 | 63,633 | - | 58,452 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,308 | 27,646 | - | (8,048) |
| Net increase (decrease) in assets derived from principal transactions | 1,308 | 27,646 | - | (8,048) |
| Total increase (decrease) in net assets | 4,325 | 91,279 | - | 50,404 |
| **Net assets at December 31, 2009** | 11,577 | 247,037 | - | 263,715 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 82 | 1,669 | - | 2,238 |
| Total realized gain (loss) on investments and capital gains distributions | (322) | (278) | - | (1,687) |
| Net unrealized appreciation (depreciation) of investments | 1,281 | 20,141 | 4 | 34,314 |
| Net increase (decrease) in net assets from operations | 1,041 | 21,532 | 4 | 34,865 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 336 | 11,266 | 34 | (18,262) |
| Net increase (decrease) in assets derived from principal transactions | 336 | 11,266 | 34 | (18,262) |
| Total increase (decrease) in net assets | 1,377 | 32,798 | 38 | 16,603 |
| **Net assets at December 31, 2010** | $ 12,954 | $ 279,835 | $ 38 | $ 280,318 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 159,095 | $ 5,016 | $ 29,665 | $ 722,264 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (901) | 573 | 379 | 4,032 |
| Total realized gain (loss) on investments and capital gains distributions | (15,315) | (594) | (1,592) | (26,951) |
| Net unrealized appreciation (depreciation) of investments | 57,323 | 2,477 | 8,368 | 269,736 |
| Net increase (decrease) in net assets from operations | 41,107 | 2,456 | 7,155 | 246,817 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9,354) | 1,531 | (1,169) | 1,428 |
| Net increase (decrease) in assets derived from principal transactions | (9,354) | 1,531 | (1,169) | 1,428 |
| Total increase (decrease) in net assets | 31,753 | 3,987 | 5,986 | 248,245 |
| **Net assets at December 31, 2009** | 190,848 | 9,003 | 35,651 | 970,509 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,227) | 642 | 149 | 3,043 |
| Total realized gain (loss) on investments and capital gains distributions | (5,232) | (438) | (1,996) | 739 |
| Net unrealized appreciation (depreciation) of investments | 48,430 | 964 | 5,618 | 143,841 |
| Net increase (decrease) in net assets from operations | 41,971 | 1,168 | 3,771 | 147,623 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7,093) | (214) | (3,082) | (59,313) |
| Net increase (decrease) in assets derived from principal transactions | (7,093) | (214) | (3,082) | (59,313) |
| Total increase (decrease) in net assets | 34,878 | 954 | 689 | 88,310 |
| **Net assets at December 31, 2010** | $ 225,726 | $ 9,957 | $ 36,340 | $ 1,058,819 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Mutual Global Discovery Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 75,139 | $ 8,006 | $ 15,560 | $ 2,067 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,313 | 80 | 259 | 6 |
| Total realized gain (loss) on investments and capital gains distributions | (77) | (492) | (236) | (41) |
| Net unrealized appreciation (depreciation) of investments | 18,108 | 4,038 | 4,242 | 577 |
| Net increase (decrease) in net assets from operations | 19,344 | 3,626 | 4,265 | 542 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 761 | 2,316 | 274 | 744 |
| Net increase (decrease) in assets derived from principal transactions | 761 | 2,316 | 274 | 744 |
| Total increase (decrease) in net assets | 20,105 | 5,942 | 4,539 | 1,286 |
| **Net assets at December 31, 2009** | 95,244 | 13,948 | 20,099 | 3,353 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 952 | 67 | 150 | 35 |
| Total realized gain (loss) on investments and capital gains distributions | 1,354 | (108) | 219 | (28) |
| Net unrealized appreciation (depreciation) of investments | 10,629 | 4,383 | 2,184 | 350 |
| Net increase (decrease) in net assets from operations | 12,935 | 4,342 | 2,553 | 357 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,930) | 2,241 | (644) | 178 |
| Net increase (decrease) in assets derived from principal transactions | (1,930) | 2,241 | (644) | 178 |
| Total increase (decrease) in net assets | 11,005 | 6,583 | 1,909 | 535 |
| **Net assets at December 31, 2010** | $ 106,249 | $ 20,531 | $ 22,008 | $ 3,888 |

*The accompanying notes are an integral part of these financial statements.*

126

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Fundamental Investors[SM], Inc. - Class R-3 | Fundamental Investors[SM], Inc. - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 396 | $ 63,473 | $ 13 | $ 8,280 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | 527 | 1 | 109 |
| Total realized gain (loss) on investments and capital gains distributions | (95) | 630 | 5 | (171) |
| Net unrealized appreciation (depreciation) of investments | 255 | 17,388 | 47 | 4,447 |
| Net increase (decrease) in net assets from operations | 156 | 18,545 | 53 | 4,385 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 11 | 4,649 | 439 | 9,116 |
| Net increase (decrease) in assets derived from principal transactions | 11 | 4,649 | 439 | 9,116 |
| Total increase (decrease) in net assets | 167 | 23,194 | 492 | 13,501 |
| **Net assets at December 31, 2009** | 563 | 86,667 | 505 | 21,781 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (105) | 3 | 137 |
| Total realized gain (loss) on investments and capital gains distributions | (52) | (1,773) | 33 | (164) |
| Net unrealized appreciation (depreciation) of investments | 199 | 25,893 | 48 | 3,646 |
| Net increase (decrease) in net assets from operations | 142 | 24,015 | 84 | 3,619 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (24) | 9,250 | 204 | 6,528 |
| Net increase (decrease) in assets derived from principal transactions | (24) | 9,250 | 204 | 6,528 |
| Total increase (decrease) in net assets | 118 | 33,265 | 288 | 10,147 |
| **Net assets at December 31, 2010** | $ 681 | $ 119,932 | $ 793 | $ 31,928 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 9,558 | $ 181,120 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 256 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (202) | (1,129) | - | - |
| Net unrealized appreciation (depreciation) of investments | 3,954 | 67,468 | - | - |
| Net increase (decrease) in net assets from operations | 3,759 | 66,595 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,963 | 29,397 | - | - |
| Net increase (decrease) in assets derived from principal transactions | 1,963 | 29,397 | - | - |
| Total increase (decrease) in net assets | 5,722 | 95,992 | - | - |
| **Net assets at December 31, 2009** | 15,280 | 277,112 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | 17 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (328) | 424 | 10 | 3 |
| Net unrealized appreciation (depreciation) of investments | 2,093 | 31,468 | 7 | 3 |
| Net increase (decrease) in net assets from operations | 1,760 | 31,909 | 17 | 6 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 540 | 4,612 | 173 | 40 |
| Net increase (decrease) in assets derived from principal transactions | 540 | 4,612 | 173 | 40 |
| Total increase (decrease) in net assets | 2,300 | 36,521 | 190 | 46 |
| **Net assets at December 31, 2010** | $ 17,580 | $ 313,633 | $ 190 | $ 46 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | The Income Fund of America® - Class R-3 | | ING Balanced Portfolio - Class I | | ING Real Estate Fund - Class A | | ING GNMA Income Fund - Class A |
|---|---|---|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ | 1,535 | $ | 314,926 | $ | 1,357 | $ | 2,835 |
| | | | | | | | |
| **Increase (decrease) in net assets from operations** | | | | | | | |
| Operations: | | | | | | | |
| Net investment income (loss) | | 62 | | 11,249 | | 47 | | 130 |
| Total realized gain (loss) on investments and capital gains distributions | | (230) | | (27,508) | | (523) | | 23 |
| Net unrealized appreciation (depreciation) of investments | | 517 | | 70,457 | | 853 | | (3) |
| Net increase (decrease) in net assets from operations | | 349 | | 54,198 | | 377 | | 150 |
| Changes from principal transactions: | | | | | | | |
| Total unit transactions | | (106) | | (27,279) | | (123) | | 1,841 |
| Net increase (decrease) in assets derived from principal transactions | | (106) | | (27,279) | | (123) | | 1,841 |
| Total increase (decrease) in net assets | | 243 | | 26,919 | | 254 | | 1,991 |
| **Net assets at December 31, 2009** | | 1,778 | | 341,845 | | 1,611 | | 4,826 |
| | | | | | | | |
| **Increase (decrease) in net assets from operations** | | | | | | | |
| Operations: | | | | | | | |
| Net investment income (loss) | | 58 | | 5,923 | | 31 | | 145 |
| Total realized gain (loss) on investments and capital gains distributions | | (137) | | (10,415) | | (213) | | 123 |
| Net unrealized appreciation (depreciation) of investments | | 269 | | 45,719 | | 595 | | (40) |
| Net increase (decrease) in net assets from operations | | 190 | | 41,227 | | 413 | | 228 |
| Changes from principal transactions: | | | | | | | |
| Total unit transactions | | (26) | | (35,487) | | (53) | | (304) |
| Net increase (decrease) in assets derived from principal transactions | | (26) | | (35,487) | | (53) | | (304) |
| Total increase (decrease) in net assets | | 164 | | 5,740 | | 360 | | (76) |
| **Net assets at December 31, 2010** | $ | 1,942 | $ | 347,585 | $ | 1,971 | $ | 4,750 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I | ING Intermediate Bond Portfolio - Class S | ING Artio Foreign Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 3,481 | $ 350,384 | $ 212 | $ 33,338 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 206 | 20,719 | 19 | 874 |
| Total realized gain (loss) on investments and capital gains distributions | (145) | (6,552) | (7) | (3,622) |
| Net unrealized appreciation (depreciation) of investments | 341 | 21,042 | 25 | 9,043 |
| Net increase (decrease) in net assets from operations | 402 | 35,209 | 37 | 6,295 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (84) | (6,604) | 100 | (3,008) |
| Net increase (decrease) in assets derived from principal transactions | (84) | (6,604) | 100 | (3,008) |
| Total increase (decrease) in net assets | 318 | 28,605 | 137 | 3,287 |
| **Net assets at December 31, 2009** | 3,799 | 378,989 | 349 | 36,625 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 178 | 15,515 | 23 | (327) |
| Total realized gain (loss) on investments and capital gains distributions | (67) | (7,111) | (3) | (4,263) |
| Net unrealized appreciation (depreciation) of investments | 224 | 25,001 | 16 | 6,190 |
| Net increase (decrease) in net assets from operations | 335 | 33,405 | 36 | 1,600 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (81) | (28,696) | 126 | (5,637) |
| Net increase (decrease) in assets derived from principal transactions | (81) | (28,696) | 126 | (5,637) |
| Total increase (decrease) in net assets | 254 | 4,709 | 162 | (4,037) |
| **Net assets at December 31, 2010** | $ 4,053 | $ 383,698 | $ 511 | $ 32,588 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 63,303 | $ 86 | $ 79 | $ 35,967 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (291) | (1) | - | 692 |
| Total realized gain (loss) on investments and capital gains distributions | (4,578) | (31) | (38) | (1,889) |
| Net unrealized appreciation (depreciation) of investments | 22,883 | 60 | 79 | 13,526 |
| Net increase (decrease) in net assets from operations | 18,014 | 28 | 41 | 12,329 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,297) | 44 | 57 | 2,146 |
| Net increase (decrease) in assets derived from principal transactions | (2,297) | 44 | 57 | 2,146 |
| Total increase (decrease) in net assets | 15,717 | 72 | 98 | 14,475 |
| **Net assets at December 31, 2009** | 79,020 | 158 | 177 | 50,442 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (429) | (1) | (1) | 4,305 |
| Total realized gain (loss) on investments and capital gains distributions | (3,264) | 24 | (2) | (757) |
| Net unrealized appreciation (depreciation) of investments | 13,099 | (5) | 24 | 4,316 |
| Net increase (decrease) in net assets from operations | 9,406 | 18 | 21 | 7,864 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,709) | 20 | 22 | 1,306 |
| Net increase (decrease) in assets derived from principal transactions | (3,709) | 20 | 22 | 1,306 |
| Total increase (decrease) in net assets | 5,697 | 38 | 43 | 9,170 |
| **Net assets at December 31, 2010** | $ 84,717 | $ 196 | $ 220 | $ 59,612 |

*The accompanying notes are an integral part of these financial statements.*

131

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING FMR℠ Diversified Mid Cap Portfolio - Service Class | ING Global Resources Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 724 | $ 17,289 | $ 21,437 | $ 25 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 28 | 605 | (105) | - |
| Total realized gain (loss) on investments and capital gains distributions | (765) | (5,708) | (398) | (4) |
| Net unrealized appreciation (depreciation) of investments | 916 | 12,068 | 10,796 | 12 |
| Net increase (decrease) in net assets from operations | 179 | 6,965 | 10,293 | 8 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 412 | 2,356 | 9,881 | (6) |
| Net increase (decrease) in assets derived from principal transactions | 412 | 2,356 | 9,881 | (6) |
| Total increase (decrease) in net assets | 591 | 9,321 | 20,174 | 2 |
| **Net assets at December 31, 2009** | 1,315 | 26,610 | 41,611 | 27 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 43 | 860 | (354) | - |
| Total realized gain (loss) on investments and capital gains distributions | 196 | (4,332) | (231) | - |
| Net unrealized appreciation (depreciation) of investments | 78 | 11,063 | 13,243 | 6 |
| Net increase (decrease) in net assets from operations | 317 | 7,591 | 12,658 | 6 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 292 | 7,058 | 10,289 | - |
| Net increase (decrease) in assets derived from principal transactions | 292 | 7,058 | 10,289 | - |
| Total increase (decrease) in net assets | 609 | 14,649 | 22,947 | 6 |
| **Net assets at December 31, 2010** | $ 1,924 | $ 41,259 | $ 64,558 | $ 33 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 73,573 | $ 7,405 | $ 171 | $ 18,447 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (582) | (5) | 2 | 164 |
| Total realized gain (loss) on investments and capital gains distributions | (4,671) | (2,177) | (61) | (228) |
| Net unrealized appreciation (depreciation) of investments | 32,959 | 5,433 | 225 | 13,759 |
| Net increase (decrease) in net assets from operations | 27,706 | 3,251 | 166 | 13,695 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6,489 | 2,464 | 84 | 4,759 |
| Net increase (decrease) in assets derived from principal transactions | 6,489 | 2,464 | 84 | 4,759 |
| Total increase (decrease) in net assets | 34,195 | 5,715 | 250 | 18,454 |
| **Net assets at December 31, 2009** | 107,768 | 13,120 | 421 | 36,901 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (30) | (114) | 1 | (87) |
| Total realized gain (loss) on investments and capital gains distributions | (2,227) | (872) | 123 | 2,401 |
| Net unrealized appreciation (depreciation) of investments | 23,964 | 2,984 | (67) | 3,861 |
| Net increase (decrease) in net assets from operations | 21,707 | 1,998 | 57 | 6,175 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,938 | 6,557 | (73) | (2,528) |
| Net increase (decrease) in assets derived from principal transactions | 3,938 | 6,557 | (73) | (2,528) |
| Total increase (decrease) in net assets | 25,645 | 8,555 | (16) | 3,647 |
| **Net assets at December 31, 2010** | $ 133,413 | $ 21,675 | $ 405 | $ 40,548 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING Large Cap Growth Portfolio - Service Class | ING Lord Abbett Growth and Income Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 15,725 | $ 2,129 | $ 35 | $ 73,160 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 76 | (12) | - | 61 |
| Total realized gain (loss) on investments and capital gains distributions | (1,111) | (241) | 38 | (8,357) |
| Net unrealized appreciation (depreciation) of investments | 12,562 | 1,026 | 63 | 20,444 |
| Net increase (decrease) in net assets from operations | 11,527 | 773 | 101 | 12,148 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,935 | 715 | 242 | (5,666) |
| Net increase (decrease) in assets derived from principal transactions | 2,935 | 715 | 242 | (5,666) |
| Total increase (decrease) in net assets | 14,462 | 1,488 | 343 | 6,482 |
| **Net assets at December 31, 2009** | 30,187 | 3,617 | 378 | 79,642 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (148) | (26) | (2) | (98) |
| Total realized gain (loss) on investments and capital gains distributions | 1,051 | (274) | 74 | (5,047) |
| Net unrealized appreciation (depreciation) of investments | 4,289 | 1,432 | 298 | 17,548 |
| Net increase (decrease) in net assets from operations | 5,192 | 1,132 | 370 | 12,403 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,659) | 1,805 | 2,504 | (3,534) |
| Net increase (decrease) in assets derived from principal transactions | (1,659) | 1,805 | 2,504 | (3,534) |
| Total increase (decrease) in net assets | 3,533 | 2,937 | 2,874 | 8,869 |
| **Net assets at December 31, 2010** | $ 33,720 | $ 6,554 | $ 3,252 | $ 88,511 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Lord Abbett Growth and Income Portfolio - Service Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 506 | $ 5,214 | $ 306 | $ 65 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 16 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (54) | (468) | (76) | (12) |
| Net unrealized appreciation (depreciation) of investments | 157 | 2,048 | 147 | 36 |
| Net increase (decrease) in net assets from operations | 104 | 1,596 | 71 | 24 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 58 | 574 | (40) | 86 |
| Net increase (decrease) in assets derived from principal transactions | 58 | 574 | (40) | 86 |
| Total increase (decrease) in net assets | 162 | 2,170 | 31 | 110 |
| **Net assets at December 31, 2009** | 668 | 7,384 | 337 | 175 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (15) | (1) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (30) | (276) | (4) | 2 |
| Net unrealized appreciation (depreciation) of investments | 142 | 1,675 | 85 | 9 |
| Net increase (decrease) in net assets from operations | 112 | 1,384 | 80 | 12 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 27 | 410 | 105 | (106) |
| Net increase (decrease) in assets derived from principal transactions | 27 | 410 | 105 | (106) |
| Total increase (decrease) in net assets | 139 | 1,794 | 185 | (94) |
| **Net assets at December 31, 2010** | $ 807 | $ 9,178 | $ 522 | $ 81 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 6,408 | $ 497 | $ 51,654 | $ 22,350 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 19 | 15 | 991 | 354 |
| Total realized gain (loss) on investments and capital gains distributions | (1,426) | (65) | (2,306) | (1,784) |
| Net unrealized appreciation (depreciation) of investments | 3,630 | 183 | 9,743 | 5,205 |
| Net increase (decrease) in net assets from operations | 2,223 | 133 | 8,428 | 3,775 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (55) | 266 | (1,728) | (442) |
| Net increase (decrease) in assets derived from principal transactions | (55) | 266 | (1,728) | (442) |
| Total increase (decrease) in net assets | 2,168 | 399 | 6,700 | 3,333 |
| **Net assets at December 31, 2009** | 8,576 | 896 | 58,354 | 25,683 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 39 | 1 | (303) | (152) |
| Total realized gain (loss) on investments and capital gains distributions | (1,557) | (11) | (1,760) | (1,270) |
| Net unrealized appreciation (depreciation) of investments | 2,407 | 97 | 7,173 | 3,542 |
| Net increase (decrease) in net assets from operations | 889 | 87 | 5,110 | 2,120 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,363) | 87 | (3,355) | (1,869) |
| Net increase (decrease) in assets derived from principal transactions | (1,363) | 87 | (3,355) | (1,869) |
| Total increase (decrease) in net assets | (474) | 174 | 1,755 | 251 |
| **Net assets at December 31, 2010** | $ 8,102 | $ 1,070 | $ 60,109 | $ 25,934 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING MFS Utilities Portfolio - Service Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Equity Income Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 24,775 | $ 609 | $ 4,462 | $ 111,368 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,354 | 129 | 610 | (1,047) |
| Total realized gain (loss) on investments and capital gains distributions | (1,427) | (6) | (446) | (7,004) |
| Net unrealized appreciation (depreciation) of investments | 8,101 | 503 | 3,028 | 22,114 |
| Net increase (decrease) in net assets from operations | 8,028 | 626 | 3,192 | 14,063 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,313 | 2,191 | 5,009 | (607) |
| Net increase (decrease) in assets derived from principal transactions | 1,313 | 2,191 | 5,009 | (607) |
| Total increase (decrease) in net assets | 9,341 | 2,817 | 8,201 | 13,456 |
| **Net assets at December 31, 2009** | 34,116 | 3,426 | 12,663 | 124,824 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 615 | 327 | 1,054 | 2,107 |
| Total realized gain (loss) on investments and capital gains distributions | (1,630) | 339 | 98 | (5,026) |
| Net unrealized appreciation (depreciation) of investments | 5,171 | (77) | 816 | 24,432 |
| Net increase (decrease) in net assets from operations | 4,156 | 589 | 1,968 | 21,513 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (526) | 2,843 | 6,092 | (8,709) |
| Net increase (decrease) in assets derived from principal transactions | (526) | 2,843 | 6,092 | (8,709) |
| Total increase (decrease) in net assets | 3,630 | 3,432 | 8,060 | 12,804 |
| **Net assets at December 31, 2010** | $ 37,746 | $ 6,858 | $ 20,723 | $ 137,628 |

*The accompanying notes are an integral part of these financial statements.*

137

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Pioneer Equity Income Portfolio - Service Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ 11,631 | $ 109 | $ 65,464 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 100 | 2 | 471 |
| Total realized gain (loss) on investments and capital gains distributions | - | (1,124) | (6) | (3,155) |
| Net unrealized appreciation (depreciation) of investments | - | 3,893 | 83 | 19,190 |
| Net increase (decrease) in net assets from operations | - | 2,869 | 79 | 16,506 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3 | 547 | 165 | 1,897 |
| Net increase (decrease) in assets derived from principal transactions | 3 | 547 | 165 | 1,897 |
| Total increase (decrease) in net assets | 3 | 3,416 | 244 | 18,403 |
| **Net assets at December 31, 2009** | 3 | 15,047 | 353 | 83,867 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 119 | 2 | 210 |
| Total realized gain (loss) on investments and capital gains distributions | - | (533) | (8) | (2,637) |
| Net unrealized appreciation (depreciation) of investments | - | 2,908 | 66 | 16,329 |
| Net increase (decrease) in net assets from operations | - | 2,494 | 60 | 13,902 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 3,061 | 60 | (3,813) |
| Net increase (decrease) in assets derived from principal transactions | - | 3,061 | 60 | (3,813) |
| Total increase (decrease) in net assets | - | 5,555 | 120 | 10,089 |
| **Net assets at December 31, 2010** | $ 3 | $ 20,602 | $ 473 | $ 93,956 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 204 | $ 158,868 | $ 918 | $ 74,508 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 2,472 | 14 | 917 |
| Total realized gain (loss) on investments and capital gains distributions | (15) | (4,874) | (89) | (1,868) |
| Net unrealized appreciation (depreciation) of investments | 76 | 58,572 | 339 | 21,745 |
| Net increase (decrease) in net assets from operations | 63 | 56,170 | 264 | 20,794 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 75 | 42,889 | 207 | 15,504 |
| Net increase (decrease) in assets derived from principal transactions | 75 | 42,889 | 207 | 15,504 |
| Total increase (decrease) in net assets | 138 | 99,059 | 471 | 36,298 |
| **Net assets at December 31, 2009** | 342 | 257,927 | 1,389 | 110,806 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 2,665 | 13 | 774 |
| Total realized gain (loss) on investments and capital gains distributions | (16) | (2,355) | (182) | (8,294) |
| Net unrealized appreciation (depreciation) of investments | 75 | 38,194 | 340 | 20,675 |
| Net increase (decrease) in net assets from operations | 60 | 38,504 | 171 | 13,155 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (12) | 56,411 | (206) | (17,747) |
| Net increase (decrease) in assets derived from principal transactions | (12) | 56,411 | (206) | (17,747) |
| Total increase (decrease) in net assets | 48 | 94,915 | (35) | (4,592) |
| **Net assets at December 31, 2010** | $ 390 | $ 352,842 | $ 1,354 | $ 106,214 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING U.S. Stock Index Portfolio - Institutional Class | ING Van Kampen Growth and Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 774 | $ 2,110 | $ 2,372 | $ 13,111 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | 35 | 20 | 76 |
| Total realized gain (loss) on investments and capital gains distributions | (213) | (277) | (49) | (1,313) |
| Net unrealized appreciation (depreciation) of investments | 432 | 1,046 | 809 | 4,644 |
| Net increase (decrease) in net assets from operations | 234 | 804 | 780 | 3,407 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (270) | 611 | 800 | 1,747 |
| Net increase (decrease) in assets derived from principal transactions | (270) | 611 | 800 | 1,747 |
| Total increase (decrease) in net assets | (36) | 1,415 | 1,580 | 5,154 |
| **Net assets at December 31, 2009** | 738 | 3,525 | 3,952 | 18,265 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 17 | 83 | (119) |
| Total realized gain (loss) on investments and capital gains distributions | (66) | (356) | (35) | (1,307) |
| Net unrealized appreciation (depreciation) of investments | 107 | 564 | 723 | 3,672 |
| Net increase (decrease) in net assets from operations | 47 | 225 | 771 | 2,246 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (50) | (57) | 1,298 | 1,255 |
| Net increase (decrease) in assets derived from principal transactions | (50) | (57) | 1,298 | 1,255 |
| Total increase (decrease) in net assets | (3) | 168 | 2,069 | 3,501 |
| **Net assets at December 31, 2010** | $ 735 | $ 3,693 | $ 6,021 | $ 21,766 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Wells Fargo HealthCare Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING Money Market Portfolio - Class I | ING Global Real Estate Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 7,198 | $ 947 | $ 541,019 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (71) | (2) | (2,492) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (464) | (226) | 202 | - |
| Net unrealized appreciation (depreciation) of investments | 2,060 | 572 | - | (1) |
| Net increase (decrease) in net assets from operations | 1,525 | 344 | (2,290) | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 996 | 213 | (135,228) | 24 |
| Net increase (decrease) in assets derived from principal transactions | 996 | 213 | (135,228) | 24 |
| Total increase (decrease) in net assets | 2,521 | 557 | (137,518) | 24 |
| **Net assets at December 31, 2009** | 9,719 | 1,504 | 403,501 | 24 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (82) | 4 | (2,966) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (395) | 137 | 840 | - |
| Net unrealized appreciation (depreciation) of investments | 1,056 | (288) | - | 5 |
| Net increase (decrease) in net assets from operations | 579 | (147) | (2,126) | 6 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (223) | (1,357) | (58,815) | 18 |
| Net increase (decrease) in assets derived from principal transactions | (223) | (1,357) | (58,815) | 18 |
| Total increase (decrease) in net assets | 356 | (1,504) | (60,941) | 24 |
| **Net assets at December 31, 2010** | $ 10,075 | $ - | $ 342,560 | $ 48 |

*The accompanying notes are an integral part of these financial statements.*

141

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING International Capital Appreciation Fund - Class I | ING International SmallCap Multi-Manager Fund - Class A | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ 1,261 | $ 39 | $ 22,075 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 14 | - | 237 |
| Total realized gain (loss) on investments and capital gains distributions | - | (386) | (6) | (1,004) |
| Net unrealized appreciation (depreciation) of investments | - | 944 | 16 | 9,487 |
| Net increase (decrease) in net assets from operations | - | 572 | 10 | 8,720 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3 | (191) | 3 | 5,200 |
| Net increase (decrease) in assets derived from principal transactions | 3 | (191) | 3 | 5,200 |
| Total increase (decrease) in net assets | 3 | 381 | 13 | 13,920 |
| **Net assets at December 31, 2009** | 3 | 1,642 | 52 | 35,995 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3 | 1 | 117 |
| Total realized gain (loss) on investments and capital gains distributions | - | (353) | (1) | (1,193) |
| Net unrealized appreciation (depreciation) of investments | 1 | 709 | 13 | 8,757 |
| Net increase (decrease) in net assets from operations | 1 | 359 | 13 | 7,681 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 7 | (235) | 11 | 2,294 |
| Net increase (decrease) in assets derived from principal transactions | 7 | (235) | 11 | 2,294 |
| Total increase (decrease) in net assets | 8 | 124 | 24 | 9,975 |
| **Net assets at December 31, 2010** | $ 11 | $ 1,766 | $ 76 | $ 45,970 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 2,126 | $ 216 | $ 66,236 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (21) | (2) | (695) | - |
| Total realized gain (loss) on investments and capital gains distributions | (310) | (34) | 73 | - |
| Net unrealized appreciation (depreciation) of investments | 1,082 | 223 | 25,057 | 3 |
| Net increase (decrease) in net assets from operations | 751 | 187 | 24,435 | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 145 | 544 | 9,645 | 18 |
| Net increase (decrease) in assets derived from principal transactions | 145 | 544 | 9,645 | 18 |
| Total increase (decrease) in net assets | 896 | 731 | 34,080 | 21 |
| **Net assets at December 31, 2009** | 3,022 | 947 | 100,316 | 21 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (16) | (4) | (890) | - |
| Total realized gain (loss) on investments and capital gains distributions | (252) | (5) | 1,891 | - |
| Net unrealized appreciation (depreciation) of investments | 244 | 258 | 23,742 | 5 |
| Net increase (decrease) in net assets from operations | (24) | 249 | 24,743 | 5 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,998) | 51 | (2,688) | - |
| Net increase (decrease) in assets derived from principal transactions | (2,998) | 51 | (2,688) | - |
| Total increase (decrease) in net assets | (3,022) | 300 | 22,055 | 5 |
| **Net assets at December 31, 2010** | $ - | $ 1,247 | $ 122,371 | $ 26 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Columbia Small Cap Value Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Index Solution 2015 Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 953 | $ 8,589 | $ 6,707 | $ 37 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | (26) | 352 | - |
| Total realized gain (loss) on investments and capital gains distributions | (181) | (394) | 212 | 17 |
| Net unrealized appreciation (depreciation) of investments | 445 | 3,305 | 2,130 | 8 |
| Net increase (decrease) in net assets from operations | 267 | 2,885 | 2,694 | 25 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 221 | 1,307 | 449 | 115 |
| Net increase (decrease) in assets derived from principal transactions | 221 | 1,307 | 449 | 115 |
| Total increase (decrease) in net assets | 488 | 4,192 | 3,143 | 140 |
| **Net assets at December 31, 2009** | 1,441 | 12,781 | 9,850 | 177 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | (68) | 4 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (51) | (298) | (476) | 24 |
| Net unrealized appreciation (depreciation) of investments | 459 | 1,759 | 3,355 | (9) |
| Net increase (decrease) in net assets from operations | 415 | 1,393 | 2,883 | 14 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 511 | 266 | 1,366 | (191) |
| Net increase (decrease) in assets derived from principal transactions | 511 | 266 | 1,366 | (191) |
| Total increase (decrease) in net assets | 926 | 1,659 | 4,249 | (177) |
| **Net assets at December 31, 2010** | $ 2,367 | $ 14,440 | $ 14,099 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Index Solution 2015 Portfolio - Service Class | ING Index Solution 2015 Portfolio - Service 2 Class | ING Index Solution 2025 Portfolio - Adviser Class | ING Index Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ - | $ 81 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (2) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) of investments | - | - | 80 | - |
| Net increase (decrease) in net assets from operations | - | - | 78 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | - | 508 | - |
| Net increase (decrease) in assets derived from principal transactions | - | - | 508 | - |
| Total increase (decrease) in net assets | - | - | 586 | - |
| **Net assets at December 31, 2009** | - | - | 667 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | (2) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (1) | 135 | - |
| Net unrealized appreciation (depreciation) of investments | 3 | 31 | (82) | 1 |
| Net increase (decrease) in net assets from operations | 3 | 28 | 51 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 52 | 659 | (718) | 27 |
| Net increase (decrease) in assets derived from principal transactions | 52 | 659 | (718) | 27 |
| Total increase (decrease) in net assets | 55 | 687 | (667) | 28 |
| **Net assets at December 31, 2010** | $ 55 | $ 687 | $ - | $ 28 |

*The accompanying notes are an integral part of these financial statements.*

145

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Index Solution 2025 Portfolio - Service 2 Class | ING Index Solution 2035 Portfolio - Adviser Class | ING Index Solution 2035 Portfolio - Service Class | ING Index Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ 51 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) of investments | - | 58 | - | - |
| Net increase (decrease) in net assets from operations | - | 57 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 242 | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | 242 | - | - |
| Total increase (decrease) in net assets | - | 299 | - | - |
| **Net assets at December 31, 2009** | - | 350 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (1) | - | (5) |
| Total realized gain (loss) on investments and capital gains distributions | (11) | 84 | - | (2) |
| Net unrealized appreciation (depreciation) of investments | 110 | (60) | 1 | 99 |
| Net increase (decrease) in net assets from operations | 94 | 23 | 1 | 92 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,425 | (373) | 21 | 991 |
| Net increase (decrease) in assets derived from principal transactions | 1,425 | (373) | 21 | 991 |
| Total increase (decrease) in net assets | 1,519 | (350) | 22 | 1,083 |
| **Net assets at December 31, 2010** | $ 1,519 | $ - | $ 22 | $ 1,083 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Index Solution 2045 Portfolio - Adviser Class | ING Index Solution 2045 Portfolio - Service Class | ING Index Solution 2045 Portfolio - Service 2 Class | ING Index Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 6 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) of investments | 17 | - | - | - |
| Net increase (decrease) in net assets from operations | 17 | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 118 | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | 118 | - | - | - |
| Total increase (decrease) in net assets | 135 | - | - | - |
| **Net assets at December 31, 2009** | 141 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (2) | - |
| Total realized gain (loss) on investments and capital gains distributions | 28 | - | 1 | - |
| Net unrealized appreciation (depreciation) of investments | (17) | - | 58 | - |
| Net increase (decrease) in net assets from operations | 11 | - | 57 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (152) | 1 | 527 | 3 |
| Net increase (decrease) in assets derived from principal transactions | (152) | 1 | 527 | 3 |
| Total increase (decrease) in net assets | (141) | 1 | 584 | 3 |
| **Net assets at December 31, 2010** | $ - | $ 1 | $ 584 | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Index Solution 2055 Portfolio - Service 2 Class | ING Index Solution Income Portfolio - Adviser Class | ING Index Solution Income Portfolio - Service 2 Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ 1 | $ - | $ 245 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | - | 2 | - | (32) |
| Net unrealized appreciation (depreciation) of investments | - | 5 | - | 86 |
| Net increase (decrease) in net assets from operations | - | 7 | - | 56 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 51 | - | (9) |
| Net increase (decrease) in assets derived from principal transactions | - | 51 | - | (9) |
| Total increase (decrease) in net assets | - | 58 | - | 47 |
| **Net assets at December 31, 2009** | - | 59 | - | 292 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | - | 7 | - | (9) |
| Net unrealized appreciation (depreciation) of investments | - | (5) | 5 | 75 |
| Net increase (decrease) in net assets from operations | - | 2 | 5 | 67 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | (61) | 155 | 19 |
| Net increase (decrease) in assets derived from principal transactions | - | (61) | 155 | 19 |
| Total increase (decrease) in net assets | - | (59) | 160 | 86 |
| **Net assets at December 31, 2010** | $ - | $ - | $ 160 | $ 378 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class | ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class | ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 21,120 | $ 60 | $ 84,378 | $ 120 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 74 | - | (919) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (789) | (30) | (10,629) | (17) |
| Net unrealized appreciation (depreciation) of investments | 6,054 | 60 | 36,234 | 56 |
| Net increase (decrease) in net assets from operations | 5,339 | 30 | 24,686 | 38 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 90 | 19 | (6,136) | (7) |
| Net increase (decrease) in assets derived from principal transactions | 90 | 19 | (6,136) | (7) |
| Total increase (decrease) in net assets | 5,429 | 49 | 18,550 | 31 |
| **Net assets at December 31, 2009** | 26,549 | 109 | 102,928 | 151 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (56) | - | (1,074) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (708) | 10 | (1,782) | (4) |
| Net unrealized appreciation (depreciation) of investments | 6,399 | 7 | 25,422 | 41 |
| Net increase (decrease) in net assets from operations | 5,635 | 17 | 22,566 | 36 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,232) | (35) | (6,335) | 7 |
| Net increase (decrease) in assets derived from principal transactions | (1,232) | (35) | (6,335) | 7 |
| Total increase (decrease) in net assets | 4,403 | (18) | 16,231 | 43 |
| **Net assets at December 31, 2010** | $ 30,952 | $ 91 | $ 119,159 | $ 194 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Global Strategic Income Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 238 | $ 423,940 | $ 267 | $ 258 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 7,011 | 4 | 6 |
| Total realized gain (loss) on investments and capital gains distributions | (73) | (969) | (2) | (38) |
| Net unrealized appreciation (depreciation) of investments | 179 | 147,827 | 123 | 71 |
| Net increase (decrease) in net assets from operations | 110 | 153,869 | 125 | 39 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 35 | (28,016) | 94 | (58) |
| Net increase (decrease) in assets derived from principal transactions | 35 | (28,016) | 94 | (58) |
| Total increase (decrease) in net assets | 145 | 125,853 | 219 | (19) |
| **Net assets at December 31, 2009** | 383 | 549,793 | 486 | 239 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | 3,605 | 3 | 11 |
| Total realized gain (loss) on investments and capital gains distributions | (13) | 1,619 | (24) | 16 |
| Net unrealized appreciation (depreciation) of investments | 69 | 72,360 | 102 | 21 |
| Net increase (decrease) in net assets from operations | 61 | 77,584 | 81 | 48 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 39 | (36,008) | 80 | 184 |
| Net increase (decrease) in assets derived from principal transactions | 39 | (36,008) | 80 | 184 |
| Total increase (decrease) in net assets | 100 | 41,576 | 161 | 232 |
| **Net assets at December 31, 2010** | $ 483 | $ 591,369 | $ 647 | $ 471 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Oppenheimer Global Strategic Income Portfolio - Initial Class | ING Oppenheimer Global Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 109,367 | $ 216 | $ 870 | $ 104,849 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,829 | 18 | 29 | 3,284 |
| Total realized gain (loss) on investments and capital gains distributions | (814) | (13) | 17 | 5,765 |
| Net unrealized appreciation (depreciation) of investments | 18,632 | 105 | 66 | 6,030 |
| Net increase (decrease) in net assets from operations | 21,647 | 110 | 112 | 15,079 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,921 | 283 | 233 | 55,253 |
| Net increase (decrease) in assets derived from principal transactions | 1,921 | 283 | 233 | 55,253 |
| Total increase (decrease) in net assets | 23,568 | 393 | 345 | 70,332 |
| **Net assets at December 31, 2009** | 132,935 | 609 | 1,215 | 175,181 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,095 | 18 | 49 | 4,919 |
| Total realized gain (loss) on investments and capital gains distributions | 2,370 | 6 | 29 | 2,286 |
| Net unrealized appreciation (depreciation) of investments | 14,145 | 78 | 15 | 4,972 |
| Net increase (decrease) in net assets from operations | 19,610 | 102 | 93 | 12,177 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,143 | 366 | 683 | 40,293 |
| Net increase (decrease) in assets derived from principal transactions | 2,143 | 366 | 683 | 40,293 |
| Total increase (decrease) in net assets | 21,753 | 468 | 776 | 52,470 |
| **Net assets at December 31, 2010** | $ 154,688 | $ 1,077 | $ 1,991 | $ 227,651 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 3,967 | $ 81 | $ 10,621 | $ 28,425 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 491 | 7 | 391 | 1,105 |
| Total realized gain (loss) on investments and capital gains distributions | (527) | (1) | (491) | (526) |
| Net unrealized appreciation (depreciation) of investments | 3,752 | 55 | 2,526 | 6,545 |
| Net increase (decrease) in net assets from operations | 3,716 | 61 | 2,426 | 7,124 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,825 | 39 | 1,397 | 8,810 |
| Net increase (decrease) in assets derived from principal transactions | 5,825 | 39 | 1,397 | 8,810 |
| Total increase (decrease) in net assets | 9,541 | 100 | 3,823 | 15,934 |
| **Net assets at December 31, 2009** | 13,508 | 181 | 14,444 | 44,359 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 811 | 12 | (19) | 785 |
| Total realized gain (loss) on investments and capital gains distributions | 674 | (2) | (345) | (546) |
| Net unrealized appreciation (depreciation) of investments | 1,095 | 38 | 1,144 | 5,093 |
| Net increase (decrease) in net assets from operations | 2,580 | 48 | 780 | 5,332 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,813 | 141 | (14,712) | 9,063 |
| Net increase (decrease) in assets derived from principal transactions | 1,813 | 141 | (14,712) | 9,063 |
| Total increase (decrease) in net assets | 4,393 | 189 | (13,932) | 14,395 |
| **Net assets at December 31, 2010** | $ 17,901 | $ 370 | $ 512 | $ 58,754 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Service 2 Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2025 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ 12,028 | $ 37,936 | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 373 | 1,207 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (454) | (1,060) | - |
| Net unrealized appreciation (depreciation) of investments | - | 3,695 | 11,400 | - |
| Net increase (decrease) in net assets from operations | - | 3,614 | 11,547 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 2,476 | 15,023 | - |
| Net increase (decrease) in assets derived from principal transactions | - | 2,476 | 15,023 | - |
| Total increase (decrease) in net assets | - | 6,090 | 26,570 | - |
| **Net assets at December 31, 2009** | - | 18,118 | 64,506 | - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 287 | (28) | 597 | 257 |
| Total realized gain (loss) on investments and capital gains distributions | (124) | (889) | (597) | (146) |
| Net unrealized appreciation (depreciation) of investments | 461 | 2,000 | 9,508 | 1,103 |
| Net increase (decrease) in net assets from operations | 624 | 1,083 | 9,508 | 1,214 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 14,114 | (18,850) | 12,525 | 18,994 |
| Net increase (decrease) in assets derived from principal transactions | 14,114 | (18,850) | 12,525 | 18,994 |
| Total increase (decrease) in net assets | 14,738 | (17,767) | 22,033 | 20,208 |
| **Net assets at December 31, 2010** | $ 14,738 | $ 351 | $ 86,539 | $ 20,208 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2035 Portfolio - Service 2 Class | ING Solution 2045 Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 9,767 | $ 27,711 | $ - | $ 6,465 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 267 | 809 | - | 148 |
| Total realized gain (loss) on investments and capital gains distributions | (290) | (353) | - | (254) |
| Net unrealized appreciation (depreciation) of investments | 3,458 | 9,824 | - | 2,456 |
| Net increase (decrease) in net assets from operations | 3,435 | 10,280 | - | 2,350 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,860 | 14,321 | - | 2,350 |
| Net increase (decrease) in assets derived from principal transactions | 2,860 | 14,321 | - | 2,350 |
| Total increase (decrease) in net assets | 6,295 | 24,601 | - | 4,700 |
| **Net assets at December 31, 2009** | 16,062 | 52,312 | - | 11,165 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (26) | 256 | 167 | (16) |
| Total realized gain (loss) on investments and capital gains distributions | (684) | (581) | (153) | (642) |
| Net unrealized appreciation (depreciation) of investments | 1,721 | 8,454 | 1,097 | 1,370 |
| Net increase (decrease) in net assets from operations | 1,011 | 8,129 | 1,111 | 712 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (16,694) | 9,561 | 16,043 | (11,797) |
| Net increase (decrease) in assets derived from principal transactions | (16,694) | 9,561 | 16,043 | (11,797) |
| Total increase (decrease) in net assets | (15,683) | 17,690 | 17,154 | (11,085) |
| **Net assets at December 31, 2010** | $ 379 | $ 70,002 | $ 17,154 | $ 80 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Service Class | ING Solution 2045 Portfolio - Service 2 Class | ING Solution 2055 Portfolio - Service Class | ING Solution 2055 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 17,688 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 415 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (73) | - | - | - |
| Net unrealized appreciation (depreciation) of investments | 7,006 | - | - | - |
| Net increase (decrease) in net assets from operations | 7,348 | - | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 11,039 | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | 11,039 | - | - | - |
| Total increase (decrease) in net assets | 18,387 | - | - | - |
| **Net assets at December 31, 2009** | 36,075 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 44 | 95 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (480) | (41) | 1 | - |
| Net unrealized appreciation (depreciation) of investments | 6,501 | 992 | 13 | 18 |
| Net increase (decrease) in net assets from operations | 6,065 | 1,046 | 14 | 18 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 7,818 | 12,844 | 208 | 156 |
| Net increase (decrease) in assets derived from principal transactions | 7,818 | 12,844 | 208 | 156 |
| Total increase (decrease) in net assets | 13,883 | 13,890 | 222 | 174 |
| **Net assets at December 31, 2010** | $ 49,958 | $ 13,890 | $ 222 | $ 174 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Solution Growth Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING Solution Income Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 174 | $ 8,109 | $ 6,949 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 393 | 380 | - |
| Total realized gain (loss) on investments and capital gains distributions | (1) | (292) | (259) | - |
| Net unrealized appreciation (depreciation) of investments | 98 | 1,100 | 1,116 | - |
| Net increase (decrease) in net assets from operations | 97 | 1,201 | 1,237 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 466 | (734) | 1,192 | - |
| Net increase (decrease) in assets derived from principal transactions | 466 | (734) | 1,192 | - |
| Total increase (decrease) in net assets | 563 | 467 | 2,429 | - |
| **Net assets at December 31, 2009** | 737 | 8,576 | 9,378 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 15 | 285 | 167 |
| Total realized gain (loss) on investments and capital gains distributions | 23 | (259) | (191) | (69) |
| Net unrealized appreciation (depreciation) of investments | 94 | 622 | 827 | 82 |
| Net increase (decrease) in net assets from operations | 120 | 378 | 921 | 180 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 389 | (7,956) | 2,213 | 4,869 |
| Net increase (decrease) in assets derived from principal transactions | 389 | (7,956) | 2,213 | 4,869 |
| Total increase (decrease) in net assets | 509 | (7,578) | 3,134 | 5,049 |
| **Net assets at December 31, 2010** | $ 1,246 | $ 998 | $ 12,512 | $ 5,049 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Solution Moderate Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 625 | 212 | $ 200,073 | $ 272 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | (1) | (1,302) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (50) | (6,810) | (88) |
| Net unrealized appreciation (depreciation) of investments | 187 | 149 | 95,806 | 223 |
| Net increase (decrease) in net assets from operations | 185 | 98 | 87,694 | 134 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 719 | 3 | (6,011) | (38) |
| Net increase (decrease) in assets derived from principal transactions | 719 | 3 | (6,011) | (38) |
| Total increase (decrease) in net assets | 904 | 101 | 81,683 | 96 |
| **Net assets at December 31, 2009** | 1,529 | 313 | 281,756 | 368 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 14 | (1) | (2,072) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 39 | (12) | (904) | (22) |
| Net unrealized appreciation (depreciation) of investments | 158 | 107 | 77,031 | 130 |
| Net increase (decrease) in net assets from operations | 211 | 94 | 74,055 | 106 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 747 | 44 | (10,504) | 88 |
| Net increase (decrease) in assets derived from principal transactions | 747 | 44 | (10,504) | 88 |
| Total increase (decrease) in net assets | 958 | 138 | 63,551 | 194 |
| **Net assets at December 31, 2010** | $ 2,487 | $ 451 | $ 345,307 | $ 562 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 743 | $ 141,775 | $ 1,018 | $ 143 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (1,329) | (9) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (71) | (2,986) | (59) | (8) |
| Net unrealized appreciation (depreciation) of investments | 386 | 62,249 | 519 | 62 |
| Net increase (decrease) in net assets from operations | 312 | 57,934 | 451 | 53 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 15 | 1,158 | 129 | 19 |
| Net increase (decrease) in assets derived from principal transactions | 15 | 1,158 | 129 | 19 |
| Total increase (decrease) in net assets | 327 | 59,092 | 580 | 72 |
| **Net assets at December 31, 2009** | 1,070 | 200,867 | 1,598 | 215 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (1,897) | (10) | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (95) | 748 | (18) | (7) |
| Net unrealized appreciation (depreciation) of investments | 257 | 31,321 | 303 | 28 |
| Net increase (decrease) in net assets from operations | 158 | 30,172 | 275 | 25 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (33) | (7,611) | 149 | 84 |
| Net increase (decrease) in assets derived from principal transactions | (33) | (7,611) | 149 | 84 |
| Total increase (decrease) in net assets | 125 | 22,561 | 424 | 109 |
| **Net assets at December 31, 2010** | $ 1,195 | $ 223,428 | $ 2,022 | $ 324 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class | ING Thornburg Value Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 75,608 | $ 40 | $ 295 | $ 61,486 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (792) | - | 2 | 143 |
| Total realized gain (loss) on investments and capital gains distributions | (5,148) | (8) | (16) | (2,099) |
| Net unrealized appreciation (depreciation) of investments | 27,834 | 24 | 144 | 28,248 |
| Net increase (decrease) in net assets from operations | 21,894 | 16 | 130 | 26,292 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,478) | 1 | 4 | 2,029 |
| Net increase (decrease) in assets derived from principal transactions | (3,478) | 1 | 4 | 2,029 |
| Total increase (decrease) in net assets | 18,416 | 17 | 134 | 28,321 |
| **Net assets at December 31, 2009** | 94,024 | 57 | 429 | 89,807 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,199 | 2 | 4 | 448 |
| Total realized gain (loss) on investments and capital gains distributions | (2,683) | (1) | (37) | (358) |
| Net unrealized appreciation (depreciation) of investments | 8,392 | 7 | 66 | 8,535 |
| Net increase (decrease) in net assets from operations | 6,908 | 8 | 33 | 8,625 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,550) | 23 | (79) | (5,015) |
| Net increase (decrease) in assets derived from principal transactions | (4,550) | 23 | (79) | (5,015) |
| Total increase (decrease) in net assets | 2,358 | 31 | (46) | 3,610 |
| **Net assets at December 31, 2010** | $ 96,382 | $ 88 | $ 383 | $ 93,417 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 43 | $ 64,277 | $ 6 | $ 206 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 320 | - | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (6) | (2,997) | - | (24) |
| Net unrealized appreciation (depreciation) of investments | 23 | 20,656 | 2 | 75 |
| Net increase (decrease) in net assets from operations | 18 | 17,979 | 2 | 55 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 16 | (5,919) | 2 | 23 |
| Net increase (decrease) in assets derived from principal transactions | 16 | (5,919) | 2 | 23 |
| Total increase (decrease) in net assets | 34 | 12,060 | 4 | 78 |
| **Net assets at December 31, 2009** | 77 | 76,337 | 10 | 284 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (77) | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (3) | (535) | - | (14) |
| Net unrealized appreciation (depreciation) of investments | 12 | 9,219 | 2 | 50 |
| Net increase (decrease) in net assets from operations | 9 | 8,607 | 2 | 38 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (11) | (6,889) | 4 | (15) |
| Net increase (decrease) in assets derived from principal transactions | (11) | (6,889) | 4 | (15) |
| Total increase (decrease) in net assets | (2) | 1,718 | 6 | 23 |
| **Net assets at December 31, 2010** | $ 75 | $ 78,055 | $ 16 | $ 307 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 42,974 | $ 308 | $ 216,996 | $ 157 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 642 | 5 | 2,159 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (4,042) | (6) | (6,184) | (45) |
| Net unrealized appreciation (depreciation) of investments | 14,531 | 84 | 47,036 | 64 |
| Net increase (decrease) in net assets from operations | 11,131 | 83 | 43,011 | 20 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,822) | 101 | (19,228) | (28) |
| Net increase (decrease) in assets derived from principal transactions | (2,822) | 101 | (19,228) | (28) |
| Total increase (decrease) in net assets | 8,309 | 184 | 23,783 | (8) |
| **Net assets at December 31, 2009** | 51,283 | 492 | 240,779 | 149 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 181 | 5 | 2,158 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (2,635) | (7) | (800) | (4) |
| Net unrealized appreciation (depreciation) of investments | 9,044 | 54 | 24,220 | 22 |
| Net increase (decrease) in net assets from operations | 6,590 | 52 | 25,578 | 19 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,324) | (21) | (16,616) | 46 |
| Net increase (decrease) in assets derived from principal transactions | (5,324) | (21) | (16,616) | 46 |
| Total increase (decrease) in net assets | 1,266 | 31 | 8,962 | 65 |
| **Net assets at December 31, 2010** | $ 52,549 | $ 523 | $ 249,741 | $ 214 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Core Equity Research Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I | ING Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ 25,840 | $ 48,875 | $ 46,525 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1,923 | 4,561 | 3,959 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | (2,300) | (75) | (1,621) |
| Net unrealized appreciation (depreciation) of investments | 25 | 4,489 | 6,959 | 6,870 |
| Net increase (decrease) in net assets from operations | 27 | 4,112 | 11,445 | 9,208 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 102 | (639) | 33 | 327 |
| Net increase (decrease) in assets derived from principal transactions | 102 | (639) | 33 | 327 |
| Total increase (decrease) in net assets | 129 | 3,473 | 11,478 | 9,535 |
| **Net assets at December 31, 2009** | 129 | 29,313 | 60,353 | 56,060 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1,029 | 1,642 | 1,763 |
| Total realized gain (loss) on investments and capital gains distributions | 25 | (2,143) | (1,495) | (2,392) |
| Net unrealized appreciation (depreciation) of investments | (6) | 3,956 | 6,843 | 6,668 |
| Net increase (decrease) in net assets from operations | 19 | 2,842 | 6,990 | 6,039 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 52 | (1,553) | (1,810) | (598) |
| Net increase (decrease) in assets derived from principal transactions | 52 | (1,553) | (1,810) | (598) |
| Total increase (decrease) in net assets | 71 | 1,289 | 5,180 | 5,441 |
| **Net assets at December 31, 2010** | $ 200 | $ 30,602 | $ 65,533 | $ 61,501 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 5 |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 371 | $ 926,638 | $ 305 | $ 481 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 3,930 | 7 | 8 |
| Total realized gain (loss) on investments and capital gains distributions | (74) | (86,235) | (22) | (20) |
| Net unrealized appreciation (depreciation) of investments | 146 | 328,821 | 162 | 11 |
| Net increase (decrease) in net assets from operations | 75 | 246,516 | 147 | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (43) | (89,022) | 432 | (60) |
| Net increase (decrease) in assets derived from principal transactions | (43) | (89,022) | 432 | (60) |
| Total increase (decrease) in net assets | 32 | 157,494 | 579 | (61) |
| **Net assets at December 31, 2009** | 403 | 1,084,132 | 884 | 420 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 212 | 6 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (61,352) | (9) | (73) |
| Net unrealized appreciation (depreciation) of investments | 73 | 201,009 | 163 | 71 |
| Net increase (decrease) in net assets from operations | 72 | 139,869 | 160 | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 131 | (46,384) | 423 | (233) |
| Net increase (decrease) in assets derived from principal transactions | 131 | (46,384) | 423 | (233) |
| Total increase (decrease) in net assets | 203 | 93,485 | 583 | (234) |
| **Net assets at December 31, 2010** | $ 606 | $ 1,177,617 | $ 1,467 | $ 186 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 2,235 | $ 2,036 | $ 774 | $ 142 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 14 | 3 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (69) | (93) | (118) | (1) |
| Net unrealized appreciation (depreciation) of investments | 57 | 62 | 110 | - |
| Net increase (decrease) in net assets from operations | (5) | (17) | (5) | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (249) | (304) | (419) | (1) |
| Net increase (decrease) in assets derived from principal transactions | (249) | (304) | (419) | (1) |
| Total increase (decrease) in net assets | (254) | (321) | (424) | (1) |
| **Net assets at December 31, 2009** | 1,981 | 1,715 | 350 | 141 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 10 | 2 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (41) | (87) | (2) | (2) |
| Net unrealized appreciation (depreciation) of investments | 39 | 94 | 3 | 4 |
| Net increase (decrease) in net assets from operations | 5 | 17 | 3 | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (139) | (312) | (3) | (5) |
| Net increase (decrease) in assets derived from principal transactions | (139) | (312) | (3) | (5) |
| Total increase (decrease) in net assets | (134) | (295) | - | (2) |
| **Net assets at December 31, 2010** | $ 1,847 | $ 1,420 | $ 350 | $ 139 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING BlackRock Science and Technology Opportunities Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 70 | $ 32 | $ 23,396 | 247,468 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | - | (291) | 5,478 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 333 | (9,310) |
| Net unrealized appreciation (depreciation) of investments | (2) | (1) | 13,177 | 55,291 |
| Net increase (decrease) in net assets from operations | (1) | (1) | 13,219 | 51,459 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | - | 5,438 | (15,486) |
| Net increase (decrease) in assets derived from principal transactions | (1) | - | 5,438 | (15,486) |
| Total increase (decrease) in net assets | (2) | (1) | 18,657 | 35,973 |
| **Net assets at December 31, 2009** | 68 | 31 | 42,053 | 283,441 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | - | (410) | 2,774 |
| Total realized gain (loss) on investments and capital gains distributions | (2) | - | 1,487 | (2,863) |
| Net unrealized appreciation (depreciation) of investments | 3 | 1 | 6,205 | 33,830 |
| Net increase (decrease) in net assets from operations | 2 | 1 | 7,282 | 33,741 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7) | (1) | 1,095 | (25,051) |
| Net increase (decrease) in assets derived from principal transactions | (7) | (1) | 1,095 | (25,051) |
| Total increase (decrease) in net assets | (5) | - | 8,377 | 8,690 |
| **Net assets at December 31, 2010** | $ 63 | $ 31 | $ 50,430 | $ 292,131 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 325 | $ 212,512 | $ 260 | $ 85,771 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 1,852 | 3 | 822 |
| Total realized gain (loss) on investments and capital gains distributions | (16) | (3,916) | (30) | (4,696) |
| Net unrealized appreciation (depreciation) of investments | 76 | 66,603 | 124 | 23,988 |
| Net increase (decrease) in net assets from operations | 68 | 64,539 | 97 | 20,114 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (18) | (2,979) | 115 | (2,370) |
| Net increase (decrease) in assets derived from principal transactions | (18) | (2,979) | 115 | (2,370) |
| Total increase (decrease) in net assets | 50 | 61,560 | 212 | 17,744 |
| **Net assets at December 31, 2009** | 375 | 274,072 | 472 | 103,515 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 490 | 3 | (228) |
| Total realized gain (loss) on investments and capital gains distributions | (31) | (4,782) | (47) | (1,821) |
| Net unrealized appreciation (depreciation) of investments | 70 | 57,843 | 137 | 23,970 |
| Net increase (decrease) in net assets from operations | 45 | 53,551 | 93 | 21,921 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (72) | (19,970) | 25 | (2,526) |
| Net increase (decrease) in assets derived from principal transactions | (72) | (19,970) | 25 | (2,526) |
| Total increase (decrease) in net assets | (27) | 33,581 | 118 | 19,395 |
| **Net assets at December 31, 2010** | $ 348 | $ 307,653 | $ 590 | $ 122,910 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S | ING Opportunistic Large Cap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 58 | $ 220 | $ - | $ 44,326 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (79) | - | 830 |
| Total realized gain (loss) on investments and capital gains distributions | (16) | 170 | - | (1,509) |
| Net unrealized appreciation (depreciation) of investments | 41 | 1,566 | 2 | 9,421 |
| Net increase (decrease) in net assets from operations | 26 | 1,657 | 2 | 8,742 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 38 | 17,530 | 17 | 28,974 |
| Net increase (decrease) in assets derived from principal transactions | 38 | 17,530 | 17 | 28,974 |
| Total increase (decrease) in net assets | 64 | 19,187 | 19 | 37,716 |
| **Net assets at December 31, 2009** | 122 | 19,407 | 19 | 82,042 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 496 | 1 | 1,110 |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 52 | - | (14,199) |
| Net unrealized appreciation (depreciation) of investments | 29 | 635 | (1) | 7,531 |
| Net increase (decrease) in net assets from operations | 28 | 1,183 | - | (5,558) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4 | (439) | (6) | (76,484) |
| Net increase (decrease) in assets derived from principal transactions | 4 | (439) | (6) | (76,484) |
| Total increase (decrease) in net assets | 32 | 744 | (6) | (82,042) |
| **Net assets at December 31, 2010** | $ 154 | $ 20,151 | $ 13 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Russell™ Large Cap Growth Index Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ - | $ 2,675 | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | (1) | (54) | - |
| Total realized gain (loss) on investments and capital gains distributions | 75 | 1 | (8) | - |
| Net unrealized appreciation (depreciation) of investments | 375 | 51 | 1,742 | - |
| Net increase (decrease) in net assets from operations | 438 | 51 | 1,680 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,334 | 302 | 5,337 | - |
| Net increase (decrease) in assets derived from principal transactions | 2,334 | 302 | 5,337 | - |
| Total increase (decrease) in net assets | 2,772 | 353 | 7,017 | - |
| **Net assets at December 31, 2009** | 2,772 | 353 | 9,692 | - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (10) | - | 252 | - |
| Total realized gain (loss) on investments and capital gains distributions | 199 | 7 | 536 | - |
| Net unrealized appreciation (depreciation) of investments | 163 | 48 | 385 | 1 |
| Net increase (decrease) in net assets from operations | 352 | 55 | 1,173 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 717 | 100 | 852 | 9 |
| Net increase (decrease) in assets derived from principal transactions | 717 | 100 | 852 | 9 |
| Total increase (decrease) in net assets | 1,069 | 155 | 2,025 | 10 |
| **Net assets at December 31, 2010** | $ 3,841 | $ 508 | $ 11,717 | $ 10 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING Russell™ Large Cap Value Index Portfolio - Class I | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ - | $ - | $ 1,329 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (8) | (11) | (22) |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 58 | 9 | (26) |
| Net unrealized appreciation (depreciation) of investments | 8 | 231 | 340 | 873 |
| Net increase (decrease) in net assets from operations | 10 | 281 | 338 | 825 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 69 | 1,671 | 2,711 | 1,408 |
| Net increase (decrease) in assets derived from principal transactions | 69 | 1,671 | 2,711 | 1,408 |
| Total increase (decrease) in net assets | 79 | 1,952 | 3,049 | 2,233 |
| **Net assets at December 31, 2009** | 79 | 1,952 | 3,049 | 3,562 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 11 | (22) | (20) |
| Total realized gain (loss) on investments and capital gains distributions | 13 | 310 | 120 | 216 |
| Net unrealized appreciation (depreciation) of investments | - | (124) | 721 | 889 |
| Net increase (decrease) in net assets from operations | 13 | 197 | 819 | 1,085 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 53 | 197 | 784 | 1,856 |
| Net increase (decrease) in assets derived from principal transactions | 53 | 197 | 784 | 1,856 |
| Total increase (decrease) in net assets | 66 | 394 | 1,603 | 2,941 |
| **Net assets at December 31, 2010** | $ 145 | $ 2,346 | $ 4,652 | $ 6,503 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING Russell™ Small Cap Index Portfolio - Class I | ING Small Company Portfolio - Class I | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 635 | $ 86,261 | $ 100 | $ 1,559 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (13) | (280) | 1 | 43 |
| Total realized gain (loss) on investments and capital gains distributions | (132) | (3,305) | (16) | 68 |
| Net unrealized appreciation (depreciation) of investments | 507 | 26,031 | 40 | 26 |
| Net increase (decrease) in net assets from operations | 362 | 22,446 | 25 | 137 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 965 | (1,035) | (7) | 2,236 |
| Net increase (decrease) in assets derived from principal transactions | 965 | (1,035) | (7) | 2,236 |
| Total increase (decrease) in net assets | 1,327 | 21,411 | 18 | 2,373 |
| **Net assets at December 31, 2009** | 1,962 | 107,672 | 118 | 3,932 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (16) | (469) | - | 78 |
| Total realized gain (loss) on investments and capital gains distributions | 122 | (1,173) | - | 137 |
| Net unrealized appreciation (depreciation) of investments | 673 | 26,207 | 29 | (18) |
| Net increase (decrease) in net assets from operations | 779 | 24,565 | 29 | 197 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,521 | (2,577) | 2 | 1,234 |
| Net increase (decrease) in assets derived from principal transactions | 2,521 | (2,577) | 2 | 1,234 |
| Total increase (decrease) in net assets | 3,300 | 21,988 | 31 | 1,431 |
| **Net assets at December 31, 2010** | $ 5,262 | $ 129,660 | $ 149 | $ 5,363 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | ING International Value Portfolio - Class I | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class I | ING MidCap Opportunities Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 84,985 | $ 248 | $ 8,648 | $ 108 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 666 | 3 | (77) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (7,454) | (79) | (170) | (8) |
| Net unrealized appreciation (depreciation) of investments | 27,379 | 130 | 3,814 | 63 |
| Net increase (decrease) in net assets from operations | 20,591 | 54 | 3,567 | 54 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (477) | (19) | 720 | 114 |
| Net increase (decrease) in assets derived from principal transactions | (477) | (19) | 720 | 114 |
| Total increase (decrease) in net assets | 20,114 | 35 | 4,287 | 168 |
| **Net assets at December 31, 2009** | 105,099 | 283 | 12,935 | 276 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,145 | 4 | (25) | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (21,063) | (34) | 295 | 20 |
| Net unrealized appreciation (depreciation) of investments | 20,244 | 34 | 4,338 | 470 |
| Net increase (decrease) in net assets from operations | 326 | 4 | 4,608 | 492 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (21,047) | (24) | 6,068 | 1,746 |
| Net increase (decrease) in assets derived from principal transactions | (21,047) | (24) | 6,068 | 1,746 |
| Total increase (decrease) in net assets | (20,721) | (20) | 10,676 | 2,238 |
| **Net assets at December 31, 2010** | $ 84,378 | $ 263 | $ 23,611 | $ 2,514 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | ING SmallCap Opportunities Portfolio - Class I | ING SmallCap Opportunities Portfolio - Class S | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 8,367 | $ 47 | $ 232 | $ 20 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (75) | - | (7) | - |
| Total realized gain (loss) on investments and capital gains distributions | (520) | (8) | (69) | - |
| Net unrealized appreciation (depreciation) of investments | 3,309 | 23 | 343 | 8 |
| Net increase (decrease) in net assets from operations | 2,714 | 15 | 267 | 8 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 817 | (2) | 1,813 | 3 |
| Net increase (decrease) in assets derived from principal transactions | 817 | (2) | 1,813 | 3 |
| Total increase (decrease) in net assets | 3,531 | 13 | 2,080 | 11 |
| **Net assets at December 31, 2009** | 11,898 | 60 | 2,312 | 31 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (119) | (1) | (33) | - |
| Total realized gain (loss) on investments and capital gains distributions | (211) | (1) | 232 | (2) |
| Net unrealized appreciation (depreciation) of investments | 4,549 | 44 | 301 | 10 |
| Net increase (decrease) in net assets from operations | 4,219 | 42 | 500 | 8 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4,584 | 111 | 2,303 | 3 |
| Net increase (decrease) in assets derived from principal transactions | 4,584 | 111 | 2,303 | 3 |
| Total increase (decrease) in net assets | 8,803 | 153 | 2,803 | 11 |
| **Net assets at December 31, 2010** | $ 20,701 | $ 213 | $ 5,115 | $ 42 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Invesco Global Health Care Fund - Investor Class | Invesco U.S. Small Cap Value Fund - Class Y | Invesco Van Kampen Small Cap Value Fund - Class A | Invesco V.I. Capital Appreciation Fund - Series I Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 122 | $ 841 | $ - | $ 17,871 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | - | (70) |
| Total realized gain (loss) on investments and capital gains distributions | (18) | (211) | - | (406) |
| Net unrealized appreciation (depreciation) of investments | 51 | 564 | 5 | 3,925 |
| Net increase (decrease) in net assets from operations | 32 | 353 | 5 | 3,449 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 10 | 552 | 67 | (677) |
| Net increase (decrease) in assets derived from principal transactions | 10 | 552 | 67 | (677) |
| Total increase (decrease) in net assets | 42 | 905 | 72 | 2,772 |
| **Net assets at December 31, 2009** | 164 | 1,746 | 72 | 20,643 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 15 | (1) | (55) |
| Total realized gain (loss) on investments and capital gains distributions | (3) | 252 | 10 | (232) |
| Net unrealized appreciation (depreciation) of investments | 11 | 693 | 8 | 3,102 |
| Net increase (decrease) in net assets from operations | 6 | 960 | 17 | 2,815 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 13 | 3,129 | 31 | (1,096) |
| Net increase (decrease) in assets derived from principal transactions | 13 | 3,129 | 31 | (1,096) |
| Total increase (decrease) in net assets | 19 | 4,089 | 48 | 1,719 |
| **Net assets at December 31, 2010** | $ 183 | $ 5,835 | $ 120 | $ 22,362 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Invesco V.I. Core Equity Fund - Series I Shares | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 31,654 | $ 236 | $ 240 | $ 98 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 289 | 14 | (3) | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 483 | (4) | (11) | 4 |
| Net unrealized appreciation (depreciation) of investments | 7,409 | 44 | 116 | 3 |
| Net increase (decrease) in net assets from operations | 8,181 | 54 | 102 | 10 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,232) | (29) | (15) | (46) |
| Net increase (decrease) in assets derived from principal transactions | (1,232) | (29) | (15) | (46) |
| Total increase (decrease) in net assets | 6,949 | 25 | 87 | (36) |
| **Net assets at December 31, 2009** | 38,603 | 261 | 327 | 62 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (17) | 4 | (4) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 1,228 | 1 | (2) | 3 |
| Net unrealized appreciation (depreciation) of investments | 1,794 | 13 | 78 | - |
| Net increase (decrease) in net assets from operations | 3,005 | 18 | 72 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,200) | (37) | (36) | - |
| Net increase (decrease) in assets derived from principal transactions | (3,200) | (37) | (36) | - |
| Total increase (decrease) in net assets | (195) | (19) | 36 | 4 |
| **Net assets at December 31, 2010** | $ 38,408 | $ 242 | $ 363 | $ 66 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2010 and 2009
### *(Dollars in thousands)*

| | Janus Aspen Series Janus Portfolio - Institutional Shares | Janus Aspen Series Worldwide Portfolio - Institutional Shares | Lazard Emerging Markets Equity Portfolio - Open Shares | Lazard U.S. Mid Cap Equity Portfolio - Open Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 75 | $ 154 | $ - | $ 388 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (25) | - | (90) |
| Net unrealized appreciation (depreciation) of investments | 30 | 76 | - | 304 |
| Net increase (decrease) in net assets from operations | 25 | 51 | - | 215 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (16) | (33) | - | 559 |
| Net increase (decrease) in assets derived from principal transactions | (16) | (33) | - | 559 |
| Total increase (decrease) in net assets | 9 | 18 | - | 774 |
| **Net assets at December 31, 2009** | 84 | 172 | - | 1,162 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | - | 3 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | (12) | - | 16 |
| Net unrealized appreciation (depreciation) of investments | 11 | 35 | - | 348 |
| Net increase (decrease) in net assets from operations | 10 | 22 | - | 367 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (12) | (30) | - | 1,037 |
| Net increase (decrease) in assets derived from principal transactions | (12) | (30) | - | 1,037 |
| Total increase (decrease) in net assets | (2) | (8) | - | 1,404 |
| **Net assets at December 31, 2010** | $ 82 | $ 164 | $ - | $ 2,566 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Developing Growth Fund, Inc. - Class A | Lord Abbett Core Fixed Income Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 206 | $ 905 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (11) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (16) | 3 | - | - |
| Net unrealized appreciation (depreciation) of investments | 79 | 441 | - | - |
| Net increase (decrease) in net assets from operations | 61 | 433 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2 | 1,180 | - | - |
| Net increase (decrease) in assets derived from principal transactions | 2 | 1,180 | - | - |
| Total increase (decrease) in net assets | 63 | 1,613 | - | - |
| **Net assets at December 31, 2009** | 269 | 2,518 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (14) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 125 | - | - |
| Net unrealized appreciation (depreciation) of investments | 43 | 675 | 2 | - |
| Net increase (decrease) in net assets from operations | 42 | 786 | 2 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5 | 1,342 | 17 | 4 |
| Net increase (decrease) in assets derived from principal transactions | 5 | 1,342 | 17 | 4 |
| Total increase (decrease) in net assets | 47 | 2,128 | 19 | 4 |
| **Net assets at December 31, 2010** | $ 316 | $ 4,646 | $ 19 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 739 | $ 1,074 | $ 75,150 | $ 364 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (11) | (351) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | (93) | (83) | (7,807) | (27) |
| Net unrealized appreciation (depreciation) of investments | 306 | 395 | 25,992 | 151 |
| Net increase (decrease) in net assets from operations | 211 | 301 | 17,834 | 122 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 104 | (45) | (4,784) | (189) |
| Net increase (decrease) in assets derived from principal transactions | 104 | (45) | (4,784) | (189) |
| Total increase (decrease) in net assets | 315 | 256 | 13,050 | (67) |
| **Net assets at December 31, 2009** | 1,054 | 1,330 | 88,200 | 297 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | (14) | (503) | - |
| Total realized gain (loss) on investments and capital gains distributions | (53) | (12) | (6,284) | (2) |
| Net unrealized appreciation (depreciation) of investments | 337 | 371 | 26,448 | 48 |
| Net increase (decrease) in net assets from operations | 277 | 345 | 19,661 | 46 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 120 | 76 | (9,522) | 28 |
| Net increase (decrease) in assets derived from principal transactions | 120 | 76 | (9,522) | 28 |
| Total increase (decrease) in net assets | 397 | 421 | 10,139 | 74 |
| **Net assets at December 31, 2010** | $ 1,451 | $ 1,751 | $ 98,339 | $ 371 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 2,187 | $ 2,657 | $ 39,040 | $ 363 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (16) | 27 | 316 | (4) |
| Total realized gain (loss) on investments and capital gains distributions | (226) | (242) | (1,193) | (24) |
| Net unrealized appreciation (depreciation) of investments | 1,046 | 1,206 | 16,050 | 196 |
| Net increase (decrease) in net assets from operations | 804 | 991 | 15,173 | 168 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 781 | 233 | 5,206 | 7 |
| Net increase (decrease) in assets derived from principal transactions | 781 | 233 | 5,206 | 7 |
| Total increase (decrease) in net assets | 1,585 | 1,224 | 20,379 | 175 |
| **Net assets at December 31, 2009** | 3,772 | 3,881 | 59,419 | 538 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (38) | 17 | 199 | (4) |
| Total realized gain (loss) on investments and capital gains distributions | (60) | (138) | (609) | (53) |
| Net unrealized appreciation (depreciation) of investments | 1,143 | 567 | 8,124 | 88 |
| Net increase (decrease) in net assets from operations | 1,045 | 446 | 7,714 | 31 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,313 | (77) | 5,542 | (113) |
| Net increase (decrease) in assets derived from principal transactions | 2,313 | (77) | 5,542 | (113) |
| Total increase (decrease) in net assets | 3,358 | 369 | 13,256 | (82) |
| **Net assets at December 31, 2010** | $ 7,130 | $ 4,250 | $ 72,675 | $ 456 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Gold & Special Minerals Fund - Class A | Oppenheimer International Bond Fund - Class A | Oppenheimer Global Securities/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 114,355 | $ - | $ - | $ 247 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (707) | - | - | 3 |
| Total realized gain (loss) on investments and capital gains distributions | (6,072) | - | - | (37) |
| Net unrealized appreciation (depreciation) of investments | 104,437 | - | - | 114 |
| Net increase (decrease) in net assets from operations | 97,658 | - | - | 80 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 29,944 | - | - | (54) |
| Net increase (decrease) in assets derived from principal transactions | 29,944 | - | - | (54) |
| Total increase (decrease) in net assets | 127,602 | - | - | 26 |
| **Net assets at December 31, 2009** | 241,957 | - | - | 273 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,120) | 3 | 1 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (4,373) | 1 | - | (10) |
| Net unrealized appreciation (depreciation) of investments | 70,004 | (1) | - | 46 |
| Net increase (decrease) in net assets from operations | 63,511 | 3 | 1 | 37 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20,247 | 35 | 51 | (29) |
| Net increase (decrease) in assets derived from principal transactions | 20,247 | 35 | 51 | (29) |
| Total increase (decrease) in net assets | 83,758 | 38 | 52 | 8 |
| **Net assets at December 31, 2010** | $ 325,715 | $ 38 | $ 52 | $ 281 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Small- & Mid- Cap Growth Fund/VA | Oppenheimer Strategic Bond Fund/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 63 | $ 4,655 | $ 13 | $ 105 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (15) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (423) | (2) | (1) |
| Net unrealized appreciation (depreciation) of investments | 18 | 2,466 | 6 | 18 |
| Net increase (decrease) in net assets from operations | 16 | 2,028 | 4 | 17 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7) | 1,384 | (2) | (18) |
| Net increase (decrease) in assets derived from principal transactions | (7) | 1,384 | (2) | (18) |
| Total increase (decrease) in net assets | 9 | 3,412 | 2 | (1) |
| **Net assets at December 31, 2009** | 72 | 8,067 | 15 | 104 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (34) | - | 8 |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (440) | (1) | - |
| Net unrealized appreciation (depreciation) of investments | 12 | 2,334 | 5 | 6 |
| Net increase (decrease) in net assets from operations | 10 | 1,860 | 4 | 14 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8) | 297 | (4) | (6) |
| Net increase (decrease) in assets derived from principal transactions | (8) | 297 | (4) | (6) |
| Total increase (decrease) in net assets | 2 | 2,157 | - | 8 |
| **Net assets at December 31, 2010** | $ 74 | $ 10,224 | $ 15 | $ 112 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Pax World Balanced Fund - Individual Investor Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer High Yield Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 44,509 | $ 67,423 | $ 2,557 | $ 11,735 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 353 | 1,868 | 230 | 49 |
| Total realized gain (loss) on investments and capital gains distributions | (1,140) | 3,877 | (260) | (3,605) |
| Net unrealized appreciation (depreciation) of investments | 9,847 | 7,547 | 1,719 | 13,762 |
| Net increase (decrease) in net assets from operations | 9,060 | 13,292 | 1,689 | 10,206 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 617 | 32,015 | 429 | 5,502 |
| Net increase (decrease) in assets derived from principal transactions | 617 | 32,015 | 429 | 5,502 |
| Total increase (decrease) in net assets | 9,677 | 45,307 | 2,118 | 15,708 |
| **Net assets at December 31, 2009** | 54,186 | 112,730 | 4,675 | 27,443 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 285 | 744 | 224 | (109) |
| Total realized gain (loss) on investments and capital gains distributions | (1,725) | 2,208 | (182) | (4,253) |
| Net unrealized appreciation (depreciation) of investments | 6,485 | 5,842 | 687 | 7,974 |
| Net increase (decrease) in net assets from operations | 5,045 | 8,794 | 729 | 3,612 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,511) | 36,711 | (448) | (2,319) |
| Net increase (decrease) in assets derived from principal transactions | (6,511) | 36,711 | (448) | (2,319) |
| Total increase (decrease) in net assets | (1,466) | 45,505 | 281 | 1,293 |
| **Net assets at December 31, 2010** | $ 52,720 | $ 158,235 | $ 4,956 | $ 28,736 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I | Premier VIT OpCap Mid Cap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ 11,678 | $ - | $ 2,476 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1,066 | - | (13) |
| Total realized gain (loss) on investments and capital gains distributions | - | (967) | - | (309) |
| Net unrealized appreciation (depreciation) of investments | - | 6,964 | - | 1,963 |
| Net increase (decrease) in net assets from operations | - | 7,063 | - | 1,641 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | 1,101 | - | 3,184 |
| Net increase (decrease) in assets derived from principal transactions | - | 1,101 | - | 3,184 |
| Total increase (decrease) in net assets | - | 8,164 | - | 4,825 |
| **Net assets at December 31, 2009** | - | 19,842 | - | 7,301 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 948 | - | 36 |
| Total realized gain (loss) on investments and capital gains distributions | - | (334) | - | 1,606 |
| Net unrealized appreciation (depreciation) of investments | - | 2,684 | - | (853) |
| Net increase (decrease) in net assets from operations | - | 3,298 | - | 789 |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | (150) | - | (8,090) |
| Net increase (decrease) in assets derived from principal transactions | - | (150) | - | (8,090) |
| Total increase (decrease) in net assets | - | 3,148 | - | (7,301) |
| **Net assets at December 31, 2010** | $ - | $ 22,990 | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Columbia Diversified Equity Income Fund - Class R-3 | Columbia Diversified Equity Income Fund - Class R-4 | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ - | $ 1,464 | $ 434 | $ 699 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 28 | 8 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (235) | (65) | (63) |
| Net unrealized appreciation (depreciation) of investments | 17 | 793 | 603 | 372 |
| Net increase (decrease) in net assets from operations | 20 | 586 | 546 | 310 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 213 | 1,172 | 1,718 | (10) |
| Net increase (decrease) in assets derived from principal transactions | 213 | 1,172 | 1,718 | (10) |
| Total increase (decrease) in net assets | 233 | 1,758 | 2,264 | 300 |
| **Net assets at December 31, 2009** | 233 | 3,222 | 2,698 | 999 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 21 | 51 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 14 | 87 | 565 | (70) |
| Net unrealized appreciation (depreciation) of investments | 2 | 529 | 434 | 188 |
| Net increase (decrease) in net assets from operations | 17 | 637 | 1,050 | 122 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (90) | 1,470 | 3,248 | (318) |
| Net increase (decrease) in assets derived from principal transactions | (90) | 1,470 | 3,248 | (318) |
| Total increase (decrease) in net assets | (73) | 2,107 | 4,298 | (196) |
| **Net assets at December 31, 2010** | $ 160 | $ 5,329 | $ 6,996 | $ 803 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

| | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Class A | Diversified Value Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 44 | $ 658 | $ 110,722 | $ 80 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 8 | 4,618 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | - | (231) | 496 | (14) |
| Net unrealized appreciation (depreciation) of investments | 24 | 584 | 15,852 | 25 |
| Net increase (decrease) in net assets from operations | 25 | 361 | 20,966 | 13 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 40 | 127 | 23,922 | (9) |
| Net increase (decrease) in assets derived from principal transactions | 40 | 127 | 23,922 | (9) |
| Total increase (decrease) in net assets | 65 | 488 | 44,888 | 4 |
| **Net assets at December 31, 2009** | 109 | 1,146 | 155,610 | 84 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 10 | 8,320 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (412) | 1,697 | (3) |
| Net unrealized appreciation (depreciation) of investments | 21 | 469 | 9,811 | 8 |
| Net increase (decrease) in net assets from operations | 21 | 67 | 19,828 | 6 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 33 | (110) | 32,356 | (4) |
| Net increase (decrease) in assets derived from principal transactions | 33 | (110) | 32,356 | (4) |
| Total increase (decrease) in net assets | 54 | (43) | 52,184 | 2 |
| **Net assets at December 31, 2010** | $ 163 | $ 1,103 | $ 207,794 | $ 86 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Equity Income Portfolio | Small Company Growth Portfolio | Wanger International | Wanger Select |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 165 | $ 64 | $ 6,819 | $ 35,288 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | - | 291 | (407) |
| Total realized gain (loss) on investments and capital gains distributions | (12) | (4) | (2,027) | (1,337) |
| Net unrealized appreciation (depreciation) of investments | 37 | 30 | 5,528 | 26,450 |
| Net increase (decrease) in net assets from operations | 31 | 26 | 3,792 | 24,706 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 29 | 3 | 3,823 | 8,688 |
| Net increase (decrease) in assets derived from principal transactions | 29 | 3 | 3,823 | 8,688 |
| Total increase (decrease) in net assets | 60 | 29 | 7,615 | 33,394 |
| **Net assets at December 31, 2009** | 225 | 93 | 14,434 | 68,682 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (1) | 361 | (228) |
| Total realized gain (loss) on investments and capital gains distributions | (5) | (6) | (557) | 191 |
| Net unrealized appreciation (depreciation) of investments | 36 | 32 | 4,600 | 19,678 |
| Net increase (decrease) in net assets from operations | 35 | 25 | 4,404 | 19,641 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 43 | (8) | 7,060 | 14,547 |
| Net increase (decrease) in assets derived from principal transactions | 43 | (8) | 7,060 | 14,547 |
| Total increase (decrease) in net assets | 78 | 17 | 11,464 | 34,188 |
| **Net assets at December 31, 2010** | $ 303 | $ 110 | $ 25,898 | $ 102,870 |

*The accompanying notes are an integral part of these financial statements.*

185

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2010 and 2009
*(Dollars in thousands)*

| | Wanger USA | Washington Mutual Investors Fund℠, Inc. - Class R-3 | Washington Mutual Investors Fund℠, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2009** | $ 14,699 | $ 3,911 | $ 60,944 | $ 46 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (166) | 85 | 1,468 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (583) | (409) | (2,180) | (1) |
| Net unrealized appreciation (depreciation) of investments | 7,498 | 999 | 12,168 | 28 |
| Net increase (decrease) in net assets from operations | 6,749 | 675 | 11,456 | 26 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,743 | (413) | 2,599 | 16 |
| Net increase (decrease) in assets derived from principal transactions | 2,743 | (413) | 2,599 | 16 |
| Total increase (decrease) in net assets | 9,492 | 262 | 14,055 | 42 |
| **Net assets at December 31, 2009** | 24,191 | 4,173 | 74,999 | 88 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (249) | 58 | 1,052 | - |
| Total realized gain (loss) on investments and capital gains distributions | (533) | (226) | (1,504) | (2) |
| Net unrealized appreciation (depreciation) of investments | 6,881 | 658 | 9,427 | 20 |
| Net increase (decrease) in net assets from operations | 6,099 | 490 | 8,975 | 18 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,606 | (148) | (1,501) | 12 |
| Net increase (decrease) in assets derived from principal transactions | 5,606 | (148) | (1,501) | 12 |
| Total increase (decrease) in net assets | 11,705 | 342 | 7,474 | 30 |
| **Net assets at December 31, 2010** | $ 35,896 | $ 4,515 | $ 82,473 | $ 118 |

*The accompanying notes are an integral part of these financial statements.*

186

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2010 and 2009**
*(Dollars in thousands)*

|  | Wells Fargo Advantage Special Small Cap Values Fund - Class A |
|---|---|
| **Net assets at January 1, 2009** | $ 62,156 |
|  |  |
| **Increase (decrease) in net assets from operations** |  |
| Operations: |  |
| Net investment income (loss) | (389) |
| Total realized gain (loss) on investments and capital gains distributions | (4,393) |
| Net unrealized appreciation (depreciation) of investments | 23,251 |
| Net increase (decrease) in net assets from operations | 18,469 |
| Changes from principal transactions: |  |
| Total unit transactions | 2,088 |
| Net increase (decrease) in assets derived from principal transactions | 2,088 |
| Total increase (decrease) in net assets | 20,557 |
| **Net assets at December 31, 2009** | 82,713 |
|  |  |
| **Increase (decrease) in net assets from operations** |  |
| Operations: |  |
| Net investment income (loss) | (886) |
| Total realized gain (loss) on investments and capital gains distributions | (4,905) |
| Net unrealized appreciation (depreciation) of investments | 22,926 |
| Net increase (decrease) in net assets from operations | 17,135 |
| Changes from principal transactions: |  |
| Total unit transactions | (683) |
| Net increase (decrease) in assets derived from principal transactions | (683) |
| Total increase (decrease) in net assets | 16,452 |
| **Net assets at December 31, 2010** | $ 99,165 |

*The accompanying notes are an integral part of these financial statements.*

1.      **Organization**

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware.   ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings ("IPOs"), sales or a combination thereof. On November 10, 2010, ING announced that while the option of one global IPO remains open, ING and its U.S. insurance affiliates, including the Company, are going to prepare for a base case of two IPOs: one Europe-led IPO and one separate U.S. focused IPO.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.  ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners.  The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC.  Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2010, the Account had 270 investment divisions (the "Divisions"), 105 of which invest in independently managed mutual funds and 165 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL").   The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").   Investment Divisions with asset balances at December 31, 2010 and related Trusts are as follows:

The Alger Funds II:
   Alger Green Fund - Class A*
AllianceBernstein Growth and Income Fund, Inc.:
   AllianceBernstein Growth and Income Fund, Inc. -
     Class A
AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein Growth and Income Portfolio -
     Class A

Allianz Funds:
   Allianz NFJ Dividend Value Fund - Class A*
   Allianz NFJ Large-Cap Value Fund - Institutional
     Class
   Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
   Amana Growth Fund
   Amana Income Fund

American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Government Income Trust:
  American Century Inflation-Adjusted Bond Fund - Investor Class*
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
Aston Funds:
  Aston/Optimum Mid Cap Fund - Class N**
BlackRock Equity Dividend Fund:
  BlackRock Equity Dividend Fund - Investor A Shares**
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund - Investor A Shares*
The Bond Fund of America$^{SM}$, Inc.:
  The Bond Fund of America$^{SM}$, Inc. - Class R-4
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
Capital World Growth & Income Fund$^{SM}$, Inc.:
  Capital World Growth & Income Fund$^{SM}$, Inc. - Class R-3*
Columbia Acorn Trust:
  Columbia$^{SM}$ Acorn Fund® - Class A**
  Columbia$^{SM}$ Acorn Fund® - Class Z
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A
  Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
  CRM Mid Cap Value Fund - Investor Shares*
Dodge & Cox Funds:
  Dodge & Cox International Stock Fund**
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
  Eaton Vance Large-Cap Value Fund - Class R*
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
  Fidelity® Advisor New Insights Fund - Institutional Class**
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class

Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager$^{SM}$ Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
  Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors$^{SM}$, Inc.:
  Fundamental Investors$^{SM}$, Inc. - Class R-3
  Fundamental Investors$^{SM}$, Inc. - Class R-4
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
Hartford Mutual Funds, Inc.:
  The Hartford Capital Appreciation Fund - Class R4**
  The Hartford Dividend And Growth Fund - Class R4**
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Equity Trust:
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Service Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING Large Cap Growth Portfolio - Service Class

ING Investors Trust (continued):
  ING Lord Abbett Growth and Income Portfolio - Institutional Class
  ING Lord Abbett Growth and Income Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Adviser Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Equity Income Portfolio - Service Class*
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo HealthCare Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Mutual Funds:
  ING Global Real Estate Fund - Class A*
  ING International Capital Appreciation Fund - Class I*
  ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Columbia Small Cap Value Portfolio - Adviser Class*
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Service Class**
  ING Index Solution 2015 Portfolio - Service 2 Class**
  ING Index Solution 2025 Portfolio - Service Class**
  ING Index Solution 2025 Portfolio - Service 2 Class**
  ING Index Solution 2035 Portfolio - Service Class**
  ING Index Solution 2035 Portfolio - Service 2 Class**
  ING Index Solution 2045 Portfolio - Service Class**
  ING Index Solution 2045 Portfolio - Service 2 Class**
  ING Index Solution 2055 Portfolio - Service Class**
  ING Index Solution 2055 Portfolio - Service 2 Class**
  ING Index Solution Income Portfolio - Service 2 Class**
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Global Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Global Strategic Income Portfolio - Initial Class
  ING Oppenheimer Global Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2015 Portfolio - Service 2 Class**
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service 2 Class**
  ING Solution 2035 Portfolio - Adviser Class

ING Partners, Inc. (continued):
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service 2 Class**
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service 2 Class**
  ING Solution 2055 Portfolio - Service Class**
  ING Solution 2055 Portfolio - Service 2 Class**
  ING Solution Growth Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING Solution Income Portfolio - Service 2 Class**
  ING Solution Moderate Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser
    Class
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING T. Rowe Price Growth Equity Portfolio - Service
    Class
  ING Templeton Foreign Equity Portfolio - Adviser
    Class
  ING Templeton Foreign Equity Portfolio - Initial
    Class
  ING Templeton Foreign Equity Portfolio - Service
    Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser
    Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial
    Class
  ING UBS U.S. Large Cap Equity Portfolio - Service
    Class
  ING Van Kampen Comstock Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio -
    Adviser Class
  ING Van Kampen Equity and Income Portfolio -
    Initial Class
  ING Van Kampen Equity and Income Portfolio -
    Service Class
ING Series Fund, Inc.:
  ING Core Equity Research Fund - Class A*
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S

ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S*
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I*
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S*
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class S**
  ING Russell™ Large Cap Value Index Portfolio -
    Class I*
  ING Russell™ Large Cap Value Index Portfolio -
    Class S*
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S*
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Invesco Growth Series:
  Invesco Mid Cap Core Equity Fund - Class A
  Invesco Small Cap Growth Fund - Class A
Invesco Investment Funds:
  Invesco Global Health Care Fund - Investor Class
Invesco Sector Funds:
  Invesco U.S. Small Cap Value Fund - Class Y
  Invesco Van Kampen Small Cap Value Fund -
    Class A*
Invesco Variable Insurance Funds:
  Invesco V.I. Capital Appreciation Fund - Series I
    Shares
  Invesco V.I. Core Equity Fund - Series I Shares

Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional
    Shares
  Janus Aspen Series Enterprise Portfolio - Institutional
    Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional
    Shares
  Janus Aspen Series Worldwide Portfolio - Institutional
    Shares
The Lazard Funds, Inc.:
  Lazard Emerging Markets Equity Portfolio - Open
    Shares*
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Developing Growth Fund, Inc.:
  Lord Abbett Developing Growth Fund, Inc. -
    Class A**
Lord Abbett Investment Trust:
  Lord Abbett Core Fixed Income Fund - Class A**
Lord Abbett Mid Cap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio -
    Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
Neuberger Berman Equity Funds®:
  Neuberger Berman Socially Responsive Fund® -
    Trust Class
New Perspective Fund®, Inc.:
  New Perspective Fund®, Inc. - Class R-3
  New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Gold & Special Minerals Fund:
  Oppenheimer Gold & Special Minerals Fund -
    Class A**
Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class A**
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer Small- & Mid-Cap Growth Fund/VA
  Oppenheimer Strategic Bond Fund/VA

Pax World Funds Series Trust I:
  Pax World Balanced Fund - Individual Investor
    Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative
    Class
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
RiverSource® Investment Series, Inc.:
  Columbia Diversified Equity Income Fund -
    Class R-3*
  Columbia Diversified Equity Income Fund -
    Class R-4
SmallCap World Fund, Inc.:
  SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-3
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund -
    Class A
  Wells Fargo Advantage Special Small Cap Values
    Fund - Class A


*    Division added to the list in 2009
**   Division added to the list in 2010

The names of certain Divisions were changed during 2010. The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
|---|---|
| Calvert Variable Series, Inc.: | Calvert Variable Series, Inc.: |
| Calvert VP SRI Balanced Portfolio | Calvert Social Balanced Portfolio |
| ING Investors Trust: | ING Investors Trust: |
| ING Large Cap Growth Portfolio - Service Class | ING Evergreen Omega Portfolio - Service Class |
| ING Lord Abbett Growth and Income Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Institutional Class |
| ING Lord Abbett Growth and Income Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Service Class |
| ING U.S. Stock Index Portfolio - Institutional Class | ING Stock Index Portfolio - Institutional Class |
| ING Wells Fargo HealthCare Portfolio - Service Class | ING Evergreen Health Sciences Portfolio - Service Class |
| | |
| ING Partners, Inc.: | ING Partners, Inc.: |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class |
| ING Oppenheimer Global Strategic Income Portfolio - Adviser Class | ING Oppenheimer Strategic Income Portfolio - Adviser Class |
| ING Oppenheimer Global Strategic Income Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Initial Class |
| ING Oppenheimer Global Strategic Income Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Service Class |
| ING Solution Moderate Portfolio - Service Class | ING Solution Growth and Income Portfolio - Service Class |
| | |
| ING Series Fund, Inc.: | ING Series Fund, Inc.: |
| ING Core Equity Research Fund - Class A | ING Growth and Income Fund - Class A |
| Invesco Growth Series: | AIM Growth Series: |
| Invesco Mid Cap Core Equity Fund - Class A | AIM Mid Cap Core Equity Fund - Class A |
| Invesco Small Cap Growth Fund - Class A | AIM Small Cap Growth Fund - Class A |
| Invesco Investment Funds: | AIM Investment Funds: |
| Invesco Global Health Care Fund - Investor Class | AIM Global Health Care Fund - Investor Class |
| Invesco Sector Funds: | Morgan Stanley Institutional Fund Trust: |
| Invesco U.S. Small Cap Value Fund - Class Y | Morgan Stanley U.S. Small Cap Value Portfolio - Class I |
| | |
| Invesco Sector Funds: | Van Kampen Equity Trust: |
| Invesco Van Kampen Small Cap Value Fund - Class A | Van Kampen Small Cap Value Fund - Class A |
| Invesco Variable Insurance Funds: | AIM Variable Insurance Funds: |
| Invesco V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Capital Appreciation Fund - Series I Shares |
| Invesco V.I. Core Equity Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares |
| Oppenheimer Variable Account Funds: | Oppenheimer Variable Account Funds: |
| Oppenheimer Small- & Mid-Cap Growth Fund/VA | Oppenheimer MidCap Fund/VA |
| Pax World Funds Series Trust I: | Pax World Funds Series Trust I: |
| Pax World Balanced Fund - Individual Investor Class | Pax World Balanced Fund |

| Current Name | Former Name |
|---|---|
| RiverSource® Investment Series, Inc.: | RiverSource® Investment Series, Inc.: |
| Columbia Diversified Equity Income Fund - Class R-3 | RiverSource® Diversified Equity Income Fund - Class R-3 |
| Columbia Diversified Equity Income Fund - Class R-4 | RiverSource® Diversified Equity Income Fund - Class R-4 |
| Wells Fargo Funds Trust: | Evergreen Equity Trust: |
| Wells Fargo Advantage Special Small Cap Value Fund - Class A | Evergreen Special Values Fund - Class A |

During 2010, the following Divisions were closed to contractowners:

ING Investors Trust:
    ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
    ING Baron Asset Portfolio - Service Class
    ING Index Solution 2015 Portfolio - Adviser Class
    ING Index Solution 2025 Portfolio - Adviser Class
    ING Index Solution 2035 Portfolio - Adviser Class
    ING Index Solution 2045 Portfolio - Adviser Class
    ING Index Solution Income Portfolio - Adviser Class
ING Variable Portfolios, Inc.:
    ING Opportunistic Large Cap Portfolio - Class I
Premier VIT:
    Premier VIT OpCap Mid Cap Portfolio - Class I

The following Divisions were available to contractowners during 2010, but had no net assets as of December 31, 2010:

Pioneer Variable Contracts Trust:
    Pioneer Equity Income VCT Portfolio - Class I
    Pioneer Mid Cap Value VCT Portfolio - Class I

The following Divisions were offered during 2010, but had no activity as of December 31, 2010:

The Alger Funds:
    Alger Capital Appreciation Fund - Class A
    Alger Small Cap Growth Fund - Class A
Allianz Funds:
    Allianz NFJ Small-Cap Value Fund - Institutional Class
American Balanced Fund®, Inc.:
    American Funds American Balanced Fund® - Class R-4
American Century Mutual Funds:
    American Century Ultra Fund - A Class
American Funds American Mutual Fund®:
    American Funds American Mutual Fund® - Class R-4
Artisan Funds, Inc.:
    Artisan International Value Fund - Investor Shares
BlackRock Large Cap Series Funds, Inc.:
    BlackRock Large Cap Value Fund - Investor A Shares

Calvert World Values Fund, Inc.:
    Calvert Capital Accumulation Fund - Class A
Capital World Growth & Income Fund[SM], Inc.:
    American Funds Capital World Growth and Income Fund[SM] - Class R-4
    American Funds Capital World Growth and Income Fund[SM] - Class R-5
Columbia Acorn Trust:
    Columbia[SM] Acorn USA® - Class A Shares
Davis New York Venture Fund, Inc.:
    Davis New York Venture Fund - Class R
DFA Investment Dimensions Group, Inc.:
    DFA International Small Company Portfolio - Institutional Class
Dodge & Cox Funds:
    Dodge & Cox Stock Fund

Fidelity® Advisor Series I:
    Fidelity® Advisor Balanced Fund - Class T
    Fidelity® Advisor Equity Growth Fund - Class T
    Fidelity® Advisor Equity Income Fund - Class T
    Fidelity® Advisor Growth Opportunities Fund -
      Class T
    Fidelity® Advisor Leveraged Company Stock Fund -
      Institutional Class
Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Service
      Class 2
    Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Service
      Class 2
Fidelity® Variable Insurance Products III:
    Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Value Investors Trust:
    Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Trust:
    Goldman Sachs Capital Growth Fund - Class A Shares
    Goldman Sachs Concentrated International Equity
      Fund - Class A Shares
The Growth Fund of America®, Inc.:
    American Funds The Growth Fund of America® -
      Class A
    American Funds The Growth Fund of America® -
      Class R-5
ING Equity Trust:
    ING SmallCap Opportunities Fund - Class A
    ING Growth Opportunities Fund - Class A
    ING Value Choice Fund - Class A
ING Funds Trust:
    ING Intermediate Bond Fund - Class I
ING Investors Trust:
    ING Artio Foreign Portfolio - Institutional Class
    ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Adviser
      Class
    ING Marsico Growth Portfolio - Adviser Class
    ING Large Cap Growth Portfolio - Adviser Class
    ING Large Cap Growth Portfolio - Institutional Class
    ING Pioneer Mid Cap Value Portfolio - Adviser Class
ING Mayflower Trust:
    ING International Value Fund - Class A
ING Mutual Funds:
    ING Global Real Estate Fund - Class I
    ING Global Value Choice Fund - Class A
ING Partners, Inc.:
    ING Davis New York Venture Portfolio - Adviser
      Class
    ING Index Solution 2015 Portfolio - Initial Class
    ING Index Solution 2025 Portfolio - Initial Class
    ING Index Solution 2035 Portfolio - Initial Class
    ING Index Solution 2045 Portfolio - Initial Class
    ING Index Solution 2055 Portfolio - Adviser Class
    ING Index Solution 2055 Portfolio - Initial Class
    ING Index Solution Income Portfolio - Initial Class

ING Partners, Inc. (continued):
    ING Index Solution Income Portfolio - Service Class
    ING Solution 2055 Portfolio - Adviser Class
    ING Solution 2055 Portfolio - Initial Class
    ING Thornburg Value Portfolio - Service Class
    ING American Century Small-Mid Cap Value
      Portfolio - Initial Class
    ING PIMCO Total Return Portfolio - Initial Class
ING Series Fund, Inc.:
    ING Index Plus LargeCap Fund - Class A
    ING Index Plus MidCap Fund - Class A
    ING Index Plus MidCap Fund - Class R
    ING Index Plus SmallCap Fund - Class A
    ING Money Market Fund - Class A
    ING Small Company Fund - Class A
    ING Capital Allocation Fund - Class A
ING Variable Portfolios, Inc.:
    ING BlackRock Science and Technology
      Opportunities Portfolio - Class S
Invesco Equity Funds:
    Invesco Charter Fund - Class A
    Invesco Constellation Fund - Class A
Invesco Investment Funds:
    Invesco Endeavor Fund - Class A
Invesco Investment Securities Funds:
    Invesco Dynamics Fund - Investor Class
    Invesco Income Fund - Class A
Invesco Sector Funds:
    Invesco U.S. Small Cap Value Fund - Class A
Janus Aspen Series:
    Janus Aspen Series Overseas Portfolio - Institutional
      Shares
Janus Investment Fund:
    Janus Contrarian Fund - Class T Shares
Keeley Small Cap Value Fund, Inc.:
    Keeley Small Cap Value Fund - Class A
The Lazard Funds, Inc.:
    Lazard International Equity Portfolio - Open Shares
    Lazard U.S. Small-Mid Cap Equity Portfolio - Open
      Shares
Legg Mason Special Investment Trust, Inc.:
    Legg Mason Capital Management Special Investment
      Trust, Inc. - Class C
Loomis Sayles Funds II:
    Loomis Sayles Investment Grade Bond Fund -
      Class Y
Lord Abbett Securities Trust:
    Lord Abbett Fundamental Equity Fund - Class A
MainStay Funds:
    Mainstay Large Cap Growth Fund - Class R3
MFS® Series Trust II:
    MFS® Growth Fund - Class A
MFS® Series Trust V:
    MFS® Research Fund - Class A
    MFS® Total Return Fund - Class A
    MFS® Total Return Fund - Class I

MFS® Series Trust VI:
  MFS® Global Equity Fund - Class A
Morgan Stanley Institutional Fund Trust:
  Morgan Stanley Institutional Fund Trust Mid Cap
    Growth Portfolio - Class P Shares
Neuberger Berman Equity Funds®:
  Neuberger Berman Genesis Fund® - Trust Class
  Neuberger Berman Genesis Fund - Advisor Class
Oppenheimer Capital Income Fund:
  Oppenheimer Capital Income Fund - Class A
Oppenheimer Champion Income Fund:
  Oppenheimer Champion Income Fund - Class A
Oppenheimer Global Fund:
  Oppenheimer Global Fund - Class A
Oppenheimer Integrity Funds:
  Oppenheimer Core Bond Fund - Class A
Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class Y
Oppenheimer International Small Company Fund:
  Oppenheimer International Small Company Fund -
    Class A
  Oppenheimer International Small Company Fund -
    Class Y
Parnassus Income Funds:
  Parnassus Investments Equity Income Fund - Investor
    Shares
Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class A
Pioneer Strategic Income Fund:
  Pioneer Strategic Income Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity-Income VCT Portfolio - Class II
Prudential Investment Portfolios, Inc.:
  Prudential Jennison Equity Opportunity Fund -
    Class A
  Prudential Jennison Growth Fund - Class A

RiverSource® High Yield Income Series, Inc.:
  Columbia High Yield Bond Fund - Class R3
RiverSource® Investment Series, Inc.:
  Columbia Diversified Equity Income Fund - Class R5
  Columbia Mid Cap Value Opportunity Fund -
    Class R5
The Royce Fund:
  Royce Total Return Fund - Class K
T. Rowe Price Science and Technology Fund, Inc.:
  T. Rowe Price Science and Technology Fund -
    Advisor Class
Thornburg Investment Trust:
  Thornburg Core Growth Fund - Class R5
  Thornburg International Value Fund - Class R4
Vanguard® Bond Index Funds:
  Vanguard® Total Bond Market Index Fund - Signal®
    Shares
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares
  Vanguard® 500 Index Fund - Signal® Shares
  Vanguard® Extended Market Index Fund - Signal®
    Shares
  Vanguard® Mid-Cap Index Fund - Signal® Shares
  Vanguard® Small-Cap Index Fund - Signal® Shares
  Vanguard® Total Stock Market Index Fund - Signal®
    Shares
Vanguard® Institutional Index Fund:
  Vanguard® Institutional Index Fund - Institutional
    Shares
The Victory Portfolios:
  Victory Small Company Opportunity Fund - Class R
Wells Fargo Funds Trust:
  Wells Fargo Advantage Special Mid Cap Value
    Fund - Admin Cl
  Wells Fargo Advantage Special Small Cap Value
    Fund - Class F

## 2.  Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

*Contractowner Reserves*

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions.  To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds.  Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges.  Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC).  Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

*Subsequent Events*

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2010 and for the years ended December 31, 2010 and 2009, were issued.

3.    **Recently Adopted Accounting Standards**

*Improving Disclosures about Fair Value Measurements*

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each Class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account under FASB Accounting Standards Codification™ ("ASC") Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820"). As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

*Subsequent Events*

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an

SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

4.    **Financial Instruments**

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2010 and 2009, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2010.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

**5.     Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.  Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

*Asset Based Administrative Charges*

A daily charge to cover administrative expenses of the Account is generally deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

*Other Contract Charges*

For certain Contracts, an additional annual charge of 0.25% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

For certain Contracts, an additional annual charge of 1.00% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

6. **Related Party Transactions**

During the year ended December 31, 2010, management and service fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING Funds Trust, ING Mutual Funds, ING Variable Products Trust, ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Balanced Portfolio, Inc., ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, and ING Variable Portfolios, Inc. The annual fee rate ranged from 0.08% to 0.98% of the average net assets of each respective Fund.

In addition, management fees were paid to DSL in its capacity as investment adviser to ING Partners, Inc. and ING Investors Trust. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

### 7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| The Alger Funds II: | | | | |
| Alger Green Fund - Class A | $ 1,077 | $ 655 | $ 1,099 | $ 120 |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 45 | 71 | 47 | 28 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 52 | 82 | 139 | 139 |
| Allianz Funds: | | | | |
| Allianz NFJ Dividend Value Fund - Class A | 132 | 34 | 124 | 3 |
| Allianz NFJ Large-Cap Value Fund - Institutional Class | 1,141 | 602 | 778 | 344 |
| Allianz NFJ Small-Cap Value Fund - Class A | 133 | 380 | 169 | 41 |
| Amana Mutual Funds Trust: | | | | |
| Amana Growth Fund | 10,748 | 405 | 5,191 | 111 |
| Amana Income Fund | 17,199 | 863 | 9,758 | 249 |
| American Balanced Fund®, Inc.: | | | | |
| American Balanced Fund® - Class R-3 | 880 | 1,102 | 1,252 | 383 |
| American Century Government Income Trust: | | | | |
| American Century Inflation-Adjusted Bond Fund - Investor Class | 12,112 | 3,469 | 9,501 | 523 |
| American Century Quantitative Equity Funds, Inc.: | | | | |
| American Century Income & Growth Fund - A Class | 590 | 700 | 693 | 362 |
| Ariel Investment Trust: | | | | |
| Ariel Appreciation Fund | 173 | 95 | 143 | 198 |
| Ariel Fund | 1,665 | 853 | 313 | 148 |
| Artisan Funds, Inc.: | | | | |
| Artisan International Fund - Investor Shares | 1,482 | 921 | 1,554 | 367 |
| Aston Funds: | | | | |
| Aston/Optimum Mid Cap Fund - Class N | 2,834 | 186 | - | - |
| BlackRock Equity Dividend Fund: | | | | |
| BlackRock Equity Dividend Fund - Investor A Shares | 165 | - | - | - |
| BlackRock Mid Cap Value Opportunities Series, Inc.: | | | | |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 4,883 | 1,195 | 277 | 33 |
| The Bond Fund of America℠, Inc.: | | | | |
| The Bond Fund of America℠, Inc. - Class R-4 | 4,391 | 2,376 | 4,973 | 1,293 |
| Calvert Variable Series, Inc.: | | | | |
| Calvert VP SRI Balanced Portfolio | 2,530 | 4,029 | 2,761 | 4,030 |
| Capital World Growth & Income Fund℠, Inc.: | | | | |
| Capital World Growth & Income Fund℠, Inc. - Class R-3 | 336 | 16 | 14 | - |
| Columbia Acorn Trust: | | | | |
| Columbia℠ Acorn Fund® - Class A | 8 | - | - | - |
| Columbia℠ Acorn Fund® - Class Z | 4,760 | 1,045 | 1,394 | 316 |
| Columbia Funds Series Trust: | | | | |
| Columbia Mid Cap Value Fund - Class A | 988 | 729 | 938 | 199 |
| Columbia Mid Cap Value Fund - Class Z | 1,928 | 907 | 890 | 414 |
| CRM Mutual Fund Trust: | | | | |
| CRM Mid Cap Value Fund - Investor Shares | 227 | 105 | 66 | - |

| | **Year ended December 31** | | | |
|---|---|---|---|---|
| | **2010** | | **2009** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| Dodge & Cox Funds: | | | | |
| Dodge & Cox International Stock Fund | $ 4 | $ - | $ - | $ - |
| DWS Institutional Funds: | | | | |
| DWS Equity 500 Index Fund - Class S | 75 | 9 | 57 | 25 |
| Eaton Vance Special Investment Trust: | | | | |
| Eaton Vance Large-Cap Value Fund - Class R | 50 | 30 | 13 | - |
| EuroPacific Growth Fund®: | | | | |
| EuroPacific Growth Fund® - Class R-3 | 1,803 | 1,385 | 2,475 | 1,051 |
| EuroPacific Growth Fund® - Class R-4 | 27,961 | 15,026 | 36,287 | 6,354 |
| Fidelity® Contrafund®: | | | | |
| Fidelity® Advisor New Insights Fund - Institutional Class | 34 | - | - | - |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 12,832 | 28,856 | 14,983 | 19,963 |
| Fidelity® VIP Growth Portfolio - Initial Class | 7,280 | 15,084 | 4,888 | 14,995 |
| Fidelity® VIP High Income Portfolio - Initial Class | 3,380 | 2,953 | 3,807 | 1,703 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 2,743 | 5,611 | 3,314 | 4,004 |
| Fidelity® Variable Insurance Products II: | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 41,318 | 97,150 | 53,592 | 47,901 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 8,482 | 7,657 | 9,154 | 5,369 |
| Fidelity® Variable Insurance Products III: | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 3,509 | 1,148 | 3,336 | 879 |
| Fidelity® Variable Insurance Products V: | | | | |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | 1,389 | 1,777 | 1,970 | 1,408 |
| Franklin Mutual Series Fund Inc.: | | | | |
| Mutual Global Discovery Fund - Class R | 587 | 374 | 1,065 | 314 |
| Franklin Strategic Series: | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 91 | 121 | 132 | 126 |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 20,129 | 10,984 | 14,896 | 6,520 |
| Fundamental Investors℠, Inc.: | | | | |
| Fundamental Investors℠, Inc. - Class R-3 | 357 | 148 | 462 | 22 |
| Fundamental Investors℠, Inc. - Class R-4 | 8,555 | 1,812 | 9,754 | 529 |
| The Growth Fund of America®, Inc.: | | | | |
| The Growth Fund of America® - Class R-3 | 2,615 | 2,081 | 3,278 | 1,307 |
| The Growth Fund of America® - Class R-4 | 26,374 | 21,746 | 36,478 | 6,825 |
| Hartford Mutual Funds, Inc.: | | | | |
| The Hartford Capital Appreciation Fund - Class R4 | 258 | 84 | - | - |
| The Hartford Dividend And Growth Fund - Class R4 | 74 | 33 | - | - |
| The Income Fund of America®, Inc.: | | | | |
| The Income Fund of America® - Class R-3 | 478 | 436 | 477 | 520 |
| ING Balanced Portfolio, Inc.: | | | | |
| ING Balanced Portfolio - Class I | 12,862 | 42,425 | 29,437 | 45,467 |
| ING Equity Trust: | | | | |
| ING Real Estate Fund - Class A | 310 | 331 | 392 | 468 |
| ING Funds Trust: | | | | |
| ING GNMA Income Fund - Class A | 2,022 | 2,180 | 2,513 | 542 |
| ING Intermediate Bond Fund - Class A | 880 | 782 | 957 | 836 |

| | Year ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | 2010 | | 2009 | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| ING Intermediate Bond Portfolio: | | | | |
| ING Intermediate Bond Portfolio - Class I | $ 46,058 | $ 59,238 | $ 46,741 | $ 32,627 |
| ING Intermediate Bond Portfolio - Class S | 207 | 58 | 167 | 48 |
| ING Investors Trust: | | | | |
| ING Artio Foreign Portfolio - Service Class | 1,451 | 7,415 | 4,504 | 6,638 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 3,507 | 7,645 | 3,531 | 6,118 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 261 | 242 | 84 | 41 |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 67 | 47 | 109 | 52 |
| ING Clarion Global Real Estate Portfolio - Institutional Class | 11,324 | 5,712 | 7,385 | 4,547 |
| ING Clarion Real Estate Portfolio - Institutional Class | 1,933 | 1,599 | 1,904 | 1,444 |
| ING Clarion Real Estate Portfolio - Service Class | 13,022 | 5,105 | 6,238 | 2,811 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class | 11,909 | 1,974 | 10,690 | 913 |
| ING Global Resources Portfolio - Institutional Class | - | - | - | 5 |
| ING Global Resources Portfolio - Service Class | 16,350 | 12,441 | 16,997 | 11,089 |
| ING Janus Contrarian Portfolio - Service Class | 8,194 | 1,752 | 4,511 | 2,053 |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 313 | 363 | 176 | 91 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 7,456 | 8,090 | 8,778 | 3,854 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 6,144 | 6,297 | 6,630 | 3,619 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 2,673 | 894 | 1,258 | 488 |
| ING Large Cap Growth Portfolio - Service Class | 2,927 | 425 | 443 | 201 |
| ING Lord Abbett Growth and Income Portfolio - Institutional Class | 5,318 | 8,949 | 3,665 | 9,271 |
| ING Lord Abbett Growth and Income Portfolio - Service Class | 69 | 44 | 105 | 45 |
| ING Marsico Growth Portfolio - Institutional Class | 1,987 | 1,591 | 1,736 | 1,146 |
| ING Marsico Growth Portfolio - Service Class | 128 | 24 | 98 | 137 |
| ING Marsico International Opportunities Portfolio - Adviser Class | 6 | 111 | 97 | 11 |
| ING Marsico International Opportunities Portfolio - Service Class | 1,262 | 2,587 | 1,571 | 1,608 |
| ING MFS Total Return Portfolio - Adviser Class | 122 | 34 | 434 | 153 |
| ING MFS Total Return Portfolio - Institutional Class | 2,563 | 6,221 | 4,071 | 4,809 |
| ING MFS Total Return Portfolio - Service Class | 2,011 | 4,031 | 3,531 | 3,619 |
| ING MFS Utilities Portfolio - Service Class | 4,691 | 4,602 | 5,449 | 2,782 |
| ING PIMCO High Yield Portfolio - Institutional Class | 5,129 | 1,958 | 3,106 | 787 |
| ING PIMCO High Yield Portfolio - Service Class | 9,782 | 2,636 | 7,653 | 2,034 |
| ING Pioneer Equity Income Portfolio - Institutional Class | 9,478 | 16,081 | 11,788 | 13,441 |
| ING Pioneer Equity Income Portfolio - Service Class | - | - | 3 | - |
| ING Pioneer Fund Portfolio - Institutional Class | 4,928 | 1,747 | 2,580 | 1,932 |
| ING Pioneer Fund Portfolio - Service Class | 89 | 26 | 180 | 12 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 5,865 | 9,467 | 8,237 | 5,869 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 81 | 91 | 108 | 31 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 68,540 | 9,464 | 53,973 | 8,612 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 226 | 419 | 319 | 98 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 11,416 | 28,389 | 20,324 | 3,903 |
| ING Templeton Global Growth Portfolio - Institutional Class | 123 | 166 | 165 | 421 |
| ING Templeton Global Growth Portfolio - Service Class | 765 | 805 | 1,140 | 494 |
| ING U.S. Stock Index Portfolio - Institutional Class | 1,599 | 218 | 944 | 123 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 4,262 | 3,126 | 3,956 | 2,134 |
| ING Wells Fargo HealthCare Portfolio - Service Class | 1,650 | 1,955 | 2,308 | 1,384 |

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
| | Purchases | Sales | Purchases | Sales |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | $ 1,049 | $ 2,402 | $ 737 | $ 527 |
| ING Money Market Portfolio: | | | | |
| ING Money Market Portfolio - Class I | 52,050 | 112,992 | 46,792 | 184,310 |
| ING Mutual Funds: | | | | |
| ING Global Real Estate Fund - Class A | 21 | 3 | 25 | - |
| ING International Capital Appreciation Fund - Class I | 8 | 1 | 3 | - |
| ING International SmallCap Multi-Manager Fund - Class A | 213 | 446 | 283 | 459 |
| ING Partners, Inc.: | | | | |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 35 | 23 | 18 | 14 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 8,825 | 6,414 | 7,999 | 2,561 |
| ING Baron Asset Portfolio - Service Class | 319 | 3,333 | 750 | 625 |
| ING Baron Small Cap Growth Portfolio - Adviser Class | 97 | 50 | 601 | 60 |
| ING Baron Small Cap Growth Portfolio - Service Class | 10,108 | 13,686 | 13,190 | 4,239 |
| ING Columbia Small Cap Value Portfolio - Adviser Class | 1 | - | 18 | - |
| ING Columbia Small Cap Value Portfolio - Service Class | 853 | 335 | 505 | 281 |
| ING Davis New York Venture Portfolio - Service Class | 2,320 | 2,122 | 2,653 | 1,371 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 2,782 | 1,413 | 3,095 | 1,294 |
| ING Index Solution 2015 Portfolio - Adviser Class | 178 | 370 | 221 | 106 |
| ING Index Solution 2015 Portfolio - Service Class | 51 | - | - | - |
| ING Index Solution 2015 Portfolio - Service 2 Class | 842 | 183 | - | - |
| ING Index Solution 2025 Portfolio - Adviser Class | 320 | 1,040 | 507 | 1 |
| ING Index Solution 2025 Portfolio - Service Class | 28 | - | - | - |
| ING Index Solution 2025 Portfolio - Service 2 Class | 1,775 | 354 | - | - |
| ING Index Solution 2035 Portfolio - Adviser Class | 73 | 448 | 242 | 2 |
| ING Index Solution 2035 Portfolio - Service Class | 21 | - | - | - |
| ING Index Solution 2035 Portfolio - Service 2 Class | 1,092 | 104 | - | - |
| ING Index Solution 2045 Portfolio - Adviser Class | 49 | 201 | 118 | - |
| ING Index Solution 2045 Portfolio - Service Class | 1 | - | - | - |
| ING Index Solution 2045 Portfolio - Service 2 Class | 551 | 26 | - | - |
| ING Index Solution 2055 Portfolio - Service Class | 3 | - | - | - |
| ING Index Solution 2055 Portfolio - Service 2 Class | - | - | - | - |
| ING Index Solution Income Portfolio - Adviser Class | 7 | 68 | 79 | 29 |
| ING Index Solution Income Portfolio - Service 2 Class | 187 | 32 | - | - |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 54 | 34 | 40 | 43 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 2,441 | 3,729 | 3,261 | 2,730 |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class | 6 | 41 | 71 | 51 |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class | 3,937 | 11,346 | 2,295 | 9,351 |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class | 22 | 17 | 33 | 40 |
| ING Oppenheimer Global Portfolio - Adviser Class | 89 | 46 | 191 | 145 |
| ING Oppenheimer Global Portfolio - Initial Class | 18,058 | 50,460 | 28,987 | 41,623 |
| ING Oppenheimer Global Portfolio - Service Class | 142 | 59 | 118 | 13 |
| ING Oppenheimer Global Strategic Income Portfolio - Adviser Class | 303 | 109 | 148 | 200 |

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
| | Purchases | Sales | Purchases | Sales |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING Oppenheimer Global Strategic Income Portfolio - Initial Class | $ 25,923 | $ 20,685 | $ 18,280 | $ 12,530 |
| ING Oppenheimer Global Strategic Income Portfolio - Service Class | 435 | 50 | 393 | 92 |
| ING PIMCO Total Return Portfolio - Adviser Class | 1,317 | 582 | 592 | 291 |
| ING PIMCO Total Return Portfolio - Service Class | 65,731 | 20,241 | 78,253 | 14,633 |
| ING Pioneer High Yield Portfolio - Initial Class | 6,944 | 4,319 | 8,590 | 2,273 |
| ING Pioneer High Yield Portfolio - Service Class | 229 | 76 | 50 | 5 |
| ING Solution 2015 Portfolio - Adviser Class | 2,043 | 16,774 | 3,484 | 1,582 |
| ING Solution 2015 Portfolio - Service Class | 13,811 | 3,963 | 12,831 | 2,590 |
| ING Solution 2015 Portfolio - Service 2 Class | 17,927 | 3,526 | - | - |
| ING Solution 2025 Portfolio - Adviser Class | 1,566 | 20,444 | 4,269 | 1,407 |
| ING Solution 2025 Portfolio - Service Class | 16,642 | 3,520 | 18,954 | 2,684 |
| ING Solution 2025 Portfolio - Service 2 Class | 21,945 | 2,693 | - | - |
| ING Solution 2035 Portfolio - Adviser Class | 946 | 17,667 | 4,059 | 919 |
| ING Solution 2035 Portfolio - Service Class | 13,300 | 3,482 | 16,109 | 942 |
| ING Solution 2035 Portfolio - Service 2 Class | 19,285 | 3,075 | - | - |
| ING Solution 2045 Portfolio - Adviser Class | 822 | 12,634 | 3,224 | 651 |
| ING Solution 2045 Portfolio - Service Class | 9,900 | 2,037 | 12,290 | 612 |
| ING Solution 2045 Portfolio - Service 2 Class | 14,095 | 1,156 | - | - |
| ING Solution 2055 Portfolio - Service Class | 217 | 10 | - | - |
| ING Solution 2055 Portfolio - Service 2 Class | 157 | - | - | - |
| ING Solution Growth Portfolio - Service Class | 486 | 94 | 589 | 122 |
| ING Solution Income Portfolio - Adviser Class | 555 | 8,495 | 1,281 | 1,588 |
| ING Solution Income Portfolio - Service Class | 4,496 | 1,998 | 3,049 | 1,445 |
| ING Solution Income Portfolio - Service 2 Class | 8,513 | 3,477 | - | - |
| ING Solution Moderate Portfolio - Service Class | 938 | 167 | 1,104 | 383 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 98 | 54 | 58 | 57 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 11,233 | 23,810 | 9,357 | 16,669 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 141 | 54 | 135 | 173 |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 240 | 279 | 116 | 103 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 10,023 | 19,530 | 10,974 | 11,145 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 296 | 156 | 270 | 150 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 112 | 24 | 33 | 14 |
| ING Templeton Foreign Equity Portfolio - Initial Class | 6,066 | 9,417 | 5,039 | 9,310 |
| ING Templeton Foreign Equity Portfolio - Service Class | 29 | 5 | 25 | 23 |
| ING Thornburg Value Portfolio - Adviser Class | 67 | 142 | 36 | 29 |
| ING Thornburg Value Portfolio - Initial Class | 6,004 | 10,571 | 8,914 | 6,743 |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | 8 | 18 | 28 | 10 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 2,854 | 9,820 | 3,241 | 8,840 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 4 | - | 3 | - |
| ING Van Kampen Comstock Portfolio - Adviser Class | 22 | 36 | 49 | 22 |
| ING Van Kampen Comstock Portfolio - Service Class | 3,737 | 8,881 | 4,594 | 6,774 |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | 18 | 35 | 121 | 15 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 10,181 | 24,640 | 9,358 | 26,427 |
| ING Van Kampen Equity and Income Portfolio - Service Class | 66 | 19 | 46 | 74 |

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Series Fund, Inc.: | | | | |
| ING Core Equity Research Fund - Class A | $ 165 | $ 113 | $ 128 | $ 27 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING Strategic Allocation Conservative Portfolio - Class I | 5,941 | 6,465 | 6,113 | 4,828 |
| ING Strategic Allocation Growth Portfolio - Class I | 5,920 | 6,087 | 12,607 | 5,232 |
| ING Strategic Allocation Moderate Portfolio - Class I | 6,988 | 5,824 | 11,759 | 6,010 |
| ING Variable Funds: | | | | |
| ING Growth and Income Portfolio - Class A | 156 | 22 | 58 | 97 |
| ING Growth and Income Portfolio - Class I | 84,713 | 130,885 | 18,945 | 104,037 |
| ING Growth and Income Portfolio - Class S | 487 | 59 | 522 | 83 |
| ING Variable Insurance Trust: | | | | |
| ING GET U.S. Core Portfolio - Series 5 | 7 | 239 | 16 | 68 |
| ING GET U.S. Core Portfolio - Series 6 | 41 | 173 | 44 | 287 |
| ING GET U.S. Core Portfolio - Series 7 | 32 | 333 | 40 | 331 |
| ING GET U.S. Core Portfolio - Series 8 | 8 | 9 | 13 | 429 |
| ING GET U.S. Core Portfolio - Series 9 | 3 | 7 | 3 | 3 |
| ING GET U.S. Core Portfolio - Series 10 | 2 | 8 | 2 | 1 |
| ING GET U.S. Core Portfolio - Series 11 | 1 | 1 | 1 | 1 |
| ING Variable Portfolios, Inc.: | | | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Class I | 6,732 | 6,047 | 8,536 | 3,390 |
| ING Index Plus LargeCap Portfolio - Class I | 12,099 | 34,377 | 15,574 | 25,583 |
| ING Index Plus LargeCap Portfolio - Class S | 25 | 90 | 11 | 21 |
| ING Index Plus MidCap Portfolio - Class I | 14,311 | 33,790 | 15,518 | 16,645 |
| ING Index Plus MidCap Portfolio - Class S | 174 | 146 | 153 | 35 |
| ING Index Plus SmallCap Portfolio - Class I | 8,323 | 11,076 | 8,025 | 9,573 |
| ING Index Plus SmallCap Portfolio - Class S | 10 | 6 | 56 | 17 |
| ING International Index Portfolio - Class I | 2,910 | 2,853 | 18,581 | 1,131 |
| ING International Index Portfolio - Class S | 14 | 18 | 17 | - |
| ING Opportunistic Large Cap Portfolio - Class I | 2,825 | 78,199 | 37,556 | 7,752 |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | 2,005 | 1,298 | 3,553 | 1,230 |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 162 | 62 | 328 | 27 |
| ING Russell™ Large Cap Index Portfolio - Class I | 3,182 | 2,078 | 7,144 | 1,861 |
| ING Russell™ Large Cap Index Portfolio - Class S | 9 | - | - | - |
| ING Russell™ Large Cap Value Index Portfolio - Class I | 86 | 22 | 90 | 21 |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 1,336 | 918 | 2,161 | 498 |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 1,357 | 564 | 2,829 | 128 |
| ING Russell™ Mid Cap Index Portfolio - Class I | 2,386 | 550 | 1,804 | 417 |
| ING Russell™ Small Cap Index Portfolio - Class I | 3,035 | 530 | 1,295 | 344 |
| ING Small Company Portfolio - Class I | 7,705 | 10,751 | 6,351 | 7,667 |
| ING Small Company Portfolio - Class S | 12 | 9 | 17 | 24 |
| ING U.S. Bond Index Portfolio - Class I | 3,810 | 2,498 | 3,370 | 1,062 |

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
| | Purchases | Sales | Purchases | Sales |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| ING Variable Products Trust: | | | | |
| ING International Value Portfolio - Class I | $ 7,026 | $ 26,928 | $ 11,002 | $ 10,812 |
| ING International Value Portfolio - Class S | 36 | 56 | 54 | 71 |
| ING MidCap Opportunities Portfolio - Class I | 8,292 | 2,248 | 1,887 | 1,245 |
| ING MidCap Opportunities Portfolio - Class S | 1,889 | 141 | 130 | 17 |
| ING SmallCap Opportunities Portfolio - Class I | 6,075 | 1,610 | 2,131 | 1,389 |
| ING SmallCap Opportunities Portfolio - Class S | 128 | 18 | 11 | 13 |
| Invesco Growth Series: | | | | |
| Invesco Mid Cap Core Equity Fund - Class A | 3,099 | 748 | 1,956 | 150 |
| Invesco Small Cap Growth Fund - Class A | 7 | 5 | 3 | - |
| Invesco Investment Funds: | | | | |
| Invesco Global Health Care Fund - Investor Class | 29 | 18 | 44 | 35 |
| Invesco Sector Funds: | | | | |
| Invesco U.S. Small Cap Value Fund - Class Y | 3,896 | 753 | 1,127 | 574 |
| Invesco Van Kampen Small Cap Value Fund - Class A | 142 | 109 | 70 | 2 |
| Invesco Variable Insurance Funds: | | | | |
| Invesco V.I. Capital Appreciation Fund - Series I Shares | 878 | 2,029 | 1,297 | 2,044 |
| Invesco V.I. Core Equity Fund - Series I Shares | 1,510 | 4,728 | 3,081 | 4,023 |
| Janus Aspen Series: | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 22 | 55 | 40 | 55 |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 20 | 60 | 21 | 39 |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 10 | 7 | 12 | 55 |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 3 | 14 | 5 | 23 |
| Janus Aspen Series Worldwide Portfolio - Institutional Shares | 19 | 49 | 14 | 47 |
| The Lazard Funds, Inc.: | | | | |
| Lazard Emerging Markets Equity Portfolio - Open Shares | - | - | - | - |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 1,507 | 467 | 663 | 103 |
| LKCM Funds: | | | | |
| LKCM Aquinas Growth Fund | 36 | 35 | 68 | 68 |
| Loomis Sayles Funds I: | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 1,717 | 388 | 1,362 | 193 |
| Lord Abbett Developing Growth Fund, Inc.: | | | | |
| Lord Abbett Developing Growth Fund, Inc. - Class A | 18 | - | - | - |
| Lord Abbett Investment Trust: | | | | |
| Lord Abbett Core Fixed Income Fund - Class A | 4 | - | - | - |
| Lord Abbett Mid Cap Value Fund, Inc.: | | | | |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | 210 | 97 | 185 | 83 |
| Lord Abbett Research Fund, Inc.: | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 194 | 133 | 147 | 202 |
| Lord Abbett Series Fund, Inc.: | | | | |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 3,889 | 13,915 | 4,309 | 9,443 |
| Massachusetts Investors Growth Stock Fund: | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 72 | 43 | 73 | 264 |
| Neuberger Berman Equity Funds®: | | | | |
| Neuberger Berman Socially Responsive Fund® - Trust Class | 2,549 | 274 | 1,198 | 433 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | **Year ended December 31** | | | |
| | **2010** | | **2009** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
|---|---|---|---|---|
| New Perspective Fund®, Inc.: | | | | |
| New Perspective Fund®, Inc. - Class R-3 | $ 491 | $ 551 | $ 650 | $ 390 |
| New Perspective Fund®, Inc. - Class R-4 | 9,857 | 4,117 | 8,848 | 3,325 |
| Oppenheimer Capital Appreciation Fund: | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 133 | 249 | 138 | 135 |
| Oppenheimer Developing Markets Fund: | | | | |
| Oppenheimer Developing Markets Fund - Class A | 38,216 | 20,090 | 38,842 | 9,605 |
| Oppenheimer Gold & Special Minerals Fund: | | | | |
| Oppenheimer Gold & Special Minerals Fund - Class A | 38 | - | - | - |
| Oppenheimer International Bond Fund: | | | | |
| Oppenheimer International Bond Fund - Class A | 52 | - | - | - |
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Global Securities/VA | 9 | 36 | 31 | 77 |
| Oppenheimer Main Street Fund®/VA | 1 | 9 | 1 | 8 |
| Oppenheimer Main Street Small Cap Fund®/VA | 2,356 | 2,093 | 2,117 | 748 |
| Oppenheimer Small- & Mid-Cap Growth Fund/VA | - | 4 | - | 3 |
| Oppenheimer Strategic Bond Fund/VA | 11 | 8 | 3 | 22 |
| Pax World Funds Series Trust I: | | | | |
| Pax World Balanced Fund - Individual Investor Class | 4,145 | 10,370 | 5,679 | 4,710 |
| PIMCO Variable Insurance Trust: | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 48,198 | 9,360 | 44,680 | 6,642 |
| Pioneer High Yield Fund: | | | | |
| Pioneer High Yield Fund - Class A | 786 | 1,010 | 1,194 | 535 |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 5,213 | 7,641 | 9,342 | 3,791 |
| Pioneer Equity Income VCT Portfolio - Class I | - | - | 44 | 44 |
| Pioneer High Yield VCT Portfolio - Class I | 4,149 | 3,351 | 4,453 | 2,287 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | 1 | 1 | 51 | 51 |
| Premier VIT: | | | | |
| Premier VIT OpCap Mid Cap Portfolio - Class I | 807 | 8,861 | 3,780 | 610 |
| RiverSource® Investment Series, Inc.: | | | | |
| Columbia Diversified Equity Income Fund - Class R-3 | 92 | 181 | 222 | 7 |
| Columbia Diversified Equity Income Fund - Class R-4 | 2,119 | 628 | 1,720 | 519 |
| SmallCap World Fund, Inc.: | | | | |
| SMALLCAP World Fund® - Class R-4 | 5,217 | 1,917 | 2,111 | 386 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 118 | 432 | 168 | 176 |
| T. Rowe Price Value Fund, Inc.: | | | | |
| T. Rowe Price Value Fund - Advisor Class | 50 | 14 | 42 | 1 |
| Templeton Funds, Inc.: | | | | |
| Templeton Foreign Fund - Class A | 263 | 364 | 286 | 151 |
| Templeton Income Trust: | | | | |
| Templeton Global Bond Fund - Class A | 49,416 | 8,740 | 34,297 | 5,757 |

| | **Year ended December 31** | | | |
| | **2010** | | **2009** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| Vanguard® Variable Insurance Fund: | | | | |
| Diversified Value Portfolio | $ 7 | $ 10 | $ 11 | $ 17 |
| Equity Income Portfolio | 58 | 10 | 55 | 19 |
| Small Company Growth Portfolio | 8 | 18 | 9 | 6 |
| Wanger Advisors Trust: | | | | |
| Wanger International | 9,186 | 1,765 | 6,318 | 2,204 |
| Wanger Select | 18,361 | 4,041 | 11,134 | 2,853 |
| Wanger USA | 7,428 | 2,071 | 3,806 | 1,230 |
| Washington Mutual Investors Fund[SM], Inc.: | | | | |
| Washington Mutual Investors Fund[SM], Inc. - Class R-3 | 564 | 642 | 661 | 989 |
| Washington Mutual Investors Fund[SM], Inc. - Class R-4 | 7,556 | 7,792 | 9,128 | 5,061 |
| Wells Fargo Funds Trust: | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 24 | 12 | 18 | 3 |
| Wells Fargo Advantage Special Small Cap Values Fund - Class A | 7,877 | 9,446 | 6,770 | 5,072 |

## 8.    Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31, | | | | | |
| | 2010 | | | 2009 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| The Alger Funds II: | | | | | | |
| Alger Green Fund - Class A | 141,653 | 117,849 | 23,804 | 128,151 | 37,583 | 90,568 |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 16,793 | 19,248 | (2,455) | 23,403 | 21,093 | 2,310 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 4,582 | 7,123 | (2,541) | 18,493 | 19,345 | (852) |
| Allianz Funds: | | | | | | |
| Allianz NFJ Dividend Value Fund - Class A | 18,336 | 10,513 | 7,823 | 21,562 | 10,573 | 10,989 |
| Allianz NFJ Large-Cap Value Fund - Institutional Class | 151,788 | 83,349 | 68,439 | 125,348 | 54,442 | 70,906 |
| Allianz NFJ Small-Cap Value Fund - Class A | 13,769 | 30,584 | (16,815) | 22,926 | 12,334 | 10,592 |
| Amana Mutual Funds Trust: | | | | | | |
| Amana Growth Fund | 1,482,984 | 525,369 | 957,615 | 598,954 | 58,076 | 540,878 |
| Amana Income Fund | 1,908,155 | 417,788 | 1,490,367 | 1,053,817 | 83,411 | 970,406 |
| American Balanced Fund®, Inc.: | | | | | | |
| American Balanced Fund® - Class R-3 | 196,819 | 223,903 | (27,084) | 259,494 | 174,659 | 84,835 |
| American Century Government Income Trust: | | | | | | |
| American Century Inflation-Adjusted Bond Fund - Investor Class | 1,713,749 | 953,052 | 760,697 | 970,926 | 124,494 | 846,432 |
| American Century Quantitative Equity Funds, Inc.: | | | | | | |
| American Century Income & Growth Fund - A Class | 147,928 | 162,308 | (14,380) | 176,895 | 138,224 | 38,671 |
| Ariel Investment Trust: | | | | | | |
| Ariel Appreciation Fund | 27,362 | 20,375 | 6,987 | 29,135 | 30,605 | (1,470) |
| Ariel Fund | 204,877 | 126,738 | 78,139 | 84,795 | 61,462 | 23,333 |
| Artisan Funds, Inc.: | | | | | | |
| Artisan International Fund - Investor Shares | 407,387 | 334,222 | 73,165 | 262,712 | 87,125 | 175,587 |
| Aston Funds: | | | | | | |
| Aston/Optimum Mid Cap Fund - Class N | 295,252 | 45,847 | 249,405 | - | - | - |
| BlackRock Equity Dividend Fund: | | | | | | |
| BlackRock Equity Dividend Fund - Investor A Shares | 15,481 | 2 | 15,479 | - | - | - |

| | **Year Ended December 31,** | | | | | |
| | **2010** | | | **2009** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| BlackRock Mid Cap Value Opportunities Series, Inc.: | | | | | | |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 439,373 | 175,323 | 264,050 | 24,067 | 3,401 | 20,666 |
| The Bond Fund of America℠, Inc.: | | | | | | |
| The Bond Fund of America℠, Inc. - Class R-4 | 816,433 | 640,049 | 176,384 | 657,902 | 275,615 | 382,287 |
| Calvert Variable Series, Inc.: | | | | | | |
| Calvert VP SRI Balanced Portfolio | 271,534 | 359,124 | (87,590) | 339,058 | 436,345 | (97,287) |
| Capital World Growth & Income Fund℠, Inc.: | | | | | | |
| Capital World Growth & Income Fund℠, Inc. - Class R-3 | 31,876 | 6,500 | 25,376 | 1,129 | 1 | 1,128 |
| Columbia Acorn Trust: | | | | | | |
| Columbia℠ Acorn Fund® - Class A | 653 | - | 653 | - | - | - |
| Columbia℠ Acorn Fund® - Class Z | 547,398 | 190,910 | 356,488 | 190,973 | 42,502 | 148,471 |
| Columbia Funds Series Trust: | | | | | | |
| Columbia Mid Cap Value Fund - Class A | 192,754 | 164,606 | 28,148 | 191,968 | 79,695 | 112,273 |
| Columbia Mid Cap Value Fund - Class Z | 233,762 | 122,114 | 111,648 | 128,854 | 58,761 | 70,093 |
| CRM Mutual Fund Trust: | | | | | | |
| CRM Mid Cap Value Fund - Investor Shares | 25,071 | 15,235 | 9,836 | 10,962 | 5,206 | 5,756 |
| Dodge & Cox Funds: | | | | | | |
| Dodge & Cox International Stock Fund | 299 | - | 299 | - | - | - |
| DWS Institutional Funds: | | | | | | |
| DWS Equity 500 Index Fund - Class S | 5,995 | 834 | 5,161 | 5,473 | 2,374 | 3,099 |
| Eaton Vance Special Investment Trust: | | | | | | |
| Eaton Vance Large-Cap Value Fund - Class R | 4,154 | 2,380 | 1,774 | 1,101 | - | 1,101 |
| EuroPacific Growth Fund®: | | | | | | |
| EuroPacific Growth Fund® - Class R-3 | 331,860 | 310,727 | 21,133 | 396,218 | 297,913 | 98,305 |
| EuroPacific Growth Fund® - Class R-4 | 4,549,396 | 3,844,161 | 705,235 | 4,883,302 | 2,824,983 | 2,058,319 |
| Fidelity® Contrafund®: | | | | | | |
| Fidelity® Advisor New Insights Fund - Institutional Class | 4,438 | 1,311 | 3,127 | - | - | - |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 2,256,647 | 3,350,761 | (1,094,114) | 3,214,042 | 3,734,349 | (520,307) |
| Fidelity® VIP Growth Portfolio - Initial Class | 2,917,042 | 3,363,027 | (445,985) | 2,914,425 | 3,518,809 | (604,384) |
| Fidelity® VIP High Income Portfolio - Initial Class | 341,067 | 356,462 | (15,395) | 456,314 | 285,403 | 170,911 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 485,201 | 696,533 | (211,332) | 674,438 | 747,193 | (72,755) |

| | **Year Ended December 31,** | | | | | |
| | **2010** | | | **2009** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 13,914,298 | 15,157,315 | (1,243,017) | 12,437,181 | 12,096,628 | 340,553 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 519,762 | 603,631 | (83,869) | 679,668 | 633,917 | 45,751 |
| Fidelity® Variable Insurance Products III: | | | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 327,822 | 162,279 | 165,543 | 371,130 | 143,058 | 228,072 |
| Fidelity® Variable Insurance Products V: | | | | | | |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | 81,496 | 112,973 | (31,477) | 129,145 | 118,865 | 10,280 |
| Franklin Mutual Series Fund Inc.: | | | | | | |
| Mutual Global Discovery Fund - Class R | 95,666 | 84,722 | 10,944 | 149,512 | 93,222 | 56,290 |
| Franklin Strategic Series: | | | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 24,433 | 27,280 | (2,847) | 31,797 | 31,630 | 167 |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 2,577,541 | 2,064,161 | 513,380 | 1,849,172 | 1,493,670 | 355,502 |
| Fundamental Investors℠, Inc.: | | | | | | |
| Fundamental Investors℠, Inc. - Class R-3 | 116,011 | 91,342 | 24,669 | 74,129 | 13,763 | 60,366 |
| Fundamental Investors℠, Inc. - Class R-4 | 1,813,422 | 1,012,664 | 800,758 | 1,786,581 | 440,942 | 1,345,639 |
| The Growth Fund of America®, Inc.: | | | | | | |
| The Growth Fund of America® - Class R-3 | 583,377 | 540,230 | 43,147 | 753,521 | 536,030 | 217,491 |
| The Growth Fund of America® - Class R-4 | 5,996,832 | 5,604,283 | 392,549 | 7,328,391 | 4,305,334 | 3,023,057 |
| Hartford Mutual Funds, Inc.: | | | | | | |
| The Hartford Capital Appreciation Fund - Class R4 | 23,938 | 7,398 | 16,540 | - | - | - |
| The Hartford Dividend And Growth Fund - Class R4 | 7,345 | 3,186 | 4,159 | - | - | - |
| The Income Fund of America®, Inc.: | | | | | | |
| The Income Fund of America® - Class R-3 | 98,192 | 100,523 | (2,331) | 121,787 | 131,043 | (9,256) |
| ING Balanced Portfolio, Inc.: | | | | | | |
| ING Balanced Portfolio - Class I | 4,712,385 | 6,226,402 | (1,514,017) | 2,763,347 | 4,160,361 | (1,397,014) |
| ING Equity Trust: | | | | | | |
| ING Real Estate Fund - Class A | 58,754 | 63,710 | (4,956) | 66,555 | 76,982 | (10,427) |
| ING Funds Trust: | | | | | | |
| ING GNMA Income Fund - Class A | 225,619 | 246,338 | (20,719) | 258,970 | 109,364 | 149,606 |
| ING Intermediate Bond Fund - Class A | 168,473 | 176,344 | (7,871) | 161,257 | 169,917 | (8,660) |

213

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2010** | | | **2009** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Intermediate Bond Portfolio: | | | | | | |
| ING Intermediate Bond Portfolio - Class I | 8,540,074 | 9,440,580 | (900,506) | 6,530,718 | 6,637,935 | (107,217) |
| ING Intermediate Bond Portfolio - Class S | 16,271 | 5,163 | 11,108 | 13,869 | 3,156 | 10,713 |
| ING Investors Trust: | | | | | | |
| ING Artio Foreign Portfolio - Service Class | 1,873,339 | 2,319,747 | (446,408) | 900,246 | 1,131,472 | (231,226) |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 1,379,091 | 1,833,561 | (454,470) | 1,855,248 | 2,199,746 | (344,498) |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 29,851 | 28,224 | 1,627 | 20,155 | 15,263 | 4,892 |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 6,631 | 4,385 | 2,246 | 15,875 | 6,805 | 9,070 |
| ING Clarion Global Real Estate Portfolio - Institutional Class | 1,823,495 | 1,682,944 | 140,551 | 1,952,084 | 1,638,079 | 314,005 |
| ING Clarion Real Estate Portfolio - Institutional Class | 188,549 | 164,687 | 23,862 | 245,040 | 204,183 | 40,857 |
| ING Clarion Real Estate Portfolio - Service Class | 2,281,454 | 1,566,442 | 715,012 | 1,710,024 | 1,309,265 | 400,759 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | 1,681,609 | 946,393 | 735,216 | 1,569,633 | 603,000 | 966,633 |
| ING Global Resources Portfolio - Institutional Class | - | (1) | 1 | - | 624 | (624) |
| ING Global Resources Portfolio - Service Class | 4,664,897 | 4,393,098 | 271,799 | 4,154,286 | 3,449,907 | 704,379 |
| ING Janus Contrarian Portfolio - Service Class | 1,572,114 | 796,234 | 775,880 | 1,054,299 | 647,786 | 406,513 |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 15,568 | 20,467 | (4,899) | 15,326 | 7,566 | 7,760 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 561,100 | 730,974 | (169,874) | 896,062 | 581,232 | 314,830 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 1,010,554 | 1,109,677 | (99,123) | 844,046 | 660,999 | 183,047 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 264,664 | 122,654 | 142,010 | 190,256 | 106,877 | 83,379 |
| ING Large Cap Growth Portfolio - Service Class | 229,020 | 40,374 | 188,646 | 44,312 | 19,375 | 24,937 |
| ING Lord Abbett Growth and Income Portfolio - Institutional Class | 2,505,921 | 2,951,079 | (445,158) | 2,092,725 | 2,889,702 | (796,977) |
| ING Lord Abbett Growth and Income Portfolio - Service Class | 12,251 | 9,403 | 2,848 | 65,186 | 57,017 | 8,169 |
| ING Marsico Growth Portfolio - Institutional Class | 371,058 | 331,264 | 39,794 | 414,301 | 330,347 | 83,954 |
| ING Marsico Growth Portfolio - Service Class | 37,453 | 27,544 | 9,909 | 19,214 | 24,619 | (5,405) |
| ING Marsico International Opportunities Portfolio - Adviser Class | 375 | 13,730 | (13,355) | 13,006 | 1,883 | 11,123 |
| ING Marsico International Opportunities Portfolio - Service Class | 220,238 | 331,857 | (111,619) | 330,672 | 345,390 | (14,718) |
| ING MFS Total Return Portfolio - Adviser Class | 9,981 | 1,922 | 8,059 | 45,398 | 15,605 | 29,793 |
| ING MFS Total Return Portfolio - Institutional Class | 668,223 | 991,313 | (323,090) | 811,812 | 1,020,503 | (208,691) |
| ING MFS Total Return Portfolio - Service Class | 469,670 | 601,463 | (131,793) | 540,532 | 568,631 | (28,099) |
| ING MFS Utilities Portfolio - Service Class | 757,963 | 796,916 | (38,953) | 789,309 | 689,729 | 99,580 |
| ING PIMCO High Yield Portfolio - Institutional Class | 461,543 | 248,772 | 212,771 | 303,751 | 98,866 | 204,885 |
| ING PIMCO High Yield Portfolio - Service Class | 1,108,112 | 680,043 | 428,069 | 964,144 | 500,365 | 463,779 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31, | | | | | |
| | 2010 | | | 2009 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING Pioneer Equity Income Portfolio - Institutional Class | 3,778,950 | 4,975,372 | (1,196,422) | 5,046,580 | 4,976,718 | 69,862 |
| ING Pioneer Equity Income Portfolio - Service Class | 342 | 386 | (44) | 387 | - | 387 |
| ING Pioneer Fund Portfolio - Institutional Class | 720,447 | 411,607 | 308,840 | 563,240 | 487,456 | 75,784 |
| ING Pioneer Fund Portfolio - Service Class | 9,923 | 3,402 | 6,521 | 26,114 | 1,902 | 24,212 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 2,032,649 | 2,437,870 | (405,221) | 2,394,060 | 2,120,091 | 273,969 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 29,001 | 29,996 | (995) | 36,819 | 27,096 | 9,723 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 9,237,628 | 4,820,009 | 4,417,619 | 8,208,080 | 4,276,913 | 3,931,167 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 19,049 | 39,742 | (20,693) | 35,979 | 10,624 | 25,355 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 7,831,293 | 9,108,724 | (1,277,431) | 6,784,621 | 5,475,029 | 1,309,592 |
| ING Templeton Global Growth Portfolio - Institutional Class | 13,875 | 17,890 | (4,015) | 56,373 | 77,878 | (21,505) |
| ING Templeton Global Growth Portfolio - Service Class | 139,183 | 146,600 | (7,417) | 214,981 | 127,770 | 87,211 |
| ING U.S. Stock Index Portfolio - Institutional Class | 140,789 | 23,860 | 116,929 | 104,552 | 17,734 | 86,818 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 693,986 | 580,260 | 113,726 | 731,010 | 528,467 | 202,543 |
| ING Wells Fargo HealthCare Portfolio - Service Class | 348,758 | 368,725 | (19,967) | 484,926 | 387,974 | 96,952 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 172,385 | 347,266 | (174,881) | 131,874 | 98,779 | 33,095 |
| ING Money Market Portfolio: | | | | | | |
| ING Money Market Portfolio - Class I | 13,974,028 | 17,020,686 | (3,046,658) | 14,418,890 | 21,768,298 | (7,349,408) |
| ING Mutual Funds: | | | | | | |
| ING Global Real Estate Fund - Class A | 6,325 | 5,062 | 1,263 | 1,746 | - | 1,746 |
| ING International Capital Appreciation Fund - Class I | 1,231 | 678 | 553 | 231 | 14 | 217 |
| ING International SmallCap Multi-Manager Fund - Class A | 35,060 | 50,962 | (15,902) | 48,400 | 62,633 | (14,233) |
| ING Partners, Inc.: | | | | | | |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 2,108 | 1,158 | 950 | 1,633 | 1,648 | (15) |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 2,426,715 | 2,317,165 | 109,550 | 2,167,525 | 1,759,978 | 407,547 |
| ING Baron Asset Portfolio - Service Class | 126,521 | 482,251 | (355,730) | 225,118 | 201,954 | 23,164 |
| ING Baron Small Cap Growth Portfolio - Adviser Class | 9,407 | 4,853 | 4,554 | 75,119 | 7,703 | 67,416 |
| ING Baron Small Cap Growth Portfolio - Service Class | 2,947,533 | 3,123,153 | (175,620) | 3,327,664 | 2,446,219 | 881,445 |
| ING Columbia Small Cap Value Portfolio - Adviser Class | 74 | - | 74 | 2,674 | - | 2,674 |
| ING Columbia Small Cap Value Portfolio - Service Class | 231,564 | 174,917 | 56,647 | 122,280 | 90,512 | 31,768 |
| ING Davis New York Venture Portfolio - Service Class | 321,444 | 318,964 | 2,480 | 403,609 | 297,989 | 105,620 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 306,486 | 188,422 | 118,064 | 235,699 | 181,311 | 54,388 |

| | **Year Ended December 31,** | | | | | |
| | **2010** | | | **2009** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Index Solution 2015 Portfolio - Adviser Class | 21,425 | 40,815 | (19,390) | 24,530 | 9,849 | 14,681 |
| ING Index Solution 2015 Portfolio - Service Class | 5,073 | 2 | 5,071 | - | - | - |
| ING Index Solution 2015 Portfolio - Service 2 Class | 84,908 | 22,639 | 62,269 | - | - | - |
| ING Index Solution 2025 Portfolio - Adviser Class | 37,694 | 115,076 | (77,382) | 66,094 | 30 | 66,064 |
| ING Index Solution 2025 Portfolio - Service Class | 2,061 | - | 2,061 | - | - | - |
| ING Index Solution 2025 Portfolio - Service 2 Class | 184,454 | 52,425 | 132,029 | - | - | - |
| ING Index Solution 2035 Portfolio - Adviser Class | 8,960 | 50,889 | (41,929) | 34,745 | 301 | 34,444 |
| ING Index Solution 2035 Portfolio - Service Class | 1,915 | (1) | 1,916 | - | - | - |
| ING Index Solution 2035 Portfolio - Service 2 Class | 116,799 | 24,333 | 92,466 | - | - | - |
| ING Index Solution 2045 Portfolio - Adviser Class | 6,287 | 23,750 | (17,463) | 16,601 | 111 | 16,490 |
| ING Index Solution 2045 Portfolio - Service Class | 38 | - | 38 | - | - | - |
| ING Index Solution 2045 Portfolio - Service 2 Class | 56,448 | 7,523 | 48,925 | - | - | - |
| ING Index Solution 2055 Portfolio - Service Class | 256 | - | 256 | - | - | - |
| ING Index Solution 2055 Portfolio - Service 2 Class | 18 | 1 | 17 | - | - | - |
| ING Index Solution Income Portfolio - Adviser Class | 747 | 6,736 | (5,989) | 8,970 | 3,093 | 5,877 |
| ING Index Solution Income Portfolio - Service 2 Class | 21,957 | 7,068 | 14,889 | - | - | - |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 4,019 | 2,298 | 1,721 | 3,418 | 4,845 | (1,427) |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 473,470 | 546,831 | (73,361) | 554,955 | 533,831 | 21,124 |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class | 633 | 4,742 | (4,109) | 11,006 | 7,373 | 3,633 |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class | 1,401,390 | 1,979,797 | (578,407) | 1,349,996 | 2,053,099 | (703,103) |
| ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class | 2,792 | 2,168 | 624 | 12,662 | 13,294 | (632) |
| ING Oppenheimer Global Portfolio - Adviser Class | 7,591 | 4,199 | 3,392 | 11,157 | 6,119 | 5,038 |
| ING Oppenheimer Global Portfolio - Initial Class | 6,708,567 | 9,861,179 | (3,152,612) | 6,711,682 | 9,887,520 | (3,175,838) |
| ING Oppenheimer Global Portfolio - Service Class | 10,273 | 4,632 | 5,641 | 9,736 | 1,242 | 8,494 |
| ING Oppenheimer Global Strategic Income Portfolio - Adviser Class | 21,680 | 7,267 | 14,413 | 12,340 | 18,469 | (6,129) |
| ING Oppenheimer Global Strategic Income Portfolio - Initial Class | 3,677,388 | 3,552,941 | 124,447 | 3,094,797 | 2,992,699 | 102,098 |
| ING Oppenheimer Global Strategic Income Portfolio - Service Class | 50,911 | 19,317 | 31,594 | 51,900 | 18,654 | 33,246 |
| ING PIMCO Total Return Portfolio - Adviser Class | 86,452 | 35,474 | 50,978 | 42,778 | 23,828 | 18,950 |
| ING PIMCO Total Return Portfolio - Service Class | 8,136,537 | 5,431,508 | 2,705,029 | 7,616,429 | 3,416,374 | 4,200,055 |
| ING Pioneer High Yield Portfolio - Initial Class | 1,619,389 | 1,490,029 | 129,360 | 1,017,428 | 478,388 | 539,040 |
| ING Pioneer High Yield Portfolio - Service Class | 17,444 | 7,091 | 10,353 | 5,526 | 1,877 | 3,649 |

| | **Year Ended December 31,** | | | | | |
| | **2010** | | | **2009** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Solution 2015 Portfolio - Adviser Class | 338,670 | 1,640,501 | (1,301,831) | 708,028 | 564,424 | 143,604 |
| ING Solution 2015 Portfolio - Service Class | 1,816,759 | 981,431 | 835,328 | 1,921,891 | 981,529 | 940,362 |
| ING Solution 2015 Portfolio - Service 2 Class | 1,937,267 | 640,594 | 1,296,673 | - | - | - |
| ING Solution 2025 Portfolio - Adviser Class | 354,162 | 2,076,046 | (1,721,884) | 995,774 | 691,384 | 304,390 |
| ING Solution 2025 Portfolio - Service Class | 2,635,373 | 1,461,678 | 1,173,695 | 3,025,023 | 1,315,890 | 1,709,133 |
| ING Solution 2025 Portfolio - Service 2 Class | 2,274,477 | 566,788 | 1,707,689 | - | - | - |
| ING Solution 2035 Portfolio - Adviser Class | 286,562 | 1,799,158 | (1,512,596) | 887,912 | 537,460 | 350,452 |
| ING Solution 2035 Portfolio - Service Class | 2,231,641 | 1,349,651 | 881,990 | 2,558,142 | 878,535 | 1,679,607 |
| ING Solution 2035 Portfolio - Service 2 Class | 1,936,436 | 511,170 | 1,425,266 | - | - | - |
| ING Solution 2045 Portfolio - Adviser Class | 194,723 | 1,258,940 | (1,064,217) | 565,424 | 291,190 | 274,234 |
| ING Solution 2045 Portfolio - Service Class | 2,036,203 | 1,300,711 | 735,492 | 1,866,419 | 552,378 | 1,314,041 |
| ING Solution 2045 Portfolio - Service 2 Class | 1,407,049 | 265,282 | 1,141,767 | - | - | - |
| ING Solution 2055 Portfolio - Service Class | 20,098 | 926 | 19,172 | - | - | - |
| ING Solution 2055 Portfolio - Service 2 Class | 16,896 | 1,810 | 15,086 | - | - | - |
| ING Solution Growth Portfolio - Service Class | 61,688 | 17,428 | 44,260 | 79,222 | 17,916 | 61,306 |
| ING Solution Income Portfolio - Adviser Class | 105,787 | 797,829 | (692,042) | 199,144 | 277,710 | (78,566) |
| ING Solution Income Portfolio - Service Class | 606,445 | 415,137 | 191,308 | 364,366 | 244,677 | 119,689 |
| ING Solution Income Portfolio - Service 2 Class | 841,314 | 383,001 | 458,313 | - | - | - |
| ING Solution Moderate Portfolio - Service Class | 103,183 | 23,722 | 79,461 | 147,885 | 62,299 | 85,586 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 7,074 | 3,075 | 3,999 | 7,541 | 7,055 | 486 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 3,792,667 | 4,816,050 | (1,023,383) | 4,379,955 | 5,167,474 | (787,519) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 20,190 | 12,596 | 7,594 | 22,222 | 23,821 | (1,599) |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 22,737 | 26,602 | (3,865) | 14,322 | 12,610 | 1,712 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 3,311,494 | 3,495,977 | (184,483) | 2,578,334 | 2,538,610 | 39,724 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 80,134 | 68,009 | 12,125 | 71,484 | 57,843 | 13,641 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 12,053 | 1,716 | 10,337 | 5,367 | 1,981 | 3,386 |
| ING Templeton Foreign Equity Portfolio - Initial Class | 1,550,476 | 2,117,048 | (566,572) | 1,816,214 | 2,411,920 | (595,706) |
| ING Templeton Foreign Equity Portfolio - Service Class | 2,929 | 530 | 2,399 | 3,257 | 2,780 | 477 |
| ING Thornburg Value Portfolio - Adviser Class | 4,945 | 12,571 | (7,626) | 3,966 | 3,384 | 582 |
| ING Thornburg Value Portfolio - Initial Class | 709,235 | 977,392 | (268,157) | 1,111,777 | 1,016,268 | 95,509 |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | 838 | 1,977 | (1,139) | 2,910 | 515 | 2,395 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2010 | | | 2009 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| ING Partners, Inc. (continued): | | | | | | |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 566,138 | 1,093,397 | (527,259) | 841,529 | 1,410,276 | (568,747) |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 494 | (1) | 495 | 337 | 23 | 314 |
| ING Van Kampen Comstock Portfolio - Adviser Class | 1,829 | 3,578 | (1,749) | 6,182 | 3,967 | 2,215 |
| ING Van Kampen Comstock Portfolio - Service Class | 1,016,974 | 1,479,441 | (462,467) | 984,248 | 1,280,949 | (296,701) |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | 1,009 | 3,078 | (2,069) | 12,292 | 1,466 | 10,826 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 2,632,160 | 4,163,581 | (1,531,421) | 3,168,735 | 5,141,132 | (1,972,397) |
| ING Van Kampen Equity and Income Portfolio - Service Class | 1,707 | 487 | 1,220 | 1,428 | 2,575 | (1,147) |
| ING Series Fund, Inc.: | | | | | | |
| ING Core Equity Research Fund - Class A | 16,078 | 12,366 | 3,712 | 13,627 | 4,167 | 9,460 |
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING Strategic Allocation Conservative Portfolio - Class I | 747,516 | 814,139 | (66,623) | 610,517 | 626,697 | (16,180) |
| ING Strategic Allocation Growth Portfolio - Class I | 940,285 | 1,038,631 | (98,346) | 1,114,404 | 1,058,520 | 55,884 |
| ING Strategic Allocation Moderate Portfolio - Class I | 923,628 | 964,343 | (40,715) | 1,221,558 | 1,154,601 | 66,957 |
| ING Variable Funds: | | | | | | |
| ING Growth and Income Portfolio - Class A | 17,534 | 2,142 | 15,392 | 7,711 | 16,604 | (8,893) |
| ING Growth and Income Portfolio - Class I | 7,435,484 | 8,643,832 | (1,208,348) | 4,731,369 | 10,252,286 | (5,520,917) |
| ING Growth and Income Portfolio - Class S | 61,797 | 17,685 | 44,112 | 68,276 | 16,639 | 51,637 |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 5 | - | 22,229 | (22,229) | - | 5,737 | (5,737) |
| ING GET U.S. Core Portfolio - Series 6 | - | 13,528 | (13,528) | 11,312 | 35,690 | (24,378) |
| ING GET U.S. Core Portfolio - Series 7 | 2,652 | 32,470 | (29,818) | 4,889 | 35,115 | (30,226) |
| ING GET U.S. Core Portfolio - Series 8 | 2,206 | 2,470 | (264) | 1,268 | 42,523 | (41,255) |
| ING GET U.S. Core Portfolio - Series 9 | - | 481 | (481) | 842 | 864 | (22) |
| ING GET U.S. Core Portfolio - Series 10 | - | 635 | (635) | 27 | 27 | - |
| ING GET U.S. Core Portfolio - Series 11 | - | 29 | (29) | 32 | 38 | (6) |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Class I | 3,661,949 | 3,451,937 | 210,012 | 4,089,157 | 2,677,033 | 1,412,124 |
| ING Index Plus LargeCap Portfolio - Class I | 2,520,283 | 4,135,055 | (1,614,772) | 3,179,901 | 4,347,128 | (1,167,227) |
| ING Index Plus LargeCap Portfolio - Class S | 1,875 | 9,062 | (7,187) | 224 | 2,765 | (2,541) |
| ING Index Plus MidCap Portfolio - Class I | 4,076,518 | 5,133,360 | (1,056,842) | 4,401,087 | 4,555,552 | (154,465) |
| ING Index Plus MidCap Portfolio - Class S | 16,709 | 15,052 | 1,657 | 18,288 | 4,586 | 13,702 |

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2010** | | | **2009** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Variable Portfolios, Inc. (continued): | | | | | | |
| ING Index Plus SmallCap Portfolio - Class I | 1,680,563 | 1,872,272 | (191,709) | 1,752,123 | 1,940,524 | (188,401) |
| ING Index Plus SmallCap Portfolio - Class S | 1,274 | 821 | 453 | 8,478 | 2,737 | 5,741 |
| ING International Index Portfolio - Class I | 635,621 | 702,663 | (67,042) | 2,677,101 | 312,846 | 2,364,255 |
| ING International Index Portfolio - Class S | 1,854 | 2,371 | (517) | 1,449 | - | 1,449 |
| ING Opportunistic Large Cap Portfolio - Class I | 932,873 | 6,605,656 | (5,672,783) | 3,266,014 | 1,148,039 | 2,117,975 |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | 197,098 | 143,691 | 53,407 | 373,677 | 152,728 | 220,949 |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 19,313 | 11,164 | 8,149 | 41,627 | 12,703 | 28,924 |
| ING Russell™ Large Cap Index Portfolio - Class I | 585,390 | 480,629 | 104,761 | 1,288,358 | 501,374 | 786,984 |
| ING Russell™ Large Cap Index Portfolio - Class S | 698 | 15 | 683 | - | - | - |
| ING Russell™ Large Cap Value Index Portfolio - Class I | 10,217 | 5,704 | 4,513 | 9,126 | 2,496 | 6,630 |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 116,940 | 101,661 | 15,279 | 222,970 | 58,287 | 164,683 |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 140,230 | 87,096 | 53,134 | 266,294 | 28,919 | 237,375 |
| ING Russell™ Mid Cap Index Portfolio - Class I | 368,526 | 163,485 | 205,041 | 348,940 | 140,076 | 208,864 |
| ING Russell™ Small Cap Index Portfolio - Class I | 390,566 | 133,652 | 256,914 | 228,049 | 94,240 | 133,809 |
| ING Small Company Portfolio - Class I | 1,396,919 | 1,446,648 | (49,729) | 1,201,815 | 1,177,502 | 24,313 |
| ING Small Company Portfolio - Class S | 584 | 324 | 260 | 1,637 | 2,488 | (851) |
| ING U.S. Bond Index Portfolio - Class I | 463,662 | 354,446 | 109,216 | 412,600 | 197,562 | 215,038 |
| ING Variable Products Trust: | | | | | | |
| ING International Value Portfolio - Class I | 4,793,317 | 6,475,410 | (1,682,093) | 4,876,892 | 5,052,979 | (176,087) |
| ING International Value Portfolio - Class S | 2,662 | 4,962 | (2,300) | 5,861 | 8,562 | (2,701) |
| ING MidCap Opportunities Portfolio - Class I | 828,669 | 416,673 | 411,996 | 370,474 | 307,196 | 63,278 |
| ING MidCap Opportunities Portfolio - Class S | 195,227 | 19,773 | 175,454 | 12,090 | 1,911 | 10,179 |
| ING SmallCap Opportunities Portfolio - Class I | 932,173 | 472,610 | 459,563 | 511,094 | 387,988 | 123,106 |
| ING SmallCap Opportunities Portfolio - Class S | 10,799 | 1,303 | 9,496 | 1,460 | 1,511 | (51) |
| Invesco Growth Series: | | | | | | |
| Invesco Mid Cap Core Equity Fund - Class A | 410,411 | 228,358 | 182,053 | 189,583 | 32,854 | 156,729 |
| Invesco Small Cap Growth Fund - Class A | 567 | 375 | 192 | 356 | 1 | 355 |
| Invesco Investment Funds: | | | | | | |
| Invesco Global Health Care Fund - Investor Class | 3,564 | 3,182 | 382 | 1,737 | 1,400 | 337 |

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2010** | | | **2009** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Invesco Sector Funds: | | | | | | |
| Invesco U.S. Small Cap Value Fund - Class Y | 492,901 | 210,227 | 282,674 | 148,863 | 81,684 | 67,179 |
| Invesco Van Kampen Small Cap Value Fund - Class A | 10,424 | 8,777 | 1,647 | 11,299 | 5,700 | 5,599 |
| Invesco Variable Insurance Funds: | | | | | | |
| Invesco V.I. Capital Appreciation Fund - Series I Shares | 405,953 | 541,733 | (135,780) | 601,116 | 691,603 | (90,487) |
| Invesco V.I. Core Equity Fund - Series I Shares | 692,392 | 1,030,987 | (338,595) | 898,241 | 1,058,442 | (160,201) |
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 555 | 1,795 | (1,240) | 1,528 | 2,532 | (1,004) |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 1,111 | 2,728 | (1,617) | 1,621 | 2,470 | (849) |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 334 | 370 | (36) | 535 | 2,380 | (1,845) |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 181 | 827 | (646) | 734 | 1,959 | (1,225) |
| Janus Aspen Series Worldwide Portfolio - Institutional Shares | 749 | 2,609 | (1,860) | 1,300 | 3,754 | (2,454) |
| The Lazard Funds, Inc.: | | | | | | |
| Lazard Emerging Markets Equity Portfolio - Open Shares | 16 | - | 16 | - | - | - |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 3,079,970 | 2,951,821 | 128,149 | 114,790 | 28,663 | 86,127 |
| LKCM Funds: | | | | | | |
| LKCM Aquinas Growth Fund | 8,459 | 8,186 | 273 | 18,827 | 17,199 | 1,628 |
| Loomis Sayles Funds I: | | | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 229,861 | 93,438 | 136,423 | 202,927 | 53,099 | 149,828 |
| Lord Abbett Developing Growth Fund, Inc.: | | | | | | |
| Lord Abbett Developing Growth Fund, Inc. - Class A | 1,330 | - | 1,330 | - | - | - |
| Lord Abbett Investment Trust: | | | | | | |
| Lord Abbett Core Fixed Income Fund - Class A | 373 | - | 373 | - | - | - |
| Lord Abbett Mid Cap Value Fund, Inc.: | | | | | | |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | 60,884 | 51,265 | 9,619 | 51,416 | 40,180 | 11,236 |
| Lord Abbett Research Fund, Inc.: | | | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 22,890 | 18,549 | 4,341 | 27,100 | 30,360 | (3,260) |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 2,860,586 | 3,672,153 | (811,567) | 2,762,576 | 3,296,565 | (533,989) |
| Massachusetts Investors Growth Stock Fund: | | | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 11,225 | 8,553 | 2,672 | 12,513 | 31,771 | (19,258) |

| | Year Ended December 31, | | | | | |
| | **2010** | | | **2009** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Neuberger Berman Equity Funds®: | | | | | | |
| Neuberger Berman Socially Responsive Fund® - Trust Class | 352,938 | 116,809 | 236,129 | 257,617 | 151,328 | 106,289 |
| New Perspective Fund®, Inc.: | | | | | | |
| New Perspective Fund®, Inc. - Class R-3 | 76,107 | 82,396 | (6,289) | 91,756 | 73,558 | 18,198 |
| New Perspective Fund®, Inc. - Class R-4 | 1,572,107 | 1,185,274 | 386,833 | 1,341,826 | 904,028 | 437,798 |
| Oppenheimer Capital Appreciation Fund: | | | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 20,859 | 32,637 | (11,778) | 56,312 | 54,343 | 1,969 |
| Oppenheimer Developing Markets Fund: | | | | | | |
| Oppenheimer Developing Markets Fund - Class A | 1,586,240 | 1,325,152 | 261,088 | 1,856,189 | 1,147,945 | 708,244 |
| Oppenheimer Gold & Special Minerals Fund: | | | | | | |
| Oppenheimer Gold & Special Minerals Fund - Class A | 2,145 | - | 2,145 | - | - | - |
| Oppenheimer International Bond Fund: | | | | | | |
| Oppenheimer International Bond Fund - Class A | 4,839 | 8 | 4,831 | - | - | - |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Global Securities/VA | 727 | 2,086 | (1,359) | 1,539 | 4,875 | (3,336) |
| Oppenheimer Main Street Fund®/VA | - | 933 | (933) | 19 | 984 | (965) |
| Oppenheimer Main Street Small Cap Fund®/VA | 350,892 | 324,799 | 26,093 | 435,835 | 276,209 | 159,626 |
| Oppenheimer Small- & Mid-Cap Growth Fund/VA | - | 479 | (479) | 71 | 508 | (437) |
| Oppenheimer Strategic Bond Fund/VA | 194 | 494 | (300) | 368 | 1,598 | (1,230) |
| Pax World Funds Series Trust I: | | | | | | |
| Pax World Balanced Fund - Individual Investor Class | 1,037,222 | 1,637,613 | (600,391) | 1,146,276 | 1,087,987 | 58,289 |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 5,319,825 | 2,559,581 | 2,760,244 | 4,869,131 | 2,210,985 | 2,658,146 |
| Pioneer High Yield Fund: | | | | | | |
| Pioneer High Yield Fund - Class A | 103,633 | 138,528 | (34,895) | 179,778 | 135,434 | 44,344 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 1,520,737 | 1,791,851 | (271,114) | 2,155,399 | 1,372,358 | 783,041 |
| Pioneer Equity Income VCT Portfolio - Class I | 9 | 9 | - | 4,935 | 4,940 | (5) |
| Pioneer High Yield VCT Portfolio - Class I | 525,939 | 542,695 | (16,756) | 671,092 | 563,003 | 108,089 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | 87 | 87 | - | 4,324 | 4,324 | - |
| Premier VIT: | | | | | | |
| Premier VIT OpCap Mid Cap Portfolio - Class I | 236,499 | 1,172,688 | (936,189) | 737,762 | 238,163 | 499,599 |

| | Year Ended December 31, | | | | | |
| | 2010 | | | 2009 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| RiverSource® Investment Series, Inc.: | | | | | | |
| Columbia Diversified Equity Income Fund - Class R-3 | 48,573 | 60,606 | (12,033) | 49,908 | 20,148 | 29,760 |
| Columbia Diversified Equity Income Fund - Class R-4 | 565,912 | 386,517 | 179,395 | 306,207 | 130,325 | 175,882 |
| SmallCap World Fund, Inc.: | | | | | | |
| SMALLCAP World Fund® - Class R-4 | 926,596 | 570,640 | 355,956 | 345,504 | 100,009 | 245,495 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 35,244 | 56,857 | (21,613) | 28,576 | 29,692 | (1,116) |
| T. Rowe Price Value Fund, Inc.: | | | | | | |
| T. Rowe Price Value Fund - Advisor Class | 4,551 | 944 | 3,607 | 5,453 | 59 | 5,394 |
| Templeton Funds, Inc.: | | | | | | |
| Templeton Foreign Fund - Class A | 53,808 | 63,196 | (9,388) | 56,946 | 44,584 | 12,362 |
| Templeton Income Trust: | | | | | | |
| Templeton Global Bond Fund - Class A | 4,006,876 | 2,510,372 | 1,496,504 | 3,261,557 | 2,014,101 | 1,247,456 |
| Vanguard® Variable Insurance Fund: | | | | | | |
| Diversified Value Portfolio | 457 | 824 | (367) | 2,048 | 3,405 | (1,357) |
| Equity Income Portfolio | 9,470 | 5,731 | 3,739 | 13,206 | 10,059 | 3,147 |
| Small Company Growth Portfolio | 916 | 1,760 | (844) | 4,394 | 3,944 | 450 |
| Wanger Advisors Trust: | | | | | | |
| Wanger International | 1,863,069 | 1,094,125 | 768,944 | 1,138,151 | 627,154 | 510,997 |
| Wanger Select | 2,768,704 | 1,782,379 | 986,325 | 1,954,522 | 1,171,233 | 783,289 |
| Wanger USA | 1,143,820 | 717,960 | 425,860 | 717,662 | 429,280 | 288,382 |
| Washington Mutual Investors Fund℠, Inc.: | | | | | | |
| Washington Mutual Investors Fund℠, Inc. - Class R-3 | 193,839 | 211,201 | (17,362) | 156,376 | 198,110 | (41,734) |
| Washington Mutual Investors Fund℠, Inc. - Class R-4 | 2,121,584 | 2,260,584 | (139,000) | 2,240,754 | 1,925,212 | 315,542 |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 1,874 | 812 | 1,062 | 2,101 | 361 | 1,740 |
| Wells Fargo Advantage Special Small Cap Values Fund - Class A | 1,213,703 | 1,269,628 | (55,925) | 1,105,049 | 958,702 | 146,347 |

**9.      Unit Summary**

A summary of units outstanding at December 31, 2010 follows:

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Alger Green Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 142.286 | $        9.00 | $        1,281 |
| ING MAP PLUS NP19 | 240.760 | 8.90 | 2,143 |
| Qualified VI | 33,326.820 | 14.02 | 467,242 |
| Qualified XII (0.25) | 5.599 | 14.25 | 80 |
| Qualified XII (0.30) | 18.657 | 14.24 | 266 |
| Qualified XII (0.50) | 348.932 | 14.19 | 4,951 |
| Qualified XII (0.55) | 80.749 | 14.18 | 1,145 |
| Qualified XII (0.60) | 29.502 | 14.17 | 418 |
| Qualified XII (0.65) | 229.839 | 14.16 | 3,255 |
| Qualified XII (0.70) | 825.986 | 14.14 | 11,679 |
| Qualified XII (0.75) | 4,296.975 | 14.13 | 60,716 |
| Qualified XII (0.80) | 2,218.212 | 14.12 | 31,321 |
| Qualified XII (0.85) | 10,105.299 | 14.11 | 142,586 |
| Qualified XII (0.90) | 1,784.305 | 14.10 | 25,159 |
| Qualified XII (0.95) | 5,973.217 | 14.09 | 84,163 |
| Qualified XII (1.00) | 20,222.093 | 14.07 | 284,525 |
| Qualified XII (1.05) | 275.815 | 14.06 | 3,878 |
| Qualified XII (1.10) | 913.817 | 14.05 | 12,839 |
| Qualified XII (1.15) | 722.714 | 14.04 | 10,147 |
| Qualified XII (1.25) | 1,497.402 | 14.02 | 20,994 |
| Qualified XII (1.40) | 36.592 | 13.98 | 512 |
| Qualified XII (1.45) | 8.102 | 13.97 | 113 |
| Qualified XII (1.50) | 680.335 | 13.96 | 9,497 |
| Qualified XVI | 1,139.921 | 13.96 | 15,913 |
| Qualified XXVII | 26,163.663 | 14.36 | 375,710 |
| Qualified XXXIV | 1,259.696 | 14.10 | 17,762 |
| Qualified XXXVIII | 1,724.343 | 14.31 | 24,675 |
| Qualified LIV | 99.923 | 14.12 | 1,411 |
| | 114,371.554 | | $        1,614,381 |
| **AllianceBernstein Growth and Income Fund, Inc. -** | | | |
| **   Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 4.338 | $        10.79 | $        47 |
| ING MAP PLUS NP11 | 80.871 | 10.72 | 867 |
| ING MAP PLUS NP13 | 3,052.710 | 10.64 | 32,481 |
| ING MAP PLUS NP15 | 4,033.506 | 10.57 | 42,634 |
| ING MAP PLUS NP17 | 2,543.494 | 10.50 | 26,707 |
| ING MAP PLUS NP21 | 418.747 | 10.35 | 4,334 |
| ING MAP PLUS NP23 | 205.058 | 10.28 | 2,108 |
| ING MAP PLUS NP26 | 1,141.708 | 10.17 | 11,611 |
| ING MAP PLUS NP27 | 6,965.607 | 10.14 | 70,631 |
| | 18,446.039 | | $        191,420 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AllianceBernstein Growth and Income Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 16,324.472 | $ 11.00 | $ 179,569 |
| Qualified X (1.25) | 24,674.292 | 10.93 | 269,690 |
| Qualified XVIII | 718.913 | 11.11 | 7,987 |
| | 41,717.677 | | $ 457,246 |
| **Allianz NFJ Dividend Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 9,393.032 | $ 13.74 | $ 129,060 |
| ING MAP PLUS NP17 | 9,418.871 | 13.67 | 128,756 |
| | 18,811.903 | | $ 257,816 |
| **Allianz NFJ Large-Cap Value Fund - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 426.395 | $ 7.78 | $ 3,317 |
| Qualified XLII | 228,628.215 | 8.04 | 1,838,171 |
| Qualified LIV | 4,827.465 | 7.87 | 37,992 |
| | 233,882.075 | | $ 1,879,480 |
| **Allianz NFJ Small-Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 58.467 | $ 18.40 | $ 1,076 |
| ING MAP PLUS NP11 | 1,780.612 | 18.21 | 32,425 |
| ING MAP PLUS NP14 | 6,784.036 | 18.02 | 122,248 |
| ING MAP PLUS NP15 | 459.308 | 17.96 | 8,249 |
| ING MAP PLUS NP17 | 897.546 | 17.83 | 16,003 |
| ING MAP PLUS NP18 | 676.313 | 17.77 | 12,018 |
| ING MAP PLUS NP21 | 6,260.159 | 17.59 | 110,116 |
| ING MAP PLUS NP22 | 1,642.982 | 17.53 | 28,801 |
| ING MAP PLUS NP23 | 1,799.579 | 17.47 | 31,439 |
| ING MAP PLUS NP28 | 2,043.783 | 17.17 | 35,092 |
| ING MAP PLUS NP30 | 34.874 | 17.05 | 595 |
| | 22,437.659 | | $ 398,062 |
| **Amana Growth Fund** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 6.329 | $ 14.24 | $ 90 |
| ING MAP PLUS NP11 | 39.732 | 14.16 | 563 |
| ING MAP PLUS NP13 | 343.931 | 14.13 | 4,860 |
| ING MAP PLUS NP15 | 800.731 | 14.11 | 11,298 |
| ING MAP PLUS NP17 | 12,285.216 | 14.09 | 173,099 |
| ING MAP PLUS NP18 | 3,003.397 | 14.08 | 42,288 |
| ING MAP PLUS NP26 | 7.345 | 13.98 | 103 |
| ING MAP PLUS NP29 | 2,017.072 | 13.95 | 28,138 |
| Qualified VI | 244,636.137 | 14.04 | 3,434,691 |
| Qualified XII (0.00) | 7,388.336 | 11.30 | 83,488 |
| Qualified XII (0.05) | 50,613.646 | 14.33 | 725,294 |
| Qualified XII (0.30) | 19,115.914 | 11.22 | 214,481 |
| Qualified XII (0.40) | 8,672.755 | 11.19 | 97,048 |
| Qualified XII (0.50) | 10,061.850 | 11.16 | 112,290 |
| Qualified XII (0.55) | 2,070.152 | 11.15 | 23,082 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Amana Growth Fund (continued)** | | | |
| Qualified XII (0.60) | 4,017.450 | $ 11.14 | $ 44,754 |
| Qualified XII (0.65) | 16,015.825 | 11.12 | 178,096 |
| Qualified XII (0.70) | 4,040.869 | 11.11 | 44,894 |
| Qualified XII (0.75) | 151,347.197 | 11.10 | 1,679,954 |
| Qualified XII (0.80) | 45,563.625 | 11.08 | 504,845 |
| Qualified XII (0.85) | 109,430.814 | 11.07 | 1,211,399 |
| Qualified XII (0.90) | 6,226.377 | 11.06 | 68,864 |
| Qualified XII (0.95) | 52,828.397 | 11.05 | 583,754 |
| Qualified XII (1.00) | 568,786.242 | 11.03 | 6,273,712 |
| Qualified XII (1.05) | 1,776.669 | 11.02 | 19,579 |
| Qualified XII (1.10) | 4,653.992 | 11.01 | 51,240 |
| Qualified XII (1.15) | 1,331.490 | 10.99 | 14,633 |
| Qualified XII (1.20) | 10,857.039 | 10.98 | 119,210 |
| Qualified XII (1.25) | 23,837.513 | 10.97 | 261,498 |
| Qualified XII (1.40) | 1,136.236 | 10.93 | 12,419 |
| Qualified XII (1.45) | 225.330 | 10.92 | 2,461 |
| Qualified XII (1.50) | 577.525 | 10.90 | 6,295 |
| Qualified XVI | 6,550.732 | 13.98 | 91,579 |
| Qualified XXVII | 94,190.438 | 14.28 | 1,345,039 |
| Qualified XXXIV | 179.998 | 11.09 | 1,996 |
| Qualified XXXVIII | 6,036.157 | 11.30 | 68,209 |
| Qualified LIV | 24,478.852 | 14.15 | 346,376 |
| Qualified LVI | 8,271.151 | 14.27 | 118,029 |
| | 1,503,422.461 | | $ 17,999,648 |
| **Amana Income Fund** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 181.397 | $ 13.31 | $ 2,414 |
| ING Custom Choice 65 | 6.693 | 13.50 | 90 |
| ING MAP PLUS NP9 | 2,481.994 | 13.44 | 33,358 |
| ING MAP PLUS NP11 | 1,497.600 | 13.42 | 20,098 |
| ING MAP PLUS NP15 | 606.700 | 13.37 | 8,112 |
| ING MAP PLUS NP19 | 106.674 | 13.33 | 1,422 |
| ING MAP PLUS NP22 | 215.068 | 13.30 | 2,860 |
| ING MAP PLUS NP23 | 260.980 | 13.29 | 3,468 |
| ING MAP PLUS NP26 | 289.122 | 13.25 | 3,831 |
| ING MAP PLUS NP27 | 759.727 | 13.24 | 10,059 |
| Qualified VI | 376,353.079 | 13.31 | 5,009,259 |
| Qualified XII (0.05) | 47,509.327 | 13.58 | 645,177 |
| Qualified XII (0.30) | 21,014.846 | 11.18 | 234,946 |
| Qualified XII (0.40) | 7,768.255 | 11.16 | 86,694 |
| Qualified XII (0.50) | 7,440.479 | 11.13 | 82,813 |
| Qualified XII (0.55) | 604.365 | 11.12 | 6,721 |
| Qualified XII (0.60) | 3,093.886 | 11.10 | 34,342 |
| Qualified XII (0.65) | 18,743.261 | 11.09 | 207,863 |
| Qualified XII (0.70) | 1,701.958 | 11.08 | 18,858 |
| Qualified XII (0.75) | 477,897.084 | 11.07 | 5,290,321 |
| Qualified XII (0.80) | 86,108.101 | 11.05 | 951,495 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Amana Income Fund (continued)** | | | |
| Qualified XII (0.85) | 196,017.764 | $ 11.04 | $ 2,164,036 |
| Qualified XII (0.90) | 24,649.199 | 11.03 | 271,881 |
| Qualified XII (0.95) | 67,671.353 | 11.01 | 745,062 |
| Qualified XII (1.00) | 600,684.463 | 11.00 | 6,607,529 |
| Qualified XII (1.05) | 49.525 | 10.99 | 544 |
| Qualified XII (1.10) | 22,452.877 | 10.97 | 246,308 |
| Qualified XII (1.15) | 3,566.776 | 10.96 | 39,092 |
| Qualified XII (1.20) | 1,126.916 | 10.95 | 12,340 |
| Qualified XII (1.25) | 32,394.657 | 10.94 | 354,398 |
| Qualified XII (1.40) | 941.851 | 10.90 | 10,266 |
| Qualified XII (1.50) | 564.870 | 10.87 | 6,140 |
| Qualified XVI | 9,969.807 | 13.25 | 132,100 |
| Qualified XXVI | 504.915 | 13.38 | 6,756 |
| Qualified XXVII | 356,863.067 | 13.81 | 4,928,279 |
| Qualified XXXIV | 1,325.660 | 11.06 | 14,662 |
| Qualified XXXVIII | 16,394.101 | 11.26 | 184,598 |
| Qualified LIV | 71,150.415 | 13.41 | 954,127 |
| Qualified LVI | 5,517.154 | 13.53 | 74,647 |
| | 2,466,485.966 | | $ 29,406,966 |
| | | | |
| **American Balanced Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 11,423.779 | $ 13.05 | $ 149,080 |
| ING MAP PLUS NP3 | 152.211 | 12.96 | 1,973 |
| ING MAP PLUS NP4 | 9,383.373 | 12.91 | 121,139 |
| ING MAP PLUS NP6 | 1,992.105 | 12.82 | 25,539 |
| ING MAP PLUS NP8 | 5,760.101 | 12.74 | 73,384 |
| ING MAP PLUS NP9 | 78,894.600 | 12.69 | 1,001,172 |
| ING MAP PLUS NP10 | 69,207.715 | 12.65 | 875,478 |
| ING MAP PLUS NP11 | 13,237.948 | 12.61 | 166,931 |
| ING MAP PLUS NP13 | 670.381 | 12.52 | 8,393 |
| ING MAP PLUS NP14 | 65,995.188 | 12.48 | 823,620 |
| ING MAP PLUS NP15 | 28,304.316 | 12.43 | 351,823 |
| ING MAP PLUS NP16 | 2,053.288 | 12.39 | 25,440 |
| ING MAP PLUS NP17 | 25,092.562 | 12.35 | 309,893 |
| ING MAP PLUS NP18 | 35.269 | 12.30 | 434 |
| ING MAP PLUS NP19 | 25,407.363 | 12.26 | 311,494 |
| ING MAP PLUS NP20 | 67,685.214 | 12.22 | 827,113 |
| ING MAP PLUS NP21 | 51,023.869 | 12.18 | 621,471 |
| ING MAP PLUS NP23 | 8,570.569 | 12.09 | 103,618 |
| ING MAP PLUS NP25 | 3,422.062 | 12.01 | 41,099 |
| ING MAP PLUS NP26 | 7,492.519 | 11.97 | 89,685 |
| ING MAP PLUS NP27 | 10,654.655 | 11.93 | 127,110 |
| ING MAP PLUS NP28 | 8,672.063 | 11.89 | 103,111 |
| ING MAP PLUS NP29 | 1,157.403 | 11.85 | 13,715 |
| ING MAP PLUS NP30 | 68.015 | 11.80 | 803 |
| ING MAP PLUS NP32 | 385.450 | 11.72 | 4,517 |
| | 496,742.018 | | $ 6,178,035 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **American Century Inflation-Adjusted Bond Fund - Investor Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,104.238 | $ 11.14 | $ 23,441 |
| ING MAP PLUS NP11 | 35,658.062 | 11.22 | 400,083 |
| ING MAP PLUS NP14 | 5,770.357 | 11.19 | 64,570 |
| ING MAP PLUS NP15 | 4,166.554 | 11.18 | 46,582 |
| ING MAP PLUS NP16 | 1,202.211 | 11.17 | 13,429 |
| ING MAP PLUS NP17 | 5,574.323 | 11.16 | 62,209 |
| ING MAP PLUS NP26 | 2,756.093 | 11.08 | 30,538 |
| ING MAP PLUS NP27 | 704.018 | 11.07 | 7,793 |
| ING MAP PLUS NP32 | 28.078 | 11.02 | 309 |
| Qualified VI | 259,552.225 | 11.14 | 2,891,412 |
| Qualified VIII | 182.595 | 11.14 | 2,034 |
| Qualified XII (0.00) | 4,533.848 | 11.37 | 51,550 |
| Qualified XII (0.25) | 1,690.159 | 11.33 | 19,150 |
| Qualified XII (0.30) | 4,052.776 | 11.32 | 45,877 |
| Qualified XII (0.40) | 6,968.221 | 11.30 | 78,741 |
| Qualified XII (0.50) | 13,724.543 | 11.28 | 154,813 |
| Qualified XII (0.55) | 1,558.145 | 11.27 | 17,560 |
| Qualified XII (0.60) | 172.317 | 11.26 | 1,940 |
| Qualified XII (0.65) | 3,829.509 | 11.25 | 43,082 |
| Qualified XII (0.70) | 8,013.781 | 11.24 | 90,075 |
| Qualified XII (0.75) | 80,967.835 | 11.23 | 909,269 |
| Qualified XII (0.80) | 53,698.368 | 11.22 | 602,496 |
| Qualified XII (0.85) | 95,860.193 | 11.22 | 1,075,551 |
| Qualified XII (0.90) | 10,946.595 | 11.21 | 122,711 |
| Qualified XII (0.95) | 39,909.539 | 11.20 | 446,987 |
| Qualified XII (1.00) | 218,797.018 | 11.19 | 2,448,339 |
| Qualified XII (1.05) | 7,230.917 | 11.18 | 80,842 |
| Qualified XII (1.10) | 9,473.936 | 11.17 | 105,824 |
| Qualified XII (1.15) | 6,588.406 | 11.16 | 73,527 |
| Qualified XII (1.20) | 4,273.834 | 11.15 | 47,653 |
| Qualified XII (1.25) | 29,462.829 | 11.14 | 328,216 |
| Qualified XII (1.40) | 1,982.318 | 11.11 | 22,024 |
| Qualified XII (1.45) | 13.096 | 11.10 | 145 |
| Qualified XII (1.50) | 162.939 | 11.10 | 1,809 |
| Qualified XVI | 7,486.977 | 11.10 | 83,105 |
| Qualified XXVI | 1,747.172 | 11.21 | 19,586 |
| Qualified XXVII | 630,079.458 | 11.16 | 7,031,687 |
| Qualified XXXIV | 726.153 | 11.21 | 8,140 |
| Qualified XXXVIII | 1,163.517 | 11.37 | 13,229 |
| Qualified XLIII | 10.231 | 11.23 | 115 |
| Qualified LIV | 12,899.841 | 11.22 | 144,736 |
| Qualified LVI | 31,406.086 | 11.33 | 355,831 |
| | 1,607,129.311 | | $ 17,967,010 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **American Century Income & Growth Fund - A Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 137.729 | $ 30.99 | $ 4,268 |
| Qualified XXVII | 508,570.728 | 10.02 | 5,095,879 |
| | 508,708.457 | | $ 5,100,147 |
| | | | |
| **Ariel Appreciation Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 18,154.303 | $ 13.61 | $ 247,080 |
| ING MAP PLUS NP11 | 8,672.999 | 13.52 | 117,259 |
| ING MAP PLUS NP13 | 873.034 | 13.42 | 11,716 |
| ING MAP PLUS NP14 | 17,980.448 | 13.38 | 240,578 |
| ING MAP PLUS NP15 | 11,000.901 | 13.33 | 146,642 |
| ING MAP PLUS NP17 | 128.473 | 13.24 | 1,701 |
| ING MAP PLUS NP21 | 746.453 | 13.06 | 9,749 |
| ING MAP PLUS NP22 | 330.206 | 13.01 | 4,296 |
| ING MAP PLUS NP23 | 1,102.665 | 12.97 | 14,302 |
| ING MAP PLUS NP26 | 296.039 | 12.83 | 3,798 |
| ING MAP PLUS NP28 | 86.296 | 12.74 | 1,099 |
| ING MAP PLUS NP29 | 1,371.705 | 12.70 | 17,421 |
| ING MAP PLUS NP32 | 305.680 | 12.57 | 3,842 |
| ING MAP PLUS NP36 | 1,104.699 | 12.40 | 13,698 |
| | 62,153.901 | | $ 833,181 |
| | | | |
| **Ariel Fund** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 930.772 | $ 11.60 | $ 10,797 |
| ING MAP PLUS NP8 | 1,414.792 | 13.15 | 18,605 |
| ING MAP PLUS NP9 | 19,528.075 | 13.10 | 255,818 |
| ING MAP PLUS NP13 | 2,851.362 | 12.92 | 36,840 |
| ING MAP PLUS NP14 | 4,052.207 | 12.88 | 52,192 |
| ING MAP PLUS NP15 | 27,855.400 | 12.83 | 357,385 |
| ING MAP PLUS NP17 | 28,438.710 | 12.75 | 362,594 |
| ING MAP PLUS NP18 | 32.628 | 12.70 | 414 |
| ING MAP PLUS NP19 | 1,753.667 | 12.66 | 22,201 |
| ING MAP PLUS NP20 | 15,794.013 | 12.61 | 199,163 |
| ING MAP PLUS NP21 | 4,653.745 | 12.57 | 58,498 |
| ING MAP PLUS NP23 | 2,209.303 | 12.48 | 27,572 |
| ING MAP PLUS NP25 | 1,043.218 | 12.40 | 12,936 |
| ING MAP PLUS NP26 | 78.495 | 12.35 | 969 |
| ING MAP PLUS NP27 | 91.034 | 12.31 | 1,121 |
| ING MAP PLUS NP28 | 133.079 | 12.27 | 1,633 |
| ING MAP PLUS NP29 | 1,557.527 | 12.23 | 19,049 |
| ING MAP PLUS NP30 | 1,008.679 | 12.19 | 12,296 |
| ING MAP PLUS NP36 | 139.029 | 11.94 | 1,660 |
| Qualified VI | 38,753.764 | 11.54 | 447,218 |
| Qualified XII (0.40) | 116.483 | 17.82 | 2,076 |
| Qualified XII (0.50) | 850.133 | 17.66 | 15,013 |
| Qualified XII (0.60) | 690.957 | 17.49 | 12,085 |
| Qualified XII (0.65) | 81.291 | 17.41 | 1,415 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Ariel Fund (continued)** | | | |
| Qualified XII (0.70) | 372.541 | $ 17.33 | $ 6,456 |
| Qualified XII (0.75) | 1,128.513 | 17.24 | 19,456 |
| Qualified XII (0.80) | 4,218.425 | 17.16 | 72,388 |
| Qualified XII (0.85) | 10,374.292 | 11.57 | 120,031 |
| Qualified XII (0.95) | 7,375.191 | 11.56 | 85,257 |
| Qualified XII (1.00) | 14,348.670 | 11.56 | 165,871 |
| Qualified XII (1.10) | 1,807.726 | 11.55 | 20,879 |
| Qualified XII (1.15) | 3,186.432 | 11.55 | 36,803 |
| Qualified XII (1.25) | 828.259 | 11.54 | 9,558 |
| Qualified XVI | 155.133 | 11.52 | 1,787 |
| Qualified XXVI | 1,103.376 | 11.57 | 12,766 |
| Qualified XXXIV | 1,532.066 | 11.57 | 17,726 |
| Qualified XXXVIII | 520.789 | 11.63 | 6,057 |
| Qualified LIV | 383.411 | 11.57 | 4,436 |
| Qualified LVI | 752.281 | 11.62 | 8,742 |
| | 202,145.468 | | $ 2,517,763 |
| | | | |
| **Artisan International Fund - Investor Shares** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 110.442 | $ 8.03 | $ 887 |
| ING Custom Choice 65 | 495.816 | 8.21 | 4,071 |
| ING MAP PLUS NP12 | 29.961 | 13.98 | 419 |
| ING MAP PLUS NP26 | 136.904 | 13.82 | 1,892 |
| Qualified VI | 133,229.090 | 8.03 | 1,069,830 |
| Qualified XII (0.25) | 1,949.425 | 8.58 | 16,726 |
| Qualified XII (0.30) | 1,233.043 | 8.57 | 10,567 |
| Qualified XII (0.40) | 1,807.999 | 8.54 | 15,440 |
| Qualified XII (0.50) | 4,306.853 | 8.51 | 36,651 |
| Qualified XII (0.55) | 112.386 | 8.49 | 954 |
| Qualified XII (0.60) | 3,884.348 | 8.47 | 32,900 |
| Qualified XII (0.65) | 414.158 | 8.46 | 3,504 |
| Qualified XII (0.70) | 2,252.281 | 8.44 | 19,009 |
| Qualified XII (0.75) | 2,918.325 | 8.43 | 24,601 |
| Qualified XII (0.80) | 13,638.499 | 8.41 | 114,700 |
| Qualified XII (0.85) | 40,838.826 | 8.40 | 343,046 |
| Qualified XII (0.90) | 4,945.573 | 8.38 | 41,444 |
| Qualified XII (0.95) | 12,494.024 | 8.37 | 104,575 |
| Qualified XII (1.00) | 37,024.902 | 8.35 | 309,158 |
| Qualified XII (1.05) | 931.061 | 8.34 | 7,765 |
| Qualified XII (1.10) | 653.382 | 8.32 | 5,436 |
| Qualified XII (1.15) | 1,648.113 | 8.31 | 13,696 |
| Qualified XII (1.20) | 3.726 | 8.29 | 31 |
| Qualified XII (1.25) | 15,857.721 | 8.27 | 131,143 |
| Qualified XII (1.40) | 2,393.558 | 8.23 | 19,699 |
| Qualified XIII | 1,035.382 | 8.09 | 8,376 |
| Qualified XVI | 4,387.672 | 7.98 | 35,014 |
| Qualified XXVI | 60.548 | 8.10 | 490 |
| Qualified XXXIV | 119.460 | 8.15 | 974 |
| Qualified XXXVIII | 139.896 | 8.30 | 1,161 |

| Division/Contract | Units | Unit Value | | Extended Value |
|---|---|---|---|---|
| **Artisan International Fund - Investor Shares (continued)** | | | | |
| Qualified LIV | 15,170.770 | $ | 8.12 | $ 123,187 |
| Qualified LVI | 1,508.421 | | 8.24 | 12,429 |
| | 305,732.565 | | | $ 2,509,775 |
| | | | | |
| **Aston/Optimum Mid Cap Fund - Class N** | | | | |
| Contracts in accumulation period: | | | | |
| Qualified VI | 93,779.609 | $ | 11.71 | $ 1,098,159 |
| Qualified XII (0.30) | 4,983.736 | | 11.79 | 58,758 |
| Qualified XII (0.40) | 6,002.008 | | 11.78 | 70,704 |
| Qualified XII (0.55) | 1,048.616 | | 11.77 | 12,342 |
| Qualified XII (0.60) | 469.131 | | 11.76 | 5,517 |
| Qualified XII (0.65) | 164.294 | | 11.76 | 1,932 |
| Qualified XII (0.75) | 3,545.755 | | 11.75 | 41,663 |
| Qualified XII (0.80) | 12,838.991 | | 11.75 | 150,858 |
| Qualified XII (0.85) | 20,465.667 | | 11.74 | 240,267 |
| Qualified XII (0.90) | 1,045.826 | | 11.74 | 12,278 |
| Qualified XII (0.95) | 8,688.705 | | 11.74 | 102,005 |
| Qualified XII (1.00) | 75,770.350 | | 11.73 | 888,786 |
| Qualified XII (1.10) | 1,921.052 | | 11.72 | 22,515 |
| Qualified XII (1.15) | 2,446.398 | | 11.72 | 28,672 |
| Qualified XII (1.25) | 3,904.637 | | 11.71 | 45,723 |
| Qualified XII (1.40) | 10.194 | | 11.70 | 119 |
| Qualified XVI | 170.902 | | 11.69 | 1,998 |
| Qualified XXXIV | 88.323 | | 11.74 | 1,037 |
| Qualified LIV | 11,025.460 | | 11.75 | 129,549 |
| Qualified LVI | 1,035.755 | | 11.79 | 12,212 |
| | 249,405.409 | | | $ 2,925,094 |
| | | | | |
| **BlackRock Equity Dividend Fund - Investor A Shares** | | | | |
| Contracts in accumulation period: | | | | |
| ING MAP PLUS NP15 | 15,479.435 | $ | 11.80 | $ 182,657 |
| | | | | |
| **BlackRock Mid Cap Value Opportunities Fund - Investor A Shares** | | | | |
| Contracts in accumulation period: | | | | |
| ING Custom Choice 65 | 39.810 | $ | 15.86 | $ 631 |
| ING MAP PLUS NP11 | 110.774 | | 15.80 | 1,750 |
| ING MAP PLUS NP15 | 2,009.838 | | 15.75 | 31,655 |
| Qualified VI | 73,296.452 | | 15.64 | 1,146,357 |
| Qualified XII (0.30) | 4,253.479 | | 15.88 | 67,545 |
| Qualified XII (0.40) | 977.814 | | 15.86 | 15,508 |
| Qualified XII (0.50) | 1,890.907 | | 15.83 | 29,933 |
| Qualified XII (0.55) | 509.367 | | 15.82 | 8,058 |
| Qualified XII (0.60) | 209.691 | | 15.80 | 3,313 |
| Qualified XII (0.65) | 432.271 | | 15.79 | 6,826 |
| Qualified XII (0.70) | 1,150.088 | | 15.78 | 18,148 |
| Qualified XII (0.75) | 7,030.573 | | 15.77 | 110,872 |
| Qualified XII (0.80) | 4,782.494 | | 15.75 | 75,324 |
| Qualified XII (0.85) | 10,706.729 | | 15.74 | 168,524 |
| Qualified XII (0.90) | 1,879.584 | | 15.73 | 29,566 |
| Qualified XII (0.95) | 11,020.856 | | 15.71 | 173,138 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **BlackRock Mid Cap Value Opportunities Fund - Investor A Shares (continued)** | | | |
| Qualified XII (1.00) | 42,610.687 | $ 15.70 | $ 668,988 |
| Qualified XII (1.05) | 87.152 | 15.69 | 1,367 |
| Qualified XII (1.10) | 2,378.367 | 15.67 | 37,269 |
| Qualified XII (1.25) | 7,661.496 | 15.64 | 119,826 |
| Qualified XII (1.40) | 1,474.381 | 15.60 | 23,000 |
| Qualified XII (1.45) | 349.829 | 15.58 | 5,450 |
| Qualified XII (1.50) | 73.756 | 15.57 | 1,148 |
| Qualified XVI | 989.977 | 15.57 | 15,414 |
| Qualified XXVII | 101,850.053 | 16.16 | 1,645,897 |
| Qualified XXXVIII | 1,186.838 | 15.96 | 18,942 |
| Qualified XLIII | 175.202 | 15.77 | 2,763 |
| Qualified LIV | 1,499.650 | 15.75 | 23,619 |
| Qualified LVI | 4,078.188 | 15.90 | 64,843 |
| | 284,716.303 | | $ 4,515,674 |
| | | | |
| **The Bond Fund of America<sup>SM</sup>, Inc. - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 345.611 | $ 10.45 | $ 3,612 |
| Qualified VI | 203,372.885 | 10.45 | 2,125,247 |
| Qualified XII (0.25) | 2,488.601 | 10.73 | 26,703 |
| Qualified XII (0.30) | 1,059.592 | 10.72 | 11,359 |
| Qualified XII (0.40) | 12,417.783 | 10.69 | 132,746 |
| Qualified XII (0.50) | 22,175.699 | 10.66 | 236,393 |
| Qualified XII (0.55) | 1,008.035 | 10.65 | 10,736 |
| Qualified XII (0.60) | 2,586.154 | 10.63 | 27,491 |
| Qualified XII (0.65) | 18,185.657 | 10.62 | 193,132 |
| Qualified XII (0.70) | 4,938.043 | 10.60 | 52,343 |
| Qualified XII (0.75) | 44,390.990 | 10.59 | 470,101 |
| Qualified XII (0.80) | 55,689.704 | 10.58 | 589,197 |
| Qualified XII (0.85) | 78,641.855 | 10.56 | 830,458 |
| Qualified XII (0.90) | 3,960.106 | 10.55 | 41,779 |
| Qualified XII (0.95) | 78,000.055 | 10.53 | 821,341 |
| Qualified XII (1.00) | 167,024.809 | 10.52 | 1,757,101 |
| Qualified XII (1.05) | 5,279.769 | 10.51 | 55,490 |
| Qualified XII (1.10) | 10,127.035 | 10.49 | 106,233 |
| Qualified XII (1.15) | 6,707.653 | 10.48 | 70,296 |
| Qualified XII (1.20) | 936.708 | 10.46 | 9,798 |
| Qualified XII (1.25) | 25,300.241 | 10.45 | 264,388 |
| Qualified XII (1.40) | 13,627.657 | 10.41 | 141,864 |
| Qualified XII (1.45) | 80.276 | 10.39 | 834 |
| Qualified XII (1.50) | 59.372 | 10.38 | 616 |
| Qualified XIII | 17.116 | 10.53 | 180 |
| Qualified XV | 3,318.860 | 10.53 | 34,948 |
| Qualified XVI | 1,345.684 | 10.38 | 13,968 |
| Qualified XXVI | 66.363 | 10.55 | 700 |
| Qualified XXXIV | 21.754 | 10.60 | 231 |
| Qualified XXXVIII | 917.124 | 10.80 | 9,905 |
| Qualified LIV | 11,280.705 | 10.58 | 119,350 |
| Qualified LVI | 4,827.116 | 10.73 | 51,795 |
| | 780,199.012 | | $ 8,210,335 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Calvert VP SRI Balanced Portfolio** | | | |
| Currently payable annuity contracts: | 16,460.184 | $ 11.79 | $ 194,066 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 748.640 | 11.43 | 8,557 |
| Qualified V | 283.722 | 23.08 | 6,548 |
| Qualified VI | 504,097.537 | 23.06 | 11,624,489 |
| Qualified VIII | 4,836.543 | 20.92 | 101,180 |
| Qualified X (1.15) | 15,354.844 | 11.97 | 183,797 |
| Qualified X (1.25) | 58,823.392 | 11.82 | 695,292 |
| Qualified XII (0.05) | 5,499.634 | 25.97 | 142,825 |
| Qualified XII (0.20) | 3,282.102 | 13.70 | 44,965 |
| Qualified XII (0.25) | 3,077.727 | 13.61 | 41,888 |
| Qualified XII (0.30) | 6,427.765 | 13.53 | 86,968 |
| Qualified XII (0.35) | 210.813 | 13.44 | 2,833 |
| Qualified XII (0.40) | 6,535.988 | 18.67 | 122,027 |
| Qualified XII (0.50) | 12,450.154 | 13.50 | 168,077 |
| Qualified XII (0.55) | 6,429.471 | 13.11 | 84,290 |
| Qualified XII (0.60) | 7,589.793 | 13.02 | 98,819 |
| Qualified XII (0.65) | 96,057.092 | 12.94 | 1,242,979 |
| Qualified XII (0.70) | 47,040.293 | 12.86 | 604,938 |
| Qualified XII (0.75) | 39,320.678 | 12.78 | 502,518 |
| Qualified XII (0.80) | 94,090.806 | 13.37 | 1,257,994 |
| Qualified XII (0.85) | 132,391.400 | 17.72 | 2,345,976 |
| Qualified XII (0.90) | 10,651.562 | 13.10 | 139,535 |
| Qualified XII (0.95) | 107,927.700 | 17.46 | 1,884,418 |
| Qualified XII (1.00) | 298,260.031 | 17.33 | 5,168,846 |
| Qualified XII (1.05) | 8,227.936 | 17.21 | 141,603 |
| Qualified XII (1.10) | 39,975.752 | 17.08 | 682,786 |
| Qualified XII (1.15) | 10,333.634 | 16.96 | 175,258 |
| Qualified XII (1.20) | 6,420.677 | 16.83 | 108,060 |
| Qualified XII (1.25) | 32,467.734 | 16.71 | 542,536 |
| Qualified XII (1.30) | 10.354 | 16.59 | 172 |
| Qualified XII (1.35) | 179.480 | 16.47 | 2,956 |
| Qualified XII (1.40) | 14,560.885 | 16.35 | 238,070 |
| Qualified XII (1.45) | 2,356.362 | 16.23 | 38,244 |
| Qualified XII (1.50) | 177.255 | 16.11 | 2,856 |
| Qualified XV | 3,675.386 | 24.05 | 88,393 |
| Qualified XVI | 23,312.440 | 22.28 | 519,401 |
| Qualified XVII | 504.386 | 23.06 | 11,631 |
| Qualified XVIII | 1,153.645 | 11.82 | 13,636 |
| Qualified XXVII | 388,656.590 | 31.39 | 12,199,930 |
| Qualified XXVIII | 93,875.578 | 31.14 | 2,923,285 |
| Qualified XXXIV | 4,001.657 | 9.38 | 37,536 |
| Qualified XXXVI | 577.560 | 12.22 | 7,058 |
| Qualified XXXVIII | 56,141.703 | 9.55 | 536,153 |
| Qualified LIV | 6,678.941 | 11.30 | 75,472 |
| Qualified LVI | 10,784.414 | 11.55 | 124,560 |
| | 2,181,920.240 | | $ 45,223,421 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Capital World Growth & Income Fund<sup>SM</sup>, Inc. - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 36.327 | $ 13.80 | $ 501 |
| ING MAP PLUS NP11 | 13,517.117 | 13.73 | 185,590 |
| ING MAP PLUS NP12 | 176.147 | 13.72 | 2,417 |
| ING MAP PLUS NP13 | 829.672 | 13.71 | 11,375 |
| ING MAP PLUS NP14 | 6,416.594 | 13.69 | 87,843 |
| ING MAP PLUS NP15 | 4,176.094 | 13.68 | 57,129 |
| ING MAP PLUS NP17 | 867.813 | 13.66 | 11,854 |
| ING MAP PLUS NP26 | 484.045 | 13.56 | 6,564 |
| | 26,503.809 | | $ 363,273 |
| **Columbia<sup>SM</sup> Acorn Fund® - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP16 | 422.418 | $ 13.23 | $ 5,589 |
| ING MAP PLUS NP20 | 230.520 | 13.20 | 3,043 |
| | 652.938 | | $ 8,632 |
| **Columbia<sup>SM</sup> Acorn Fund® - Class Z** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,721.826 | $ 10.87 | $ 29,586 |
| Qualified XV | 711.152 | 10.96 | 7,794 |
| Qualified XLII | 627,838.205 | 11.24 | 7,056,901 |
| Qualified XLIII | 27.793 | 11.04 | 307 |
| | 631,298.976 | | $ 7,094,588 |
| **Columbia Mid Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 3,406.757 | $ 9.82 | $ 33,454 |
| ING MAP PLUS NP11 | 687.509 | 9.78 | 6,724 |
| ING MAP PLUS NP15 | 6,274.030 | 9.73 | 61,046 |
| ING MAP PLUS NP20 | 308.209 | 9.67 | 2,980 |
| ING MAP PLUS NP22 | 407.226 | 9.64 | 3,926 |
| ING MAP PLUS NP23 | 35.999 | 9.63 | 347 |
| ING MAP PLUS NP25 | 1.779 | 9.60 | 17 |
| ING MAP PLUS NP26 | 1,565.100 | 9.59 | 15,009 |
| ING MAP PLUS NP28 | 3,831.732 | 9.57 | 36,670 |
| ING MAP PLUS NP30 | 113.579 | 9.54 | 1,084 |
| Qualified V | 1.650 | 9.60 | 16 |
| Qualified VI | 57,829.459 | 9.64 | 557,476 |
| Qualified XII (0.30) | 1,470.200 | 9.89 | 14,540 |
| Qualified XII (0.40) | 267.287 | 9.86 | 2,635 |
| Qualified XII (0.50) | 865.374 | 9.83 | 8,507 |
| Qualified XII (0.55) | 1,257.356 | 9.82 | 12,347 |
| Qualified XII (0.65) | 3,023.029 | 9.79 | 29,595 |
| Qualified XII (0.70) | 154.095 | 9.78 | 1,507 |
| Qualified XII (0.75) | 1,953.678 | 9.77 | 19,087 |
| Qualified XII (0.80) | 16,670.929 | 9.76 | 162,708 |
| Qualified XII (0.85) | 23,623.691 | 9.74 | 230,095 |
| Qualified XII (0.90) | 2,326.734 | 9.73 | 22,639 |
| Qualified XII (0.95) | 11,917.715 | 9.72 | 115,840 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Columbia Mid Cap Value Fund - Class A (continued)** | | | |
| Qualified XII (1.00) | 67,227.233 | $ 9.70 | $ 652,104 |
| Qualified XII (1.05) | 141.034 | 9.69 | 1,367 |
| Qualified XII (1.10) | 3,363.093 | 9.68 | 32,555 |
| Qualified XII (1.15) | 2,334.550 | 9.67 | 22,575 |
| Qualified XII (1.20) | 7,152.575 | 9.65 | 69,022 |
| Qualified XII (1.25) | 3,867.115 | 9.64 | 37,279 |
| Qualified XII (1.40) | 1,540.863 | 9.60 | 14,792 |
| Qualified XII (1.45) | 10.361 | 9.59 | 99 |
| Qualified XII (1.50) | 117.738 | 9.58 | 1,128 |
| Qualified XIII | 5,580.640 | 9.72 | 54,244 |
| Qualified XVI | 1,005.195 | 9.58 | 9,630 |
| Qualified XVII | 263.933 | 9.64 | 2,544 |
| Qualified XXI | 154,122.705 | 9.76 | 1,504,238 |
| Qualified XXVI | 640.706 | 9.73 | 6,234 |
| Qualified LIV | 12,205.040 | 9.76 | 119,121 |
| Qualified LVI | 1,170.409 | 9.90 | 11,587 |
| | 398,736.307 | | $ 3,876,768 |
| **Columbia Mid Cap Value Fund - Class Z** | | | |
| Contracts in accumulation period: | | | |
| Qualified XLII | 272,898.920 | $ 10.03 | $ 2,737,176 |
| Qualified LIV | 224.264 | 9.82 | 2,202 |
| | 273,123.184 | | $ 2,739,378 |
| **CRM Mid Cap Value Fund - Investor Shares** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 302.914 | $ 14.37 | $ 4,353 |
| ING MAP PLUS NP11 | 15,029.312 | 14.31 | 215,069 |
| ING MAP PLUS NP23 | 249.090 | 14.17 | 3,530 |
| ING MAP PLUS NP28 | 10.548 | 14.11 | 149 |
| | 15,591.864 | | $ 223,101 |
| **Dodge & Cox International Stock Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP18 | 298.592 | $ 11.80 | $ 3,523 |
| **DWS Equity 500 Index Fund - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 25,939.670 | $ 13.53 | $ 350,964 |
| **Eaton Vance Large-Cap Value Fund - Class R** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 35.022 | $ 13.40 | $ 469 |
| ING MAP PLUS NP11 | 1,464.869 | 13.33 | 19,527 |
| ING MAP PLUS NP12 | 325.158 | 13.32 | 4,331 |
| ING MAP PLUS NP14 | 1,037.780 | 13.30 | 13,802 |
| ING MAP PLUS NP23 | 12.590 | 13.20 | 166 |
| | 2,875.419 | | $ 38,295 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 82,862.095 | $ 18.12 | $ 1,501,461 |
| ING MAP PLUS NP3 | 1,117.897 | 18.00 | 20,122 |
| ING MAP PLUS NP4 | 28,770.000 | 17.93 | 515,846 |
| ING MAP PLUS NP5 | 148.550 | 17.87 | 2,655 |
| ING MAP PLUS NP6 | 32,763.450 | 17.81 | 583,517 |
| ING MAP PLUS NP8 | 106,406.280 | 17.69 | 1,882,327 |
| ING MAP PLUS NP9 | 103,112.965 | 17.63 | 1,817,882 |
| ING MAP PLUS NP10 | 9,154.775 | 17.57 | 160,849 |
| ING MAP PLUS NP11 | 32,519.034 | 17.50 | 569,083 |
| ING MAP PLUS NP12 | 24,929.894 | 17.44 | 434,777 |
| ING MAP PLUS NP13 | 5,634.047 | 17.38 | 97,920 |
| ING MAP PLUS NP14 | 92,840.598 | 17.32 | 1,607,999 |
| ING MAP PLUS NP15 | 69,478.573 | 17.26 | 1,199,200 |
| ING MAP PLUS NP16 | 1,038.554 | 17.21 | 17,874 |
| ING MAP PLUS NP17 | 34,720.896 | 17.15 | 595,463 |
| ING MAP PLUS NP18 | 2,215.963 | 17.09 | 37,871 |
| ING MAP PLUS NP19 | 11,853.947 | 17.03 | 201,873 |
| ING MAP PLUS NP20 | 11,134.319 | 16.97 | 188,949 |
| ING MAP PLUS NP21 | 19,391.280 | 16.91 | 327,907 |
| ING MAP PLUS NP22 | 11,684.948 | 16.85 | 196,891 |
| ING MAP PLUS NP23 | 4,511.778 | 16.79 | 75,753 |
| ING MAP PLUS NP24 | 1,376.959 | 16.74 | 23,050 |
| ING MAP PLUS NP25 | 9,993.468 | 16.68 | 166,691 |
| ING MAP PLUS NP26 | 18,795.729 | 16.62 | 312,385 |
| ING MAP PLUS NP27 | 4,925.708 | 16.56 | 81,570 |
| ING MAP PLUS NP28 | 8,914.715 | 16.51 | 147,182 |
| ING MAP PLUS NP29 | 4,872.972 | 16.45 | 80,160 |
| ING MAP PLUS NP30 | 3,655.300 | 16.39 | 59,910 |
| ING MAP PLUS NP32 | 2,497.260 | 16.28 | 40,655 |
| ING MAP PLUS NP36 | 413.842 | 16.06 | 6,646 |
| | 741,735.796 | | $ 12,954,468 |
| **EuroPacific Growth Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 12,397.782 | $ 17.55 | $ 217,581 |
| ING Custom Choice 65 | 1,614.325 | 15.78 | 25,474 |
| Qualified V | 3,419.290 | 16.67 | 57,000 |
| Qualified VI | 3,213,484.867 | 16.85 | 54,147,220 |
| Qualified XII (0.00) | 62,986.168 | 18.31 | 1,153,277 |
| Qualified XII (0.05) | 294,460.751 | 18.28 | 5,382,743 |
| Qualified XII (0.10) | 79.427 | 18.19 | 1,445 |
| Qualified XII (0.25) | 202,203.902 | 18.01 | 3,641,692 |
| Qualified XII (0.30) | 47,858.565 | 17.95 | 859,061 |
| Qualified XII (0.35) | 1,478.955 | 17.89 | 26,459 |
| Qualified XII (0.40) | 122,565.818 | 17.83 | 2,185,349 |
| Qualified XII (0.50) | 2,104,934.853 | 17.71 | 37,278,396 |
| Qualified XII (0.55) | 208,391.049 | 17.65 | 3,678,102 |

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-4 (continued)** | | | |
| Qualified XII (0.60) | 46,705.454 | $ 17.60 | $ 822,016 |
| Qualified XII (0.65) | 592,960.246 | 17.54 | 10,400,523 |
| Qualified XII (0.70) | 139,278.528 | 17.48 | 2,434,589 |
| Qualified XII (0.75) | 1,060,345.019 | 17.42 | 18,471,210 |
| Qualified XII (0.80) | 543,310.846 | 17.36 | 9,431,876 |
| Qualified XII (0.85) | 835,650.652 | 17.30 | 14,456,756 |
| Qualified XII (0.90) | 87,916.141 | 17.25 | 1,516,553 |
| Qualified XII (0.95) | 568,796.226 | 17.19 | 9,777,607 |
| Qualified XII (1.00) | 2,929,335.431 | 17.13 | 50,179,516 |
| Qualified XII (1.05) | 44,835.524 | 17.07 | 765,342 |
| Qualified XII (1.10) | 89,023.500 | 17.02 | 1,515,180 |
| Qualified XII (1.15) | 109,782.360 | 16.96 | 1,861,909 |
| Qualified XII (1.20) | 28,713.590 | 16.90 | 485,260 |
| Qualified XII (1.25) | 202,268.109 | 16.85 | 3,408,218 |
| Qualified XII (1.30) | 552.971 | 16.79 | 9,284 |
| Qualified XII (1.35) | 236.413 | 16.74 | 3,958 |
| Qualified XII (1.40) | 17,714.525 | 16.68 | 295,478 |
| Qualified XII (1.45) | 2,183.710 | 16.63 | 36,315 |
| Qualified XII (1.50) | 1,234.920 | 16.57 | 20,463 |
| Qualified XV | 11,421.759 | 17.19 | 196,340 |
| Qualified XVI | 85,362.881 | 16.57 | 1,414,463 |
| Qualified XVII | 604.459 | 16.98 | 10,264 |
| Qualified XXI | 32,304.704 | 17.36 | 560,810 |
| Qualified XXVI | 1,386.769 | 17.29 | 23,977 |
| Qualified XXVII | 2,529,374.712 | 15.06 | 38,092,383 |
| Qualified XXXIII (0.65) | 26,203.054 | 18.26 | 478,468 |
| Qualified XXXIV | 6,540.812 | 8.81 | 57,625 |
| Qualified XXXVIII | 88,902.003 | 8.97 | 797,451 |
| Qualified XLIII | 5,315.275 | 8.81 | 46,828 |
| Qualified LIV | 192,690.138 | 15.55 | 2,996,332 |
| Qualified LVI | 38,645.603 | 15.90 | 614,465 |
| | 16,595,472.086 | | $ 279,835,258 |
| **Fidelity® Advisor New Insights Fund - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 1,363.038 | $ 12.24 | $ 16,684 |
| ING MAP PLUS NP16 | 1,763.986 | 12.21 | 21,538 |
| | 3,127.024 | | $ 38,222 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 253,938.565 | $10.82 to $12.32 | $ 3,123,187 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,901.101 | 11.64 | 57,049 |
| ING Custom Choice 65 | 8,177.439 | 11.43 | 93,468 |
| ING MAP PLUS NP1 | 22,736.811 | 11.89 | 270,341 |
| ING MAP PLUS NP6 | 16,421.564 | 11.69 | 191,968 |
| ING MAP PLUS NP8 | 2,224.157 | 11.61 | 25,822 |
| ING MAP PLUS NP9 | 7,327.054 | 11.57 | 84,774 |
| ING MAP PLUS NP11 | 14,225.864 | 11.49 | 163,455 |
| ING MAP PLUS NP12 | 34,485.590 | 11.45 | 394,860 |
| ING MAP PLUS NP14 | 1,589.182 | 11.37 | 18,069 |
| ING MAP PLUS NP15 | 11,880.384 | 11.33 | 134,605 |
| ING MAP PLUS NP17 | 7,150.550 | 11.25 | 80,444 |
| ING MAP PLUS NP18 | 1,915.921 | 11.21 | 21,477 |
| ING MAP PLUS NP19 | 2,368.437 | 11.18 | 26,479 |
| ING MAP PLUS NP20 | 9,880.618 | 11.14 | 110,070 |
| ING MAP PLUS NP22 | 270.575 | 11.06 | 2,993 |
| ING MAP PLUS NP23 | 5,672.181 | 11.02 | 62,507 |
| ING MAP PLUS NP26 | 6,967.246 | 10.91 | 76,013 |
| ING MAP PLUS NP28 | 485.563 | 10.83 | 5,259 |
| ING MAP PLUS NP29 | 3,568.935 | 10.80 | 38,544 |
| ING MAP PLUS NP30 | 998.467 | 10.76 | 10,744 |
| ING MAP PLUS NP32 | 63.546 | 10.68 | 679 |
| ING MAP PLUS NP36 | 1,285.398 | 10.54 | 13,548 |
| Qualified V | 2,454.184 | 21.47 | 52,691 |
| Qualified VI | 2,949,902.102 | 22.08 | 65,133,838 |
| Qualified VIII | 1,624.755 | 21.98 | 35,712 |
| Qualified X (1.15) | 226,598.720 | 28.09 | 6,365,158 |
| Qualified X (1.25) | 249,907.340 | 27.63 | 6,904,940 |
| Qualified XII (0.00) | 430.027 | 14.69 | 6,317 |
| Qualified XII (0.05) | 115,297.341 | 24.87 | 2,867,445 |
| Qualified XII (0.10) | 247.623 | 14.50 | 3,591 |
| Qualified XII (0.20) | 62,511.001 | 14.32 | 895,158 |
| Qualified XII (0.25) | 132,700.721 | 14.23 | 1,888,331 |
| Qualified XII (0.30) | 153,468.735 | 14.14 | 2,170,048 |
| Qualified XII (0.35) | 8,243.727 | 14.05 | 115,824 |
| Qualified XII (0.40) | 127,694.317 | 21.27 | 2,716,058 |
| Qualified XII (0.45) | 47.221 | 13.88 | 655 |
| Qualified XII (0.50) | 1,303,759.817 | 14.34 | 18,695,916 |
| Qualified XII (0.55) | 144,480.096 | 13.70 | 1,979,377 |
| Qualified XII (0.60) | 74,751.695 | 13.62 | 1,018,118 |
| Qualified XII (0.65) | 690,766.371 | 13.53 | 9,346,069 |
| Qualified XII (0.70) | 194,844.287 | 13.45 | 2,620,656 |
| Qualified XII (0.75) | 254,136.135 | 13.36 | 3,395,259 |
| Qualified XII (0.80) | 702,972.677 | 14.48 | 10,179,044 |
| Qualified XII (0.85) | 400,125.830 | 20.19 | 8,078,541 |
| Qualified XII (0.90) | 59,876.928 | 14.07 | 842,468 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.95) | 616,364.605 | $ 19.90 | $ 12,265,656 |
| Qualified XII (1.00) | 1,228,889.273 | 19.76 | 24,282,852 |
| Qualified XII (1.05) | 82,239.132 | 19.61 | 1,612,709 |
| Qualified XII (1.10) | 149,410.731 | 19.47 | 2,909,027 |
| Qualified XII (1.15) | 120,131.145 | 19.33 | 2,322,135 |
| Qualified XII (1.20) | 34,665.958 | 19.19 | 665,240 |
| Qualified XII (1.25) | 130,320.915 | 19.05 | 2,482,613 |
| Qualified XII (1.30) | 14,649.310 | 18.91 | 277,018 |
| Qualified XII (1.35) | 79.644 | 18.77 | 1,495 |
| Qualified XII (1.40) | 14,681.711 | 18.63 | 273,520 |
| Qualified XII (1.45) | 4,969.632 | 18.50 | 91,938 |
| Qualified XII (1.50) | 2,066.636 | 18.36 | 37,943 |
| Qualified XIII | 2,294.374 | 23.07 | 52,931 |
| Qualified XV | 29,174.215 | 23.03 | 671,882 |
| Qualified XVI | 114,004.659 | 21.33 | 2,431,719 |
| Qualified XVII | 2,468.623 | 22.08 | 54,507 |
| Qualified XVIII | 8,510.500 | 27.63 | 235,145 |
| Qualified XXVI | 9,619.821 | 22.88 | 220,102 |
| Qualified XXVII | 1,979,608.496 | 23.73 | 46,976,110 |
| Qualified XXVIII | 1,187,420.963 | 23.53 | 27,940,015 |
| Qualified XXXII | 20,873.484 | 11.91 | 248,603 |
| Qualified XXXIV | 72,686.182 | 8.06 | 585,851 |
| Qualified XXXVI | 33,852.340 | 12.62 | 427,217 |
| Qualified XXXVIII | 51,840.903 | 8.21 | 425,614 |
| Qualified XLIII | 12,197.218 | 8.07 | 98,432 |
| Qualified LIV | 57,406.229 | 11.26 | 646,394 |
| Qualified LVI | 153,252.947 | 11.51 | 1,763,941 |
| | 14,409,056.444 | | $ 280,318,178 |
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 60,485.077 | $ 11.99 | $ 725,216 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,439.052 | 11.98 | 41,200 |
| ING Custom Choice 65 | 22,646.298 | 12.67 | 286,929 |
| ING MAP PLUS NP1 | 13,601.537 | 11.68 | 158,866 |
| ING MAP PLUS NP11 | 3,640.324 | 11.29 | 41,099 |
| ING MAP PLUS NP17 | 419.325 | 11.06 | 4,638 |
| ING MAP PLUS NP18 | 6,039.169 | 11.02 | 66,552 |
| ING MAP PLUS NP21 | 40.587 | 10.90 | 442 |
| ING MAP PLUS NP23 | 23.183 | 10.83 | 251 |
| ING MAP PLUS NP26 | 136.924 | 10.72 | 1,468 |
| ING MAP PLUS NP30 | 316.637 | 10.57 | 3,347 |
| Qualified V | 399.974 | 19.02 | 7,608 |
| Qualified VI | 3,972,440.947 | 19.26 | 76,509,213 |
| Qualified VIII | 6,490.439 | 19.47 | 126,369 |
| Qualified X (1.15) | 325,156.454 | 27.24 | 8,857,262 |
| Qualified X (1.25) | 254,807.342 | 26.79 | 6,826,289 |
| Qualified XII (0.05) | 30,156.217 | 21.70 | 654,390 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Growth Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.10) | 90.700 | $ 14.08 | $ 1,277 |
| Qualified XII (0.20) | 76,606.700 | 13.90 | 1,064,833 |
| Qualified XII (0.25) | 161,664.025 | 13.82 | 2,234,197 |
| Qualified XII (0.30) | 243,468.759 | 13.73 | 3,342,826 |
| Qualified XII (0.35) | 17,804.512 | 13.64 | 242,854 |
| Qualified XII (0.40) | 81,622.631 | 19.51 | 1,592,458 |
| Qualified XII (0.45) | 277.761 | 13.47 | 3,741 |
| Qualified XII (0.50) | 399,938.992 | 14.06 | 5,623,142 |
| Qualified XII (0.55) | 189,894.811 | 13.30 | 2,525,601 |
| Qualified XII (0.60) | 171,423.111 | 13.22 | 2,266,214 |
| Qualified XII (0.65) | 1,703,427.568 | 13.14 | 22,383,038 |
| Qualified XII (0.70) | 194,985.297 | 13.05 | 2,544,558 |
| Qualified XII (0.75) | 263,349.373 | 12.97 | 3,415,641 |
| Qualified XII (0.80) | 500,714.296 | 14.12 | 7,070,086 |
| Qualified XII (0.85) | 833,328.679 | 18.52 | 15,433,247 |
| Qualified XII (0.90) | 66,372.337 | 13.61 | 903,328 |
| Qualified XII (0.95) | 574,550.247 | 18.25 | 10,485,542 |
| Qualified XII (1.00) | 1,635,220.046 | 18.12 | 29,630,187 |
| Qualified XII (1.05) | 57,947.387 | 17.99 | 1,042,473 |
| Qualified XII (1.10) | 202,496.292 | 17.86 | 3,616,584 |
| Qualified XII (1.15) | 92,733.906 | 17.73 | 1,644,172 |
| Qualified XII (1.20) | 45,184.216 | 17.60 | 795,242 |
| Qualified XII (1.25) | 122,305.757 | 17.47 | 2,136,682 |
| Qualified XII (1.30) | 10,044.518 | 17.34 | 174,172 |
| Qualified XII (1.35) | 2,397.857 | 17.21 | 41,267 |
| Qualified XII (1.40) | 28,008.824 | 17.09 | 478,671 |
| Qualified XII (1.45) | 5,392.139 | 16.96 | 91,451 |
| Qualified XII (1.50) | 5,693.884 | 16.84 | 95,885 |
| Qualified XIII | 3,549.736 | 20.12 | 71,421 |
| Qualified XV | 29,303.721 | 20.09 | 588,712 |
| Qualified XVI | 137,136.947 | 18.61 | 2,552,119 |
| Qualified XVII | 1,661.645 | 19.26 | 32,003 |
| Qualified XVIII | 16,265.681 | 26.79 | 435,758 |
| Qualified XXI | 16.617 | 20.44 | 340 |
| Qualified XXVI | 16,619.054 | 19.96 | 331,716 |
| Qualified XXXII | 25,564.541 | 11.82 | 302,173 |
| Qualified XXXIII (0.65) | 18.436 | 11.03 | 203 |
| Qualified XXXIV | 104,186.397 | 8.07 | 840,784 |
| Qualified XXXVI | 43,997.162 | 11.13 | 489,688 |
| Qualified XXXVIII | 135,780.700 | 8.22 | 1,116,117 |
| Qualified XLIII | 22,685.072 | 8.07 | 183,069 |
| Qualified LIV | 60,841.460 | 12.49 | 759,910 |
| Qualified LVI | 221,755.051 | 12.77 | 2,831,812 |
| | 13,206,566.331 | | $ 225,726,333 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 5,176.903 | $12.69 to $13.22 | $ 68,391 |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 597,036.643 | 12.28 | 7,331,610 |
| Qualified XXVIII | 209,901.722 | 12.18 | 2,556,603 |
| | 812,115.268 | | $ 9,956,604 |
| | | | |
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 1,534.974 | $ 13.58 | $ 20,845 |
| Qualified V | 823.646 | 17.97 | 14,801 |
| Qualified VI | 578,607.586 | 18.42 | 10,657,952 |
| Qualified VIII | 644.214 | 18.40 | 11,854 |
| Qualified X (1.15) | 71,459.350 | 19.30 | 1,379,165 |
| Qualified X (1.25) | 81,993.018 | 18.98 | 1,556,227 |
| Qualified XII (0.05) | 31,590.828 | 20.75 | 655,510 |
| Qualified XII (0.20) | 48,351.261 | 14.47 | 699,643 |
| Qualified XII (0.25) | 8,381.308 | 14.38 | 120,523 |
| Qualified XII (0.30) | 36,294.922 | 14.29 | 518,654 |
| Qualified XII (0.35) | 3,307.401 | 14.20 | 46,965 |
| Qualified XII (0.40) | 16,908.164 | 19.67 | 332,584 |
| Qualified XII (0.45) | 15.854 | 14.02 | 222 |
| Qualified XII (0.50) | 40,789.642 | 15.02 | 612,660 |
| Qualified XII (0.55) | 68,418.724 | 13.84 | 946,915 |
| Qualified XII (0.60) | 12,641.200 | 13.76 | 173,943 |
| Qualified XII (0.65) | 290,496.545 | 13.67 | 3,971,088 |
| Qualified XII (0.70) | 37,222.658 | 13.58 | 505,484 |
| Qualified XII (0.75) | 55,195.231 | 13.50 | 745,136 |
| Qualified XII (0.80) | 104,982.041 | 14.99 | 1,573,681 |
| Qualified XII (0.85) | 104,101.254 | 18.67 | 1,943,570 |
| Qualified XII (0.90) | 7,592.755 | 14.83 | 112,601 |
| Qualified XII (0.95) | 53,685.425 | 18.40 | 987,812 |
| Qualified XII (1.00) | 103,796.745 | 18.26 | 1,895,329 |
| Qualified XII (1.05) | 10,157.731 | 18.13 | 184,160 |
| Qualified XII (1.10) | 26,976.506 | 18.00 | 485,577 |
| Qualified XII (1.15) | 11,352.419 | 17.87 | 202,868 |
| Qualified XII (1.20) | 11,970.472 | 17.74 | 212,356 |
| Qualified XII (1.25) | 22,107.905 | 17.61 | 389,320 |
| Qualified XII (1.30) | 2,320.805 | 17.48 | 40,568 |
| Qualified XII (1.40) | 3,004.685 | 17.22 | 51,741 |
| Qualified XII (1.45) | 354.147 | 17.10 | 6,056 |
| Qualified XII (1.50) | 1,134.526 | 16.97 | 19,253 |
| Qualified XV | 7,757.921 | 19.22 | 149,107 |
| Qualified XVI | 29,686.343 | 17.80 | 528,417 |
| Qualified XVII | 1,699.855 | 18.42 | 31,311 |
| Qualified XVIII | 2,882.027 | 18.98 | 54,701 |
| Qualified XXVI | 1,821.218 | 19.09 | 34,767 |
| Qualified XXVII | 359,772.391 | 10.40 | 3,741,633 |
| Qualified XXXII | 1,648.891 | 14.54 | 23,975 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Overseas Portfolio - Initial Class (continued)** | | | |
| Qualified XXXIV | 7,458.988 | $ 7.74 | $ 57,733 |
| Qualified XXXVI | 2,005.345 | 15.74 | 31,564 |
| Qualified XXXVIII | 17,807.418 | 7.89 | 140,501 |
| Qualified XLIII | 1,272.752 | 7.75 | 9,864 |
| Qualified LIV | 7,274.841 | 13.38 | 97,337 |
| Qualified LVI | 26,622.675 | 13.68 | 364,198 |
| | 2,315,924.607 | | $ 36,340,171 |
| | | | |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 567,347.270 | $ 15.49 | $ 8,788,209 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 28,151.756 | 14.90 | 419,461 |
| ING Custom Choice 65 | 39,059.673 | 14.05 | 548,788 |
| ING MAP PLUS NP1 | 191,340.654 | 15.72 | 3,007,875 |
| ING MAP PLUS NP3 | 2,962.980 | 15.61 | 46,252 |
| ING MAP PLUS NP4 | 33,481.116 | 15.56 | 520,966 |
| ING MAP PLUS NP6 | 33,101.050 | 15.45 | 511,411 |
| ING MAP PLUS NP8 | 152,503.599 | 15.34 | 2,339,405 |
| ING MAP PLUS NP9 | 141,619.213 | 15.29 | 2,165,358 |
| ING MAP PLUS NP10 | 83,352.794 | 15.24 | 1,270,297 |
| ING MAP PLUS NP11 | 67,925.260 | 15.19 | 1,031,785 |
| ING MAP PLUS NP12 | 59,505.444 | 15.13 | 900,317 |
| ING MAP PLUS NP13 | 17,569.420 | 15.08 | 264,947 |
| ING MAP PLUS NP14 | 73,817.587 | 15.03 | 1,109,478 |
| ING MAP PLUS NP15 | 60,538.233 | 14.98 | 906,863 |
| ING MAP PLUS NP16 | 534.054 | 14.93 | 7,973 |
| ING MAP PLUS NP17 | 65,183.699 | 14.87 | 969,282 |
| ING MAP PLUS NP18 | 26,962.122 | 14.82 | 399,579 |
| ING MAP PLUS NP19 | 17,372.346 | 14.77 | 256,590 |
| ING MAP PLUS NP20 | 60,623.552 | 14.72 | 892,379 |
| ING MAP PLUS NP21 | 31,699.503 | 14.67 | 465,032 |
| ING MAP PLUS NP22 | 10,192.002 | 14.62 | 149,007 |
| ING MAP PLUS NP23 | 24,191.572 | 14.57 | 352,471 |
| ING MAP PLUS NP24 | 1,317.979 | 14.52 | 19,137 |
| ING MAP PLUS NP25 | 27,242.003 | 14.47 | 394,192 |
| ING MAP PLUS NP26 | 34,205.062 | 14.42 | 493,237 |
| ING MAP PLUS NP27 | 14,886.937 | 14.37 | 213,925 |
| ING MAP PLUS NP28 | 14,251.325 | 14.32 | 204,079 |
| ING MAP PLUS NP29 | 12,891.325 | 14.27 | 183,959 |
| ING MAP PLUS NP30 | 3,586.463 | 14.22 | 51,000 |
| ING MAP PLUS NP32 | 1,154.462 | 14.12 | 16,301 |
| ING MAP PLUS NP35 | 0.907 | 13.98 | 13 |
| ING MAP PLUS NP36 | 1,041.325 | 13.93 | 14,506 |
| Qualified V | 1,895.223 | 31.88 | 60,420 |
| Qualified VI | 7,117,351.638 | 32.45 | 230,958,061 |
| Qualified VIII | 4,960.877 | 32.63 | 161,873 |
| Qualified X (1.15) | 315,648.793 | 37.03 | 11,688,475 |
| Qualified X (1.25) | 496,917.901 | 36.46 | 18,117,627 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.00) | 1,642,987.319 | $12.98 to $22.13 | $ 21,391,197 |
| Qualified XII (0.05) | 454,083.485 | 36.56 | 16,601,292 |
| Qualified XII (0.10) | 208.566 | 21.86 | 4,559 |
| Qualified XII (0.20) | 279,861.305 | 21.58 | 6,039,407 |
| Qualified XII (0.25) | 458,760.925 | 21.45 | 9,840,422 |
| Qualified XII (0.30) | 308,800.922 | 21.31 | 6,580,548 |
| Qualified XII (0.35) | 22,200.727 | 21.18 | 470,211 |
| Qualified XII (0.40) | 209,224.868 | 32.66 | 6,833,284 |
| Qualified XII (0.45) | 1,431.803 | 20.91 | 29,939 |
| Qualified XII (0.50) | 2,415,530.685 | 21.71 | 52,441,171 |
| Qualified XII (0.55) | 488,499.172 | 20.65 | 10,087,508 |
| Qualified XII (0.60) | 3,084,649.881 | 20.52 | 63,297,016 |
| Qualified XII (0.65) | 1,428,631.216 | 20.39 | 29,129,790 |
| Qualified XII (0.70) | 418,694.792 | 20.26 | 8,482,756 |
| Qualified XII (0.75) | 1,151,653.311 | 20.13 | 23,182,781 |
| Qualified XII (0.80) | 1,443,747.298 | 22.00 | 31,762,441 |
| Qualified XII (0.85) | 1,176,376.669 | 31.00 | 36,467,677 |
| Qualified XII (0.90) | 238,208.708 | 21.22 | 5,054,789 |
| Qualified XII (0.95) | 1,120,822.756 | 30.55 | 34,241,135 |
| Qualified XII (1.00) | 3,229,520.925 | 30.33 | 97,951,370 |
| Qualified XII (1.05) | 158,888.636 | 30.10 | 4,782,548 |
| Qualified XII (1.10) | 262,459.680 | 29.88 | 7,842,295 |
| Qualified XII (1.15) | 315,601.551 | 29.67 | 9,363,898 |
| Qualified XII (1.20) | 53,377.755 | 29.45 | 1,571,975 |
| Qualified XII (1.25) | 316,689.913 | 29.24 | 9,260,013 |
| Qualified XII (1.30) | 7,206.149 | 29.02 | 209,122 |
| Qualified XII (1.35) | 1,082.474 | 28.81 | 31,186 |
| Qualified XII (1.40) | 34,184.199 | 28.60 | 977,668 |
| Qualified XII (1.45) | 10,177.778 | 28.39 | 288,947 |
| Qualified XII (1.50) | 4,139.644 | 28.18 | 116,655 |
| Qualified XIII | 5,093.140 | 33.90 | 172,657 |
| Qualified XV | 37,469.956 | 33.85 | 1,268,358 |
| Qualified XVI | 180,285.930 | 31.35 | 5,651,964 |
| Qualified XVII | 15,244.209 | 32.45 | 494,675 |
| Qualified XVIII | 18,887.698 | 36.46 | 688,645 |
| Qualified XXI | 191,495.615 | 34.44 | 6,595,109 |
| Qualified XXVI | 5,686.101 | 33.63 | 191,224 |
| Qualified XXVII | 4,924,094.192 | 37.67 | 185,490,628 |
| Qualified XXVIII | 1,432,571.999 | 37.36 | 53,520,890 |
| Qualified XXXII | 21,642.371 | 15.38 | 332,860 |
| Qualified XXXIII (0.65) | 115,985.671 | 17.79 | 2,063,385 |
| Qualified XXXIV | 92,494.958 | 8.83 | 816,730 |
| Qualified XXXVI | 57,117.636 | 17.96 | 1,025,833 |
| Qualified XXXVIII | 282,632.031 | 9.00 | 2,543,688 |
| Qualified XLIII | 73,979.498 | 8.84 | 653,979 |
| Qualified LIV | 473,538.215 | 13.84 | 6,553,769 |
| Qualified LVI | 460,798.840 | 14.15 | 6,520,304 |
| | 38,963,108.291 | | $ 1,058,818,828 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 3,805,750.738 | $ 26.00 | $ 98,949,519 |
| Qualified XXVIII | 283,023.972 | 25.79 | 7,299,188 |
| | 4,088,774.710 | | $ 106,248,707 |
| | | | |
| **Fidelity® VIP Mid Cap Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 1,328,882.662 | $ 15.45 | $ 20,531,237 |
| | | | |
| **Fidelity® VIP Asset Manager℠ Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 737,091.277 | $ 23.28 | $ 17,159,485 |
| Qualified XXVIII | 209,993.363 | 23.09 | 4,848,747 |
| | 947,084.640 | | $ 22,008,232 |
| **Mutual Global Discovery Fund - Class R** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 5,474.002 | $ 17.53 | $ 95,959 |
| ING MAP PLUS NP8 | 63,138.482 | 17.41 | 1,099,241 |
| ING MAP PLUS NP9 | 17,670.109 | 17.35 | 306,576 |
| ING MAP PLUS NP11 | 20,575.148 | 17.23 | 354,510 |
| ING MAP PLUS NP12 | 6,209.057 | 17.17 | 106,610 |
| ING MAP PLUS NP13 | 15,728.119 | 17.11 | 269,108 |
| ING MAP PLUS NP14 | 22,099.355 | 17.05 | 376,794 |
| ING MAP PLUS NP15 | 7,548.812 | 16.99 | 128,254 |
| ING MAP PLUS NP17 | 12,988.318 | 16.88 | 219,243 |
| ING MAP PLUS NP18 | 842.448 | 16.82 | 14,170 |
| ING MAP PLUS NP19 | 4,771.997 | 16.76 | 79,979 |
| ING MAP PLUS NP20 | 32,977.820 | 16.70 | 550,730 |
| ING MAP PLUS NP22 | 3,948.690 | 16.59 | 65,509 |
| ING MAP PLUS NP23 | 1,410.985 | 16.53 | 23,324 |
| ING MAP PLUS NP24 | 70.163 | 16.47 | 1,156 |
| ING MAP PLUS NP25 | 2,936.825 | 16.42 | 48,223 |
| ING MAP PLUS NP26 | 1,226.879 | 16.36 | 20,072 |
| ING MAP PLUS NP27 | 7,276.737 | 16.31 | 118,684 |
| ING MAP PLUS NP28 | 329.528 | 16.25 | 5,355 |
| ING MAP PLUS NP32 | 209.001 | 16.03 | 3,350 |
| ING MAP PLUS NP36 | 76.614 | 15.81 | 1,211 |
| | 227,509.089 | | $ 3,888,058 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP3 | 691.033 | $ 15.12 | $ 10,448 |
| ING MAP PLUS NP4 | 15,010.717 | 15.07 | 226,212 |
| ING MAP PLUS NP11 | 3,227.713 | 14.71 | 47,480 |
| ING MAP PLUS NP12 | 2,280.339 | 14.66 | 33,430 |
| ING MAP PLUS NP14 | 2,211.566 | 14.56 | 32,200 |
| ING MAP PLUS NP15 | 0.600 | 14.51 | 9 |
| ING MAP PLUS NP17 | 3,681.594 | 14.41 | 53,052 |
| ING MAP PLUS NP18 | 16.477 | 14.36 | 237 |
| ING MAP PLUS NP20 | 1,473.665 | 14.26 | 21,014 |
| ING MAP PLUS NP21 | 11,252.051 | 14.21 | 159,892 |
| ING MAP PLUS NP23 | 3,745.946 | 14.11 | 52,855 |
| ING MAP PLUS NP26 | 2,975.590 | 13.96 | 41,539 |
| ING MAP PLUS NP28 | 0.665 | 13.87 | 9 |
| ING MAP PLUS NP30 | 78.363 | 13.77 | 1,079 |
| ING MAP PLUS NP32 | 83.899 | 13.68 | 1,148 |
| | 46,730.218 | | $ 680,604 |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| Currently payable annuity contracts: | 169,751.431 | $ 16.69 | $ 2,833,151 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,534.500 | 15.82 | 24,276 |
| ING Custom Choice 65 | 2,650.716 | 14.02 | 37,163 |
| ING MAP PLUS NP1 | 1,187.367 | 16.71 | 19,841 |
| ING MAP PLUS NP4 | 16,233.008 | 16.54 | 268,494 |
| ING MAP PLUS NP6 | 4,122.241 | 16.42 | 67,687 |
| ING MAP PLUS NP8 | 46,502.091 | 16.31 | 758,449 |
| ING MAP PLUS NP9 | 559.504 | 16.26 | 9,098 |
| ING MAP PLUS NP10 | 18,414.547 | 16.20 | 298,316 |
| ING MAP PLUS NP11 | 4,821.649 | 16.14 | 77,821 |
| ING MAP PLUS NP12 | 8,106.680 | 16.09 | 130,436 |
| ING MAP PLUS NP13 | 1,405.864 | 16.03 | 22,536 |
| ING MAP PLUS NP14 | 5,915.068 | 15.98 | 94,523 |
| ING MAP PLUS NP15 | 20,131.645 | 15.92 | 320,496 |
| ING MAP PLUS NP17 | 5,837.198 | 15.81 | 92,286 |
| ING MAP PLUS NP18 | 90.015 | 15.76 | 1,419 |
| ING MAP PLUS NP20 | 50.799 | 15.65 | 795 |
| ING MAP PLUS NP21 | 1,963.324 | 15.60 | 30,628 |
| ING MAP PLUS NP22 | 718.629 | 15.54 | 11,167 |
| ING MAP PLUS NP23 | 1,019.602 | 15.49 | 15,794 |
| ING MAP PLUS NP24 | 581.513 | 15.43 | 8,973 |
| ING MAP PLUS NP25 | 566.530 | 15.38 | 8,713 |
| ING MAP PLUS NP26 | 5,123.491 | 15.33 | 78,543 |
| ING MAP PLUS NP27 | 46.967 | 15.28 | 718 |
| ING MAP PLUS NP28 | 2,280.349 | 15.22 | 34,707 |
| ING MAP PLUS NP29 | 542.450 | 15.17 | 8,229 |
| ING MAP PLUS NP30 | 2,207.604 | 15.12 | 33,379 |
| ING MAP PLUS NP32 | 600.419 | 15.01 | 9,012 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| **(continued)** | | | |
| ING MAP PLUS NP36 | 99.028 | $ 14.81 | $ 1,467 |
| Qualified V | 55.081 | 18.52 | 1,020 |
| Qualified VI | 1,100,588.956 | 18.80 | 20,691,072 |
| Qualified X (1.15) | 41,173.497 | 18.98 | 781,473 |
| Qualified X (1.25) | 108,929.943 | 18.80 | 2,047,883 |
| Qualified XII (0.00) | 355.461 | 21.16 | 7,522 |
| Qualified XII (0.05) | 45,572.856 | 20.82 | 948,827 |
| Qualified XII (0.10) | 222.444 | 20.96 | 4,662 |
| Qualified XII (0.25) | 98,563.485 | 20.67 | 2,037,307 |
| Qualified XII (0.30) | 84,684.014 | 20.57 | 1,741,950 |
| Qualified XII (0.40) | 103,075.070 | 20.37 | 2,099,639 |
| Qualified XII (0.50) | 834,708.354 | 20.18 | 16,844,415 |
| Qualified XII (0.55) | 40,694.388 | 20.09 | 817,550 |
| Qualified XII (0.60) | 34,309.921 | 19.99 | 685,855 |
| Qualified XII (0.65) | 383,034.092 | 19.90 | 7,622,378 |
| Qualified XII (0.70) | 38,003.302 | 19.80 | 752,465 |
| Qualified XII (0.75) | 139,850.683 | 19.71 | 2,756,457 |
| Qualified XII (0.80) | 38,027.572 | 19.62 | 746,101 |
| Qualified XII (0.85) | 205,680.879 | 19.53 | 4,016,948 |
| Qualified XII (0.90) | 23,197.325 | 19.43 | 450,724 |
| Qualified XII (0.95) | 201,778.588 | 19.34 | 3,902,398 |
| Qualified XII (1.00) | 759,913.168 | 19.25 | 14,628,328 |
| Qualified XII (1.05) | 29,350.045 | 19.16 | 562,347 |
| Qualified XII (1.10) | 30,840.901 | 19.07 | 588,136 |
| Qualified XII (1.15) | 34,897.709 | 18.98 | 662,359 |
| Qualified XII (1.20) | 19,302.044 | 18.89 | 364,616 |
| Qualified XII (1.25) | 70,809.094 | 18.80 | 1,331,211 |
| Qualified XII (1.30) | 2,311.040 | 18.71 | 43,240 |
| Qualified XII (1.35) | 496.766 | 18.62 | 9,250 |
| Qualified XII (1.40) | 2,885.543 | 18.54 | 53,498 |
| Qualified XII (1.45) | 2,722.716 | 18.45 | 50,234 |
| Qualified XV | 7,106.480 | 19.34 | 137,439 |
| Qualified XVI | 16,691.497 | 18.36 | 306,456 |
| Qualified XVII | 1,315.905 | 18.80 | 24,739 |
| Qualified XVIII | 4,265.827 | 18.80 | 80,198 |
| Qualified XXI | 37,402.905 | 19.62 | 733,845 |
| Qualified XXVI | 3,286.175 | 19.43 | 63,850 |
| Qualified XXVII | 543,368.200 | 21.19 | 11,513,972 |
| Qualified XXVIII | 692,668.693 | 18.13 | 12,558,083 |
| Qualified XXXII | 203.229 | 16.17 | 3,286 |
| Qualified XXXIII (0.65) | 47,308.142 | 20.00 | 946,163 |
| Qualified XXXIV | 2,466.934 | 10.33 | 25,483 |
| Qualified XXXVIII | 28,416.933 | 10.52 | 298,946 |
| Qualified XLIII | 1,179.392 | 10.33 | 12,183 |
| Qualified LIV | 21,990.599 | 13.82 | 303,910 |
| Qualified LVI | 26,590.812 | 14.12 | 375,462 |
| | 6,233,360.889 | | $ 119,931,997 |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fundamental Investors<sup>SM</sup>, Inc. - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 147.297 | $ 9.27 | $ 1,365 |
| ING MAP PLUS NP3 | 946.979 | 9.25 | 8,760 |
| ING MAP PLUS NP4 | 8,673.466 | 9.23 | 80,056 |
| ING MAP PLUS NP6 | 9,131.599 | 9.21 | 84,102 |
| ING MAP PLUS NP8 | 115.491 | 9.18 | 1,060 |
| ING MAP PLUS NP9 | 5,447.450 | 9.17 | 49,953 |
| ING MAP PLUS NP11 | 5,735.572 | 9.15 | 52,480 |
| ING MAP PLUS NP13 | 128.192 | 9.12 | 1,169 |
| ING MAP PLUS NP14 | 3,846.957 | 9.11 | 35,046 |
| ING MAP PLUS NP15 | 5,284.353 | 9.10 | 48,088 |
| ING MAP PLUS NP17 | 23,608.014 | 9.08 | 214,361 |
| ING MAP PLUS NP18 | 466.800 | 9.06 | 4,229 |
| ING MAP PLUS NP19 | 4,037.162 | 9.05 | 36,536 |
| ING MAP PLUS NP22 | 3,696.945 | 9.02 | 33,346 |
| ING MAP PLUS NP23 | 1,807.508 | 9.00 | 16,268 |
| ING MAP PLUS NP24 | 356.989 | 8.99 | 3,209 |
| ING MAP PLUS NP27 | 3,897.289 | 8.96 | 34,920 |
| ING MAP PLUS NP28 | 9,859.349 | 8.94 | 88,143 |
| ING MAP PLUS NP32 | 35.855 | 8.90 | 319 |
| | 87,223.267 | | $ 793,410 |
| **Fundamental Investors<sup>SM</sup>, Inc. - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,628.654 | $ 9.04 | $ 23,763 |
| Qualified VI | 888,051.001 | 9.04 | 8,027,981 |
| Qualified XII (0.00) | 115,080.081 | 9.35 | 1,075,999 |
| Qualified XII (0.25) | 26,633.460 | 9.28 | 247,159 |
| Qualified XII (0.30) | 3,060.777 | 9.27 | 28,373 |
| Qualified XII (0.40) | 143,002.534 | 9.25 | 1,322,773 |
| Qualified XII (0.50) | 69,724.938 | 9.22 | 642,864 |
| Qualified XII (0.55) | 11,120.837 | 9.21 | 102,423 |
| Qualified XII (0.60) | 27,297.114 | 9.20 | 251,133 |
| Qualified XII (0.65) | 13,928.714 | 9.19 | 128,005 |
| Qualified XII (0.70) | 13,969.811 | 9.17 | 128,103 |
| Qualified XII (0.75) | 203,522.071 | 9.16 | 1,864,262 |
| Qualified XII (0.80) | 165,090.809 | 9.15 | 1,510,581 |
| Qualified XII (0.85) | 231,631.735 | 9.14 | 2,117,114 |
| Qualified XII (0.90) | 61,687.463 | 9.12 | 562,590 |
| Qualified XII (0.95) | 191,774.774 | 9.11 | 1,747,068 |
| Qualified XII (1.00) | 670,831.697 | 9.10 | 6,104,568 |
| Qualified XII (1.05) | 9,317.926 | 9.09 | 84,700 |
| Qualified XII (1.10) | 21,815.845 | 9.08 | 198,088 |
| Qualified XII (1.15) | 24,691.977 | 9.06 | 223,709 |
| Qualified XII (1.20) | 10,875.677 | 9.05 | 98,425 |
| Qualified XII (1.25) | 61,947.083 | 9.04 | 560,002 |
| Qualified XII (1.40) | 1,076.482 | 9.00 | 9,688 |
| Qualified XII (1.50) | 1,151.237 | 8.98 | 10,338 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fundamental Investors<sup>SM</sup>, Inc. - Class R-4 (continued)** | | | |
| Qualified XIII | 309.283 | $ 9.11 | $ 2,818 |
| Qualified XVI | 13,632.865 | 8.98 | 122,423 |
| Qualified XXI | 466,993.730 | 9.15 | 4,272,993 |
| Qualified XXXIV | 340.986 | 9.17 | 3,127 |
| Qualified XXXVIII | 5,264.518 | 9.35 | 49,223 |
| Qualified LIV | 41,505.005 | 9.15 | 379,771 |
| Qualified LVI | 3,008.448 | 9.28 | 27,918 |
| | 3,500,967.532 | | $ 31,927,982 |
| | | | |
| **The Growth Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 73,190.703 | $ 13.84 | $ 1,012,959 |
| ING MAP PLUS NP3 | 2,089.378 | 13.74 | 28,708 |
| ING MAP PLUS NP4 | 29,243.372 | 13.70 | 400,634 |
| ING MAP PLUS NP5 | 15.856 | 13.65 | 216 |
| ING MAP PLUS NP6 | 34,675.353 | 13.60 | 471,585 |
| ING MAP PLUS NP8 | 123,927.473 | 13.51 | 1,674,260 |
| ING MAP PLUS NP9 | 155,543.924 | 13.46 | 2,093,621 |
| ING MAP PLUS NP10 | 18,666.990 | 13.41 | 250,324 |
| ING MAP PLUS NP11 | 128,235.107 | 13.37 | 1,714,503 |
| ING MAP PLUS NP12 | 46,572.915 | 13.32 | 620,351 |
| ING MAP PLUS NP13 | 17,643.184 | 13.28 | 234,301 |
| ING MAP PLUS NP14 | 164,583.273 | 13.23 | 2,177,437 |
| ING MAP PLUS NP15 | 105,829.982 | 13.18 | 1,394,839 |
| ING MAP PLUS NP16 | 5,029.766 | 13.14 | 66,091 |
| ING MAP PLUS NP17 | 56,948.057 | 13.09 | 745,450 |
| ING MAP PLUS NP18 | 5,211.924 | 13.05 | 68,016 |
| ING MAP PLUS NP19 | 54,534.458 | 13.00 | 708,948 |
| ING MAP PLUS NP20 | 47,400.796 | 12.96 | 614,314 |
| ING MAP PLUS NP21 | 67,735.216 | 12.91 | 874,462 |
| ING MAP PLUS NP22 | 35,907.013 | 12.87 | 462,123 |
| ING MAP PLUS NP23 | 20,644.988 | 12.83 | 264,875 |
| ING MAP PLUS NP24 | 5,918.208 | 12.78 | 75,635 |
| ING MAP PLUS NP25 | 10,672.283 | 12.74 | 135,965 |
| ING MAP PLUS NP26 | 15,733.525 | 12.69 | 199,658 |
| ING MAP PLUS NP27 | 7,979.529 | 12.65 | 100,941 |
| ING MAP PLUS NP28 | 16,013.331 | 12.61 | 201,928 |
| ING MAP PLUS NP29 | 5,458.756 | 12.56 | 68,562 |
| ING MAP PLUS NP30 | 6,999.494 | 12.52 | 87,634 |
| ING MAP PLUS NP32 | 2,200.216 | 12.43 | 27,349 |
| ING MAP PLUS NP36 | 22.647 | 12.26 | 278 |
| Qualified XII (1.00) | 77,727.198 | 10.34 | 803,699 |
| | 1,342,354.915 | | $ 17,579,666 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 14,598.189 | $ 13.33 | $ 194,594 |
| ING Custom Choice 65 | 2,052.055 | 13.21 | 27,108 |
| Qualified V | 7,188.848 | 12.84 | 92,305 |
| Qualified VI | 5,018,725.021 | 12.97 | 65,092,864 |
| Qualified XII (0.00) | 195,015.098 | 14.10 | 2,749,713 |
| Qualified XII (0.05) | 11,573.474 | 14.08 | 162,955 |
| Qualified XII (0.10) | 463.525 | 14.01 | 6,494 |
| Qualified XII (0.25) | 218,149.174 | 13.87 | 3,025,729 |
| Qualified XII (0.30) | 72,539.595 | 13.82 | 1,002,497 |
| Qualified XII (0.35) | 1,676.708 | 13.78 | 23,105 |
| Qualified XII (0.40) | 135,584.343 | 13.73 | 1,861,573 |
| Qualified XII (0.50) | 3,808,210.652 | 13.64 | 51,943,993 |
| Qualified XII (0.55) | 344,683.066 | 13.59 | 4,684,243 |
| Qualified XII (0.60) | 92,273.313 | 13.55 | 1,250,303 |
| Qualified XII (0.65) | 476,942.007 | 13.50 | 6,438,717 |
| Qualified XII (0.70) | 224,794.010 | 13.46 | 3,025,727 |
| Qualified XII (0.75) | 1,276,693.805 | 13.41 | 17,120,464 |
| Qualified XII (0.80) | 1,533,103.420 | 13.37 | 20,497,593 |
| Qualified XII (0.85) | 1,102,940.406 | 13.33 | 14,702,196 |
| Qualified XII (0.90) | 192,233.222 | 13.28 | 2,552,857 |
| Qualified XII (0.95) | 939,233.342 | 13.24 | 12,435,449 |
| Qualified XII (1.00) | 3,884,152.804 | 13.19 | 51,231,975 |
| Qualified XII (1.05) | 99,180.865 | 13.15 | 1,304,228 |
| Qualified XII (1.10) | 153,673.115 | 13.10 | 2,013,118 |
| Qualified XII (1.15) | 205,347.223 | 13.06 | 2,681,835 |
| Qualified XII (1.20) | 31,818.346 | 13.02 | 414,275 |
| Qualified XII (1.25) | 356,032.435 | 12.97 | 4,617,741 |
| Qualified XII (1.30) | 1,380.094 | 12.93 | 17,845 |
| Qualified XII (1.35) | 781.198 | 12.89 | 10,070 |
| Qualified XII (1.40) | 38,161.665 | 12.85 | 490,377 |
| Qualified XII (1.45) | 10,133.705 | 12.80 | 129,711 |
| Qualified XII (1.50) | 1,133.784 | 12.76 | 14,467 |
| Qualified XIII | 1,219.094 | 13.24 | 16,141 |
| Qualified XV | 31,230.147 | 13.24 | 413,487 |
| Qualified XVI | 89,909.403 | 12.76 | 1,147,244 |
| Qualified XVII | 15,221.826 | 13.08 | 199,101 |
| Qualified XXI | 162,415.249 | 13.37 | 2,171,492 |
| Qualified XXVI | 2,290.997 | 13.31 | 30,493 |
| Qualified XXVII | 2,723,664.390 | 12.64 | 34,427,118 |
| Qualified XXXIII (0.65) | 16,146.164 | 13.87 | 223,947 |
| Qualified XXXIV | 44,742.937 | 8.79 | 393,290 |
| Qualified XXXVIII | 60,605.334 | 8.95 | 542,418 |
| Qualified XLIII | 26,491.906 | 8.79 | 232,864 |
| Qualified LIV | 120,046.012 | 13.02 | 1,562,999 |
| Qualified LVI | 34,252.470 | 13.31 | 455,900 |
| | 23,778,704.436 | | $ 313,632,615 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Hartford Capital Appreciation Fund - Class R4** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.65) | 16,539.912 | $ 11.48 | $ 189,878 |
| | | | |
| **The Hartford Dividend And Growth Fund - Class R4** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.65) | 4,158.505 | $ 11.16 | $ 46,409 |
| | | | |
| **The Income Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 7,752.718 | $ 13.91 | $ 107,840 |
| ING MAP PLUS NP4 | 4,235.202 | 13.77 | 58,319 |
| ING MAP PLUS NP5 | 0.006 | 13.72 | - |
| ING MAP PLUS NP6 | 6,876.770 | 13.67 | 94,005 |
| ING MAP PLUS NP10 | 7,598.784 | 13.49 | 102,508 |
| ING MAP PLUS NP11 | 15,296.552 | 13.44 | 205,586 |
| ING MAP PLUS NP12 | 14,106.895 | 13.39 | 188,891 |
| ING MAP PLUS NP13 | 8,325.249 | 13.35 | 111,142 |
| ING MAP PLUS NP14 | 13,683.274 | 13.30 | 181,988 |
| ING MAP PLUS NP15 | 10,359.675 | 13.25 | 137,266 |
| ING MAP PLUS NP16 | 245.057 | 13.21 | 3,237 |
| ING MAP PLUS NP17 | 11,223.849 | 13.16 | 147,706 |
| ING MAP PLUS NP19 | 2,937.231 | 13.07 | 38,390 |
| ING MAP PLUS NP20 | 1,333.667 | 13.03 | 17,378 |
| ING MAP PLUS NP21 | 4,330.584 | 12.98 | 56,211 |
| ING MAP PLUS NP22 | 158.689 | 12.94 | 2,053 |
| ING MAP PLUS NP24 | 223.251 | 12.85 | 2,869 |
| ING MAP PLUS NP25 | 13,051.326 | 12.80 | 167,057 |
| ING MAP PLUS NP26 | 12,076.001 | 12.76 | 154,090 |
| ING MAP PLUS NP27 | 7,849.105 | 12.72 | 99,841 |
| ING MAP PLUS NP28 | 2,819.892 | 12.67 | 35,728 |
| ING MAP PLUS NP29 | 867.411 | 12.63 | 10,955 |
| ING MAP PLUS NP30 | 1,134.214 | 12.59 | 14,280 |
| ING MAP PLUS NP32 | 288.442 | 12.50 | 3,606 |
| ING MAP PLUS NP36 | 77.055 | 12.33 | 950 |
| | 146,850.899 | | $ 1,941,896 |
| | | | |
| **ING Balanced Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 725,003.932 | $11.29 to $38.05 | $ 18,526,563 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 235.399 | 12.10 | 2,848 |
| ING Custom Choice 65 | 3,412.940 | 11.93 | 40,716 |
| ING MAP PLUS NP1 | 2,618.225 | 12.52 | 32,780 |
| ING MAP PLUS NP15 | 0.232 | 11.92 | 3 |
| ING MAP PLUS NP18 | 2,002.349 | 11.80 | 23,628 |
| ING MAP PLUS NP21 | 2,057.847 | 11.68 | 24,036 |
| ING MAP PLUS NP25 | 285.425 | 11.52 | 3,288 |
| ING MAP PLUS NP26 | 199.789 | 11.48 | 2,294 |
| Qualified I | 17,273.597 | 37.18 | 642,232 |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Balanced Portfolio - Class I (continued)** | | | |
| Qualified V | 655.825 | $ 27.33 | $ 17,924 |
| Qualified VI | 4,726,914.832 | 27.95 | 132,117,270 |
| Qualified VII | 68,160.915 | 27.09 | 1,846,479 |
| Qualified VIII | 1,704.606 | 25.92 | 44,183 |
| Qualified IX | 1,114.415 | 27.69 | 30,858 |
| Qualified X (1.15) | 364,204.378 | 28.43 | 10,354,330 |
| Qualified X (1.25) | 861,257.786 | 27.95 | 24,072,155 |
| Qualified XII (0.05) | 48,071.389 | 31.49 | 1,513,768 |
| Qualified XII (0.10) | 65.917 | 15.79 | 1,041 |
| Qualified XII (0.20) | 27,487.863 | 15.59 | 428,536 |
| Qualified XII (0.25) | 129,977.114 | 15.49 | 2,013,345 |
| Qualified XII (0.30) | 109,951.413 | 15.40 | 1,693,252 |
| Qualified XII (0.35) | 3,958.286 | 15.30 | 60,562 |
| Qualified XII (0.40) | 34,946.735 | 21.84 | 763,237 |
| Qualified XII (0.45) | 36.854 | 15.11 | 557 |
| Qualified XII (0.50) | 240,255.142 | 15.59 | 3,745,578 |
| Qualified XII (0.55) | 100,439.064 | 14.92 | 1,498,551 |
| Qualified XII (0.60) | 577,301.303 | 14.83 | 8,561,378 |
| Qualified XII (0.65) | 345,166.404 | 14.73 | 5,084,301 |
| Qualified XII (0.70) | 168,866.900 | 14.64 | 2,472,211 |
| Qualified XII (0.75) | 333,810.382 | 14.55 | 4,856,941 |
| Qualified XII (0.80) | 1,048,247.059 | 15.42 | 16,163,970 |
| Qualified XII (0.85) | 711,836.014 | 20.73 | 14,756,361 |
| Qualified XII (0.90) | 186,608.300 | 14.97 | 2,793,526 |
| Qualified XII (0.95) | 491,524.950 | 20.43 | 10,041,855 |
| Qualified XII (1.00) | 988,620.581 | 20.28 | 20,049,225 |
| Qualified XII (1.05) | 49,614.212 | 20.14 | 999,230 |
| Qualified XII (1.10) | 176,960.014 | 19.99 | 3,537,431 |
| Qualified XII (1.15) | 219,983.616 | 19.84 | 4,364,475 |
| Qualified XII (1.20) | 13,315.440 | 19.70 | 262,314 |
| Qualified XII (1.25) | 63,309.515 | 19.56 | 1,238,334 |
| Qualified XII (1.30) | 3,093.335 | 19.41 | 60,042 |
| Qualified XII (1.40) | 14,159.184 | 19.13 | 270,865 |
| Qualified XII (1.45) | 33.461 | 18.99 | 635 |
| Qualified XII (1.50) | 1,419.569 | 18.85 | 26,759 |
| Qualified XIII | 11.964 | 29.20 | 349 |
| Qualified XV | 10,240.929 | 29.15 | 298,523 |
| Qualified XVI | 99,919.953 | 27.01 | 2,698,838 |
| Qualified XVII | 51,698.113 | 28.91 | 1,494,592 |
| Qualified XVIII | 127,972.387 | 28.91 | 3,699,682 |
| Qualified XIX | 2,994.335 | 38.46 | 115,162 |
| Qualified XX | 18,125.771 | 37.97 | 688,236 |
| Qualified XXVI | 1,674.781 | 29.42 | 49,272 |
| Qualified XXVII | 758,970.869 | 37.65 | 28,575,253 |
| Qualified XXVIII | 95,456.391 | 37.59 | 3,588,206 |
| Qualified XXX | 37,239.793 | 35.79 | 1,332,812 |
| Qualified XXXII | 181,647.930 | 12.14 | 2,205,206 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Balanced Portfolio - Class I (continued)** | | | |
| Qualified XXXIII (0.65) | 5.355 | $ 13.25 | $ 71 |
| Qualified XXXIV | 118,051.894 | 9.56 | 1,128,576 |
| Qualified XXXVI | 21,190.636 | 13.39 | 283,743 |
| Qualified XXXVIII | 121,867.300 | 9.74 | 1,186,988 |
| Qualified XLIII | 10,246.481 | 9.56 | 97,956 |
| Qualified LIV | 190,575.582 | 11.76 | 2,241,169 |
| Qualified LVI | 237,619.897 | 12.04 | 2,860,944 |
| | 14,951,672.869 | | $ 347,585,445 |
| **ING Real Estate Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 16,592.954 | $ 17.49 | $ 290,211 |
| ING MAP PLUS NP3 | 249.986 | 17.37 | 4,342 |
| ING MAP PLUS NP4 | 8,435.910 | 17.31 | 146,026 |
| ING MAP PLUS NP6 | 7,948.571 | 17.19 | 136,636 |
| ING MAP PLUS NP9 | 4,235.670 | 17.01 | 72,049 |
| ING MAP PLUS NP10 | 13,307.472 | 16.96 | 225,695 |
| ING MAP PLUS NP11 | 2,116.741 | 16.90 | 35,773 |
| ING MAP PLUS NP12 | 12,354.659 | 16.84 | 208,052 |
| ING MAP PLUS NP13 | 2,390.555 | 16.78 | 40,114 |
| ING MAP PLUS NP14 | 3,736.606 | 16.72 | 62,476 |
| ING MAP PLUS NP15 | 182.798 | 16.66 | 3,045 |
| ING MAP PLUS NP17 | 357.892 | 16.55 | 5,923 |
| ING MAP PLUS NP18 | 4,745.117 | 16.49 | 78,247 |
| ING MAP PLUS NP19 | 3,780.675 | 16.44 | 62,154 |
| ING MAP PLUS NP20 | 27,386.098 | 16.38 | 448,584 |
| ING MAP PLUS NP21 | 4,841.833 | 16.32 | 79,019 |
| ING MAP PLUS NP23 | 1,636.771 | 16.21 | 26,532 |
| ING MAP PLUS NP24 | 138.991 | 16.15 | 2,245 |
| ING MAP PLUS NP25 | 941.942 | 16.10 | 15,165 |
| ING MAP PLUS NP26 | 837.582 | 16.04 | 13,435 |
| ING MAP PLUS NP28 | 214.634 | 15.93 | 3,419 |
| ING MAP PLUS NP29 | 709.059 | 15.88 | 11,260 |
| ING MAP PLUS NP36 | 31.976 | 15.50 | 496 |
| | 117,174.492 | | $ 1,970,898 |
| **ING GNMA Income Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 8,207.208 | $ 13.79 | $ 113,177 |
| ING MAP PLUS NP8 | 31,661.672 | 13.46 | 426,166 |
| ING MAP PLUS NP9 | 21,389.001 | 13.41 | 286,826 |
| ING MAP PLUS NP11 | 15,331.708 | 13.32 | 204,218 |
| ING MAP PLUS NP12 | 339.171 | 13.27 | 4,501 |
| ING MAP PLUS NP13 | 148.486 | 13.23 | 1,964 |
| ING MAP PLUS NP14 | 31,702.785 | 13.18 | 417,843 |
| ING MAP PLUS NP15 | 88,514.276 | 13.14 | 1,163,078 |
| ING MAP PLUS NP17 | 33,999.864 | 13.05 | 443,698 |
| ING MAP PLUS NP18 | 11,312.308 | 13.00 | 147,060 |
| ING MAP PLUS NP19 | 7,688.784 | 12.96 | 99,647 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GNMA Income Fund - Class A (continued)** | | | |
| ING MAP PLUS NP20 | 17,161.473 | $ 12.91 | $ 221,555 |
| ING MAP PLUS NP21 | 35.100 | 12.87 | 452 |
| ING MAP PLUS NP22 | 2,365.371 | 12.82 | 30,324 |
| ING MAP PLUS NP23 | 10,245.788 | 12.78 | 130,941 |
| ING MAP PLUS NP24 | 1,162.488 | 12.74 | 14,810 |
| ING MAP PLUS NP26 | 5,059.898 | 12.65 | 64,008 |
| ING MAP PLUS NP27 | 11,470.127 | 12.60 | 144,524 |
| ING MAP PLUS NP28 | 8,894.286 | 12.56 | 111,712 |
| ING MAP PLUS NP29 | 3,855.643 | 12.52 | 48,273 |
| ING MAP PLUS NP30 | 1,070.915 | 12.47 | 13,354 |
| ING MAP PLUS NP32 | 1,337.946 | 12.39 | 16,577 |
| Qualified VI | 14,263.199 | 10.22 | 145,770 |
| Qualified XII (0.25) | 301.498 | 15.66 | 4,721 |
| Qualified XII (0.50) | 1,696.808 | 15.29 | 25,944 |
| Qualified XII (0.65) | 6,053.810 | 15.07 | 91,231 |
| Qualified XII (0.75) | 450.990 | 14.93 | 6,733 |
| Qualified XII (0.95) | 7,265.618 | 10.24 | 74,400 |
| Qualified XII (1.00) | 21,878.778 | 12.64 | 276,548 |
| Qualified XII (1.25) | 346.386 | 10.22 | 3,540 |
| Qualified XVI | 902.005 | 10.20 | 9,200 |
| Qualified LIV | 19.882 | 10.25 | 204 |
| Qualified LVI | 714.346 | 10.28 | 7,343 |
| | 366,847.618 | | $ 4,750,342 |
| **ING Intermediate Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 32,196.965 | $ 12.97 | $ 417,595 |
| ING MAP PLUS NP8 | 58,126.596 | 12.66 | 735,883 |
| ING MAP PLUS NP9 | 15,847.962 | 12.62 | 200,001 |
| ING MAP PLUS NP10 | 32,286.253 | 12.58 | 406,161 |
| ING MAP PLUS NP11 | 31,063.332 | 12.53 | 389,224 |
| ING MAP PLUS NP12 | 49.905 | 12.49 | 623 |
| ING MAP PLUS NP13 | 9,481.838 | 12.45 | 118,049 |
| ING MAP PLUS NP14 | 13,000.980 | 12.40 | 161,212 |
| ING MAP PLUS NP15 | 18,258.447 | 12.36 | 225,674 |
| ING MAP PLUS NP16 | 549.570 | 12.32 | 6,771 |
| ING MAP PLUS NP17 | 18,729.346 | 12.28 | 229,996 |
| ING MAP PLUS NP18 | 431.548 | 12.23 | 5,278 |
| ING MAP PLUS NP19 | 5,327.792 | 12.19 | 64,946 |
| ING MAP PLUS NP20 | 27,859.417 | 12.15 | 338,492 |
| ING MAP PLUS NP21 | 29,734.600 | 12.11 | 360,086 |
| ING MAP PLUS NP23 | 3,740.779 | 12.02 | 44,964 |
| ING MAP PLUS NP24 | 653.091 | 11.98 | 7,824 |
| ING MAP PLUS NP25 | 18,203.997 | 11.94 | 217,356 |
| ING MAP PLUS NP26 | 5,153.110 | 11.90 | 61,322 |
| ING MAP PLUS NP28 | 2,800.168 | 11.82 | 33,098 |
| ING MAP PLUS NP29 | 790.573 | 11.78 | 9,313 |
| ING MAP PLUS NP32 | 1,600.810 | 11.66 | 18,665 |
| | 325,887.079 | | $ 4,052,533 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Intermediate Bond Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 315,685.943 | $11.65 to $87.96 | $    6,970,209 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 8,328.421 | 12.41 | 103,356 |
| ING Custom Choice 65 | 5,350.175 | 12.43 | 66,503 |
| ING MAP PLUS NP1 | 57,384.642 | 12.92 | 741,410 |
| ING MAP PLUS NP8 | 65,546.657 | 12.61 | 826,543 |
| ING MAP PLUS NP9 | 49,915.452 | 12.57 | 627,437 |
| ING MAP PLUS NP10 | 4,650.554 | 12.52 | 58,225 |
| ING MAP PLUS NP11 | 84,730.486 | 12.48 | 1,057,436 |
| ING MAP PLUS NP12 | 69,089.654 | 12.44 | 859,475 |
| ING MAP PLUS NP13 | 439.662 | 12.40 | 5,452 |
| ING MAP PLUS NP14 | 31,707.399 | 12.35 | 391,586 |
| ING MAP PLUS NP15 | 23,514.443 | 12.31 | 289,463 |
| ING MAP PLUS NP17 | 19,064.475 | 12.23 | 233,159 |
| ING MAP PLUS NP18 | 6,244.622 | 12.18 | 76,060 |
| ING MAP PLUS NP19 | 6,361.370 | 12.14 | 77,227 |
| ING MAP PLUS NP20 | 2,391.432 | 12.10 | 28,936 |
| ING MAP PLUS NP21 | 501.555 | 12.06 | 6,049 |
| ING MAP PLUS NP22 | 1,998.872 | 12.02 | 24,026 |
| ING MAP PLUS NP23 | 8,478.547 | 11.97 | 101,488 |
| ING MAP PLUS NP24 | 799.023 | 11.93 | 9,532 |
| ING MAP PLUS NP25 | 4,038.545 | 11.89 | 48,018 |
| ING MAP PLUS NP26 | 1,113.988 | 11.85 | 13,201 |
| ING MAP PLUS NP27 | 1,207.271 | 11.81 | 14,258 |
| ING MAP PLUS NP28 | 7,491.689 | 11.77 | 88,177 |
| ING MAP PLUS NP29 | 6,140.769 | 11.73 | 72,031 |
| ING MAP PLUS NP30 | 5,647.182 | 11.69 | 66,016 |
| Qualified I | 660.865 | 87.77 | 58,004 |
| Qualified V | 3,406.952 | 22.00 | 74,953 |
| Qualified VI | 4,034,860.623 | 22.20 | 89,573,906 |
| Qualified VII | 55,423.408 | 20.69 | 1,146,710 |
| Qualified VIII | 4,442.297 | 20.42 | 90,712 |
| Qualified IX | 400.756 | 21.78 | 8,728 |
| Qualified X (1.15) | 211,714.341 | 22.58 | 4,780,510 |
| Qualified X (1.25) | 557,327.718 | 22.20 | 12,372,675 |
| Qualified XII (0.00) | 1,813.604 | 19.25 | 34,912 |
| Qualified XII (0.05) | 202,579.567 | 25.01 | 5,066,515 |
| Qualified XII (0.10) | 9.573 | 19.01 | 182 |
| Qualified XII (0.20) | 44,018.599 | 18.77 | 826,229 |
| Qualified XII (0.25) | 139,370.821 | 18.65 | 2,599,266 |
| Qualified XII (0.30) | 87,056.612 | 18.53 | 1,613,159 |
| Qualified XII (0.35) | 3,612.216 | 18.42 | 66,537 |
| Qualified XII (0.40) | 112,532.845 | 21.00 | 2,363,190 |
| Qualified XII (0.45) | 892.574 | 18.19 | 16,236 |
| Qualified XII (0.50) | 539,402.050 | 18.32 | 9,881,846 |
| Qualified XII (0.55) | 265,539.125 | 17.96 | 4,769,083 |
| Qualified XII (0.60) | 3,384,371.960 | 17.84 | 60,377,196 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Intermediate Bond Portfolio - Class I (continued)** | | | |
| Qualified XII (0.65) | 841,644.129 | $ 17.73 | $ 14,922,350 |
| Qualified XII (0.70) | 110,443.059 | 17.62 | 1,946,007 |
| Qualified XII (0.75) | 350,086.658 | 17.51 | 6,130,017 |
| Qualified XII (0.80) | 746,514.246 | 17.65 | 13,175,976 |
| Qualified XII (0.85) | 695,236.319 | 19.94 | 13,863,012 |
| Qualified XII (0.90) | 77,947.469 | 17.45 | 1,360,183 |
| Qualified XII (0.95) | 582,574.243 | 19.65 | 11,447,584 |
| Qualified XII (1.00) | 1,500,244.621 | 19.50 | 29,254,770 |
| Qualified XII (1.05) | 45,747.522 | 19.36 | 885,672 |
| Qualified XII (1.10) | 124,600.386 | 19.22 | 2,394,819 |
| Qualified XII (1.15) | 121,805.270 | 19.08 | 2,324,045 |
| Qualified XII (1.20) | 30,972.317 | 18.94 | 586,616 |
| Qualified XII (1.25) | 109,355.750 | 18.80 | 2,055,888 |
| Qualified XII (1.30) | 8,492.600 | 18.67 | 158,557 |
| Qualified XII (1.35) | 192.997 | 18.53 | 3,576 |
| Qualified XII (1.40) | 22,691.048 | 18.39 | 417,288 |
| Qualified XII (1.45) | 2,823.183 | 18.26 | 51,551 |
| Qualified XII (1.50) | 977.028 | 18.13 | 17,714 |
| Qualified XV | 11,704.018 | 23.15 | 270,948 |
| Qualified XVI | 107,632.581 | 21.45 | 2,308,719 |
| Qualified XVII | 102,132.625 | 22.66 | 2,314,325 |
| Qualified XVIII | 143,331.826 | 22.66 | 3,247,899 |
| Qualified XIX | 27.178 | 89.57 | 2,434 |
| Qualified XX | 5,295.745 | 87.85 | 465,231 |
| Qualified XXI | 18,908.398 | 23.56 | 445,482 |
| Qualified XXVI | 8,167.712 | 23.36 | 190,798 |
| Qualified XXVII | 502,606.472 | 88.32 | 44,390,204 |
| Qualified XXVIII | 113,740.976 | 88.16 | 10,027,404 |
| Qualified XXIX | 271.951 | 86.08 | 23,410 |
| Qualified XXX | 17,825.505 | 83.94 | 1,496,273 |
| Qualified XXXII | 86,785.491 | 12.31 | 1,068,329 |
| Qualified XXXIII (0.65) | 18,383.025 | 14.92 | 274,275 |
| Qualified XXXIV | 10,056.719 | 11.13 | 111,931 |
| Qualified XXXV | 2,680.531 | 12.26 | 32,863 |
| Qualified XXXVI | 25,822.135 | 15.07 | 389,140 |
| Qualified XXXVIII | 109,266.665 | 11.33 | 1,237,991 |
| Qualified XLIII | 14,144.805 | 11.13 | 157,432 |
| Qualified LIV | 132,662.961 | 12.25 | 1,625,121 |
| Qualified LVI | 322,697.508 | 12.54 | 4,046,627 |
| | 17,563,753.006 | | $ 383,698,283 |
| | | | |
| **ING Intermediate Bond Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 43,791.530 | $ 11.66 | $ 510,609 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Artio Foreign Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 6,374.808 | $ 14.27 | $ 90,969 |
| ING Custom Choice 65 | 103.920 | 12.70 | 1,320 |
| Qualified VI | 881,544.042 | 13.62 | 12,006,630 |
| Qualified X (1.15) | 39,768.115 | 14.23 | 565,900 |
| Qualified X (1.25) | 57,806.224 | 14.14 | 817,380 |
| Qualified XII (0.00) | 642.288 | 14.81 | 9,512 |
| Qualified XII (0.10) | 206.046 | 14.71 | 3,031 |
| Qualified XII (0.25) | 2,303.739 | 14.56 | 33,542 |
| Qualified XII (0.30) | 6,628.245 | 14.51 | 96,176 |
| Qualified XII (0.35) | 4.084 | 14.47 | 59 |
| Qualified XII (0.40) | 96,548.063 | 14.42 | 1,392,223 |
| Qualified XII (0.50) | 187,210.758 | 14.32 | 2,680,858 |
| Qualified XII (0.55) | 21,424.800 | 14.27 | 305,732 |
| Qualified XII (0.60) | 18,894.555 | 14.23 | 268,870 |
| Qualified XII (0.65) | 46,164.593 | 14.18 | 654,614 |
| Qualified XII (0.70) | 21,104.706 | 14.13 | 298,209 |
| Qualified XII (0.75) | 62,115.665 | 14.08 | 874,589 |
| Qualified XII (0.80) | 24,958.520 | 14.04 | 350,418 |
| Qualified XII (0.85) | 135,515.594 | 13.99 | 1,895,863 |
| Qualified XII (0.90) | 14,890.380 | 13.94 | 207,572 |
| Qualified XII (0.95) | 102,866.596 | 13.90 | 1,429,846 |
| Qualified XII (1.00) | 441,519.215 | 13.85 | 6,115,041 |
| Qualified XII (1.05) | 6,852.984 | 13.80 | 94,571 |
| Qualified XII (1.10) | 25,720.818 | 13.76 | 353,918 |
| Qualified XII (1.15) | 26,874.179 | 13.71 | 368,445 |
| Qualified XII (1.20) | 1,389.238 | 13.67 | 18,991 |
| Qualified XII (1.25) | 51,487.558 | 13.62 | 701,261 |
| Qualified XII (1.30) | 571.420 | 13.58 | 7,760 |
| Qualified XII (1.35) | 25.337 | 13.53 | 343 |
| Qualified XII (1.40) | 1,682.059 | 13.49 | 22,691 |
| Qualified XII (1.45) | 4,831.148 | 13.44 | 64,931 |
| Qualified XV | 522.278 | 13.90 | 7,260 |
| Qualified XVI | 11,514.912 | 13.40 | 154,300 |
| Qualified XVII | 5,676.292 | 13.73 | 77,935 |
| Qualified XVIII | 6,433.768 | 14.37 | 92,453 |
| Qualified XXVI | 155.843 | 13.98 | 2,179 |
| Qualified XXXII | 1,339.513 | 14.14 | 18,941 |
| Qualified XXXIV | 5,130.445 | 7.06 | 36,221 |
| Qualified XXXVIII | 1,699.459 | 7.19 | 12,219 |
| Qualified XLIII | 94.033 | 7.07 | 665 |
| Qualified LIV | 31,015.290 | 12.51 | 388,001 |
| Qualified LVI | 5,242.951 | 12.79 | 67,057 |
| | 2,356,854.481 | | $ 32,588,496 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Large Cap Growth Portfolio -** | | | |
| **Institutional Class** | | | |
| Currently payable annuity contracts: | 27,163.514 | $8.45 to $8.63 | $        232,386 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 203.145 | 9.08 | 1,845 |
| ING Custom Choice 65 | 11,188.404 | 9.37 | 104,835 |
| Qualified V | 2,951.011 | 9.02 | 26,618 |
| Qualified VI | 3,093,867.717 | 9.08 | 28,092,319 |
| Qualified VIII | 1,189.576 | 9.07 | 10,789 |
| Qualified X (1.15) | 229,093.996 | 9.11 | 2,087,046 |
| Qualified X (1.25) | 149,790.912 | 9.08 | 1,360,101 |
| Qualified XII (0.05) | 39,301.206 | 9.53 | 374,540 |
| Qualified XII (0.25) | 22,579.447 | 9.44 | 213,150 |
| Qualified XII (0.30) | 45,486.928 | 9.43 | 428,942 |
| Qualified XII (0.35) | 12,324.542 | 9.41 | 115,974 |
| Qualified XII (0.40) | 84,489.812 | 9.39 | 793,359 |
| Qualified XII (0.45) | 819.995 | 9.37 | 7,683 |
| Qualified XII (0.50) | 155,366.202 | 9.35 | 1,452,674 |
| Qualified XII (0.55) | 103,145.348 | 9.34 | 963,378 |
| Qualified XII (0.60) | 53,140.254 | 9.32 | 495,267 |
| Qualified XII (0.65) | 391,315.942 | 9.30 | 3,639,238 |
| Qualified XII (0.70) | 92,508.512 | 9.28 | 858,479 |
| Qualified XII (0.75) | 88,140.081 | 9.26 | 816,177 |
| Qualified XII (0.80) | 199,979.716 | 9.25 | 1,849,812 |
| Qualified XII (0.85) | 413,057.481 | 9.23 | 3,812,521 |
| Qualified XII (0.90) | 32,377.290 | 9.21 | 298,195 |
| Qualified XII (0.95) | 298,690.678 | 9.19 | 2,744,967 |
| Qualified XII (1.00) | 890,639.115 | 9.18 | 8,176,067 |
| Qualified XII (1.05) | 82,633.573 | 9.16 | 756,924 |
| Qualified XII (1.10) | 133,172.969 | 9.14 | 1,217,201 |
| Qualified XII (1.15) | 49,257.643 | 9.12 | 449,230 |
| Qualified XII (1.20) | 30,461.745 | 9.11 | 277,506 |
| Qualified XII (1.25) | 56,081.585 | 9.09 | 509,782 |
| Qualified XII (1.30) | 14,883.784 | 9.07 | 134,996 |
| Qualified XII (1.35) | 29.335 | 9.05 | 265 |
| Qualified XII (1.40) | 16,399.271 | 9.04 | 148,249 |
| Qualified XII (1.45) | 3,235.462 | 9.02 | 29,184 |
| Qualified XII (1.50) | 2,286.353 | 9.00 | 20,577 |
| Qualified XV | 20,212.340 | 9.18 | 185,549 |
| Qualified XVI | 79,018.640 | 8.99 | 710,378 |
| Qualified XVII | 2,560.231 | 9.08 | 23,247 |
| Qualified XVIII | 16,969.471 | 9.16 | 155,440 |
| Qualified XXII | 494.448 | 9.36 | 4,628 |
| Qualified XXVI | 21,666.005 | 9.20 | 199,327 |
| Qualified XXVII | 1,806,536.533 | 9.16 | 16,547,875 |
| Qualified XXVIII | 236,884.177 | 9.17 | 2,172,228 |
| Qualified XXXII | 12,493.417 | 9.08 | 113,440 |
| Qualified XXXIV | 56,740.505 | 8.64 | 490,238 |
| Qualified XXXVI | 14,532.635 | 9.32 | 135,444 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING BlackRock Large Cap Growth Portfolio - Institutional Class (continued)** | | | | | |
| Qualified XXXVIII | 33,662.703 | $ | 8.80 | $ | 296,232 |
| Qualified XLIII | 10,278.708 | | 8.65 | | 88,911 |
| Qualified LIV | 18,405.519 | | 9.23 | | 169,883 |
| Qualified LVI | 97,896.515 | | 9.44 | | 924,143 |
| | 9,255,604.391 | | | $ | 84,717,239 |
| **ING BlackRock Large Cap Growth Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (0.00) | 799.178 | $ | 10.95 | $ | 8,751 |
| Qualified XII (0.50) | 17,501.998 | | 10.71 | | 187,446 |
| | 18,301.176 | | | $ | 196,197 |
| **ING BlackRock Large Cap Growth Portfolio - Service 2 Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXXV | 23,771.331 | $ | 9.25 | $ | 219,885 |
| **ING Clarion Global Real Estate Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 62 | 568.803 | $ | 10.17 | $ | 5,785 |
| ING Custom Choice 65 | 1,347.338 | | 10.37 | | 13,972 |
| Qualified V | 210.750 | | 10.13 | | 2,135 |
| Qualified VI | 1,146,206.329 | | 10.17 | | 11,656,918 |
| Qualified X (1.15) | 22,102.175 | | 10.20 | | 225,442 |
| Qualified X (1.25) | 85,909.994 | | 10.18 | | 874,564 |
| Qualified XII (0.00) | 6,606.169 | | 10.47 | | 69,167 |
| Qualified XII (0.10) | 70.200 | | 10.45 | | 734 |
| Qualified XII (0.25) | 84,966.238 | | 10.41 | | 884,499 |
| Qualified XII (0.30) | 3,908.030 | | 10.40 | | 40,644 |
| Qualified XII (0.40) | 169,857.561 | | 10.37 | | 1,761,423 |
| Qualified XII (0.50) | 935,985.094 | | 10.35 | | 9,687,446 |
| Qualified XII (0.55) | 62,988.752 | | 10.34 | | 651,304 |
| Qualified XII (0.60) | 17,573.145 | | 10.32 | | 181,355 |
| Qualified XII (0.65) | 40,646.118 | | 10.31 | | 419,061 |
| Qualified XII (0.70) | 27,404.623 | | 10.30 | | 282,268 |
| Qualified XII (0.75) | 131,857.443 | | 10.29 | | 1,356,813 |
| Qualified XII (0.80) | 221,760.224 | | 10.27 | | 2,277,478 |
| Qualified XII (0.85) | 258,022.061 | | 10.26 | | 2,647,306 |
| Qualified XII (0.90) | 19,023.721 | | 10.25 | | 194,993 |
| Qualified XII (0.95) | 156,125.102 | | 10.24 | | 1,598,721 |
| Qualified XII (1.00) | 960,063.198 | | 10.23 | | 9,821,447 |
| Qualified XII (1.05) | 11,838.643 | | 10.21 | | 120,873 |
| Qualified XII (1.10) | 25,993.210 | | 10.20 | | 265,131 |
| Qualified XII (1.15) | 51,877.128 | | 10.19 | | 528,628 |
| Qualified XII (1.20) | 3,357.820 | | 10.18 | | 34,183 |
| Qualified XII (1.25) | 42,679.151 | | 10.17 | | 434,047 |
| Qualified XII (1.30) | 0.590 | | 10.15 | | 6 |
| Qualified XII (1.40) | 5,770.209 | | 10.13 | | 58,452 |
| Qualified XII (1.45) | 967.353 | | 10.12 | | 9,790 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Clarion Global Real Estate Portfolio - Institutional Class (continued)** | | | |
| Qualified XV | 2,247.863 | $ 10.24 | $ 23,018 |
| Qualified XVI | 13,753.060 | 10.11 | 139,043 |
| Qualified XVII | 1,551.935 | 10.17 | 15,783 |
| Qualified XVIII | 3,177.477 | 10.47 | 33,268 |
| Qualified XXI | 5,758.613 | 10.27 | 59,141 |
| Qualified XXVI | 1,006.283 | 10.29 | 10,355 |
| Qualified XXVII | 1,100,278.781 | 10.23 | 11,255,852 |
| Qualified XXVIII | 160,410.615 | 10.24 | 1,642,605 |
| Qualified XXXII | 2,311.771 | 10.18 | 23,534 |
| Qualified XXXIV | 4,875.405 | 10.28 | 50,119 |
| Qualified XXXVIII | 3,368.032 | 10.47 | 35,263 |
| Qualified XLIII | 290.990 | 10.29 | 2,994 |
| Qualified LIV | 9,262.048 | 10.27 | 95,121 |
| Qualified LVI | 11,670.383 | 10.41 | 121,489 |
| | 5,815,650.428 | | $ 59,612,170 |
| | | | |
| **ING Clarion Real Estate Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 182,185.619 | $10.07 to $10.56 | $ 1,923,551 |
| Contracts in accumulation period: | | | |
| | 182,185.619 | | $ 1,923,551 |
| | | | |
| **ING Clarion Real Estate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,909.703 | $ 10.29 | $ 40,231 |
| ING Custom Choice 65 | 5,141.190 | 10.72 | 55,114 |
| ING MAP PLUS NP1 | 89,435.468 | 10.88 | 973,058 |
| ING MAP PLUS NP4 | 8,851.062 | 10.80 | 95,591 |
| ING MAP PLUS NP8 | 25,042.193 | 10.70 | 267,951 |
| ING MAP PLUS NP9 | 14,845.293 | 10.67 | 158,399 |
| ING MAP PLUS NP11 | 11,681.056 | 10.62 | 124,053 |
| ING MAP PLUS NP12 | 10,925.986 | 10.60 | 115,815 |
| ING MAP PLUS NP14 | 2,207.357 | 10.55 | 23,288 |
| ING MAP PLUS NP15 | 9,910.914 | 10.53 | 104,362 |
| ING MAP PLUS NP16 | 2,977.315 | 10.50 | 31,262 |
| ING MAP PLUS NP17 | 9,798.406 | 10.48 | 102,687 |
| ING MAP PLUS NP18 | 647.237 | 10.45 | 6,764 |
| ING MAP PLUS NP19 | 1,466.427 | 10.43 | 15,295 |
| ING MAP PLUS NP20 | 5,123.969 | 10.40 | 53,289 |
| ING MAP PLUS NP22 | 321.509 | 10.35 | 3,328 |
| ING MAP PLUS NP23 | 204.442 | 10.33 | 2,112 |
| ING MAP PLUS NP24 | 520.535 | 10.31 | 5,367 |
| ING MAP PLUS NP25 | 9,143.772 | 10.28 | 93,998 |
| ING MAP PLUS NP26 | 3,051.967 | 10.26 | 31,313 |
| ING MAP PLUS NP27 | 4,574.186 | 10.23 | 46,794 |
| ING MAP PLUS NP28 | 2,361.000 | 10.21 | 24,106 |
| Qualified V | 2,123.418 | 10.21 | 21,680 |
| Qualified VI | 842,933.122 | 10.29 | 8,673,782 |
| Qualified XII (0.00) | 307.233 | 10.91 | 3,352 |
| Qualified XII (0.25) | 71.390 | 10.78 | 770 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Clarion Real Estate Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.30) | 16,747.787 | $ 10.76 | $ 180,206 |
| Qualified XII (0.40) | 116,524.386 | 10.71 | 1,247,976 |
| Qualified XII (0.50) | 908,569.133 | 10.66 | 9,685,347 |
| Qualified XII (0.55) | 30,990.758 | 10.63 | 329,432 |
| Qualified XII (0.60) | 6,970.032 | 10.61 | 73,952 |
| Qualified XII (0.65) | 80,003.637 | 10.58 | 846,438 |
| Qualified XII (0.70) | 21,427.697 | 10.56 | 226,276 |
| Qualified XII (0.75) | 138,998.410 | 10.53 | 1,463,653 |
| Qualified XII (0.80) | 110,137.553 | 10.51 | 1,157,546 |
| Qualified XII (0.85) | 340,318.395 | 10.48 | 3,566,537 |
| Qualified XII (0.90) | 8,145.308 | 10.46 | 85,200 |
| Qualified XII (0.95) | 160,633.224 | 10.43 | 1,675,405 |
| Qualified XII (1.00) | 668,542.904 | 10.41 | 6,959,532 |
| Qualified XII (1.05) | 7,782.223 | 10.39 | 80,857 |
| Qualified XII (1.10) | 22,323.291 | 10.36 | 231,269 |
| Qualified XII (1.15) | 22,553.211 | 10.34 | 233,200 |
| Qualified XII (1.20) | 7,543.988 | 10.31 | 77,779 |
| Qualified XII (1.25) | 60,269.533 | 10.29 | 620,173 |
| Qualified XII (1.30) | 1,564.589 | 10.26 | 16,053 |
| Qualified XII (1.40) | 2,186.717 | 10.22 | 22,348 |
| Qualified XII (1.45) | 37.266 | 10.19 | 380 |
| Qualified XII (1.50) | 6.021 | 10.17 | 61 |
| Qualified XV | 5,331.999 | 10.43 | 55,613 |
| Qualified XVI | 21,018.669 | 10.17 | 213,760 |
| Qualified XXI | 28,872.194 | 10.51 | 303,447 |
| Qualified XXVI | 2,205.045 | 10.46 | 23,065 |
| Qualified XXXIII (0.65) | 17,167.337 | 10.58 | 181,630 |
| Qualified XXXIV | 123.462 | 9.13 | 1,127 |
| Qualified XXXVIII | 12,918.681 | 9.30 | 120,144 |
| Qualified XLIII | 126.816 | 9.13 | 1,158 |
| Qualified LIV | 21,142.964 | 10.56 | 223,270 |
| Qualified LVI | 26,115.344 | 10.80 | 282,046 |
| | 3,934,874.724 | | $ 41,258,641 |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,487.706 | $ 15.47 | $ 53,955 |
| ING Custom Choice 65 | 475.397 | 16.30 | 7,749 |
| ING MAP PLUS NP1 | 61,510.624 | 16.54 | 1,017,386 |
| ING MAP PLUS NP3 | 376.330 | 16.44 | 6,187 |
| ING MAP PLUS NP4 | 13,440.585 | 16.40 | 220,426 |
| ING MAP PLUS NP5 | 86.386 | 16.35 | 1,412 |
| ING MAP PLUS NP6 | 27,939.836 | 16.30 | 455,419 |
| ING MAP PLUS NP8 | 29,478.967 | 16.21 | 477,854 |
| ING MAP PLUS NP9 | 32,054.689 | 16.17 | 518,324 |
| ING MAP PLUS NP10 | 9,104.673 | 16.12 | 146,767 |
| ING MAP PLUS NP11 | 19,138.724 | 16.07 | 307,559 |
| ING MAP PLUS NP12 | 21,654.515 | 16.03 | 347,122 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP13 | 3,364.258 | $ 15.98 | $ 53,761 |
| ING MAP PLUS NP14 | 26,531.309 | 15.94 | 422,909 |
| ING MAP PLUS NP15 | 23,421.329 | 15.89 | 372,165 |
| ING MAP PLUS NP16 | 991.035 | 15.85 | 15,708 |
| ING MAP PLUS NP17 | 7,632.692 | 15.80 | 120,597 |
| ING MAP PLUS NP18 | 2,106.694 | 15.76 | 33,202 |
| ING MAP PLUS NP19 | 2,921.296 | 15.71 | 45,894 |
| ING MAP PLUS NP20 | 909.509 | 15.67 | 14,252 |
| ING MAP PLUS NP21 | 4,429.421 | 15.62 | 69,188 |
| ING MAP PLUS NP22 | 11,769.945 | 15.58 | 183,376 |
| ING MAP PLUS NP23 | 1,619.855 | 15.54 | 25,173 |
| ING MAP PLUS NP24 | 327.316 | 15.49 | 5,070 |
| ING MAP PLUS NP25 | 4,774.792 | 15.45 | 73,771 |
| ING MAP PLUS NP26 | 6,937.203 | 15.40 | 106,833 |
| ING MAP PLUS NP27 | 3,257.797 | 15.36 | 50,040 |
| ING MAP PLUS NP28 | 3,680.235 | 15.32 | 56,381 |
| ING MAP PLUS NP29 | 2,086.403 | 15.27 | 31,859 |
| ING MAP PLUS NP30 | 147.356 | 15.23 | 2,244 |
| ING MAP PLUS NP36 | 5.657 | 14.97 | 85 |
| Qualified VI | 873,218.660 | 15.47 | 13,508,693 |
| Qualified VIII | 731.298 | 15.46 | 11,306 |
| Qualified XII (0.00) | 9,824.452 | 16.61 | 163,184 |
| Qualified XII (0.10) | 31.613 | 16.52 | 522 |
| Qualified XII (0.25) | 14,269.431 | 16.38 | 233,733 |
| Qualified XII (0.30) | 11,751.344 | 16.33 | 191,899 |
| Qualified XII (0.40) | 26,610.417 | 16.24 | 432,153 |
| Qualified XII (0.50) | 769,394.441 | 16.15 | 12,425,720 |
| Qualified XII (0.55) | 27,715.837 | 16.10 | 446,225 |
| Qualified XII (0.60) | 6,783.033 | 16.05 | 108,868 |
| Qualified XII (0.65) | 66,778.773 | 16.01 | 1,069,128 |
| Qualified XII (0.70) | 31,422.621 | 15.96 | 501,505 |
| Qualified XII (0.75) | 222,751.389 | 15.92 | 3,546,202 |
| Qualified XII (0.80) | 26,397.169 | 15.87 | 418,923 |
| Qualified XII (0.85) | 168,496.462 | 15.83 | 2,667,299 |
| Qualified XII (0.90) | 5,441.278 | 15.78 | 85,863 |
| Qualified XII (0.95) | 117,462.463 | 15.74 | 1,848,859 |
| Qualified XII (1.00) | 961,605.616 | 15.69 | 15,087,592 |
| Qualified XII (1.05) | 5,010.698 | 15.65 | 78,417 |
| Qualified XII (1.10) | 20,954.687 | 15.60 | 326,893 |
| Qualified XII (1.15) | 28,855.402 | 15.56 | 448,990 |
| Qualified XII (1.20) | 4,846.741 | 15.52 | 75,221 |
| Qualified XII (1.25) | 55,468.902 | 15.47 | 858,104 |
| Qualified XII (1.30) | 815.706 | 15.43 | 12,586 |
| Qualified XII (1.40) | 406.215 | 15.34 | 6,231 |
| Qualified XII (1.45) | 26.577 | 15.30 | 407 |
| Qualified XII (1.50) | 126.131 | 15.25 | 1,924 |
| Qualified XV | 157.487 | 15.74 | 2,479 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class (continued)** | | | |
| Qualified XVI | 15,967.411 | 15.25 | 243,503 |
| Qualified XXI | 213,122.413 | 15.87 | 3,382,253 |
| Qualified XXVI | 376.805 | 15.78 | 5,946 |
| Qualified XXXIV | 600.698 | 10.41 | 6,253 |
| Qualified XXXVIII | 8,189.940 | 10.61 | 86,895 |
| Qualified XLIII | 855.154 | 10.42 | 8,911 |
| Qualified LIV | 59,469.316 | 16.06 | 955,077 |
| Qualified LVI | 4,107.492 | 16.42 | 67,445 |
| | 4,085,706.606 | | $ 64,557,877 |
| | | | |
| **ING Global Resources Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.20) | 2,427.680 | $ 13.76 | $ 33,405 |
| | | | |
| **ING Global Resources Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 15,162.455 | $ 12.79 | $ 193,928 |
| ING Custom Choice 65 | 14,618.787 | 13.25 | 193,699 |
| ING MAP PLUS NP6 | 6,399.569 | 15.01 | 96,058 |
| ING MAP PLUS NP11 | 0.724 | 14.95 | 11 |
| ING MAP PLUS NP15 | 2,550.884 | 14.90 | 38,008 |
| ING MAP PLUS NP18 | 3,461.764 | 14.86 | 51,442 |
| ING MAP PLUS NP26 | 738.517 | 14.76 | 10,901 |
| Qualified V | 41.544 | 12.71 | 528 |
| Qualified VI | 2,783,413.562 | 12.79 | 35,599,859 |
| Qualified VIII | 737.249 | 12.79 | 9,429 |
| Qualified XII (0.05) | 61,238.973 | 13.47 | 824,889 |
| Qualified XII (0.10) | 80.201 | 13.42 | 1,076 |
| Qualified XII (0.25) | 76,101.720 | 13.34 | 1,015,197 |
| Qualified XII (0.30) | 56,434.220 | 13.31 | 751,139 |
| Qualified XII (0.35) | 1,236.752 | 13.28 | 16,424 |
| Qualified XII (0.40) | 287,494.891 | 13.25 | 3,809,307 |
| Qualified XII (0.45) | 209.665 | 13.23 | 2,774 |
| Qualified XII (0.50) | 103,519.834 | 13.20 | 1,366,462 |
| Qualified XII (0.55) | 79,575.562 | 13.17 | 1,048,010 |
| Qualified XII (0.60) | 45,193.989 | 13.14 | 593,849 |
| Qualified XII (0.65) | 256,989.465 | 13.12 | 3,371,702 |
| Qualified XII (0.70) | 88,392.796 | 13.09 | 1,157,062 |
| Qualified XII (0.75) | 269,123.668 | 13.06 | 3,514,755 |
| Qualified XII (0.80) | 446,274.620 | 13.04 | 5,819,421 |
| Qualified XII (0.85) | 587,076.102 | 13.01 | 7,637,860 |
| Qualified XII (0.90) | 37,425.077 | 12.98 | 485,778 |
| Qualified XII (0.95) | 455,641.369 | 12.95 | 5,900,556 |
| Qualified XII (1.00) | 1,170,255.185 | 12.93 | 15,131,400 |
| Qualified XII (1.05) | 49,086.154 | 12.90 | 633,211 |
| Qualified XII (1.10) | 70,571.761 | 12.87 | 908,259 |
| Qualified XII (1.15) | 97,385.280 | 12.85 | 1,251,401 |
| Qualified XII (1.20) | 13,302.562 | 12.82 | 170,539 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Global Resources Portfolio - Service** | | | |
| **Class (continued)** | | | |
| Qualified XII (1.25) | 119,967.090 | $ 12.79 | $ 1,534,379 |
| Qualified XII (1.30) | 347.904 | 12.77 | 4,443 |
| Qualified XII (1.35) | 36.626 | 12.74 | 467 |
| Qualified XII (1.40) | 6,068.505 | 12.72 | 77,191 |
| Qualified XII (1.45) | 419.691 | 12.69 | 5,326 |
| Qualified XII (1.50) | 1,594.272 | 12.66 | 20,183 |
| Qualified XIII | 1,534.825 | 12.95 | 19,876 |
| Qualified XV | 30,645.395 | 12.95 | 396,858 |
| Qualified XVI | 56,394.348 | 12.66 | 713,952 |
| Qualified XVII | 3,486.279 | 12.80 | 44,624 |
| Qualified XXI | 55,198.158 | 13.04 | 719,784 |
| Qualified XXVI | 39,766.815 | 13.06 | 519,355 |
| Qualified XXVII | 1,775,339.057 | 13.01 | 23,097,161 |
| Qualified XXVIII | 905,744.102 | 13.01 | 11,783,731 |
| Qualified XXXIV | 3,695.431 | 9.88 | 36,511 |
| Qualified XXXVI | 13,964.125 | 13.17 | 183,908 |
| Qualified XXXVIII | 22,028.518 | 10.06 | 221,607 |
| Qualified XLIII | 9,409.207 | 9.88 | 92,963 |
| Qualified LIV | 46,935.405 | 13.06 | 612,976 |
| Qualified LVI | 128,848.220 | 13.37 | 1,722,701 |
| | 10,301,158.874 | | $ 133,412,930 |
| | | | |
| **ING Janus Contrarian Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,279.524 | $ 8.09 | $ 10,351 |
| ING Custom Choice 65 | 442.401 | 8.27 | 3,659 |
| ING MAP PLUS NP11 | 56.854 | 8.23 | 468 |
| ING MAP PLUS NP18 | 41.507 | 8.15 | 338 |
| ING MAP PLUS NP22 | 4,039.242 | 8.11 | 32,758 |
| ING MAP PLUS NP26 | 1,970.311 | 8.07 | 15,900 |
| ING MAP PLUS NP28 | 2,162.749 | 8.04 | 17,388 |
| ING MAP PLUS NP30 | 129.874 | 8.02 | 1,042 |
| Qualified VI | 317,074.816 | 8.09 | 2,565,135 |
| Qualified XII (0.00) | 473.254 | 9.11 | 4,311 |
| Qualified XII (0.30) | 5,038.987 | 9.01 | 45,401 |
| Qualified XII (0.40) | 37,402.584 | 8.98 | 335,875 |
| Qualified XII (0.50) | 1,451,599.398 | 8.94 | 12,977,299 |
| Qualified XII (0.55) | 10,302.945 | 8.92 | 91,902 |
| Qualified XII (0.60) | 2,285.451 | 8.91 | 20,363 |
| Qualified XII (0.65) | 4,230.537 | 8.89 | 37,609 |
| Qualified XII (0.70) | 2,854.719 | 8.87 | 25,321 |
| Qualified XII (0.75) | 36,395.589 | 8.86 | 322,465 |
| Qualified XII (0.80) | 99,367.169 | 8.84 | 878,406 |
| Qualified XII (0.85) | 244,524.813 | 8.82 | 2,156,709 |
| Qualified XII (0.90) | 8,206.117 | 8.81 | 72,296 |
| Qualified XII (0.95) | 36,163.362 | 8.79 | 317,876 |
| Qualified XII (1.00) | 144,061.090 | 8.77 | 1,263,416 |
| Qualified XII (1.05) | 4,241.229 | 8.76 | 37,153 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Janus Contrarian Portfolio - Service** | | | |
| **Class (continued)** | | | |
| Qualified XII (1.10) | 4,636.540 | $ 8.74 | $ 40,523 |
| Qualified XII (1.15) | 3,188.958 | 8.72 | 27,808 |
| Qualified XII (1.20) | 546.367 | 8.71 | 4,759 |
| Qualified XII (1.25) | 6,209.948 | 8.69 | 53,964 |
| Qualified XII (1.30) | 665.324 | 8.67 | 5,768 |
| Qualified XII (1.40) | 198.307 | 8.64 | 1,713 |
| Qualified XIII | 579.953 | 8.15 | 4,727 |
| Qualified XV | 16,414.081 | 8.15 | 133,775 |
| Qualified XVI | 3,008.783 | 8.03 | 24,161 |
| Qualified XVII | 115.384 | 8.09 | 933 |
| Qualified XXI | 2,623.048 | 8.18 | 21,457 |
| Qualified XXVI | 24.353 | 8.16 | 199 |
| Qualified XXXVIII | 1,201.769 | 7.98 | 9,590 |
| Qualified XLIII | 1,383.952 | 8.21 | 11,362 |
| Qualified LIV | 5,071.110 | 8.18 | 41,482 |
| Qualified LVI | 7,155.033 | 8.30 | 59,387 |
| | 2,467,367.432 | | $ 21,675,049 |
| **ING JPMorgan Emerging Markets Equity Portfolio -** | | | |
| **Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 20,410.423 | $ 19.86 | $ 405,351 |
| **ING JPMorgan Emerging Markets Equity Portfolio -** | | | |
| **Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 970,195.667 | $ 20.75 | $ 20,131,560 |
| Qualified XXVIII | 982,515.640 | 20.78 | 20,416,675 |
| | 1,952,711.307 | | $ 40,548,235 |
| **ING JPMorgan Emerging Markets Equity Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,766.922 | $ 23.81 | $ 42,070 |
| ING Custom Choice 65 | 1,734.237 | 25.09 | 43,512 |
| ING MAP PLUS NP1 | 49,309.900 | 16.01 | 789,452 |
| ING MAP PLUS NP9 | 17,642.947 | 15.71 | 277,171 |
| ING MAP PLUS NP11 | 7,475.275 | 15.64 | 116,913 |
| ING MAP PLUS NP12 | 3,131.260 | 15.60 | 48,848 |
| ING MAP PLUS NP14 | 1,837.751 | 15.53 | 28,540 |
| ING MAP PLUS NP15 | 4,647.485 | 15.49 | 71,990 |
| ING MAP PLUS NP17 | 1,436.778 | 15.42 | 22,155 |
| ING MAP PLUS NP18 | 2,932.029 | 15.38 | 45,095 |
| ING MAP PLUS NP23 | 5,530.326 | 15.20 | 84,061 |
| ING MAP PLUS NP24 | 241.707 | 15.17 | 3,667 |
| ING MAP PLUS NP25 | 5,985.778 | 15.13 | 90,565 |
| ING MAP PLUS NP26 | 5,364.858 | 15.10 | 81,009 |
| ING MAP PLUS NP28 | 1,329.215 | 15.03 | 19,978 |
| ING MAP PLUS NP30 | 58.733 | 14.96 | 879 |
| Qualified VI | 604,172.298 | 23.81 | 14,385,342 |
| Qualified XII (0.10) | 55.793 | 25.42 | 1,418 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.25) | 162.664 | $ 25.21 | $ 4,101 |
| Qualified XII (0.30) | 7,788.436 | 25.13 | 195,723 |
| Qualified XII (0.40) | 20,135.090 | 24.99 | 503,176 |
| Qualified XII (0.50) | 25,791.244 | 24.85 | 640,912 |
| Qualified XII (0.55) | 13,115.347 | 24.78 | 324,998 |
| Qualified XII (0.60) | 9,875.927 | 24.71 | 244,034 |
| Qualified XII (0.65) | 64,483.537 | 24.64 | 1,588,874 |
| Qualified XII (0.70) | 12,101.062 | 24.57 | 297,323 |
| Qualified XII (0.75) | 10,438.493 | 24.50 | 255,743 |
| Qualified XII (0.80) | 33,473.521 | 24.43 | 817,758 |
| Qualified XII (0.85) | 84,289.589 | 24.36 | 2,053,294 |
| Qualified XII (0.90) | 13,436.384 | 24.29 | 326,370 |
| Qualified XII (0.95) | 90,075.191 | 24.22 | 2,181,621 |
| Qualified XII (1.00) | 189,756.692 | 24.15 | 4,582,624 |
| Qualified XII (1.05) | 8,374.161 | 24.09 | 201,734 |
| Qualified XII (1.10) | 18,550.870 | 24.02 | 445,592 |
| Qualified XII (1.15) | 15,884.010 | 23.95 | 380,422 |
| Qualified XII (1.20) | 3,028.410 | 23.88 | 72,318 |
| Qualified XII (1.25) | 35,794.829 | 23.81 | 852,275 |
| Qualified XII (1.40) | 1,668.751 | 23.61 | 39,399 |
| Qualified XII (1.45) | 522.732 | 23.55 | 12,310 |
| Qualified XII (1.50) | 581.103 | 23.48 | 13,644 |
| Qualified XIII | 2,890.725 | 24.22 | 70,013 |
| Qualified XV | 2,729.981 | 24.22 | 66,120 |
| Qualified XVI | 15,542.614 | 23.48 | 364,941 |
| Qualified XVII | 791.075 | 23.81 | 18,835 |
| Qualified XXVI | 4,023.289 | 24.29 | 97,726 |
| Qualified XXXIV | 3,001.848 | 9.94 | 29,838 |
| Qualified XXXVIII | 3,561.234 | 10.13 | 36,075 |
| Qualified XLIII | 1,844.572 | 9.95 | 18,353 |
| Qualified LIV | 5,263.646 | 24.72 | 130,117 |
| Qualified LVI | 27,761.453 | 25.27 | 701,532 |
| | 1,441,391.772 | | $ 33,720,460 |
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 8,976.228 | $ 13.22 | $ 118,666 |
| Qualified VI | 105,682.033 | 13.75 | 1,453,128 |
| Qualified XII (0.00) | 21,176.734 | 14.76 | 312,569 |
| Qualified XII (0.30) | 1,041.886 | 14.51 | 15,118 |
| Qualified XII (0.35) | 2,561.225 | 14.47 | 37,061 |
| Qualified XII (0.40) | 4,622.967 | 14.43 | 66,709 |
| Qualified XII (0.50) | 130,889.883 | 14.35 | 1,878,270 |
| Qualified XII (0.55) | 1,814.654 | 14.31 | 25,968 |
| Qualified XII (0.60) | 3,321.751 | 14.27 | 47,401 |
| Qualified XII (0.65) | 15,759.365 | 14.23 | 224,256 |
| Qualified XII (0.70) | 1,238.381 | 14.19 | 17,573 |
| Qualified XII (0.75) | 6,007.131 | 14.15 | 85,001 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.80) | 12,132.664 | $ 14.11 | $ 171,192 |
| Qualified XII (0.85) | 17,863.762 | 14.07 | 251,343 |
| Qualified XII (0.90) | 721.058 | 14.03 | 10,116 |
| Qualified XII (0.95) | 44,617.656 | 13.99 | 624,201 |
| Qualified XII (1.00) | 52,307.073 | 13.95 | 729,684 |
| Qualified XII (1.05) | 1,526.792 | 13.91 | 21,238 |
| Qualified XII (1.10) | 4,130.916 | 13.87 | 57,296 |
| Qualified XII (1.15) | 3,031.796 | 13.83 | 41,930 |
| Qualified XII (1.20) | 391.530 | 13.79 | 5,399 |
| Qualified XII (1.25) | 8,684.133 | 13.75 | 119,407 |
| Qualified XII (1.40) | 2,139.910 | 13.63 | 29,167 |
| Qualified XII (1.45) | 280.946 | 13.60 | 3,821 |
| Qualified XII (1.50) | 82.573 | 13.56 | 1,120 |
| Qualified XV | 304.149 | 13.99 | 4,255 |
| Qualified XVI | 5,977.280 | 13.56 | 81,052 |
| Qualified XXXIV | 1.476 | 10.41 | 15 |
| Qualified XXXVIII | 1,662.841 | 10.60 | 17,626 |
| Qualified LIV | 4,691.314 | 14.27 | 66,945 |
| Qualified LVI | 2,521.620 | 14.59 | 36,790 |
| | 466,161.727 | | $ 6,554,317 |
| **ING Large Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 1,220.209 | $ 15.29 | $ 18,657 |
| Qualified XII (0.50) | 216,153.306 | 14.96 | 3,233,653 |
| | 217,373.515 | | $ 3,252,310 |
| **ING Lord Abbett Growth and Income Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 115,974.043 | $9.22 to $9.66 | $ 1,118,854 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,860.369 | 9.53 | 17,729 |
| ING Custom Choice 65 | 8,992.601 | 9.93 | 89,297 |
| ING MAP PLUS NP4 | 113.715 | 9.97 | 1,134 |
| ING MAP PLUS NP11 | 2,266.113 | 9.80 | 22,208 |
| ING MAP PLUS NP12 | 334.901 | 9.78 | 3,275 |
| ING MAP PLUS NP13 | 5,244.865 | 9.76 | 51,190 |
| ING MAP PLUS NP15 | 20,172.210 | 9.71 | 195,872 |
| ING MAP PLUS NP17 | 6,730.981 | 9.67 | 65,089 |
| ING MAP PLUS NP18 | 2,716.665 | 9.64 | 26,189 |
| ING MAP PLUS NP20 | 1,819.057 | 9.60 | 17,463 |
| ING MAP PLUS NP21 | 4,165.588 | 9.58 | 39,906 |
| ING MAP PLUS NP23 | 4,295.618 | 9.53 | 40,937 |
| ING MAP PLUS NP25 | 755.788 | 9.49 | 7,172 |
| ING MAP PLUS NP26 | 135.616 | 9.47 | 1,284 |
| ING MAP PLUS NP28 | 4,757.585 | 9.42 | 44,816 |
| ING MAP PLUS NP35 | 1.342 | 9.27 | 12 |
| Qualified V | 2,107.591 | 9.46 | 19,938 |
| Qualified VI | 2,313,133.888 | 9.53 | 22,044,166 |
| Qualified VIII | 1,897.367 | 9.53 | 18,082 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lord Abbett Growth and Income Portfolio -** | | | |
| **Institutional Class (continued)** | | | |
| Qualified X (1.15) | 108,378.547 | $ 9.58 | $ 1,038,266 |
| Qualified X (1.25) | 353,492.749 | 9.53 | 3,368,786 |
| Qualified XII (0.00) | 24.757 | 10.11 | 250 |
| Qualified XII (0.25) | 321,591.092 | 9.99 | 3,212,695 |
| Qualified XII (0.30) | 324,800.757 | 9.96 | 3,235,016 |
| Qualified XII (0.40) | 70,871.395 | 9.92 | 703,044 |
| Qualified XII (0.50) | 288,966.615 | 9.87 | 2,852,100 |
| Qualified XII (0.55) | 108,563.013 | 9.85 | 1,069,346 |
| Qualified XII (0.60) | 65,790.355 | 9.83 | 646,719 |
| Qualified XII (0.65) | 1,173,234.552 | 9.80 | 11,497,699 |
| Qualified XII (0.70) | 87,997.004 | 9.78 | 860,611 |
| Qualified XII (0.75) | 344,850.496 | 9.76 | 3,365,741 |
| Qualified XII (0.80) | 110,206.251 | 9.73 | 1,072,307 |
| Qualified XII (0.85) | 628,547.664 | 9.71 | 6,103,198 |
| Qualified XII (0.90) | 24,660.614 | 9.69 | 238,961 |
| Qualified XII (0.95) | 508,049.785 | 9.67 | 4,912,841 |
| Qualified XII (1.00) | 1,387,620.291 | 9.64 | 13,376,660 |
| Qualified XII (1.05) | 61,286.637 | 9.62 | 589,577 |
| Qualified XII (1.10) | 74,170.397 | 9.60 | 712,036 |
| Qualified XII (1.15) | 34,632.352 | 9.58 | 331,778 |
| Qualified XII (1.20) | 19,741.693 | 9.55 | 188,533 |
| Qualified XII (1.25) | 190,209.486 | 9.53 | 1,812,696 |
| Qualified XII (1.30) | 1,660.657 | 9.51 | 15,793 |
| Qualified XII (1.35) | 516.187 | 9.49 | 4,899 |
| Qualified XII (1.40) | 13,339.759 | 9.46 | 126,194 |
| Qualified XII (1.45) | 9,050.803 | 9.44 | 85,440 |
| Qualified XII (1.50) | 11,229.145 | 9.42 | 105,779 |
| Qualified XIII | 614.362 | 9.67 | 5,941 |
| Qualified XV | 30,649.466 | 9.67 | 296,380 |
| Qualified XVI | 99,650.047 | 9.42 | 938,703 |
| Qualified XVII | 627.549 | 9.53 | 5,981 |
| Qualified XVIII | 11,800.612 | 9.64 | 113,758 |
| Qualified XXVI | 3,006.901 | 9.69 | 29,137 |
| Qualified XXXII | 441.031 | 9.53 | 4,203 |
| Qualified XXXIV | 10,140.452 | 8.50 | 86,194 |
| Qualified XXXVIII | 15,473.797 | 8.66 | 134,003 |
| Qualified XLIII | 4,471.062 | 8.51 | 38,049 |
| Qualified LIV | 74,202.933 | 9.79 | 726,447 |
| Qualified LVI | 78,083.872 | 10.00 | 780,839 |
| | 9,150,121.040 | | $ 88,511,213 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lord Abbett Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 52,228.626 | $ 9.77 | $ 510,274 |
| ING MAP PLUS NP12 | 23,640.248 | 9.70 | 229,310 |
| ING MAP PLUS NP15 | 2,724.359 | 9.63 | 26,236 |
| ING MAP PLUS NP22 | 3,969.429 | 9.47 | 37,590 |
| ING MAP PLUS NP23 | 201.917 | 9.45 | 1,908 |
| ING MAP PLUS NP30 | 144.138 | 9.30 | 1,340 |
| | 82,908.717 | | $ 806,658 |
| | | | |
| **ING Marsico Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 1,840.287 | $ 10.18 | $ 18,734 |
| Qualified VI | 196,359.570 | 9.94 | 1,951,814 |
| Qualified VIII | 1,026.744 | 9.94 | 10,206 |
| Qualified X (1.15) | 6,112.870 | 9.97 | 60,945 |
| Qualified X (1.25) | 32,164.672 | 9.94 | 319,717 |
| Qualified XII (0.00) | 167.088 | 10.29 | 1,719 |
| Qualified XII (0.30) | 6,261.639 | 10.20 | 63,869 |
| Qualified XII (0.40) | 11,879.163 | 10.18 | 120,930 |
| Qualified XII (0.50) | 83,739.723 | 10.15 | 849,958 |
| Qualified XII (0.55) | 5,942.113 | 10.14 | 60,253 |
| Qualified XII (0.60) | 6,189.407 | 10.12 | 62,637 |
| Qualified XII (0.65) | 42,696.843 | 10.11 | 431,665 |
| Qualified XII (0.70) | 13,966.566 | 10.09 | 140,923 |
| Qualified XII (0.75) | 27,934.231 | 10.08 | 281,577 |
| Qualified XII (0.80) | 4,010.658 | 10.07 | 40,387 |
| Qualified XII (0.85) | 30,328.160 | 10.05 | 304,798 |
| Qualified XII (0.90) | 1,866.716 | 10.04 | 18,742 |
| Qualified XII (0.95) | 22,533.140 | 10.02 | 225,782 |
| Qualified XII (1.00) | 97,017.179 | 10.01 | 971,142 |
| Qualified XII (1.05) | 1,469.581 | 10.00 | 14,696 |
| Qualified XII (1.10) | 7,715.957 | 9.98 | 77,005 |
| Qualified XII (1.15) | 9,503.308 | 9.97 | 94,748 |
| Qualified XII (1.20) | 1,880.539 | 9.96 | 18,730 |
| Qualified XII (1.25) | 16,862.382 | 9.94 | 167,612 |
| Qualified XII (1.30) | 54.756 | 9.93 | 544 |
| Qualified XII (1.40) | 669.058 | 9.90 | 6,624 |
| Qualified XII (1.45) | 1,027.007 | 9.89 | 10,157 |
| Qualified XV | 2,787.154 | 10.02 | 27,927 |
| Qualified XVI | 3,999.520 | 9.87 | 39,475 |
| Qualified XVIII | 2,619.500 | 9.94 | 26,038 |
| Qualified XXVII | 266,785.092 | 9.82 | 2,619,830 |
| Qualified XXXII | 333.470 | 9.94 | 3,315 |
| Qualified XXXIV | 1,142.270 | 10.10 | 11,537 |
| Qualified XXXVIII | 3,501.429 | 10.29 | 36,030 |
| Qualified XLIII | 26.996 | 10.11 | 273 |
| Qualified LIV | 1,300.446 | 10.07 | 13,095 |
| Qualified LVI | 7,304.384 | 10.22 | 74,651 |
| | 921,019.618 | | $ 9,178,085 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP4 | 21,476.538 | $ 12.51 | $ 268,671 |
| ING MAP PLUS NP11 | 948.017 | 12.27 | 11,632 |
| ING MAP PLUS NP12 | 3,599.123 | 12.23 | 44,017 |
| ING MAP PLUS NP14 | 3,931.512 | 12.16 | 47,807 |
| ING MAP PLUS NP17 | 919.301 | 12.06 | 11,087 |
| ING MAP PLUS NP19 | 0.328 | 11.99 | 4 |
| ING MAP PLUS NP20 | 2,945.126 | 11.96 | 35,224 |
| ING MAP PLUS NP23 | 3,684.267 | 11.86 | 43,695 |
| ING MAP PLUS NP26 | 1,444.557 | 11.76 | 16,988 |
| Qualified XII (0.60) | 568.941 | 12.27 | 6,981 |
| Qualified XII (0.75) | 64.329 | 12.16 | 782 |
| Qualified XII (1.25) | 19.794 | 11.82 | 234 |
| Qualified XXXV | 3,458.082 | 10.12 | 34,996 |
| | 43,059.915 | | $ 522,118 |
| **ING Marsico International Opportunities Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 9,211.856 | $ 8.77 | $ 80,788 |
| **ING Marsico International Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 491.851 | $ 13.80 | $ 6,788 |
| ING Custom Choice 65 | 106.058 | 14.54 | 1,542 |
| ING MAP PLUS NP11 | 4,105.794 | 14.32 | 58,795 |
| ING MAP PLUS NP12 | 174.917 | 14.28 | 2,498 |
| ING MAP PLUS NP13 | 560.603 | 14.24 | 7,983 |
| ING MAP PLUS NP15 | 1,016.423 | 14.16 | 14,393 |
| ING MAP PLUS NP17 | 3,387.658 | 14.08 | 47,698 |
| ING MAP PLUS NP18 | 531.899 | 14.04 | 7,468 |
| ING MAP PLUS NP23 | 378.674 | 13.84 | 5,241 |
| Qualified VI | 183,661.339 | 13.80 | 2,534,526 |
| Qualified XII (0.00) | 121.662 | 14.82 | 1,803 |
| Qualified XII (0.10) | 22.254 | 14.73 | 328 |
| Qualified XII (0.30) | 2,869.715 | 14.57 | 41,812 |
| Qualified XII (0.40) | 9,918.722 | 14.48 | 143,623 |
| Qualified XII (0.50) | 37,236.153 | 14.40 | 536,201 |
| Qualified XII (0.55) | 465.831 | 14.36 | 6,689 |
| Qualified XII (0.60) | 4,851.798 | 14.32 | 69,478 |
| Qualified XII (0.65) | 22,442.265 | 14.28 | 320,476 |
| Qualified XII (0.70) | 4,033.711 | 14.24 | 57,440 |
| Qualified XII (0.75) | 25,850.707 | 14.20 | 367,080 |
| Qualified XII (0.80) | 31,202.079 | 14.16 | 441,821 |
| Qualified XII (0.85) | 46,122.136 | 14.12 | 651,245 |
| Qualified XII (0.90) | 5,779.629 | 14.08 | 81,377 |
| Qualified XII (0.95) | 32,147.515 | 14.04 | 451,351 |
| Qualified XII (1.00) | 103,600.837 | 14.00 | 1,450,412 |
| Qualified XII (1.05) | 950.112 | 13.96 | 13,264 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico International Opportunities Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Qualified XII (1.10) | 11,177.641 | $ 13.92 | $ 155,593 |
| Qualified XII (1.15) | 7,418.960 | 13.88 | 102,975 |
| Qualified XII (1.20) | 992.402 | 13.84 | 13,735 |
| Qualified XII (1.25) | 9,136.635 | 13.80 | 126,086 |
| Qualified XII (1.30) | 13.064 | 13.76 | 180 |
| Qualified XII (1.40) | 1,064.456 | 13.69 | 14,572 |
| Qualified XV | 1,240.375 | 14.04 | 17,415 |
| Qualified XVI | 5,378.109 | 13.61 | 73,196 |
| Qualified XXI | 4,680.509 | 14.16 | 66,276 |
| Qualified XXVI | 267.402 | 14.08 | 3,765 |
| Qualified XXXIV | 851.776 | 7.60 | 6,474 |
| Qualified XXXVIII | 475.492 | 7.75 | 3,685 |
| Qualified XLIII | 470.175 | 7.61 | 3,578 |
| Qualified LIV | 6,983.334 | 14.33 | 100,071 |
| Qualified LVI | 6,340.816 | 14.65 | 92,893 |
| | 578,521.488 | | $ 8,101,826 |
| | | | |
| **ING MFS Total Return Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 93,158.417 | $ 11.49 | $ 1,070,390 |
| | | | |
| **ING MFS Total Return Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 3,029,547.650 | $ 10.94 | $ 33,143,251 |
| Qualified XXVIII | 2,462,627.037 | 10.95 | 26,965,766 |
| | 5,492,174.687 | | $ 60,109,017 |
| | | | |
| **ING MFS Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,318.149 | $ 12.47 | $ 41,377 |
| ING MAP PLUS NP1 | 208.180 | 13.07 | 2,721 |
| ING MAP PLUS NP4 | 6,455.420 | 12.93 | 83,469 |
| ING MAP PLUS NP9 | 43,923.673 | 12.71 | 558,270 |
| ING MAP PLUS NP10 | 910.968 | 12.67 | 11,542 |
| ING MAP PLUS NP11 | 162.571 | 12.62 | 2,052 |
| ING MAP PLUS NP12 | 39,068.792 | 12.58 | 491,485 |
| ING MAP PLUS NP15 | 112.246 | 12.45 | 1,397 |
| ING MAP PLUS NP16 | 100.872 | 12.41 | 1,252 |
| ING MAP PLUS NP17 | 657.037 | 12.37 | 8,128 |
| ING MAP PLUS NP18 | 78.949 | 12.32 | 973 |
| ING MAP PLUS NP19 | 75.168 | 12.28 | 923 |
| ING MAP PLUS NP22 | 3,211.279 | 12.15 | 39,017 |
| ING MAP PLUS NP23 | 4,478.541 | 12.11 | 54,235 |
| ING MAP PLUS NP24 | 10,570.014 | 12.07 | 127,580 |
| ING MAP PLUS NP26 | 1,011.322 | 11.99 | 12,126 |
| ING MAP PLUS NP28 | 6.577 | 11.90 | 78 |
| Qualified VI | 662,569.817 | 14.43 | 9,560,882 |
| Qualified X (1.15) | 22,246.248 | 12.36 | 274,964 |
| Qualified X (1.25) | 69,025.094 | 12.28 | 847,628 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.25) | 8,303.488 | $ 15.85 | $ 131,610 |
| Qualified XII (0.30) | 889.151 | 15.79 | 14,040 |
| Qualified XII (0.40) | 30,954.760 | 15.68 | 485,371 |
| Qualified XII (0.50) | 30,649.375 | 15.54 | 476,291 |
| Qualified XII (0.55) | 3,405.302 | 15.50 | 52,782 |
| Qualified XII (0.60) | 7,642.082 | 15.44 | 117,994 |
| Qualified XII (0.65) | 6,790.594 | 15.38 | 104,439 |
| Qualified XII (0.70) | 20,538.184 | 15.33 | 314,850 |
| Qualified XII (0.75) | 48,756.959 | 15.27 | 744,519 |
| Qualified XII (0.80) | 36,512.864 | 15.19 | 554,630 |
| Qualified XII (0.85) | 125,354.293 | 15.11 | 1,894,103 |
| Qualified XII (0.90) | 9,402.998 | 15.07 | 141,703 |
| Qualified XII (0.95) | 166,406.018 | 15.00 | 2,496,090 |
| Qualified XII (1.00) | 194,257.561 | 14.94 | 2,902,208 |
| Qualified XII (1.05) | 10,243.077 | 14.88 | 152,417 |
| Qualified XII (1.10) | 50,745.933 | 14.83 | 752,562 |
| Qualified XII (1.15) | 20,948.030 | 14.77 | 309,402 |
| Qualified XII (1.20) | 5,881.859 | 14.72 | 86,581 |
| Qualified XII (1.25) | 94,522.271 | 14.66 | 1,385,696 |
| Qualified XII (1.30) | 1,270.383 | 14.61 | 18,560 |
| Qualified XII (1.35) | 146.276 | 14.55 | 2,128 |
| Qualified XII (1.40) | 3,341.963 | 14.50 | 48,458 |
| Qualified XII (1.45) | 3,320.822 | 14.45 | 47,986 |
| Qualified XII (1.50) | 587.156 | 14.39 | 8,449 |
| Qualified XV | 649.230 | 14.17 | 9,200 |
| Qualified XVI | 16,270.919 | 14.15 | 230,234 |
| Qualified XVII | 3,391.503 | 13.85 | 46,972 |
| Qualified XVIII | 1,584.453 | 12.48 | 19,774 |
| Qualified XXVI | 409.477 | 14.22 | 5,823 |
| Qualified XXXII | 674.485 | 12.28 | 8,283 |
| Qualified XXXIV | 487.299 | 9.70 | 4,727 |
| Qualified XXXVIII | 7,848.180 | 9.88 | 77,540 |
| Qualified XLIII | 1,738.923 | 9.70 | 16,868 |
| Qualified LIV | 2,328.098 | 11.86 | 27,611 |
| Qualified LVI | 10,221.453 | 12.12 | 123,884 |
| | 1,794,666.336 | | $ 25,933,884 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Utilities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 824.124 | $ 16.79 | $ 13,837 |
| ING Custom Choice 65 | 5,642.365 | 17.69 | 99,813 |
| Qualified VI | 745,866.730 | 16.79 | 12,523,102 |
| Qualified XII (0.00) | 62.270 | 18.03 | 1,123 |
| Qualified XII (0.10) | 24.122 | 17.93 | 433 |
| Qualified XII (0.25) | 6,811.140 | 17.77 | 121,034 |
| Qualified XII (0.30) | 7,793.652 | 17.72 | 138,104 |
| Qualified XII (0.40) | 26,935.030 | 17.62 | 474,595 |
| Qualified XII (0.50) | 278,030.995 | 17.52 | 4,871,103 |
| Qualified XII (0.55) | 6,107.564 | 17.47 | 106,699 |
| Qualified XII (0.60) | 10,533.099 | 17.42 | 183,487 |
| Qualified XII (0.65) | 29,992.708 | 17.38 | 521,273 |
| Qualified XII (0.70) | 13,702.359 | 17.33 | 237,462 |
| Qualified XII (0.75) | 69,788.789 | 17.28 | 1,205,950 |
| Qualified XII (0.80) | 50,371.072 | 17.23 | 867,894 |
| Qualified XII (0.85) | 124,326.202 | 17.18 | 2,135,924 |
| Qualified XII (0.90) | 16,381.601 | 17.13 | 280,617 |
| Qualified XII (0.95) | 123,168.407 | 17.08 | 2,103,716 |
| Qualified XII (1.00) | 508,813.025 | 17.03 | 8,665,086 |
| Qualified XII (1.05) | 10,445.699 | 16.99 | 177,472 |
| Qualified XII (1.10) | 15,788.449 | 16.94 | 267,456 |
| Qualified XII (1.15) | 21,894.073 | 16.89 | 369,791 |
| Qualified XII (1.20) | 8,178.608 | 16.84 | 137,728 |
| Qualified XII (1.25) | 43,202.570 | 16.79 | 725,371 |
| Qualified XII (1.30) | 2,550.875 | 16.75 | 42,727 |
| Qualified XII (1.40) | 2,828.725 | 16.65 | 47,098 |
| Qualified XII (1.45) | 570.858 | 16.60 | 9,476 |
| Qualified XII (1.50) | 621.447 | 16.56 | 10,291 |
| Qualified XIII | 1,009.089 | 17.08 | 17,235 |
| Qualified XV | 3,067.475 | 17.08 | 52,392 |
| Qualified XVI | 20,774.884 | 16.56 | 344,032 |
| Qualified XVII | 1,411.484 | 16.79 | 23,699 |
| Qualified XXI | 19,098.187 | 17.23 | 329,062 |
| Qualified XXVI | 1,511.694 | 17.13 | 25,895 |
| Qualified XXXIV | 1,651.083 | 9.35 | 15,438 |
| Qualified XXXVIII | 6,885.489 | 9.53 | 65,619 |
| Qualified XLIII | 4,975.270 | 9.36 | 46,569 |
| Qualified LIV | 3,319.218 | 17.43 | 57,854 |
| Qualified LVI | 24,108.311 | 17.82 | 429,610 |
| | 2,219,068.742 | | $ 37,746,067 |
| **ING PIMCO High Yield Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 301,911.752 | $ 13.96 | $ 4,214,688 |
| Qualified XXVIII | 189,108.800 | 13.98 | 2,643,741 |
| | 491,020.552 | | $ 6,858,429 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,142.261 | $ 14.59 | $ 104,206 |
| ING Custom Choice 65 | 738.707 | 15.37 | 11,354 |
| ING MAP PLUS NP3 | 585.830 | 14.37 | 8,418 |
| ING MAP PLUS NP4 | 2,371.773 | 14.34 | 34,011 |
| ING MAP PLUS NP6 | 7,072.074 | 14.27 | 100,918 |
| ING MAP PLUS NP8 | 1,046.714 | 14.20 | 14,863 |
| ING MAP PLUS NP9 | 12,322.577 | 14.17 | 174,611 |
| ING MAP PLUS NP11 | 8,946.631 | 14.10 | 126,148 |
| ING MAP PLUS NP12 | 11,202.247 | 14.07 | 157,616 |
| ING MAP PLUS NP14 | 436.967 | 14.01 | 6,122 |
| ING MAP PLUS NP15 | 779.756 | 13.97 | 10,893 |
| ING MAP PLUS NP16 | 470.142 | 13.94 | 6,554 |
| ING MAP PLUS NP17 | 1,549.139 | 13.91 | 21,549 |
| ING MAP PLUS NP18 | 81.682 | 13.88 | 1,134 |
| ING MAP PLUS NP22 | 3,428.476 | 13.75 | 47,142 |
| ING MAP PLUS NP26 | 2,671.979 | 13.62 | 36,392 |
| ING MAP PLUS NP28 | 388.007 | 13.55 | 5,258 |
| Qualified VI | 466,290.984 | 14.59 | 6,803,185 |
| Qualified XII (0.00) | 1,225.701 | 15.66 | 19,194 |
| Qualified XII (0.05) | 3,267.322 | 15.66 | 51,166 |
| Qualified XII (0.30) | 6,048.792 | 15.40 | 93,151 |
| Qualified XII (0.35) | 793.841 | 15.36 | 12,193 |
| Qualified XII (0.40) | 30,493.556 | 15.31 | 466,856 |
| Qualified XII (0.50) | 274,896.972 | 15.23 | 4,186,681 |
| Qualified XII (0.55) | 8,626.693 | 15.18 | 130,953 |
| Qualified XII (0.60) | 19,844.949 | 15.14 | 300,453 |
| Qualified XII (0.65) | 45,392.664 | 15.10 | 685,429 |
| Qualified XII (0.70) | 19,877.444 | 15.05 | 299,156 |
| Qualified XII (0.75) | 41,094.264 | 15.01 | 616,825 |
| Qualified XII (0.80) | 18,855.226 | 14.97 | 282,263 |
| Qualified XII (0.85) | 63,763.191 | 14.93 | 951,984 |
| Qualified XII (0.90) | 2,643.692 | 14.88 | 39,338 |
| Qualified XII (0.95) | 56,297.282 | 14.84 | 835,452 |
| Qualified XII (1.00) | 161,479.328 | 14.80 | 2,389,894 |
| Qualified XII (1.05) | 5,596.127 | 14.76 | 82,599 |
| Qualified XII (1.10) | 9,997.108 | 14.72 | 147,157 |
| Qualified XII (1.15) | 7,144.559 | 14.67 | 104,811 |
| Qualified XII (1.20) | 4,282.082 | 14.63 | 62,647 |
| Qualified XII (1.25) | 27,142.241 | 14.59 | 396,005 |
| Qualified XII (1.40) | 3,336.764 | 14.47 | 48,283 |
| Qualified XII (1.45) | 1,034.245 | 14.43 | 14,924 |
| Qualified XII (1.50) | 792.537 | 14.39 | 11,405 |
| Qualified XIII | 1,473.832 | 14.84 | 21,872 |
| Qualified XV | 3,620.501 | 14.84 | 53,728 |
| Qualified XVI | 9,431.561 | 14.39 | 135,720 |
| Qualified XVII | 340.785 | 14.59 | 4,972 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service** | | | |
| **Class (continued)** | | | |
| Qualified XXI | 11,301.659 | $ 14.97 | $ 169,186 |
| Qualified XXVI | 4.239 | 14.88 | 63 |
| Qualified XXXIV | 543.131 | 12.89 | 7,001 |
| Qualified XXXVIII | 3,888.385 | 13.13 | 51,054 |
| Qualified XLIII | 1,327.125 | 12.90 | 17,120 |
| Qualified LIV | 7,152.086 | 15.15 | 108,354 |
| Qualified LVI | 16,457.585 | 15.48 | 254,763 |
| | 1,396,993.415 | | $ 20,723,026 |
| | | | |
| **ING Pioneer Equity Income Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 266,004.641 | $8.02 to $8.39 | $ 2,228,161 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 10,244.495 | 8.25 | 84,517 |
| ING Custom Choice 65 | 770.409 | 8.59 | 6,618 |
| ING MAP PLUS NP1 | 127,609.279 | 8.66 | 1,105,096 |
| ING MAP PLUS NP6 | 28,050.688 | 8.56 | 240,114 |
| ING MAP PLUS NP8 | 123,748.223 | 8.52 | 1,054,335 |
| ING MAP PLUS NP9 | 6,311.972 | 8.50 | 53,652 |
| ING MAP PLUS NP11 | 5,218.517 | 8.46 | 44,149 |
| ING MAP PLUS NP14 | 30,151.514 | 8.40 | 253,273 |
| ING MAP PLUS NP15 | 10,527.846 | 8.38 | 88,223 |
| ING MAP PLUS NP17 | 10,610.860 | 8.34 | 88,495 |
| ING MAP PLUS NP19 | 1,424.173 | 8.30 | 11,821 |
| ING MAP PLUS NP20 | 12,309.022 | 8.28 | 101,919 |
| ING MAP PLUS NP22 | 3,322.894 | 8.24 | 27,381 |
| ING MAP PLUS NP23 | 655.482 | 8.22 | 5,388 |
| ING MAP PLUS NP24 | 344.879 | 8.20 | 2,828 |
| ING MAP PLUS NP25 | 16,377.455 | 8.18 | 133,968 |
| ING MAP PLUS NP26 | 5,215.786 | 8.17 | 42,613 |
| ING MAP PLUS NP28 | 312.330 | 8.13 | 2,539 |
| ING MAP PLUS NP30 | 746.410 | 8.09 | 6,038 |
| ING MAP PLUS NP32 | 34.842 | 8.05 | 280 |
| Qualified VI | 3,189,588.459 | 8.25 | 26,314,105 |
| Qualified VIII | 1,841.258 | 8.25 | 15,190 |
| Qualified X (1.15) | 102,662.016 | 8.29 | 851,068 |
| Qualified X (1.25) | 169,415.896 | 8.25 | 1,397,681 |
| Qualified XII (0.00) | 2,357.538 | 8.75 | 20,628 |
| Qualified XII (0.10) | 154.969 | 8.70 | 1,348 |
| Qualified XII (0.20) | 454.072 | 8.66 | 3,932 |
| Qualified XII (0.25) | 364,387.351 | 8.64 | 3,148,307 |
| Qualified XII (0.30) | 223,254.386 | 8.62 | 1,924,453 |
| Qualified XII (0.35) | 1,753.806 | 8.60 | 15,083 |
| Qualified XII (0.40) | 280,007.183 | 8.58 | 2,402,462 |
| Qualified XII (0.50) | 1,059,935.813 | 8.54 | 9,051,852 |
| Qualified XII (0.55) | 279,639.511 | 8.52 | 2,382,529 |
| Qualified XII (0.60) | 26,086.976 | 8.50 | 221,739 |
| Qualified XII (0.65) | 268,240.175 | 8.48 | 2,274,677 |
| Qualified XII (0.70) | 129,659.589 | 8.46 | 1,096,920 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Equity Income Portfolio - Institutional Class (continued)** | | | |
| Qualified XII (0.75) | 548,433.506 | $ 8.44 | $ 4,628,779 |
| Qualified XII (0.80) | 661,703.171 | 8.42 | 5,571,541 |
| Qualified XII (0.85) | 796,574.552 | 8.40 | 6,691,226 |
| Qualified XII (0.90) | 144,295.825 | 8.38 | 1,209,199 |
| Qualified XII (0.95) | 646,827.712 | 8.37 | 5,413,948 |
| Qualified XII (1.00) | 2,461,576.817 | 8.35 | 20,554,166 |
| Qualified XII (1.05) | 41,424.994 | 8.33 | 345,070 |
| Qualified XII (1.10) | 132,040.768 | 8.31 | 1,097,259 |
| Qualified XII (1.15) | 137,361.489 | 8.29 | 1,138,727 |
| Qualified XII (1.20) | 10,651.197 | 8.27 | 88,085 |
| Qualified XII (1.25) | 135,255.373 | 8.25 | 1,115,857 |
| Qualified XII (1.30) | 5,924.061 | 8.23 | 48,755 |
| Qualified XII (1.35) | 33.764 | 8.21 | 277 |
| Qualified XII (1.40) | 13,667.647 | 8.19 | 111,938 |
| Qualified XII (1.45) | 2,948.958 | 8.17 | 24,093 |
| Qualified XII (1.50) | 2,287.811 | 8.15 | 18,646 |
| Qualified XV | 2,465.989 | 8.37 | 20,640 |
| Qualified XVI | 57,739.533 | 8.15 | 470,577 |
| Qualified XVII | 2,006.080 | 8.25 | 16,550 |
| Qualified XVIII | 14,270.514 | 8.35 | 119,159 |
| Qualified XXI | 51,458.885 | 8.42 | 433,284 |
| Qualified XXVI | 1,079.143 | 8.38 | 9,043 |
| Qualified XXVII | 3,320,696.704 | 8.34 | 27,694,611 |
| Qualified XXXII | 6,416.758 | 8.25 | 52,938 |
| Qualified XXXIII (0.65) | 140,634.544 | 8.48 | 1,192,581 |
| Qualified XXXIV | 4,278.552 | 8.90 | 38,079 |
| Qualified XXXVIII | 11,928.719 | 9.06 | 108,074 |
| Qualified XLIII | 5,644.948 | 8.90 | 50,240 |
| Qualified LIV | 275,985.189 | 8.47 | 2,337,595 |
| Qualified LVI | 37,345.367 | 8.66 | 323,411 |
| | 16,432,389.285 | | $ 137,627,730 |
| **ING Pioneer Equity Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP20 | 342.529 | $ 8.26 | $ 2,829 |
| **ING Pioneer Fund Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 22,413.272 | $9.77 to $11.5 | $ 252,496 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,362.238 | 10.23 | 13,936 |
| ING MAP PLUS NP1 | 103,507.661 | 10.74 | 1,111,672 |
| ING MAP PLUS NP8 | 19,921.675 | 10.56 | 210,373 |
| ING MAP PLUS NP9 | 14,516.491 | 10.54 | 153,004 |
| ING MAP PLUS NP11 | 3,632.135 | 10.49 | 38,101 |
| ING MAP PLUS NP12 | 16,211.020 | 10.46 | 169,567 |
| ING MAP PLUS NP13 | 333.215 | 10.44 | 3,479 |
| ING MAP PLUS NP14 | 20,383.728 | 10.41 | 212,195 |
| ING MAP PLUS NP15 | 772.812 | 10.39 | 8,030 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Fund Portfolio - Institutional** | | | |
| **Class (continued)** | | | |
| ING MAP PLUS NP17 | 1,164.708 | $ 10.34 | $ 12,043 |
| ING MAP PLUS NP18 | 6,135.239 | 10.32 | 63,316 |
| ING MAP PLUS NP21 | 753.589 | 10.25 | 7,724 |
| ING MAP PLUS NP22 | 80.431 | 10.22 | 822 |
| ING MAP PLUS NP24 | 914.149 | 10.17 | 9,297 |
| ING MAP PLUS NP26 | 1,767.549 | 10.13 | 17,905 |
| ING MAP PLUS NP28 | 9.423 | 10.08 | 95 |
| Qualified VI | 280,120.840 | 10.23 | 2,865,636 |
| Qualified VIII | 438.746 | 10.23 | 4,488 |
| Qualified X (1.15) | 60,012.742 | 10.28 | 616,931 |
| Qualified X (1.25) | 43,749.885 | 10.23 | 447,561 |
| Qualified XII (0.00) | 594.478 | 10.85 | 6,450 |
| Qualified XII (0.05) | 180,243.971 | 10.85 | 1,955,647 |
| Qualified XII (0.20) | 1,236.259 | 10.75 | 13,290 |
| Qualified XII (0.25) | 3,534.337 | 10.73 | 37,923 |
| Qualified XII (0.30) | 47,153.164 | 10.70 | 504,539 |
| Qualified XII (0.40) | 10,708.268 | 10.65 | 114,043 |
| Qualified XII (0.50) | 103,763.680 | 10.60 | 1,099,895 |
| Qualified XII (0.55) | 32,356.723 | 10.58 | 342,334 |
| Qualified XII (0.60) | 5,459.725 | 10.55 | 57,600 |
| Qualified XII (0.65) | 575,912.084 | 10.53 | 6,064,354 |
| Qualified XII (0.70) | 13,629.549 | 10.50 | 143,110 |
| Qualified XII (0.75) | 46,556.826 | 10.48 | 487,916 |
| Qualified XII (0.80) | 30,114.909 | 10.45 | 314,701 |
| Qualified XII (0.85) | 65,448.397 | 10.43 | 682,627 |
| Qualified XII (0.90) | 4,253.806 | 10.40 | 44,240 |
| Qualified XII (0.95) | 77,965.684 | 10.38 | 809,284 |
| Qualified XII (1.00) | 68,157.023 | 10.36 | 706,107 |
| Qualified XII (1.05) | 5,924.193 | 10.33 | 61,197 |
| Qualified XII (1.10) | 11,270.393 | 10.31 | 116,198 |
| Qualified XII (1.15) | 22,544.766 | 10.28 | 231,760 |
| Qualified XII (1.20) | 4,501.934 | 10.26 | 46,190 |
| Qualified XII (1.25) | 18,269.217 | 10.23 | 186,894 |
| Qualified XII (1.30) | 14.177 | 10.21 | 145 |
| Qualified XII (1.40) | 805.535 | 10.16 | 8,184 |
| Qualified XII (1.45) | 379.309 | 10.14 | 3,846 |
| Qualified XV | 128.503 | 10.38 | 1,334 |
| Qualified XVI | 9,689.138 | 10.12 | 98,054 |
| Qualified XVIII | 924.464 | 10.36 | 9,577 |
| Qualified XXI | 4,417.398 | 10.45 | 46,162 |
| Qualified XXVI | 952.121 | 10.40 | 9,902 |
| Qualified XXXII | 1,337.292 | 10.23 | 13,680 |
| Qualified XXXIV | 302.786 | 9.06 | 2,743 |
| Qualified XXXVIII | 4,408.033 | 9.23 | 40,686 |
| Qualified LIV | 7,757.001 | 10.51 | 81,526 |
| Qualified LVI | 3,875.808 | 10.74 | 41,626 |
| | 1,962,792.499 | | $ 20,602,435 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Fund Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 20,265.657 | $ 10.52 | $ 213,195 |
| ING MAP PLUS NP12 | 39.054 | 10.43 | 407 |
| ING MAP PLUS NP15 | 3,717.330 | 10.35 | 38,474 |
| ING MAP PLUS NP17 | 145.309 | 10.31 | 1,498 |
| ING MAP PLUS NP23 | 66.640 | 10.16 | 677 |
| ING MAP PLUS NP24 | 259.584 | 10.14 | 2,632 |
| ING MAP PLUS NP25 | 1,512.902 | 10.11 | 15,295 |
| ING MAP PLUS NP26 | 2,017.401 | 10.09 | 20,356 |
| ING MAP PLUS NP30 | 345.727 | 10.00 | 3,457 |
| Qualified XII (1.00) | 17,312.565 | 10.24 | 177,281 |
| | 45,682.169 | | $ 473,272 |
| | | | |
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 106,026.697 | $ 10.75 | $ 1,139,787 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,653.627 | 10.60 | 28,128 |
| ING Custom Choice 65 | 2,965.417 | 11.04 | 32,738 |
| ING MAP PLUS NP1 | 17,454.546 | 11.12 | 194,095 |
| ING MAP PLUS NP4 | 20,061.556 | 11.04 | 221,480 |
| ING MAP PLUS NP5 | 20.270 | 11.02 | 223 |
| ING MAP PLUS NP9 | 33,303.792 | 10.91 | 363,344 |
| ING MAP PLUS NP11 | 16,506.362 | 10.86 | 179,259 |
| ING MAP PLUS NP12 | 6,002.696 | 10.84 | 65,069 |
| ING MAP PLUS NP13 | 410.664 | 10.81 | 4,439 |
| ING MAP PLUS NP14 | 8,687.513 | 10.79 | 93,738 |
| ING MAP PLUS NP15 | 4,364.072 | 10.76 | 46,957 |
| ING MAP PLUS NP17 | 3.903 | 10.71 | 42 |
| ING MAP PLUS NP20 | 87.821 | 10.64 | 934 |
| ING MAP PLUS NP21 | 4,412.949 | 10.61 | 46,821 |
| ING MAP PLUS NP22 | 130.999 | 10.59 | 1,387 |
| ING MAP PLUS NP23 | 198.460 | 10.56 | 2,096 |
| ING MAP PLUS NP24 | 29.457 | 10.54 | 310 |
| ING MAP PLUS NP26 | 4,913.417 | 10.49 | 51,542 |
| ING MAP PLUS NP27 | 1,945.465 | 10.46 | 20,350 |
| ING MAP PLUS NP28 | 958.117 | 10.44 | 10,003 |
| ING MAP PLUS NP36 | 131.434 | 10.24 | 1,346 |
| Qualified V | 365.917 | 10.52 | 3,849 |
| Qualified VI | 1,548,859.030 | 10.60 | 16,417,906 |
| Qualified X (1.15) | 52,055.399 | 10.65 | 554,390 |
| Qualified X (1.25) | 112,593.789 | 10.60 | 1,193,494 |
| Qualified XII (0.00) | 19,732.962 | 11.24 | 221,798 |
| Qualified XII (0.05) | 67,535.927 | 11.24 | 759,104 |
| Qualified XII (0.10) | 112.748 | 11.19 | 1,262 |
| Qualified XII (0.20) | 44.398 | 11.13 | 494 |
| Qualified XII (0.25) | 63,001.152 | 11.11 | 699,943 |
| Qualified XII (0.30) | 77,393.653 | 11.08 | 857,522 |
| Qualified XII (0.40) | 47,435.407 | 11.03 | 523,213 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class (continued)** | | | |
| Qualified XII (0.50) | 1,177,529.352 | $ 10.98 | $ 12,929,272 |
| Qualified XII (0.55) | 66,596.962 | 10.95 | 729,237 |
| Qualified XII (0.60) | 38,736.317 | 10.93 | 423,388 |
| Qualified XII (0.65) | 576,173.226 | 10.90 | 6,280,288 |
| Qualified XII (0.70) | 45,712.271 | 10.88 | 497,350 |
| Qualified XII (0.75) | 300,949.252 | 10.85 | 3,265,299 |
| Qualified XII (0.80) | 653,395.710 | 10.83 | 7,076,276 |
| Qualified XII (0.85) | 311,874.620 | 10.80 | 3,368,246 |
| Qualified XII (0.90) | 42,600.647 | 10.77 | 458,809 |
| Qualified XII (0.95) | 216,259.070 | 10.75 | 2,324,785 |
| Qualified XII (1.00) | 1,274,149.853 | 10.72 | 13,658,886 |
| Qualified XII (1.05) | 28,407.081 | 10.70 | 303,956 |
| Qualified XII (1.10) | 58,009.076 | 10.67 | 618,957 |
| Qualified XII (1.15) | 33,883.209 | 10.65 | 360,856 |
| Qualified XII (1.20) | 6,957.552 | 10.62 | 73,889 |
| Qualified XII (1.25) | 85,220.001 | 10.60 | 903,332 |
| Qualified XII (1.30) | 13,104.250 | 10.57 | 138,512 |
| Qualified XII (1.35) | 219.907 | 10.55 | 2,320 |
| Qualified XII (1.40) | 17,788.278 | 10.53 | 187,311 |
| Qualified XII (1.45) | 7,831.270 | 10.50 | 82,228 |
| Qualified XII (1.50) | 101.171 | 10.48 | 1,060 |
| Qualified XIII | 199.443 | 10.75 | 2,144 |
| Qualified XV | 4,540.455 | 10.75 | 48,810 |
| Qualified XVI | 43,635.709 | 10.48 | 457,302 |
| Qualified XVIII | 1,485.545 | 10.72 | 15,925 |
| Qualified XXVI | 13,642.575 | 10.77 | 146,931 |
| Qualified XXVII | 1,361,430.352 | 10.65 | 14,499,233 |
| Qualified XXXII | 283.822 | 10.60 | 3,009 |
| Qualified XXXIII (0.65) | 46,584.395 | 10.90 | 507,770 |
| Qualified XXXIV | 4,640.561 | 9.30 | 43,157 |
| Qualified XXXVIII | 7,294.435 | 9.47 | 69,078 |
| Qualified XLIII | 29.770 | 9.30 | 277 |
| Qualified LIV | 45,398.414 | 10.88 | 493,935 |
| Qualified LVI | 22,242.525 | 11.12 | 247,337 |
| | 8,727,306.692 | | $ 93,956,228 |
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 10,596.845 | $ 11.07 | $ 117,307 |
| ING MAP PLUS NP6 | 468.373 | 10.94 | 5,124 |
| ING MAP PLUS NP9 | 3,441.229 | 10.87 | 37,406 |
| ING MAP PLUS NP11 | 4,906.253 | 10.82 | 53,086 |
| ING MAP PLUS NP12 | 1,220.371 | 10.79 | 13,168 |
| ING MAP PLUS NP14 | 1,160.252 | 10.74 | 12,461 |
| ING MAP PLUS NP16 | 132.849 | 10.69 | 1,420 |
| ING MAP PLUS NP17 | 2,534.770 | 10.67 | 27,046 |
| ING MAP PLUS NP22 | 57.514 | 10.54 | 606 |
| ING MAP PLUS NP23 | 1,674.484 | 10.52 | 17,616 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP25 | 3,714.337 | $ 10.47 | $ 38,889 |
| ING MAP PLUS NP26 | 159.353 | 10.44 | 1,664 |
| ING MAP PLUS NP27 | 2,882.795 | 10.42 | 30,039 |
| ING MAP PLUS NP29 | 897.285 | 10.37 | 9,305 |
| ING MAP PLUS NP30 | 2,215.809 | 10.35 | 22,934 |
| ING MAP PLUS NP32 | 197.528 | 10.30 | 2,035 |
| | 36,260.047 | | $ 390,106 |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 70,887.894 | $ 13.54 | $ 959,822 |
| ING MAP PLUS NP1 | 162,021.062 | 14.45 | 2,341,204 |
| ING MAP PLUS NP6 | 17,278.124 | 14.25 | 246,213 |
| ING MAP PLUS NP8 | 79,238.239 | 14.17 | 1,122,806 |
| ING MAP PLUS NP9 | 40,501.147 | 14.13 | 572,281 |
| ING MAP PLUS NP11 | 73,081.046 | 14.05 | 1,026,789 |
| ING MAP PLUS NP12 | 25,751.662 | 14.01 | 360,781 |
| ING MAP PLUS NP13 | 778.811 | 13.97 | 10,880 |
| ING MAP PLUS NP14 | 34,176.360 | 13.93 | 476,077 |
| ING MAP PLUS NP15 | 39,438.515 | 13.89 | 547,801 |
| ING MAP PLUS NP16 | 4,126.932 | 13.85 | 57,158 |
| ING MAP PLUS NP17 | 136,493.528 | 13.81 | 1,884,976 |
| ING MAP PLUS NP18 | 24,449.212 | 13.77 | 336,666 |
| ING MAP PLUS NP19 | 99.630 | 13.73 | 1,368 |
| ING MAP PLUS NP20 | 40,890.154 | 13.69 | 559,786 |
| ING MAP PLUS NP21 | 1,609.445 | 13.65 | 21,969 |
| ING MAP PLUS NP22 | 2,146.303 | 13.61 | 29,211 |
| ING MAP PLUS NP23 | 6,556.239 | 13.58 | 89,034 |
| ING MAP PLUS NP24 | 4,006.044 | 13.54 | 54,242 |
| ING MAP PLUS NP25 | 9,351.913 | 13.50 | 126,251 |
| ING MAP PLUS NP26 | 17,832.803 | 13.46 | 240,030 |
| ING MAP PLUS NP27 | 7,389.113 | 13.42 | 99,162 |
| ING MAP PLUS NP28 | 7,975.421 | 13.38 | 106,711 |
| ING MAP PLUS NP30 | 409.769 | 13.31 | 5,454 |
| Qualified V | 3,964.907 | 13.41 | 53,169 |
| Qualified VI | 6,299,475.154 | 13.54 | 85,294,894 |
| Qualified VIII | 2,313.741 | 13.53 | 31,305 |
| Qualified XII (0.00) | 4,989.904 | 14.53 | 72,503 |
| Qualified XII (0.10) | 83.257 | 14.45 | 1,203 |
| Qualified XII (0.25) | 211,021.814 | 14.33 | 3,023,943 |
| Qualified XII (0.30) | 46,121.150 | 14.29 | 659,071 |
| Qualified XII (0.35) | 5,447.526 | 14.25 | 77,627 |
| Qualified XII (0.40) | 230,029.514 | 14.21 | 3,268,719 |
| Qualified XII (0.50) | 5,529,760.616 | 14.13 | 78,135,518 |
| Qualified XII (0.55) | 395,718.666 | 14.09 | 5,575,676 |
| Qualified XII (0.60) | 39,730.029 | 14.05 | 558,207 |
| Qualified XII (0.65) | 239,156.119 | 14.01 | 3,350,577 |
| Qualified XII (0.70) | 75,997.182 | 13.97 | 1,061,681 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Qualified XII (0.75) | 2,599,970.095 | $ 13.93 | $ 36,217,583 |
| Qualified XII (0.80) | 477,101.366 | 13.89 | 6,626,938 |
| Qualified XII (0.85) | 1,878,982.583 | 13.85 | 26,023,909 |
| Qualified XII (0.90) | 146,178.597 | 13.81 | 2,018,726 |
| Qualified XII (0.95) | 993,634.121 | 13.77 | 13,682,342 |
| Qualified XII (1.00) | 4,003,046.533 | 13.73 | 54,961,829 |
| Qualified XII (1.05) | 64,207.642 | 13.69 | 879,003 |
| Qualified XII (1.10) | 134,411.785 | 13.65 | 1,834,721 |
| Qualified XII (1.15) | 154,830.533 | 13.61 | 2,107,244 |
| Qualified XII (1.20) | 56,979.836 | 13.58 | 773,786 |
| Qualified XII (1.25) | 548,216.928 | 13.54 | 7,422,857 |
| Qualified XII (1.30) | 869.527 | 13.50 | 11,739 |
| Qualified XII (1.35) | 412.429 | 13.46 | 5,551 |
| Qualified XII (1.40) | 15,180.595 | 13.42 | 203,724 |
| Qualified XII (1.45) | 6,848.297 | 13.38 | 91,630 |
| Qualified XII (1.50) | 2,937.104 | 13.35 | 39,210 |
| Qualified XIII | 864.172 | 13.77 | 11,900 |
| Qualified XV | 19,646.183 | 13.77 | 270,528 |
| Qualified XVI | 92,575.178 | 13.35 | 1,235,879 |
| Qualified XVII | 15,444.326 | 13.54 | 209,116 |
| Qualified XXI | 58,521.621 | 13.89 | 812,865 |
| Qualified XXVI | 3,581.957 | 13.81 | 49,467 |
| Qualified XXXIV | 5,924.450 | 10.65 | 63,095 |
| Qualified XXXVIII | 65,197.562 | 10.85 | 707,394 |
| Qualified XLIII | 1,721.190 | 10.66 | 18,348 |
| Qualified LIV | 218,284.352 | 14.05 | 3,066,895 |
| Qualified LVI | 73,491.801 | 14.36 | 1,055,342 |
| | 25,529,359.708 | | $ 352,842,386 |
| **ING T. Rowe Price Equity Income Portfolio - Adviser** | | | |
| **Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 120,882.985 | $ 11.20 | $ 1,353,889 |
| **ING T. Rowe Price Equity Income Portfolio - Service** | | | |
| **Class** | | | |
| Currently payable annuity contracts: | 6,533.978 | $ 14.77 | $ 96,507 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 8,319.245 | 12.55 | 104,407 |
| ING Custom Choice 65 | 280.483 | 11.92 | 3,343 |
| ING MAP PLUS NP1 | 4,621.233 | 13.21 | 61,046 |
| ING MAP PLUS NP4 | 6,868.515 | 13.07 | 89,771 |
| ING MAP PLUS NP6 | 29,567.525 | 12.98 | 383,786 |
| ING MAP PLUS NP8 | 31,711.562 | 12.89 | 408,762 |
| ING MAP PLUS NP9 | 26,833.836 | 12.85 | 344,815 |
| ING MAP PLUS NP10 | 4,213.819 | 12.80 | 53,937 |
| ING MAP PLUS NP11 | 31,329.673 | 12.76 | 399,767 |
| ING MAP PLUS NP12 | 5,933.424 | 12.71 | 75,414 |
| ING MAP PLUS NP13 | 3.148 | 12.67 | 40 |
| ING MAP PLUS NP14 | 5,251.293 | 12.63 | 66,324 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP15 | 22,167.245 | $ 12.58 | $ 278,864 |
| ING MAP PLUS NP16 | 725.642 | 12.54 | 9,100 |
| ING MAP PLUS NP17 | 13,633.298 | 12.50 | 170,416 |
| ING MAP PLUS NP18 | 1,267.532 | 12.45 | 15,781 |
| ING MAP PLUS NP19 | 1,911.012 | 12.41 | 23,716 |
| ING MAP PLUS NP21 | 18,508.459 | 12.32 | 228,024 |
| ING MAP PLUS NP22 | 251.982 | 12.28 | 3,094 |
| ING MAP PLUS NP23 | 2,864.362 | 12.24 | 35,060 |
| ING MAP PLUS NP24 | 9.640 | 12.20 | 118 |
| ING MAP PLUS NP26 | 5,684.647 | 12.11 | 68,841 |
| ING MAP PLUS NP27 | 1,357.843 | 12.07 | 16,389 |
| ING MAP PLUS NP28 | 11,864.767 | 12.03 | 142,733 |
| ING MAP PLUS NP29 | 10,095.054 | 11.99 | 121,040 |
| ING MAP PLUS NP30 | 1,803.803 | 11.95 | 21,555 |
| ING MAP PLUS NP32 | 54.501 | 11.86 | 646 |
| Qualified VI | 996,210.116 | 16.06 | 15,999,134 |
| Qualified X (1.15) | 51,235.326 | 12.47 | 638,905 |
| Qualified X (1.25) | 109,455.016 | 12.39 | 1,356,148 |
| Qualified XII (0.00) | 2,000.314 | 17.67 | 35,346 |
| Qualified XII (0.05) | 208,915.023 | 17.56 | 3,668,548 |
| Qualified XII (0.25) | 23,084.979 | 17.34 | 400,294 |
| Qualified XII (0.30) | 16,403.490 | 17.28 | 283,452 |
| Qualified XII (0.40) | 41,837.872 | 17.15 | 717,520 |
| Qualified XII (0.50) | 494,773.957 | 17.00 | 8,411,157 |
| Qualified XII (0.55) | 28,141.801 | 16.95 | 477,004 |
| Qualified XII (0.60) | 2,867,875.863 | 16.89 | 48,438,423 |
| Qualified XII (0.65) | 63,971.657 | 16.83 | 1,076,643 |
| Qualified XII (0.70) | 32,718.274 | 16.76 | 548,358 |
| Qualified XII (0.75) | 40,794.722 | 16.70 | 681,272 |
| Qualified XII (0.80) | 63,433.717 | 16.61 | 1,053,634 |
| Qualified XII (0.85) | 172,680.884 | 16.53 | 2,854,415 |
| Qualified XII (0.90) | 15,056.566 | 16.49 | 248,283 |
| Qualified XII (0.95) | 149,772.880 | 16.40 | 2,456,275 |
| Qualified XII (1.00) | 407,835.790 | 16.34 | 6,664,037 |
| Qualified XII (1.05) | 9,031.807 | 16.28 | 147,038 |
| Qualified XII (1.10) | 58,462.890 | 16.22 | 948,268 |
| Qualified XII (1.15) | 27,944.684 | 16.16 | 451,586 |
| Qualified XII (1.20) | 17,654.682 | 16.10 | 284,240 |
| Qualified XII (1.25) | 74,363.481 | 16.04 | 1,192,790 |
| Qualified XII (1.30) | 339.278 | 15.98 | 5,422 |
| Qualified XII (1.35) | 379.900 | 15.92 | 6,048 |
| Qualified XII (1.40) | 7,865.417 | 15.86 | 124,746 |
| Qualified XII (1.45) | 75.724 | 15.80 | 1,196 |
| Qualified XII (1.50) | 510.846 | 15.74 | 8,041 |
| Qualified XIII | 1,370.973 | 15.45 | 21,182 |
| Qualified XV | 6,157.550 | 15.45 | 95,134 |
| Qualified XVI | 22,790.735 | 15.76 | 359,182 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class (continued)** | | | |
| Qualified XVII | 1,072.268 | $ 15.10 | $ 16,191 |
| Qualified XVIII | 6,262.749 | 12.59 | 78,848 |
| Qualified XXI | 149,917.186 | 15.63 | 2,343,206 |
| Qualified XXVI | 2,026.060 | 15.51 | 31,424 |
| Qualified XXXIV | 10,508.212 | 8.82 | 92,682 |
| Qualified XXXVIII | 17,804.091 | 8.98 | 159,881 |
| Qualified XLIII | 4,999.883 | 8.82 | 44,099 |
| Qualified LIV | 29,341.168 | 11.74 | 344,465 |
| Qualified LVI | 18,881.767 | 12.00 | 226,581 |
| | 6,507,627.119 | | $ 106,214,394 |
| **ING Templeton Global Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 25,043.817 | $ 14.41 | $ 360,881 |
| ING MAP PLUS NP11 | 295.323 | 14.34 | 4,235 |
| ING MAP PLUS NP14 | 1,515.726 | 14.24 | 21,584 |
| ING MAP PLUS NP15 | 8,173.748 | 14.21 | 116,149 |
| ING MAP PLUS NP17 | 3,249.311 | 14.14 | 45,945 |
| ING MAP PLUS NP18 | 213.692 | 14.11 | 3,015 |
| ING MAP PLUS NP19 | 823.186 | 14.08 | 11,590 |
| ING MAP PLUS NP20 | 10.939 | 14.05 | 154 |
| ING MAP PLUS NP21 | 1,832.086 | 14.01 | 25,668 |
| ING MAP PLUS NP22 | 417.047 | 13.98 | 5,830 |
| ING MAP PLUS NP25 | 3,056.800 | 13.88 | 42,428 |
| ING MAP PLUS NP26 | 1,798.604 | 13.85 | 24,911 |
| ING MAP PLUS NP28 | 20.636 | 13.78 | 284 |
| Qualified XII (1.00) | 5,143.099 | 14.11 | 72,569 |
| | 51,594.014 | | $ 735,243 |
| **ING Templeton Global Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 147,525.133 | $ 9.26 | $ 1,366,083 |
| Qualified VIII | 1,071.422 | 9.26 | 9,921 |
| Qualified XII (0.30) | 2,321.143 | 9.68 | 22,469 |
| Qualified XII (0.40) | 5,374.197 | 9.64 | 51,807 |
| Qualified XII (0.50) | 5,758.886 | 9.59 | 55,228 |
| Qualified XII (0.55) | 1,132.251 | 9.57 | 10,836 |
| Qualified XII (0.60) | 173.779 | 9.55 | 1,660 |
| Qualified XII (0.65) | 13,638.122 | 9.53 | 129,971 |
| Qualified XII (0.70) | 2,070.832 | 9.50 | 19,673 |
| Qualified XII (0.75) | 9,109.521 | 9.48 | 86,358 |
| Qualified XII (0.80) | 4,877.142 | 9.46 | 46,138 |
| Qualified XII (0.85) | 60,870.005 | 9.44 | 574,613 |
| Qualified XII (0.90) | 1,085.615 | 9.42 | 10,226 |
| Qualified XII (0.95) | 52,132.606 | 9.39 | 489,525 |
| Qualified XII (1.00) | 49,193.372 | 9.37 | 460,942 |
| Qualified XII (1.05) | 201.902 | 9.35 | 1,888 |
| Qualified XII (1.10) | 3,319.522 | 9.33 | 30,971 |
| Qualified XII (1.15) | 601.509 | 9.31 | 5,600 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Global Growth Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.20) | 1,157.927 | $ 9.28 | $ 10,746 |
| Qualified XII (1.25) | 12,693.880 | 9.26 | 117,545 |
| Qualified XII (1.40) | 4,583.060 | 9.20 | 42,164 |
| Qualified XII (1.45) | 2.528 | 9.18 | 23 |
| Qualified XV | 13.428 | 9.39 | 126 |
| Qualified XVI | 8,486.374 | 9.15 | 77,650 |
| Qualified XXI | 2,080.141 | 9.46 | 19,678 |
| Qualified XXVI | 88.987 | 9.42 | 838 |
| Qualified XXXIV | 214.485 | 8.29 | 1,778 |
| Qualified XXXVIII | 1,700.444 | 8.44 | 14,352 |
| Qualified LIV | 1,877.983 | 9.51 | 17,860 |
| Qualified LVI | 1,656.607 | 9.72 | 16,102 |
| | 395,012.803 | | $ 3,692,771 |
| **ING U.S. Stock Index Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,518.663 | $ 11.98 | $ 18,194 |
| Qualified XII (0.00) | 70,110.882 | 12.80 | 897,419 |
| Qualified XII (0.05) | 336,051.358 | 12.78 | 4,294,736 |
| Qualified XII (0.40) | 50,375.006 | 12.47 | 628,176 |
| Qualified XII (0.65) | 1,060.396 | 12.26 | 13,000 |
| Qualified XII (0.75) | 2,524.773 | 12.18 | 30,752 |
| Qualified XII (0.80) | 7,255.430 | 12.14 | 88,081 |
| Qualified XII (0.95) | 1,907.483 | 12.02 | 22,928 |
| Qualified XII (1.00) | 2,307.243 | 11.98 | 27,641 |
| | 473,111.234 | | $ 6,020,927 |
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 953.518 | $ 11.66 | $ 11,118 |
| ING Custom Choice 65 | 626.531 | 12.29 | 7,700 |
| ING MAP PLUS NP14 | 8,551.263 | 11.54 | 98,682 |
| Qualified VI | 477,430.605 | 11.66 | 5,566,841 |
| Qualified XII (0.00) | 82,146.297 | 12.52 | 1,028,472 |
| Qualified XII (0.25) | 3,261.852 | 12.35 | 40,284 |
| Qualified XII (0.30) | 5,078.653 | 12.31 | 62,518 |
| Qualified XII (0.40) | 10,273.100 | 12.24 | 125,743 |
| Qualified XII (0.50) | 402,373.337 | 12.17 | 4,896,884 |
| Qualified XII (0.55) | 19,797.446 | 12.14 | 240,341 |
| Qualified XII (0.60) | 13,725.089 | 12.10 | 166,074 |
| Qualified XII (0.65) | 55,637.713 | 12.07 | 671,547 |
| Qualified XII (0.70) | 10,101.579 | 12.04 | 121,623 |
| Qualified XII (0.75) | 82,934.732 | 12.00 | 995,217 |
| Qualified XII (0.80) | 18,727.274 | 11.97 | 224,165 |
| Qualified XII (0.85) | 68,347.174 | 11.93 | 815,382 |
| Qualified XII (0.90) | 7,703.331 | 11.90 | 91,670 |
| Qualified XII (0.95) | 88,641.172 | 11.87 | 1,052,171 |
| Qualified XII (1.00) | 342,284.303 | 11.83 | 4,049,223 |
| Qualified XII (1.05) | 6,785.725 | 11.80 | 80,072 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Growth and Income Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.10) | 8,511.344 | $ 11.76 | $ 100,093 |
| Qualified XII (1.15) | 18,517.228 | 11.73 | 217,207 |
| Qualified XII (1.20) | 3,490.908 | 11.70 | 40,844 |
| Qualified XII (1.25) | 36,633.607 | 11.66 | 427,148 |
| Qualified XII (1.30) | 154.298 | 11.63 | 1,794 |
| Qualified XII (1.35) | 304.598 | 11.60 | 3,533 |
| Qualified XII (1.40) | 2,573.174 | 11.57 | 29,772 |
| Qualified XII (1.45) | 268.564 | 11.53 | 3,097 |
| Qualified XIII | 65.672 | 11.87 | 780 |
| Qualified XV | 578.511 | 11.87 | 6,867 |
| Qualified XVI | 11,379.348 | 11.50 | 130,862 |
| Qualified XXI | 2,139.212 | 11.97 | 25,606 |
| Qualified XXVI | 462.107 | 11.90 | 5,499 |
| Qualified XXXVIII | 8,554.233 | 9.19 | 78,613 |
| Qualified XLIII | 4,424.181 | 9.03 | 39,950 |
| Qualified LIV | 21,188.179 | 12.11 | 256,589 |
| Qualified LVI | 4,195.810 | 12.38 | 51,944 |
| | 1,828,821.668 | | $ 21,765,925 |
| | | | |
| **ING Wells Fargo HealthCare Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 23.756 | $ 11.92 | $ 283 |
| ING Custom Choice 65 | 445.877 | 12.56 | 5,600 |
| ING MAP PLUS NP6 | 7,306.853 | 12.55 | 91,701 |
| ING MAP PLUS NP9 | 709.394 | 12.44 | 8,825 |
| ING MAP PLUS NP11 | 3,123.840 | 12.37 | 38,642 |
| ING MAP PLUS NP12 | 13,728.310 | 12.34 | 169,407 |
| ING MAP PLUS NP14 | 6.473 | 12.27 | 79 |
| ING MAP PLUS NP15 | 205.028 | 12.23 | 2,507 |
| ING MAP PLUS NP16 | 922.638 | 12.20 | 11,256 |
| ING MAP PLUS NP17 | 6,460.740 | 12.16 | 78,563 |
| ING MAP PLUS NP18 | 463.538 | 12.13 | 5,623 |
| ING MAP PLUS NP19 | 273.934 | 12.10 | 3,315 |
| ING MAP PLUS NP20 | 634.330 | 12.06 | 7,650 |
| ING MAP PLUS NP23 | 579.533 | 11.96 | 6,931 |
| ING MAP PLUS NP25 | 2,910.878 | 11.89 | 34,610 |
| ING MAP PLUS NP26 | 479.627 | 11.86 | 5,688 |
| ING MAP PLUS NP27 | 189.757 | 11.82 | 2,243 |
| Qualified VI | 220,208.057 | 11.92 | 2,624,880 |
| Qualified XII (0.00) | 908.163 | 12.80 | 11,624 |
| Qualified XII (0.25) | 7,118.585 | 12.62 | 89,837 |
| Qualified XII (0.30) | 131,654.585 | 12.59 | 1,657,531 |
| Qualified XII (0.40) | 28,534.483 | 12.52 | 357,252 |
| Qualified XII (0.50) | 36,285.808 | 12.44 | 451,395 |
| Qualified XII (0.55) | 4,587.371 | 12.41 | 56,929 |
| Qualified XII (0.60) | 2,669.399 | 12.37 | 33,020 |
| Qualified XII (0.65) | 14,236.951 | 12.34 | 175,684 |
| Qualified XII (0.70) | 9,486.476 | 12.30 | 116,684 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Wells Fargo HealthCare Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.75) | 27,669.786 | $ 12.27 | $ 339,508 |
| Qualified XII (0.80) | 16,742.186 | 12.23 | 204,757 |
| Qualified XII (0.85) | 55,468.525 | 12.20 | 676,716 |
| Qualified XII (0.90) | 3,115.678 | 12.16 | 37,887 |
| Qualified XII (0.95) | 31,383.730 | 12.13 | 380,685 |
| Qualified XII (1.00) | 124,869.491 | 12.10 | 1,510,921 |
| Qualified XII (1.05) | 5,974.568 | 12.06 | 72,053 |
| Qualified XII (1.10) | 8,662.758 | 12.03 | 104,213 |
| Qualified XII (1.15) | 2,897.590 | 11.99 | 34,742 |
| Qualified XII (1.20) | 1,548.130 | 11.96 | 18,516 |
| Qualified XII (1.25) | 15,080.308 | 11.92 | 179,757 |
| Qualified XII (1.30) | 85.851 | 11.89 | 1,021 |
| Qualified XII (1.40) | 1,473.588 | 11.82 | 17,418 |
| Qualified XII (1.45) | 63.635 | 11.79 | 750 |
| Qualified XII (1.50) | 538.757 | 11.76 | 6,336 |
| Qualified XV | 1,747.237 | 12.13 | 21,194 |
| Qualified XVI | 5,151.964 | 11.76 | 60,587 |
| Qualified XXI | 9,110.274 | 12.23 | 111,419 |
| Qualified XXVI | 27.084 | 12.16 | 329 |
| Qualified XXXIV | 943.302 | 8.95 | 8,443 |
| Qualified XXXVIII | 2,402.619 | 9.11 | 21,888 |
| Qualified XLIII | 27.975 | 8.95 | 250 |
| Qualified LIV | 2,804.716 | 12.38 | 34,722 |
| Qualified LVI | 14,515.851 | 12.65 | 183,626 |
| | 826,459.987 | | $ 10,075,497 |
| | | | |
| **ING Money Market Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 336,185.324 | $11.07 to $12.73 | $ 3,754,022 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 192,718.191 | 10.89 | 2,098,701 |
| ING Custom Choice 65 | 2,562.425 | 11.45 | 29,340 |
| ING MAP PLUS NP4 | 6,128.654 | 11.32 | 69,376 |
| ING MAP PLUS NP6 | 4,206.522 | 11.25 | 47,323 |
| ING MAP PLUS NP9 | 1,577.157 | 11.13 | 17,554 |
| ING MAP PLUS NP11 | 1,261.356 | 11.05 | 13,938 |
| ING MAP PLUS NP15 | 4,138.526 | 10.90 | 45,110 |
| ING MAP PLUS NP17 | 15,760.804 | 10.83 | 170,690 |
| ING MAP PLUS NP18 | 1,047.651 | 10.79 | 11,304 |
| ING MAP PLUS NP23 | 46.770 | 10.60 | 496 |
| ING MAP PLUS NP26 | 3,210.144 | 10.50 | 33,707 |
| ING MAP PLUS NP27 | 2,358.743 | 10.46 | 24,672 |
| ING MAP PLUS NP28 | 1,987.018 | 10.42 | 20,705 |
| Qualified I | 2,074.333 | 53.28 | 110,520 |
| Qualified V | 14,592.520 | 14.74 | 215,094 |
| Qualified VI | 3,155,128.746 | 15.13 | 47,737,098 |
| Qualified VII | 38,972.178 | 15.14 | 590,039 |
| Qualified VIII | 3,292.449 | 14.55 | 47,905 |
| Qualified IX | 602.036 | 15.47 | 9,314 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Money Market Portfolio - Class I (continued)** | | | |
| Qualified X (1.15) | 227,376.440 | $      15.39 | $      3,499,323 |
| Qualified X (1.25) | 498,631.438 | 15.13 | 7,544,294 |
| Qualified XII (0.00) | 16,120.705 | 14.59 | 235,201 |
| Qualified XII (0.05) | 7,083.046 | 17.04 | 120,695 |
| Qualified XII (0.25) | 96,671.342 | 14.14 | 1,366,933 |
| Qualified XII (0.30) | 393,923.666 | 14.05 | 5,534,628 |
| Qualified XII (0.35) | 43,752.321 | 13.96 | 610,782 |
| Qualified XII (0.40) | 424,698.620 | 15.11 | 6,417,196 |
| Qualified XII (0.45) | 334.949 | 13.78 | 4,616 |
| Qualified XII (0.50) | 1,468,183.931 | 13.83 | 20,304,984 |
| Qualified XII (0.55) | 410,286.222 | 13.61 | 5,583,995 |
| Qualified XII (0.60) | 1,809,945.398 | 13.53 | 24,488,561 |
| Qualified XII (0.65) | 1,446,916.755 | 13.44 | 19,446,561 |
| Qualified XII (0.70) | 1,072,503.635 | 13.36 | 14,328,649 |
| Qualified XII (0.75) | 899,210.576 | 13.27 | 11,932,524 |
| Qualified XII (0.80) | 1,061,434.186 | 13.36 | 14,180,761 |
| Qualified XII (0.85) | 1,027,800.365 | 14.34 | 14,738,657 |
| Qualified XII (0.90) | 122,126.866 | 13.16 | 1,607,190 |
| Qualified XII (0.95) | 647,497.417 | 14.13 | 9,149,138 |
| Qualified XII (1.00) | 3,172,901.979 | 14.03 | 44,515,815 |
| Qualified XII (1.05) | 115,872.065 | 13.93 | 1,614,098 |
| Qualified XII (1.10) | 286,933.268 | 13.83 | 3,968,287 |
| Qualified XII (1.15) | 125,612.988 | 13.72 | 1,723,410 |
| Qualified XII (1.20) | 75,577.930 | 13.62 | 1,029,371 |
| Qualified XII (1.25) | 453,148.129 | 13.53 | 6,131,094 |
| Qualified XII (1.30) | 12,030.048 | 13.43 | 161,564 |
| Qualified XII (1.35) | 655.605 | 13.33 | 8,739 |
| Qualified XII (1.40) | 52,402.103 | 13.23 | 693,280 |
| Qualified XII (1.45) | 11,457.963 | 13.14 | 150,558 |
| Qualified XII (1.50) | 1,613.535 | 13.04 | 21,040 |
| Qualified XIII | 713.085 | 15.81 | 11,274 |
| Qualified XV | 9,540.887 | 15.78 | 150,555 |
| Qualified XVI | 103,302.661 | 14.62 | 1,510,285 |
| Qualified XVII | 100,939.673 | 15.13 | 1,527,217 |
| Qualified XVIII | 170,155.892 | 15.13 | 2,574,459 |
| Qualified XIX | 205.765 | 53.28 | 10,963 |
| Qualified XX | 22,575.826 | 52.12 | 1,176,652 |
| Qualified XXI | 32,860.565 | 16.06 | 527,741 |
| Qualified XXVI | 11,041.197 | 15.92 | 175,776 |
| Qualified XXVII | 627,823.405 | 57.51 | 36,106,124 |
| Qualified XXVIII | 274,503.135 | 56.40 | 15,481,977 |
| Qualified XXIX | 1.550 | 52.12 | 81 |
| Qualified XXX | 40,833.839 | 50.82 | 2,075,176 |
| Qualified XXXII | 16,143.159 | 10.86 | 175,315 |
| Qualified XXXIII (0.65) | 116,975.967 | 11.69 | 1,367,449 |
| Qualified XXXIV | 13,456.431 | 10.23 | 137,659 |
| Qualified XXXV | 86,980.791 | 11.25 | 978,534 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Money Market Portfolio - Class I (continued)** | | | | | |
| Qualified XXXVI | 18,612.004 | $ | 11.81 | $ | 219,808 |
| Qualified XXXVIII | 74,008.065 | | 10.42 | | 771,164 |
| Qualified XLIII | 10,901.208 | | 10.23 | | 111,519 |
| Qualified LIV | 29,117.304 | | 11.29 | | 328,734 |
| Qualified LVI | 85,109.561 | | 11.55 | | 983,015 |
| | 21,616,357.008 | | | $ | 342,560,329 |
| | | | | | |
| **ING Global Real Estate Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP14 | 455.430 | $ | 15.95 | $ | 7,264 |
| ING MAP PLUS NP17 | 2,553.451 | | 15.91 | | 40,625 |
| | 3,008.881 | | | $ | 47,889 |
| | | | | | |
| **ING International Capital Appreciation Fund - Class I** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP16 | 606.095 | $ | 14.24 | $ | 8,631 |
| ING MAP PLUS NP22 | 150.275 | | 14.17 | | 2,129 |
| ING MAP PLUS NP28 | 13.618 | | 14.10 | | 192 |
| | 769.988 | | | $ | 10,952 |
| | | | | | |
| **ING International SmallCap Multi-Manager Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP1 | 49,567.504 | $ | 17.82 | $ | 883,293 |
| ING MAP PLUS NP8 | 22,037.656 | | 17.40 | | 383,455 |
| ING MAP PLUS NP9 | 15,017.697 | | 17.34 | | 260,407 |
| ING MAP PLUS NP11 | 198.635 | | 17.22 | | 3,420 |
| ING MAP PLUS NP13 | 477.480 | | 17.10 | | 8,165 |
| ING MAP PLUS NP14 | 4,779.691 | | 17.04 | | 81,446 |
| ING MAP PLUS NP15 | 355.100 | | 16.98 | | 6,030 |
| ING MAP PLUS NP17 | 6,045.393 | | 16.86 | | 101,925 |
| ING MAP PLUS NP23 | 74.111 | | 16.52 | | 1,224 |
| ING MAP PLUS NP26 | 738.152 | | 16.35 | | 12,069 |
| ING MAP PLUS NP28 | 656.450 | | 16.24 | | 10,661 |
| ING MAP PLUS NP29 | 624.701 | | 16.18 | | 10,108 |
| ING MAP PLUS NP30 | 139.653 | | 16.12 | | 2,251 |
| ING MAP PLUS NP35 | 0.250 | | 15.85 | | 4 |
| ING MAP PLUS NP36 | 92.626 | | 15.79 | | 1,463 |
| | 100,805.099 | | | $ | 1,765,921 |
| **ING American Century Small-Mid Cap Value Portfolio - Adviser Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXXV | 5,591.914 | $ | 13.53 | $ | 75,659 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Small-Mid Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 42,344.860 | $ 17.28 | $ 731,719 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,605.026 | 16.06 | 41,837 |
| ING MAP PLUS NP1 | 2,032.334 | 17.32 | 35,200 |
| ING MAP PLUS NP5 | 0.005 | 17.08 | - |
| ING MAP PLUS NP9 | 12,628.449 | 16.85 | 212,789 |
| ING MAP PLUS NP10 | 4,255.337 | 16.79 | 71,447 |
| ING MAP PLUS NP11 | 5,806.337 | 16.73 | 97,140 |
| ING MAP PLUS NP12 | 4,267.495 | 16.67 | 71,139 |
| ING MAP PLUS NP13 | 330.662 | 16.62 | 5,496 |
| ING MAP PLUS NP14 | 232.380 | 16.56 | 3,848 |
| ING MAP PLUS NP15 | 2,684.300 | 16.50 | 44,291 |
| ING MAP PLUS NP16 | 683.968 | 16.45 | 11,251 |
| ING MAP PLUS NP18 | 958.121 | 16.33 | 15,646 |
| ING MAP PLUS NP19 | 960.158 | 16.28 | 15,631 |
| ING MAP PLUS NP21 | 9,179.025 | 16.16 | 148,333 |
| ING MAP PLUS NP22 | 164.517 | 16.11 | 2,650 |
| ING MAP PLUS NP23 | 200.295 | 16.05 | 3,215 |
| ING MAP PLUS NP26 | 1,098.030 | 15.89 | 17,448 |
| ING MAP PLUS NP27 | 16.753 | 15.83 | 265 |
| Qualified V | 107.762 | 17.43 | 1,878 |
| Qualified VI | 287,864.473 | 17.67 | 5,086,565 |
| Qualified X (1.15) | 18,995.343 | 17.83 | 338,687 |
| Qualified X (1.25) | 27,189.235 | 17.67 | 480,434 |
| Qualified XII (0.00) | 3,390.247 | 19.70 | 66,788 |
| Qualified XII (0.05) | 36,817.163 | 19.46 | 716,462 |
| Qualified XII (0.25) | 2,924.262 | 19.28 | 56,380 |
| Qualified XII (0.30) | 8,896.874 | 19.19 | 170,731 |
| Qualified XII (0.35) | 7.968 | 19.11 | 152 |
| Qualified XII (0.40) | 17,594.400 | 19.03 | 334,821 |
| Qualified XII (0.50) | 305,813.186 | 18.86 | 5,767,637 |
| Qualified XII (0.55) | 7,046.144 | 18.78 | 132,327 |
| Qualified XII (0.60) | 1,058,659.353 | 18.70 | 19,796,930 |
| Qualified XII (0.65) | 29,483.279 | 18.62 | 548,979 |
| Qualified XII (0.70) | 5,970.559 | 18.54 | 110,694 |
| Qualified XII (0.75) | 22,573.372 | 18.46 | 416,704 |
| Qualified XII (0.80) | 4,992.851 | 18.38 | 91,769 |
| Qualified XII (0.85) | 67,038.362 | 18.30 | 1,226,802 |
| Qualified XII (0.90) | 3,354.853 | 18.22 | 61,125 |
| Qualified XII (0.95) | 34,471.290 | 18.14 | 625,309 |
| Qualified XII (1.00) | 369,215.857 | 18.06 | 6,668,038 |
| Qualified XII (1.05) | 1,482.229 | 17.98 | 26,650 |
| Qualified XII (1.10) | 16,600.363 | 17.90 | 297,146 |
| Qualified XII (1.15) | 5,325.726 | 17.83 | 94,958 |
| Qualified XII (1.20) | 2,836.210 | 17.75 | 50,343 |
| Qualified XII (1.25) | 22,984.025 | 17.67 | 406,128 |
| Qualified XII (1.40) | 1,706.173 | 17.44 | 29,756 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Small-Mid Cap Value Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.45) | 253.910 | $ 17.37 | $ 4,410 |
| Qualified XIII | 702.389 | 18.14 | 12,741 |
| Qualified XV | 913.901 | 18.14 | 16,578 |
| Qualified XVI | 8,579.500 | 17.29 | 148,340 |
| Qualified XVII | 3,416.940 | 17.67 | 60,377 |
| Qualified XVIII | 151.749 | 18.06 | 2,741 |
| Qualified XXI | 10,772.135 | 18.38 | 197,992 |
| Qualified XXVI | 1,315.778 | 18.22 | 23,973 |
| Qualified XXXII | 124.561 | 16.76 | 2,088 |
| Qualified XXXVIII | 5,600.122 | 11.62 | 65,073 |
| Qualified XLIII | 121.342 | 11.41 | 1,385 |
| Qualified LIV | 7,413.641 | 14.96 | 110,908 |
| Qualified LVI | 12,388.976 | 15.29 | 189,427 |
| | 2,505,544.555 | | $ 45,969,571 |
| | | | |
| **ING Baron Small Cap Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 101,780.588 | $ 12.25 | $ 1,246,812 |
| | | | |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 148,644.063 | $ 15.93 | $ 2,367,900 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 554.243 | 14.87 | 8,242 |
| ING Custom Choice 65 | 5,372.628 | 13.24 | 71,134 |
| ING MAP PLUS NP1 | 10,883.874 | 16.17 | 175,992 |
| ING MAP PLUS NP4 | 15,653.708 | 16.01 | 250,616 |
| ING MAP PLUS NP5 | 0.005 | 15.95 | - |
| ING MAP PLUS NP6 | 1,969.252 | 15.90 | 31,311 |
| ING MAP PLUS NP8 | 41,702.784 | 15.79 | 658,487 |
| ING MAP PLUS NP9 | 42,402.748 | 15.73 | 666,995 |
| ING MAP PLUS NP10 | 785.446 | 15.68 | 12,316 |
| ING MAP PLUS NP11 | 28,538.890 | 15.63 | 446,063 |
| ING MAP PLUS NP12 | 16,037.434 | 15.57 | 249,703 |
| ING MAP PLUS NP13 | 5,479.213 | 15.52 | 85,037 |
| ING MAP PLUS NP14 | 23,953.980 | 15.46 | 370,329 |
| ING MAP PLUS NP15 | 36,051.247 | 15.41 | 555,550 |
| ING MAP PLUS NP16 | 56.680 | 15.36 | 871 |
| ING MAP PLUS NP17 | 19,330.012 | 15.31 | 295,942 |
| ING MAP PLUS NP18 | 3,631.607 | 15.25 | 55,382 |
| ING MAP PLUS NP19 | 3,010.624 | 15.20 | 45,761 |
| ING MAP PLUS NP20 | 5,942.543 | 15.15 | 90,030 |
| ING MAP PLUS NP21 | 14,054.577 | 15.10 | 212,224 |
| ING MAP PLUS NP22 | 2,910.523 | 15.04 | 43,774 |
| ING MAP PLUS NP23 | 5,827.823 | 14.99 | 87,359 |
| ING MAP PLUS NP24 | 766.124 | 14.94 | 11,446 |
| ING MAP PLUS NP25 | 2,928.690 | 14.89 | 43,608 |
| ING MAP PLUS NP26 | 4,920.923 | 14.84 | 73,026 |
| ING MAP PLUS NP27 | 2,909.143 | 14.79 | 43,026 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP28 | 3,384.555 | $ 14.73 | $ 49,854 |
| ING MAP PLUS NP29 | 565.264 | 14.68 | 8,298 |
| ING MAP PLUS NP30 | 458.094 | 14.63 | 6,702 |
| ING MAP PLUS NP32 | 53.304 | 14.53 | 775 |
| ING MAP PLUS NP36 | 106.334 | 14.33 | 1,524 |
| Qualified VI | 1,026,234.531 | 17.70 | 18,164,351 |
| Qualified X (1.15) | 58,355.940 | 17.86 | 1,042,237 |
| Qualified X (1.25) | 94,802.036 | 17.70 | 1,677,996 |
| Qualified XII (0.00) | 5,532.787 | 19.73 | 109,162 |
| Qualified XII (0.05) | 40,394.799 | 19.50 | 787,699 |
| Qualified XII (0.10) | 203.344 | 19.56 | 3,977 |
| Qualified XII (0.25) | 28,663.677 | 19.31 | 553,496 |
| Qualified XII (0.30) | 16,500.854 | 19.23 | 317,311 |
| Qualified XII (0.35) | 171.869 | 19.14 | 3,290 |
| Qualified XII (0.40) | 61,150.576 | 19.06 | 1,165,530 |
| Qualified XII (0.50) | 1,438,457.837 | 18.89 | 27,172,469 |
| Qualified XII (0.55) | 58,169.591 | 18.81 | 1,094,170 |
| Qualified XII (0.60) | 759,990.013 | 18.73 | 14,234,613 |
| Qualified XII (0.65) | 73,131.572 | 18.65 | 1,363,904 |
| Qualified XII (0.70) | 34,230.569 | 18.57 | 635,662 |
| Qualified XII (0.75) | 185,377.963 | 18.49 | 3,427,639 |
| Qualified XII (0.80) | 55,315.215 | 18.41 | 1,018,353 |
| Qualified XII (0.85) | 233,222.828 | 18.33 | 4,274,974 |
| Qualified XII (0.90) | 33,234.403 | 18.25 | 606,528 |
| Qualified XII (0.95) | 149,283.387 | 18.17 | 2,712,479 |
| Qualified XII (1.00) | 522,483.703 | 18.09 | 9,451,730 |
| Qualified XII (1.05) | 19,246.896 | 18.01 | 346,637 |
| Qualified XII (1.10) | 32,635.102 | 17.94 | 585,474 |
| Qualified XII (1.15) | 38,797.324 | 17.86 | 692,920 |
| Qualified XII (1.20) | 10,051.646 | 17.78 | 178,718 |
| Qualified XII (1.25) | 51,942.690 | 17.70 | 919,386 |
| Qualified XII (1.30) | 62.564 | 17.63 | 1,103 |
| Qualified XII (1.35) | 376.523 | 17.55 | 6,608 |
| Qualified XII (1.40) | 4,732.962 | 17.47 | 82,685 |
| Qualified XII (1.45) | 1,112.211 | 17.40 | 19,352 |
| Qualified XII (1.50) | 74.714 | 17.32 | 1,294 |
| Qualified XIII | 1,114.619 | 18.17 | 20,253 |
| Qualified XV | 706.839 | 18.17 | 12,843 |
| Qualified XVI | 31,427.701 | 17.32 | 544,328 |
| Qualified XVII | 533.614 | 17.70 | 9,445 |
| Qualified XVIII | 900.949 | 18.09 | 16,298 |
| Qualified XXI | 19,636.311 | 18.41 | 361,504 |
| Qualified XXVI | 662.752 | 18.25 | 12,095 |
| Qualified XXVII | 733,525.801 | 20.51 | 15,044,614 |
| Qualified XXVIII | 544,898.600 | 9.68 | 5,274,618 |
| Qualified XXXII | 252.140 | 15.82 | 3,989 |
| Qualified XXXIII (0.65) | 26,229.035 | 18.95 | 497,040 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service** | | | |
| **Class (continued)** | | | |
| Qualified XXXIV | 211.289 | $ 9.54 | $ 2,016 |
| Qualified XXXVIII | 4,608.871 | 9.71 | 44,752 |
| Qualified XLIII | 1,915.179 | 9.54 | 18,271 |
| Qualified LIV | 36,333.314 | 13.04 | 473,786 |
| Qualified LVI | 27,318.418 | 13.33 | 364,155 |
| | 6,913,101.893 | | $ 122,371,031 |
| | | | |
| **ING Columbia Small Cap Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 2,748.117 | $ 9.60 | $ 26,382 |
| | | | |
| **ING Columbia Small Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 785.622 | $ 10.58 | $ 8,312 |
| ING MAP PLUS NP14 | 1,440.192 | 10.44 | 15,036 |
| ING MAP PLUS NP15 | 1,437.901 | 10.42 | 14,983 |
| ING MAP PLUS NP19 | 2,673.231 | 10.32 | 27,588 |
| ING MAP PLUS NP27 | 3,344.047 | 10.13 | 33,875 |
| ING MAP PLUS NP28 | 126.323 | 10.11 | 1,277 |
| Qualified VI | 86,096.479 | 10.15 | 873,879 |
| Qualified XII (0.30) | 1,510.958 | 10.62 | 16,046 |
| Qualified XII (0.40) | 1,363.420 | 10.57 | 14,411 |
| Qualified XII (0.50) | 7,377.584 | 10.52 | 77,612 |
| Qualified XII (0.55) | 6,309.969 | 10.49 | 66,192 |
| Qualified XII (0.60) | 287.199 | 10.47 | 3,007 |
| Qualified XII (0.65) | 2,933.761 | 10.44 | 30,628 |
| Qualified XII (0.70) | 4,754.795 | 10.42 | 49,545 |
| Qualified XII (0.75) | 24,921.749 | 10.39 | 258,937 |
| Qualified XII (0.80) | 1,556.182 | 10.37 | 16,138 |
| Qualified XII (0.85) | 13,659.367 | 10.35 | 141,374 |
| Qualified XII (0.90) | 3,793.524 | 10.32 | 39,149 |
| Qualified XII (0.95) | 12,152.184 | 10.30 | 125,168 |
| Qualified XII (1.00) | 25,177.218 | 10.27 | 258,570 |
| Qualified XII (1.05) | 1,243.953 | 10.25 | 12,751 |
| Qualified XII (1.10) | 3,793.845 | 10.23 | 38,811 |
| Qualified XII (1.15) | 6,844.894 | 10.20 | 69,818 |
| Qualified XII (1.20) | 639.410 | 10.18 | 6,509 |
| Qualified XII (1.25) | 9,511.615 | 10.15 | 96,543 |
| Qualified XII (1.40) | 332.172 | 10.08 | 3,348 |
| Qualified XVI | 2,333.497 | 10.04 | 23,428 |
| Qualified XXXVIII | 829.603 | 9.81 | 8,138 |
| Qualified LIV | 2,182.352 | 10.42 | 22,740 |
| Qualified LVI | 1,235.884 | 10.66 | 13,175 |
| | 230,648.930 | | $ 2,366,988 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Davis New York Venture Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 25,285.452 | $ 11.65 | $ 294,576 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 22.398 | 11.26 | 252 |
| ING Custom Choice 65 | 1,560.513 | 11.58 | 18,071 |
| ING MAP PLUS NP1 | 14,743.191 | 11.58 | 170,726 |
| ING MAP PLUS NP5 | 0.013 | 11.42 | - |
| ING MAP PLUS NP8 | 39,477.926 | 11.30 | 446,101 |
| ING MAP PLUS NP11 | 3,744.912 | 11.19 | 41,906 |
| ING MAP PLUS NP13 | 4.844 | 11.11 | 54 |
| ING MAP PLUS NP14 | 16,514.080 | 11.07 | 182,811 |
| ING MAP PLUS NP15 | 600.150 | 11.03 | 6,620 |
| ING MAP PLUS NP17 | 2,504.905 | 10.96 | 27,454 |
| ING MAP PLUS NP19 | 1,695.300 | 10.88 | 18,445 |
| ING MAP PLUS NP20 | 854.336 | 10.84 | 9,261 |
| ING MAP PLUS NP22 | 2,465.368 | 10.77 | 26,552 |
| ING MAP PLUS NP23 | 6,410.331 | 10.73 | 68,783 |
| ING MAP PLUS NP25 | 1,386.947 | 10.66 | 14,785 |
| ING MAP PLUS NP26 | 3,059.543 | 10.62 | 32,492 |
| ING MAP PLUS NP28 | 712.712 | 10.55 | 7,519 |
| Qualified VI | 255,598.423 | 18.14 | 4,636,555 |
| Qualified X (1.15) | 9,687.008 | 11.78 | 114,113 |
| Qualified X (1.25) | 22,789.496 | 11.40 | 259,800 |
| Qualified XII (0.00) | 803.363 | 20.33 | 16,332 |
| Qualified XII (0.25) | 5,907.355 | 19.87 | 117,379 |
| Qualified XII (0.30) | 7,636.436 | 19.78 | 151,049 |
| Qualified XII (0.35) | 5.810 | 19.69 | 114 |
| Qualified XII (0.40) | 17,660.082 | 19.60 | 346,138 |
| Qualified XII (0.50) | 67,444.288 | 19.42 | 1,309,768 |
| Qualified XII (0.55) | 6,863.156 | 19.34 | 132,733 |
| Qualified XII (0.60) | 6,264.176 | 19.25 | 120,585 |
| Qualified XII (0.65) | 35,852.937 | 19.16 | 686,942 |
| Qualified XII (0.70) | 3,971.895 | 19.07 | 75,744 |
| Qualified XII (0.75) | 33,519.177 | 18.99 | 636,529 |
| Qualified XII (0.80) | 14,806.456 | 18.90 | 279,842 |
| Qualified XII (0.85) | 29,480.680 | 18.81 | 554,532 |
| Qualified XII (0.90) | 2,537.328 | 18.73 | 47,524 |
| Qualified XII (0.95) | 45,045.964 | 18.64 | 839,657 |
| Qualified XII (1.00) | 89,424.520 | 18.56 | 1,659,719 |
| Qualified XII (1.05) | 4,863.396 | 18.47 | 89,827 |
| Qualified XII (1.10) | 8,957.049 | 18.39 | 164,720 |
| Qualified XII (1.15) | 2,546.932 | 18.30 | 46,609 |
| Qualified XII (1.20) | 3,366.234 | 18.22 | 61,333 |
| Qualified XII (1.25) | 18,505.795 | 18.14 | 335,695 |
| Qualified XII (1.30) | 285.540 | 18.05 | 5,154 |
| Qualified XII (1.40) | 1,356.224 | 17.89 | 24,263 |
| Qualified XII (1.45) | 184.121 | 17.81 | 3,279 |
| Qualified XIII | 816.376 | 18.64 | 15,217 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Davis New York Venture Portfolio - Service Class (continued)** | | | |
| Qualified XV | 2,682.274 | $ 18.64 | $ 49,998 |
| Qualified XVI | 4,799.583 | 17.73 | 85,097 |
| Qualified XVII | 1,182.717 | 18.14 | 21,454 |
| Qualified XVIII | 317.369 | 11.93 | 3,786 |
| Qualified XXVI | 463.265 | 18.73 | 8,677 |
| Qualified XXXIV | 581.197 | 8.62 | 5,010 |
| Qualified XXXVIII | 3,934.830 | 8.78 | 34,548 |
| Qualified XLIII | 30.384 | 8.63 | 262 |
| Qualified LIV | 2,131.713 | 11.41 | 24,323 |
| Qualified LVI | 9,386.088 | 11.67 | 109,536 |
| | 842,732.558 | | $ 14,440,251 |
| **ING Fidelity® VIP Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 287.609 | $ 13.30 | $ 3,825 |
| Qualified XII (0.50) | 1,083,446.253 | 13.01 | 14,095,636 |
| | 1,083,733.862 | | $ 14,099,461 |
| **ING Index Solution 2015 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Educator's Direct | 5,037.813 | $ 10.78 | $ 54,308 |
| Qualified XII (0.75) | 33.338 | 13.00 | 433 |
| | 5,071.151 | | $ 54,741 |
| **ING Index Solution 2015 Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 0.013 | $ 11.11 | $ - |
| ING MAP PLUS NP14 | 34,163.505 | 11.06 | 377,848 |
| ING MAP PLUS NP15 | 2,181.752 | 11.06 | 24,130 |
| ING MAP PLUS NP17 | 2,081.561 | 11.05 | 23,001 |
| ING MAP PLUS NP22 | 2,755.490 | 11.03 | 30,393 |
| ING MAP PLUS NP23 | 429.897 | 11.02 | 4,737 |
| ING MAP PLUS NP26 | 908.569 | 11.01 | 10,003 |
| ING MAP PLUS NP27 | 1,717.118 | 11.00 | 18,888 |
| ING MAP PLUS NP28 | 3,725.567 | 11.00 | 40,981 |
| ING MAP PLUS NP30 | 10,631.969 | 10.99 | 116,845 |
| ING MAP PLUS NP32 | 3,673.894 | 10.98 | 40,339 |
| | 62,269.335 | | $ 687,165 |
| **ING Index Solution 2025 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Educator's Direct | 32.746 | $ 11.17 | $ 366 |
| Qualified XII (0.75) | 2,028.130 | 13.71 | 27,806 |
| | 2,060.876 | | $ 28,172 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Solution 2025 Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 161.706 | $ 11.58 | $ 1,873 |
| ING MAP PLUS NP14 | 39,301.189 | 11.53 | 453,143 |
| ING MAP PLUS NP15 | 47,983.543 | 11.52 | 552,770 |
| ING MAP PLUS NP17 | 75.187 | 11.51 | 865 |
| ING MAP PLUS NP22 | 19,060.821 | 11.49 | 219,009 |
| ING MAP PLUS NP26 | 263.743 | 11.47 | 3,025 |
| ING MAP PLUS NP27 | 1,359.691 | 11.46 | 15,582 |
| ING MAP PLUS NP28 | 14,365.521 | 11.46 | 164,629 |
| ING MAP PLUS NP30 | 7,724.296 | 11.45 | 88,443 |
| ING MAP PLUS NP32 | 1,733.358 | 11.44 | 19,830 |
| | 132,029.055 | | $ 1,519,169 |
| | | | |
| **ING Index Solution 2035 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Educator's Direct | 1,705.585 | $ 11.35 | $ 19,358 |
| Qualified XII (0.75) | 209.965 | 14.13 | 2,967 |
| | 1,915.550 | | $ 22,325 |
| | | | |
| **ING Index Solution 2035 Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP3 | 1,218.550 | $ 11.79 | $ 14,367 |
| ING MAP PLUS NP5 | 712.376 | 11.78 | 8,392 |
| ING MAP PLUS NP11 | 1,142.545 | 11.75 | 13,425 |
| ING MAP PLUS NP14 | 20,705.363 | 11.74 | 243,081 |
| ING MAP PLUS NP15 | 31,379.886 | 11.73 | 368,086 |
| ING MAP PLUS NP19 | 625.304 | 11.71 | 7,322 |
| ING MAP PLUS NP22 | 14,266.885 | 11.69 | 166,780 |
| ING MAP PLUS NP23 | 389.691 | 11.69 | 4,555 |
| ING MAP PLUS NP25 | 6,135.160 | 11.68 | 71,659 |
| ING MAP PLUS NP27 | 134.747 | 11.67 | 1,572 |
| ING MAP PLUS NP28 | 8,910.563 | 11.66 | 103,897 |
| ING MAP PLUS NP30 | 5,717.694 | 11.65 | 66,611 |
| ING MAP PLUS NP32 | 1,127.568 | 11.64 | 13,125 |
| | 92,466.332 | | $ 1,082,872 |
| | | | |
| **ING Index Solution 2045 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Educator's Direct | 4.338 | $ 11.56 | $ 50 |
| Qualified XII (0.75) | 33.926 | 14.57 | 494 |
| | 38.264 | | $ 544 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Solution 2045 Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP3 | 3,151.109 | $ 12.00 | $ 37,813 |
| ING MAP PLUS NP5 | 496.336 | 11.99 | 5,951 |
| ING MAP PLUS NP14 | 6,277.587 | 11.95 | 75,017 |
| ING MAP PLUS NP15 | 23,092.422 | 11.94 | 275,724 |
| ING MAP PLUS NP17 | 18.477 | 11.93 | 220 |
| ING MAP PLUS NP19 | 1,337.031 | 11.92 | 15,937 |
| ING MAP PLUS NP22 | 7,658.755 | 11.90 | 91,139 |
| ING MAP PLUS NP23 | 300.093 | 11.90 | 3,571 |
| ING MAP PLUS NP27 | 93.270 | 11.88 | 1,108 |
| ING MAP PLUS NP28 | 1,851.467 | 11.87 | 21,977 |
| ING MAP PLUS NP30 | 3,278.697 | 11.86 | 38,885 |
| ING MAP PLUS NP32 | 1,369.454 | 11.85 | 16,228 |
| | 48,924.698 | | $ 583,570 |
| | | | |
| **ING Index Solution 2055 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Educator's Direct | 155.440 | $ 11.58 | $ 1,800 |
| Qualified XII (0.95) | 52.748 | 11.51 | 607 |
| Qualified LVI | 47.495 | 11.56 | 549 |
| | 255.683 | | $ 2,956 |
| | | | |
| **ING Index Solution 2055 Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP19 | 14.209 | $ 11.51 | $ 164 |
| ING MAP PLUS NP20 | 3.180 | 11.51 | 37 |
| | 17.389 | | $ 201 |
| | | | |
| **ING Index Solution Income Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 234.501 | $ 10.76 | $ 2,523 |
| ING MAP PLUS NP15 | 8,728.026 | 10.76 | 93,914 |
| ING MAP PLUS NP17 | 123.026 | 10.75 | 1,323 |
| ING MAP PLUS NP22 | 3,637.558 | 10.73 | 39,031 |
| ING MAP PLUS NP26 | 28.852 | 10.71 | 309 |
| ING MAP PLUS NP30 | 691.451 | 10.69 | 7,392 |
| ING MAP PLUS NP32 | 1,445.978 | 10.68 | 15,443 |
| | 14,889.392 | | $ 159,935 |
| | | | |
| **ING JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 30,630.979 | $ 12.33 | $ 377,680 |
| | | | |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 78,154.240 | $ 15.39 | $ 1,202,794 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 539.350 | 14.53 | 7,837 |
| ING MAP PLUS NP1 | 9,640.633 | 15.77 | 152,033 |
| ING MAP PLUS NP4 | 683.185 | 15.61 | 10,665 |
| ING MAP PLUS NP8 | 2,801.322 | 15.39 | 43,112 |
| ING MAP PLUS NP9 | 30,125.705 | 15.34 | 462,128 |
| ING MAP PLUS NP10 | 143.384 | 15.29 | 2,192 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP11 | 6,504.258 | $ 15.23 | $ 99,060 |
| ING MAP PLUS NP12 | 167.982 | 15.18 | 2,550 |
| ING MAP PLUS NP14 | 7,853.926 | 15.08 | 118,437 |
| ING MAP PLUS NP15 | 8,747.975 | 15.02 | 131,395 |
| ING MAP PLUS NP17 | 9,918.495 | 14.92 | 147,984 |
| ING MAP PLUS NP19 | 1,361.144 | 14.82 | 20,172 |
| ING MAP PLUS NP20 | 909.645 | 14.77 | 13,435 |
| ING MAP PLUS NP21 | 6,046.374 | 14.72 | 89,003 |
| ING MAP PLUS NP22 | 1,966.260 | 14.67 | 28,845 |
| ING MAP PLUS NP23 | 2,567.207 | 14.61 | 37,507 |
| ING MAP PLUS NP24 | 56.753 | 14.56 | 826 |
| ING MAP PLUS NP25 | 6,553.032 | 14.51 | 95,084 |
| ING MAP PLUS NP26 | 2,084.397 | 14.46 | 30,140 |
| ING MAP PLUS NP27 | 1,262.888 | 14.41 | 18,198 |
| ING MAP PLUS NP28 | 2,009.269 | 14.36 | 28,853 |
| ING MAP PLUS NP30 | 268.734 | 14.27 | 3,835 |
| ING MAP PLUS NP32 | 79.967 | 14.17 | 1,133 |
| Qualified VI | 537,414.091 | 17.41 | 9,356,379 |
| Qualified VIII | 388.193 | 17.40 | 6,755 |
| Qualified X (1.15) | 26,798.051 | 17.56 | 470,574 |
| Qualified X (1.25) | 101,121.082 | 17.41 | 1,760,518 |
| Qualified XII (0.00) | 3,667.772 | 19.41 | 71,191 |
| Qualified XII (0.05) | 34,431.958 | 19.18 | 660,405 |
| Qualified XII (0.10) | 150.491 | 19.24 | 2,895 |
| Qualified XII (0.25) | 5,735.573 | 18.99 | 108,919 |
| Qualified XII (0.30) | 5,422.787 | 18.91 | 102,545 |
| Qualified XII (0.35) | 1,343.295 | 18.83 | 25,294 |
| Qualified XII (0.40) | 18,520.358 | 18.75 | 347,257 |
| Qualified XII (0.50) | 42,985.133 | 18.58 | 798,664 |
| Qualified XII (0.55) | 12,580.475 | 18.50 | 232,739 |
| Qualified XII (0.60) | 14,501.181 | 18.42 | 267,112 |
| Qualified XII (0.65) | 32,929.771 | 18.34 | 603,932 |
| Qualified XII (0.70) | 18,252.353 | 18.26 | 333,288 |
| Qualified XII (0.75) | 73,276.578 | 18.19 | 1,332,901 |
| Qualified XII (0.80) | 8,640.996 | 18.11 | 156,488 |
| Qualified XII (0.85) | 68,712.013 | 18.03 | 1,238,878 |
| Qualified XII (0.90) | 18,804.570 | 17.95 | 337,542 |
| Qualified XII (0.95) | 105,886.502 | 17.87 | 1,892,192 |
| Qualified XII (1.00) | 295,718.534 | 17.79 | 5,260,833 |
| Qualified XII (1.05) | 3,889.583 | 17.72 | 68,923 |
| Qualified XII (1.10) | 28,222.023 | 17.64 | 497,836 |
| Qualified XII (1.15) | 9,168.830 | 17.56 | 161,005 |
| Qualified XII (1.20) | 4,291.378 | 17.49 | 75,056 |
| Qualified XII (1.25) | 22,079.049 | 17.41 | 384,396 |
| Qualified XII (1.35) | 132.067 | 17.26 | 2,279 |
| Qualified XII (1.40) | 3,393.273 | 17.19 | 58,330 |
| Qualified XII (1.45) | 1,122.909 | 17.11 | 19,213 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.50) | 1.151 | $ 17.04 | $ 20 |
| Qualified XIII | 1,141.815 | 17.87 | 20,404 |
| Qualified XV | 2,110.342 | 17.87 | 37,712 |
| Qualified XVI | 16,002.247 | 17.04 | 272,678 |
| Qualified XVIII | 2,256.559 | 17.79 | 40,144 |
| Qualified XXI | 8,775.684 | 18.11 | 158,928 |
| Qualified XXVI | 71.453 | 17.95 | 1,283 |
| Qualified XXXII | 1,191.158 | 15.15 | 18,046 |
| Qualified XXXIV | 947.715 | 9.91 | 9,392 |
| Qualified XXXVIII | 2,223.033 | 10.09 | 22,430 |
| Qualified XLIII | 118.068 | 9.92 | 1,171 |
| Qualified LIV | 66,324.443 | 13.06 | 866,197 |
| Qualified LVI | 9,170.648 | 13.35 | 122,428 |
| | 1,790,361.310 | | $ 30,952,390 |
| **ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 8,583.911 | $ 10.64 | $ 91,333 |
| **ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 70,717.323 | $12.99 to $15.7 | $ 934,902 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 19,492.973 | 12.79 | 249,315 |
| Qualified V | 3,167.490 | 15.34 | 48,589 |
| Qualified VI | 2,716,565.185 | 15.70 | 42,650,073 |
| Qualified VIII | 4,035.341 | 16.43 | 66,301 |
| Qualified X (1.15) | 294,630.376 | 15.97 | 4,705,247 |
| Qualified X (1.25) | 95,021.755 | 15.70 | 1,491,842 |
| Qualified XII (0.00) | 1,063.981 | 10.53 | 11,204 |
| Qualified XII (0.05) | 53,014.362 | 17.69 | 937,824 |
| Qualified XII (0.10) | 51.094 | 10.40 | 531 |
| Qualified XII (0.20) | 16,866.607 | 10.27 | 173,220 |
| Qualified XII (0.25) | 25,682.629 | 10.20 | 261,963 |
| Qualified XII (0.30) | 42,080.556 | 10.14 | 426,697 |
| Qualified XII (0.35) | 12,942.553 | 10.07 | 130,332 |
| Qualified XII (0.40) | 30,228.294 | 11.62 | 351,253 |
| Qualified XII (0.45) | 857.941 | 9.95 | 8,537 |
| Qualified XII (0.50) | 212,989.994 | 9.74 | 2,074,523 |
| Qualified XII (0.55) | 119,638.542 | 9.82 | 1,174,850 |
| Qualified XII (0.60) | 62,237.968 | 9.76 | 607,443 |
| Qualified XII (0.65) | 330,419.840 | 9.70 | 3,205,072 |
| Qualified XII (0.70) | 220,900.111 | 9.64 | 2,129,477 |
| Qualified XII (0.75) | 268,543.904 | 9.58 | 2,572,651 |
| Qualified XII (0.80) | 404,755.172 | 10.27 | 4,156,836 |
| Qualified XII (0.85) | 568,827.895 | 11.03 | 6,274,172 |
| Qualified XII (0.90) | 34,721.679 | 9.82 | 340,967 |
| Qualified XII (0.95) | 367,880.638 | 10.87 | 3,998,863 |
| Qualified XII (1.00) | 1,131,275.576 | 10.79 | 12,206,463 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason ClearBridge Aggressive Growth** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.05) | 79,769.132 | $ 10.71 | $ 854,327 |
| Qualified XII (1.10) | 98,016.236 | 10.63 | 1,041,913 |
| Qualified XII (1.15) | 75,310.152 | 10.56 | 795,275 |
| Qualified XII (1.20) | 14,889.281 | 10.48 | 156,040 |
| Qualified XII (1.25) | 34,878.289 | 10.40 | 362,734 |
| Qualified XII (1.30) | 3,585.167 | 10.33 | 37,035 |
| Qualified XII (1.40) | 21,462.108 | 10.18 | 218,484 |
| Qualified XII (1.45) | 1,398.766 | 10.10 | 14,128 |
| Qualified XII (1.50) | 4,670.215 | 10.03 | 46,842 |
| Qualified XV | 9,559.391 | 16.38 | 156,583 |
| Qualified XVI | 58,136.743 | 15.17 | 881,934 |
| Qualified XVII | 1,981.343 | 15.70 | 31,107 |
| Qualified XVIII | 5,622.625 | 15.70 | 88,275 |
| Qualified XXVI | 4,452.002 | 16.27 | 72,434 |
| Qualified XXVII | 1,072,460.741 | 16.24 | 17,416,762 |
| Qualified XXVIII | 164,920.566 | 16.21 | 2,673,362 |
| Qualified XXXII | 8,026.747 | 12.80 | 102,742 |
| Qualified XXXIV | 15,292.868 | 9.48 | 144,976 |
| Qualified XXXVI | 33,066.098 | 11.52 | 380,921 |
| Qualified XXXVIII | 84,182.656 | 9.66 | 813,204 |
| Qualified XLIII | 4,620.943 | 9.49 | 43,853 |
| Qualified LIV | 23,415.910 | 12.61 | 295,275 |
| Qualified LVI | 104,093.922 | 12.89 | 1,341,771 |
| | 9,032,421.680 | | $ 119,159,124 |

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 251,508.520 | $13.1 to $13.52 | $ 3,391,859 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 6,665.684 | 13.31 | 88,720 |
| ING Custom Choice 65 | 41,334.894 | 14.34 | 592,742 |
| ING MAP PLUS NP1 | 14,034.987 | 14.14 | 198,455 |
| ING MAP PLUS NP3 | 454.945 | 14.06 | 6,397 |
| ING MAP PLUS NP8 | 4,569.899 | 13.85 | 63,293 |
| ING MAP PLUS NP9 | 20,207.791 | 13.81 | 279,070 |
| ING MAP PLUS NP10 | 20,344.675 | 13.77 | 280,146 |
| ING MAP PLUS NP11 | 38,612.639 | 13.73 | 530,152 |
| ING MAP PLUS NP12 | 20,336.965 | 13.69 | 278,413 |
| ING MAP PLUS NP13 | 1.930 | 13.65 | 26 |
| ING MAP PLUS NP14 | 6,702.159 | 13.61 | 91,216 |
| ING MAP PLUS NP15 | 10,477.018 | 13.57 | 142,173 |
| ING MAP PLUS NP16 | 1,798.411 | 13.53 | 24,332 |
| ING MAP PLUS NP17 | 8,563.517 | 13.49 | 115,522 |
| ING MAP PLUS NP18 | 16,868.772 | 13.45 | 226,885 |
| ING MAP PLUS NP19 | 8,091.795 | 13.41 | 108,511 |
| ING MAP PLUS NP20 | 64.419 | 13.37 | 861 |
| ING MAP PLUS NP21 | 3,673.674 | 13.33 | 48,970 |
| ING MAP PLUS NP22 | 1,437.492 | 13.29 | 19,104 |
| ING MAP PLUS NP23 | 7,341.307 | 13.25 | 97,272 |
| ING MAP PLUS NP25 | 493.957 | 13.17 | 6,505 |
| ING MAP PLUS NP26 | 5,304.024 | 13.14 | 69,695 |
| ING MAP PLUS NP27 | 1,779.479 | 13.10 | 23,311 |
| ING MAP PLUS NP28 | 2,327.046 | 13.06 | 30,391 |
| ING MAP PLUS NP29 | 3,904.556 | 13.02 | 50,837 |
| ING MAP PLUS NP30 | 64.201 | 12.98 | 833 |
| ING MAP PLUS NP32 | 337.720 | 12.91 | 4,360 |
| Qualified V | 2,097.433 | 13.18 | 27,644 |
| Qualified VI | 12,254,441.190 | 13.31 | 163,106,612 |
| Qualified VIII | 12,578.306 | 13.30 | 167,291 |
| Qualified X (1.15) | 858,127.658 | 13.38 | 11,481,748 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial** | | | |
| **Class (continued)** | | | |
| Qualified X (1.25) | 897,465.268 | $ 13.31 | $ 11,945,263 |
| Qualified XII (0.00) | 1,848.858 | 14.91 | 27,566 |
| Qualified XII (0.05) | 514,428.765 | 14.94 | 7,685,566 |
| Qualified XII (0.10) | 421.263 | 14.24 | 5,999 |
| Qualified XII (0.20) | 115,621.229 | 14.68 | 1,697,320 |
| Qualified XII (0.25) | 211,304.494 | 14.65 | 3,095,611 |
| Qualified XII (0.30) | 527,316.747 | 14.07 | 7,419,347 |
| Qualified XII (0.35) | 44,227.874 | 14.56 | 643,958 |
| Qualified XII (0.40) | 224,649.267 | 14.50 | 3,257,414 |
| Qualified XII (0.45) | 1,778.638 | 13.95 | 24,812 |
| Qualified XII (0.50) | 1,354,724.319 | 14.49 | 19,629,955 |
| Qualified XII (0.55) | 328,987.538 | 14.35 | 4,720,971 |
| Qualified XII (0.60) | 283,232.190 | 14.31 | 4,053,053 |
| Qualified XII (0.65) | 1,528,824.983 | 14.25 | 21,785,756 |
| Qualified XII (0.70) | 443,652.847 | 14.19 | 6,295,434 |
| Qualified XII (0.75) | 998,274.297 | 14.13 | 14,105,616 |
| Qualified XII (0.80) | 1,532,832.242 | 14.23 | 21,812,203 |
| Qualified XII (0.85) | 1,510,577.099 | 14.20 | 21,450,195 |
| Qualified XII (0.90) | 162,327.443 | 14.14 | 2,295,310 |
| Qualified XII (0.95) | 1,539,633.736 | 14.11 | 21,724,232 |
| Qualified XII (1.00) | 4,165,114.797 | 14.07 | 58,603,165 |
| Qualified XII (1.05) | 234,758.435 | 14.03 | 3,293,661 |
| Qualified XII (1.10) | 406,968.633 | 13.99 | 5,693,491 |
| Qualified XII (1.15) | 300,492.300 | 13.93 | 4,185,858 |
| Qualified XII (1.20) | 96,938.284 | 13.87 | 1,344,534 |
| Qualified XII (1.25) | 335,042.100 | 13.84 | 4,636,983 |
| Qualified XII (1.30) | 21,636.393 | 13.80 | 298,582 |
| Qualified XII (1.35) | 3,925.636 | 13.23 | 51,936 |
| Qualified XII (1.40) | 47,379.809 | 14.04 | 665,213 |
| Qualified XII (1.45) | 12,899.288 | 13.15 | 169,626 |
| Qualified XII (1.50) | 11,566.686 | 13.11 | 151,639 |
| Qualified XIII | 507.304 | 13.54 | 6,869 |
| Qualified XV | 83,348.312 | 13.54 | 1,128,536 |
| Qualified XVI | 315,027.561 | 13.11 | 4,130,011 |
| Qualified XVII | 11,054.837 | 13.31 | 147,140 |
| Qualified XVIII | 43,966.095 | 13.31 | 585,189 |
| Qualified XXII | 1,815.961 | 13.95 | 25,333 |
| Qualified XXVI | 24,362.461 | 13.58 | 330,842 |
| Qualified XXVII | 7,408,485.707 | 13.48 | 99,866,387 |
| Qualified XXVIII | 2,781,964.040 | 13.50 | 37,556,515 |
| Qualified XXXII | 30,878.627 | 13.31 | 410,995 |
| Qualified XXXIII (0.65) | 53,084.737 | 13.78 | 731,508 |
| Qualified XXXIV | 33,023.330 | 9.16 | 302,494 |
| Qualified XXXVI | 70,498.063 | 13.87 | 977,808 |
| Qualified XXXVIII | 297,679.347 | 9.33 | 2,777,348 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class (continued)** | | | | | |
| Qualified XLIII | 25,595.754 | $ | 9.16 | $ | 234,457 |
| Qualified LIV | 135,872.425 | | 14.13 | | 1,919,877 |
| Qualified LVI | 409,311.342 | | 14.45 | | 5,914,549 |
| | 43,209,874.424 | | | $ | 591,369,473 |
| **ING Oppenheimer Global Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 0.604 | $ | 15.53 | $ | 9 |
| Qualified XII (1.00) | 40,740.069 | | 15.87 | | 646,545 |
| | 40,740.673 | | | $ | 646,554 |
| **ING Oppenheimer Global Strategic Income Portfolio - Adviser Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXXV | 34,547.527 | $ | 13.62 | $ | 470,537 |
| **ING Oppenheimer Global Strategic Income Portfolio - Initial Class** | | | | | |
| Currently payable annuity contracts: | 327,936.810 | $12.81 to $13.58 | | $ | 4,450,515 |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 65 | 6,244.864 | | 14.02 | | 87,553 |
| Qualified V | 1,981.542 | | 13.07 | | 25,899 |
| Qualified VI | 2,707,913.028 | | 13.20 | | 35,744,452 |
| Qualified VIII | 2,095.598 | | 13.19 | | 27,641 |
| Qualified X (1.15) | 150,241.650 | | 13.27 | | 1,993,707 |
| Qualified X (1.25) | 207,684.345 | | 13.20 | | 2,741,433 |
| Qualified XII (0.00) | 14,393.787 | | 14.37 | | 206,839 |
| Qualified XII (0.05) | 148,807.518 | | 14.38 | | 2,139,852 |
| Qualified XII (0.20) | 38,333.784 | | 14.20 | | 544,340 |
| Qualified XII (0.25) | 80,814.702 | | 14.15 | | 1,143,528 |
| Qualified XII (0.30) | 169,537.437 | | 14.11 | | 2,392,173 |
| Qualified XII (0.35) | 2,394.499 | | 14.07 | | 33,691 |
| Qualified XII (0.40) | 144,018.450 | | 14.02 | | 2,019,139 |
| Qualified XII (0.45) | 10.542 | | 13.98 | | 147 |
| Qualified XII (0.50) | 714,560.058 | | 13.95 | | 9,968,113 |
| Qualified XII (0.55) | 71,297.895 | | 13.89 | | 990,328 |
| Qualified XII (0.60) | 73,001.036 | | 13.85 | | 1,011,064 |
| Qualified XII (0.65) | 555,673.605 | | 13.80 | | 7,668,296 |
| Qualified XII (0.70) | 119,205.316 | | 13.76 | | 1,640,265 |
| Qualified XII (0.75) | 336,524.952 | | 13.71 | | 4,613,757 |
| Qualified XII (0.80) | 417,024.979 | | 13.70 | | 5,713,242 |
| Qualified XII (0.85) | 518,781.249 | | 13.66 | | 7,086,552 |
| Qualified XII (0.90) | 78,531.353 | | 13.61 | | 1,068,812 |
| Qualified XII (0.95) | 467,089.918 | | 13.57 | | 6,338,410 |
| Qualified XII (1.00) | 1,423,354.055 | | 13.53 | | 19,257,980 |
| Qualified XII (1.05) | 71,830.859 | | 13.49 | | 968,998 |
| Qualified XII (1.10) | 123,769.497 | | 13.45 | | 1,664,700 |
| Qualified XII (1.15) | 49,325.607 | | 13.40 | | 660,963 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Strategic Income Portfolio -** | | | |
| **Initial Class (continued)** | | | |
| Qualified XII (1.20) | 48,231.223 | $ 13.36 | $ 644,369 |
| Qualified XII (1.25) | 167,784.867 | 13.32 | 2,234,894 |
| Qualified XII (1.30) | 9,757.502 | 13.28 | 129,580 |
| Qualified XII (1.35) | 658.031 | 13.29 | 8,745 |
| Qualified XII (1.40) | 29,035.299 | 13.26 | 385,008 |
| Qualified XII (1.45) | 4,484.463 | 13.21 | 59,240 |
| Qualified XII (1.50) | 453.521 | 13.16 | 5,968 |
| Qualified XIII | 4,288.122 | 13.43 | 57,589 |
| Qualified XV | 14,455.102 | 13.43 | 194,132 |
| Qualified XVI | 78,240.042 | 13.00 | 1,017,121 |
| Qualified XVII | 4,718.263 | 13.20 | 62,281 |
| Qualified XVIII | 9,198.649 | 13.20 | 121,422 |
| Qualified XXI | 28,477.375 | 13.55 | 385,868 |
| Qualified XXVI | 2,445.853 | 13.47 | 32,946 |
| Qualified XXVII | 1,126,150.945 | 13.55 | 15,259,345 |
| Qualified XXVIII | 576,910.579 | 13.56 | 7,822,907 |
| Qualified XXXII | 3,771.742 | 13.20 | 49,787 |
| Qualified XXXIII (0.65) | 43,178.289 | 13.67 | 590,247 |
| Qualified XXXIV | 23,131.564 | 11.79 | 272,721 |
| Qualified XXXVI | 9,925.934 | 13.75 | 136,482 |
| Qualified XXXVIII | 48,040.063 | 12.01 | 576,961 |
| Qualified XLIII | 1,444.651 | 11.80 | 17,047 |
| Qualified LIV | 75,127.956 | 13.81 | 1,037,517 |
| Qualified LVI | 97,970.003 | 14.12 | 1,383,336 |
| | 11,430,258.973 | | $ 154,687,902 |
| **ING Oppenheimer Global Strategic Income Portfolio -** | | | |
| **Service Class** | | | |
| Currently payable annuity contracts: | 997.419 | $ 12.93 | $ 12,897 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 20,948.331 | 12.16 | 254,732 |
| ING MAP PLUS NP11 | 10,964.130 | 12.09 | 132,556 |
| ING MAP PLUS NP12 | 16,363.913 | 12.07 | 197,512 |
| ING MAP PLUS NP13 | 4,276.963 | 12.05 | 51,537 |
| ING MAP PLUS NP14 | 7,886.655 | 12.03 | 94,876 |
| ING MAP PLUS NP17 | 3,183.645 | 11.96 | 38,076 |
| ING MAP PLUS NP18 | 8,207.187 | 11.94 | 97,994 |
| ING MAP PLUS NP23 | 4,788.443 | 11.83 | 56,647 |
| ING MAP PLUS NP24 | 29.258 | 11.81 | 346 |
| ING MAP PLUS NP26 | 6,260.973 | 11.76 | 73,629 |
| ING MAP PLUS NP27 | 2,388.260 | 11.74 | 28,038 |
| ING MAP PLUS NP28 | 1,606.830 | 11.72 | 18,832 |
| ING MAP PLUS NP30 | 1,626.738 | 11.68 | 19,000 |
| | 89,528.745 | | $ 1,076,672 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 146,642.040 | $ 13.58 | $ 1,991,399 |
| | | | |
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 448,464.494 | $12.76 to $13.87 | $ 6,214,984 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 9,371.837 | 13.59 | 127,363 |
| ING Custom Choice 65 | 10,212.099 | 13.69 | 139,804 |
| ING MAP PLUS NP1 | 153,371.376 | 14.53 | 2,228,486 |
| ING MAP PLUS NP3 | 912.529 | 14.43 | 13,168 |
| ING MAP PLUS NP4 | 39,686.391 | 14.38 | 570,690 |
| ING MAP PLUS NP5 | 0.010 | 14.33 | - |
| ING MAP PLUS NP6 | 37,688.102 | 14.28 | 538,186 |
| ING MAP PLUS NP8 | 52,518.951 | 14.18 | 744,719 |
| ING MAP PLUS NP9 | 45,437.774 | 14.13 | 642,036 |
| ING MAP PLUS NP10 | 26,821.927 | 14.08 | 377,653 |
| ING MAP PLUS NP11 | 52,834.766 | 14.04 | 741,800 |
| ING MAP PLUS NP12 | 21,187.707 | 13.99 | 296,416 |
| ING MAP PLUS NP13 | 4,307.461 | 13.94 | 60,046 |
| ING MAP PLUS NP14 | 79,910.015 | 13.89 | 1,109,950 |
| ING MAP PLUS NP15 | 50,155.997 | 13.84 | 694,159 |
| ING MAP PLUS NP16 | 3,349.672 | 13.79 | 46,192 |
| ING MAP PLUS NP17 | 25,254.076 | 13.75 | 347,244 |
| ING MAP PLUS NP18 | 9,300.090 | 13.70 | 127,411 |
| ING MAP PLUS NP19 | 3,524.248 | 13.65 | 48,106 |
| ING MAP PLUS NP20 | 22,901.803 | 13.61 | 311,694 |
| ING MAP PLUS NP21 | 45,857.221 | 13.56 | 621,824 |
| ING MAP PLUS NP22 | 5,920.246 | 13.51 | 79,983 |
| ING MAP PLUS NP23 | 14,969.531 | 13.47 | 201,640 |
| ING MAP PLUS NP24 | 2,500.433 | 13.42 | 33,556 |
| ING MAP PLUS NP25 | 418.456 | 13.37 | 5,595 |
| ING MAP PLUS NP26 | 19,178.950 | 13.33 | 255,655 |
| ING MAP PLUS NP27 | 11,284.689 | 13.28 | 149,861 |
| ING MAP PLUS NP28 | 16,338.872 | 13.23 | 216,163 |
| ING MAP PLUS NP29 | 2,993.950 | 13.19 | 39,490 |
| ING MAP PLUS NP30 | 1,670.811 | 13.14 | 21,954 |
| ING MAP PLUS NP32 | 1,597.098 | 13.05 | 20,842 |
| ING MAP PLUS NP35 | 0.854 | 12.92 | 11 |
| ING MAP PLUS NP36 | 1,155.102 | 12.87 | 14,866 |
| Qualified V | 675.132 | 14.58 | 9,843 |
| Qualified VI | 2,776,830.385 | 14.78 | 41,041,553 |
| Qualified VIII | 800.160 | 14.77 | 11,818 |
| Qualified X (1.15) | 93,492.594 | 14.91 | 1,393,975 |
| Qualified X (1.25) | 210,754.942 | 14.78 | 3,114,958 |
| Qualified XII (0.00) | 62,119.442 | 16.48 | 1,023,728 |
| Qualified XII (0.05) | 4,892.888 | 16.28 | 79,656 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.25) | 190,883.623 | $ 16.12 | $ 3,077,044 |
| Qualified XII (0.30) | 35,058.104 | 16.05 | 562,683 |
| Qualified XII (0.35) | 623.842 | 15.98 | 9,969 |
| Qualified XII (0.40) | 434,893.985 | 15.91 | 6,919,163 |
| Qualified XII (0.50) | 186,036.183 | 15.78 | 2,935,651 |
| Qualified XII (0.55) | 234,450.647 | 15.71 | 3,683,220 |
| Qualified XII (0.60) | 108,092.674 | 15.64 | 1,690,569 |
| Qualified XII (0.65) | 295,059.107 | 15.57 | 4,594,070 |
| Qualified XII (0.70) | 87,961.400 | 15.51 | 1,364,281 |
| Qualified XII (0.75) | 583,213.516 | 15.44 | 9,004,817 |
| Qualified XII (0.80) | 227,013.595 | 15.37 | 3,489,199 |
| Qualified XII (0.85) | 644,708.904 | 15.30 | 9,864,046 |
| Qualified XII (0.90) | 62,310.671 | 15.24 | 949,615 |
| Qualified XII (0.95) | 650,681.355 | 15.17 | 9,870,836 |
| Qualified XII (1.00) | 2,382,642.505 | 15.11 | 36,001,728 |
| Qualified XII (1.05) | 45,774.387 | 15.04 | 688,447 |
| Qualified XII (1.10) | 108,916.975 | 14.98 | 1,631,576 |
| Qualified XII (1.15) | 46,833.687 | 14.91 | 698,290 |
| Qualified XII (1.20) | 18,116.498 | 14.85 | 269,030 |
| Qualified XII (1.25) | 217,263.921 | 14.78 | 3,211,161 |
| Qualified XII (1.30) | 1,849.531 | 14.72 | 27,225 |
| Qualified XII (1.35) | 1,080.835 | 14.65 | 15,834 |
| Qualified XII (1.40) | 26,141.980 | 14.59 | 381,411 |
| Qualified XII (1.45) | 15,516.791 | 14.53 | 225,459 |
| Qualified XII (1.50) | 6,207.304 | 14.46 | 89,758 |
| Qualified XIII | 2,729.650 | 15.17 | 41,409 |
| Qualified XV | 17,720.090 | 15.17 | 268,814 |
| Qualified XVI | 83,258.506 | 14.46 | 1,203,918 |
| Qualified XVII | 689.546 | 14.78 | 10,191 |
| Qualified XVIII | 3,284.647 | 15.11 | 49,631 |
| Qualified XXI | 19,162.692 | 15.37 | 294,531 |
| Qualified XXVI | 2,954.846 | 15.24 | 45,032 |
| Qualified XXVII | 2,071,244.206 | 13.84 | 28,666,020 |
| Qualified XXVIII | 1,832,303.475 | 15.13 | 27,722,752 |
| Qualified XXXII | 2,448.411 | 13.45 | 32,931 |
| Qualified XXXIII (0.65) | 37,353.638 | 15.83 | 591,308 |
| Qualified XXXIV | 3,386.841 | 12.13 | 41,082 |
| Qualified XXXVIII | 80,559.832 | 12.35 | 994,914 |
| Qualified XLIII | 1,157.610 | 12.13 | 14,042 |
| Qualified LIV | 131,664.114 | 13.49 | 1,776,149 |
| Qualified LVI | 67,141.531 | 13.79 | 925,882 |
| | 15,339,054.736 | | $ 227,650,766 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer High Yield Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 83,005.109 | $14.49 to $15.2 | $ 1,259,507 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 618.516 | 14.99 | 9,272 |
| ING Custom Choice 65 | 11.191 | 15.62 | 175 |
| Qualified V | 2,143.490 | 14.88 | 31,895 |
| Qualified VI | 293,564.911 | 14.99 | 4,400,538 |
| Qualified VIII | 156.959 | 14.98 | 2,351 |
| Qualified X (1.15) | 13,774.860 | 15.06 | 207,449 |
| Qualified X (1.25) | 32,714.265 | 14.99 | 490,387 |
| Qualified XII (0.00) | 3,169.557 | 15.89 | 50,364 |
| Qualified XII (0.25) | 964.518 | 15.71 | 15,153 |
| Qualified XII (0.30) | 6,112.567 | 15.67 | 95,784 |
| Qualified XII (0.40) | 29,217.348 | 15.60 | 455,791 |
| Qualified XII (0.50) | 217,323.338 | 15.53 | 3,375,031 |
| Qualified XII (0.55) | 7,527.192 | 15.49 | 116,596 |
| Qualified XII (0.60) | 2,497.970 | 15.45 | 38,594 |
| Qualified XII (0.65) | 29,775.274 | 15.42 | 459,135 |
| Qualified XII (0.70) | 8,523.587 | 15.38 | 131,093 |
| Qualified XII (0.75) | 29,807.188 | 15.34 | 457,242 |
| Qualified XII (0.80) | 10,341.544 | 15.31 | 158,329 |
| Qualified XII (0.85) | 47,778.582 | 15.27 | 729,579 |
| Qualified XII (0.90) | 3,065.209 | 15.24 | 46,714 |
| Qualified XII (0.95) | 66,398.903 | 15.20 | 1,009,263 |
| Qualified XII (1.00) | 195,117.268 | 15.17 | 2,959,929 |
| Qualified XII (1.05) | 1,147.914 | 15.13 | 17,368 |
| Qualified XII (1.10) | 5,401.272 | 15.10 | 81,559 |
| Qualified XII (1.15) | 1,227.328 | 15.06 | 18,484 |
| Qualified XII (1.20) | 7,316.185 | 15.03 | 109,962 |
| Qualified XII (1.25) | 21,465.414 | 14.99 | 321,767 |
| Qualified XII (1.40) | 11,117.721 | 14.89 | 165,543 |
| Qualified XII (1.45) | 114.578 | 14.85 | 1,701 |
| Qualified XV | 1,785.544 | 15.20 | 27,140 |
| Qualified XVI | 6,029.559 | 14.82 | 89,358 |
| Qualified XVII | 202.975 | 14.99 | 3,043 |
| Qualified XVIII | 1,375.234 | 15.17 | 20,862 |
| Qualified XXVI | 70.418 | 15.24 | 1,073 |
| Qualified XXXII | 37.304 | 14.99 | 559 |
| Qualified XXXIV | 1,041.273 | 13.58 | 14,140 |
| Qualified XXXVIII | 8,249.041 | 13.84 | 114,167 |
| Qualified XLIII | 10.618 | 13.59 | 144 |
| Qualified LIV | 10,641.439 | 15.39 | 163,772 |
| Qualified LVI | 15,935.315 | 15.73 | 250,662 |
| | 1,176,778.478 | | $ 17,901,475 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 1,638.112 | $ 15.45 | $ 25,309 |
| ING MAP PLUS NP13 | 453.321 | 15.27 | 6,922 |
| ING MAP PLUS NP14 | 3,073.697 | 15.24 | 46,843 |
| ING MAP PLUS NP15 | 7,778.680 | 15.20 | 118,236 |
| ING MAP PLUS NP17 | 1,030.304 | 15.13 | 15,588 |
| ING MAP PLUS NP18 | 11.263 | 15.09 | 170 |
| ING MAP PLUS NP19 | 1,291.775 | 15.06 | 19,454 |
| ING MAP PLUS NP22 | 305.613 | 14.95 | 4,569 |
| ING MAP PLUS NP23 | 441.367 | 14.92 | 6,585 |
| ING MAP PLUS NP26 | 2,309.014 | 14.81 | 34,196 |
| ING MAP PLUS NP28 | 523.692 | 14.75 | 7,724 |
| ING MAP PLUS NP29 | 5,753.906 | 14.71 | 84,640 |
| | 24,610.744 | | $ 370,236 |
| **ING Solution 2015 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 0.062 | $ 12.23 | $ 1 |
| ING MAP PLUS NP14 | 86.880 | 11.79 | 1,024 |
| Qualified XXXV | 44,641.427 | 11.45 | 511,144 |
| | 44,728.369 | | $ 512,169 |
| **ING Solution 2015 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 10,406.872 | $ 11.57 | $ 120,408 |
| ING Custom Choice 65 | 265.304 | 12.19 | 3,234 |
| ING Educator's Direct | 24,171.764 | 11.84 | 286,194 |
| Qualified V | 2,312.574 | 11.47 | 26,525 |
| Qualified VI | 985,251.546 | 11.57 | 11,399,360 |
| Qualified X (1.15) | 51,462.865 | 11.64 | 599,028 |
| Qualified X (1.25) | 148,163.941 | 11.57 | 1,714,257 |
| Qualified XII (0.00) | 11,920.280 | 12.42 | 148,050 |
| Qualified XII (0.05) | 252,039.405 | 12.42 | 3,130,329 |
| Qualified XII (0.25) | 57,859.976 | 12.25 | 708,785 |
| Qualified XII (0.30) | 24,313.753 | 12.21 | 296,871 |
| Qualified XII (0.35) | 179,588.160 | 12.18 | 2,187,384 |
| Qualified XII (0.40) | 168,146.034 | 12.14 | 2,041,293 |
| Qualified XII (0.50) | 374,090.033 | 12.07 | 4,515,267 |
| Qualified XII (0.55) | 157,332.209 | 12.04 | 1,894,280 |
| Qualified XII (0.60) | 50,627.165 | 12.01 | 608,032 |
| Qualified XII (0.65) | 115,518.363 | 11.97 | 1,382,755 |
| Qualified XII (0.70) | 40,744.478 | 11.94 | 486,489 |
| Qualified XII (0.75) | 331,832.605 | 11.90 | 3,948,808 |
| Qualified XII (0.80) | 81,743.660 | 11.87 | 970,297 |
| Qualified XII (0.85) | 259,787.239 | 11.84 | 3,075,881 |
| Qualified XII (0.90) | 42,486.541 | 11.80 | 501,341 |
| Qualified XII (0.95) | 515,410.314 | 11.77 | 6,066,379 |
| Qualified XII (1.00) | 332,862.026 | 11.74 | 3,907,800 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2015 Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.05) | 72,034.163 | $ 11.70 | $ 842,800 |
| Qualified XII (1.10) | 46,859.073 | 11.67 | 546,845 |
| Qualified XII (1.15) | 46,516.969 | 11.64 | 541,458 |
| Qualified XII (1.20) | 28,164.266 | 11.60 | 326,705 |
| Qualified XII (1.25) | 141,256.550 | 11.57 | 1,634,338 |
| Qualified XII (1.30) | 4,603.225 | 11.54 | 53,121 |
| Qualified XII (1.35) | 7,833.828 | 11.51 | 90,167 |
| Qualified XII (1.40) | 16,937.237 | 11.47 | 194,270 |
| Qualified XII (1.45) | 776.179 | 11.44 | 8,879 |
| Qualified XII (1.50) | 773.318 | 11.41 | 8,824 |
| Qualified XIII | 600.772 | 11.77 | 7,071 |
| Qualified XV | 12,219.331 | 11.77 | 143,822 |
| Qualified XVI | 85,183.635 | 11.41 | 971,945 |
| Qualified XVII | 363.879 | 11.57 | 4,210 |
| Qualified XVIII | 986.920 | 11.57 | 11,419 |
| Qualified XXI | 15,558.668 | 11.87 | 184,681 |
| Qualified XXVIII | 103,225.663 | 9.63 | 994,063 |
| Qualified XXXII | 2,669.124 | 11.57 | 30,882 |
| Qualified XXXIV | 60,048.636 | 9.61 | 577,067 |
| Qualified XXXVI | 331.186 | 12.04 | 3,987 |
| Qualified XXXVIII | 2,014.295 | 9.79 | 19,720 |
| Qualified XLIII | 311.986 | 9.61 | 2,998 |
| Qualified LIV | 30,774.012 | 12.01 | 369,596 |
| Qualified LVI | 94,977.533 | 12.28 | 1,166,324 |
| | 4,993,357.555 | | $ 58,754,239 |
| **ING Solution 2015 Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 284,632.871 | $ 11.42 | $ 3,250,507 |
| ING MAP PLUS NP3 | 4,154.950 | 11.41 | 47,408 |
| ING MAP PLUS NP4 | 1,256.841 | 11.41 | 14,341 |
| ING MAP PLUS NP6 | 15,980.041 | 11.40 | 182,172 |
| ING MAP PLUS NP8 | 138,812.435 | 11.39 | 1,581,074 |
| ING MAP PLUS NP9 | 49,852.766 | 11.38 | 567,324 |
| ING MAP PLUS NP10 | 8,821.419 | 11.38 | 100,388 |
| ING MAP PLUS NP11 | 29,243.638 | 11.37 | 332,500 |
| ING MAP PLUS NP12 | 117,885.941 | 11.37 | 1,340,363 |
| ING MAP PLUS NP13 | 22,674.926 | 11.36 | 257,587 |
| ING MAP PLUS NP14 | 125,741.179 | 11.36 | 1,428,420 |
| ING MAP PLUS NP15 | 101,897.124 | 11.35 | 1,156,532 |
| ING MAP PLUS NP16 | 3,610.040 | 11.35 | 40,974 |
| ING MAP PLUS NP17 | 71,092.847 | 11.34 | 806,193 |
| ING MAP PLUS NP18 | 5,193.877 | 11.34 | 58,899 |
| ING MAP PLUS NP19 | 6,759.485 | 11.33 | 76,585 |
| ING MAP PLUS NP20 | 105,107.558 | 11.33 | 1,190,869 |
| ING MAP PLUS NP21 | 40,512.224 | 11.32 | 458,598 |
| ING MAP PLUS NP22 | 10,405.831 | 11.32 | 117,794 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2015 Portfolio - Service 2 Class (continued)** | | | |
| ING MAP PLUS NP23 | 50,152.019 | $ 11.31 | $ 567,219 |
| ING MAP PLUS NP24 | 15,287.792 | 11.31 | 172,905 |
| ING MAP PLUS NP25 | 4,535.185 | 11.30 | 51,248 |
| ING MAP PLUS NP26 | 21,858.220 | 11.30 | 246,998 |
| ING MAP PLUS NP27 | 238.501 | 11.29 | 2,693 |
| ING MAP PLUS NP28 | 43,141.853 | 11.29 | 487,072 |
| ING MAP PLUS NP29 | 10,434.499 | 11.28 | 117,701 |
| ING MAP PLUS NP30 | 7,137.450 | 11.28 | 80,510 |
| ING MAP PLUS NP32 | 251.166 | 11.27 | 2,831 |
| | 1,296,672.678 | | $ 14,737,705 |
| | | | |
| **ING Solution 2025 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 3.982 | $ 12.08 | $ 48 |
| ING MAP PLUS NP20 | 23.921 | 11.44 | 274 |
| Qualified XXXV | 31,529.503 | 11.11 | 350,293 |
| | 31,557.406 | | $ 350,615 |
| | | | |
| **ING Solution 2025 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,871.348 | $ 11.43 | $ 21,390 |
| ING Educator's Direct | 4,324.766 | 12.01 | 51,940 |
| Qualified V | 2,031.974 | 11.32 | 23,002 |
| Qualified VI | 1,736,916.801 | 11.43 | 19,852,959 |
| Qualified X (1.15) | 66,959.411 | 11.49 | 769,364 |
| Qualified X (1.25) | 118,932.392 | 11.43 | 1,359,397 |
| Qualified XII (0.00) | 30,053.925 | 12.27 | 368,762 |
| Qualified XII (0.05) | 600,536.953 | 12.27 | 7,368,588 |
| Qualified XII (0.25) | 138,473.447 | 12.09 | 1,674,144 |
| Qualified XII (0.30) | 103,317.719 | 12.06 | 1,246,012 |
| Qualified XII (0.35) | 220,355.179 | 12.02 | 2,648,669 |
| Qualified XII (0.40) | 184,834.885 | 11.99 | 2,216,170 |
| Qualified XII (0.50) | 350,851.315 | 11.92 | 4,182,148 |
| Qualified XII (0.55) | 255,655.607 | 11.89 | 3,039,745 |
| Qualified XII (0.60) | 155,744.519 | 11.86 | 1,847,130 |
| Qualified XII (0.65) | 231,501.244 | 11.82 | 2,736,345 |
| Qualified XII (0.70) | 77,215.824 | 11.79 | 910,375 |
| Qualified XII (0.75) | 475,987.865 | 11.75 | 5,592,857 |
| Qualified XII (0.80) | 43,171.271 | 11.72 | 505,967 |
| Qualified XII (0.85) | 566,984.275 | 11.69 | 6,628,046 |
| Qualified XII (0.90) | 57,814.490 | 11.66 | 674,117 |
| Qualified XII (0.95) | 591,336.615 | 11.62 | 6,871,331 |
| Qualified XII (1.00) | 424,396.743 | 11.59 | 4,918,758 |
| Qualified XII (1.05) | 50,508.131 | 11.56 | 583,874 |
| Qualified XII (1.10) | 159,748.844 | 11.52 | 1,840,307 |
| Qualified XII (1.15) | 64,087.559 | 11.49 | 736,366 |
| Qualified XII (1.20) | 66,135.008 | 11.46 | 757,907 |
| Qualified XII (1.25) | 114,024.982 | 11.43 | 1,303,306 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2025 Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.30) | 2,809.969 | $ 11.39 | $ 32,006 |
| Qualified XII (1.40) | 41,967.876 | 11.33 | 475,496 |
| Qualified XII (1.45) | 10,257.026 | 11.30 | 115,904 |
| Qualified XII (1.50) | 96.314 | 11.26 | 1,084 |
| Qualified XV | 5,649.674 | 11.62 | 65,649 |
| Qualified XVI | 60,781.200 | 11.26 | 684,396 |
| Qualified XVIII | 865.261 | 11.43 | 9,890 |
| Qualified XXI | 19,509.646 | 11.72 | 228,653 |
| Qualified XXVI | 2,416.513 | 11.66 | 28,177 |
| Qualified XXVIII | 62,684.731 | 9.08 | 569,177 |
| Qualified XXXII | 2,054.559 | 11.43 | 23,484 |
| Qualified XXXIV | 175,224.455 | 9.07 | 1,589,286 |
| Qualified XXXVI | 936.964 | 11.89 | 11,140 |
| Qualified XXXVIII | 36,057.852 | 9.23 | 332,814 |
| Qualified XLIII | 167.621 | 9.07 | 1,520 |
| Qualified LIV | 34,101.874 | 11.86 | 404,448 |
| Qualified LVI | 102,083.153 | 12.12 | 1,237,248 |
| | 7,451,437.780 | | $ 86,539,348 |
| **ING Solution 2025 Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 406,245.189 | $ 11.89 | $ 4,830,255 |
| ING MAP PLUS NP3 | 858.101 | 11.88 | 10,194 |
| ING MAP PLUS NP4 | 6,455.654 | 11.88 | 76,693 |
| ING MAP PLUS NP6 | 5,774.399 | 11.87 | 68,542 |
| ING MAP PLUS NP8 | 150,170.616 | 11.86 | 1,781,024 |
| ING MAP PLUS NP9 | 107,597.331 | 11.85 | 1,275,028 |
| ING MAP PLUS NP10 | 17,376.345 | 11.84 | 205,736 |
| ING MAP PLUS NP11 | 105,439.656 | 11.84 | 1,248,406 |
| ING MAP PLUS NP12 | 144,503.423 | 11.83 | 1,709,475 |
| ING MAP PLUS NP13 | 28,031.250 | 11.83 | 331,610 |
| ING MAP PLUS NP14 | 92,441.565 | 11.82 | 1,092,659 |
| ING MAP PLUS NP15 | 134,924.620 | 11.82 | 1,594,809 |
| ING MAP PLUS NP16 | 15,565.017 | 11.81 | 183,823 |
| ING MAP PLUS NP17 | 44,874.022 | 11.81 | 529,962 |
| ING MAP PLUS NP18 | 16,976.203 | 11.80 | 200,319 |
| ING MAP PLUS NP19 | 20,323.113 | 11.80 | 239,813 |
| ING MAP PLUS NP20 | 84,982.986 | 11.79 | 1,001,949 |
| ING MAP PLUS NP21 | 102,086.550 | 11.79 | 1,203,600 |
| ING MAP PLUS NP22 | 7,177.027 | 11.78 | 84,545 |
| ING MAP PLUS NP23 | 66,376.941 | 11.78 | 781,920 |
| ING MAP PLUS NP24 | 55,387.793 | 11.77 | 651,914 |
| ING MAP PLUS NP25 | 17,300.531 | 11.76 | 203,454 |
| ING MAP PLUS NP26 | 15,856.738 | 11.76 | 186,475 |
| ING MAP PLUS NP27 | 269.837 | 11.75 | 3,171 |
| ING MAP PLUS NP28 | 41,426.963 | 11.75 | 486,767 |
| ING MAP PLUS NP29 | 8,761.099 | 11.74 | 102,855 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2025 Portfolio - Service 2 Class (continued)** | | | |
| ING MAP PLUS NP30 | 9,784.535 | $ 11.74 | $ 114,870 |
| ING MAP PLUS NP32 | 721.000 | 11.73 | 8,457 |
| | 1,707,688.504 | | $ 20,208,325 |
| | | | |
| **ING Solution 2035 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP21 | 0.009 | $ 11.56 | $ - |
| Qualified XXXV | 34,042.674 | 11.13 | 378,895 |
| | 34,042.683 | | $ 378,895 |
| | | | |
| **ING Solution 2035 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 1,789.721 | $ 12.19 | $ 21,817 |
| ING Educator's Direct | 6,795.962 | 12.14 | 82,503 |
| Qualified V | 772.503 | 11.47 | 8,861 |
| Qualified VI | 1,312,689.622 | 11.57 | 15,187,819 |
| Qualified X (1.15) | 21,244.705 | 11.64 | 247,288 |
| Qualified X (1.25) | 84,650.406 | 11.57 | 979,405 |
| Qualified XII (0.00) | 26,021.643 | 12.42 | 323,189 |
| Qualified XII (0.05) | 508,882.141 | 12.42 | 6,320,316 |
| Qualified XII (0.25) | 153,459.729 | 12.25 | 1,879,882 |
| Qualified XII (0.30) | 86,871.884 | 12.21 | 1,060,706 |
| Qualified XII (0.35) | 166,922.659 | 12.18 | 2,033,118 |
| Qualified XII (0.40) | 122,504.702 | 12.14 | 1,487,207 |
| Qualified XII (0.50) | 401,709.978 | 12.07 | 4,848,639 |
| Qualified XII (0.55) | 169,547.512 | 12.04 | 2,041,352 |
| Qualified XII (0.60) | 127,896.638 | 12.01 | 1,536,039 |
| Qualified XII (0.65) | 186,690.785 | 11.97 | 2,234,689 |
| Qualified XII (0.70) | 66,396.714 | 11.94 | 792,777 |
| Qualified XII (0.75) | 303,105.834 | 11.90 | 3,606,959 |
| Qualified XII (0.80) | 38,360.777 | 11.87 | 455,342 |
| Qualified XII (0.85) | 380,932.531 | 11.84 | 4,510,241 |
| Qualified XII (0.90) | 100,989.738 | 11.80 | 1,191,679 |
| Qualified XII (0.95) | 353,891.354 | 11.77 | 4,165,301 |
| Qualified XII (1.00) | 432,012.586 | 11.74 | 5,071,828 |
| Qualified XII (1.05) | 35,849.459 | 11.70 | 419,439 |
| Qualified XII (1.10) | 107,280.395 | 11.67 | 1,251,962 |
| Qualified XII (1.15) | 65,998.917 | 11.64 | 768,227 |
| Qualified XII (1.20) | 36,168.856 | 11.60 | 419,559 |
| Qualified XII (1.25) | 132,025.427 | 11.57 | 1,527,534 |
| Qualified XII (1.30) | 3,649.602 | 11.54 | 42,116 |
| Qualified XII (1.35) | 14.021 | 11.51 | 161 |
| Qualified XII (1.40) | 29,908.418 | 11.47 | 343,050 |
| Qualified XII (1.45) | 125.122 | 11.44 | 1,431 |
| Qualified XII (1.50) | 740.372 | 11.41 | 8,448 |
| Qualified XIII | 2,535.161 | 11.77 | 29,839 |
| Qualified XV | 5,494.719 | 11.77 | 64,673 |
| Qualified XVI | 76,983.155 | 11.41 | 878,378 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2035 Portfolio - Service Class (continued)** | | | |
| Qualified XXI | 55,118.706 | $ 11.87 | $ 654,259 |
| Qualified XXVI | 916.092 | 11.80 | 10,810 |
| Qualified XXVIII | 6,138.508 | 8.91 | 54,694 |
| Qualified XXXII | 606.243 | 11.57 | 7,014 |
| Qualified XXXIV | 162,700.716 | 8.85 | 1,439,901 |
| Qualified XXXVI | 5,814.408 | 12.04 | 70,005 |
| Qualified XXXVIII | 26,580.908 | 9.01 | 239,494 |
| Qualified XLIII | 1,785.036 | 8.85 | 15,798 |
| Qualified LIV | 35,259.571 | 12.01 | 423,467 |
| Qualified LVI | 101,394.168 | 12.28 | 1,245,120 |
| | 5,947,228.104 | | $ 70,002,336 |
| **ING Solution 2035 Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 228,410.019 | $ 12.10 | $ 2,763,761 |
| ING MAP PLUS NP4 | 2,456.108 | 12.08 | 29,670 |
| ING MAP PLUS NP6 | 10,985.760 | 12.07 | 132,598 |
| ING MAP PLUS NP8 | 254,886.615 | 12.06 | 3,073,933 |
| ING MAP PLUS NP9 | 137,137.100 | 12.05 | 1,652,502 |
| ING MAP PLUS NP10 | 1,464.017 | 12.05 | 17,641 |
| ING MAP PLUS NP11 | 34,514.398 | 12.04 | 415,553 |
| ING MAP PLUS NP12 | 125,648.669 | 12.04 | 1,512,810 |
| ING MAP PLUS NP13 | 46,819.727 | 12.03 | 563,241 |
| ING MAP PLUS NP14 | 69,396.623 | 12.03 | 834,841 |
| ING MAP PLUS NP15 | 63,271.426 | 12.02 | 760,523 |
| ING MAP PLUS NP16 | 9,356.562 | 12.01 | 112,372 |
| ING MAP PLUS NP17 | 82,122.052 | 12.01 | 986,286 |
| ING MAP PLUS NP18 | 11,311.205 | 12.00 | 135,734 |
| ING MAP PLUS NP19 | 19,069.267 | 12.00 | 228,831 |
| ING MAP PLUS NP20 | 86,507.391 | 11.99 | 1,037,224 |
| ING MAP PLUS NP21 | 68,622.685 | 11.99 | 822,786 |
| ING MAP PLUS NP22 | 4,297.252 | 11.98 | 51,481 |
| ING MAP PLUS NP23 | 57,031.546 | 11.98 | 683,238 |
| ING MAP PLUS NP24 | 15,417.971 | 11.97 | 184,553 |
| ING MAP PLUS NP25 | 12,732.021 | 11.97 | 152,402 |
| ING MAP PLUS NP26 | 31,725.140 | 11.96 | 379,433 |
| ING MAP PLUS NP27 | 2,149.513 | 11.96 | 25,708 |
| ING MAP PLUS NP28 | 34,707.543 | 11.95 | 414,755 |
| ING MAP PLUS NP29 | 6,184.076 | 11.94 | 73,838 |
| ING MAP PLUS NP30 | 8,112.577 | 11.94 | 96,864 |
| ING MAP PLUS NP32 | 928.925 | 11.93 | 11,082 |
| | 1,425,266.188 | | $ 17,153,660 |
| **ING Solution 2045 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 7,297.069 | $ 10.97 | $ 80,049 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2045 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 1,243.257 | $ 12.21 | $ 15,180 |
| ING Educator's Direct | 2,082.092 | 12.11 | 25,214 |
| Qualified VI | 998,828.330 | 11.59 | 11,576,420 |
| Qualified X (1.15) | 5,937.033 | 11.66 | 69,226 |
| Qualified X (1.25) | 57,416.751 | 11.59 | 665,460 |
| Qualified XII (0.00) | 11,916.296 | 12.44 | 148,239 |
| Qualified XII (0.05) | 281,373.119 | 12.44 | 3,500,282 |
| Qualified XII (0.25) | 207,136.288 | 12.27 | 2,541,562 |
| Qualified XII (0.30) | 66,476.481 | 12.23 | 813,007 |
| Qualified XII (0.35) | 28,190.812 | 12.20 | 343,928 |
| Qualified XII (0.40) | 62,015.006 | 12.16 | 754,102 |
| Qualified XII (0.50) | 281,483.410 | 12.09 | 3,403,134 |
| Qualified XII (0.55) | 97,009.334 | 12.06 | 1,169,933 |
| Qualified XII (0.60) | 73,101.506 | 12.03 | 879,411 |
| Qualified XII (0.65) | 152,792.369 | 11.99 | 1,831,980 |
| Qualified XII (0.70) | 94,420.105 | 11.96 | 1,129,264 |
| Qualified XII (0.75) | 102,886.409 | 11.92 | 1,226,406 |
| Qualified XII (0.80) | 38,277.292 | 11.89 | 455,117 |
| Qualified XII (0.85) | 380,015.258 | 11.86 | 4,506,981 |
| Qualified XII (0.90) | 35,152.159 | 11.82 | 415,499 |
| Qualified XII (0.95) | 289,925.635 | 11.79 | 3,418,223 |
| Qualified XII (1.00) | 332,259.906 | 11.76 | 3,907,376 |
| Qualified XII (1.05) | 14,377.615 | 11.72 | 168,506 |
| Qualified XII (1.10) | 132,618.569 | 11.69 | 1,550,311 |
| Qualified XII (1.15) | 38,066.276 | 11.66 | 443,853 |
| Qualified XII (1.20) | 37,286.255 | 11.62 | 433,266 |
| Qualified XII (1.25) | 99,551.187 | 11.59 | 1,153,798 |
| Qualified XII (1.30) | 154.524 | 11.56 | 1,786 |
| Qualified XII (1.35) | 66.721 | 11.52 | 769 |
| Qualified XII (1.40) | 26,985.617 | 11.49 | 310,065 |
| Qualified XII (1.45) | 512.863 | 11.46 | 5,877 |
| Qualified XII (1.50) | 28.139 | 11.43 | 322 |
| Qualified XIII | 237.829 | 11.79 | 2,804 |
| Qualified XV | 4,019.154 | 11.79 | 47,386 |
| Qualified XVI | 41,032.472 | 11.43 | 469,001 |
| Qualified XXI | 22,040.303 | 11.89 | 262,059 |
| Qualified XXVI | 2,186.235 | 11.82 | 25,841 |
| Qualified XXVIII | 21,956.311 | 8.64 | 189,703 |
| Qualified XXXIV | 103,451.687 | 8.57 | 886,581 |
| Qualified XXXVI | 15,480.519 | 12.06 | 186,695 |
| Qualified XXXVIII | 6,491.210 | 8.73 | 56,668 |
| Qualified XLIII | 3,309.519 | 8.58 | 28,396 |
| Qualified LIV | 17,919.574 | 12.03 | 215,572 |
| Qualified LVI | 58,775.880 | 12.30 | 722,943 |
| | 4,246,487.307 | | $ 49,958,146 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2045 Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 282,592.279 | $ 12.22 | $ 3,453,278 |
| ING MAP PLUS NP3 | 363.308 | 12.21 | 4,436 |
| ING MAP PLUS NP4 | 14,135.023 | 12.20 | 172,447 |
| ING MAP PLUS NP6 | 699.012 | 12.19 | 8,521 |
| ING MAP PLUS NP8 | 245,997.383 | 12.18 | 2,996,248 |
| ING MAP PLUS NP9 | 144,873.592 | 12.17 | 1,763,112 |
| ING MAP PLUS NP10 | 3,588.706 | 12.17 | 43,675 |
| ING MAP PLUS NP11 | 35,013.584 | 12.16 | 425,765 |
| ING MAP PLUS NP12 | 41,822.236 | 12.16 | 508,558 |
| ING MAP PLUS NP13 | 2,327.379 | 12.15 | 28,278 |
| ING MAP PLUS NP14 | 67,960.643 | 12.14 | 825,042 |
| ING MAP PLUS NP15 | 34,382.902 | 12.14 | 417,408 |
| ING MAP PLUS NP16 | 14,640.811 | 12.13 | 177,593 |
| ING MAP PLUS NP17 | 22,931.037 | 12.13 | 278,153 |
| ING MAP PLUS NP18 | 6,093.989 | 12.12 | 73,859 |
| ING MAP PLUS NP19 | 16,356.427 | 12.12 | 198,240 |
| ING MAP PLUS NP20 | 18,498.184 | 12.11 | 224,013 |
| ING MAP PLUS NP21 | 65,045.784 | 12.11 | 787,704 |
| ING MAP PLUS NP22 | 2,439.636 | 12.10 | 29,520 |
| ING MAP PLUS NP23 | 27,319.440 | 12.10 | 330,565 |
| ING MAP PLUS NP24 | 12,516.577 | 12.09 | 151,325 |
| ING MAP PLUS NP25 | 5,681.968 | 12.08 | 68,638 |
| ING MAP PLUS NP26 | 21,654.138 | 12.08 | 261,582 |
| ING MAP PLUS NP27 | 117.977 | 12.07 | 1,424 |
| ING MAP PLUS NP28 | 32,715.176 | 12.07 | 394,872 |
| ING MAP PLUS NP29 | 12,480.185 | 12.06 | 150,511 |
| ING MAP PLUS NP30 | 6,493.911 | 12.06 | 78,317 |
| ING MAP PLUS NP32 | 3,025.261 | 12.05 | 36,454 |
| | 1,141,766.548 | | $ 13,889,538 |
| **ING Solution 2055 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 5,315.148 | $ 11.52 | $ 61,230 |
| Qualified XII (0.05) | 36.583 | 11.62 | 425 |
| Qualified XII (0.25) | 2,761.942 | 11.60 | 32,039 |
| Qualified XII (0.35) | 45.518 | 11.59 | 528 |
| Qualified XII (0.40) | 444.424 | 11.59 | 5,151 |
| Qualified XII (0.50) | 3,216.176 | 11.58 | 37,243 |
| Qualified XII (0.55) | 2.332 | 11.58 | 27 |
| Qualified XII (0.60) | 47.981 | 11.57 | 555 |
| Qualified XII (0.65) | 3,091.739 | 11.57 | 35,771 |
| Qualified XII (0.70) | 41.304 | 11.56 | 477 |
| Qualified XII (0.75) | 48.736 | 11.56 | 563 |
| Qualified XII (0.80) | 515.584 | 11.56 | 5,960 |
| Qualified XII (0.85) | 75.382 | 11.55 | 871 |
| Qualified XII (0.95) | 2,134.094 | 11.55 | 24,649 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2055 Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.00) | 853.198 | $ 11.54 | $ 9,846 |
| Qualified XII (1.05) | 23.253 | 11.54 | 268 |
| Qualified XII (1.10) | 296.569 | 11.53 | 3,419 |
| Qualified XII (1.20) | 25.729 | 11.53 | 297 |
| Qualified XII (1.25) | 50.256 | 11.52 | 579 |
| Qualified XII (1.40) | 31.619 | 11.51 | 364 |
| Qualified XII (1.50) | 18.298 | 11.50 | 210 |
| Qualified LVI | 96.232 | 11.60 | 1,116 |
| | 19,172.097 | | $ 221,588 |
| **ING Solution 2055 Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 484.251 | $ 11.61 | $ 5,622 |
| ING MAP PLUS NP8 | 2,961.535 | 11.58 | 34,295 |
| ING MAP PLUS NP9 | 1,840.504 | 11.58 | 21,313 |
| ING MAP PLUS NP11 | 1.313 | 11.57 | 15 |
| ING MAP PLUS NP12 | 417.427 | 11.57 | 4,830 |
| ING MAP PLUS NP14 | 17.481 | 11.56 | 202 |
| ING MAP PLUS NP15 | 7.771 | 11.55 | 90 |
| ING MAP PLUS NP17 | 9,320.907 | 11.55 | 107,656 |
| ING MAP PLUS NP26 | 34.491 | 11.51 | 397 |
| | 15,085.680 | | $ 174,420 |
| **ING Solution Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 50,055.187 | $ 9.45 | $ 473,022 |
| Qualified XII (0.50) | 138.552 | 9.64 | 1,336 |
| Qualified XII (0.60) | 5,468.986 | 9.61 | 52,557 |
| Qualified XII (0.70) | 4,075.774 | 9.59 | 39,087 |
| Qualified XII (0.75) | 11,924.508 | 9.58 | 114,237 |
| Qualified XII (0.80) | 4,701.333 | 9.56 | 44,945 |
| Qualified XII (0.85) | 2,069.979 | 9.55 | 19,768 |
| Qualified XII (0.90) | 1,237.825 | 9.54 | 11,809 |
| Qualified XII (0.95) | 7,484.339 | 9.53 | 71,326 |
| Qualified XII (1.00) | 3,097.473 | 9.51 | 29,457 |
| Qualified XII (1.10) | 120.451 | 9.49 | 1,143 |
| Qualified XII (1.20) | 265.209 | 9.46 | 2,509 |
| Qualified XII (1.25) | 9,900.978 | 9.45 | 93,564 |
| Qualified XII (1.40) | 2,672.954 | 9.41 | 25,152 |
| Qualified XII (1.45) | 3.923 | 9.40 | 37 |
| Qualified XII (1.50) | 189.463 | 9.39 | 1,779 |
| Qualified XV | 480.439 | 9.53 | 4,579 |
| Qualified XVI | 98.903 | 9.39 | 929 |
| Qualified XXXIV | 80.297 | 9.59 | 770 |
| Qualified XLIII | 8.537 | 9.59 | 82 |
| Qualified LVI | 26,551.723 | 9.70 | 257,552 |
| | 130,626.833 | | $ 1,245,640 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 0.424 | $ 12.20 | $ 5 |
| ING MAP PLUS NP9 | 133.044 | 12.09 | 1,608 |
| Qualified XXXV | 83,610.259 | 11.92 | 996,634 |
| | 83,743.727 | | $ 998,247 |
| | | | |
| **ING Solution Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 427.860 | $ 11.71 | $ 5,010 |
| ING Educator's Direct | 5,858.491 | 11.82 | 69,247 |
| Qualified VI | 194,638.630 | 11.71 | 2,279,218 |
| Qualified X (1.15) | 25,074.833 | 11.77 | 295,131 |
| Qualified X (1.25) | 74,366.547 | 11.71 | 870,832 |
| Qualified XII (0.00) | 4,525.975 | 12.57 | 56,892 |
| Qualified XII (0.05) | 87,901.832 | 12.57 | 1,104,926 |
| Qualified XII (0.25) | 88,985.769 | 12.39 | 1,102,534 |
| Qualified XII (0.30) | 2,976.581 | 12.35 | 36,761 |
| Qualified XII (0.35) | 5,425.651 | 12.32 | 66,844 |
| Qualified XII (0.40) | 11,674.690 | 12.28 | 143,365 |
| Qualified XII (0.50) | 33,291.134 | 12.21 | 406,485 |
| Qualified XII (0.55) | 25,641.783 | 12.18 | 312,317 |
| Qualified XII (0.60) | 28,980.095 | 12.15 | 352,108 |
| Qualified XII (0.65) | 34,805.565 | 12.11 | 421,495 |
| Qualified XII (0.70) | 7,640.344 | 12.08 | 92,295 |
| Qualified XII (0.75) | 28,965.379 | 12.04 | 348,743 |
| Qualified XII (0.80) | 3,148.430 | 12.01 | 37,813 |
| Qualified XII (0.85) | 89,472.628 | 11.97 | 1,070,987 |
| Qualified XII (0.90) | 3,324.062 | 11.94 | 39,689 |
| Qualified XII (0.95) | 75,269.660 | 11.91 | 896,462 |
| Qualified XII (1.00) | 75,700.640 | 11.87 | 898,567 |
| Qualified XII (1.05) | 22,392.396 | 11.84 | 265,126 |
| Qualified XII (1.10) | 11,791.599 | 11.81 | 139,259 |
| Qualified XII (1.15) | 64.522 | 11.77 | 759 |
| Qualified XII (1.20) | 98.124 | 11.74 | 1,152 |
| Qualified XII (1.25) | 13,257.743 | 11.71 | 155,248 |
| Qualified XII (1.40) | 5,231.854 | 11.61 | 60,742 |
| Qualified XVI | 525.696 | 11.54 | 6,067 |
| Qualified XXI | 79.537 | 12.01 | 955 |
| Qualified XXVIII | 141.028 | 10.52 | 1,484 |
| Qualified XXXIV | 21,774.822 | 10.46 | 227,765 |
| Qualified XLIII | 197.753 | 10.46 | 2,068 |
| Qualified LIV | 817.277 | 12.15 | 9,930 |
| Qualified LVI | 59,049.163 | 12.42 | 733,391 |
| | 1,043,518.093 | | $ 12,511,667 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution Income Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 18,485.115 | $ 11.07 | $ 204,630 |
| ING MAP PLUS NP4 | 546.942 | 11.05 | 6,044 |
| ING MAP PLUS NP6 | 35,516.126 | 11.04 | 392,098 |
| ING MAP PLUS NP8 | 188,826.108 | 11.03 | 2,082,752 |
| ING MAP PLUS NP9 | 45,213.393 | 11.03 | 498,704 |
| ING MAP PLUS NP11 | 19,072.410 | 11.02 | 210,178 |
| ING MAP PLUS NP12 | 18,410.642 | 11.01 | 202,701 |
| ING MAP PLUS NP13 | 1,715.359 | 11.01 | 18,886 |
| ING MAP PLUS NP14 | 20,985.103 | 11.00 | 230,836 |
| ING MAP PLUS NP15 | 19,853.986 | 11.00 | 218,394 |
| ING MAP PLUS NP17 | 17,545.560 | 10.99 | 192,826 |
| ING MAP PLUS NP18 | 5,451.970 | 10.99 | 59,917 |
| ING MAP PLUS NP19 | 88.712 | 10.98 | 974 |
| ING MAP PLUS NP20 | 6,512.158 | 10.98 | 71,503 |
| ING MAP PLUS NP21 | 32,230.314 | 10.97 | 353,567 |
| ING MAP PLUS NP23 | 9,865.247 | 10.96 | 108,123 |
| ING MAP PLUS NP24 | 4,327.533 | 10.96 | 47,430 |
| ING MAP PLUS NP25 | 2,071.428 | 10.95 | 22,682 |
| ING MAP PLUS NP26 | 2,132.639 | 10.95 | 23,352 |
| ING MAP PLUS NP27 | 108.324 | 10.94 | 1,185 |
| ING MAP PLUS NP28 | 7,473.741 | 10.94 | 81,763 |
| ING MAP PLUS NP29 | 1,880.219 | 10.93 | 20,551 |
| | 458,313.029 | | $ 5,049,096 |
| **ING Solution Moderate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 85,319.527 | $ 9.96 | $ 849,782 |
| Qualified XII (0.40) | 4,595.063 | 10.19 | 46,824 |
| Qualified XII (0.50) | 8,582.342 | 10.16 | 87,197 |
| Qualified XII (0.60) | 1.715 | 10.14 | 17 |
| Qualified XII (0.65) | 5,359.726 | 10.12 | 54,240 |
| Qualified XII (0.70) | 5,530.135 | 10.11 | 55,910 |
| Qualified XII (0.75) | 7,405.207 | 10.10 | 74,793 |
| Qualified XII (0.80) | 17,739.121 | 10.08 | 178,810 |
| Qualified XII (0.85) | 4,726.243 | 10.07 | 47,593 |
| Qualified XII (0.95) | 10,314.998 | 10.04 | 103,563 |
| Qualified XII (1.00) | 14,743.896 | 10.03 | 147,881 |
| Qualified XII (1.05) | 288.020 | 10.02 | 2,886 |
| Qualified XII (1.10) | 2,553.705 | 10.00 | 25,537 |
| Qualified XII (1.15) | 175.217 | 9.99 | 1,750 |
| Qualified XII (1.20) | 249.314 | 9.98 | 2,488 |
| Qualified XII (1.25) | 4,369.838 | 9.96 | 43,524 |
| Qualified XII (1.40) | 3,341.546 | 9.92 | 33,148 |
| Qualified XII (1.50) | 133.702 | 9.90 | 1,324 |
| Qualified XV | 384.662 | 10.04 | 3,862 |
| Qualified XVI | 90.705 | 9.90 | 898 |
| Qualified LIV | 0.245 | 10.08 | 2 |
| Qualified LVI | 70,827.880 | 10.23 | 724,569 |
| | 246,732.807 | | $ 2,486,598 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio** | | | |
| **- Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 34,081.948 | $        13.24 | $        451,245 |
| | | | |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio** | | | |
| **- Initial Class** | | | |
| Currently payable annuity contracts: | 159,973.910 | $        14.13 | $        2,260,431 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,158.545 | 13.79 | 15,976 |
| ING Custom Choice 65 | 109,531.923 | 15.19 | 1,663,790 |
| ING MAP PLUS NP8 | 841.237 | 12.81 | 10,776 |
| ING MAP PLUS NP13 | 360.865 | 12.65 | 4,565 |
| ING MAP PLUS NP15 | 54.168 | 12.59 | 682 |
| ING MAP PLUS NP17 | 1,073.780 | 12.52 | 13,444 |
| ING MAP PLUS NP19 | 4,605.215 | 12.46 | 57,381 |
| ING MAP PLUS NP25 | 100.333 | 12.27 | 1,231 |
| ING MAP PLUS NP26 | 1,728.187 | 12.24 | 21,153 |
| ING MAP PLUS NP28 | 225.861 | 12.18 | 2,751 |
| Qualified V | 1,244.507 | 13.66 | 17,000 |
| Qualified VI | 8,173,973.660 | 13.79 | 112,719,097 |
| Qualified VIII | 13,317.610 | 13.79 | 183,650 |
| Qualified X (1.15) | 532,837.476 | 13.87 | 7,390,456 |
| Qualified X (1.25) | 378,375.380 | 13.79 | 5,217,796 |
| Qualified XII (0.00) | 367.460 | 15.35 | 5,641 |
| Qualified XII (0.05) | 155,091.043 | 15.35 | 2,380,648 |
| Qualified XII (0.10) | 419.383 | 14.76 | 6,190 |
| Qualified XII (0.20) | 116,394.354 | 15.08 | 1,755,227 |
| Qualified XII (0.25) | 83,999.625 | 15.05 | 1,264,194 |
| Qualified XII (0.30) | 114,069.312 | 14.59 | 1,664,271 |
| Qualified XII (0.35) | 27,057.931 | 14.96 | 404,787 |
| Qualified XII (0.40) | 116,154.473 | 14.50 | 1,684,240 |
| Qualified XII (0.45) | 910.236 | 14.46 | 13,162 |
| Qualified XII (0.50) | 645,352.853 | 14.89 | 9,609,304 |
| Qualified XII (0.55) | 185,640.809 | 14.74 | 2,736,346 |
| Qualified XII (0.60) | 161,729.228 | 14.70 | 2,377,420 |
| Qualified XII (0.65) | 999,962.167 | 14.64 | 14,639,446 |
| Qualified XII (0.70) | 236,588.953 | 14.58 | 3,449,467 |
| Qualified XII (0.75) | 291,040.510 | 14.52 | 4,225,908 |
| Qualified XII (0.80) | 783,693.956 | 14.62 | 11,457,606 |
| Qualified XII (0.85) | 868,036.781 | 14.59 | 12,664,657 |
| Qualified XII (0.90) | 76,195.767 | 14.53 | 1,107,124 |
| Qualified XII (0.95) | 812,339.546 | 14.50 | 11,778,923 |
| Qualified XII (1.00) | 2,220,215.059 | 14.46 | 32,104,310 |
| Qualified XII (1.05) | 122,605.644 | 14.41 | 1,766,747 |
| Qualified XII (1.10) | 244,090.290 | 14.37 | 3,507,577 |
| Qualified XII (1.15) | 153,316.724 | 14.31 | 2,193,962 |
| Qualified XII (1.20) | 52,364.290 | 14.25 | 746,191 |
| Qualified XII (1.25) | 130,541.918 | 14.22 | 1,856,306 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.30) | 13,518.209 | $ 14.18 | $ 191,688 |
| Qualified XII (1.35) | 4,518.749 | 13.71 | 61,952 |
| Qualified XII (1.40) | 47,147.126 | 14.42 | 679,862 |
| Qualified XII (1.45) | 3,409.940 | 13.63 | 46,477 |
| Qualified XII (1.50) | 9,031.854 | 13.59 | 122,743 |
| Qualified XIII | 7.508 | 14.04 | 105 |
| Qualified XV | 86,675.766 | 14.04 | 1,216,928 |
| Qualified XVI | 177,865.350 | 13.59 | 2,417,190 |
| Qualified XVII | 13,096.391 | 13.79 | 180,599 |
| Qualified XVIII | 25,571.093 | 13.79 | 352,625 |
| Qualified XXII | 95.203 | 14.46 | 1,377 |
| Qualified XXVI | 50,046.366 | 14.08 | 704,653 |
| Qualified XXVII | 4,377,592.036 | 14.09 | 61,680,272 |
| Qualified XXVIII | 781,537.113 | 14.11 | 11,027,489 |
| Qualified XXXII | 13,349.460 | 13.79 | 184,089 |
| Qualified XXXIV | 53,234.515 | 10.25 | 545,654 |
| Qualified XXXVI | 64,966.875 | 14.37 | 933,574 |
| Qualified XXXVIII | 164,713.896 | 10.44 | 1,719,613 |
| Qualified XLIII | 20,111.537 | 10.26 | 206,344 |
| Qualified LIV | 71,330.479 | 14.96 | 1,067,104 |
| Qualified LVI | 456,631.805 | 15.30 | 6,986,467 |
| | 24,412,032.240 | | $ 345,306,638 |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 4,320.182 | $ 14.80 | $ 63,939 |
| ING MAP PLUS NP8 | 1,351.499 | 14.44 | 19,516 |
| ING MAP PLUS NP11 | 12,640.640 | 14.29 | 180,635 |
| ING MAP PLUS NP12 | 10,457.572 | 14.24 | 148,916 |
| ING MAP PLUS NP15 | 114.045 | 14.10 | 1,608 |
| ING MAP PLUS NP26 | 37.965 | 13.57 | 515 |
| Qualified VI | 3.233 | 10.15 | 33 |
| Qualified XII (1.00) | 14,174.106 | 10.38 | 147,127 |
| | 43,099.242 | | $ 562,289 |
| **ING T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 100,979.770 | $ 11.83 | $ 1,194,591 |
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 87,272.015 | $9.59 to $16.13 | $ 1,263,435 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,313.632 | 13.22 | 43,806 |
| ING Custom Choice 65 | 8,507.532 | 13.47 | 114,596 |
| Qualified V | 1,773.372 | 24.09 | 42,721 |
| Qualified VI | 2,496,048.240 | 24.18 | 60,354,446 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)** | | | |
| Qualified VIII | 1,573.984 | $ 24.66 | $ 38,814 |
| Qualified X (1.15) | 152,579.641 | 27.51 | 4,197,466 |
| Qualified X (1.25) | 164,373.266 | 27.09 | 4,452,872 |
| Qualified XII (0.00) | 2,369.524 | 17.17 | 40,685 |
| Qualified XII (0.05) | 24,223.115 | 27.24 | 659,838 |
| Qualified XII (0.10) | 165.407 | 16.95 | 2,804 |
| Qualified XII (0.20) | 84,377.593 | 16.74 | 1,412,481 |
| Qualified XII (0.25) | 203,596.744 | 16.63 | 3,385,814 |
| Qualified XII (0.30) | 97,602.567 | 16.53 | 1,613,370 |
| Qualified XII (0.35) | 7,023.547 | 16.43 | 115,397 |
| Qualified XII (0.40) | 95,419.654 | 24.89 | 2,374,995 |
| Qualified XII (0.45) | 319.154 | 16.22 | 5,177 |
| Qualified XII (0.50) | 535,380.665 | 16.84 | 9,015,810 |
| Qualified XII (0.55) | 107,872.483 | 16.02 | 1,728,117 |
| Qualified XII (0.60) | 724,950.482 | 15.92 | 11,541,212 |
| Qualified XII (0.65) | 393,800.160 | 15.81 | 6,225,981 |
| Qualified XII (0.70) | 155,494.315 | 15.72 | 2,444,371 |
| Qualified XII (0.75) | 174,503.283 | 15.62 | 2,725,741 |
| Qualified XII (0.80) | 290,429.790 | 17.09 | 4,963,445 |
| Qualified XII (0.85) | 469,522.326 | 23.62 | 11,090,117 |
| Qualified XII (0.90) | 19,135.530 | 16.39 | 313,631 |
| Qualified XII (0.95) | 386,349.125 | 23.28 | 8,994,208 |
| Qualified XII (1.00) | 750,958.393 | 23.11 | 17,354,648 |
| Qualified XII (1.05) | 42,294.698 | 22.94 | 970,240 |
| Qualified XII (1.10) | 86,344.366 | 22.77 | 1,966,061 |
| Qualified XII (1.15) | 65,974.630 | 22.61 | 1,491,686 |
| Qualified XII (1.20) | 11,722.669 | 22.44 | 263,057 |
| Qualified XII (1.25) | 82,768.601 | 22.28 | 1,844,084 |
| Qualified XII (1.30) | 6,464.317 | 22.12 | 142,991 |
| Qualified XII (1.35) | 71.949 | 21.95 | 1,579 |
| Qualified XII (1.40) | 12,153.990 | 21.79 | 264,835 |
| Qualified XII (1.45) | 1,867.159 | 21.64 | 40,405 |
| Qualified XII (1.50) | 1,124.743 | 21.48 | 24,159 |
| Qualified XIII | 205.126 | 25.27 | 5,184 |
| Qualified XV | 5,064.710 | 25.22 | 127,732 |
| Qualified XVI | 81,313.359 | 23.37 | 1,900,293 |
| Qualified XVII | 3,231.146 | 24.18 | 78,129 |
| Qualified XVIII | 6,963.517 | 27.09 | 188,642 |
| Qualified XXI | 38,544.164 | 25.67 | 989,429 |
| Qualified XXII | 51.382 | 26.46 | 1,360 |
| Qualified XXVI | 10,009.073 | 25.06 | 250,827 |
| Qualified XXVII | 1,144,277.932 | 28.62 | 32,749,234 |
| Qualified XXVIII | 691,823.710 | 28.56 | 19,758,485 |
| Qualified XXXII | 6,388.500 | 13.35 | 85,286 |
| Qualified XXXIII (0.65) | 15,652.645 | 13.89 | 217,415 |
| Qualified XXXIV | 30,394.291 | 9.27 | 281,755 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)** | | | |
| Qualified XXXVI | 13,480.876 | $ 14.02 | $ 189,002 |
| Qualified XXXVIII | 76,053.507 | 9.44 | 717,945 |
| Qualified XLIII | 5,206.343 | 9.27 | 48,263 |
| Qualified LIV | 54,179.175 | 13.27 | 718,958 |
| Qualified LVI | 117,656.460 | 13.56 | 1,595,422 |
| | 10,050,218.577 | | $ 223,428,456 |
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 11,335.798 | $ 13.55 | $ 153,600 |
| ING MAP PLUS NP4 | 3,613.638 | 13.41 | 48,459 |
| ING MAP PLUS NP9 | 2,788.590 | 13.18 | 36,754 |
| ING MAP PLUS NP10 | 15,537.386 | 13.13 | 204,006 |
| ING MAP PLUS NP11 | 50,502.520 | 13.09 | 661,078 |
| ING MAP PLUS NP13 | 405.021 | 13.00 | 5,265 |
| ING MAP PLUS NP14 | 8,719.293 | 12.95 | 112,915 |
| ING MAP PLUS NP15 | 2,195.813 | 12.91 | 28,348 |
| ING MAP PLUS NP16 | 190.656 | 12.86 | 2,452 |
| ING MAP PLUS NP17 | 6,876.675 | 12.82 | 88,159 |
| ING MAP PLUS NP18 | 1,874.664 | 12.77 | 23,939 |
| ING MAP PLUS NP19 | 2,055.994 | 12.73 | 26,173 |
| ING MAP PLUS NP22 | 786.754 | 12.60 | 9,913 |
| ING MAP PLUS NP23 | 1,582.747 | 12.56 | 19,879 |
| ING MAP PLUS NP25 | 4,094.545 | 12.47 | 51,059 |
| ING MAP PLUS NP26 | 5,918.337 | 12.43 | 73,565 |
| ING MAP PLUS NP27 | 2,179.150 | 12.38 | 26,978 |
| ING MAP PLUS NP28 | 71.178 | 12.34 | 878 |
| ING MAP PLUS NP32 | 91.645 | 12.17 | 1,115 |
| Qualified XII (1.00) | 31,082.756 | 14.40 | 447,592 |
| | 151,903.160 | | $ 2,022,127 |
| **ING Templeton Foreign Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 36,409.715 | $ 8.91 | $ 324,411 |
| **ING Templeton Foreign Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 302,888.691 | $8.7 to $8.83 | $ 2,672,540 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,695.101 | 8.82 | 14,951 |
| ING Custom Choice 65 | 13,064.301 | 9.03 | 117,971 |
| Qualified V | 1,854.227 | 8.78 | 16,280 |
| Qualified VI | 2,509,168.721 | 8.82 | 22,130,868 |
| Qualified VIII | 25,221.916 | 8.82 | 222,457 |
| Qualified X (1.15) | 295,861.186 | 8.84 | 2,615,413 |
| Qualified X (1.25) | 178,999.795 | 8.82 | 1,578,778 |
| Qualified XII (0.00) | 2,865.440 | 9.13 | 26,161 |
| Qualified XII (0.05) | 41,508.769 | 9.13 | 378,975 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Initial** | | | |
| **Class (continued)** | | | |
| Qualified XII (0.10) | 258.589 | $ 9.10 | $ 2,353 |
| Qualified XII (0.20) | 47,028.807 | 9.08 | 427,022 |
| Qualified XII (0.25) | 12,754.320 | 9.06 | 115,554 |
| Qualified XII (0.30) | 59,000.239 | 9.05 | 533,952 |
| Qualified XII (0.35) | 4,687.324 | 9.04 | 42,373 |
| Qualified XII (0.40) | 29,021.392 | 9.03 | 262,063 |
| Qualified XII (0.45) | 67.967 | 9.01 | 612 |
| Qualified XII (0.50) | 229,589.547 | 9.00 | 2,066,306 |
| Qualified XII (0.55) | 74,126.403 | 8.99 | 666,396 |
| Qualified XII (0.60) | 27,588.667 | 8.98 | 247,746 |
| Qualified XII (0.65) | 754,143.145 | 8.96 | 6,757,123 |
| Qualified XII (0.70) | 199,699.108 | 8.95 | 1,787,307 |
| Qualified XII (0.75) | 122,762.568 | 8.94 | 1,097,497 |
| Qualified XII (0.80) | 315,546.760 | 8.93 | 2,817,833 |
| Qualified XII (0.85) | 521,249.136 | 8.92 | 4,649,542 |
| Qualified XII (0.90) | 33,476.082 | 8.90 | 297,937 |
| Qualified XII (0.95) | 295,684.084 | 8.89 | 2,628,632 |
| Qualified XII (1.00) | 1,081,565.828 | 8.88 | 9,604,305 |
| Qualified XII (1.05) | 35,558.200 | 8.87 | 315,401 |
| Qualified XII (1.10) | 62,075.809 | 8.85 | 549,371 |
| Qualified XII (1.15) | 46,788.204 | 8.84 | 413,608 |
| Qualified XII (1.20) | 4,985.140 | 8.83 | 44,019 |
| Qualified XII (1.25) | 50,770.658 | 8.82 | 447,797 |
| Qualified XII (1.30) | 1,767.066 | 8.81 | 15,568 |
| Qualified XII (1.40) | 14,247.792 | 8.78 | 125,096 |
| Qualified XII (1.45) | 2,433.316 | 8.77 | 21,340 |
| Qualified XII (1.50) | 2,131.200 | 8.76 | 18,669 |
| Qualified XV | 33,040.278 | 8.89 | 293,728 |
| Qualified XVI | 65,085.890 | 8.76 | 570,152 |
| Qualified XVII | 228.664 | 8.82 | 2,017 |
| Qualified XVIII | 11,137.253 | 8.82 | 98,231 |
| Qualified XXVI | 915.445 | 8.90 | 8,147 |
| Qualified XXVII | 2,639,053.209 | 8.81 | 23,250,059 |
| Qualified XXVIII | 537,020.273 | 8.82 | 4,736,519 |
| Qualified XXXII | 44,095.661 | 8.82 | 388,924 |
| Qualified XXXIII (0.65) | 285.887 | 8.96 | 2,562 |
| Qualified XXXIV | 747.834 | 8.96 | 6,701 |
| Qualified XXXVI | 21,656.565 | 8.99 | 194,693 |
| Qualified XXXVIII | 67,136.562 | 9.13 | 612,957 |
| Qualified LIV | 17,514.160 | 8.93 | 156,401 |
| Qualified LVI | 36,538.556 | 9.06 | 331,039 |
| | 10,876,591.735 | | $ 96,381,946 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 3,435.645 | $ 11.04 | $ 37,930 |
| ING MAP PLUS NP12 | 406.100 | 10.76 | 4,370 |
| ING MAP PLUS NP23 | 880.169 | 10.49 | 9,233 |
| ING MAP PLUS NP25 | 2,480.044 | 10.44 | 25,892 |
| ING MAP PLUS NP26 | 21.193 | 10.41 | 221 |
| ING MAP PLUS NP29 | 883.808 | 10.34 | 9,139 |
| ING MAP PLUS NP30 | 73.870 | 10.32 | 762 |
| Qualified XII (0.95) | 2.121 | 10.56 | 22 |
| | 8,182.950 | | $ 87,569 |
| | | | |
| **ING Thornburg Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 32,091.285 | $ 11.94 | $ 383,170 |
| | | | |
| **ING Thornburg Value Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 62,541.018 | $7.02 to $27.38 | $ 936,252 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,272.798 | 13.14 | 16,725 |
| ING Custom Choice 65 | 5,841.196 | 12.90 | 75,351 |
| Qualified V | 1,329.554 | 26.75 | 35,566 |
| Qualified VI | 748,041.421 | 27.38 | 20,481,374 |
| Qualified VIII | 2,403.447 | 23.51 | 56,505 |
| Qualified X (1.15) | 48,025.655 | 12.05 | 578,709 |
| Qualified X (1.25) | 94,957.119 | 11.90 | 1,129,990 |
| Qualified XII (0.00) | 22.852 | 14.10 | 322 |
| Qualified XII (0.05) | 10,093.741 | 30.84 | 311,291 |
| Qualified XII (0.10) | 1.828 | 13.92 | 25 |
| Qualified XII (0.20) | 37,653.510 | 13.75 | 517,736 |
| Qualified XII (0.25) | 21,584.373 | 13.66 | 294,843 |
| Qualified XII (0.30) | 37,049.727 | 13.57 | 502,765 |
| Qualified XII (0.35) | 2,313.036 | 13.49 | 31,203 |
| Qualified XII (0.40) | 12,525.882 | 19.68 | 246,509 |
| Qualified XII (0.45) | 3.911 | 13.32 | 52 |
| Qualified XII (0.50) | 62,046.041 | 14.04 | 871,126 |
| Qualified XII (0.55) | 60,232.262 | 13.15 | 792,054 |
| Qualified XII (0.60) | 14,718.551 | 13.07 | 192,371 |
| Qualified XII (0.65) | 187,326.502 | 12.99 | 2,433,371 |
| Qualified XII (0.70) | 48,363.668 | 12.91 | 624,375 |
| Qualified XII (0.75) | 111,729.695 | 12.83 | 1,433,492 |
| Qualified XII (0.80) | 115,287.098 | 14.43 | 1,663,593 |
| Qualified XII (0.85) | 231,815.405 | 18.68 | 4,330,312 |
| Qualified XII (0.90) | 12,183.338 | 13.78 | 167,886 |
| Qualified XII (0.95) | 119,985.602 | 18.41 | 2,208,935 |
| Qualified XII (1.00) | 612,101.769 | 18.28 | 11,189,220 |
| Qualified XII (1.05) | 27,364.518 | 18.14 | 496,392 |
| Qualified XII (1.10) | 35,372.830 | 18.01 | 637,065 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Thornburg Value Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.15) | 16,641.390 | $ 17.88 | $ 297,548 |
| Qualified XII (1.20) | 8,854.779 | 17.75 | 157,172 |
| Qualified XII (1.25) | 27,179.217 | 17.62 | 478,898 |
| Qualified XII (1.30) | 1,117.431 | 17.49 | 19,544 |
| Qualified XII (1.40) | 8,700.626 | 17.24 | 149,999 |
| Qualified XII (1.45) | 580.705 | 17.11 | 9,936 |
| Qualified XII (1.50) | 478.750 | 16.99 | 8,134 |
| Qualified XV | 13,316.297 | 28.55 | 380,180 |
| Qualified XVI | 19,312.885 | 26.45 | 510,826 |
| Qualified XVIII | 3,956.175 | 11.90 | 47,078 |
| Qualified XXVI | 1,863.381 | 28.37 | 52,864 |
| Qualified XXVII | 848,241.376 | 34.13 | 28,950,478 |
| Qualified XXVIII | 258,894.512 | 34.07 | 8,820,536 |
| Qualified XXXII | 2,174.370 | 13.23 | 28,767 |
| Qualified XXXIV | 29,576.854 | 9.09 | 268,854 |
| Qualified XXXVI | 5,868.857 | 11.72 | 68,783 |
| Qualified XXXVIII | 34,690.442 | 9.25 | 320,887 |
| Qualified XLIII | 386.977 | 9.09 | 3,518 |
| Qualified LIV | 20,641.160 | 12.71 | 262,349 |
| Qualified LVI | 25,041.229 | 13.00 | 325,536 |
| | 4,051,705.760 | | $ 93,417,297 |
| **ING UBS U.S. Large Cap Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 7,595.050 | $ 9.91 | $ 75,267 |
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 42,939.902 | $11.44 to $12.73 | $ 534,977 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 802.750 | 12.12 | 9,729 |
| ING Custom Choice 65 | 7,531.200 | 11.57 | 87,136 |
| Qualified V | 1,613.539 | 16.14 | 26,043 |
| Qualified VI | 1,876,826.014 | 16.61 | 31,174,080 |
| Qualified VII | 25,397.674 | 14.11 | 358,361 |
| Qualified VIII | 5,880.687 | 14.00 | 82,330 |
| Qualified IX | 2,537.923 | 14.23 | 36,115 |
| Qualified X (1.15) | 66,096.646 | 16.90 | 1,117,033 |
| Qualified X (1.25) | 150,185.856 | 16.61 | 2,494,587 |
| Qualified XII (0.00) | 96.116 | 12.22 | 1,175 |
| Qualified XII (0.05) | 15,051.029 | 18.72 | 281,755 |
| Qualified XII (0.10) | 106.152 | 12.07 | 1,281 |
| Qualified XII (0.20) | 37,523.929 | 11.91 | 446,910 |
| Qualified XII (0.25) | 26,291.722 | 11.84 | 311,294 |
| Qualified XII (0.30) | 45,093.215 | 11.76 | 530,296 |
| Qualified XII (0.35) | 6,249.130 | 11.69 | 73,052 |
| Qualified XII (0.40) | 5,836.059 | 11.68 | 68,165 |
| Qualified XII (0.45) | 676.721 | 11.54 | 7,809 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.50) | 110,905.418 | $ 12.07 | $ 1,338,628 |
| Qualified XII (0.55) | 54,941.545 | 11.40 | 626,334 |
| Qualified XII (0.60) | 31,266.682 | 11.33 | 354,252 |
| Qualified XII (0.65) | 154,072.306 | 11.26 | 1,734,854 |
| Qualified XII (0.70) | 69,470.428 | 11.19 | 777,374 |
| Qualified XII (0.75) | 106,652.846 | 11.12 | 1,185,980 |
| Qualified XII (0.80) | 193,916.118 | 12.23 | 2,371,594 |
| Qualified XII (0.85) | 378,086.710 | 11.09 | 4,192,982 |
| Qualified XII (0.90) | 11,193.406 | 11.76 | 131,634 |
| Qualified XII (0.95) | 267,839.124 | 10.93 | 2,927,482 |
| Qualified XII (1.00) | 367,436.493 | 10.85 | 3,986,686 |
| Qualified XII (1.05) | 17,404.104 | 10.77 | 187,442 |
| Qualified XII (1.10) | 27,771.681 | 10.69 | 296,879 |
| Qualified XII (1.15) | 50,722.435 | 10.61 | 538,165 |
| Qualified XII (1.20) | 3,803.937 | 10.54 | 40,094 |
| Qualified XII (1.25) | 29,650.893 | 10.46 | 310,148 |
| Qualified XII (1.35) | 43.729 | 10.31 | 451 |
| Qualified XII (1.40) | 16,520.562 | 10.23 | 169,005 |
| Qualified XII (1.45) | 1,518.740 | 10.16 | 15,430 |
| Qualified XII (1.50) | 198.158 | 10.08 | 1,997 |
| Qualified XIII | 446.012 | 17.36 | 7,743 |
| Qualified XV | 14,810.755 | 17.33 | 256,670 |
| Qualified XVI | 53,063.509 | 16.05 | 851,669 |
| Qualified XVII | 23,020.447 | 16.61 | 382,370 |
| Qualified XVIII | 8,848.241 | 16.61 | 146,969 |
| Qualified XIX | 10,063.076 | 10.97 | 110,392 |
| Qualified XX | 1,220.947 | 14.40 | 17,582 |
| Qualified XXVI | 2,935.347 | 17.22 | 50,547 |
| Qualified XXVII | 619,704.932 | 16.16 | 10,014,432 |
| Qualified XXVIII | 237,854.061 | 16.14 | 3,838,965 |
| Qualified XXX | 28,575.320 | 14.05 | 401,483 |
| Qualified XXXII | 46,811.780 | 12.40 | 580,466 |
| Qualified XXXIV | 16,398.479 | 8.44 | 138,403 |
| Qualified XXXVI | 26,477.909 | 11.66 | 308,732 |
| Qualified XXXVIII | 54,881.094 | 8.60 | 471,977 |
| Qualified XLIII | 259.999 | 8.45 | 2,197 |
| Qualified LIV | 28,157.109 | 11.40 | 320,991 |
| Qualified LVI | 113,558.784 | 11.66 | 1,324,095 |
| | 5,497,239.380 | | $ 78,055,222 |
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 1,688.920 | $ 9.55 | $ 16,129 |
| **ING Van Kampen Comstock Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 28,540.474 | $ 10.74 | $ 306,525 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 107,024.888 | $11.23 to $12.73 | $ 1,360,369 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,358.202 | 11.85 | 63,495 |
| ING Custom Choice 65 | 4,346.760 | 11.19 | 48,640 |
| ING MAP PLUS NP4 | 13,818.824 | 12.36 | 170,801 |
| ING MAP PLUS NP9 | 33,910.633 | 12.15 | 412,014 |
| ING MAP PLUS NP10 | 6,152.736 | 12.11 | 74,510 |
| ING MAP PLUS NP11 | 25,942.840 | 12.07 | 313,130 |
| ING MAP PLUS NP13 | 1,506.522 | 11.98 | 18,048 |
| ING MAP PLUS NP14 | 48.963 | 11.94 | 585 |
| ING MAP PLUS NP15 | 10,209.012 | 11.90 | 121,487 |
| ING MAP PLUS NP17 | 13,633.398 | 11.82 | 161,147 |
| ING MAP PLUS NP18 | 6.757 | 11.78 | 80 |
| ING MAP PLUS NP19 | 7,542.731 | 11.74 | 88,552 |
| ING MAP PLUS NP20 | 209.097 | 11.70 | 2,446 |
| ING MAP PLUS NP21 | 12,322.866 | 11.66 | 143,685 |
| ING MAP PLUS NP24 | 439.581 | 11.54 | 5,073 |
| ING MAP PLUS NP25 | 7.273 | 11.50 | 84 |
| ING MAP PLUS NP26 | 675.147 | 11.46 | 7,737 |
| ING MAP PLUS NP27 | 746.100 | 11.42 | 8,520 |
| ING MAP PLUS NP28 | 77.736 | 11.38 | 885 |
| ING MAP PLUS NP29 | 818.050 | 11.34 | 9,277 |
| Qualified V | 232.731 | 12.36 | 2,877 |
| Qualified VI | 964,021.144 | 12.53 | 12,079,185 |
| Qualified X (1.15) | 36,606.896 | 12.64 | 462,711 |
| Qualified X (1.25) | 162,806.755 | 12.53 | 2,039,969 |
| Qualified XII (0.00) | 243.790 | 13.97 | 3,406 |
| Qualified XII (0.10) | 132.388 | 13.85 | 1,834 |
| Qualified XII (0.25) | 5,181.911 | 13.67 | 70,837 |
| Qualified XII (0.30) | 17,067.088 | 13.61 | 232,283 |
| Qualified XII (0.35) | 475.710 | 13.55 | 6,446 |
| Qualified XII (0.40) | 12,904.612 | 13.49 | 174,083 |
| Qualified XII (0.50) | 128,059.537 | 13.37 | 1,712,156 |
| Qualified XII (0.55) | 32,140.902 | 13.31 | 427,795 |
| Qualified XII (0.60) | 13,652.460 | 13.26 | 181,032 |
| Qualified XII (0.65) | 208,756.890 | 13.20 | 2,755,591 |
| Qualified XII (0.70) | 21,504.615 | 13.14 | 282,571 |
| Qualified XII (0.75) | 197,946.688 | 13.09 | 2,591,122 |
| Qualified XII (0.80) | 73,376.271 | 13.03 | 956,093 |
| Qualified XII (0.85) | 174,898.348 | 12.97 | 2,268,432 |
| Qualified XII (0.90) | 51,408.660 | 12.92 | 664,200 |
| Qualified XII (0.95) | 129,080.923 | 12.86 | 1,659,981 |
| Qualified XII (1.00) | 502,699.202 | 12.80 | 6,434,550 |
| Qualified XII (1.05) | 15,854.147 | 12.75 | 202,140 |
| Qualified XII (1.10) | 35,135.562 | 12.69 | 445,870 |
| Qualified XII (1.15) | 19,493.948 | 12.64 | 246,404 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.20) | 5,892.365 | $ 12.58 | $ 74,126 |
| Qualified XII (1.25) | 60,864.496 | 12.53 | 762,632 |
| Qualified XII (1.30) | 165.929 | 12.47 | 2,069 |
| Qualified XII (1.35) | 484.022 | 12.42 | 6,012 |
| Qualified XII (1.40) | 3,607.906 | 12.37 | 44,630 |
| Qualified XII (1.45) | 2,849.647 | 12.31 | 35,079 |
| Qualified XV | 1,502.460 | 12.86 | 19,322 |
| Qualified XVI | 28,294.516 | 12.26 | 346,891 |
| Qualified XVII | 1,227.690 | 12.53 | 15,383 |
| Qualified XVIII | 2,318.021 | 12.80 | 29,671 |
| Qualified XXVI | 1,319.218 | 12.92 | 17,044 |
| Qualified XXVII | 728,859.769 | 14.95 | 10,896,454 |
| Qualified XXXII | 3,894.738 | 12.32 | 47,983 |
| Qualified XXXIII (0.65) | 18,998.720 | 13.41 | 254,773 |
| Qualified XXXIV | 962.752 | 8.79 | 8,463 |
| Qualified XXXVIII | 45,383.374 | 8.96 | 406,635 |
| Qualified XLIII | 2,210.525 | 8.80 | 19,453 |
| Qualified LIV | 44,283.613 | 11.02 | 488,005 |
| Qualified LVI | 14,356.918 | 11.27 | 161,802 |
| | 4,015,955.973 | | $ 52,548,560 |
| **ING Van Kampen Equity and Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 43,474.820 | $ 12.03 | $ 523,002 |
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 320,953.611 | $11.9 to $12.61 | $ 4,040,657 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 12,350.584 | 13.23 | 163,398 |
| Qualified V | 3,134.548 | 12.25 | 38,398 |
| Qualified VI | 6,290,892.816 | 12.37 | 77,818,344 |
| Qualified VIII | 8,583.104 | 12.36 | 106,087 |
| Qualified X (1.15) | 463,140.112 | 12.44 | 5,761,463 |
| Qualified X (1.25) | 529,145.209 | 12.37 | 6,545,526 |
| Qualified XII (0.00) | 79,129.452 | 13.31 | 1,053,213 |
| Qualified XII (0.05) | 105,836.549 | 13.81 | 1,461,603 |
| Qualified XII (0.10) | 607.389 | 13.23 | 8,036 |
| Qualified XII (0.20) | 229,146.197 | 13.58 | 3,111,805 |
| Qualified XII (0.25) | 159,124.068 | 13.55 | 2,156,131 |
| Qualified XII (0.30) | 842,148.255 | 13.08 | 11,015,299 |
| Qualified XII (0.35) | 12,300.212 | 13.47 | 165,684 |
| Qualified XII (0.40) | 64,320.547 | 13.41 | 862,539 |
| Qualified XII (0.45) | 131.370 | 12.96 | 1,703 |
| Qualified XII (0.50) | 610,510.796 | 13.40 | 8,180,845 |
| Qualified XII (0.55) | 170,068.107 | 13.27 | 2,256,804 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.60) | 119,183.133 | $ 13.23 | $ 1,576,793 |
| Qualified XII (0.65) | 1,122,958.765 | 13.18 | 14,800,597 |
| Qualified XII (0.70) | 233,613.243 | 13.12 | 3,065,006 |
| Qualified XII (0.75) | 467,086.445 | 13.07 | 6,104,820 |
| Qualified XII (0.80) | 684,091.214 | 13.16 | 9,002,640 |
| Qualified XII (0.85) | 709,621.625 | 13.13 | 9,317,332 |
| Qualified XII (0.90) | 55,501.489 | 13.08 | 725,959 |
| Qualified XII (0.95) | 891,748.022 | 13.05 | 11,637,312 |
| Qualified XII (1.00) | 2,253,032.709 | 13.01 | 29,311,956 |
| Qualified XII (1.05) | 232,318.557 | 12.97 | 3,013,172 |
| Qualified XII (1.10) | 268,368.298 | 12.93 | 3,470,002 |
| Qualified XII (1.15) | 121,148.029 | 12.88 | 1,560,387 |
| Qualified XII (1.20) | 72,942.602 | 12.82 | 935,124 |
| Qualified XII (1.25) | 277,623.325 | 12.80 | 3,553,579 |
| Qualified XII (1.30) | 16,294.480 | 12.76 | 207,918 |
| Qualified XII (1.35) | 2,066.115 | 12.30 | 25,413 |
| Qualified XII (1.40) | 31,084.182 | 12.98 | 403,473 |
| Qualified XII (1.45) | 9,819.914 | 12.22 | 119,999 |
| Qualified XII (1.50) | 4,626.094 | 12.19 | 56,392 |
| Qualified XV | 17,902.546 | 12.59 | 225,393 |
| Qualified XVI | 153,796.247 | 12.19 | 1,874,776 |
| Qualified XVIII | 19,805.606 | 12.37 | 244,995 |
| Qualified XXI | 198,460.345 | 12.70 | 2,520,446 |
| Qualified XXVI | 12,141.139 | 12.63 | 153,343 |
| Qualified XXVII | 1,236,752.048 | 12.57 | 15,545,973 |
| Qualified XXXII | 13,886.542 | 12.37 | 171,777 |
| Qualified XXXIII (0.65) | 35,178.613 | 12.81 | 450,638 |
| Qualified XXXIV | 65,558.775 | 10.15 | 665,422 |
| Qualified XXXVI | 30,282.624 | 12.89 | 390,343 |
| Qualified XXXVIII | 90,749.519 | 10.34 | 938,350 |
| Qualified XLIII | 6,363.110 | 10.16 | 64,649 |
| Qualified LIV | 68,422.178 | 13.03 | 891,541 |
| Qualified LVI | 147,710.233 | 13.32 | 1,967,500 |
| | 19,571,660.692 | | $ 249,740,555 |
| **ING Van Kampen Equity and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 0.038 | $ 39.32 | $ 2 |
| Qualified XII (1.00) | 5,324.990 | 40.23 | 214,224 |
| | 5,325.028 | | $ 214,226 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Core Equity Research Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 6,175.359 | $ 15.29 | $ 94,421 |
| ING MAP PLUS NP11 | 17.101 | 15.26 | 261 |
| ING MAP PLUS NP17 | 732.388 | 15.17 | 11,110 |
| ING MAP PLUS NP18 | 489.956 | 15.16 | 7,428 |
| ING MAP PLUS NP19 | 107.804 | 15.14 | 1,632 |
| ING MAP PLUS NP21 | 860.139 | 15.11 | 12,997 |
| ING MAP PLUS NP23 | 168.222 | 15.08 | 2,537 |
| ING MAP PLUS NP25 | 1,782.519 | 15.05 | 26,827 |
| ING MAP PLUS NP26 | 1,152.464 | 15.04 | 17,333 |
| ING MAP PLUS NP28 | 993.073 | 15.01 | 14,906 |
| ING MAP PLUS NP29 | 693.205 | 14.99 | 10,391 |
| | 13,172.230 | | $ 199,843 |
| **ING Strategic Allocation Conservative Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 88,411.708 | $11.64 to $18.79 | $ 1,106,931 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,102.996 | 12.01 | 25,257 |
| ING Custom Choice 65 | 326.013 | 11.89 | 3,876 |
| ING MAP PLUS NP1 | 11,970.010 | 12.53 | 149,984 |
| ING MAP PLUS NP4 | 2,855.427 | 12.40 | 35,407 |
| ING MAP PLUS NP6 | 12,849.534 | 12.31 | 158,178 |
| ING MAP PLUS NP9 | 6,201.396 | 12.19 | 75,595 |
| ING MAP PLUS NP10 | 2,870.428 | 12.14 | 34,847 |
| ING MAP PLUS NP11 | 30,227.712 | 12.10 | 365,755 |
| ING MAP PLUS NP12 | 15,673.784 | 12.06 | 189,026 |
| ING MAP PLUS NP13 | 2,679.116 | 12.02 | 32,203 |
| ING MAP PLUS NP14 | 754.857 | 11.98 | 9,043 |
| ING MAP PLUS NP15 | 38,428.888 | 11.94 | 458,841 |
| ING MAP PLUS NP16 | 4,824.519 | 11.90 | 57,412 |
| ING MAP PLUS NP17 | 7,874.405 | 11.85 | 93,312 |
| ING MAP PLUS NP18 | 9.469 | 11.81 | 112 |
| ING MAP PLUS NP19 | 10,495.413 | 11.77 | 123,531 |
| ING MAP PLUS NP20 | 1,284.241 | 11.73 | 15,064 |
| ING MAP PLUS NP21 | 17,735.224 | 11.69 | 207,325 |
| ING MAP PLUS NP22 | 6,431.402 | 11.65 | 74,926 |
| ING MAP PLUS NP23 | 4,114.320 | 11.61 | 47,767 |
| ING MAP PLUS NP25 | 30,261.985 | 11.53 | 348,921 |
| ING MAP PLUS NP26 | 4,565.939 | 11.49 | 52,463 |
| ING MAP PLUS NP30 | 2,043.375 | 11.33 | 23,151 |
| Qualified V | 269.883 | 18.34 | 4,950 |
| Qualified VI | 355,571.712 | 18.79 | 6,681,192 |
| Qualified X (1.15) | 42,456.689 | 19.17 | 813,895 |
| Qualified X (1.25) | 36,538.033 | 18.87 | 689,473 |
| Qualified XII (0.00) | 795.816 | 15.48 | 12,319 |
| Qualified XII (0.05) | 7,881.139 | 21.17 | 166,844 |
| Qualified XII (0.10) | 8.966 | 15.28 | 137 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Strategic Allocation Conservative Portfolio - Class I (continued)** | | | |
| Qualified XII (0.25) | 2,171.105 | $ 15.00 | $ 32,567 |
| Qualified XII (0.30) | 32,301.080 | 14.90 | 481,286 |
| Qualified XII (0.35) | 220.457 | 14.81 | 3,265 |
| Qualified XII (0.40) | 26,832.895 | 19.15 | 513,850 |
| Qualified XII (0.45) | 20.574 | 14.62 | 301 |
| Qualified XII (0.50) | 142,906.782 | 14.85 | 2,122,166 |
| Qualified XII (0.55) | 10,139.233 | 14.44 | 146,411 |
| Qualified XII (0.60) | 9,720.185 | 14.35 | 139,485 |
| Qualified XII (0.65) | 13,344.196 | 14.26 | 190,288 |
| Qualified XII (0.70) | 22,439.035 | 14.17 | 317,961 |
| Qualified XII (0.75) | 88,433.790 | 14.08 | 1,245,148 |
| Qualified XII (0.80) | 43,932.329 | 14.51 | 637,458 |
| Qualified XII (0.85) | 57,598.773 | 18.18 | 1,047,146 |
| Qualified XII (0.90) | 6,872.068 | 14.24 | 97,858 |
| Qualified XII (0.95) | 75,341.627 | 17.91 | 1,349,369 |
| Qualified XII (1.00) | 213,346.804 | 17.78 | 3,793,306 |
| Qualified XII (1.05) | 17,769.852 | 17.65 | 313,638 |
| Qualified XII (1.10) | 37,455.169 | 17.52 | 656,215 |
| Qualified XII (1.15) | 22,239.687 | 17.40 | 386,971 |
| Qualified XII (1.20) | 4,774.881 | 17.27 | 82,462 |
| Qualified XII (1.25) | 36,531.103 | 17.14 | 626,143 |
| Qualified XII (1.30) | 522.447 | 17.02 | 8,892 |
| Qualified XII (1.40) | 16,092.238 | 16.77 | 269,867 |
| Qualified XII (1.45) | 1,891.968 | 16.65 | 31,501 |
| Qualified XII (1.50) | 227.984 | 16.53 | 3,769 |
| Qualified XV | 1,460.386 | 19.60 | 28,624 |
| Qualified XVI | 13,429.691 | 18.16 | 243,883 |
| Qualified XVII | 11,512.605 | 19.71 | 226,913 |
| Qualified XVIII | 26,236.901 | 19.79 | 519,228 |
| Qualified XXVI | 895.639 | 19.78 | 17,716 |
| Qualified XXVII | 77,256.297 | 19.28 | 1,489,501 |
| Qualified XXVIII | 21,017.091 | 19.25 | 404,579 |
| Qualified XXXII | 1,717.077 | 11.99 | 20,588 |
| Qualified XXXIII (0.65) | 7,205.128 | 13.16 | 94,819 |
| Qualified XXXIV | 5,922.821 | 9.82 | 58,162 |
| Qualified XXXVI | 8,801.924 | 13.29 | 116,978 |
| Qualified XXXVIII | 2,188.744 | 10.01 | 21,909 |
| Qualified LIV | 6,830.070 | 11.72 | 80,048 |
| Qualified LVI | 60,381.636 | 11.99 | 723,976 |
| | 1,876,496.671 | | $ 30,601,984 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Strategic Allocation Growth Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 53,768.449 | $9.91 to $12.94 | $ 661,816 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 5,303.918 | 11.65 | 61,791 |
| ING MAP PLUS NP1 | 18,031.179 | 12.42 | 223,947 |
| ING MAP PLUS NP4 | 66,202.582 | 12.29 | 813,630 |
| ING MAP PLUS NP6 | 14,153.193 | 12.21 | 172,810 |
| ING MAP PLUS NP9 | 12,323.565 | 12.08 | 148,869 |
| ING MAP PLUS NP10 | 2,001.453 | 12.04 | 24,097 |
| ING MAP PLUS NP11 | 35,797.424 | 12.00 | 429,569 |
| ING MAP PLUS NP12 | 27,141.641 | 11.96 | 324,614 |
| ING MAP PLUS NP13 | 269.052 | 11.92 | 3,207 |
| ING MAP PLUS NP14 | 1,751.537 | 11.88 | 20,808 |
| ING MAP PLUS NP15 | 57,450.405 | 11.83 | 679,638 |
| ING MAP PLUS NP16 | 1,057.722 | 11.79 | 12,471 |
| ING MAP PLUS NP17 | 37,225.915 | 11.75 | 437,404 |
| ING MAP PLUS NP18 | 294.328 | 11.71 | 3,447 |
| ING MAP PLUS NP19 | 9,849.153 | 11.67 | 114,940 |
| ING MAP PLUS NP20 | 11,324.420 | 11.63 | 131,703 |
| ING MAP PLUS NP21 | 34,751.790 | 11.59 | 402,773 |
| ING MAP PLUS NP22 | 1,305.326 | 11.55 | 15,077 |
| ING MAP PLUS NP23 | 747.218 | 11.51 | 8,600 |
| ING MAP PLUS NP25 | 18,569.840 | 11.43 | 212,253 |
| ING MAP PLUS NP26 | 2,235.597 | 11.39 | 25,463 |
| ING MAP PLUS NP28 | 0.777 | 11.32 | 9 |
| ING MAP PLUS NP29 | 0.551 | 11.28 | 6 |
| ING MAP PLUS NP30 | 1,709.171 | 11.24 | 19,211 |
| Qualified V | 1,361.158 | 18.41 | 25,059 |
| Qualified VI | 1,175,202.841 | 18.86 | 22,164,326 |
| Qualified VIII | 8.584 | 18.84 | 162 |
| Qualified X (1.15) | 92,843.244 | 19.70 | 1,829,012 |
| Qualified X (1.25) | 61,445.074 | 19.40 | 1,192,034 |
| Qualified XII (0.00) | 3,167.492 | 13.17 | 41,716 |
| Qualified XII (0.05) | 6,798.505 | 21.25 | 144,468 |
| Qualified XII (0.20) | 371.569 | 12.84 | 4,771 |
| Qualified XII (0.25) | 3,362.553 | 12.76 | 42,906 |
| Qualified XII (0.30) | 36,876.864 | 12.68 | 467,599 |
| Qualified XII (0.35) | 1,090.002 | 12.60 | 13,734 |
| Qualified XII (0.40) | 15,293.917 | 18.52 | 283,243 |
| Qualified XII (0.50) | 349,911.465 | 12.80 | 4,478,867 |
| Qualified XII (0.55) | 76,325.056 | 12.29 | 938,035 |
| Qualified XII (0.60) | 34,093.399 | 12.21 | 416,280 |
| Qualified XII (0.65) | 72,963.982 | 12.13 | 885,053 |
| Qualified XII (0.70) | 66,108.930 | 12.06 | 797,274 |
| Qualified XII (0.75) | 157,736.657 | 11.98 | 1,889,685 |
| Qualified XII (0.80) | 74,677.335 | 12.66 | 945,415 |
| Qualified XII (0.85) | 169,435.166 | 17.58 | 2,978,670 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Strategic Allocation Growth Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XII (0.90) | 24,486.658 | $ 12.33 | $ 301,920 |
| Qualified XII (0.95) | 149,983.997 | 17.33 | 2,599,223 |
| Qualified XII (1.00) | 364,440.027 | 17.20 | 6,268,368 |
| Qualified XII (1.05) | 61,003.345 | 17.08 | 1,041,937 |
| Qualified XII (1.10) | 65,277.414 | 16.95 | 1,106,452 |
| Qualified XII (1.15) | 53,867.074 | 16.83 | 906,583 |
| Qualified XII (1.20) | 9,427.340 | 16.70 | 157,437 |
| Qualified XII (1.25) | 53,890.826 | 16.58 | 893,510 |
| Qualified XII (1.30) | 49.987 | 16.46 | 823 |
| Qualified XII (1.40) | 19,501.136 | 16.22 | 316,308 |
| Qualified XII (1.45) | 1,167.188 | 16.10 | 18,792 |
| Qualified XII (1.50) | 1,654.880 | 15.99 | 26,462 |
| Qualified XIII | 330.775 | 19.71 | 6,520 |
| Qualified XV | 4,565.810 | 19.68 | 89,855 |
| Qualified XVI | 32,169.519 | 18.23 | 586,450 |
| Qualified XVIII | 2,490.920 | 20.34 | 50,665 |
| Qualified XXII | 1,446.319 | 20.64 | 29,852 |
| Qualified XXVI | 86.677 | 19.85 | 1,721 |
| Qualified XXVII | 162,335.561 | 19.36 | 3,142,816 |
| Qualified XXVIII | 112,219.393 | 19.32 | 2,168,079 |
| Qualified XXXII | 5,808.955 | 12.10 | 70,288 |
| Qualified XXXIII (0.65) | 5,423.931 | 12.67 | 68,721 |
| Qualified XXXIV | 26,434.969 | 8.78 | 232,099 |
| Qualified XXXVI | 9,032.855 | 12.80 | 115,621 |
| Qualified XXXVIII | 18,817.160 | 8.95 | 168,414 |
| Qualified XLIII | 112.811 | 8.79 | 992 |
| Qualified LIV | 19,979.844 | 11.48 | 229,369 |
| Qualified LVI | 38,078.561 | 11.75 | 447,423 |
| | 4,056,423.931 | | $ 65,533,162 |
| **ING Strategic Allocation Moderate Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 90,420.487 | $10.69 to $13.23 | $ 1,115,811 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 919.690 | 11.76 | 10,816 |
| ING MAP PLUS NP1 | 12,441.429 | 12.48 | 155,269 |
| ING MAP PLUS NP4 | 13,263.914 | 12.35 | 163,809 |
| ING MAP PLUS NP6 | 35,842.807 | 12.26 | 439,433 |
| ING MAP PLUS NP9 | 19,794.713 | 12.14 | 240,308 |
| ING MAP PLUS NP10 | 1,167.203 | 12.09 | 14,111 |
| ING MAP PLUS NP11 | 39,860.108 | 12.05 | 480,314 |
| ING MAP PLUS NP12 | 109,460.985 | 12.01 | 1,314,626 |
| ING MAP PLUS NP13 | 1,409.117 | 11.97 | 16,867 |
| ING MAP PLUS NP14 | 3,800.172 | 11.93 | 45,336 |
| ING MAP PLUS NP15 | 59,380.046 | 11.89 | 706,029 |
| ING MAP PLUS NP16 | 3,231.906 | 11.85 | 38,298 |
| ING MAP PLUS NP17 | 61,440.504 | 11.81 | 725,612 |
| ING MAP PLUS NP18 | 633.100 | 11.76 | 7,445 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Strategic Allocation Moderate Portfolio - Class I** | | | |
| **(continued)** | | | |
| ING MAP PLUS NP19 | 17,626.270 | $ 11.72 | $ 206,580 |
| ING MAP PLUS NP20 | 6,742.691 | 11.68 | 78,755 |
| ING MAP PLUS NP21 | 15,703.367 | 11.64 | 182,787 |
| ING MAP PLUS NP22 | 6,854.610 | 11.60 | 79,513 |
| ING MAP PLUS NP23 | 6,385.091 | 11.56 | 73,812 |
| ING MAP PLUS NP25 | 16,712.152 | 11.48 | 191,856 |
| ING MAP PLUS NP26 | 23,576.805 | 11.44 | 269,719 |
| ING MAP PLUS NP30 | 5,569.564 | 11.29 | 62,880 |
| Qualified V | 1,181.135 | 18.14 | 21,426 |
| Qualified VI | 959,015.977 | 18.59 | 17,828,107 |
| Qualified VIII | 365.458 | 18.57 | 6,787 |
| Qualified X (1.15) | 50,996.042 | 19.33 | 985,753 |
| Qualified X (1.25) | 61,830.569 | 19.03 | 1,176,636 |
| Qualified XII (0.00) | 2,177.314 | 14.04 | 30,569 |
| Qualified XII (0.05) | 3,574.737 | 20.95 | 74,891 |
| Qualified XII (0.20) | 154.586 | 13.69 | 2,116 |
| Qualified XII (0.25) | 11,931.011 | 13.60 | 162,262 |
| Qualified XII (0.30) | 31,739.379 | 13.52 | 429,116 |
| Qualified XII (0.35) | 2,398.193 | 13.43 | 32,208 |
| Qualified XII (0.40) | 49,962.862 | 18.56 | 927,311 |
| Qualified XII (0.45) | 33.529 | 13.27 | 445 |
| Qualified XII (0.50) | 344,429.366 | 13.57 | 4,673,906 |
| Qualified XII (0.55) | 275,952.548 | 13.10 | 3,614,978 |
| Qualified XII (0.60) | 21,475.144 | 13.02 | 279,606 |
| Qualified XII (0.65) | 103,271.894 | 12.93 | 1,335,306 |
| Qualified XII (0.70) | 57,252.594 | 12.85 | 735,696 |
| Qualified XII (0.75) | 200,997.158 | 12.77 | 2,566,734 |
| Qualified XII (0.80) | 85,766.803 | 13.38 | 1,147,560 |
| Qualified XII (0.85) | 91,533.883 | 17.62 | 1,612,827 |
| Qualified XII (0.90) | 15,937.772 | 13.05 | 207,988 |
| Qualified XII (0.95) | 183,253.715 | 17.36 | 3,181,284 |
| Qualified XII (1.00) | 230,541.124 | 17.23 | 3,972,224 |
| Qualified XII (1.05) | 35,683.466 | 17.11 | 610,544 |
| Qualified XII (1.10) | 83,120.143 | 16.98 | 1,411,380 |
| Qualified XII (1.15) | 59,499.899 | 16.86 | 1,003,168 |
| Qualified XII (1.20) | 14,387.633 | 16.74 | 240,849 |
| Qualified XII (1.25) | 83,733.833 | 16.61 | 1,390,819 |
| Qualified XII (1.30) | 367.690 | 16.49 | 6,063 |
| Qualified XII (1.40) | 21,537.978 | 16.25 | 349,992 |
| Qualified XII (1.45) | 790.741 | 16.13 | 12,755 |
| Qualified XII (1.50) | 1,232.127 | 16.02 | 19,739 |
| Qualified XIII | 288.668 | 19.43 | 5,609 |
| Qualified XV | 3,768.504 | 19.39 | 73,071 |
| Qualified XVI | 19,330.735 | 17.97 | 347,373 |
| Qualified XVIII | 3,238.586 | 19.96 | 64,642 |
| Qualified XXII | 509.121 | 20.34 | 10,356 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Strategic Allocation Moderate Portfolio - Class I (continued)** | | | |
| Qualified XXVII | 123,450.814 | $ 19.08 | $ 2,355,442 |
| Qualified XXVIII | 55,425.205 | 19.04 | 1,055,296 |
| Qualified XXXII | 1,783.695 | 12.05 | 21,494 |
| Qualified XXXIII (0.65) | 2,283.097 | 12.90 | 29,452 |
| Qualified XXXIV | 18,945.893 | 9.26 | 175,439 |
| Qualified XXXVI | 5,119.718 | 13.03 | 66,710 |
| Qualified XXXVIII | 13,918.985 | 9.43 | 131,256 |
| Qualified LIV | 7,994.983 | 11.60 | 92,742 |
| Qualified LVI | 33,756.508 | 11.87 | 400,690 |
| | 3,928,177.546 | | $ 61,500,603 |
| | | | |
| **ING Growth and Income Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 62,112.388 | $ 9.75 | $ 605,596 |
| | | | |
| **ING Growth and Income Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 1,186,980.284 | $11.64 to $312.14 | $ 87,704,728 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,457.709 | 12.51 | 68,276 |
| ING Custom Choice 65 | 110,055.637 | 12.47 | 1,372,394 |
| ING MAP PLUS NP28 | 64.597 | 11.13 | 719 |
| Qualified I | 24,288.504 | 301.09 | 7,313,026 |
| Qualified V | 948.712 | 22.73 | 21,564 |
| Qualified VI | 20,431,687.700 | 23.22 | 474,423,788 |
| Qualified VII | 1,771,297.718 | 22.05 | 39,057,115 |
| Qualified VIII | 13,901.975 | 21.54 | 299,449 |
| Qualified IX | 4,053.881 | 22.92 | 92,915 |
| Qualified X (1.15) | 1,031,140.301 | 23.63 | 24,365,845 |
| Qualified X (1.25) | 2,878,411.777 | 23.22 | 66,836,721 |
| Qualified XII (0.05) | 127,704.946 | 26.16 | 3,340,761 |
| Qualified XII (0.10) | 186.974 | 10.81 | 2,021 |
| Qualified XII (0.20) | 130,630.640 | 10.67 | 1,393,829 |
| Qualified XII (0.25) | 310,415.934 | 10.61 | 3,293,513 |
| Qualified XII (0.30) | 570,426.867 | 10.54 | 6,012,299 |
| Qualified XII (0.35) | 79,285.067 | 10.47 | 830,115 |
| Qualified XII (0.40) | 126,979.656 | 17.16 | 2,178,971 |
| Qualified XII (0.45) | 2,350.939 | 10.34 | 24,309 |
| Qualified XII (0.50) | 1,160,833.606 | 10.80 | 12,537,003 |
| Qualified XII (0.55) | 605,018.080 | 10.21 | 6,177,235 |
| Qualified XII (0.60) | 532,361.379 | 10.15 | 5,403,468 |
| Qualified XII (0.65) | 1,228,018.458 | 10.08 | 12,378,426 |
| Qualified XII (0.70) | 545,562.650 | 10.02 | 5,466,538 |
| Qualified XII (0.75) | 1,393,253.420 | 9.96 | 13,876,804 |
| Qualified XII (0.80) | 2,830,960.887 | 10.85 | 30,715,926 |
| Qualified XII (0.85) | 2,660,094.647 | 16.29 | 43,332,942 |
| Qualified XII (0.90) | 307,381.612 | 10.43 | 3,205,990 |
| Qualified XII (0.95) | 1,862,271.707 | 16.05 | 29,889,461 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Growth and Income Portfolio - Class I (continued)** | | | |
| Qualified XII (1.00) | 3,499,680.620 | $ 15.94 | $ 55,784,909 |
| Qualified XII (1.05) | 192,442.944 | 15.82 | 3,044,447 |
| Qualified XII (1.10) | 278,415.910 | 15.71 | 4,373,914 |
| Qualified XII (1.15) | 539,590.547 | 15.59 | 8,412,217 |
| Qualified XII (1.20) | 42,546.950 | 15.48 | 658,627 |
| Qualified XII (1.25) | 113,419.008 | 15.36 | 1,742,116 |
| Qualified XII (1.30) | 8,805.959 | 15.25 | 134,291 |
| Qualified XII (1.35) | 377.264 | 15.14 | 5,712 |
| Qualified XII (1.40) | 53,945.697 | 15.03 | 810,804 |
| Qualified XII (1.45) | 3,361.062 | 14.92 | 50,147 |
| Qualified XII (1.50) | 10,331.905 | 14.81 | 153,016 |
| Qualified XIII | 1,455.721 | 24.26 | 35,316 |
| Qualified XV | 51,247.142 | 24.22 | 1,241,206 |
| Qualified XVI | 421,800.286 | 22.44 | 9,465,198 |
| Qualified XVII | 1,036,940.024 | 24.02 | 24,907,299 |
| Qualified XVIII | 1,162,903.780 | 24.02 | 27,932,949 |
| Qualified XIX | 4,874.821 | 311.48 | 1,518,409 |
| Qualified XX | 24,681.957 | 235.28 | 5,807,171 |
| Qualified XXII | 674.588 | 25.41 | 17,141 |
| Qualified XXVI | 14,054.066 | 24.44 | 343,481 |
| Qualified XXVII | 464,419.484 | 233.35 | 108,372,287 |
| Qualified XXVIII | 21,241.254 | 232.93 | 4,947,725 |
| Qualified XXIX | 847.089 | 227.43 | 192,654 |
| Qualified XXX | 19,541.288 | 221.78 | 4,333,867 |
| Qualified XXXII | 345,828.701 | 12.77 | 4,416,233 |
| Qualified XXXIV | 144,274.097 | 8.93 | 1,288,368 |
| Qualified XXXVI | 173,497.980 | 11.61 | 2,014,312 |
| Qualified XXXVIII | 425,771.947 | 9.09 | 3,870,267 |
| Qualified XLII | 353,961.712 | 9.09 | 3,217,512 |
| Qualified XLIII | 24,624.723 | 8.93 | 219,899 |
| Qualified LIV | 215,934.277 | 12.29 | 2,653,832 |
| Qualified LVI | 1,115,684.236 | 12.58 | 14,035,308 |
| | 52,699,203.303 | | $ 1,177,616,785 |
| **ING Growth and Income Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 14,705.358 | $ 14.09 | $ 207,198 |
| ING MAP PLUS NP17 | 613.177 | 13.98 | 8,572 |
| ING MAP PLUS NP18 | 6.563 | 13.97 | 92 |
| ING MAP PLUS NP21 | 2,258.541 | 13.94 | 31,484 |
| ING MAP PLUS NP23 | 1,420.033 | 13.92 | 19,767 |
| ING MAP PLUS NP24 | 156.468 | 13.90 | 2,175 |
| ING MAP PLUS NP29 | 6.630 | 13.85 | 92 |
| Qualified XII (0.00) | 39.313 | 9.95 | 391 |
| Qualified XII (0.25) | 162.043 | 9.87 | 1,599 |
| Qualified XII (0.50) | 121,555.807 | 9.79 | 1,190,031 |
| Qualified XII (0.75) | 528.846 | 9.70 | 5,130 |
| | 141,452.779 | | $ 1,466,531 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 5** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.25) | 17,588.272 | $ 10.57 | $ 185,908 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 45,886.283 | $ 10.35 | $ 474,923 |
| Qualified X (1.25) | 88,421.730 | 10.35 | 915,165 |
| Qualified XVIII | 22,770.607 | 10.36 | 235,903 |
| Qualified XXXII | 21,368.025 | 10.35 | 221,159 |
| | 178,446.645 | | $ 1,847,150 |
| **ING GET U.S. Core Portfolio - Series 7** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 32,508.003 | $ 10.32 | $ 335,483 |
| Qualified X (1.25) | 25,054.879 | 10.32 | 258,566 |
| Qualified XVIII | 1,537.090 | 10.33 | 15,878 |
| Qualified XXVII | 50,875.995 | 10.63 | 540,812 |
| Qualified XXVIII | 24,745.620 | 10.79 | 267,005 |
| Qualified XXXII | 248.170 | 10.32 | 2,561 |
| | 134,969.757 | | $ 1,420,305 |
| **ING GET U.S. Core Portfolio - Series 8** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 12,029.924 | $ 10.36 | $ 124,630 |
| Qualified X (1.25) | 6,313.404 | 10.36 | 65,407 |
| Qualified XVIII | 14,624.595 | 10.37 | 151,657 |
| Qualified XXXII | 764.111 | 10.36 | 7,916 |
| | 33,732.034 | | $ 349,610 |
| **ING GET U.S. Core Portfolio - Series 9** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 4,969.451 | $ 10.45 | $ 51,931 |
| Qualified X (1.25) | 8,277.504 | 10.45 | 86,500 |
| Qualified XXXII | 29.213 | 10.45 | 305 |
| | 13,276.168 | | $ 138,736 |
| **ING GET U.S. Core Portfolio - Series 10** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 1,059.552 | $ 10.31 | $ 10,924 |
| Qualified X (1.25) | 5,075.512 | 10.31 | 52,329 |
| | 6,135.064 | | $ 63,253 |
| **ING GET U.S. Core Portfolio - Series 11** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 2,152.203 | $ 10.57 | $ 22,749 |
| Qualified X (1.25) | 822.854 | 10.56 | 8,689 |
| | 2,975.057 | | $ 31,438 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Science and Technology Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,643.754 | $ 16.08 | $ 26,432 |
| ING Custom Choice 65 | 6,972.013 | 17.23 | 120,128 |
| ING MAP PLUS NP6 | 470.866 | 14.52 | 6,837 |
| ING MAP PLUS NP9 | 6,033.229 | 14.37 | 86,698 |
| ING MAP PLUS NP11 | 3,853.992 | 14.27 | 54,996 |
| ING MAP PLUS NP12 | 4,361.589 | 14.22 | 62,022 |
| ING MAP PLUS NP14 | 296.317 | 14.12 | 4,184 |
| ING MAP PLUS NP15 | 1,822.581 | 14.07 | 25,644 |
| ING MAP PLUS NP16 | 872.136 | 14.02 | 12,227 |
| ING MAP PLUS NP17 | 79.345 | 13.98 | 1,109 |
| ING MAP PLUS NP18 | 774.786 | 13.93 | 10,793 |
| ING MAP PLUS NP19 | 59.939 | 13.88 | 832 |
| ING MAP PLUS NP20 | 7,620.738 | 13.83 | 105,395 |
| ING MAP PLUS NP21 | 3,987.031 | 13.78 | 54,941 |
| ING MAP PLUS NP23 | 1,849.682 | 13.69 | 25,322 |
| ING MAP PLUS NP24 | 352.605 | 13.64 | 4,810 |
| ING MAP PLUS NP25 | 3,254.140 | 13.60 | 44,256 |
| ING MAP PLUS NP26 | 1,737.751 | 13.55 | 23,547 |
| ING MAP PLUS NP29 | 47.367 | 13.41 | 635 |
| ING MAP PLUS NP36 | 105.848 | 13.09 | 1,386 |
| Qualified V | 2,276.771 | 5.11 | 11,634 |
| Qualified VI | 2,655,187.398 | 5.20 | 13,806,974 |
| Qualified X (1.15) | 107,208.912 | 5.25 | 562,847 |
| Qualified X (1.25) | 184,261.387 | 5.20 | 958,159 |
| Qualified XII (0.00) | 9,797.109 | 5.94 | 58,195 |
| Qualified XII (0.05) | 135,320.062 | 5.79 | 783,503 |
| Qualified XII (0.20) | 3,237.651 | 5.81 | 18,811 |
| Qualified XII (0.25) | 28,158.260 | 5.78 | 162,755 |
| Qualified XII (0.30) | 106,181.108 | 5.75 | 610,541 |
| Qualified XII (0.40) | 103,505.279 | 5.69 | 588,945 |
| Qualified XII (0.50) | 673,884.179 | 5.63 | 3,793,968 |
| Qualified XII (0.55) | 51,989.196 | 5.60 | 291,140 |
| Qualified XII (0.60) | 28,027.032 | 5.57 | 156,111 |
| Qualified XII (0.65) | 615,303.347 | 5.54 | 3,408,781 |
| Qualified XII (0.70) | 41,263.739 | 5.51 | 227,363 |
| Qualified XII (0.75) | 257,563.540 | 5.48 | 1,411,448 |
| Qualified XII (0.80) | 508,709.941 | 5.45 | 2,772,469 |
| Qualified XII (0.85) | 416,072.635 | 5.42 | 2,255,114 |
| Qualified XII (0.90) | 21,368.699 | 5.39 | 115,177 |
| Qualified XII (0.95) | 273,608.808 | 5.36 | 1,466,543 |
| Qualified XII (1.00) | 1,005,789.197 | 5.34 | 5,370,914 |
| Qualified XII (1.05) | 20,591.631 | 5.31 | 109,342 |
| Qualified XII (1.10) | 79,444.362 | 5.28 | 419,466 |
| Qualified XII (1.15) | 29,215.312 | 5.25 | 153,380 |
| Qualified XII (1.20) | 13,633.929 | 5.22 | 71,169 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Science and Technology Opportunities** | | | |
| **Portfolio - Class I (continued)** | | | |
| Qualified XII (1.25) | 117,011.690 | $ 5.19 | $ 607,291 |
| Qualified XII (1.30) | 1,670.857 | 5.17 | 8,638 |
| Qualified XII (1.35) | 228.210 | 5.14 | 1,173 |
| Qualified XII (1.40) | 13,185.791 | 5.11 | 67,379 |
| Qualified XII (1.45) | 2,218.722 | 5.08 | 11,271 |
| Qualified XII (1.50) | 195.672 | 5.06 | 990 |
| Qualified XV | 15,400.006 | 5.37 | 82,698 |
| Qualified XVI | 59,807.257 | 5.06 | 302,625 |
| Qualified XVII | 3,320.546 | 5.29 | 17,566 |
| Qualified XVIII | 13,474.013 | 5.34 | 71,951 |
| Qualified XXI | 130,157.921 | 5.45 | 709,361 |
| Qualified XXVI | 4,212.205 | 5.47 | 23,041 |
| Qualified XXVII | 1,306,052.107 | 5.22 | 6,817,592 |
| Qualified XXXII | 615.173 | 14.43 | 8,877 |
| Qualified XXXIV | 1,840.195 | 10.43 | 19,193 |
| Qualified XXXVI | 11,014.254 | 13.38 | 147,371 |
| Qualified XXXVIII | 11,591.432 | 10.63 | 123,217 |
| Qualified XLIII | 1,922.165 | 10.44 | 20,067 |
| Qualified LIV | 15,939.127 | 16.99 | 270,806 |
| Qualified LVI | 49,611.763 | 17.38 | 862,252 |
| | 9,177,264.299 | | $ 50,430,302 |
| | | | |
| **ING Index Plus LargeCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 265,558.477 | $8.16 to $19.23 | $ 3,253,666 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 9,867.098 | 11.58 | 114,261 |
| ING Custom Choice 65 | 28,227.512 | 11.48 | 324,052 |
| ING MAP PLUS NP1 | 7,655.516 | 11.82 | 90,488 |
| ING MAP PLUS NP3 | 512.767 | 11.73 | 6,015 |
| ING MAP PLUS NP4 | 19,493.439 | 11.69 | 227,878 |
| ING MAP PLUS NP6 | 137.998 | 11.61 | 1,602 |
| ING MAP PLUS NP8 | 32,982.503 | 11.53 | 380,288 |
| ING MAP PLUS NP9 | 85,564.905 | 11.49 | 983,141 |
| ING MAP PLUS NP10 | 18,578.196 | 11.45 | 212,720 |
| ING MAP PLUS NP11 | 12,737.833 | 11.41 | 145,339 |
| ING MAP PLUS NP13 | 1,961.128 | 11.34 | 22,239 |
| ING MAP PLUS NP14 | 5,140.420 | 11.30 | 58,087 |
| ING MAP PLUS NP15 | 6,347.503 | 11.26 | 71,473 |
| ING MAP PLUS NP17 | 7,138.900 | 11.18 | 79,813 |
| ING MAP PLUS NP18 | 5,016.969 | 11.14 | 55,889 |
| ING MAP PLUS NP20 | 8,840.016 | 11.07 | 97,859 |
| ING MAP PLUS NP21 | 20,670.270 | 11.03 | 227,993 |
| ING MAP PLUS NP22 | 649.023 | 10.99 | 7,133 |
| ING MAP PLUS NP23 | 943.836 | 10.95 | 10,335 |
| ING MAP PLUS NP24 | 826.230 | 10.91 | 9,014 |
| ING MAP PLUS NP25 | 1,923.540 | 10.88 | 20,928 |
| ING MAP PLUS NP26 | 2,410.227 | 10.84 | 26,127 |
| ING MAP PLUS NP27 | 4,521.738 | 10.80 | 48,835 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus LargeCap Portfolio - Class I (continued)** | | | |
| ING MAP PLUS NP28 | 542.743 | $ 10.76 | $ 5,840 |
| ING MAP PLUS NP29 | 3.847 | 10.73 | 41 |
| ING MAP PLUS NP30 | 1,800.378 | 10.69 | 19,246 |
| ING MAP PLUS NP32 | 292.583 | 10.62 | 3,107 |
| Qualified V | 16,487.759 | 18.80 | 309,970 |
| Qualified VI | 4,978,831.467 | 19.23 | 95,742,929 |
| Qualified VIII | 3,435.941 | 19.21 | 66,004 |
| Qualified X (1.15) | 258,852.818 | 19.51 | 5,050,218 |
| Qualified X (1.25) | 306,361.688 | 19.23 | 5,891,335 |
| Qualified XII (0.00) | 464.473 | 13.50 | 6,270 |
| Qualified XII (0.05) | 147,693.298 | 21.66 | 3,199,037 |
| Qualified XII (0.10) | 293.694 | 13.33 | 3,915 |
| Qualified XII (0.20) | 71,810.475 | 13.16 | 945,026 |
| Qualified XII (0.25) | 46,526.913 | 13.08 | 608,572 |
| Qualified XII (0.30) | 136,641.004 | 12.99 | 1,774,967 |
| Qualified XII (0.35) | 36,463.663 | 12.91 | 470,746 |
| Qualified XII (0.40) | 126,210.668 | 21.46 | 2,708,481 |
| Qualified XII (0.45) | 742.789 | 12.75 | 9,471 |
| Qualified XII (0.50) | 573,608.514 | 13.47 | 7,726,507 |
| Qualified XII (0.55) | 168,149.979 | 12.59 | 2,117,008 |
| Qualified XII (0.60) | 118,344.726 | 12.51 | 1,480,493 |
| Qualified XII (0.65) | 533,668.244 | 12.43 | 6,633,496 |
| Qualified XII (0.70) | 226,176.225 | 12.35 | 2,793,276 |
| Qualified XII (0.75) | 541,293.970 | 12.28 | 6,647,090 |
| Qualified XII (0.80) | 839,034.351 | 13.61 | 11,419,258 |
| Qualified XII (0.85) | 804,574.722 | 20.36 | 16,381,141 |
| Qualified XII (0.90) | 104,992.717 | 13.04 | 1,369,105 |
| Qualified XII (0.95) | 485,146.834 | 20.07 | 9,736,897 |
| Qualified XII (1.00) | 2,273,302.860 | 19.93 | 45,306,926 |
| Qualified XII (1.05) | 46,240.684 | 19.79 | 915,103 |
| Qualified XII (1.10) | 150,348.644 | 19.65 | 2,954,351 |
| Qualified XII (1.15) | 159,467.291 | 19.51 | 3,111,207 |
| Qualified XII (1.20) | 29,869.716 | 19.37 | 578,576 |
| Qualified XII (1.25) | 134,962.652 | 19.23 | 2,595,332 |
| Qualified XII (1.30) | 3,773.724 | 19.09 | 72,040 |
| Qualified XII (1.35) | 0.917 | 18.96 | 17 |
| Qualified XII (1.40) | 15,882.854 | 18.82 | 298,915 |
| Qualified XII (1.45) | 3,706.566 | 18.69 | 69,276 |
| Qualified XII (1.50) | 2,890.622 | 18.56 | 53,650 |
| Qualified XV | 23,090.718 | 20.06 | 463,200 |
| Qualified XVI | 103,533.749 | 18.58 | 1,923,657 |
| Qualified XVII | 14,573.121 | 19.49 | 284,030 |
| Qualified XVIII | 28,068.115 | 20.17 | 566,134 |
| Qualified XXVI | 6,890.835 | 20.24 | 139,470 |
| Qualified XXVII | 1,430,669.888 | 19.73 | 28,227,117 |
| Qualified XXVIII | 373,506.337 | 19.70 | 7,358,075 |
| Qualified XXXII | 19,640.995 | 11.76 | 230,978 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus LargeCap Portfolio - Class I (continued)** | | | |
| Qualified XXXIII (0.65) | 8,036.401 | $ 11.47 | $ 92,178 |
| Qualified XXXIV | 13,230.109 | 8.54 | 112,985 |
| Qualified XXXVI | 63,887.551 | 11.59 | 740,457 |
| Qualified XXXVIII | 156,505.578 | 8.70 | 1,361,599 |
| Qualified XLIII | 7,440.543 | 8.55 | 63,617 |
| Qualified LIV | 114,036.912 | 11.32 | 1,290,898 |
| Qualified LVI | 321,791.102 | 11.58 | 3,726,341 |
| | 16,581,501.011 | | $ 292,130,750 |
| | | | |
| **ING Index Plus LargeCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 33,126.829 | $ 10.52 | $ 348,494 |
| | | | |
| **ING Index Plus MidCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 180,755.653 | $ 14.12 | $ 2,552,270 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 8,394.183 | 13.97 | 117,267 |
| ING Custom Choice 65 | 7,028.541 | 13.20 | 92,777 |
| ING MAP PLUS NP1 | 15,875.266 | 14.28 | 226,699 |
| ING MAP PLUS NP8 | 63,324.697 | 13.94 | 882,746 |
| ING MAP PLUS NP9 | 12,135.846 | 13.89 | 168,567 |
| ING MAP PLUS NP10 | 23,837.762 | 13.84 | 329,915 |
| ING MAP PLUS NP11 | 6,753.509 | 13.79 | 93,131 |
| ING MAP PLUS NP12 | 15,070.873 | 13.75 | 207,224 |
| ING MAP PLUS NP13 | 2,007.501 | 13.70 | 27,503 |
| ING MAP PLUS NP14 | 22,350.406 | 13.65 | 305,083 |
| ING MAP PLUS NP15 | 14,369.284 | 13.61 | 195,566 |
| ING MAP PLUS NP16 | 550.880 | 13.56 | 7,470 |
| ING MAP PLUS NP17 | 6,449.828 | 13.51 | 87,137 |
| ING MAP PLUS NP18 | 2,983.558 | 13.47 | 40,189 |
| ING MAP PLUS NP19 | 5,826.136 | 13.42 | 78,187 |
| ING MAP PLUS NP21 | 4,001.959 | 13.33 | 53,346 |
| ING MAP PLUS NP22 | 159.400 | 13.28 | 2,117 |
| ING MAP PLUS NP23 | 2,010.924 | 13.23 | 26,605 |
| ING MAP PLUS NP24 | 618.191 | 13.19 | 8,154 |
| ING MAP PLUS NP25 | 1,661.444 | 13.14 | 21,831 |
| ING MAP PLUS NP26 | 1,573.280 | 13.10 | 20,610 |
| ING MAP PLUS NP27 | 91.732 | 13.05 | 1,197 |
| ING MAP PLUS NP28 | 1,784.808 | 13.01 | 23,220 |
| ING MAP PLUS NP29 | 5,965.663 | 12.96 | 77,315 |
| ING MAP PLUS NP30 | 1,542.073 | 12.92 | 19,924 |
| ING MAP PLUS NP32 | 722.790 | 12.83 | 9,273 |
| ING MAP PLUS NP35 | 0.457 | 12.70 | 6 |
| Qualified V | 2,187.614 | 21.98 | 48,084 |
| Qualified VI | 2,749,008.262 | 22.43 | 61,660,255 |
| Qualified VIII | 446.886 | 22.41 | 10,015 |
| Qualified X (1.15) | 83,893.253 | 22.72 | 1,906,055 |
| Qualified X (1.25) | 230,314.913 | 22.43 | 5,165,963 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus MidCap Portfolio - Class I (continued)** | | | |
| Qualified XII (0.00) | 2,914.366 | $ 26.88 | $ 78,338 |
| Qualified XII (0.05) | 224,055.872 | 25.17 | 5,639,486 |
| Qualified XII (0.10) | 35.243 | 26.55 | 936 |
| Qualified XII (0.20) | 32,932.270 | 26.22 | 863,484 |
| Qualified XII (0.25) | 149,805.627 | 26.05 | 3,902,437 |
| Qualified XII (0.30) | 120,366.174 | 25.89 | 3,116,280 |
| Qualified XII (0.35) | 14,634.425 | 25.72 | 376,397 |
| Qualified XII (0.40) | 192,387.942 | 24.91 | 4,792,384 |
| Qualified XII (0.50) | 406,844.679 | 24.67 | 10,036,858 |
| Qualified XII (0.55) | 124,261.628 | 25.08 | 3,116,482 |
| Qualified XII (0.60) | 1,039,991.592 | 24.93 | 25,926,990 |
| Qualified XII (0.65) | 535,891.429 | 24.77 | 13,274,031 |
| Qualified XII (0.70) | 105,530.997 | 24.61 | 2,597,118 |
| Qualified XII (0.75) | 264,333.216 | 24.46 | 6,465,590 |
| Qualified XII (0.80) | 479,449.070 | 23.75 | 11,386,915 |
| Qualified XII (0.85) | 639,954.107 | 23.60 | 15,102,917 |
| Qualified XII (0.90) | 56,444.913 | 23.45 | 1,323,633 |
| Qualified XII (0.95) | 457,951.491 | 23.30 | 10,670,270 |
| Qualified XII (1.00) | 1,254,090.581 | 23.15 | 29,032,197 |
| Qualified XII (1.05) | 48,390.268 | 23.01 | 1,113,460 |
| Qualified XII (1.10) | 122,838.466 | 22.86 | 2,808,087 |
| Qualified XII (1.15) | 108,248.626 | 22.72 | 2,459,409 |
| Qualified XII (1.20) | 33,315.984 | 22.57 | 751,942 |
| Qualified XII (1.25) | 139,392.719 | 22.43 | 3,126,579 |
| Qualified XII (1.30) | 2,977.609 | 22.29 | 66,371 |
| Qualified XII (1.35) | 64.412 | 22.15 | 1,427 |
| Qualified XII (1.40) | 12,096.255 | 22.01 | 266,239 |
| Qualified XII (1.45) | 3,701.816 | 21.87 | 80,959 |
| Qualified XII (1.50) | 2,168.326 | 21.73 | 47,118 |
| Qualified XIII | 1,229.827 | 23.30 | 28,655 |
| Qualified XV | 14,614.367 | 23.30 | 340,515 |
| Qualified XVI | 71,978.633 | 21.73 | 1,564,096 |
| Qualified XVII | 1,249.847 | 22.43 | 28,034 |
| Qualified XVIII | 8,902.682 | 22.43 | 199,687 |
| Qualified XXVI | 4,011.814 | 23.61 | 94,719 |
| Qualified XXVII | 1,812,468.112 | 23.96 | 43,426,736 |
| Qualified XXVIII | 937,010.173 | 23.92 | 22,413,283 |
| Qualified XXXII | 10,496.015 | 13.98 | 146,734 |
| Qualified XXXIII (0.65) | 10,464.440 | 16.85 | 176,326 |
| Qualified XXXIV | 14,349.189 | 9.53 | 136,748 |
| Qualified XXXVI | 34,799.186 | 17.02 | 592,282 |
| Qualified XXXVIII | 108,329.569 | 9.70 | 1,050,797 |
| Qualified XLIII | 3,937.617 | 9.53 | 37,525 |
| Qualified LIV | 134,111.472 | 13.01 | 1,744,790 |
| Qualified LVI | 209,029.727 | 13.31 | 2,782,186 |
| | 13,425,750.345 | | $ 307,653,148 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus MidCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 51,069.746 | $ 11.56 | $ 590,366 |
| | | | |
| **ING Index Plus SmallCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 110,859.599 | $ 13.55 | $ 1,502,148 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,037.419 | 13.26 | 93,316 |
| ING Custom Choice 65 | 5,894.292 | 12.25 | 72,205 |
| ING MAP PLUS NP1 | 24,379.542 | 13.53 | 329,855 |
| ING MAP PLUS NP6 | 7,275.805 | 13.29 | 96,695 |
| ING MAP PLUS NP8 | 7,420.545 | 13.20 | 97,951 |
| ING MAP PLUS NP9 | 4,475.514 | 13.16 | 58,898 |
| ING MAP PLUS NP10 | 13,190.878 | 13.11 | 172,932 |
| ING MAP PLUS NP11 | 27,788.386 | 13.07 | 363,194 |
| ING MAP PLUS NP12 | 13,769.934 | 13.02 | 179,285 |
| ING MAP PLUS NP13 | 1,306.133 | 12.98 | 16,954 |
| ING MAP PLUS NP14 | 1,121.910 | 12.93 | 14,506 |
| ING MAP PLUS NP15 | 1,934.083 | 12.89 | 24,930 |
| ING MAP PLUS NP17 | 410.124 | 12.80 | 5,250 |
| ING MAP PLUS NP18 | 1,430.573 | 12.75 | 18,240 |
| ING MAP PLUS NP19 | 3,985.025 | 12.71 | 50,650 |
| ING MAP PLUS NP20 | 4,547.637 | 12.67 | 57,619 |
| ING MAP PLUS NP21 | 1,897.353 | 12.62 | 23,945 |
| ING MAP PLUS NP23 | 790.394 | 12.54 | 9,912 |
| ING MAP PLUS NP26 | 2,886.944 | 12.41 | 35,827 |
| ING MAP PLUS NP27 | 1,460.991 | 12.36 | 18,058 |
| ING MAP PLUS NP28 | 2,418.679 | 12.32 | 29,798 |
| ING MAP PLUS NP29 | 1,205.219 | 12.28 | 14,800 |
| ING MAP PLUS NP30 | 568.037 | 12.24 | 6,953 |
| ING MAP PLUS NP32 | 780.653 | 12.15 | 9,485 |
| ING MAP PLUS NP35 | 0.323 | 12.03 | 4 |
| Qualified V | 2,361.710 | 15.64 | 36,937 |
| Qualified VI | 1,553,228.247 | 15.96 | 24,789,523 |
| Qualified VIII | 366.451 | 15.94 | 5,841 |
| Qualified X (1.15) | 37,242.884 | 16.16 | 601,845 |
| Qualified X (1.25) | 146,242.564 | 15.96 | 2,334,031 |
| Qualified XII (0.00) | 37.206 | 19.44 | 723 |
| Qualified XII (0.05) | 126,752.309 | 17.90 | 2,268,866 |
| Qualified XII (0.10) | 90.543 | 19.20 | 1,738 |
| Qualified XII (0.20) | 32,554.400 | 18.96 | 617,231 |
| Qualified XII (0.25) | 93,200.953 | 18.84 | 1,755,906 |
| Qualified XII (0.30) | 48,158.990 | 18.72 | 901,536 |
| Qualified XII (0.35) | 1,491.003 | 18.60 | 27,733 |
| Qualified XII (0.40) | 139,941.324 | 17.72 | 2,479,760 |
| Qualified XII (0.50) | 355,596.961 | 17.55 | 6,240,727 |
| Qualified XII (0.55) | 49,075.074 | 18.14 | 890,222 |
| Qualified XII (0.60) | 30,943.883 | 18.02 | 557,609 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Plus SmallCap Portfolio - Class I (continued)** | | | |
| Qualified XII (0.65) | 236,424.484 | $ 17.91 | $ 4,234,363 |
| Qualified XII (0.70) | 62,317.403 | 17.80 | 1,109,250 |
| Qualified XII (0.75) | 126,031.780 | 17.69 | 2,229,502 |
| Qualified XII (0.80) | 427,588.809 | 16.90 | 7,226,251 |
| Qualified XII (0.85) | 390,762.024 | 16.79 | 6,560,894 |
| Qualified XII (0.90) | 50,008.725 | 16.68 | 834,146 |
| Qualified XII (0.95) | 261,623.387 | 16.58 | 4,337,716 |
| Qualified XII (1.00) | 850,071.727 | 16.47 | 14,000,681 |
| Qualified XII (1.05) | 19,039.684 | 16.37 | 311,680 |
| Qualified XII (1.10) | 72,708.835 | 16.26 | 1,182,246 |
| Qualified XII (1.15) | 58,584.894 | 16.16 | 946,732 |
| Qualified XII (1.20) | 18,243.400 | 16.06 | 292,989 |
| Qualified XII (1.25) | 83,008.854 | 15.96 | 1,324,821 |
| Qualified XII (1.30) | 827.639 | 15.86 | 13,126 |
| Qualified XII (1.35) | 19.593 | 15.76 | 309 |
| Qualified XII (1.40) | 8,400.077 | 15.66 | 131,545 |
| Qualified XII (1.45) | 1,768.167 | 15.56 | 27,513 |
| Qualified XII (1.50) | 28.014 | 15.46 | 433 |
| Qualified XV | 12,558.409 | 16.58 | 208,218 |
| Qualified XVI | 52,470.056 | 15.46 | 811,187 |
| Qualified XVII | 71.063 | 15.96 | 1,134 |
| Qualified XVIII | 9,712.518 | 15.96 | 155,012 |
| Qualified XXVI | 1,634.321 | 16.79 | 27,440 |
| Qualified XXVII | 1,110,384.111 | 17.01 | 18,887,634 |
| Qualified XXVIII | 487,355.845 | 16.98 | 8,275,302 |
| Qualified XXXII | 2,508.612 | 13.35 | 33,490 |
| Qualified XXXIII (0.65) | 11,416.143 | 16.46 | 187,910 |
| Qualified XXXIV | 2,807.560 | 9.34 | 26,223 |
| Qualified XXXVI | 16,596.209 | 16.62 | 275,829 |
| Qualified XXXVIII | 65,492.659 | 9.52 | 623,490 |
| Qualified XLIII | 4,371.221 | 9.35 | 40,871 |
| Qualified LIV | 26,938.276 | 12.07 | 325,145 |
| Qualified LVI | 117,577.453 | 12.36 | 1,453,257 |
| | 7,455,472.446 | | $ 122,909,977 |
| | | | |
| **ING Index Plus SmallCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 14,412.782 | $ 10.67 | $ 153,784 |
| | | | |
| **ING International Index Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 44,058.314 | $14.23 to $14.36 | $ 632,186 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 345.127 | 7.96 | 2,747 |
| ING Custom Choice 65 | 1,199.752 | 8.14 | 9,766 |
| ING MAP PLUS NP1 | 1,713.296 | 8.17 | 13,998 |
| ING MAP PLUS NP14 | 1,257.853 | 8.03 | 10,101 |
| ING MAP PLUS NP15 | 1,958.562 | 8.02 | 15,708 |
| ING MAP PLUS NP19 | 231.051 | 7.98 | 1,844 |
| ING MAP PLUS NP22 | 98.142 | 7.95 | 780 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Index Portfolio - Class I (continued)** | | | |
| ING MAP PLUS NP30 | 743.189 | $ 7.87 | $ 5,849 |
| ING MAP PLUS NP32 | 2.048 | 7.85 | 16 |
| Qualified VI | 730,074.970 | 7.96 | 5,811,397 |
| Qualified VIII | 17.045 | 7.96 | 136 |
| Qualified X (1.15) | 28,825.505 | 13.62 | 392,603 |
| Qualified X (1.25) | 51,500.532 | 13.59 | 699,892 |
| Qualified XII (0.00) | 1,246.503 | 8.23 | 10,259 |
| Qualified XII (0.05) | 9,973.087 | 8.23 | 82,079 |
| Qualified XII (0.10) | 38.337 | 8.20 | 314 |
| Qualified XII (0.20) | 929.581 | 8.18 | 7,604 |
| Qualified XII (0.25) | 9,245.341 | 8.17 | 75,534 |
| Qualified XII (0.30) | 44,026.423 | 8.16 | 359,256 |
| Qualified XII (0.35) | 274.552 | 8.15 | 2,238 |
| Qualified XII (0.40) | 24,706.480 | 8.14 | 201,111 |
| Qualified XII (0.50) | 88,067.350 | 8.12 | 715,107 |
| Qualified XII (0.55) | 6,868.694 | 8.11 | 55,705 |
| Qualified XII (0.60) | 8,202.625 | 8.10 | 66,441 |
| Qualified XII (0.65) | 113,049.803 | 8.09 | 914,573 |
| Qualified XII (0.70) | 11,455.819 | 8.07 | 92,448 |
| Qualified XII (0.75) | 90,876.262 | 8.06 | 732,463 |
| Qualified XII (0.80) | 86,819.513 | 8.05 | 698,897 |
| Qualified XII (0.85) | 131,553.366 | 8.04 | 1,057,689 |
| Qualified XII (0.90) | 22,804.030 | 8.03 | 183,116 |
| Qualified XII (0.95) | 119,798.943 | 8.02 | 960,788 |
| Qualified XII (1.00) | 310,918.913 | 8.01 | 2,490,460 |
| Qualified XII (1.05) | 7,412.791 | 8.00 | 59,302 |
| Qualified XII (1.10) | 26,155.690 | 7.99 | 208,984 |
| Qualified XII (1.15) | 37,049.506 | 7.98 | 295,655 |
| Qualified XII (1.20) | 7,906.199 | 7.97 | 63,012 |
| Qualified XII (1.25) | 31,798.457 | 7.96 | 253,116 |
| Qualified XII (1.35) | 47.678 | 7.94 | 379 |
| Qualified XII (1.40) | 3,158.794 | 7.93 | 25,049 |
| Qualified XII (1.45) | 352.537 | 7.92 | 2,792 |
| Qualified XII (1.50) | 37.149 | 7.91 | 294 |
| Qualified XV | 7,744.515 | 8.02 | 62,111 |
| Qualified XVI | 15,756.558 | 7.91 | 124,634 |
| Qualified XVII | 276.472 | 7.96 | 2,201 |
| Qualified XVIII | 4,662.232 | 13.65 | 63,639 |
| Qualified XXI | 12,764.793 | 8.05 | 102,757 |
| Qualified XXVI | 48.403 | 8.04 | 389 |
| Qualified XXVII | 181,453.295 | 11.75 | 2,132,076 |
| Qualified XXXII | 713.412 | 13.59 | 9,695 |
| Qualified XXXIV | 151.686 | 8.08 | 1,226 |
| Qualified XXXVI | 3,278.387 | 8.11 | 26,588 |
| Qualified XXXVIII | 2,761.068 | 8.23 | 22,724 |
| Qualified XLIII | 275.356 | 8.08 | 2,225 |
| Qualified LIV | 11,864.683 | 8.05 | 95,511 |
| Qualified LVI | 35,874.995 | 8.17 | 293,099 |
| | 2,334,425.664 | | $ 20,150,563 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 931.700 | $ 13.73 | $ 12,792 |
| | | | |
| **ING Russell™ Large Cap Growth Index Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 2,140.440 | $ 14.26 | $ 30,523 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 105.511 | 14.16 | 1,494 |
| Qualified VI | 63,418.202 | 13.96 | 885,318 |
| Qualified X (1.15) | 3,308.626 | 13.99 | 46,288 |
| Qualified X (1.25) | 7,426.064 | 13.96 | 103,668 |
| Qualified XII (0.25) | 3,486.085 | 14.20 | 49,502 |
| Qualified XII (0.30) | 63.055 | 14.19 | 895 |
| Qualified XII (0.40) | 903.932 | 14.16 | 12,800 |
| Qualified XII (0.50) | 5,942.240 | 14.14 | 84,023 |
| Qualified XII (0.60) | 66.287 | 14.12 | 936 |
| Qualified XII (0.65) | 3,631.348 | 14.10 | 51,202 |
| Qualified XII (0.70) | 3,182.980 | 14.09 | 44,848 |
| Qualified XII (0.75) | 3,092.956 | 14.08 | 43,549 |
| Qualified XII (0.80) | 4,495.782 | 14.07 | 63,256 |
| Qualified XII (0.85) | 17,174.041 | 14.06 | 241,467 |
| Qualified XII (0.90) | 5,425.890 | 14.05 | 76,234 |
| Qualified XII (0.95) | 22,866.946 | 14.03 | 320,823 |
| Qualified XII (1.00) | 31,563.686 | 14.02 | 442,523 |
| Qualified XII (1.05) | 407.141 | 14.01 | 5,704 |
| Qualified XII (1.10) | 8,149.239 | 14.00 | 114,089 |
| Qualified XII (1.15) | 96.299 | 13.99 | 1,347 |
| Qualified XII (1.20) | 2,959.039 | 13.98 | 41,367 |
| Qualified XII (1.25) | 7,137.809 | 13.96 | 99,644 |
| Qualified XII (1.35) | 31.866 | 13.94 | 444 |
| Qualified XII (1.40) | 650.851 | 13.93 | 9,066 |
| Qualified XII (1.45) | 66.636 | 13.92 | 928 |
| Qualified XV | 397.944 | 14.03 | 5,583 |
| Qualified XVI | 109.676 | 13.91 | 1,526 |
| Qualified XVII | 345.475 | 14.00 | 4,837 |
| Qualified XXVI | 74.683 | 14.08 | 1,052 |
| Qualified XXVII | 63,577.636 | 13.92 | 885,001 |
| Qualified XXXII | 533.037 | 13.96 | 7,441 |
| Qualified XXXIV | 94.832 | 14.05 | 1,332 |
| Qualified XXXVIII | 6,342.715 | 14.26 | 90,447 |
| Qualified LIV | 1,198.416 | 14.07 | 16,862 |
| Qualified LVI | 3,889.066 | 14.20 | 55,225 |
| | 274,356.431 | | $ 3,841,244 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Growth Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 5,991.946 | $ 14.12 | $ 84,606 |
| ING MAP PLUS NP14 | 611.925 | 14.05 | 8,598 |
| ING MAP PLUS NP15 | 498.536 | 14.04 | 6,999 |
| ING MAP PLUS NP22 | 84.044 | 13.96 | 1,173 |
| ING MAP PLUS NP23 | 139.643 | 13.95 | 1,948 |
| ING MAP PLUS NP28 | 47.540 | 13.89 | 660 |
| Qualified XII (0.00) | 395.573 | 13.71 | 5,423 |
| Qualified XII (0.50) | 29,304.261 | 13.60 | 398,538 |
| | 37,073.468 | | $ 507,945 |
| | | | |
| **ING Russell™ Large Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,774.603 | $ 8.97 | $ 24,888 |
| ING MAP PLUS NP1 | 6,616.614 | 9.26 | 61,270 |
| ING MAP PLUS NP3 | 1,223.597 | 9.23 | 11,294 |
| ING MAP PLUS NP5 | 0.016 | 9.21 | - |
| ING MAP PLUS NP9 | 886.948 | 9.16 | 8,124 |
| ING MAP PLUS NP10 | 837.247 | 9.15 | 7,661 |
| ING MAP PLUS NP11 | 17,723.633 | 9.14 | 161,994 |
| ING MAP PLUS NP12 | 5,868.374 | 9.12 | 53,520 |
| ING MAP PLUS NP13 | 1,327.660 | 9.11 | 12,095 |
| ING MAP PLUS NP14 | 9,592.230 | 9.10 | 87,289 |
| ING MAP PLUS NP15 | 7,789.751 | 9.09 | 70,809 |
| ING MAP PLUS NP17 | 2,535.000 | 9.07 | 22,992 |
| ING MAP PLUS NP18 | 961.090 | 9.05 | 8,698 |
| ING MAP PLUS NP19 | 3.458 | 9.04 | 31 |
| ING MAP PLUS NP22 | 2,926.416 | 9.01 | 26,367 |
| ING MAP PLUS NP23 | 4,699.079 | 8.99 | 42,245 |
| ING MAP PLUS NP24 | 1,101.818 | 8.98 | 9,894 |
| ING MAP PLUS NP25 | 8,410.494 | 8.97 | 75,442 |
| ING MAP PLUS NP26 | 1,654.548 | 8.96 | 14,825 |
| ING MAP PLUS NP28 | 897.753 | 8.94 | 8,026 |
| ING MAP PLUS NP32 | 1.359 | 8.89 | 12 |
| Qualified VI | 340,576.065 | 8.97 | 3,054,967 |
| Qualified XII (0.00) | 625.117 | 9.27 | 5,795 |
| Qualified XII (0.25) | 3,413.341 | 9.21 | 31,437 |
| Qualified XII (0.30) | 4,857.180 | 9.20 | 44,686 |
| Qualified XII (0.40) | 11,245.174 | 9.17 | 103,118 |
| Qualified XII (0.50) | 169,976.009 | 9.15 | 1,555,280 |
| Qualified XII (0.55) | 4,539.551 | 9.14 | 41,492 |
| Qualified XII (0.60) | 3,978.765 | 9.13 | 36,326 |
| Qualified XII (0.65) | 25,899.355 | 9.11 | 235,943 |
| Qualified XII (0.70) | 2,986.922 | 9.10 | 27,181 |
| Qualified XII (0.75) | 21,744.134 | 9.09 | 197,654 |
| Qualified XII (0.80) | 3,004.546 | 9.08 | 27,281 |
| Qualified XII (0.85) | 55,121.725 | 9.07 | 499,954 |
| Qualified XII (0.90) | 4,272.604 | 9.05 | 38,667 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Index Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XII (0.95) | 84,469.624 | $ 9.04 | $ 763,605 |
| Qualified XII (1.00) | 176,943.390 | 9.03 | 1,597,799 |
| Qualified XII (1.05) | 865.780 | 9.02 | 7,809 |
| Qualified XII (1.10) | 12,433.794 | 9.01 | 112,028 |
| Qualified XII (1.15) | 9,491.254 | 8.99 | 85,326 |
| Qualified XII (1.20) | 4,943.827 | 8.98 | 44,396 |
| Qualified XII (1.25) | 23,176.470 | 8.97 | 207,893 |
| Qualified XII (1.30) | 1,025.200 | 8.96 | 9,186 |
| Qualified XII (1.35) | 49.173 | 8.95 | 440 |
| Qualified XII (1.40) | 3,117.371 | 8.93 | 27,838 |
| Qualified XII (1.45) | 309.806 | 8.92 | 2,763 |
| Qualified XV | 6,389.287 | 9.04 | 57,759 |
| Qualified XVI | 5,960.168 | 8.91 | 53,105 |
| Qualified XXI | 220,241.637 | 9.08 | 1,999,794 |
| Qualified XXVI | 171.741 | 9.06 | 1,556 |
| Qualified XXXIV | 603.903 | 9.10 | 5,496 |
| Qualified XXXVIII | 5,311.427 | 9.27 | 49,237 |
| Qualified XLIII | 824.668 | 9.11 | 7,513 |
| Qualified LIV | 5,049.442 | 9.08 | 45,849 |
| Qualified LVI | 3,288.970 | 9.21 | 30,291 |
| | 1,294,739.108 | | $ 11,716,940 |
| | | | |
| **ING Russell™ Large Cap Index Portfolio - Class S** | | | |
| Currently payable annuity contracts: | 682.604 | $ 14.16 | $ 9,666 |
| Contracts in accumulation period: | | | |
| | 682.604 | | $ 9,666 |
| | | | |
| **ING Russell™ Large Cap Value Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 3,857.383 | $ 13.05 | $ 50,339 |
| Qualified X (1.25) | 7,285.483 | 13.03 | 94,930 |
| | 11,142.866 | | $ 145,269 |
| | | | |
| **ING Russell™ Large Cap Value Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 208.736 | $ 13.16 | $ 2,747 |
| ING MAP PLUS NP14 | 568.323 | 13.11 | 7,451 |
| ING MAP PLUS NP23 | 3,932.301 | 13.01 | 51,159 |
| Qualified VI | 70,722.183 | 12.98 | 917,974 |
| Qualified XII (0.00) | 984.648 | 13.25 | 13,047 |
| Qualified XII (0.30) | 705.765 | 13.19 | 9,309 |
| Qualified XII (0.40) | 1,325.683 | 13.16 | 17,446 |
| Qualified XII (0.50) | 22,732.703 | 13.14 | 298,708 |
| Qualified XII (0.55) | 382.013 | 13.13 | 5,016 |
| Qualified XII (0.60) | 794.334 | 13.12 | 10,422 |
| Qualified XII (0.65) | 4,430.622 | 13.11 | 58,085 |
| Qualified XII (0.70) | 719.027 | 13.10 | 9,419 |
| Qualified XII (0.75) | 3,040.573 | 13.09 | 39,801 |
| Qualified XII (0.80) | 3,678.857 | 13.08 | 48,119 |
| Qualified XII (0.85) | 14,150.246 | 13.07 | 184,944 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Large Cap Value Index Portfolio - Class S (continued)** | | | |
| Qualified XII (0.90) | 552.185 | $ 13.06 | $ 7,212 |
| Qualified XII (0.95) | 7,740.053 | 13.05 | 101,008 |
| Qualified XII (1.00) | 20,721.012 | 13.03 | 269,995 |
| Qualified XII (1.05) | 1,881.457 | 13.02 | 24,497 |
| Qualified XII (1.10) | 5,247.989 | 13.01 | 68,276 |
| Qualified XII (1.15) | 2,965.231 | 13.00 | 38,548 |
| Qualified XII (1.20) | 160.488 | 12.99 | 2,085 |
| Qualified XII (1.25) | 3,886.425 | 12.98 | 50,446 |
| Qualified XII (1.30) | 5.546 | 12.97 | 72 |
| Qualified XII (1.35) | 33.590 | 12.96 | 435 |
| Qualified XII (1.40) | 512.207 | 12.95 | 6,633 |
| Qualified XII (1.45) | 21.199 | 12.94 | 274 |
| Qualified XV | 706.299 | 13.05 | 9,217 |
| Qualified XVI | 1,722.435 | 12.93 | 22,271 |
| Qualified XXXIV | 724.295 | 13.06 | 9,459 |
| Qualified XXXVIII | 750.937 | 13.25 | 9,950 |
| Qualified XLIII | 597.419 | 13.09 | 7,820 |
| Qualified LIV | 689.674 | 13.08 | 9,021 |
| Qualified LVI | 2,667.754 | 13.20 | 35,214 |
| | 179,962.209 | | $ 2,346,080 |
| | | | |
| **ING Russell™ Mid Cap Growth Index Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 13.434 | $ 15.93 | $ 214 |
| ING Custom Choice 65 | 796.037 | 16.16 | 12,864 |
| Qualified VI | 98,806.711 | 15.93 | 1,573,991 |
| Qualified XII (0.30) | 1,076.553 | 16.18 | 17,419 |
| Qualified XII (0.40) | 5,078.381 | 16.16 | 82,067 |
| Qualified XII (0.50) | 50,450.955 | 16.13 | 813,774 |
| Qualified XII (0.55) | 2,266.566 | 16.12 | 36,537 |
| Qualified XII (0.60) | 2,401.332 | 16.10 | 38,661 |
| Qualified XII (0.65) | 9,412.676 | 16.09 | 151,450 |
| Qualified XII (0.70) | 6,058.165 | 16.08 | 97,415 |
| Qualified XII (0.75) | 4,865.380 | 16.06 | 78,138 |
| Qualified XII (0.80) | 1,847.933 | 16.05 | 29,659 |
| Qualified XII (0.85) | 11,020.563 | 16.04 | 176,770 |
| Qualified XII (0.90) | 2,064.819 | 16.02 | 33,078 |
| Qualified XII (0.95) | 17,516.479 | 16.01 | 280,439 |
| Qualified XII (1.00) | 39,442.200 | 16.00 | 631,075 |
| Qualified XII (1.05) | 277.426 | 15.98 | 4,433 |
| Qualified XII (1.10) | 2,560.036 | 15.97 | 40,884 |
| Qualified XII (1.15) | 8,605.771 | 15.96 | 137,348 |
| Qualified XII (1.20) | 3,093.487 | 15.94 | 49,310 |
| Qualified XII (1.25) | 7,188.893 | 15.93 | 114,519 |
| Qualified XII (1.30) | 59.797 | 15.92 | 952 |
| Qualified XII (1.40) | 1,053.553 | 15.89 | 16,741 |
| Qualified XII (1.45) | 51.657 | 15.88 | 820 |
| Qualified XV | 482.104 | 16.01 | 7,718 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Russell™ Mid Cap Growth Index Portfolio - Class S (continued)** | | | | | |
| Qualified XVI | 736.247 | $ | 15.87 | $ | 11,684 |
| Qualified XVII | 3,238.408 | | 15.97 | | 51,717 |
| Qualified XXXIV | 419.573 | | 16.02 | | 6,722 |
| Qualified XXXVIII | 1,815.486 | | 16.26 | | 29,520 |
| Qualified XLIII | 25.681 | | 16.06 | | 412 |
| Qualified LIV | 1,177.317 | | 16.05 | | 18,896 |
| Qualified LVI | 6,605.695 | | 16.20 | | 107,012 |
| | 290,509.315 | | | $ | 4,652,239 |
| | | | | | |
| **ING Russell™ Mid Cap Index Portfolio - Class I** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 62 | 998.481 | $ | 10.12 | $ | 10,105 |
| ING MAP PLUS NP1 | 2,775.922 | | 10.40 | | 28,870 |
| ING MAP PLUS NP14 | 479.785 | | 10.22 | | 4,903 |
| ING MAP PLUS NP15 | 1,161.444 | | 10.21 | | 11,858 |
| ING MAP PLUS NP19 | 47.566 | | 10.15 | | 483 |
| ING MAP PLUS NP22 | 144.084 | | 10.11 | | 1,457 |
| ING MAP PLUS NP23 | 510.917 | | 10.10 | | 5,160 |
| ING MAP PLUS NP26 | 924.976 | | 10.06 | | 9,305 |
| ING MAP PLUS NP30 | 5,131.842 | | 10.00 | | 51,318 |
| ING MAP PLUS NP32 | 76.160 | | 9.98 | | 760 |
| Qualified VI | 197,861.603 | | 10.12 | | 2,002,359 |
| Qualified XII (0.30) | 105.506 | | 10.38 | | 1,095 |
| Qualified XII (0.40) | 4,356.395 | | 10.35 | | 45,089 |
| Qualified XII (0.50) | 5,756.776 | | 10.32 | | 59,410 |
| Qualified XII (0.55) | 1,684.264 | | 10.31 | | 17,365 |
| Qualified XII (0.60) | 3,758.483 | | 10.30 | | 38,712 |
| Qualified XII (0.65) | 1,510.726 | | 10.28 | | 15,530 |
| Qualified XII (0.70) | 1,287.132 | | 10.27 | | 13,219 |
| Qualified XII (0.75) | 17,921.314 | | 10.26 | | 183,873 |
| Qualified XII (0.80) | 22,211.854 | | 10.24 | | 227,449 |
| Qualified XII (0.85) | 89,065.325 | | 10.23 | | 911,138 |
| Qualified XII (0.90) | 227.148 | | 10.22 | | 2,321 |
| Qualified XII (0.95) | 24,888.386 | | 10.20 | | 253,862 |
| Qualified XII (1.00) | 112,404.043 | | 10.19 | | 1,145,397 |
| Qualified XII (1.05) | 35.671 | | 10.18 | | 363 |
| Qualified XII (1.10) | 884.806 | | 10.16 | | 8,990 |
| Qualified XII (1.15) | 3,038.642 | | 10.15 | | 30,842 |
| Qualified XII (1.20) | 1,224.093 | | 10.13 | | 12,400 |
| Qualified XII (1.25) | 5,589.100 | | 10.12 | | 56,562 |
| Qualified XII (1.40) | 182.197 | | 10.08 | | 1,837 |
| Qualified XII (1.45) | 3.562 | | 10.07 | | 36 |
| Qualified XV | 490.968 | | 10.20 | | 5,008 |
| Qualified XVI | 715.220 | | 10.05 | | 7,188 |
| Qualified XXI | 126,203.696 | | 10.24 | | 1,292,326 |
| Qualified XLIII | 526.221 | | 10.28 | | 5,410 |
| Qualified LIV | 2,747.292 | | 10.24 | | 28,132 |
| Qualified LVI | 1,214.183 | | 10.39 | | 12,615 |
| | 638,145.783 | | | $ | 6,502,747 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Small Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 597.595 | $ 10.85 | $ 6,484 |
| ING Custom Choice 65 | 559.920 | 11.09 | 6,210 |
| ING MAP PLUS NP1 | 1,259.474 | 11.14 | 14,031 |
| ING MAP PLUS NP3 | 1,104.118 | 11.11 | 12,267 |
| ING MAP PLUS NP9 | 281.665 | 11.02 | 3,104 |
| ING MAP PLUS NP14 | 539.134 | 10.95 | 5,904 |
| ING MAP PLUS NP15 | 2,061.937 | 10.94 | 22,558 |
| ING MAP PLUS NP16 | 1,594.018 | 10.92 | 17,407 |
| ING MAP PLUS NP17 | 4,780.102 | 10.91 | 52,151 |
| ING MAP PLUS NP22 | 55.724 | 10.83 | 603 |
| ING MAP PLUS NP23 | 661.747 | 10.82 | 7,160 |
| ING MAP PLUS NP26 | 1,566.056 | 10.78 | 16,882 |
| ING MAP PLUS NP30 | 99.582 | 10.72 | 1,068 |
| ING MAP PLUS NP32 | 18.047 | 10.69 | 193 |
| Qualified VI | 173,789.088 | 10.85 | 1,885,612 |
| Qualified XII (0.30) | 3,165.816 | 11.12 | 35,204 |
| Qualified XII (0.40) | 6,168.610 | 11.09 | 68,410 |
| Qualified XII (0.50) | 6,555.775 | 11.06 | 72,507 |
| Qualified XII (0.55) | 2,555.219 | 11.05 | 28,235 |
| Qualified XII (0.60) | 1,680.656 | 11.03 | 18,538 |
| Qualified XII (0.65) | 18,071.693 | 11.02 | 199,150 |
| Qualified XII (0.70) | 6,568.074 | 11.00 | 72,249 |
| Qualified XII (0.75) | 5,896.337 | 10.99 | 64,801 |
| Qualified XII (0.80) | 19,783.420 | 10.98 | 217,222 |
| Qualified XII (0.85) | 87,502.422 | 10.96 | 959,027 |
| Qualified XII (0.90) | 1,506.258 | 10.95 | 16,494 |
| Qualified XII (0.95) | 10,983.033 | 10.93 | 120,045 |
| Qualified XII (1.00) | 97,614.163 | 10.92 | 1,065,947 |
| Qualified XII (1.05) | 366.533 | 10.90 | 3,995 |
| Qualified XII (1.10) | 2,520.252 | 10.89 | 27,446 |
| Qualified XII (1.15) | 529.338 | 10.87 | 5,754 |
| Qualified XII (1.20) | 1,828.311 | 10.86 | 19,855 |
| Qualified XII (1.25) | 7,892.629 | 10.85 | 85,635 |
| Qualified XII (1.40) | 377.079 | 10.80 | 4,072 |
| Qualified XII (1.45) | 331.310 | 10.79 | 3,575 |
| Qualified XVI | 246.347 | 10.77 | 2,653 |
| Qualified XXI | 790.518 | 10.98 | 8,680 |
| Qualified XXXVIII | 837.569 | 11.21 | 9,389 |
| Qualified XLIII | 484.837 | 11.01 | 5,338 |
| Qualified LIV | 5,378.783 | 10.98 | 59,059 |
| Qualified LVI | 3,312.501 | 11.14 | 36,901 |
| | 481,915.690 | | $ 5,261,815 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Small Company Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 91,911.518 | $15 to $30.69 | $      1,685,998 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,074.403 | 16.39 | 50,389 |
| ING Custom Choice 65 | 9,745.564 | 15.77 | 153,688 |
| ING MAP PLUS NP6 | 2,166.083 | 16.33 | 35,372 |
| ING MAP PLUS NP9 | 2,256.939 | 16.16 | 36,472 |
| ING MAP PLUS NP11 | 5,754.683 | 16.05 | 92,363 |
| ING MAP PLUS NP12 | 3,449.412 | 15.99 | 55,156 |
| ING MAP PLUS NP14 | 1,097.827 | 15.88 | 17,434 |
| ING MAP PLUS NP15 | 3,312.567 | 15.83 | 52,438 |
| ING MAP PLUS NP16 | 105.801 | 15.77 | 1,668 |
| ING MAP PLUS NP17 | 1,931.295 | 15.72 | 30,360 |
| ING MAP PLUS NP18 | 12,200.842 | 15.66 | 191,065 |
| ING MAP PLUS NP19 | 3,706.811 | 15.61 | 57,863 |
| ING MAP PLUS NP22 | 2,303.430 | 15.45 | 35,588 |
| ING MAP PLUS NP23 | 65.794 | 15.40 | 1,013 |
| ING MAP PLUS NP24 | 4.576 | 15.34 | 70 |
| ING MAP PLUS NP25 | 3,899.213 | 15.29 | 59,619 |
| ING MAP PLUS NP26 | 1,882.226 | 15.24 | 28,685 |
| ING MAP PLUS NP27 | 445.809 | 15.18 | 6,767 |
| ING MAP PLUS NP28 | 873.780 | 15.13 | 13,220 |
| ING MAP PLUS NP29 | 3,257.714 | 15.08 | 49,126 |
| ING MAP PLUS NP30 | 240.852 | 15.03 | 3,620 |
| Qualified V | 224.994 | 30.03 | 6,757 |
| Qualified VI | 1,135,531.552 | 30.69 | 34,849,463 |
| Qualified VIII | 358.818 | 30.66 | 11,001 |
| Qualified X (1.15) | 78,419.569 | 31.12 | 2,440,417 |
| Qualified X (1.25) | 93,254.760 | 30.69 | 2,861,989 |
| Qualified XII (0.05) | 45,205.409 | 34.54 | 1,561,395 |
| Qualified XII (0.20) | 19,003.470 | 23.47 | 446,011 |
| Qualified XII (0.25) | 88,279.174 | 23.32 | 2,058,670 |
| Qualified XII (0.30) | 97,110.134 | 23.17 | 2,250,042 |
| Qualified XII (0.35) | 2,112.244 | 23.03 | 48,645 |
| Qualified XII (0.40) | 46,900.615 | 34.19 | 1,603,532 |
| Qualified XII (0.45) | 454.223 | 22.74 | 10,329 |
| Qualified XII (0.50) | 136,325.267 | 22.94 | 3,127,302 |
| Qualified XII (0.55) | 56,392.313 | 22.46 | 1,266,571 |
| Qualified XII (0.60) | 82,370.078 | 22.31 | 1,837,676 |
| Qualified XII (0.65) | 126,681.021 | 22.17 | 2,808,518 |
| Qualified XII (0.70) | 89,391.138 | 22.03 | 1,969,287 |
| Qualified XII (0.75) | 187,959.463 | 21.90 | 4,116,312 |
| Qualified XII (0.80) | 415,573.958 | 23.20 | 9,641,316 |
| Qualified XII (0.85) | 208,725.784 | 32.43 | 6,768,977 |
| Qualified XII (0.90) | 22,782.184 | 22.34 | 508,954 |
| Qualified XII (0.95) | 145,176.623 | 31.98 | 4,642,748 |
| Qualified XII (1.00) | 569,735.401 | 31.76 | 18,094,796 |
| Qualified XII (1.05) | 24,030.784 | 31.55 | 758,171 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Small Company Portfolio - Class I (continued)** | | | |
| Qualified XII (1.10) | 34,081.484 | $ 31.33 | $ 1,067,773 |
| Qualified XII (1.15) | 44,898.249 | 31.12 | 1,397,234 |
| Qualified XII (1.20) | 10,137.019 | 30.90 | 313,234 |
| Qualified XII (1.25) | 28,456.799 | 30.69 | 873,339 |
| Qualified XII (1.30) | 2,257.953 | 30.48 | 68,822 |
| Qualified XII (1.40) | 4,764.741 | 30.07 | 143,276 |
| Qualified XII (1.45) | 472.098 | 29.86 | 14,097 |
| Qualified XII (1.50) | 2,327.348 | 29.66 | 69,029 |
| Qualified XIII | 1.616 | 31.98 | 52 |
| Qualified XV | 8,936.396 | 31.98 | 285,786 |
| Qualified XVI | 34,663.830 | 29.66 | 1,028,129 |
| Qualified XVII | 2,753.383 | 30.69 | 84,501 |
| Qualified XVIII | 4,653.981 | 32.19 | 149,812 |
| Qualified XXVI | 1,173.165 | 32.30 | 37,893 |
| Qualified XXVII | 764,341.314 | 15.49 | 11,839,647 |
| Qualified XXVIII | 168,968.022 | 16.51 | 2,789,662 |
| Qualified XXXII | 4,142.160 | 15.95 | 66,067 |
| Qualified XXXIV | 2,497.052 | 10.30 | 25,720 |
| Qualified XXXVI | 19,020.744 | 17.99 | 342,183 |
| Qualified XXXVIII | 46,092.966 | 10.49 | 483,515 |
| Qualified XLIII | 1,077.519 | 10.30 | 11,098 |
| Qualified LIV | 66,641.793 | 15.55 | 1,036,280 |
| Qualified LVI | 74,554.542 | 15.91 | 1,186,163 |
| | 5,152,600.289 | | $ 129,660,165 |
| **ING Small Company Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 11,186.806 | $ 13.34 | $ 149,232 |
| **ING U.S. Bond Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,194.672 | $ 11.16 | $ 35,653 |
| ING Custom Choice 65 | 19.426 | 11.42 | 222 |
| ING MAP PLUS NP14 | 542.488 | 11.28 | 6,119 |
| ING MAP PLUS NP15 | 4,904.072 | 11.27 | 55,269 |
| ING MAP PLUS NP22 | 349.552 | 11.16 | 3,901 |
| ING MAP PLUS NP26 | 740.138 | 11.10 | 8,216 |
| ING MAP PLUS NP27 | 3,374.808 | 11.09 | 37,427 |
| Qualified VI | 156,460.943 | 11.16 | 1,746,104 |
| Qualified XII (0.30) | 9,819.785 | 11.45 | 112,437 |
| Qualified XII (0.40) | 7,306.315 | 11.42 | 83,438 |
| Qualified XII (0.50) | 8,068.089 | 11.39 | 91,896 |
| Qualified XII (0.55) | 21,361.058 | 11.37 | 242,875 |
| Qualified XII (0.60) | 2,464.546 | 11.36 | 27,997 |
| Qualified XII (0.65) | 3,487.974 | 11.34 | 39,554 |
| Qualified XII (0.70) | 9,821.883 | 11.33 | 111,282 |
| Qualified XII (0.75) | 7,469.631 | 11.31 | 84,482 |
| Qualified XII (0.80) | 77,140.371 | 11.30 | 871,686 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING U.S. Bond Index Portfolio - Class I (continued)** | | | |
| Qualified XII (0.85) | 13,893.478 | $ 11.28 | $ 156,718 |
| Qualified XII (0.90) | 6,520.508 | 11.27 | 73,486 |
| Qualified XII (0.95) | 16,755.140 | 11.25 | 188,495 |
| Qualified XII (1.00) | 69,523.230 | 11.24 | 781,441 |
| Qualified XII (1.05) | 6,745.223 | 11.22 | 75,681 |
| Qualified XII (1.10) | 4,472.582 | 11.21 | 50,138 |
| Qualified XII (1.15) | 10,490.275 | 11.19 | 117,386 |
| Qualified XII (1.20) | 895.932 | 11.18 | 10,017 |
| Qualified XII (1.25) | 11,089.557 | 11.16 | 123,759 |
| Qualified XII (1.40) | 4,237.595 | 11.12 | 47,122 |
| Qualified XII (1.45) | 3.729 | 11.11 | 41 |
| Qualified XII (1.50) | 110.866 | 11.09 | 1,230 |
| Qualified XVI | 1,874.446 | 11.09 | 20,788 |
| Qualified XVII | 380.645 | 11.16 | 4,248 |
| Qualified XXI | 8,967.349 | 11.30 | 101,331 |
| Qualified XXVI | 26.659 | 11.28 | 301 |
| Qualified XXXIV | 117.906 | 11.33 | 1,336 |
| Qualified XXXVIII | 538.654 | 11.54 | 6,216 |
| Qualified XLIII | 408.527 | 11.34 | 4,633 |
| Qualified LIV | 2,833.986 | 11.30 | 32,024 |
| Qualified LVI | 742.362 | 11.46 | 8,507 |
| | 477,154.400 | | $ 5,363,456 |
| | | | |
| **ING International Value Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 182,898.904 | $ 13.79 | $ 2,522,176 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 624.482 | 13.24 | 8,268 |
| ING Custom Choice 65 | 2,979.256 | 12.31 | 36,675 |
| ING MAP PLUS NP3 | 220.746 | 13.84 | 3,055 |
| ING MAP PLUS NP10 | 1,364.937 | 13.51 | 18,440 |
| ING MAP PLUS NP11 | 7,325.785 | 13.47 | 98,678 |
| ING MAP PLUS NP12 | 809.813 | 13.42 | 10,868 |
| ING MAP PLUS NP13 | 800.517 | 13.37 | 10,703 |
| ING MAP PLUS NP15 | 6,467.639 | 13.28 | 85,890 |
| ING MAP PLUS NP20 | 4,805.920 | 13.05 | 62,717 |
| ING MAP PLUS NP23 | 1,047.934 | 12.92 | 13,539 |
| ING MAP PLUS NP25 | 772.438 | 12.83 | 9,910 |
| ING MAP PLUS NP26 | 470.714 | 12.79 | 6,020 |
| ING MAP PLUS NP27 | 1,769.925 | 12.74 | 22,549 |
| ING MAP PLUS NP28 | 804.905 | 12.70 | 10,222 |
| ING MAP PLUS NP32 | 242.727 | 12.52 | 3,039 |
| ING MAP PLUS NP35 | 0.421 | 12.39 | 5 |
| Qualified V | 215.478 | 13.00 | 2,801 |
| Qualified VI | 732,522.492 | 13.20 | 9,669,297 |
| Qualified X (1.15) | 58,376.476 | 13.32 | 777,575 |
| Qualified X (1.25) | 159,945.341 | 13.20 | 2,111,278 |
| Qualified XII (0.00) | 124.578 | 14.85 | 1,850 |
| Qualified XII (0.10) | 45.199 | 14.71 | 665 |
| Qualified XII (0.20) | 156,340.356 | 14.58 | 2,279,442 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Value Portfolio - Class I (continued)** | | | |
| Qualified XII (0.25) | 31,782.667 | $ 14.51 | $ 461,166 |
| Qualified XII (0.30) | 97,634.429 | 14.44 | 1,409,841 |
| Qualified XII (0.40) | 137,069.663 | 14.30 | 1,960,096 |
| Qualified XII (0.50) | 150,702.176 | 14.17 | 2,135,450 |
| Qualified XII (0.55) | 27,798.989 | 14.10 | 391,966 |
| Qualified XII (0.60) | 2,290,106.250 | 14.03 | 32,130,191 |
| Qualified XII (0.65) | 56,691.866 | 13.97 | 791,985 |
| Qualified XII (0.70) | 29,244.129 | 13.90 | 406,493 |
| Qualified XII (0.75) | 81,606.793 | 13.84 | 1,129,438 |
| Qualified XII (0.80) | 147,300.820 | 13.77 | 2,028,332 |
| Qualified XII (0.85) | 93,909.862 | 13.71 | 1,287,504 |
| Qualified XII (0.90) | 8,004.495 | 13.64 | 109,181 |
| Qualified XII (0.95) | 95,677.250 | 13.58 | 1,299,297 |
| Qualified XII (1.00) | 508,604.742 | 13.51 | 6,871,250 |
| Qualified XII (1.05) | 9,063.990 | 13.45 | 121,911 |
| Qualified XII (1.10) | 22,912.297 | 13.39 | 306,796 |
| Qualified XII (1.15) | 55,009.914 | 13.32 | 732,732 |
| Qualified XII (1.20) | 9,118.404 | 13.26 | 120,910 |
| Qualified XII (1.25) | 37,640.936 | 13.20 | 496,860 |
| Qualified XII (1.30) | 3,177.441 | 13.14 | 41,752 |
| Qualified XII (1.35) | 64.236 | 13.07 | 840 |
| Qualified XII (1.40) | 3,792.164 | 13.01 | 49,336 |
| Qualified XII (1.45) | 823.795 | 12.95 | 10,668 |
| Qualified XII (1.50) | 806.563 | 12.89 | 10,397 |
| Qualified XIII | 1,161.522 | 13.58 | 15,773 |
| Qualified XV | 3,661.050 | 13.58 | 49,717 |
| Qualified XVI | 24,040.857 | 12.89 | 309,887 |
| Qualified XVII | 650.683 | 13.20 | 8,589 |
| Qualified XVIII | 6,729.687 | 13.20 | 88,832 |
| Qualified XXI | 36,876.051 | 13.77 | 507,783 |
| Qualified XXVI | 1,516.017 | 13.75 | 20,845 |
| Qualified XXVIII | 689,468.311 | 15.07 | 10,390,287 |
| Qualified XXXII | 1,597.530 | 13.53 | 21,615 |
| Qualified XXXIII (0.65) | 35,172.335 | 13.89 | 488,544 |
| Qualified XXXIV | 2,669.887 | 7.28 | 19,437 |
| Qualified XXXVIII | 14,469.031 | 7.41 | 107,216 |
| Qualified XLIII | 43.282 | 7.28 | 315 |
| Qualified LIV | 3,515.340 | 12.14 | 42,676 |
| Qualified LVI | 19,038.742 | 12.42 | 236,461 |
| | 6,060,131.179 | | $ 84,378,031 |
| | | | |
| **ING International Value Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 23,705.573 | $ 11.09 | $ 262,895 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MidCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 967.029 | $ 18.23 | $ 17,629 |
| ING Custom Choice 65 | 1,753.295 | 17.86 | 31,314 |
| Qualified VI | 486,919.502 | 16.41 | 7,990,349 |
| Qualified X (1.15) | 9,950.280 | 16.56 | 164,777 |
| Qualified X (1.25) | 43,946.584 | 16.41 | 721,163 |
| Qualified XII (0.00) | 31,947.517 | 18.47 | 590,071 |
| Qualified XII (0.25) | 14,879.516 | 18.04 | 268,426 |
| Qualified XII (0.30) | 30,161.229 | 17.95 | 541,394 |
| Qualified XII (0.40) | 15,716.029 | 17.78 | 279,431 |
| Qualified XII (0.50) | 13,626.815 | 17.61 | 239,968 |
| Qualified XII (0.55) | 20,037.223 | 17.53 | 351,253 |
| Qualified XII (0.60) | 15,845.015 | 17.45 | 276,496 |
| Qualified XII (0.65) | 41,175.768 | 17.37 | 715,223 |
| Qualified XII (0.70) | 5,907.217 | 17.28 | 102,077 |
| Qualified XII (0.75) | 69,771.137 | 17.20 | 1,200,064 |
| Qualified XII (0.80) | 103,333.447 | 17.12 | 1,769,069 |
| Qualified XII (0.85) | 64,502.516 | 17.04 | 1,099,123 |
| Qualified XII (0.90) | 23,982.500 | 16.96 | 406,743 |
| Qualified XII (0.95) | 89,863.566 | 16.88 | 1,516,897 |
| Qualified XII (1.00) | 198,548.940 | 16.80 | 3,335,622 |
| Qualified XII (1.05) | 1,739.583 | 16.72 | 29,086 |
| Qualified XII (1.10) | 27,018.866 | 16.64 | 449,594 |
| Qualified XII (1.15) | 6,689.271 | 16.56 | 110,774 |
| Qualified XII (1.20) | 1,552.015 | 16.49 | 25,593 |
| Qualified XII (1.25) | 16,151.044 | 16.41 | 265,039 |
| Qualified XII (1.30) | 478.559 | 16.33 | 7,815 |
| Qualified XII (1.35) | 13.424 | 16.25 | 218 |
| Qualified XII (1.40) | 1,671.988 | 16.18 | 27,053 |
| Qualified XII (1.45) | 291.744 | 16.10 | 4,697 |
| Qualified XII (1.50) | 22.114 | 16.02 | 354 |
| Qualified XIII | 353.640 | 16.88 | 5,969 |
| Qualified XV | 270.015 | 16.88 | 4,558 |
| Qualified XVI | 9,145.217 | 16.02 | 146,506 |
| Qualified XVIII | 10,685.695 | 16.41 | 175,352 |
| Qualified XXVI | 1,214.064 | 17.09 | 20,748 |
| Qualified XXXII | 1,629.172 | 18.01 | 29,341 |
| Qualified XXXIV | 626.133 | 11.54 | 7,226 |
| Qualified XXXVIII | 26,749.586 | 11.75 | 314,308 |
| Qualified XLIII | 117.514 | 11.54 | 1,356 |
| Qualified LIV | 8,034.207 | 17.60 | 141,402 |
| Qualified LVI | 12,597.634 | 18.01 | 226,883 |
| | 1,409,886.610 | | $ 23,610,961 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MidCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP4 | 2,043.591 | $ 12.35 | $ 25,238 |
| ING MAP PLUS NP6 | 192.934 | 12.34 | 2,381 |
| ING MAP PLUS NP8 | 34,304.284 | 12.34 | 423,315 |
| ING MAP PLUS NP9 | 8,219.729 | 12.33 | 101,349 |
| ING MAP PLUS NP10 | 2,897.265 | 12.33 | 35,723 |
| ING MAP PLUS NP11 | 16,102.380 | 12.32 | 198,381 |
| ING MAP PLUS NP13 | 2,506.206 | 12.32 | 30,876 |
| ING MAP PLUS NP14 | 31,985.413 | 12.31 | 393,740 |
| ING MAP PLUS NP15 | 18,510.846 | 12.31 | 227,869 |
| ING MAP PLUS NP17 | 13,900.680 | 12.30 | 170,978 |
| ING MAP PLUS NP19 | 8,307.204 | 12.29 | 102,096 |
| ING MAP PLUS NP20 | 18,241.895 | 12.29 | 224,193 |
| ING MAP PLUS NP21 | 11,266.197 | 12.28 | 138,349 |
| ING MAP PLUS NP22 | 1,042.444 | 12.28 | 12,801 |
| ING MAP PLUS NP23 | 818.477 | 12.28 | 10,051 |
| ING MAP PLUS NP25 | 520.594 | 12.27 | 6,388 |
| ING MAP PLUS NP26 | 1,820.725 | 12.26 | 22,322 |
| ING MAP PLUS NP27 | 412.457 | 12.26 | 5,057 |
| ING MAP PLUS NP28 | 217.337 | 12.26 | 2,665 |
| ING MAP PLUS NP29 | 2,795.946 | 12.25 | 34,250 |
| ING MAP PLUS NP32 | 167.287 | 12.24 | 2,048 |
| ING MAP PLUS NP36 | 36.688 | 12.22 | 448 |
| Qualified XXXV | 21,734.065 | 15.81 | 343,616 |
| | 198,044.644 | | $ 2,514,134 |
| **ING SmallCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,055.652 | $ 16.75 | $ 51,182 |
| ING Custom Choice 65 | 2,945.353 | 16.56 | 48,775 |
| ING MAP PLUS NP3 | 370.237 | 17.09 | 6,327 |
| ING MAP PLUS NP11 | 380.943 | 16.98 | 6,468 |
| Qualified V | 67.869 | 10.42 | 707 |
| Qualified VI | 426,249.754 | 10.57 | 4,505,460 |
| Qualified X (1.15) | 13,140.236 | 10.67 | 140,206 |
| Qualified X (1.25) | 42,299.027 | 10.57 | 447,101 |
| Qualified XII (0.20) | 56.099 | 11.68 | 655 |
| Qualified XII (0.25) | 35,168.737 | 11.62 | 408,661 |
| Qualified XII (0.30) | 326,577.023 | 11.57 | 3,778,496 |
| Qualified XII (0.40) | 6,371.852 | 11.46 | 73,021 |
| Qualified XII (0.50) | 29,842.338 | 11.35 | 338,711 |
| Qualified XII (0.55) | 22,231.728 | 11.30 | 251,219 |
| Qualified XII (0.60) | 24,028.342 | 11.24 | 270,079 |
| Qualified XII (0.65) | 216,613.143 | 11.19 | 2,423,901 |
| Qualified XII (0.70) | 10,359.143 | 11.14 | 115,401 |
| Qualified XII (0.75) | 19,422.052 | 11.09 | 215,391 |
| Qualified XII (0.80) | 103,262.675 | 11.03 | 1,138,987 |
| Qualified XII (0.85) | 63,956.369 | 10.98 | 702,241 |
| Qualified XII (0.90) | 6,339.764 | 10.93 | 69,294 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING SmallCap Opportunities Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XII (0.95) | 63,399.854 | $ 10.88 | $ 689,790 |
| Qualified XII (1.00) | 373,908.456 | 10.83 | 4,049,429 |
| Qualified XII (1.05) | 2,661.446 | 10.78 | 28,690 |
| Qualified XII (1.10) | 15,111.762 | 10.73 | 162,149 |
| Qualified XII (1.15) | 10,165.879 | 10.67 | 108,470 |
| Qualified XII (1.20) | 1,054.237 | 10.62 | 11,196 |
| Qualified XII (1.25) | 17,754.987 | 10.57 | 187,670 |
| Qualified XII (1.30) | 1,276.692 | 10.52 | 13,431 |
| Qualified XII (1.40) | 3,000.321 | 10.43 | 31,293 |
| Qualified XII (1.45) | 479.492 | 10.38 | 4,977 |
| Qualified XV | 402.807 | 10.88 | 4,383 |
| Qualified XVI | 4,742.315 | 10.33 | 48,988 |
| Qualified XXVI | 665.457 | 11.01 | 7,327 |
| Qualified XXXII | 475.871 | 15.68 | 7,462 |
| Qualified XXXIV | 83.564 | 10.80 | 902 |
| Qualified XXXVIII | 11,109.298 | 11.00 | 122,202 |
| Qualified XLIII | 317.260 | 10.81 | 3,430 |
| Qualified LIV | 10,430.024 | 16.33 | 170,322 |
| Qualified LVI | 3,362.306 | 16.71 | 56,184 |
| | 1,873,140.364 | | $ 20,700,578 |
| | | | |
| **ING SmallCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 15,136.213 | $ 14.06 | $ 212,815 |
| | | | |
| **Invesco Mid Cap Core Equity Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP4 | 2,905.213 | $ 15.22 | $ 44,217 |
| ING MAP PLUS NP9 | 116.346 | 14.96 | 1,741 |
| ING MAP PLUS NP11 | 15,256.032 | 14.86 | 226,705 |
| ING MAP PLUS NP14 | 4,035.501 | 14.71 | 59,362 |
| ING MAP PLUS NP15 | 1,784.227 | 14.65 | 26,139 |
| ING MAP PLUS NP17 | 5,277.645 | 14.55 | 76,790 |
| ING MAP PLUS NP18 | 6,354.831 | 14.50 | 92,145 |
| ING MAP PLUS NP22 | 139.600 | 14.30 | 1,996 |
| ING MAP PLUS NP23 | 2,284.245 | 14.26 | 32,573 |
| ING MAP PLUS NP26 | 179.451 | 14.11 | 2,532 |
| ING MAP PLUS NP28 | 4.385 | 14.01 | 61 |
| ING MAP PLUS NP30 | 13.884 | 13.91 | 193 |
| ING MAP PLUS NP32 | 11.507 | 13.82 | 159 |
| Qualified VI | 57,907.145 | 13.63 | 789,274 |
| Qualified XII (0.00) | 45,029.086 | 13.91 | 626,355 |
| Qualified XII (0.30) | 666.257 | 13.84 | 9,221 |
| Qualified XII (0.40) | 5,446.574 | 13.82 | 75,272 |
| Qualified XII (0.50) | 235.727 | 13.80 | 3,253 |
| Qualified XII (0.55) | 47.545 | 13.79 | 656 |
| Qualified XII (0.60) | 1,004.641 | 13.77 | 13,834 |
| Qualified XII (0.65) | 119.376 | 13.76 | 1,643 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Invesco Mid Cap Core Equity Fund - Class A (continued)** | | | |
| Qualified XII (0.70) | 1,818.568 | $ 13.75 | $ 25,005 |
| Qualified XII (0.75) | 1,250.285 | 13.74 | 17,179 |
| Qualified XII (0.80) | 1,805.452 | 13.73 | 24,789 |
| Qualified XII (0.85) | 11,935.988 | 13.72 | 163,762 |
| Qualified XII (0.90) | 2,333.065 | 13.71 | 31,986 |
| Qualified XII (0.95) | 11,631.780 | 13.70 | 159,355 |
| Qualified XII (1.00) | 31,604.738 | 16.69 | 527,483 |
| Qualified XII (1.05) | 34.685 | 13.67 | 474 |
| Qualified XII (1.10) | 466.952 | 13.66 | 6,379 |
| Qualified XII (1.15) | 2,007.931 | 13.65 | 27,408 |
| Qualified XII (1.20) | 910.078 | 13.64 | 12,413 |
| Qualified XII (1.25) | 2,441.841 | 13.63 | 33,282 |
| Qualified XII (1.45) | 394.247 | 13.58 | 5,354 |
| Qualified XII (1.50) | 171.671 | 13.57 | 2,330 |
| Qualified XVI | 618.267 | 13.57 | 8,390 |
| Qualified XXVII | 139,645.290 | 13.87 | 1,936,880 |
| Qualified LIV | 1,693.521 | 13.73 | 23,252 |
| Qualified LVI | 1,783.818 | 13.85 | 24,706 |
| | 361,367.395 | | $ 5,114,548 |
| | | | |
| **Invesco Small Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 2,882.472 | $ 14.48 | $ 41,738 |
| | | | |
| **Invesco Global Health Care Fund - Investor Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 834.338 | $ 33.40 | $ 27,867 |
| ING MAP PLUS NP11 | 679.163 | 33.22 | 22,562 |
| ING MAP PLUS NP14 | 6.141 | 32.95 | 202 |
| ING MAP PLUS NP17 | 363.300 | 32.68 | 11,873 |
| ING MAP PLUS NP19 | 46.633 | 32.50 | 1,516 |
| ING MAP PLUS NP21 | 2,249.054 | 32.32 | 72,689 |
| ING MAP PLUS NP26 | 1,363.907 | 31.88 | 43,481 |
| ING MAP PLUS NP29 | 84.931 | 31.62 | 2,686 |
| | 5,627.467 | | $ 182,876 |
| | | | |
| **Invesco U.S. Small Cap Value Fund - Class Y** | | | |
| Contracts in accumulation period: | | | |
| Qualified XLII | 463,451.048 | $ 12.59 | $ 5,834,849 |
| | | | |
| **Invesco Van Kampen Small Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP3 | 185.055 | $ 16.68 | $ 3,087 |
| ING MAP PLUS NP11 | 4,432.911 | 16.57 | 73,453 |
| ING MAP PLUS NP13 | 310.394 | 16.55 | 5,137 |
| ING MAP PLUS NP17 | 1,711.493 | 16.49 | 28,223 |
| ING MAP PLUS NP26 | 422.695 | 16.37 | 6,920 |
| ING MAP PLUS NP32 | 183.516 | 16.29 | 2,989 |
| | 7,246.064 | | $ 119,809 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Invesco V.I. Capital Appreciation Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 6,471.960 | $5.44 to $11.1 | $ 36,673 |
| Contracts in accumulation period: | | | |
| Qualified VI | 878,537.925 | 8.92 | 7,836,558 |
| Qualified VIII | 1,888.320 | 8.91 | 16,825 |
| Qualified X (1.15) | 41,795.541 | 9.02 | 376,996 |
| Qualified X (1.25) | 67,966.304 | 8.92 | 606,259 |
| Qualified XII (0.05) | 3,474.610 | 9.95 | 34,572 |
| Qualified XII (0.20) | 2,004.847 | 10.08 | 20,209 |
| Qualified XII (0.25) | 9,173.295 | 10.02 | 91,916 |
| Qualified XII (0.30) | 24,437.608 | 9.97 | 243,643 |
| Qualified XII (0.40) | 16,595.330 | 9.85 | 163,464 |
| Qualified XII (0.50) | 26,789.011 | 9.74 | 260,925 |
| Qualified XII (0.55) | 27,874.259 | 9.68 | 269,823 |
| Qualified XII (0.60) | 11,110.884 | 9.62 | 106,887 |
| Qualified XII (0.65) | 131,960.460 | 9.57 | 1,262,862 |
| Qualified XII (0.70) | 33,581.305 | 9.51 | 319,358 |
| Qualified XII (0.75) | 38,890.126 | 9.46 | 367,901 |
| Qualified XII (0.80) | 79,761.184 | 9.40 | 749,755 |
| Qualified XII (0.85) | 203,996.194 | 9.35 | 1,907,364 |
| Qualified XII (0.90) | 9,375.293 | 9.29 | 87,096 |
| Qualified XII (0.95) | 158,568.251 | 9.24 | 1,465,171 |
| Qualified XII (1.00) | 172,736.598 | 9.18 | 1,585,722 |
| Qualified XII (1.05) | 29,121.862 | 9.13 | 265,883 |
| Qualified XII (1.10) | 56,122.039 | 9.08 | 509,588 |
| Qualified XII (1.15) | 20,189.086 | 9.02 | 182,106 |
| Qualified XII (1.20) | 28,198.754 | 8.97 | 252,943 |
| Qualified XII (1.25) | 39,530.564 | 8.92 | 352,613 |
| Qualified XII (1.30) | 266.980 | 8.87 | 2,368 |
| Qualified XII (1.35) | 1,290.000 | 8.81 | 11,365 |
| Qualified XII (1.40) | 15,152.519 | 8.76 | 132,736 |
| Qualified XII (1.45) | 4,261.982 | 8.71 | 37,122 |
| Qualified XII (1.50) | 1,384.536 | 8.66 | 11,990 |
| Qualified XV | 10,717.726 | 9.21 | 98,710 |
| Qualified XVI | 32,548.002 | 8.66 | 281,866 |
| Qualified XVIII | 333.732 | 8.92 | 2,977 |
| Qualified XXVI | 5,527.056 | 9.24 | 51,070 |
| Qualified XXVII | 323,134.578 | 5.66 | 1,828,942 |
| Qualified XXXII | 284.267 | 10.44 | 2,968 |
| Qualified XXXIV | 10,894.334 | 7.69 | 83,777 |
| Qualified XXXVI | 1,063.688 | 10.58 | 11,254 |
| Qualified XXXVIII | 7,246.051 | 7.83 | 56,737 |
| Qualified XLIII | 1,108.743 | 7.69 | 8,526 |
| Qualified LIV | 6,451.333 | 10.79 | 69,610 |
| Qualified LVI | 26,914.546 | 11.03 | 296,867 |
| | 2,568,731.683 | | $ 22,361,997 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Invesco V.I. Core Equity Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 45,613.260 | $12.42 to $13.82 | $ 626,192 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 7,401.684 | 13.24 | 97,998 |
| Qualified VI | 1,254,149.431 | 10.05 | 12,604,202 |
| Qualified X (1.15) | 46,783.462 | 10.17 | 475,788 |
| Qualified X (1.25) | 61,888.945 | 10.05 | 621,984 |
| Qualified XII (0.05) | 14,066.386 | 11.22 | 157,825 |
| Qualified XII (0.20) | 4,670.821 | 11.37 | 53,107 |
| Qualified XII (0.25) | 8,436.623 | 11.30 | 95,334 |
| Qualified XII (0.30) | 38,020.054 | 11.23 | 426,965 |
| Qualified XII (0.35) | 999.831 | 11.17 | 11,168 |
| Qualified XII (0.40) | 18,662.808 | 11.10 | 207,157 |
| Qualified XII (0.50) | 33,378.347 | 10.97 | 366,160 |
| Qualified XII (0.55) | 51,813.404 | 10.91 | 565,284 |
| Qualified XII (0.60) | 23,181.394 | 10.85 | 251,518 |
| Qualified XII (0.65) | 113,683.903 | 10.78 | 1,225,512 |
| Qualified XII (0.70) | 35,048.132 | 10.72 | 375,716 |
| Qualified XII (0.75) | 58,780.766 | 10.66 | 626,603 |
| Qualified XII (0.80) | 132,309.498 | 10.60 | 1,402,481 |
| Qualified XII (0.85) | 209,384.345 | 10.53 | 2,204,817 |
| Qualified XII (0.90) | 12,998.202 | 10.47 | 136,091 |
| Qualified XII (0.95) | 192,818.712 | 10.41 | 2,007,243 |
| Qualified XII (1.00) | 437,015.594 | 10.35 | 4,523,111 |
| Qualified XII (1.05) | 59,066.493 | 10.29 | 607,794 |
| Qualified XII (1.10) | 76,128.204 | 10.23 | 778,792 |
| Qualified XII (1.15) | 30,365.214 | 10.17 | 308,814 |
| Qualified XII (1.20) | 31,272.920 | 10.11 | 316,169 |
| Qualified XII (1.25) | 55,094.982 | 10.05 | 553,705 |
| Qualified XII (1.30) | 3,477.941 | 9.99 | 34,745 |
| Qualified XII (1.35) | 4,182.312 | 9.94 | 41,572 |
| Qualified XII (1.40) | 13,392.104 | 9.88 | 132,314 |
| Qualified XII (1.45) | 2,609.073 | 9.82 | 25,621 |
| Qualified XII (1.50) | 2,109.239 | 9.76 | 20,586 |
| Qualified XV | 6,993.684 | 10.39 | 72,664 |
| Qualified XVI | 34,207.316 | 9.76 | 333,863 |
| Qualified XVII | 2,071.495 | 10.06 | 20,839 |
| Qualified XVIII | 3,039.173 | 10.06 | 30,574 |
| Qualified XXVI | 4,853.439 | 10.42 | 50,573 |
| Qualified XXVII | 590,491.969 | 8.17 | 4,824,319 |
| Qualified XXXII | 471.203 | 13.51 | 6,366 |
| Qualified XXXIII (0.65) | 7,328.287 | 13.99 | 102,523 |
| Qualified XXXIV | 12,119.092 | 9.49 | 115,010 |
| Qualified XXXVI | 1,213.256 | 14.12 | 17,131 |
| Qualified XXXVIII | 26,418.827 | 9.66 | 255,206 |
| Qualified XLIII | 205.896 | 9.49 | 1,954 |
| Qualified LIV | 4,343.296 | 13.04 | 56,637 |
| Qualified LVI | 47,829.211 | 13.33 | 637,563 |
| | 3,820,390.228 | | $ 38,407,590 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 5,314.419 | $ 35.55 | $ 188,928 |
| Qualified XII (0.50) | 195.770 | 24.26 | 4,749 |
| Qualified XII (0.55) | 4.744 | 22.93 | 109 |
| Qualified XII (0.65) | 540.241 | 22.65 | 12,236 |
| Qualified XII (0.70) | 1.315 | 22.50 | 30 |
| Qualified XII (0.85) | 13.279 | 33.56 | 446 |
| Qualified XII (0.90) | 354.492 | 23.26 | 8,245 |
| Qualified XII (0.95) | 151.079 | 33.07 | 4,996 |
| Qualified XII (1.00) | 193.693 | 32.83 | 6,359 |
| Qualified XII (1.15) | 49.904 | 32.12 | 1,603 |
| Qualified XII (1.20) | 34.569 | 31.88 | 1,102 |
| Qualified XII (1.40) | 0.074 | 30.96 | 2 |
| Qualified XVII | 367.009 | 35.55 | 13,047 |
| | 7,220.588 | | $ 241,852 |
| **Janus Aspen Series Enterprise Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 9,639.026 | $ 31.51 | $ 303,726 |
| Qualified XII (0.45) | 0.050 | 20.08 | 1 |
| Qualified XII (0.50) | 204.409 | 20.64 | 4,219 |
| Qualified XII (0.55) | 6.020 | 19.83 | 119 |
| Qualified XII (0.65) | 96.937 | 19.58 | 1,898 |
| Qualified XII (0.70) | 818.134 | 19.46 | 15,921 |
| Qualified XII (0.80) | 262.049 | 20.72 | 5,430 |
| Qualified XII (0.85) | 438.403 | 22.33 | 9,790 |
| Qualified XII (0.90) | 166.106 | 20.12 | 3,342 |
| Qualified XII (0.95) | 162.125 | 22.00 | 3,567 |
| Qualified XII (1.00) | 8.961 | 21.84 | 196 |
| Qualified XII (1.20) | 629.477 | 21.21 | 13,351 |
| Qualified XII (1.50) | 12.740 | 20.30 | 259 |
| Qualified XVII | 37.745 | 31.51 | 1,189 |
| | 12,482.182 | | $ 363,008 |
| **Janus Aspen Series Flexible Bond Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,484.022 | $ 27.94 | $ 41,464 |
| Qualified X (1.25) | 7.795 | 18.80 | 147 |
| Qualified XII (0.50) | 21.193 | 21.01 | 445 |
| Qualified XII (0.55) | 23.424 | 20.49 | 480 |
| Qualified XII (0.60) | 0.229 | 20.36 | 5 |
| Qualified XII (0.65) | 161.175 | 20.23 | 3,261 |
| Qualified XII (0.70) | 536.688 | 20.10 | 10,787 |
| Qualified XII (0.80) | 20.212 | 20.27 | 410 |
| Qualified XII (0.85) | 1.343 | 24.76 | 33 |
| Qualified XII (0.90) | 179.106 | 20.02 | 3,586 |
| Qualified XII (0.95) | 26.643 | 24.40 | 650 |
| Qualified XII (1.00) | 179.156 | 24.22 | 4,339 |
| Qualified XII (1.15) | 11.384 | 23.69 | 270 |
| Qualified XII (1.50) | 7.948 | 22.51 | 179 |
| | 2,660.318 | | $ 66,056 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Janus Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,756.837 | $ 20.95 | $ 57,756 |
| Qualified X (1.25) | 18.553 | 22.41 | 416 |
| Qualified XII (0.50) | 222.060 | 13.76 | 3,056 |
| Qualified XII (0.55) | 8.367 | 12.89 | 108 |
| Qualified XII (0.65) | 75.439 | 12.73 | 960 |
| Qualified XII (0.70) | 1,000.157 | 12.65 | 12,652 |
| Qualified XII (0.80) | 55.828 | 13.75 | 768 |
| Qualified XII (0.85) | 21.367 | 18.99 | 406 |
| Qualified XII (0.90) | 206.893 | 13.19 | 2,729 |
| Qualified XII (0.95) | 72.142 | 18.72 | 1,350 |
| Qualified XII (1.00) | 9.536 | 18.58 | 177 |
| Qualified XII (1.05) | 0.653 | 18.45 | 12 |
| Qualified XII (1.40) | 3.561 | 17.52 | 62 |
| Qualified XXXIV | 220.036 | 9.10 | 2,002 |
| | 4,671.429 | | $ 82,454 |
| **Janus Aspen Series Worldwide Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 5,018.900 | $ 23.10 | $ 115,937 |
| Qualified XII (0.45) | 0.092 | 12.22 | 1 |
| Qualified XII (0.50) | 244.688 | 13.63 | 3,335 |
| Qualified XII (0.65) | 253.757 | 11.92 | 3,025 |
| Qualified XII (0.70) | 916.265 | 11.85 | 10,858 |
| Qualified XII (0.80) | 325.658 | 13.75 | 4,478 |
| Qualified XII (0.85) | 92.411 | 20.05 | 1,853 |
| Qualified XII (0.90) | 335.844 | 13.29 | 4,463 |
| Qualified XII (0.95) | 77.030 | 19.76 | 1,522 |
| Qualified XII (1.00) | 252.973 | 19.62 | 4,963 |
| Qualified XII (1.15) | 77.649 | 19.19 | 1,490 |
| Qualified XII (1.20) | 177.360 | 19.05 | 3,379 |
| Qualified XII (1.50) | 4.396 | 18.23 | 80 |
| Qualified XVII | 383.343 | 23.10 | 8,855 |
| | 8,160.366 | | $ 164,239 |
| **Lazard Emerging Markets Equity Portfolio - Open Shares** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 16.072 | $ 12.72 | $ 204 |
| **Lazard U.S. Mid Cap Equity Portfolio - Open Shares** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 21,895.347 | $ 9.03 | $ 197,715 |
| ING MAP PLUS NP17 | 1,062.703 | 8.88 | 9,437 |
| Qualified VI | 48,475.764 | 8.80 | 426,587 |
| Qualified XII (0.00) | 467.163 | 9.22 | 4,307 |
| Qualified XII (0.25) | 1,146.653 | 9.13 | 10,469 |
| Qualified XII (0.40) | 1,188.387 | 9.08 | 10,791 |
| Qualified XII (0.50) | 70,325.103 | 9.05 | 636,442 |
| Qualified XII (0.55) | 352.815 | 9.03 | 3,186 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lazard U.S. Mid Cap Equity Portfolio - Open Shares (continued)** | | | |
| Qualified XII (0.60) | 4,680.095 | $ 9.02 | $ 42,214 |
| Qualified XII (0.65) | 1,076.227 | 9.00 | 9,686 |
| Qualified XII (0.70) | 296.942 | 8.98 | 2,667 |
| Qualified XII (0.75) | 9,317.096 | 8.97 | 83,574 |
| Qualified XII (0.80) | 14,371.954 | 8.95 | 128,629 |
| Qualified XII (0.85) | 70,966.392 | 8.93 | 633,730 |
| Qualified XII (0.95) | 8,407.418 | 8.90 | 74,826 |
| Qualified XII (1.00) | 17,701.527 | 8.88 | 157,190 |
| Qualified XII (1.05) | 273.629 | 8.87 | 2,427 |
| Qualified XII (1.10) | 503.968 | 8.85 | 4,460 |
| Qualified XII (1.15) | 29.824 | 8.84 | 264 |
| Qualified XII (1.20) | 483.065 | 8.82 | 4,261 |
| Qualified XII (1.25) | 656.965 | 8.80 | 5,781 |
| Qualified XII (1.40) | 27.815 | 8.76 | 244 |
| Qualified XII (1.50) | 2,445.427 | 8.72 | 21,324 |
| Qualified XV | 5.725 | 8.90 | 51 |
| Qualified XVI | 3,411.610 | 8.72 | 29,749 |
| Qualified XVII | 292.228 | 8.81 | 2,575 |
| Qualified XXVI | 686.264 | 8.97 | 6,156 |
| Qualified XXXVIII | 136.791 | 9.70 | 1,327 |
| Qualified LVI | 6,106.548 | 9.14 | 55,814 |
| | 286,791.445 | | $ 2,565,883 |
| | | | |
| **LKCM Aquinas Growth Fund** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 116.932 | $ 11.93 | $ 1,395 |
| Qualified XII (1.05) | 21,101.976 | 11.89 | 250,902 |
| Qualified XXXIV | 6,339.599 | 9.99 | 63,333 |
| | 27,558.507 | | $ 315,630 |
| | | | |
| **Loomis Sayles Small Cap Value Fund - Retail Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 124,843.875 | $ 11.18 | $ 1,395,755 |
| Qualified XII (0.30) | 156.911 | 11.47 | 1,800 |
| Qualified XII (0.40) | 4,962.043 | 11.44 | 56,766 |
| Qualified XII (0.50) | 11,626.461 | 11.41 | 132,658 |
| Qualified XII (0.55) | 122.353 | 11.39 | 1,394 |
| Qualified XII (0.60) | 7,128.707 | 11.38 | 81,125 |
| Qualified XII (0.65) | 827.364 | 11.36 | 9,399 |
| Qualified XII (0.70) | 1,196.329 | 11.35 | 13,578 |
| Qualified XII (0.75) | 9,777.629 | 11.33 | 110,781 |
| Qualified XII (0.80) | 10,570.990 | 11.32 | 119,664 |
| Qualified XII (0.85) | 17,881.605 | 11.30 | 202,062 |
| Qualified XII (0.90) | 1,156.628 | 11.29 | 13,058 |
| Qualified XII (0.95) | 19,058.033 | 11.27 | 214,784 |
| Qualified XII (1.00) | 85,932.912 | 11.26 | 967,605 |
| Qualified XII (1.05) | 318.771 | 11.24 | 3,583 |
| Qualified XII (1.10) | 1,490.492 | 11.23 | 16,738 |
| Qualified XII (1.15) | 4,345.620 | 11.21 | 48,714 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Loomis Sayles Small Cap Value Fund - Retail Class (continued)** | | | |
| Qualified XII (1.20) | 5,005.860 | $ 11.20 | $ 56,066 |
| Qualified XII (1.25) | 2,069.537 | 11.18 | 23,137 |
| Qualified XII (1.40) | 542.789 | 11.14 | 6,047 |
| Qualified XII (1.50) | 92.839 | 11.11 | 1,031 |
| Qualified XVI | 3,733.191 | 11.11 | 41,476 |
| Qualified XXI | 88,108.165 | 11.32 | 997,384 |
| Qualified XXXVIII | 222.603 | 11.56 | 2,573 |
| Qualified LIV | 5,873.905 | 11.32 | 66,493 |
| Qualified LVI | 5,470.714 | 11.48 | 62,804 |
| | 412,516.326 | | $ 4,646,475 |
| **Lord Abbett Developing Growth Fund, Inc. - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 1,196.568 | $ 14.57 | $ 17,434 |
| ING MAP PLUS NP15 | 53.015 | 14.53 | 770 |
| ING MAP PLUS NP18 | 80.728 | 14.51 | 1,171 |
| | 1,330.311 | | $ 19,375 |
| **Lord Abbett Core Fixed Income Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP20 | 372.567 | $ 10.17 | $ 3,789 |
| **Lord Abbett Mid-Cap Value Fund, Inc. - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 8,174.904 | $ 13.65 | $ 111,587 |
| ING MAP PLUS NP10 | 22,940.199 | 13.60 | 311,987 |
| ING MAP PLUS NP11 | 10,960.748 | 13.56 | 148,628 |
| ING MAP PLUS NP12 | 1,023.390 | 13.51 | 13,826 |
| ING MAP PLUS NP13 | 1,380.217 | 13.46 | 18,578 |
| ING MAP PLUS NP15 | 11,712.654 | 13.37 | 156,598 |
| ING MAP PLUS NP17 | 9,192.470 | 13.28 | 122,076 |
| ING MAP PLUS NP20 | 8,463.625 | 13.14 | 111,212 |
| ING MAP PLUS NP21 | 13,165.215 | 13.10 | 172,464 |
| ING MAP PLUS NP23 | 1,354.655 | 13.00 | 17,611 |
| ING MAP PLUS NP25 | 1,201.048 | 12.92 | 15,518 |
| ING MAP PLUS NP26 | 59.625 | 12.87 | 767 |
| ING MAP PLUS NP28 | 925.725 | 12.78 | 11,831 |
| ING MAP PLUS NP32 | 290.895 | 12.61 | 3,668 |
| Qualified XII (1.00) | 14,857.364 | 15.79 | 234,598 |
| | 105,702.734 | | $ 1,450,949 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Small-Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 18,911.359 | $ 19.44 | $ 367,637 |
| ING MAP PLUS NP11 | 17,784.013 | 19.31 | 343,409 |
| ING MAP PLUS NP12 | 436.312 | 19.24 | 8,395 |
| ING MAP PLUS NP14 | 9,758.353 | 19.11 | 186,482 |
| ING MAP PLUS NP15 | 54.967 | 19.04 | 1,047 |
| ING MAP PLUS NP17 | 3,391.935 | 18.91 | 64,141 |
| ING MAP PLUS NP20 | 25,400.933 | 18.71 | 475,251 |
| ING MAP PLUS NP21 | 5,009.824 | 18.65 | 93,433 |
| ING MAP PLUS NP22 | 377.410 | 18.59 | 7,016 |
| ING MAP PLUS NP23 | 8,429.814 | 18.52 | 156,120 |
| ING MAP PLUS NP29 | 2,632.295 | 18.14 | 47,750 |
| | 92,187.215 | | $ 1,750,681 |
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC** | | | |
| Currently payable annuity contracts: | 61,720.749 | $ 14.21 | $ 877,052 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 669.449 | 13.20 | 8,837 |
| ING Custom Choice 65 | 4,271.106 | 12.13 | 51,809 |
| Qualified VI | 1,333,017.691 | 13.71 | 18,275,673 |
| Qualified X (1.15) | 56,133.960 | 13.84 | 776,894 |
| Qualified X (1.25) | 171,002.492 | 13.71 | 2,344,444 |
| Qualified XII (0.10) | 70.190 | 15.29 | 1,073 |
| Qualified XII (0.20) | 72.761 | 15.14 | 1,102 |
| Qualified XII (0.25) | 120,326.813 | 15.07 | 1,813,325 |
| Qualified XII (0.30) | 161,207.151 | 15.00 | 2,418,107 |
| Qualified XII (0.35) | 671.913 | 14.93 | 10,032 |
| Qualified XII (0.40) | 28,396.576 | 14.86 | 421,973 |
| Qualified XII (0.50) | 104,043.847 | 14.72 | 1,531,525 |
| Qualified XII (0.55) | 40,270.951 | 14.65 | 589,969 |
| Qualified XII (0.60) | 837,018.878 | 14.58 | 12,203,735 |
| Qualified XII (0.65) | 132,834.481 | 14.51 | 1,927,428 |
| Qualified XII (0.70) | 44,088.161 | 14.44 | 636,633 |
| Qualified XII (0.75) | 76,682.063 | 14.37 | 1,101,921 |
| Qualified XII (0.80) | 85,236.028 | 14.31 | 1,219,728 |
| Qualified XII (0.85) | 379,554.211 | 14.24 | 5,404,852 |
| Qualified XII (0.90) | 46,985.264 | 14.17 | 665,781 |
| Qualified XII (0.95) | 264,737.535 | 14.11 | 3,735,447 |
| Qualified XII (1.00) | 773,240.907 | 14.04 | 10,856,302 |
| Qualified XII (1.05) | 20,198.173 | 13.97 | 282,168 |
| Qualified XII (1.10) | 49,393.529 | 13.91 | 687,064 |
| Qualified XII (1.15) | 36,984.368 | 13.84 | 511,864 |
| Qualified XII (1.20) | 7,621.930 | 13.78 | 105,030 |
| Qualified XII (1.25) | 89,708.901 | 13.71 | 1,229,909 |
| Qualified XII (1.30) | 1,791.714 | 13.65 | 24,457 |
| Qualified XII (1.35) | 1,687.971 | 13.58 | 22,923 |
| Qualified XII (1.40) | 8,442.835 | 13.52 | 114,147 |
| Qualified XII (1.45) | 2,821.671 | 13.45 | 37,951 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio -**<br>**Class VC (continued)** | | | |
| Qualified XII (1.50) | 1,002.002 | $ 13.39 | $ 13,417 |
| Qualified XIII | 359.500 | 14.11 | 5,073 |
| Qualified XV | 6,669.315 | 14.11 | 94,104 |
| Qualified XVI | 44,768.795 | 13.39 | 599,454 |
| Qualified XVII | 2,836.964 | 13.71 | 38,895 |
| Qualified XVIII | 1,785.044 | 13.71 | 24,473 |
| Qualified XXVI | 10,013.661 | 14.17 | 141,894 |
| Qualified XXVII | 904,004.804 | 17.37 | 15,702,563 |
| Qualified XXVIII | 685,457.631 | 15.04 | 10,309,283 |
| Qualified XXXII | 3,000.988 | 13.81 | 41,444 |
| Qualified XXXIII (0.65) | 32,979.581 | 16.24 | 535,588 |
| Qualified XXXIV | 1,615.187 | 8.93 | 14,424 |
| Qualified XXXVIII | 12,026.411 | 9.10 | 109,440 |
| Qualified XLIII | 1,671.158 | 8.94 | 14,940 |
| Qualified LIV | 39,373.648 | 11.95 | 470,515 |
| Qualified LVI | 27,400.251 | 12.22 | 334,831 |
| | 6,715,869.209 | | $ 98,339,493 |
| **Massachusetts Investors Growth Stock Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 20,726.817 | $ 12.81 | $ 265,511 |
| ING MAP PLUS NP12 | 5,805.315 | 12.68 | 73,611 |
| ING MAP PLUS NP15 | 1,178.024 | 12.55 | 14,784 |
| ING MAP PLUS NP17 | 1,135.676 | 12.46 | 14,151 |
| ING MAP PLUS NP20 | 271.687 | 12.33 | 3,350 |
| | 29,117.519 | | $ 371,407 |
| **Neuberger Berman Socially Responsive Fund® - Trust**<br>**Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 6,859.724 | $ 11.05 | $ 75,800 |
| ING MAP PLUS NP8 | 23,763.241 | 10.99 | 261,158 |
| ING MAP PLUS NP9 | 7,995.534 | 10.97 | 87,711 |
| ING MAP PLUS NP11 | 20,479.005 | 10.92 | 223,631 |
| ING MAP PLUS NP12 | 17,528.857 | 10.89 | 190,889 |
| ING MAP PLUS NP13 | 508.972 | 10.87 | 5,533 |
| ING MAP PLUS NP14 | 7,355.360 | 10.84 | 79,732 |
| ING MAP PLUS NP15 | 31,454.158 | 10.82 | 340,334 |
| ING MAP PLUS NP16 | 185.652 | 10.79 | 2,003 |
| ING MAP PLUS NP17 | 7,817.743 | 10.76 | 84,119 |
| ING MAP PLUS NP18 | 4,077.304 | 10.74 | 43,790 |
| ING MAP PLUS NP19 | 613.852 | 10.71 | 6,574 |
| ING MAP PLUS NP20 | 1,707.490 | 10.69 | 18,253 |
| ING MAP PLUS NP25 | 4,686.645 | 10.56 | 49,491 |
| ING MAP PLUS NP26 | 1,306.176 | 10.54 | 13,767 |
| ING MAP PLUS NP28 | 5.509 | 10.49 | 58 |
| ING MAP PLUS NP32 | 101.390 | 10.39 | 1,053 |
| Qualified VI | 156,370.242 | 10.65 | 1,665,343 |
| Qualified XII (0.30) | 1,277.979 | 11.14 | 14,237 |
| Qualified XII (0.40) | 3,151.454 | 11.09 | 34,950 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Neuberger Berman Socially Responsive Fund® - Trust Class (continued)** | | | |
| Qualified XII (0.50) | 12,843.510 | $ 11.03 | $ 141,664 |
| Qualified XII (0.55) | 18,353.817 | 11.01 | 202,076 |
| Qualified XII (0.60) | 3,506.092 | 10.98 | 38,497 |
| Qualified XII (0.65) | 16,146.417 | 10.96 | 176,965 |
| Qualified XII (0.70) | 19,523.826 | 10.93 | 213,395 |
| Qualified XII (0.75) | 25,974.560 | 10.91 | 283,382 |
| Qualified XII (0.80) | 13,748.292 | 10.88 | 149,581 |
| Qualified XII (0.85) | 40,293.621 | 10.85 | 437,186 |
| Qualified XII (0.90) | 5,820.459 | 10.83 | 63,036 |
| Qualified XII (0.95) | 45,564.193 | 10.80 | 492,093 |
| Qualified XII (1.00) | 115,668.758 | 10.78 | 1,246,909 |
| Qualified XII (1.05) | 3,964.146 | 10.75 | 42,615 |
| Qualified XII (1.10) | 7,921.654 | 10.73 | 84,999 |
| Qualified XII (1.15) | 3,783.239 | 10.70 | 40,481 |
| Qualified XII (1.20) | 3,468.688 | 10.68 | 37,046 |
| Qualified XII (1.25) | 8,514.501 | 10.65 | 90,679 |
| Qualified XII (1.40) | 2,300.059 | 10.58 | 24,335 |
| Qualified XII (1.45) | 33.479 | 10.55 | 353 |
| Qualified XV | 331.836 | 10.80 | 3,584 |
| Qualified XVI | 7,895.689 | 10.53 | 83,142 |
| Qualified XXXVIII | 1,385.739 | 9.77 | 13,539 |
| Qualified LIV | 1,336.326 | 10.94 | 14,619 |
| Qualified LVI | 4,558.352 | 11.18 | 50,962 |
| | 660,183.540 | | $ 7,129,564 |
| | | | |
| **New Perspective Fund®, Inc. - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 117,008.272 | $ 16.36 | $ 1,914,255 |
| ING MAP PLUS NP4 | 15,458.834 | 16.19 | 250,279 |
| ING MAP PLUS NP6 | 12,141.282 | 16.08 | 195,232 |
| ING MAP PLUS NP8 | 13,125.554 | 15.97 | 209,615 |
| ING MAP PLUS NP9 | 6,685.403 | 15.92 | 106,432 |
| ING MAP PLUS NP11 | 10,045.541 | 15.81 | 158,820 |
| ING MAP PLUS NP12 | 7,064.237 | 15.75 | 111,262 |
| ING MAP PLUS NP14 | 28,100.009 | 15.64 | 439,484 |
| ING MAP PLUS NP15 | 12,167.410 | 15.59 | 189,690 |
| ING MAP PLUS NP16 | 238.156 | 15.54 | 3,701 |
| ING MAP PLUS NP17 | 8,446.675 | 15.48 | 130,755 |
| ING MAP PLUS NP18 | 4,927.548 | 15.43 | 76,032 |
| ING MAP PLUS NP19 | 74.566 | 15.38 | 1,147 |
| ING MAP PLUS NP20 | 13,899.413 | 15.32 | 212,939 |
| ING MAP PLUS NP22 | 246.581 | 15.22 | 3,753 |
| ING MAP PLUS NP23 | 3,066.502 | 15.17 | 46,519 |
| ING MAP PLUS NP24 | 122.881 | 15.11 | 1,857 |
| ING MAP PLUS NP25 | 2.041 | 15.06 | 31 |
| ING MAP PLUS NP26 | 6,542.202 | 15.01 | 98,198 |
| ING MAP PLUS NP27 | 159.253 | 14.96 | 2,382 |
| ING MAP PLUS NP28 | 5,973.591 | 14.91 | 89,066 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **New Perspective Fund®, Inc. - Class R-3 (continued)** | | | |
| ING MAP PLUS NP29 | 35.474 | $ 14.86 | $ 527 |
| ING MAP PLUS NP30 | 491.347 | 14.80 | 7,272 |
| ING MAP PLUS NP32 | 50.244 | 14.70 | 739 |
| | 266,073.016 | | $ 4,249,987 |
| | | | |
| **New Perspective Fund®, Inc. - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,604.972 | $ 16.06 | $ 25,776 |
| ING Custom Choice 65 | 2,016.650 | 15.28 | 30,814 |
| Qualified VI | 822,617.433 | 15.63 | 12,857,510 |
| Qualified XII (0.00) | 51,753.986 | 16.99 | 879,300 |
| Qualified XII (0.25) | 152,419.315 | 16.71 | 2,546,927 |
| Qualified XII (0.30) | 50,961.961 | 16.65 | 848,517 |
| Qualified XII (0.35) | 2,343.826 | 16.60 | 38,908 |
| Qualified XII (0.40) | 31,387.677 | 16.54 | 519,152 |
| Qualified XII (0.50) | 791,091.439 | 16.43 | 12,997,632 |
| Qualified XII (0.55) | 29,542.998 | 16.38 | 483,914 |
| Qualified XII (0.60) | 16,967.503 | 16.32 | 276,910 |
| Qualified XII (0.65) | 48,339.634 | 16.27 | 786,486 |
| Qualified XII (0.70) | 25,351.314 | 16.22 | 411,198 |
| Qualified XII (0.75) | 182,528.214 | 16.16 | 2,949,656 |
| Qualified XII (0.80) | 200,049.424 | 16.11 | 3,222,796 |
| Qualified XII (0.85) | 217,611.035 | 16.05 | 3,492,657 |
| Qualified XII (0.90) | 12,906.403 | 16.00 | 206,502 |
| Qualified XII (0.95) | 285,859.229 | 15.95 | 4,559,455 |
| Qualified XII (1.00) | 608,794.778 | 15.89 | 9,673,749 |
| Qualified XII (1.05) | 7,032.713 | 15.84 | 111,398 |
| Qualified XII (1.10) | 19,713.115 | 15.79 | 311,270 |
| Qualified XII (1.15) | 17,976.142 | 15.74 | 282,944 |
| Qualified XII (1.20) | 9,883.159 | 15.68 | 154,968 |
| Qualified XII (1.25) | 56,332.009 | 15.63 | 880,469 |
| Qualified XII (1.30) | 1,179.501 | 15.58 | 18,377 |
| Qualified XII (1.35) | 233.061 | 15.53 | 3,619 |
| Qualified XII (1.40) | 9,716.430 | 15.48 | 150,410 |
| Qualified XII (1.45) | 586.103 | 15.42 | 9,038 |
| Qualified XII (1.50) | 961.709 | 15.37 | 14,781 |
| Qualified XV | 1,030.668 | 15.95 | 16,439 |
| Qualified XVI | 11,943.113 | 15.37 | 183,566 |
| Qualified XVII | 2,786.500 | 15.75 | 43,887 |
| Qualified XXI | 237,291.048 | 16.11 | 3,822,759 |
| Qualified XXVI | 646.602 | 16.04 | 10,371 |
| Qualified XXVII | 630,048.490 | 14.56 | 9,173,506 |
| Qualified XXXIII (0.65) | 19,308.979 | 16.71 | 322,653 |
| Qualified XXXVIII | 8,670.442 | 9.50 | 82,369 |
| Qualified LIV | 13,334.054 | 15.05 | 200,678 |
| Qualified LVI | 4,790.238 | 15.39 | 73,722 |
| | 4,587,611.867 | | $ 72,675,083 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Capital Appreciation Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 8,109.800 | $ 10.85 | $ 87,991 |
| ING MAP PLUS NP12 | 791.635 | 10.74 | 8,502 |
| ING MAP PLUS NP14 | 503.440 | 10.67 | 5,372 |
| ING MAP PLUS NP15 | 23,822.659 | 10.63 | 253,235 |
| ING MAP PLUS NP18 | 7.275 | 10.52 | 77 |
| ING MAP PLUS NP19 | 6,054.092 | 10.48 | 63,447 |
| ING MAP PLUS NP23 | 1,178.020 | 10.34 | 12,181 |
| ING MAP PLUS NP26 | 2,453.690 | 10.23 | 25,101 |
| | 42,920.611 | | $ 455,906 |
| | | | |
| **Oppenheimer Developing Markets Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,772.217 | $ 37.86 | $ 180,676 |
| ING Custom Choice 65 | 12,575.770 | 27.47 | 345,456 |
| ING MAP PLUS NP1 | 22,705.387 | 36.77 | 834,877 |
| ING MAP PLUS NP3 | 609.739 | 36.51 | 22,262 |
| ING MAP PLUS NP4 | 3,076.376 | 36.39 | 111,949 |
| ING MAP PLUS NP6 | 3,269.291 | 36.14 | 118,152 |
| ING MAP PLUS NP8 | 275.421 | 35.89 | 9,885 |
| ING MAP PLUS NP9 | 10,048.824 | 35.77 | 359,446 |
| ING MAP PLUS NP11 | 2,571.064 | 35.52 | 91,324 |
| ING MAP PLUS NP12 | 16,327.366 | 35.40 | 577,989 |
| ING MAP PLUS NP14 | 6,958.157 | 35.15 | 244,579 |
| ING MAP PLUS NP15 | 3,497.605 | 35.03 | 122,521 |
| ING MAP PLUS NP16 | 777.843 | 34.91 | 27,154 |
| ING MAP PLUS NP17 | 12,645.569 | 34.79 | 439,939 |
| ING MAP PLUS NP18 | 3,201.686 | 34.67 | 111,002 |
| ING MAP PLUS NP19 | 4,799.329 | 34.55 | 165,817 |
| ING MAP PLUS NP20 | 10,986.695 | 34.43 | 378,272 |
| ING MAP PLUS NP21 | 6,244.849 | 34.31 | 214,261 |
| ING MAP PLUS NP22 | 182.513 | 34.20 | 6,242 |
| ING MAP PLUS NP23 | 842.764 | 34.08 | 28,721 |
| ING MAP PLUS NP24 | 178.410 | 33.96 | 6,059 |
| ING MAP PLUS NP25 | 684.797 | 33.84 | 23,174 |
| ING MAP PLUS NP26 | 2,286.890 | 33.73 | 77,137 |
| ING MAP PLUS NP27 | 1,330.696 | 33.61 | 44,725 |
| ING MAP PLUS NP28 | 74.976 | 33.50 | 2,512 |
| ING MAP PLUS NP29 | 1,964.258 | 33.38 | 65,567 |
| ING MAP PLUS NP32 | 9.691 | 33.04 | 320 |
| ING MAP PLUS NP36 | 22.573 | 32.58 | 735 |
| Qualified V | 438.704 | 74.57 | 32,714 |
| Qualified VI | 1,179,704.541 | 75.82 | 89,445,198 |
| Qualified XII (0.00) | 6,672.890 | 86.33 | 576,071 |
| Qualified XII (0.10) | 18.206 | 85.44 | 1,555 |
| Qualified XII (0.25) | 34,387.369 | 84.12 | 2,892,665 |
| Qualified XII (0.30) | 7,690.432 | 83.68 | 643,535 |
| Qualified XII (0.40) | 65,952.266 | 82.82 | 5,462,167 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Developing Markets Fund - Class A** (continued) | | | |
| Qualified XII (0.50) | 395,734.508 | $ 81.96 | $ 32,434,400 |
| Qualified XII (0.55) | 24,026.620 | 81.54 | 1,959,131 |
| Qualified XII (0.60) | 14,272.219 | 81.12 | 1,157,762 |
| Qualified XII (0.65) | 60,124.289 | 80.69 | 4,851,429 |
| Qualified XII (0.70) | 41,714.996 | 80.28 | 3,348,880 |
| Qualified XII (0.75) | 37,413.612 | 79.86 | 2,987,851 |
| Qualified XII (0.80) | 36,457.037 | 79.45 | 2,896,512 |
| Qualified XII (0.85) | 219,498.346 | 79.04 | 17,349,149 |
| Qualified XII (0.90) | 26,963.801 | 78.63 | 2,120,164 |
| Qualified XII (0.95) | 182,477.151 | 78.22 | 14,273,363 |
| Qualified XII (1.00) | 646,095.826 | 77.81 | 50,272,716 |
| Qualified XII (1.05) | 13,304.331 | 77.41 | 1,029,888 |
| Qualified XII (1.10) | 20,377.132 | 77.01 | 1,569,243 |
| Qualified XII (1.15) | 37,535.258 | 76.61 | 2,875,576 |
| Qualified XII (1.20) | 5,672.016 | 76.21 | 432,264 |
| Qualified XII (1.25) | 52,253.377 | 75.82 | 3,961,851 |
| Qualified XII (1.30) | 410.184 | 75.43 | 30,940 |
| Qualified XII (1.35) | 376.982 | 75.04 | 28,289 |
| Qualified XII (1.40) | 5,724.027 | 74.65 | 427,299 |
| Qualified XII (1.45) | 1,262.533 | 74.26 | 93,756 |
| Qualified XII (1.50) | 232.050 | 73.88 | 17,144 |
| Qualified XIII | 1,343.163 | 78.22 | 105,062 |
| Qualified XV | 4,767.124 | 78.22 | 372,884 |
| Qualified XVI | 24,152.396 | 73.88 | 1,784,379 |
| Qualified XVII | 4,700.998 | 75.82 | 356,430 |
| Qualified XXI | 32,657.585 | 79.45 | 2,594,645 |
| Qualified XXVI | 2,125.461 | 78.58 | 167,019 |
| Qualified XXVII | 1,331,557.297 | 51.30 | 68,308,889 |
| Qualified XXXIV | 7,829.593 | 11.61 | 90,902 |
| Qualified XXXVIII | 46,006.053 | 11.82 | 543,792 |
| Qualified XLIII | 9,773.870 | 11.61 | 113,475 |
| Qualified LIV | 63,965.345 | 27.07 | 1,731,542 |
| Qualified LVI | 63,742.095 | 27.67 | 1,763,744 |
| | 4,842,332.439 | | $ 325,715,028 |
| **Oppenheimer Gold & Special Minerals Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 2,144.569 | $ 17.52 | $ 37,573 |
| **Oppenheimer International Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP14 | 4,149.428 | $ 10.76 | $ 44,648 |
| ING MAP PLUS NP17 | 85.367 | 10.75 | 918 |
| ING MAP PLUS NP18 | 122.790 | 10.75 | 1,320 |
| ING MAP PLUS NP20 | 359.319 | 10.74 | 3,859 |
| ING MAP PLUS NP26 | 114.201 | 10.71 | 1,223 |
| | 4,831.105 | | $ 51,968 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Global Securities/VA** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 80.257 | $ 15.04 | $ 1,207 |
| ING MAP PLUS NP29 | 0.042 | 14.14 | 1 |
| Qualified VI | 4,832.286 | 23.25 | 112,351 |
| Qualified X (1.25) | 25.926 | 23.25 | 603 |
| Qualified XII (0.50) | 112.695 | 25.57 | 2,882 |
| Qualified XII (0.55) | 4.354 | 25.33 | 110 |
| Qualified XII (0.60) | 19.376 | 25.18 | 488 |
| Qualified XII (0.65) | 36.805 | 25.02 | 921 |
| Qualified XII (0.70) | 3,209.722 | 24.86 | 79,794 |
| Qualified XII (0.80) | 110.547 | 24.61 | 2,721 |
| Qualified XII (0.85) | 567.513 | 24.46 | 13,881 |
| Qualified XII (0.95) | 198.952 | 24.15 | 4,805 |
| Qualified XII (1.00) | 1,087.822 | 24.00 | 26,108 |
| Qualified XII (1.10) | 126.294 | 23.69 | 2,992 |
| Qualified XII (1.15) | 358.550 | 23.54 | 8,440 |
| Qualified XII (1.20) | 19.657 | 23.39 | 460 |
| Qualified XII (1.25) | 87.155 | 23.25 | 2,026 |
| Qualified XII (1.40) | 0.028 | 22.81 | 1 |
| Qualified XII (1.50) | 12.695 | 22.52 | 286 |
| Qualified XVII | 917.993 | 23.25 | 21,343 |
| | 11,808.669 | | $ 281,420 |
| | | | |
| **Oppenheimer Main Street Fund®/VA** | | | |
| Currently payable annuity contracts | 8,468.075 | $8.65 to $9.82 | $ 74,387 |
| | | | |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 572.688 | $ 13.17 | $ 7,542 |
| Qualified V | 1,369.933 | 13.05 | 17,878 |
| Qualified VI | 235,383.593 | 13.17 | 3,100,002 |
| Qualified X (1.15) | 8,234.464 | 15.10 | 124,340 |
| Qualified X (1.25) | 16,140.798 | 15.00 | 242,112 |
| Qualified XII (0.25) | 2,688.981 | 13.94 | 37,484 |
| Qualified XII (0.30) | 3,032.312 | 13.90 | 42,149 |
| Qualified XII (0.40) | 6,893.874 | 13.82 | 95,273 |
| Qualified XII (0.50) | 29,917.550 | 13.74 | 411,067 |
| Qualified XII (0.55) | 45,480.289 | 13.70 | 623,080 |
| Qualified XII (0.60) | 2,008.749 | 13.67 | 27,460 |
| Qualified XII (0.65) | 29,361.301 | 13.63 | 400,195 |
| Qualified XII (0.70) | 5,766.172 | 13.59 | 78,362 |
| Qualified XII (0.75) | 20,029.478 | 13.55 | 271,399 |
| Qualified XII (0.80) | 8,601.155 | 13.51 | 116,202 |
| Qualified XII (0.85) | 57,247.186 | 13.47 | 771,120 |
| Qualified XII (0.90) | 5,215.682 | 13.43 | 70,047 |
| Qualified XII (0.95) | 45,192.768 | 13.40 | 605,583 |
| Qualified XII (1.00) | 142,712.029 | 13.36 | 1,906,633 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | |
| **(continued)** | | | |
| Qualified XII (1.05) | 3,841.516 | $ 13.32 | $ 51,169 |
| Qualified XII (1.10) | 15,979.678 | 13.28 | 212,210 |
| Qualified XII (1.15) | 3,692.424 | 13.24 | 48,888 |
| Qualified XII (1.20) | 2,930.663 | 13.21 | 38,714 |
| Qualified XII (1.25) | 18,527.637 | 13.17 | 244,009 |
| Qualified XII (1.30) | 645.878 | 13.13 | 8,480 |
| Qualified XII (1.35) | 135.449 | 13.09 | 1,773 |
| Qualified XII (1.40) | 793.391 | 13.06 | 10,362 |
| Qualified XII (1.45) | 262.689 | 13.02 | 3,420 |
| Qualified XIII | 23.267 | 13.40 | 312 |
| Qualified XV | 5,107.231 | 13.40 | 68,437 |
| Qualified XVI | 7,913.124 | 12.98 | 102,712 |
| Qualified XVIII | 2,084.949 | 15.25 | 31,795 |
| Qualified XXVI | 69.828 | 13.43 | 938 |
| Qualified XXXII | 914.517 | 15.00 | 13,718 |
| Qualified XXXIV | 2,246.425 | 9.76 | 21,925 |
| Qualified XXXVIII | 6,402.111 | 9.94 | 63,637 |
| Qualified XLIII | 1,088.916 | 9.77 | 10,639 |
| Qualified LIV | 15,835.970 | 13.67 | 216,478 |
| Qualified LVI | 9,060.431 | 13.98 | 126,665 |
| | 763,405.096 | | $ 10,224,209 |
| | | | |
| **Oppenheimer Small- & Mid-Cap Growth Fund/VA** | | | |
| Currently payable annuity contracts | 2,825.693 | $4.53 to $9.07 | $ 14,696 |
| | | | |
| **Oppenheimer Strategic Bond Fund/VA** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,613.559 | $ 18.43 | $ 29,738 |
| Qualified XII (0.55) | 13.869 | 20.15 | 279 |
| Qualified XII (0.60) | 0.214 | 20.03 | 4 |
| Qualified XII (0.65) | 164.619 | 19.90 | 3,276 |
| Qualified XII (0.70) | 3,607.170 | 19.77 | 71,314 |
| Qualified XII (0.95) | 32.469 | 19.15 | 622 |
| Qualified XII (1.00) | 369.239 | 19.03 | 7,027 |
| | 5,801.139 | | $ 112,260 |
| | | | |
| **Pax World Balanced Fund - Individual Investor Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,374.818 | $ 12.59 | $ 92,849 |
| ING MAP PLUS NP1 | 13,653.104 | 13.25 | 180,904 |
| ING MAP PLUS NP8 | 38,585.172 | 12.94 | 499,292 |
| ING MAP PLUS NP9 | 2.153 | 12.89 | 28 |
| ING MAP PLUS NP10 | 7,942.271 | 12.85 | 102,058 |
| ING MAP PLUS NP11 | 16,025.067 | 12.80 | 205,121 |
| ING MAP PLUS NP12 | 15,187.346 | 12.76 | 193,791 |
| ING MAP PLUS NP14 | 21.990 | 12.67 | 279 |
| ING MAP PLUS NP15 | 5,446.409 | 12.63 | 68,788 |
| ING MAP PLUS NP17 | 3,330.036 | 12.54 | 41,759 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pax World Balanced Fund - Individual Investor Class (continued)** | | | |
| ING MAP PLUS NP18 | 1.874 | $ 12.50 | $ 23 |
| ING MAP PLUS NP20 | 12,054.371 | 12.41 | 149,595 |
| ING MAP PLUS NP23 | 816.665 | 12.28 | 10,029 |
| ING MAP PLUS NP24 | 126.869 | 12.24 | 1,553 |
| ING MAP PLUS NP25 | 3,860.448 | 12.20 | 47,097 |
| ING MAP PLUS NP26 | 4,583.785 | 12.16 | 55,739 |
| ING MAP PLUS NP28 | 167.142 | 12.07 | 2,017 |
| ING MAP PLUS NP30 | 66.904 | 11.99 | 802 |
| Qualified V | 260.049 | 11.58 | 3,011 |
| Qualified VI | 848,392.251 | 11.77 | 9,985,577 |
| Qualified XII (0.00) | 597.496 | 13.40 | 8,006 |
| Qualified XII (0.25) | 9,262.664 | 13.06 | 120,970 |
| Qualified XII (0.30) | 2,302.394 | 12.99 | 29,908 |
| Qualified XII (0.40) | 48,953.181 | 12.86 | 629,538 |
| Qualified XII (0.50) | 201,644.456 | 12.72 | 2,564,917 |
| Qualified XII (0.55) | 86,562.561 | 12.66 | 1,095,882 |
| Qualified XII (0.60) | 7,066.231 | 12.59 | 88,964 |
| Qualified XII (0.65) | 26,858.174 | 12.53 | 336,533 |
| Qualified XII (0.70) | 15,643.397 | 12.46 | 194,917 |
| Qualified XII (0.75) | 125,495.470 | 12.40 | 1,556,144 |
| Qualified XII (0.80) | 31,746.889 | 12.33 | 391,439 |
| Qualified XII (0.85) | 201,785.840 | 12.27 | 2,475,912 |
| Qualified XII (0.90) | 35,451.410 | 12.21 | 432,862 |
| Qualified XII (0.95) | 239,970.589 | 12.14 | 2,913,243 |
| Qualified XII (1.00) | 1,136,584.421 | 12.08 | 13,729,940 |
| Qualified XII (1.05) | 16,400.613 | 12.02 | 197,135 |
| Qualified XII (1.10) | 28,123.508 | 11.96 | 336,357 |
| Qualified XII (1.15) | 33,813.973 | 11.89 | 402,048 |
| Qualified XII (1.20) | 5,551.878 | 11.83 | 65,679 |
| Qualified XII (1.25) | 67,368.376 | 11.77 | 792,926 |
| Qualified XII (1.30) | 991.271 | 11.71 | 11,608 |
| Qualified XII (1.35) | 105.670 | 11.65 | 1,231 |
| Qualified XII (1.40) | 16,672.061 | 11.59 | 193,229 |
| Qualified XII (1.45) | 2,298.999 | 11.53 | 26,507 |
| Qualified XVI | 32,677.351 | 11.47 | 374,809 |
| Qualified XVII | 951.099 | 11.77 | 11,194 |
| Qualified XXI | 11,280.910 | 12.33 | 139,094 |
| Qualified XXVI | 1,759.278 | 12.20 | 21,463 |
| Qualified XXVII | 969,286.349 | 12.11 | 11,738,058 |
| Qualified XXXIV | 1,856.604 | 9.21 | 17,099 |
| Qualified XXXVIII | 6,064.454 | 9.38 | 56,885 |
| Qualified XLIII | 495.064 | 9.22 | 4,564 |
| Qualified LIV | 4,595.409 | 11.97 | 55,007 |
| Qualified LVI | 5,390.986 | 12.24 | 65,986 |
| | 4,353,507.750 | | $ 52,720,366 |

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **PIMCO Real Return Portfolio - Administrative Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 6,014.615 | $ 13.27 | $ 79,814 |
| ING Custom Choice 65 | 1,416.850 | 13.14 | 18,617 |
| ING MAP PLUS NP6 | 10,870.974 | 13.29 | 144,475 |
| ING MAP PLUS NP9 | 3,318.005 | 13.20 | 43,798 |
| ING MAP PLUS NP11 | 11,024.482 | 13.14 | 144,862 |
| ING MAP PLUS NP12 | 176.244 | 13.11 | 2,311 |
| ING MAP PLUS NP13 | 767.554 | 13.08 | 10,040 |
| ING MAP PLUS NP14 | 41,504.937 | 13.05 | 541,639 |
| ING MAP PLUS NP15 | 5,055.445 | 13.02 | 65,822 |
| ING MAP PLUS NP17 | 103.860 | 12.96 | 1,346 |
| ING MAP PLUS NP18 | 4,445.577 | 12.92 | 57,437 |
| ING MAP PLUS NP22 | 11,112.880 | 12.80 | 142,245 |
| ING MAP PLUS NP23 | 397.912 | 12.77 | 5,081 |
| ING MAP PLUS NP26 | 8,365.880 | 12.69 | 106,163 |
| ING MAP PLUS NP28 | 1,153.008 | 12.63 | 14,562 |
| ING MAP PLUS NP29 | 474.567 | 12.60 | 5,980 |
| Qualified V | 451.673 | 13.39 | 6,048 |
| Qualified VI | 1,632,382.574 | 13.54 | 22,102,460 |
| Qualified X (1.15) | 50,020.365 | 13.18 | 659,268 |
| Qualified X (1.25) | 177,481.203 | 13.10 | 2,325,004 |
| Qualified XII (0.00) | 32,929.122 | 14.71 | 484,387 |
| Qualified XII (0.05) | 240,367.620 | 14.69 | 3,531,000 |
| Qualified XII (0.25) | 25,892.912 | 14.47 | 374,670 |
| Qualified XII (0.30) | 14,362.031 | 14.42 | 207,100 |
| Qualified XII (0.35) | 1,444.774 | 14.38 | 20,776 |
| Qualified XII (0.40) | 341,028.859 | 14.33 | 4,886,944 |
| Qualified XII (0.50) | 1,422,720.713 | 14.23 | 20,245,316 |
| Qualified XII (0.55) | 147,160.191 | 14.18 | 2,086,732 |
| Qualified XII (0.60) | 37,556.970 | 14.14 | 531,056 |
| Qualified XII (0.65) | 78,169.971 | 14.09 | 1,101,415 |
| Qualified XII (0.70) | 73,348.593 | 14.04 | 1,029,814 |
| Qualified XII (0.75) | 1,006,391.047 | 14.00 | 14,089,475 |
| Qualified XII (0.80) | 152,794.248 | 13.95 | 2,131,480 |
| Qualified XII (0.85) | 400,758.781 | 13.90 | 5,570,547 |
| Qualified XII (0.90) | 59,405.916 | 13.86 | 823,366 |
| Qualified XII (0.95) | 318,136.846 | 13.81 | 4,393,470 |
| Qualified XII (1.00) | 2,801,041.725 | 13.77 | 38,570,345 |
| Qualified XII (1.05) | 36,159.180 | 13.72 | 496,104 |
| Qualified XII (1.10) | 43,357.485 | 13.67 | 592,697 |
| Qualified XII (1.15) | 59,036.317 | 13.63 | 804,665 |
| Qualified XII (1.20) | 9,747.243 | 13.58 | 132,368 |
| Qualified XII (1.25) | 130,782.162 | 13.54 | 1,770,790 |
| Qualified XII (1.30) | 702.493 | 13.49 | 9,477 |
| Qualified XII (1.40) | 13,918.622 | 13.40 | 186,510 |
| Qualified XII (1.45) | 109.613 | 13.36 | 1,464 |
| Qualified XII (1.50) | 758.557 | 13.31 | 10,096 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **PIMCO Real Return Portfolio - Administrative Class (continued)** | | | |
| Qualified XV | 2,927.825 | $ 13.81 | $ 40,433 |
| Qualified XVI | 42,177.495 | 13.31 | 561,382 |
| Qualified XVII | 1,633.558 | 13.64 | 22,282 |
| Qualified XVIII | 18,253.958 | 13.31 | 242,960 |
| Qualified XXI | 40,714.630 | 13.95 | 567,969 |
| Qualified XXVI | 320.404 | 13.89 | 4,450 |
| Qualified XXVIII | 2,017,929.898 | 12.39 | 25,002,151 |
| Qualified XXXII | 403.538 | 13.10 | 5,286 |
| Qualified XXXIII (0.65) | 21,452.545 | 13.81 | 296,260 |
| Qualified XXXIV | 839.513 | 12.01 | 10,083 |
| Qualified XXXVIII | 18,202.188 | 12.24 | 222,795 |
| Qualified XLIII | 2,123.129 | 12.02 | 25,520 |
| Qualified LIV | 24,613.018 | 12.94 | 318,492 |
| Qualified LVI | 26,900.735 | 13.23 | 355,897 |
| | 11,633,113.030 | | $ 158,234,996 |
| | | | |
| **Pioneer High Yield Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 120,622.171 | $ 15.09 | $ 1,820,189 |
| ING MAP PLUS NP4 | 11,008.559 | 14.93 | 164,358 |
| ING MAP PLUS NP6 | 18,257.066 | 14.83 | 270,752 |
| ING MAP PLUS NP8 | 22,120.389 | 14.73 | 325,833 |
| ING MAP PLUS NP9 | 35,389.694 | 14.68 | 519,521 |
| ING MAP PLUS NP10 | 17,477.187 | 14.63 | 255,691 |
| ING MAP PLUS NP11 | 7,894.143 | 14.58 | 115,097 |
| ING MAP PLUS NP12 | 227.978 | 14.53 | 3,313 |
| ING MAP PLUS NP13 | 4,610.972 | 14.48 | 66,767 |
| ING MAP PLUS NP14 | 16,386.486 | 14.43 | 236,457 |
| ING MAP PLUS NP15 | 8,815.195 | 14.38 | 126,762 |
| ING MAP PLUS NP17 | 3,043.039 | 14.28 | 43,455 |
| ING MAP PLUS NP18 | 156.579 | 14.23 | 2,228 |
| ING MAP PLUS NP19 | 7,811.128 | 14.18 | 110,762 |
| ING MAP PLUS NP20 | 27,677.401 | 14.13 | 391,082 |
| ING MAP PLUS NP21 | 7,360.009 | 14.08 | 103,629 |
| ING MAP PLUS NP22 | 1,549.029 | 14.03 | 21,733 |
| ING MAP PLUS NP23 | 3,703.582 | 13.98 | 51,776 |
| ING MAP PLUS NP24 | 1,642.244 | 13.94 | 22,893 |
| ING MAP PLUS NP25 | 11,971.304 | 13.89 | 166,281 |
| ING MAP PLUS NP26 | 512.027 | 13.84 | 7,086 |
| ING MAP PLUS NP27 | 2,764.439 | 13.79 | 38,122 |
| ING MAP PLUS NP28 | 3,141.160 | 13.75 | 43,191 |
| ING MAP PLUS NP29 | 530.231 | 13.70 | 7,264 |
| ING MAP PLUS NP30 | 307.775 | 13.65 | 4,201 |
| ING MAP PLUS NP32 | 2,664.381 | 13.56 | 36,129 |
| ING MAP PLUS NP36 | 105.508 | 13.37 | 1,411 |
| | 337,749.676 | | $ 4,955,983 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,507.527 | $ 10.37 | $ 15,633 |
| ING Custom Choice 65 | 4,278.091 | 10.70 | 45,776 |
| ING MAP PLUS NP8 | 3,263.825 | 10.60 | 34,597 |
| ING MAP PLUS NP11 | 3,523.927 | 10.54 | 37,142 |
| ING MAP PLUS NP14 | 1,338.501 | 10.48 | 14,027 |
| ING MAP PLUS NP15 | 1,299.745 | 10.46 | 13,595 |
| ING MAP PLUS NP16 | 1,419.441 | 10.44 | 14,819 |
| ING MAP PLUS NP17 | 125.098 | 10.42 | 1,304 |
| ING MAP PLUS NP18 | 8.409 | 10.40 | 87 |
| ING MAP PLUS NP22 | 396.500 | 10.33 | 4,096 |
| ING MAP PLUS NP23 | 64.094 | 10.31 | 661 |
| ING MAP PLUS NP24 | 159.672 | 10.29 | 1,643 |
| ING MAP PLUS NP26 | 640.589 | 10.25 | 6,566 |
| ING MAP PLUS NP27 | 4,867.176 | 10.23 | 49,791 |
| Qualified VI | 666,365.810 | 10.37 | 6,910,213 |
| Qualified XII (0.00) | 763.762 | 10.86 | 8,294 |
| Qualified XII (0.05) | 56,630.553 | 10.86 | 615,008 |
| Qualified XII (0.25) | 40,120.188 | 10.76 | 431,693 |
| Qualified XII (0.30) | 19,486.818 | 10.74 | 209,288 |
| Qualified XII (0.40) | 16,696.727 | 10.70 | 178,655 |
| Qualified XII (0.50) | 291,843.490 | 10.66 | 3,111,052 |
| Qualified XII (0.55) | 8,639.995 | 10.64 | 91,930 |
| Qualified XII (0.60) | 8,850.444 | 10.62 | 93,992 |
| Qualified XII (0.65) | 13,249.673 | 10.60 | 140,447 |
| Qualified XII (0.70) | 12,172.181 | 10.58 | 128,782 |
| Qualified XII (0.75) | 422,576.884 | 10.56 | 4,462,412 |
| Qualified XII (0.80) | 227,814.356 | 10.54 | 2,401,163 |
| Qualified XII (0.85) | 177,578.011 | 10.53 | 1,869,896 |
| Qualified XII (0.90) | 11,496.893 | 10.51 | 120,832 |
| Qualified XII (0.95) | 140,305.272 | 10.49 | 1,471,802 |
| Qualified XII (1.00) | 416,859.124 | 10.47 | 4,364,515 |
| Qualified XII (1.05) | 10,346.104 | 10.45 | 108,117 |
| Qualified XII (1.10) | 19,561.912 | 10.43 | 204,031 |
| Qualified XII (1.15) | 16,866.966 | 10.41 | 175,585 |
| Qualified XII (1.20) | 5,399.834 | 10.39 | 56,104 |
| Qualified XII (1.25) | 41,439.123 | 10.37 | 429,724 |
| Qualified XII (1.30) | 14.065 | 10.35 | 146 |
| Qualified XII (1.35) | 40.902 | 10.33 | 423 |
| Qualified XII (1.40) | 2,112.941 | 10.32 | 21,806 |
| Qualified XII (1.45) | 308.117 | 10.30 | 3,174 |
| Qualified XII (1.50) | 80.801 | 10.28 | 831 |
| Qualified XV | 2,223.252 | 10.49 | 23,322 |
| Qualified XVI | 20,057.965 | 10.28 | 206,196 |
| Qualified XVII | 1,112.076 | 10.38 | 11,543 |
| Qualified XXVI | 2,867.411 | 10.56 | 30,280 |
| Qualified XXXIV | 2,031.905 | 8.20 | 16,662 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Emerging Markets VCT Portfolio - Class I (continued)** | | | |
| Qualified XXXVIII | 3,429.319 | $ 8.35 | $ 28,635 |
| Qualified XLIII | 2,117.246 | 8.21 | 17,383 |
| Qualified LIV | 8,380.127 | 10.54 | 88,327 |
| Qualified LVI | 43,074.869 | 10.77 | 463,916 |
| | 2,735,807.711 | | $ 28,735,916 |
| | | | |
| **Pioneer High Yield VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 200.962 | $ 14.61 | $ 2,936 |
| ING Custom Choice 65 | 127.484 | 14.47 | 1,845 |
| Qualified V | 834.590 | 14.00 | 11,684 |
| Qualified VI | 392,164.840 | 14.15 | 5,549,132 |
| Qualified X (1.15) | 27,493.131 | 14.31 | 393,427 |
| Qualified X (1.25) | 33,366.613 | 14.22 | 474,473 |
| Qualified XII (0.25) | 45,663.280 | 15.12 | 690,429 |
| Qualified XII (0.30) | 6,327.399 | 15.07 | 95,354 |
| Qualified XII (0.35) | 174.113 | 15.02 | 2,615 |
| Qualified XII (0.40) | 31,728.618 | 14.97 | 474,977 |
| Qualified XII (0.50) | 7,352.539 | 14.87 | 109,332 |
| Qualified XII (0.55) | 21,893.080 | 14.82 | 324,455 |
| Qualified XII (0.60) | 24,390.804 | 14.77 | 360,252 |
| Qualified XII (0.65) | 23,360.564 | 14.72 | 343,868 |
| Qualified XII (0.70) | 11,511.877 | 14.67 | 168,879 |
| Qualified XII (0.75) | 22,202.075 | 14.63 | 324,816 |
| Qualified XII (0.80) | 19,867.726 | 14.58 | 289,671 |
| Qualified XII (0.85) | 62,842.669 | 14.53 | 913,104 |
| Qualified XII (0.90) | 33,296.621 | 14.48 | 482,135 |
| Qualified XII (0.95) | 87,979.024 | 14.43 | 1,269,537 |
| Qualified XII (1.00) | 604,739.969 | 14.38 | 8,696,161 |
| Qualified XII (1.05) | 9,674.806 | 14.34 | 138,737 |
| Qualified XII (1.10) | 11,553.290 | 14.29 | 165,097 |
| Qualified XII (1.15) | 14,217.530 | 14.24 | 202,458 |
| Qualified XII (1.20) | 3,053.866 | 14.19 | 43,334 |
| Qualified XII (1.25) | 37,918.681 | 14.15 | 536,549 |
| Qualified XII (1.30) | 516.809 | 14.10 | 7,287 |
| Qualified XII (1.35) | 440.152 | 14.05 | 6,184 |
| Qualified XII (1.40) | 5,432.285 | 14.00 | 76,052 |
| Qualified XII (1.45) | 285.725 | 13.96 | 3,989 |
| Qualified XII (1.50) | 844.343 | 13.91 | 11,745 |
| Qualified XV | 1,556.199 | 14.43 | 22,456 |
| Qualified XVI | 28,029.013 | 13.91 | 389,884 |
| Qualified XVIII | 912.555 | 14.45 | 13,186 |
| Qualified XXVI | 314.156 | 14.51 | 4,558 |
| Qualified XXXII | 141.856 | 14.22 | 2,017 |
| Qualified XXXIV | 6,048.590 | 11.81 | 71,434 |
| Qualified XXXVIII | 6,588.655 | 12.03 | 79,262 |
| Qualified XLIII | 375.502 | 11.82 | 4,438 |
| Qualified LIV | 4,413.755 | 14.26 | 62,940 |
| Qualified LVI | 11,578.901 | 14.58 | 168,820 |
| | 1,601,414.647 | | $ 22,989,509 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Columbia Diversified Equity Income Fund - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP4 | 5,954.272 | $ 9.12 | $ 54,303 |
| ING MAP PLUS NP15 | 7,627.314 | 8.98 | 68,493 |
| ING MAP PLUS NP17 | 4,145.902 | 8.96 | 37,147 |
| | 17,727.488 | | $ 159,943 |
| | | | |
| **Columbia Diversified Equity Income Fund - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 151,439.116 | $ 8.91 | $ 1,349,323 |
| Qualified XII (0.00) | 5,578.580 | 9.21 | 51,379 |
| Qualified XII (0.25) | 47,729.672 | 9.15 | 436,726 |
| Qualified XII (0.30) | 4,647.159 | 9.14 | 42,475 |
| Qualified XII (0.40) | 19,995.993 | 9.12 | 182,363 |
| Qualified XII (0.50) | 31,276.693 | 9.09 | 284,305 |
| Qualified XII (0.55) | 4,560.252 | 9.08 | 41,407 |
| Qualified XII (0.65) | 21,610.870 | 9.06 | 195,794 |
| Qualified XII (0.70) | 3,915.527 | 9.04 | 35,396 |
| Qualified XII (0.75) | 20,773.415 | 9.03 | 187,584 |
| Qualified XII (0.80) | 22,093.384 | 9.02 | 199,282 |
| Qualified XII (0.85) | 49,937.345 | 9.01 | 449,935 |
| Qualified XII (0.90) | 2,731.788 | 9.00 | 24,586 |
| Qualified XII (0.95) | 22,439.453 | 8.98 | 201,506 |
| Qualified XII (1.00) | 54,815.915 | 8.97 | 491,699 |
| Qualified XII (1.05) | 1,243.507 | 8.96 | 11,142 |
| Qualified XII (1.10) | 5,104.583 | 8.95 | 45,686 |
| Qualified XII (1.15) | 4,049.903 | 8.94 | 36,206 |
| Qualified XII (1.20) | 3,065.028 | 8.93 | 27,371 |
| Qualified XII (1.25) | 14,608.007 | 8.91 | 130,157 |
| Qualified XII (1.30) | 200.078 | 8.90 | 1,781 |
| Qualified XII (1.50) | 1,128.944 | 8.85 | 9,991 |
| Qualified XIII | 706.698 | 8.98 | 6,346 |
| Qualified XVI | 2,812.494 | 8.85 | 24,891 |
| Qualified XXI | 61,803.579 | 9.02 | 557,468 |
| Qualified XXXIV | 226.686 | 9.05 | 2,052 |
| Qualified XXXVIII | 2,792.624 | 9.21 | 25,720 |
| Qualified LIV | 30,366.305 | 9.02 | 273,904 |
| Qualified LVI | 316.713 | 9.15 | 2,898 |
| | 591,970.311 | | $ 5,329,373 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **SMALLCAP World Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 143.721 | $ 10.20 | $ 1,466 |
| ING Custom Choice 65 | 2,684.727 | 10.43 | 28,002 |
| Qualified VI | 249,646.388 | 10.20 | 2,546,393 |
| Qualified XII (0.25) | 6,334.228 | 10.48 | 66,383 |
| Qualified XII (0.30) | 7,683.911 | 10.46 | 80,374 |
| Qualified XII (0.35) | 269.001 | 10.45 | 2,811 |
| Qualified XII (0.40) | 45,456.573 | 10.43 | 474,112 |
| Qualified XII (0.50) | 8,614.186 | 10.41 | 89,674 |
| Qualified XII (0.55) | 4,880.155 | 10.39 | 50,705 |
| Qualified XII (0.60) | 17,920.566 | 10.38 | 186,015 |
| Qualified XII (0.65) | 1,024.157 | 10.36 | 10,610 |
| Qualified XII (0.70) | 5,035.902 | 10.35 | 52,122 |
| Qualified XII (0.75) | 24,782.627 | 10.34 | 256,252 |
| Qualified XII (0.80) | 29,366.068 | 10.32 | 303,058 |
| Qualified XII (0.85) | 32,024.985 | 10.31 | 330,178 |
| Qualified XII (0.90) | 10,709.426 | 10.30 | 110,307 |
| Qualified XII (0.95) | 24,839.592 | 10.28 | 255,351 |
| Qualified XII (1.00) | 155,560.580 | 10.27 | 1,597,607 |
| Qualified XII (1.05) | 2,755.985 | 10.26 | 28,276 |
| Qualified XII (1.10) | 11,284.105 | 10.24 | 115,549 |
| Qualified XII (1.15) | 5,575.299 | 10.23 | 57,035 |
| Qualified XII (1.20) | 659.882 | 10.22 | 6,744 |
| Qualified XII (1.25) | 16,089.208 | 10.20 | 164,110 |
| Qualified XII (1.40) | 83.410 | 10.16 | 847 |
| Qualified XII (1.50) | 1,085.929 | 10.13 | 11,000 |
| Qualified XV | 892.607 | 10.28 | 9,176 |
| Qualified XVI | 1,941.213 | 10.13 | 19,664 |
| Qualified XXXIV | 869.411 | 10.35 | 8,998 |
| Qualified XXXVIII | 76.381 | 10.54 | 805 |
| Qualified XLIII | 30.411 | 10.36 | 315 |
| Qualified LIV | 4,479.372 | 10.32 | 46,227 |
| Qualified LVI | 8,166.573 | 10.48 | 85,586 |
| | 680,966.579 | | $ 6,995,752 |
| | | | |
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP3 | 1,061.644 | $ 16.44 | $ 17,453 |
| ING MAP PLUS NP8 | 79.840 | 16.16 | 1,290 |
| ING MAP PLUS NP9 | 3,091.033 | 16.10 | 49,766 |
| ING MAP PLUS NP12 | 759.783 | 15.93 | 12,103 |
| ING MAP PLUS NP14 | 22,427.130 | 15.83 | 355,021 |
| ING MAP PLUS NP17 | 1,094.662 | 15.66 | 17,142 |
| ING MAP PLUS NP19 | 3,446.336 | 15.55 | 53,591 |
| ING MAP PLUS NP20 | 17,492.126 | 15.50 | 271,128 |
| ING MAP PLUS NP22 | 246.661 | 15.39 | 3,796 |
| ING MAP PLUS NP23 | 368.286 | 15.34 | 5,650 |
| ING MAP PLUS NP26 | 64.027 | 15.18 | 972 |
| ING MAP PLUS NP27 | 1,014.316 | 15.13 | 15,347 |
| | 51,145.844 | | $ 803,259 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **T. Rowe Price Value Fund - Advisor Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 15,428.507 | $ 10.56 | $ 162,925 |
| | | | |
| **Templeton Foreign Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP4 | 36.846 | $ 15.34 | $ 565 |
| ING MAP PLUS NP8 | 161.254 | 15.13 | 2,440 |
| ING MAP PLUS NP9 | 14,184.208 | 15.07 | 213,756 |
| ING MAP PLUS NP10 | 22,754.296 | 15.02 | 341,770 |
| ING MAP PLUS NP11 | 11,520.914 | 14.97 | 172,468 |
| ING MAP PLUS NP12 | 1,488.080 | 14.92 | 22,202 |
| ING MAP PLUS NP13 | 1,984.996 | 14.87 | 29,517 |
| ING MAP PLUS NP14 | 3,481.215 | 14.82 | 51,592 |
| ING MAP PLUS NP16 | 596.886 | 14.71 | 8,780 |
| ING MAP PLUS NP17 | 3,933.731 | 14.66 | 57,668 |
| ING MAP PLUS NP18 | 396.197 | 14.61 | 5,788 |
| ING MAP PLUS NP21 | 8,124.124 | 14.46 | 117,475 |
| ING MAP PLUS NP22 | 105.483 | 14.41 | 1,520 |
| ING MAP PLUS NP23 | 3,833.527 | 14.36 | 55,049 |
| ING MAP PLUS NP26 | 793.532 | 14.22 | 11,284 |
| ING MAP PLUS NP32 | 796.278 | 13.92 | 11,084 |
| | 74,191.567 | | $ 1,102,958 |
| **Templeton Global Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 15,015.705 | $ 18.99 | $ 285,148 |
| ING Custom Choice 65 | 763.731 | 17.29 | 13,205 |
| Qualified V | 3,402.252 | 18.49 | 62,908 |
| Qualified VI | 2,717,505.983 | 18.69 | 50,790,187 |
| Qualified XII (0.00) | 7,008.455 | 31.04 | 217,542 |
| Qualified XII (0.05) | 2,358.615 | 30.54 | 72,032 |
| Qualified XII (0.10) | 6.199 | 30.75 | 191 |
| Qualified XII (0.25) | 28,543.038 | 30.31 | 865,139 |
| Qualified XII (0.30) | 28,204.930 | 30.17 | 850,943 |
| Qualified XII (0.35) | 1,236.467 | 30.03 | 37,131 |
| Qualified XII (0.40) | 185,170.984 | 29.89 | 5,534,761 |
| Qualified XII (0.50) | 1,012,846.936 | 29.61 | 29,990,398 |
| Qualified XII (0.55) | 54,637.716 | 29.47 | 1,610,173 |
| Qualified XII (0.60) | 40,231.564 | 29.33 | 1,179,992 |
| Qualified XII (0.65) | 67,679.716 | 29.19 | 1,975,571 |
| Qualified XII (0.70) | 61,322.399 | 29.05 | 1,781,416 |
| Qualified XII (0.75) | 830,033.612 | 28.91 | 23,996,272 |
| Qualified XII (0.80) | 156,623.975 | 28.78 | 4,507,638 |
| Qualified XII (0.85) | 648,906.566 | 19.19 | 12,452,517 |
| Qualified XII (0.90) | 54,530.169 | 28.51 | 1,554,655 |
| Qualified XII (0.95) | 629,962.974 | 19.06 | 12,007,094 |
| Qualified XII (1.00) | 2,427,527.248 | 19.00 | 46,123,018 |
| Qualified XII (1.05) | 44,246.072 | 18.94 | 838,021 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Templeton Global Bond Fund - Class A (continued)** | | | |
| Qualified XII (1.10) | 51,024.785 | $ 18.87 | $ 962,838 |
| Qualified XII (1.15) | 71,486.584 | 18.81 | 1,344,663 |
| Qualified XII (1.20) | 23,230.756 | 18.75 | 435,577 |
| Qualified XII (1.25) | 164,241.852 | 18.69 | 3,069,680 |
| Qualified XII (1.30) | 80.069 | 18.62 | 1,491 |
| Qualified XII (1.35) | 1,210.409 | 18.56 | 22,465 |
| Qualified XII (1.40) | 13,155.880 | 18.50 | 243,384 |
| Qualified XII (1.45) | 1,614.869 | 18.44 | 29,778 |
| Qualified XII (1.50) | 1,279.475 | 18.38 | 23,517 |
| Qualified XIII | 2,826.735 | 19.06 | 53,878 |
| Qualified XV | 5,185.960 | 19.06 | 98,844 |
| Qualified XVI | 73,561.275 | 18.38 | 1,352,056 |
| Qualified XVII | 3,151.271 | 18.83 | 59,338 |
| Qualified XXI | 21,241.085 | 19.26 | 409,103 |
| Qualified XXVI | 2,875.376 | 19.17 | 55,121 |
| Qualified XXXIV | 4,661.336 | 13.96 | 65,072 |
| Qualified XXXVIII | 31,461.956 | 14.22 | 447,389 |
| Qualified XLIII | 2,426.279 | 13.97 | 33,895 |
| Qualified LIV | 81,641.179 | 17.03 | 1,390,349 |
| Qualified LVI | 54,527.234 | 17.41 | 949,319 |
| | 9,628,649.671 | | $ 207,793,709 |
| | | | |
| **Diversified Value Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 5,970.240 | $ 12.85 | $ 76,718 |
| ING MAP PLUS NP29 | 807.425 | 11.98 | 9,673 |
| | 6,777.665 | | $ 86,391 |
| | | | |
| **Equity Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 13,526.817 | $ 12.78 | $ 172,873 |
| ING MAP PLUS NP14 | 273.709 | 12.66 | 3,465 |
| ING MAP PLUS NP15 | 9,561.478 | 12.61 | 120,570 |
| ING MAP PLUS NP29 | 538.277 | 12.04 | 6,481 |
| | 23,900.281 | | $ 303,389 |
| | | | |
| **Small Company Growth Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 541.606 | $ 14.29 | $ 7,740 |
| ING MAP PLUS NP11 | 1,930.306 | 14.14 | 27,295 |
| ING MAP PLUS NP14 | 3,360.628 | 14.00 | 47,049 |
| ING MAP PLUS NP15 | 250.848 | 13.96 | 3,502 |
| ING MAP PLUS NP29 | 1,818.851 | 13.32 | 24,227 |
| | 7,902.239 | | $ 109,813 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger International** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,067.719 | $ 10.27 | $ 10,965 |
| ING Custom Choice 65 | 3,399.224 | 10.60 | 36,032 |
| ING MAP PLUS NP6 | 2,828.535 | 10.58 | 29,926 |
| ING MAP PLUS NP8 | 13,486.793 | 10.54 | 142,151 |
| ING MAP PLUS NP12 | 239.120 | 10.46 | 2,501 |
| ING MAP PLUS NP17 | 1,768.655 | 10.37 | 18,341 |
| ING MAP PLUS NP18 | 3,358.900 | 10.35 | 34,765 |
| ING MAP PLUS NP22 | 2,621.209 | 10.27 | 26,920 |
| ING MAP PLUS NP23 | 186.147 | 10.25 | 1,908 |
| ING MAP PLUS NP26 | 1,597.965 | 10.20 | 16,299 |
| ING MAP PLUS NP27 | 4,112.470 | 10.18 | 41,865 |
| ING MAP PLUS NP28 | 2,876.237 | 10.16 | 29,223 |
| Qualified VI | 423,413.678 | 10.27 | 4,348,458 |
| Qualified XII (0.00) | 140.873 | 10.75 | 1,514 |
| Qualified XII (0.05) | 25,680.047 | 10.75 | 276,061 |
| Qualified XII (0.10) | 94.934 | 10.72 | 1,018 |
| Qualified XII (0.25) | 6,894.380 | 10.66 | 73,494 |
| Qualified XII (0.30) | 9,673.677 | 10.64 | 102,928 |
| Qualified XII (0.40) | 26,700.967 | 10.60 | 283,030 |
| Qualified XII (0.50) | 681,129.270 | 10.56 | 7,192,725 |
| Qualified XII (0.55) | 6,239.169 | 10.54 | 65,761 |
| Qualified XII (0.60) | 839.630 | 10.52 | 8,833 |
| Qualified XII (0.65) | 10,340.652 | 10.50 | 108,577 |
| Qualified XII (0.70) | 7,375.508 | 10.48 | 77,295 |
| Qualified XII (0.75) | 272,508.274 | 10.46 | 2,850,437 |
| Qualified XII (0.80) | 48,365.181 | 10.44 | 504,932 |
| Qualified XII (0.85) | 275,242.429 | 10.42 | 2,868,026 |
| Qualified XII (0.90) | 8,038.225 | 10.41 | 83,678 |
| Qualified XII (0.95) | 64,560.029 | 10.39 | 670,779 |
| Qualified XII (1.00) | 437,431.499 | 10.37 | 4,536,165 |
| Qualified XII (1.05) | 6,993.129 | 10.35 | 72,379 |
| Qualified XII (1.10) | 9,020.766 | 10.33 | 93,185 |
| Qualified XII (1.15) | 18,722.584 | 10.31 | 193,030 |
| Qualified XII (1.20) | 3,199.925 | 10.29 | 32,927 |
| Qualified XII (1.25) | 37,896.848 | 10.27 | 389,201 |
| Qualified XII (1.40) | 3,209.053 | 10.22 | 32,797 |
| Qualified XII (1.45) | 371.598 | 10.20 | 3,790 |
| Qualified XII (1.50) | 1,163.615 | 10.18 | 11,846 |
| Qualified XV | 2,647.144 | 10.39 | 27,504 |
| Qualified XVI | 11,303.424 | 10.18 | 115,069 |
| Qualified XVII | 945.235 | 10.28 | 9,717 |
| Qualified XXI | 13,547.021 | 10.44 | 141,431 |
| Qualified XXVI | 473.767 | 10.46 | 4,956 |
| Qualified XXXVIII | 1,968.153 | 9.59 | 18,875 |
| Qualified XLIII | 113.856 | 9.42 | 1,073 |
| Qualified LIV | 25,065.148 | 10.44 | 261,680 |
| Qualified LVI | 4,105.506 | 10.67 | 43,806 |
| | 2,482,958.168 | | $ 25,897,873 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger Select** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,320.356 | $ 16.92 | $ 73,100 |
| ING Custom Choice 65 | 2,038.672 | 16.66 | 33,964 |
| ING MAP PLUS NP15 | 6,722.901 | 13.40 | 90,087 |
| ING MAP PLUS NP32 | 12.111 | 13.30 | 161 |
| Qualified V | 153.173 | 16.23 | 2,486 |
| Qualified VI | 1,320,344.304 | 16.40 | 21,653,647 |
| Qualified X (1.15) | 42,185.345 | 17.15 | 723,479 |
| Qualified X (1.25) | 61,267.264 | 17.04 | 1,043,994 |
| Qualified XII (0.00) | 448.143 | 17.83 | 7,990 |
| Qualified XII (0.05) | 206,819.511 | 17.80 | 3,681,387 |
| Qualified XII (0.10) | 19.559 | 17.71 | 346 |
| Qualified XII (0.25) | 120,047.076 | 17.54 | 2,105,626 |
| Qualified XII (0.30) | 12,185.099 | 17.48 | 212,996 |
| Qualified XII (0.35) | 1,499.952 | 17.42 | 26,129 |
| Qualified XII (0.40) | 22,095.270 | 17.36 | 383,574 |
| Qualified XII (0.50) | 916,219.413 | 17.25 | 15,804,785 |
| Qualified XII (0.55) | 99,455.774 | 17.19 | 1,709,645 |
| Qualified XII (0.60) | 6,247.294 | 17.13 | 107,016 |
| Qualified XII (0.65) | 788,982.627 | 17.07 | 13,467,933 |
| Qualified XII (0.70) | 64,884.865 | 17.02 | 1,104,340 |
| Qualified XII (0.75) | 335,314.899 | 16.96 | 5,686,941 |
| Qualified XII (0.80) | 75,495.316 | 16.90 | 1,275,871 |
| Qualified XII (0.85) | 404,307.228 | 16.85 | 6,812,577 |
| Qualified XII (0.90) | 27,833.300 | 16.79 | 467,321 |
| Qualified XII (0.95) | 239,449.125 | 16.74 | 4,008,378 |
| Qualified XII (1.00) | 1,033,203.845 | 16.68 | 17,233,840 |
| Qualified XII (1.05) | 11,997.617 | 16.62 | 199,400 |
| Qualified XII (1.10) | 25,888.311 | 16.57 | 428,969 |
| Qualified XII (1.15) | 39,156.577 | 16.51 | 646,475 |
| Qualified XII (1.20) | 10,673.097 | 16.46 | 175,679 |
| Qualified XII (1.25) | 54,436.297 | 16.40 | 892,755 |
| Qualified XII (1.30) | 622.231 | 16.35 | 10,173 |
| Qualified XII (1.35) | 151.676 | 16.30 | 2,472 |
| Qualified XII (1.40) | 5,886.527 | 16.24 | 95,597 |
| Qualified XII (1.45) | 88.495 | 16.19 | 1,433 |
| Qualified XII (1.50) | 1,551.627 | 16.13 | 25,028 |
| Qualified XV | 2,766.439 | 16.74 | 46,310 |
| Qualified XVI | 24,149.526 | 16.13 | 389,532 |
| Qualified XVII | 18.796 | 16.53 | 311 |
| Qualified XVIII | 7,758.612 | 17.31 | 134,302 |
| Qualified XXI | 33,583.188 | 16.90 | 567,556 |
| Qualified XXVI | 2,506.646 | 16.83 | 42,187 |
| Qualified XXXIII (0.65) | 14,371.728 | 17.60 | 252,942 |
| Qualified XXXIV | 2,761.683 | 9.95 | 27,479 |
| Qualified XXXVIII | 9,155.574 | 10.13 | 92,746 |
| Qualified XLIII | 1,552.338 | 9.95 | 15,446 |
| Qualified LIV | 49,238.830 | 16.42 | 808,502 |
| Qualified LVI | 17,698.688 | 16.78 | 296,984 |
| | 6,107,566.925 | | $ 102,869,891 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger USA** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,925.077 | $ 14.61 | $ 28,125 |
| ING Custom Choice 65 | 1,956.739 | 13.74 | 26,886 |
| ING MAP PLUS NP11 | 1,249.570 | 16.37 | 20,455 |
| ING MAP PLUS NP14 | 162.556 | 16.33 | 2,655 |
| ING MAP PLUS NP23 | 69.862 | 16.21 | 1,132 |
| Qualified V | 22.843 | 14.22 | 325 |
| Qualified VI | 494,431.013 | 14.37 | 7,104,974 |
| Qualified X (1.15) | 6,911.226 | 15.15 | 104,705 |
| Qualified X (1.25) | 30,664.545 | 15.05 | 461,501 |
| Qualified XII (0.00) | 4,496.391 | 15.62 | 70,234 |
| Qualified XII (0.05) | 51,594.249 | 15.59 | 804,354 |
| Qualified XII (0.10) | 40.731 | 15.52 | 632 |
| Qualified XII (0.25) | 50,005.425 | 15.36 | 768,083 |
| Qualified XII (0.30) | 8,922.499 | 15.31 | 136,603 |
| Qualified XII (0.35) | 486.894 | 15.26 | 7,430 |
| Qualified XII (0.40) | 30,357.272 | 15.21 | 461,734 |
| Qualified XII (0.50) | 348,313.462 | 15.11 | 5,263,016 |
| Qualified XII (0.55) | 11,134.712 | 15.06 | 167,689 |
| Qualified XII (0.60) | 13,968.244 | 15.01 | 209,663 |
| Qualified XII (0.65) | 130,642.576 | 14.96 | 1,954,413 |
| Qualified XII (0.70) | 29,556.034 | 14.91 | 440,680 |
| Qualified XII (0.75) | 102,861.701 | 14.86 | 1,528,525 |
| Qualified XII (0.80) | 23,154.381 | 14.81 | 342,916 |
| Qualified XII (0.85) | 179,661.082 | 14.76 | 2,651,798 |
| Qualified XII (0.90) | 10,590.753 | 14.71 | 155,790 |
| Qualified XII (0.95) | 66,340.054 | 14.66 | 972,545 |
| Qualified XII (1.00) | 682,583.097 | 14.61 | 9,972,539 |
| Qualified XII (1.05) | 1,836.280 | 14.56 | 26,736 |
| Qualified XII (1.10) | 28,102.502 | 14.51 | 407,767 |
| Qualified XII (1.15) | 9,951.849 | 14.47 | 144,003 |
| Qualified XII (1.20) | 3,275.288 | 14.42 | 47,230 |
| Qualified XII (1.25) | 40,101.435 | 14.37 | 576,258 |
| Qualified XII (1.30) | 1,168.950 | 14.32 | 16,739 |
| Qualified XII (1.35) | 102.017 | 14.27 | 1,456 |
| Qualified XII (1.40) | 4,578.358 | 14.23 | 65,150 |
| Qualified XII (1.45) | 5,827.767 | 14.18 | 82,638 |
| Qualified XII (1.50) | 1,076.475 | 14.13 | 15,211 |
| Qualified XV | 496.394 | 14.66 | 7,277 |
| Qualified XVI | 12,677.179 | 14.13 | 179,129 |
| Qualified XXI | 10,656.831 | 14.81 | 157,828 |
| Qualified XXVI | 1,049.096 | 14.74 | 15,464 |
| Qualified XXXIV | 353.058 | 10.06 | 3,552 |
| Qualified XXXVIII | 8,731.461 | 10.25 | 89,497 |
| Qualified XLIII | 196.275 | 10.07 | 1,976 |
| Qualified LIV | 24,184.247 | 13.54 | 327,455 |
| Qualified LVI | 5,129.963 | 13.84 | 70,999 |
| | 2,441,598.413 | | $ 35,895,767 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 22,019.447 | $ 12.13 | $ 267,096 |
| ING MAP PLUS NP8 | 1,599.106 | 11.84 | 18,933 |
| ING MAP PLUS NP9 | 65,435.480 | 11.80 | 772,139 |
| ING MAP PLUS NP10 | 32,226.545 | 11.75 | 378,662 |
| ING MAP PLUS NP11 | 61,273.185 | 11.71 | 717,509 |
| ING MAP PLUS NP12 | 1,742.674 | 11.67 | 20,337 |
| ING MAP PLUS NP13 | 7,413.565 | 11.63 | 86,220 |
| ING MAP PLUS NP14 | 71,516.779 | 11.59 | 828,879 |
| ING MAP PLUS NP15 | 39,786.213 | 11.55 | 459,531 |
| ING MAP PLUS NP17 | 3,268.945 | 11.47 | 37,495 |
| ING MAP PLUS NP18 | 80.688 | 11.43 | 922 |
| ING MAP PLUS NP19 | 7,713.552 | 11.39 | 87,857 |
| ING MAP PLUS NP20 | 39,665.527 | 11.36 | 450,600 |
| ING MAP PLUS NP21 | 6,464.529 | 11.32 | 73,178 |
| ING MAP PLUS NP22 | 1,824.251 | 11.28 | 20,578 |
| ING MAP PLUS NP23 | 11,635.851 | 11.24 | 130,787 |
| ING MAP PLUS NP24 | 1,570.665 | 11.20 | 17,591 |
| ING MAP PLUS NP25 | 2.625 | 11.16 | 29 |
| ING MAP PLUS NP26 | 3,995.141 | 11.12 | 44,426 |
| ING MAP PLUS NP27 | 3,309.421 | 11.08 | 36,668 |
| ING MAP PLUS NP28 | 834.062 | 11.05 | 9,216 |
| ING MAP PLUS NP29 | 1,792.786 | 11.01 | 19,739 |
| ING MAP PLUS NP30 | 2,280.512 | 10.97 | 25,017 |
| ING MAP PLUS NP32 | 1,053.378 | 10.89 | 11,471 |
| | 388,504.927 | | $ 4,514,880 |
| **Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 9,037.666 | $ 11.72 | $ 105,921 |
| ING Custom Choice 65 | 64.435 | 11.62 | 749 |
| Qualified V | 2,170.100 | 11.35 | 24,631 |
| Qualified VI | 1,773,220.458 | 11.47 | 20,338,839 |
| Qualified XII (0.25) | 120,050.723 | 12.26 | 1,471,822 |
| Qualified XII (0.30) | 54,242.594 | 12.22 | 662,844 |
| Qualified XII (0.40) | 93,118.798 | 12.14 | 1,130,462 |
| Qualified XII (0.50) | 61,745.406 | 12.06 | 744,650 |
| Qualified XII (0.55) | 46,912.671 | 12.02 | 563,890 |
| Qualified XII (0.60) | 46,707.687 | 11.98 | 559,558 |
| Qualified XII (0.65) | 197,389.061 | 11.94 | 2,356,825 |
| Qualified XII (0.70) | 80,860.402 | 11.90 | 962,239 |
| Qualified XII (0.75) | 163,117.673 | 11.86 | 1,934,576 |
| Qualified XII (0.80) | 647,139.614 | 11.82 | 7,649,190 |
| Qualified XII (0.85) | 455,530.213 | 11.78 | 5,366,146 |
| Qualified XII (0.90) | 74,399.941 | 11.74 | 873,455 |
| Qualified XII (0.95) | 403,203.895 | 11.70 | 4,717,486 |
| Qualified XII (1.00) | 961,182.495 | 11.66 | 11,207,388 |
| Qualified XII (1.05) | 28,739.815 | 11.63 | 334,244 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors Fund[SM], Inc. - Class R-4** **(continued)** | | | |
| Qualified XII (1.10) | 86,376.979 | $ 11.59 | $ 1,001,109 |
| Qualified XII (1.15) | 49,816.558 | 11.55 | 575,381 |
| Qualified XII (1.20) | 25,001.119 | 11.51 | 287,763 |
| Qualified XII (1.25) | 197,118.053 | 11.47 | 2,260,944 |
| Qualified XII (1.30) | 123.031 | 11.43 | 1,406 |
| Qualified XII (1.35) | 839.351 | 11.39 | 9,560 |
| Qualified XII (1.40) | 19,153.719 | 11.36 | 217,586 |
| Qualified XII (1.45) | 1,696.173 | 11.32 | 19,201 |
| Qualified XIII | 378.605 | 11.70 | 4,430 |
| Qualified XV | 5,019.343 | 11.70 | 58,726 |
| Qualified XVI | 36,818.418 | 11.28 | 415,312 |
| Qualified XVII | 1,843.761 | 11.56 | 21,314 |
| Qualified XXVI | 1,193.542 | 11.77 | 14,048 |
| Qualified XXVII | 1,399,928.013 | 11.14 | 15,595,198 |
| Qualified XXXIV | 4,494.032 | 8.54 | 38,379 |
| Qualified XXXVIII | 22,811.739 | 8.70 | 198,462 |
| Qualified XLIII | 588.956 | 8.54 | 5,030 |
| Qualified LIV | 45,490.808 | 11.45 | 520,870 |
| Qualified LVI | 19,117.466 | 11.70 | 223,674 |
| | 7,136,643.313 | | $ 82,473,308 |
| | | | |
| **Wells Fargo Advantage Small Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 9,304.635 | $ 12.65 | $ 117,704 |
| | | | |
| **Wells Fargo Advantage Special Small Cap Values Fund -** **Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 5,409.497 | $ 15.01 | $ 81,197 |
| ING MAP PLUS NP14 | 383.371 | 14.76 | 5,659 |
| ING MAP PLUS NP17 | 6,610.783 | 14.60 | 96,517 |
| ING MAP PLUS NP20 | 7,278.559 | 14.45 | 105,175 |
| ING MAP PLUS NP26 | 1,642.564 | 14.16 | 23,259 |
| ING MAP PLUS NP27 | 249.690 | 14.11 | 3,523 |
| Qualified V | 362.167 | 22.23 | 8,051 |
| Qualified VI | 735,440.474 | 22.60 | 16,620,955 |
| Qualified XII (0.10) | 23.771 | 25.47 | 605 |
| Qualified XII (0.25) | 45,588.673 | 25.07 | 1,142,908 |
| Qualified XII (0.30) | 7,895.467 | 24.94 | 196,913 |
| Qualified XII (0.40) | 27,041.410 | 24.68 | 667,382 |
| Qualified XII (0.50) | 14,920.077 | 24.43 | 364,497 |
| Qualified XII (0.55) | 13,331.591 | 24.30 | 323,958 |
| Qualified XII (0.60) | 15,863.761 | 24.18 | 383,586 |
| Qualified XII (0.65) | 50,017.910 | 24.05 | 1,202,931 |
| Qualified XII (0.70) | 21,191.967 | 23.93 | 507,124 |
| Qualified XII (0.75) | 151,882.640 | 23.80 | 3,614,807 |
| Qualified XII (0.80) | 9,855.481 | 23.68 | 233,378 |
| Qualified XII (0.85) | 150,993.199 | 23.56 | 3,557,400 |
| Qualified XII (0.90) | 51,211.820 | 23.43 | 1,199,893 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wells Fargo Advantage Special Small Cap Values Fund - Class A (continued)** | | | |
| Qualified XII (0.95) | 101,237.741 | $ 23.31 | $ 2,359,852 |
| Qualified XII (1.00) | 559,217.480 | 23.19 | 12,968,253 |
| Qualified XII (1.05) | 15,912.208 | 23.07 | 367,095 |
| Qualified XII (1.10) | 20,927.325 | 22.95 | 480,282 |
| Qualified XII (1.15) | 42,598.199 | 22.83 | 972,517 |
| Qualified XII (1.20) | 4,529.943 | 22.71 | 102,875 |
| Qualified XII (1.25) | 35,529.308 | 22.60 | 802,962 |
| Qualified XII (1.30) | 1,728.835 | 22.48 | 38,864 |
| Qualified XII (1.35) | 112.638 | 22.36 | 2,519 |
| Qualified XII (1.40) | 3,854.516 | 22.25 | 85,763 |
| Qualified XII (1.45) | 801.225 | 22.13 | 17,731 |
| Qualified XII (1.50) | 3.660 | 22.02 | 81 |
| Qualified XVI | 9,301.973 | 22.02 | 204,829 |
| Qualified XVII | 406.682 | 22.60 | 9,191 |
| Qualified XXVII | 2,168,778.414 | 22.98 | 49,838,528 |
| Qualified XXXIV | 1,868.453 | 10.04 | 18,759 |
| Qualified XXXVIII | 362.737 | 10.22 | 3,707 |
| Qualified LIV | 40,888.994 | 13.49 | 551,593 |
| | 4,325,255.203 | | $ 99,165,119 |

*ING Custom Choice 62*

Group Contracts issued in connection with ING Custom Choice Special Pay product at 125 basis point charge.

*ING Custom Choice 65*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 40 basis point charge.

*ING Educator's Direct*

Group Contracts issued in connection with ING Educator's Direct 403(b) program in Delaware at a zero basis point charge, effective in 2009.

*ING MAP PLUS*

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

*Qualified I*

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to Section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

*Qualified V*

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

*Qualified VI*

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

*Qualified VII*

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

*Qualified VIII*

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

*Qualified IX*

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

*Qualified X*

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

*Qualified XII*

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

*Qualified XIII*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 95 basis point charge.

*Qualified XV*

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

*Qualified XVI*

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

*Qualified XVII*

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XVIII*

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XIX*

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XX*

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XXI*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXII*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXVI*

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVII*

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXVIII*

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXIX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXXII*

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

*Qualified XXXIII*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 40 and 65 basis points.

*Qualified XXXIV*

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at 90 basis point charge.

*Qualified XXXV*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 35 basis points.

*Qualified XXXVI*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 55 and 80 basis points.

*Qualified XXXVIII*

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

*Qualified XLII*

Group Contracts issued in connection with ING Custom Choice Original and Value product at a zero basis point charge.

*Qualified XLIII*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 75 basis point charge.

*Qualified LIV*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 80 basis point charge.

*Qualified LVI*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 25 basis point charge.

## 10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, follows:

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Alger Green Fund - Class A** | | | | | | | | | | | | |
| 2010 | 114 | $8.90 | to | $14.36 | $1,614 | - | 0.00% | to | 1.50% | 7.97% | to | 9.57% |
| 2009 | 91 | $8.26 | to | $13.24 | $1,064 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **AllianceBernstein Growth and Income Fund, Inc. - Class A** | | | | | | | | | | | | |
| 2010 | 18 | $10.14 | to | $10.79 | $191 | 0.52% | 0.60% | to | 1.50% | 11.39% | to | 12.40% |
| 2009 | 21 | $9.07 | to | $9.60 | $196 | 1.17% | 0.60% | to | 1.55% | 19.03% | to | 20.15% |
| 2008 | 19 | $7.62 | to | $7.94 | $146 | 2.26% | 0.70% | to | 1.55% | -41.57% | to | -41.19% |
| 2007 | 9 | $13.01 | to | $13.50 | $120 | 1.08% | 0.70% | to | 1.65% | 3.75% | to | 4.39% |
| 2006 | 5 | $12.54 | to | $12.76 | $65 | 1.35% | 1.05% | to | 1.65% | | 15.48% | |
| **AllianceBernstein Growth and Income Portfolio - Class A** | | | | | | | | | | | | |
| 2010 | 42 | $10.93 | to | $11.11 | $457 | - | 1.00% | to | 1.25% | 11.64% | to | 12.00% |
| 2009 | 44 | $9.79 | to | $9.92 | $434 | 3.98% | 1.00% | to | 1.25% | 19.39% | to | 19.52% |
| 2008 | 45 | $8.20 | to | $8.30 | $371 | 2.17% | 1.00% | to | 1.25% | -41.39% | to | -41.18% |
| 2007 | 46 | $13.99 | to | $14.11 | $645 | 1.66% | 1.00% | to | 1.25% | 3.78% | to | 4.06% |
| 2006 | 41 | $13.48 | to | $13.56 | $557 | 1.74% | 1.00% | to | 1.25% | 15.91% | to | 15.97% |
| **Allianz NFJ Dividend Value Fund - Class A** | | | | | | | | | | | | |
| 2010 | 19 | $13.67 | to | $13.74 | $258 | 3.06% | 0.70% | to | 1.00% | | 11.96% | |
| 2009 | 11 | | $12.21 | | $134 | (d) | | 1.00% | | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Allianz NFJ Large-Cap Value Fund - Institutional Class** | | | | | | | | | | | | |
| 2010 | 234 | $7.78 | to | $8.04 | $1,879 | 2.62% | 0.00% | to | 1.25% | 11.30% | to | 12.76% |
| 2009 | 165 | $6.99 | to | $7.13 | $1,179 | 3.07% | 0.00% | to | 1.25% | 14.78% | to | 16.12% |
| 2008 | 95 | $6.09 | to | $6.14 | $580 | (c) | 0.00% | to | 1.25% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Allianz NFJ Small-Cap Value Fund - Class A** | | | | | | | | | | | | |
| 2010 | 22 | $17.05 | to | $18.40 | $398 | 1.04% | 0.55% | to | 1.65% | 22.84% | to | 24.05% |
| 2009 | 39 | $13.88 | to | $14.77 | $563 | 2.22% | 0.60% | to | 1.65% | 22.70% | to | 23.19% |
| 2008 | 29 | $11.64 | to | $12.02 | $336 | 1.27% | 0.55% | to | 1.20% | -27.34% | to | -27.09% |
| 2007 | 28 | $16.02 | to | $16.30 | $454 | 1.93% | 0.75% | to | 1.20% | 4.84% | to | 5.30% |
| 2006 | 31 | $15.28 | to | $15.50 | $477 | 1.87% | 0.70% | to | 1.20% | 17.18% | to | 17.59% |
| **Amana Growth Fund** | | | | | | | | | | | | |
| 2010 | 1,503 | $10.90 | to | $14.33 | $18,000 | 0.03% | 0.00% | to | 1.65% | 14.12% | to | 47.13% |
| 2009 | 546 | $9.55 | to | $12.44 | $5,651 | - | 0.00% | to | 1.50% | | 32.34% | |
| 2008 | 5 | | $7.36 | | $36 | (c) | | 0.05% | | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Amana Income Fund** | | | | | | | | | | | | |
| 2010 | 2,466 | $10.87 | to | $13.81 | $29,407 | 1.54% | 0.00% | to | 1.55% | 10.51% | to | 35.39% |
| 2009 | 976 | $9.83 | to | $12.44 | $10,356 | 1.23% | 0.00% | to | 1.55% | | 23.52% | |
| 2008 | 6 | | $8.12 | | $46 | (c) | | 0.05% | | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **American Balanced Fund® - Class R-3** | | | | | | | | | | | | |
| 2010 | 497 | $11.72 | to | $13.05 | $6,178 | 1.82% | 0.00% | to | 1.55% | 11.01% | to | 12.69% |
| 2009 | 524 | $10.63 | to | $11.58 | $5,796 | 2.47% | 0.00% | to | 1.45% | 18.97% | to | 20.75% |
| 2008 | 439 | $8.96 | to | $9.59 | $4,066 | 2.93% | 0.00% | to | 1.40% | -26.93% | to | -25.95% |
| 2007 | 506 | $12.24 | to | $12.95 | $6,361 | 2.43% | 0.00% | to | 1.45% | 4.70% | to | 5.95% |
| 2006 | 422 | $11.66 | to | $12.12 | $5,014 | 2.18% | 0.20% | to | 1.55% | 9.69% | to | 11.20% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **American Century Inflation-Adjusted Bond Fund - Investor Class** | | | | | | | | | | | | |
| 2010 | 1,607 | $11.02 | to | $11.37 | $17,967 | 2.49% | 0.00% | to | 1.90% | 3.75% | to | 5.47% |
| 2009 | 846 | $10.67 | to | $10.78 | $9,060 | (d) | 0.00% | to | 1.65% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **American Century Income & Growth Fund - A Class** | | | | | | | | | | | | |
| 2010 | 509 | $10.02 | to | $30.99 | $5,100 | 1.15% | | 1.00% | | 12.69% | to | 12.71% |
| 2009 | 523 | $8.89 | to | $27.50 | $4,656 | 1.84% | | 1.00% | | 16.36% | to | 16.43% |
| 2008 | 484 | $7.64 | to | $23.62 | $3,705 | 1.55% | | 1.00% | | -35.46% | to | -35.42% |
| 2007 | 471 | $11.83 | to | $36.60 | $5,597 | 1.28% | 1.00% | to | 1.10% | -1.62% | to | -1.50% |
| 2006 | 495 | $12.01 | to | $37.17 | $5,990 | 1.59% | 1.00% | to | 1.10% | 15.59% | to | 15.70% |
| **Ariel Appreciation Fund** | | | | | | | | | | | | |
| 2010 | 62 | $12.40 | to | $13.61 | $833 | - | 0.75% | to | 2.10% | 17.20% | to | 18.76% |
| 2009 | 55 | $10.58 | to | $11.46 | $622 | 0.20% | 0.75% | to | 2.10% | 59.58% | to | 61.70% |
| 2008 | 57 | $6.63 | to | $7.09 | $395 | 0.62% | 0.75% | to | 2.10% | -41.99% | to | -41.32% |
| 2007 | 49 | $11.43 | to | $11.96 | $578 | 0.50% | 0.95% | to | 2.10% | -3.27% | to | -2.29% |
| 2006 | 52 | $11.91 | to | $12.24 | $629 | 0.05% | 0.95% | to | 1.90% | 8.87% | to | 9.87% |
| **Ariel Fund** | | | | | | | | | | | | |
| 2010 | 202 | $11.52 | to | $17.82 | $2,518 | - | 0.00% | to | 2.10% | 23.35% | to | 25.12% |
| 2009 | 124 | $9.68 | to | $10.51 | $1,271 | - | 0.70% | to | 2.10% | 60.42% | to | 62.23% |
| 2008 | 101 | $6.14 | to | $6.51 | $638 | 1.36% | 0.60% | to | 1.80% | -49.17% | to | -48.54% |
| 2007 | 68 | $11.93 | to | $12.65 | $838 | 0.40% | 0.60% | to | 2.10% | -3.52% | to | -2.40% |
| 2006 | 52 | $12.51 | to | $12.91 | $660 | - | 0.70% | to | 1.80% | 8.48% | to | 9.22% |
| **Artisan International Fund - Investor Shares** | | | | | | | | | | | | |
| 2010 | 306 | $7.98 | to | $13.98 | $2,510 | 0.92% | 0.00% | to | 1.50% | 4.44% | to | 5.87% |
| 2009 | 233 | $7.64 | to | $13.31 | $1,829 | 1.95% | 0.00% | to | 1.50% | 37.66% | to | 39.75% |
| 2008 | 57 | $5.55 | to | $5.82 | $324 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Aston/Optimum Mid Cap Fund - Class N** | | | | | | | | | | | | |
| 2010 | 249 | $11.69 | to | $11.79 | $2,925 | (e) | 0.25% | to | 1.50% | (e) | | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| **BlackRock Equity Dividend Fund - Investor A Shares** | | | | | | | | | | | | |
| 2010 | 15 | | $11.80 | | $183 | (e) | | 0.80% | | (e) | | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| **BlackRock Mid Cap Value Opportunities Fund - Investor A Shares** | | | | | | | | | | | | |
| 2010 | 285 | $15.57 | to | $16.16 | $4,516 | - | 0.00% | to | 1.50% | 24.01% | to | 25.18% |
| 2009 | 21 | $12.58 | to | $12.99 | $263 | (d) | 0.40% | to | 1.40% | (d) | | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| **The Bond Fund of America[SM], Inc. - Class R-4** | | | | | | | | | | | | |
| 2010 | 780 | $10.38 | to | $10.80 | $8,210 | 4.03% | 0.00% | to | 1.50% | 5.70% | to | 7.25% |
| 2009 | 604 | $9.82 | to | $10.07 | $5,982 | 4.37% | 0.00% | to | 1.50% | 13.13% | to | 14.82% |
| 2008 | 222 | $8.68 | to | $8.77 | $1,929 | (c) | 0.00% | to | 1.50% | (c) | | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Calvert VP SRI Balanced Portfolio** | | | | | | | | | | | | |
| 2010 | 2,182 | $9.38 | to | $31.39 | $45,223 | 1.41% | 0.00% | to | 1.50% | 10.42% | to | 12.09% |
| 2009 | 2,270 | $8.44 | to | $28.29 | $42,394 | 2.14% | 0.00% | to | 1.50% | 23.43% | to | 25.38% |
| 2008 | 2,367 | $6.80 | to | $22.80 | $35,890 | 2.51% | 0.00% | to | 1.95% | -32.37% | to | -31.38% |
| 2007 | 2,618 | $12.00 | to | $33.54 | $59,468 | 2.34% | 0.00% | to | 1.50% | 1.21% | to | 2.75% |
| 2006 | 2,925 | $11.75 | to | $32.97 | $65,397 | 2.25% | 0.00% | to | 1.50% | 7.14% | to | 8.80% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Capital World Growth & Income Fund[SM], Inc. - Class R-3 | | | | | | | | | | | | |
| 2010 | 27 | $13.56 | to | $13.80 | $363 | 2.65% | 0.20% | to | 1.25% | 6.85% | to | 6.85% |
| 2009 | 1 | $12.84 | to | $12.85 | $14 | (d) | 0.50% | to | 0.55% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| Columbia[SM] Acorn Fund® - Class A | | | | | | | | | | | | |
| 2010 | 1 | $13.20 | to | $13.23 | $9 | (e) | 0.95% | to | 1.15% | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| Columbia[SM] Acorn Fund® - Class Z | | | | | | | | | | | | |
| 2010 | 631 | $10.87 | to | $11.24 | $7,095 | 0.17% | 0.00% | to | 1.25% | 24.37% | to | 26.01% |
| 2009 | 275 | $8.74 | to | $8.92 | $2,451 | 0.31% | 0.00% | to | 1.25% | 37.85% | to | 39.59% |
| 2008 | 126 | $6.34 | to | $6.39 | $807 | (c) | 0.00% | to | 1.25% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| Columbia Mid Cap Value Fund - Class A | | | | | | | | | | | | |
| 2010 | 399 | $9.54 | to | $9.90 | $3,877 | 1.20% | 0.25% | to | 1.65% | 21.09% | to | 22.68% |
| 2009 | 371 | $7.90 | to | $8.11 | $2,961 | 0.84% | 0.00% | to | 1.60% | 30.15% | to | 32.30% |
| 2008 | 258 | $6.07 | to | $6.13 | $1,575 | (c) | 0.00% | to | 1.55% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| Columbia Mid Cap Value Fund - Class Z | | | | | | | | | | | | |
| 2010 | 273 | $9.82 | to | $10.03 | $2,739 | 1.48% | 0.00% | to | 0.80% | 22.14% | to | 23.22% |
| 2009 | 161 | $8.04 | to | $8.14 | $1,314 | 1.07% | 0.00% | to | 0.80% | 31.59% | to | 32.57% |
| 2008 | 91 | $6.11 | to | $6.14 | $561 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **CRM Mid Cap Value Fund - Investor Shares** | | | | | | |
| 2010 | 16 | $14.11 to $14.37 | $223 | 0.68% | 0.45% to 1.55% | 17.78% to 18.08% |
| 2009 | 6 | $12.15 to $12.17 | $70 | (d) | 0.45% to 0.70% | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2007 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2006 | (d) | (d) | (d) | (d) | (d) | (d) |
| **Dodge & Cox International Stock Fund** | | | | | | |
| 2010 | - | $11.80 | $4 | (e) | 1.35% | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| **DWS Equity 500 Index Fund - Class S** | | | | | | |
| 2010 | 26 | $13.53 | $351 | 1.67% | 1.00% | 13.79% |
| 2009 | 21 | $11.89 | $247 | 1.93% | 1.00% | 25.03% |
| 2008 | 18 | $9.51 | $168 | 2.02% | 1.00% | -37.72% |
| 2007 | 15 | $15.27 | $228 | 2.03% | 1.00% | 4.30% |
| 2006 | 11 | $14.64 | $167 | 1.85% | 1.00% | 14.46% |
| **Eaton Vance Large-Cap Value Fund - Class R** | | | | | | |
| 2010 | 3 | $13.20 to $13.40 | $38 | - | 0.20% to 1.10% | 9.09% to 9.17% |
| 2009 | 1 | $12.21 | $13 | (d) | 0.50% to 0.55% | (d) |
| 2008 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2007 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2006 | (d) | (d) | (d) | (d) | (d) | (d) |
| **EuroPacific Growth Fund® - Class R-3** | | | | | | |
| 2010 | 742 | $16.06 to $18.12 | $12,954 | 1.19% | 0.00% to 1.75% | 7.21% to 9.09% |
| 2009 | 721 | $14.98 to $16.61 | $11,577 | 1.76% | 0.00% to 1.75% | 36.31% to 38.65% |
| 2008 | 622 | $10.99 to $11.98 | $7,252 | 1.89% | 0.00% to 1.75% | -41.76% to -40.69% |
| 2007 | 486 | $18.87 to $20.20 | $9,594 | 2.23% | 0.00% to 1.75% | 16.70% to 18.27% |
| 2006 | 225 | $16.29 to $16.91 | $3,767 | 1.95% | 0.25% to 1.55% | 19.60% to 21.13% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-4** | | | | | | | | | | | | |
| 2010 | 16,595 | $8.81 | to | $18.31 | $279,835 | 1.48% | 0.00% | to | 1.50% | 7.74% | to | 9.40% |
| 2009 | 15,890 | $8.12 | to | $16.80 | $247,037 | 2.00% | 0.00% | to | 1.50% | 37.08% | to | 39.25% |
| 2008 | 13,832 | $5.88 | to | $12.16 | $155,758 | 2.22% | 0.00% | to | 1.50% | -41.44% | to | -40.56% |
| 2007 | 11,118 | $9.92 | to | $20.24 | $212,894 | 2.15% | 0.00% | to | 1.50% | 17.11% | to | 18.85% |
| 2006 | 8,654 | $14.58 | to | $17.16 | $141,230 | 2.13% | 0.00% | to | 1.50% | 20.03% | to | 21.40% |
| **Fidelity® Advisor New Insights Fund - Institutional Class** | | | | | | | | | | | | |
| 2010 | 3 | $12.21 | to | $12.24 | $38 | (e) | 0.90% | to | 1.15% | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 14,409 | $8.06 | to | $28.09 | $280,318 | 1.76% | 0.00% | to | 2.15% | 12.73% | to | 15.25% |
| 2009 | 15,503 | $7.06 | to | $24.68 | $263,715 | 2.20% | 0.00% | to | 2.15% | 27.38% | to | 30.20% |
| 2008 | 16,023 | $5.46 | to | $19.17 | $213,311 | 2.47% | 0.00% | to | 2.15% | -43.84% | to | -42.62% |
| 2007 | 17,821 | $13.07 | to | $33.82 | $426,528 | 1.84% | 0.00% | to | 2.15% | -0.38% | to | 1.55% |
| 2006 | 18,954 | $13.23 | to | $33.70 | $455,731 | 3.30% | 0.00% | to | 1.95% | 17.81% | to | 20.16% |
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 13,207 | $8.07 | to | $27.24 | $225,726 | 0.34% | 0.00% | to | 1.85% | 21.91% | to | 24.36% |
| 2009 | 13,653 | $6.55 | to | $22.19 | $190,848 | 0.43% | 0.00% | to | 1.85% | 25.83% | to | 28.29% |
| 2008 | 14,257 | $5.14 | to | $17.49 | $159,095 | 0.83% | 0.00% | to | 1.85% | -48.12% | to | -47.17% |
| 2007 | 15,005 | $13.28 | to | $33.50 | $329,714 | 0.83% | 0.00% | to | 1.85% | 24.81% | to | 26.93% |
| 2006 | 16,905 | $10.60 | to | $26.69 | $295,822 | 0.40% | 0.00% | to | 1.65% | 5.20% | to | 6.89% |
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 812 | $12.18 | to | $13.22 | $9,957 | 7.77% | 0.95% | to | 1.50% | 12.13% | to | 12.78% |
| 2009 | 828 | $10.80 | to | $11.79 | $9,003 | 9.19% | 0.95% | to | 1.50% | 41.88% | to | 42.48% |
| 2008 | 657 | $7.58 | to | $8.31 | $5,016 | 8.83% | 0.95% | to | 1.50% | -26.13% | to | -25.69% |
| 2007 | 735 | $10.20 | to | $11.25 | $7,556 | 8.27% | 1.00% | to | 1.50% | 1.26% | to | 1.78% |
| 2006 | 767 | $10.04 | to | $11.11 | $7,752 | 8.35% | 1.00% | to | 1.50% | 9.57% | to | 10.12% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 2,316 | $7.74 | to | $20.75 | $36,340 | 1.31% | 0.00% | to | 1.50% | 11.42% | to | 13.20% |
| 2009 | 2,527 | $6.90 | to | $18.33 | $35,651 | 2.07% | 0.00% | to | 1.50% | 24.57% | to | 26.52% |
| 2008 | 2,600 | $5.50 | to | $14.49 | $29,665 | 2.56% | 0.00% | to | 1.50% | -44.66% | to | -43.84% |
| 2007 | 2,877 | $13.33 | to | $25.80 | $60,698 | 3.37% | 0.00% | to | 1.50% | 15.56% | to | 17.27% |
| 2006 | 2,821 | $11.47 | to | $22.00 | $51,710 | 0.89% | 0.00% | to | 1.50% | 16.32% | to | 18.09% |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 38,963 | $8.83 | to | $37.67 | $1,058,819 | 1.19% | 0.00% | to | 2.15% | 14.74% | to | 17.37% |
| 2009 | 40,206 | $7.59 | to | $32.46 | $970,509 | 1.37% | 0.00% | to | 2.15% | 32.82% | to | 35.75% |
| 2008 | 39,866 | $5.64 | to | $24.16 | $722,264 | 1.02% | 0.00% | to | 2.15% | -43.75% | to | -29.20% |
| 2007 | 40,117 | $14.19 | to | $42.45 | $1,311,557 | 0.95% | 0.00% | to | 2.15% | -6.90% | to | 17.56% |
| 2006 | 40,979 | $12.07 | to | $36.46 | $1,176,582 | 1.31% | 0.00% | to | 1.95% | 9.57% | to | 11.73% |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 4,089 | $25.79 | to | $26.00 | $106,249 | 1.90% | 0.95% | to | 1.00% | 13.84% | to | 13.91% |
| 2009 | 4,173 | $22.64 | to | $22.84 | $95,244 | 2.48% | 0.95% | to | 1.00% | 25.36% | to | 25.43% |
| 2008 | 4,127 | $18.05 | to | $18.22 | $75,139 | 2.23% | 0.95% | to | 1.00% | -37.63% | to | -37.62% |
| 2007 | 4,341 | $28.94 | to | $29.21 | $126,698 | 3.67% | 1.00% | to | 1.10% | 4.29% | to | 4.40% |
| 2006 | 4,609 | $27.75 | to | $27.98 | $128,845 | 1.65% | 1.00% | to | 1.10% | 14.43% | to | 14.58% |
| **Fidelity® VIP Mid Cap Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 1,329 | | $15.45 | | $20,531 | 0.39% | | - | | | 28.86% | |
| 2009 | 1,163 | | $11.99 | | $13,948 | 0.73% | | - | | | 40.07% | |
| 2008 | 935 | | $8.56 | | $8,006 | 0.55% | | - | | | -39.42% | |
| 2007 | 706 | | $14.13 | | $9,972 | 0.92% | | - | | | 15.63% | |
| 2006 | 446 | | $12.22 | | $5,451 | (a) | | - | | | (a) | |
| **Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 947 | $23.09 | to | $23.28 | $22,008 | 1.67% | 0.95% | to | 1.00% | 13.12% | to | 13.19% |
| 2009 | 979 | $20.40 | to | $20.58 | $20,099 | 2.41% | 0.95% | to | 1.00% | 27.83% | to | 27.90% |
| 2008 | 968 | $15.95 | to | $16.10 | $15,560 | 3.00% | 0.95% | to | 1.00% | | -29.42% | |
| 2007 | 889 | $22.60 | to | $22.81 | $20,260 | 6.08% | 1.00% | to | 1.10% | 14.20% | to | 14.34% |
| 2006 | 921 | $19.79 | to | $19.95 | $18,360 | 2.71% | 1.00% | to | 1.10% | 6.17% | to | 6.29% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Mutual Global Discovery Fund - Class R** | | | | | | | | | | | | |
| 2010 | 228 | $15.81 | to | $17.53 | $3,888 | 1.60% | 0.25% | to | 1.75% | 8.96% | to | 10.53% |
| 2009 | 217 | $14.51 | to | $16.09 | $3,353 | 0.89% | 0.00% | to | 1.75% | 18.87% | to | 20.31% |
| 2008 | 160 | $12.35 | to | $13.10 | $2,067 | 1.20% | 0.35% | to | 1.55% | -28.07% | to | -27.22% |
| 2007 | 138 | $17.17 | to | $18.00 | $2,445 | 2.27% | 0.35% | to | 1.55% | 9.02% | to | 10.43% |
| 2006 | 89 | $15.75 | to | $16.30 | $1,438 | 2.06% | 0.35% | to | 1.55% | 20.97% | to | 22.16% |
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | | | | | | | | | | |
| 2010 | 47 | $13.68 | to | $15.12 | $681 | - | 0.30% | to | 1.75% | 26.20% | to | 28.04% |
| 2009 | 50 | $10.84 | to | $11.81 | $563 | - | 0.30% | to | 1.75% | 40.78% | to | 42.81% |
| 2008 | 49 | $7.70 | to | $8.27 | $396 | 0.17% | 0.30% | to | 1.75% | -43.55% | to | -43.03% |
| 2007 | 55 | $13.64 | to | $14.24 | $767 | - | 0.65% | to | 1.75% | 9.73% | to | 10.99% |
| 2006 | 44 | $12.43 | to | $12.83 | $556 | - | 0.65% | to | 1.75% | 5.76% | to | 6.60% |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | | | | | | | | | | |
| 2010 | 6,233 | $10.33 | to | $21.19 | $119,932 | 0.74% | 0.00% | to | 1.95% | 25.72% | to | 28.24% |
| 2009 | 5,720 | $8.12 | to | $16.69 | $86,667 | 1.55% | 0.00% | to | 1.95% | 26.67% | to | 29.30% |
| 2008 | 5,364 | $6.33 | to | $13.05 | $63,473 | 1.21% | 0.00% | to | 1.90% | -34.15% | to | -32.98% |
| 2007 | 5,150 | $12.76 | to | $19.69 | $91,636 | 0.69% | 0.00% | to | 1.95% | -4.10% | to | -2.71% |
| 2006 | 4,814 | $13.16 | to | $20.37 | $88,521 | 0.64% | 0.15% | to | 1.75% | 15.05% | to | 16.53% |
| **Fundamental Investors[SM], Inc. - Class R-3** | | | | | | | | | | | | |
| 2010 | 87 | $8.90 | to | $9.27 | $793 | 1.08% | 0.00% | to | 1.55% | 12.17% | to | 13.42% |
| 2009 | 63 | $7.97 | to | $8.12 | $505 | 0.77% | 0.25% | to | 1.40% | 31.09% | to | 32.35% |
| 2008 | 2 | $6.08 | to | $6.12 | $13 | (c) | 0.40% | to | 1.35% | (c) | | |
| 2007 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2006 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **Fundamental Investors[SM], Inc. - Class R-4** | | | | | | | | | | | | |
| 2010 | 3,501 | $8.98 | to | $9.35 | $31,928 | 1.44% | 0.00% | to | 1.50% | 12.25% | to | 14.02% |
| 2009 | 2,700 | $8.00 | to | $8.20 | $21,781 | 1.62% | 0.00% | to | 1.50% | 31.36% | to | 33.33% |
| 2008 | 1,355 | $6.09 | to | $6.15 | $8,280 | (c) | 0.00% | to | 1.50% | (c) | | |
| 2007 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2006 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **The Growth Fund of America® - Class R-3** | | | | | | | | | | | | |
| 2010 | 1,342 | $10.34 | to | $13.84 | $17,580 | 0.60% | 0.00% | to | 1.75% | 9.96% | to | 11.97% |
| 2009 | 1,299 | $9.33 | to | $12.36 | $15,280 | 0.73% | 0.00% | to | 1.75% | 31.80% | to | 34.06% |
| 2008 | 1,082 | $7.03 | to | $9.22 | $9,558 | 0.68% | 0.00% | to | 1.75% | -40.25% | to | -39.22% |
| 2007 | 848 | $11.68 | to | $15.17 | $12,442 | 0.92% | 0.00% | to | 1.75% | 8.85% | to | 10.36% |
| 2006 | 584 | $10.67 | to | $13.63 | $7,813 | 0.76% | 0.20% | to | 1.55% | 8.89% | to | 10.29% |
| **The Growth Fund of America® - Class R-4** | | | | | | | | | | | | |
| 2010 | 23,779 | $8.79 | to | $14.10 | $313,633 | 0.88% | 0.00% | to | 1.50% | 10.63% | to | 12.30% |
| 2009 | 23,386 | $7.89 | to | $12.56 | $277,112 | 1.00% | 0.00% | to | 1.50% | 32.53% | to | 34.63% |
| 2008 | 20,363 | $5.91 | to | $9.34 | $181,120 | 0.98% | 0.00% | to | 1.50% | -40.00% | to | -39.03% |
| 2007 | 16,882 | $9.72 | to | $15.32 | $248,778 | 1.08% | 0.00% | to | 1.50% | 9.19% | to | 10.52% |
| 2006 | 14,655 | $12.90 | to | $13.73 | $196,584 | 0.91% | 0.30% | to | 1.50% | 9.29% | to | 10.56% |
| **The Hartford Capital Appreciation Fund - Class R4** | | | | | | | | | | | | |
| 2010 | 17 | | $11.48 | | $190 | (e) | | 0.65% | | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **The Hartford Dividend And Growth Fund - Class R4** | | | | | | | | | | | | |
| 2010 | 4 | | $11.16 | | $46 | (e) | | 0.65% | | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **The Income Fund of America® - Class R-3** | | | | | | | | | | | | |
| 2010 | 147 | $12.33 | to | $13.91 | $1,942 | 3.82% | 0.00% | to | 1.75% | 9.70% | to | 11.55% |
| 2009 | 149 | $11.24 | to | $12.47 | $1,778 | 4.47% | 0.00% | to | 1.75% | 21.91% | to | 24.08% |
| 2008 | 158 | $9.22 | to | $10.05 | $1,535 | 4.57% | 0.00% | to | 1.75% | -30.42% | to | -29.18% |
| 2007 | 121 | $13.25 | to | $14.19 | $1,660 | 3.34% | 0.00% | to | 1.75% | 1.83% | to | 3.08% |
| 2006 | 77 | $13.12 | to | $13.65 | $1,032 | 3.12% | 0.20% | to | 1.55% | 18.13% | to | 19.60% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Balanced Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 14,952 | $9.56 | to | $38.46 | $347,585 | 2.78% | 0.00% | to | 1.95% | 11.89% | to | 14.19% |
| 2009 | 16,466 | $8.44 | to | $34.02 | $341,845 | 4.46% | 0.00% | to | 1.95% | 16.92% | to | 19.28% |
| 2008 | 17,863 | $7.13 | to | $28.80 | $314,926 | 3.72% | 0.00% | to | 1.95% | -29.49% | to | 1.49% |
| 2007 | 21,542 | $12.24 | to | $40.44 | $528,434 | 2.68% | 0.00% | to | 1.95% | -27.07% | to | 5.54% |
| 2006 | 24,020 | $11.74 | to | $38.67 | $588,364 | 2.43% | 0.00% | to | 1.95% | 7.84% | to | 9.99% |
| **ING Real Estate Fund - Class A** | | | | | | | | | | | | |
| 2010 | 117 | $15.50 | to | $17.49 | $1,971 | 2.35% | 0.00% | to | 1.75% | 25.63% | to | 27.39% |
| 2009 | 122 | $12.60 | to | $13.73 | $1,611 | 3.77% | 0.00% | to | 1.45% | 27.79% | to | 29.65% |
| 2008 | 133 | $9.86 | to | $10.59 | $1,357 | 3.35% | 0.00% | to | 1.45% | -36.10% | to | -35.15% |
| 2007 | 121 | $15.25 | to | $16.33 | $1,923 | 2.75% | 0.00% | to | 1.75% | -17.75% | to | -16.74% |
| 2006 | 124 | $18.70 | to | $19.45 | $2,373 | 2.49% | 0.20% | to | 1.55% | 34.10% | to | 35.71% |
| **ING GNMA Income Fund - Class A** | | | | | | | | | | | | |
| 2010 | 367 | $10.20 | to | $15.66 | $4,750 | 3.74% | 0.00% | to | 1.55% | 4.56% | to | 6.24% |
| 2009 | 388 | $11.85 | to | $12.98 | $4,826 | 4.15% | 0.00% | to | 1.55% | 3.40% | to | 4.93% |
| 2008 | 238 | $11.46 | to | $12.37 | $2,835 | 3.54% | 0.00% | to | 1.55% | 5.23% | to | 6.91% |
| 2007 | 126 | $10.89 | to | $11.57 | $1,405 | 3.87% | 0.00% | to | 1.55% | 4.11% | to | 5.37% |
| 2006 | 91 | $10.44 | to | $10.87 | $973 | 5.45% | 0.20% | to | 1.55% | 2.75% | to | 3.93% |
| **ING Intermediate Bond Fund - Class A** | | | | | | | | | | | | |
| 2010 | 326 | $11.66 | to | $12.97 | $4,053 | 5.17% | 0.00% | to | 1.55% | 8.06% | to | 9.64% |
| 2009 | 334 | $10.79 | to | $11.83 | $3,799 | 6.26% | 0.00% | to | 1.55% | 11.01% | to | 12.88% |
| 2008 | 342 | $9.72 | to | $10.48 | $3,481 | 4.43% | 0.00% | to | 1.55% | -11.39% | to | -10.04% |
| 2007 | 269 | $10.97 | to | $11.65 | $3,064 | 4.22% | 0.00% | to | 1.55% | 4.18% | to | 5.34% |
| 2006 | 151 | $10.53 | to | $10.95 | $1,633 | 4.65% | 0.20% | to | 1.55% | 2.13% | to | 3.33% |
| **ING Intermediate Bond Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 17,564 | $11.13 | to | $89.57 | $383,698 | 5.05% | 0.00% | to | 1.95% | 7.67% | to | 9.98% |
| 2009 | 18,464 | $10.21 | to | $82.40 | $378,989 | 6.63% | 0.00% | to | 2.05% | 9.31% | to | 11.57% |
| 2008 | 18,571 | $9.22 | to | $83.76 | $350,384 | 5.64% | 0.00% | to | 2.05% | -10.25% | to | 6.66% |
| 2007 | 19,947 | $11.00 | to | $92.31 | $421,252 | 3.81% | 0.00% | to | 1.95% | -11.31% | to | 5.99% |
| 2006 | 19,472 | $10.56 | to | $87.81 | $400,146 | 3.99% | 0.00% | to | 1.95% | 2.02% | to | 4.12% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Intermediate Bond Portfolio - Class S** | | | | | | | | | | | | |
| 2010 | 44 | | $11.66 | | $511 | 5.81% | | 0.35% | | | 9.07% | |
| 2009 | 33 | | $10.69 | | $349 | 7.13% | | 0.35% | | | 10.89% | |
| 2008 | 22 | | $9.64 | | $212 | 5.64% | | 0.35% | | | -8.88% | |
| 2007 | 23 | | $10.58 | | $249 | 6.90% | | 0.35% | | | 5.27% | |
| 2006 | 1 | | $10.05 | | $12 | (a) | | 0.35% | | | (a) | |
| **ING Artio Foreign Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 2,357 | $7.06 | to | $14.81 | $32,588 | - | 0.00% | to | 1.50% | 5.26% | to | 6.85% |
| 2009 | 2,803 | $6.66 | to | $13.86 | $36,625 | 3.46% | 0.00% | to | 1.50% | 18.42% | to | 20.21% |
| 2008 | 3,034 | $5.58 | to | $11.53 | $33,338 | - | 0.00% | to | 1.50% | -44.46% | to | -43.62% |
| 2007 | 3,036 | $17.69 | to | $20.46 | $59,851 | 0.08% | 0.00% | to | 1.50% | 14.70% | to | 16.46% |
| 2006 | 1,766 | $15.30 | to | $17.79 | $30,166 | (a) | 0.00% | to | 1.50% | | (a) | |
| **ING BlackRock Large Cap Growth Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2010 | 9,256 | $8.45 | to | $9.53 | $84,717 | 0.46% | 0.00% | to | 1.50% | 11.91% | to | 13.72% |
| 2009 | 9,710 | $7.55 | to | $8.39 | $79,020 | 0.58% | 0.00% | to | 1.50% | 28.62% | to | 30.69% |
| 2008 | 10,055 | $5.87 | to | $6.43 | $63,303 | 0.20% | 0.00% | to | 1.50% | -39.90% | to | -39.03% |
| 2007 | 11,126 | $9.76 | to | $10.53 | $115,938 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING BlackRock Large Cap Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 18 | $10.71 | to | $10.95 | $196 | - | 0.00% | to | 0.50% | 12.86% | to | 13.47% |
| 2009 | 17 | $9.49 | to | $9.65 | $158 | - | 0.00% | to | 0.50% | 29.47% | to | 30.23% |
| 2008 | 12 | $7.33 | to | $7.41 | $86 | - | 0.00% | to | 0.50% | -39.32% | to | -39.11% |
| 2007 | 4 | $12.08 | to | $12.17 | $43 | - | 0.00% | to | 0.50% | | 6.75% | |
| 2006 | - | | $11.40 | | - | (a) | | - | | | (a) | |
| **ING BlackRock Large Cap Growth Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2010 | 24 | | $9.25 | | $220 | - | | 0.35% | | | 12.80% | |
| 2009 | 22 | | $8.20 | | $177 | - | | 0.35% | | | 29.54% | |
| 2008 | 12 | | $6.33 | | $79 | - | | 0.35% | | | -39.43% | |
| 2007 | 14 | | $10.45 | | $147 | (b) | | 0.35% | | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Clarion Global Real Estate Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2010 | 5,816 | $10.11 | to | $10.47 | $59,612 | 8.70% | 0.00% | to | 1.50% | 14.63% | to | 16.33% |
| 2009 | 5,675 | $8.82 | to | $9.00 | $50,442 | 2.45% | 0.00% | to | 1.50% | 31.79% | to | 33.73% |
| 2008 | 5,361 | $6.69 | to | $6.73 | $35,967 | (c) | 0.00% | to | 1.50% | (c) | | |
| 2007 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2006 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **ING Clarion Real Estate Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2010 | 182 | $10.07 | to | $10.56 | $1,924 | 3.64% | 0.95% | to | 1.95% | 25.88% | to | 27.08% |
| 2009 | 158 | $8.00 | to | $8.31 | $1,315 | 3.43% | 0.95% | to | 1.95% | 34.90% | | |
| 2008 | 117 | $6.16 | | | $724 | 1.92% | 0.95% | | | -38.89% | | |
| 2007 | 94 | $9.91 | to | $10.08 | $942 | (g) | 0.95% | to | 1.95% | (g) | | |
| 2006 | 61 | $12.34 | | | $754 | (a) | 0.95% | | | (a) | | |
| **ING Clarion Real Estate Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 3,935 | $9.13 | to | $10.91 | $41,259 | 3.37% | 0.00% | to | 1.50% | 26.02% | to | 28.05% |
| 2009 | 3,220 | $7.19 | to | $8.52 | $26,610 | 3.48% | 0.00% | to | 1.55% | 33.83% | to | 35.89% |
| 2008 | 2,819 | $5.33 | to | $6.27 | $17,289 | 1.39% | 0.00% | to | 1.50% | -39.46% | to | -38.53% |
| 2007 | 2,072 | $9.95 | to | $10.20 | $20,838 | 1.31% | 0.00% | to | 1.50% | -18.97% | to | -18.11% |
| 2006 | 1,372 | $12.28 | to | $12.39 | $16,905 | (a) | 0.35% | to | 1.50% | (a) | | |
| **ING FMR[SM] Diversified Mid Cap Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 4,086 | $10.41 | to | $16.61 | $64,558 | 0.15% | 0.00% | to | 1.80% | 26.45% | to | 28.45% |
| 2009 | 3,350 | $8.18 | to | $12.94 | $41,611 | 0.53% | 0.00% | to | 1.50% | 37.05% | to | 39.14% |
| 2008 | 2,384 | $5.92 | to | $9.30 | $21,437 | 0.94% | 0.00% | to | 1.50% | -40.11% | to | -39.14% |
| 2007 | 1,307 | $9.76 | to | $15.28 | $19,443 | 0.12% | 0.00% | to | 1.85% | 12.77% | to | 14.09% |
| 2006 | 1,115 | $13.00 | to | $13.31 | $14,604 | - | 0.35% | to | 1.55% | 10.25% | to | 11.36% |
| **ING Global Resources Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2010 | 2 | $13.76 | | | $33 | - | 0.20% | | | 21.66% | | |
| 2009 | 2 | $11.31 | | | $27 | - | 0.20% | | | 37.59% | | |
| 2008 | 3 | $8.22 | | | $25 | 2.90% | 0.20% | | | -40.95% | | |
| 2007 | 3 | $13.92 | | | $44 | (b) | 0.20% | | | (b) | | |
| 2006 | (b) | (b) | | | (b) | (b) | (b) | | | (b) | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Global Resources Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 10,301 | $9.88 | to | $15.01 | $133,413 | 0.85% | 0.00% | to | 1.50% | 19.77% | to | 21.64% |
| 2009 | 10,029 | $8.19 | to | $12.38 | $107,768 | 0.30% | 0.00% | to | 1.50% | 35.47% | to | 37.64% |
| 2008 | 9,325 | $6.00 | to | $8.06 | $73,573 | 2.08% | 0.00% | to | 1.50% | -41.88% | to | -41.03% |
| 2007 | 8,097 | $13.42 | to | $13.65 | $109,431 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Janus Contrarian Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 2,467 | $7.98 | to | $9.11 | $21,675 | - | 0.00% | to | 1.55% | 12.17% | to | 13.88% |
| 2009 | 1,691 | $7.15 | to | $8.00 | $13,120 | 0.57% | 0.00% | to | 1.55% | 34.33% | to | 36.52% |
| 2008 | 1,285 | $5.32 | to | $5.86 | $7,405 | 0.72% | 0.00% | to | 1.50% | -49.21% | to | -49.00% |
| 2007 | 403 | $11.44 | to | $11.49 | $4,611 | (b) | 0.00% | to | 0.50% | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | | | | | | | | | | | | |
| 2010 | 20 | | $19.86 | | $405 | 0.48% | | 0.35% | | | 19.49% | |
| 2009 | 25 | | $16.62 | | $421 | 1.01% | | 0.35% | | | 70.29% | |
| 2008 | 18 | | $9.76 | | $171 | 3.71% | | 0.35% | | | -51.61% | |
| 2007 | 18 | | $20.17 | | $368 | 0.94% | | 0.35% | | | 37.49% | |
| 2006 | 4 | | $14.67 | | $57 | (a) | | 0.35% | | | (a) | |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | | | | | | | | | | | |
| 2010 | 1,953 | $20.75 | to | $20.78 | $40,548 | 0.67% | 0.95% | to | 1.00% | 19.39% | to | 19.49% |
| 2009 | 2,123 | $17.38 | to | $17.39 | $36,901 | 1.51% | 0.95% | to | 1.00% | 70.32% | to | 70.39% |
| 2008 | 1,808 | $10.20 | to | $10.21 | $18,447 | 2.65% | 0.95% | to | 1.00% | -51.66% | to | -51.61% |
| 2007 | 2,077 | | $21.10 | | $43,831 | 1.12% | | 1.00% | | | 37.46% | |
| 2006 | 1,901 | | $15.35 | | $29,171 | 0.67% | | 1.00% | | | 34.77% | |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 1,441 | $9.94 | to | $25.42 | $33,720 | 0.48% | 0.00% | to | 1.55% | 18.45% | to | 20.31% |
| 2009 | 1,541 | $8.33 | to | $21.25 | $30,187 | 1.31% | 0.00% | to | 1.55% | 68.93% | to | 71.51% |
| 2008 | 1,357 | $4.89 | to | $12.39 | $15,725 | 2.46% | 0.00% | to | 1.50% | -52.01% | to | -51.32% |
| 2007 | 1,642 | $15.61 | to | $25.32 | $40,173 | 0.95% | 0.10% | to | 1.50% | 36.42% | to | 37.80% |
| 2006 | 1,200 | $11.43 | to | $18.30 | $21,610 | 0.43% | 0.40% | to | 1.50% | 33.78% | to | 35.12% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 466 | $10.41 | to | $14.76 | $6,554 | 0.28% | 0.00% | to | 1.50% | 24.86% | to | 26.70% |
| 2009 | 324 | $8.29 | to | $11.65 | $3,617 | 0.45% | 0.00% | to | 1.50% | 25.40% | to | 27.40% |
| 2008 | 241 | $6.57 | to | $9.15 | $2,129 | 0.48% | 0.00% | to | 1.50% | -31.00% | to | -29.94% |
| 2007 | 194 | $12.55 | to | $13.06 | $2,468 | 0.15% | 0.00% | to | 1.50% | -3.16% | to | -2.13% |
| 2006 | 126 | $12.96 | to | $13.25 | $1,643 | - | 0.40% | to | 1.50% | 15.07% | to | 16.04% |
| **ING Large Cap Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 217 | $14.96 | to | $15.29 | $3,252 | 0.33% | 0.00% | to | 0.50% | 13.68% | to | 14.19% |
| 2009 | 29 | $13.16 | to | $13.39 | $378 | 0.48% | 0.00% | to | 0.50% | 41.81% | to | 42.45% |
| 2008 | 4 | $9.28 | to | $9.40 | $35 | - | 0.00% | to | 0.50% | | -27.53% | |
| 2007 | - | | $12.97 | | - | (b) | | - | | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Lord Abbett Growth and Income Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2010 | 9,150 | $8.50 | to | $10.11 | $88,511 | 0.78% | 0.00% | to | 1.95% | 15.25% | to | 17.56% |
| 2009 | 9,595 | $7.29 | to | $8.60 | $79,642 | 0.97% | 0.00% | to | 1.95% | 16.79% | to | 19.11% |
| 2008 | 10,392 | $6.17 | to | $7.22 | $73,160 | 3.25% | 0.00% | to | 1.95% | -37.67% | to | -36.48% |
| 2007 | 11,800 | $10.99 | to | $11.33 | $131,763 | 0.05% | 0.20% | to | 1.95% | 2.79% | to | 3.78% |
| 2006 | 99 | $10.77 | to | $10.85 | $1,068 | (a) | 0.50% | to | 1.50% | | (a) | |
| **ING Lord Abbett Growth and Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 83 | $9.30 | to | $9.77 | $807 | 0.54% | 0.50% | to | 1.55% | 15.38% | to | 16.59% |
| 2009 | 80 | $8.06 | to | $8.38 | $668 | 0.85% | 0.50% | to | 1.55% | 17.17% | to | 17.99% |
| 2008 | 72 | $6.93 | to | $7.06 | $506 | 3.33% | 0.65% | to | 1.35% | -37.45% | to | -37.15% |
| 2007 | 46 | $11.08 | to | $11.17 | $516 | (b) | 0.85% | to | 1.35% | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Marsico Growth Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2010 | 921 | $9.82 | to | $10.29 | $9,178 | 0.69% | 0.00% | to | 1.50% | 18.35% | to | 20.07% |
| 2009 | 881 | $8.25 | to | $8.57 | $7,384 | 1.17% | 0.00% | to | 1.50% | 27.33% | to | 31.01% |
| 2008 | 797 | $6.45 | to | $6.62 | $5,214 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Marsico Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 43 | $10.12 | to | $12.51 | $522 | 0.47% | 0.25% | to | 1.35% | 18.32% | to | 19.48% |
| 2009 | 33 | $8.47 | to | $10.35 | $337 | 0.62% | 0.35% | to | 1.50% | 27.96% | to | 28.53% |
| 2008 | 39 | $6.59 | to | $8.08 | $306 | 0.09% | 0.35% | to | 1.20% | -40.94% | to | -40.60% |
| 2007 | 325 | $11.39 | to | $13.76 | $4,327 | - | 0.00% | to | 1.50% | 12.43% | to | 14.19% |
| 2006 | 233 | $10.11 | to | $12.05 | $2,747 | - | 0.00% | to | 1.50% | 3.34% | to | 4.46% |
| ING Marsico International Opportunities Portfolio - Adviser Class | | | | | | | | | | | | |
| 2010 | 9 | | $8.77 | | $81 | 0.78% | | 0.35% | | | 13.02% | |
| 2009 | 23 | | $7.76 | | $175 | - | | 0.35% | | | 36.62% | |
| 2008 | 11 | | $5.68 | | $65 | - | | 0.35% | | | -49.87% | |
| 2007 | 6 | | $11.33 | | $64 | (b) | | 0.35% | | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Marsico International Opportunities Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 579 | $7.60 | to | $14.82 | $8,102 | 1.37% | 0.00% | to | 1.50% | 12.11% | to | 13.82% |
| 2009 | 690 | $6.74 | to | $13.02 | $8,576 | 1.20% | 0.00% | to | 1.50% | 35.49% | to | 37.63% |
| 2008 | 705 | $4.93 | to | $9.46 | $6,408 | 1.08% | 0.00% | to | 1.50% | -50.25% | to | -49.52% |
| 2007 | 688 | $18.01 | to | $18.74 | $12,551 | 0.95% | 0.00% | to | 1.50% | 18.80% | to | 19.97% |
| 2006 | 478 | $15.16 | to | $15.50 | $7,306 | 0.03% | 0.40% | to | 1.50% | 22.16% | to | 23.16% |
| ING MFS Total Return Portfolio - Adviser Class | | | | | | | | | | | | |
| 2010 | 93 | | $11.49 | | $1,070 | 0.41% | | 0.35% | | | 9.12% | |
| 2009 | 85 | | $10.53 | | $896 | 2.58% | | 0.35% | | | 17.13% | |
| 2008 | 55 | | $8.99 | | $497 | 4.89% | | 0.35% | | | -22.90% | |
| 2007 | 49 | | $11.66 | | $567 | 1.31% | | 0.35% | | | 3.19% | |
| 2006 | 4 | | $11.30 | | $45 | (a) | | 0.35% | | | (a) | |
| ING MFS Total Return Portfolio - Institutional Class | | | | | | | | | | | | |
| 2010 | 5,492 | $10.94 | to | $10.95 | $60,109 | 0.45% | 0.95% | to | 1.00% | 9.06% | to | 9.07% |
| 2009 | 5,815 | $10.03 | to | $10.04 | $58,354 | 2.74% | 0.95% | to | 1.00% | 17.02% | to | 17.04% |
| 2008 | 6,024 | $8.57 | to | $8.58 | $51,654 | 6.26% | 0.95% | to | 1.00% | -23.00% | to | -22.91% |
| 2007 | 7,291 | | $11.13 | | $81,146 | 0.11% | | 1.00% | | | 3.25% | |
| 2006 | 25 | | $10.78 | | $269 | (a) | | 1.00% | | | (a) | |

406

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 1,795 | $9.70 | to | $15.85 | $25,934 | 0.45% | 0.00% | to | 1.50% | 8.18% | to | 9.90% |
| 2009 | 1,926 | $8.90 | to | $14.70 | $25,683 | 2.51% | 0.00% | to | 1.55% | 16.03% | to | 17.88% |
| 2008 | 1,955 | $7.60 | to | $12.47 | $22,350 | 5.97% | 0.00% | to | 1.55% | -23.51% | to | -22.41% |
| 2007 | 2,252 | $12.08 | to | $15.88 | $33,604 | 2.95% | 0.10% | to | 1.55% | 2.44% | to | 3.61% |
| 2006 | 2,514 | $11.69 | to | $15.23 | $36,559 | 2.23% | 0.30% | to | 1.65% | 10.26% | to | 11.49% |
| **ING MFS Utilities Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 2,219 | $9.35 | to | $18.03 | $37,746 | 2.63% | 0.00% | to | 1.50% | 12.01% | to | 13.72% |
| 2009 | 2,258 | $8.29 | to | $15.86 | $34,116 | 5.53% | 0.00% | to | 1.50% | 30.80% | to | 32.83% |
| 2008 | 2,158 | $6.29 | to | $11.94 | $24,775 | 3.58% | 0.00% | to | 1.50% | -38.65% | to | -37.72% |
| 2007 | 2,012 | $18.42 | to | $19.17 | $37,523 | 1.01% | 0.00% | to | 1.50% | 25.48% | to | 26.89% |
| 2006 | 881 | $14.68 | to | $15.01 | $13,022 | 0.04% | 0.40% | to | 1.50% | 28.88% | to | 30.08% |
| **ING PIMCO High Yield Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2010 | 491 | $13.96 | to | $13.98 | $6,858 | 7.29% | 0.95% | to | 1.00% | 13.40% | to | 13.47% |
| 2009 | 278 | $12.31 | to | $12.32 | $3,426 | 7.29% | 0.95% | to | 1.00% | 48.26% | to | 48.31% |
| 2008 | 73 | $8.30 | to | $8.31 | $609 | 8.94% | 0.95% | to | 1.00% | -23.15% | to | -23.06% |
| 2007 | 74 | $10.80 | | | $800 | 6.11% | 1.00% | | | 2.08% | | |
| 2006 | 23 | $10.58 | | | $247 | (a) | 1.00% | | | (a) | | |
| **ING PIMCO High Yield Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 1,397 | $12.89 | to | $15.66 | $20,723 | 7.21% | 0.00% | to | 1.50% | 12.60% | to | 14.27% |
| 2009 | 969 | $11.37 | to | $13.71 | $12,663 | 8.04% | 0.00% | to | 1.50% | 47.07% | to | 49.41% |
| 2008 | 505 | $7.67 | to | $9.18 | $4,462 | 8.96% | 0.00% | to | 1.50% | -23.68% | to | -22.53% |
| 2007 | 497 | $10.71 | to | $11.85 | $5,722 | 7.27% | 0.00% | to | 1.50% | 1.34% | to | 2.86% |
| 2006 | 448 | $10.56 | to | $11.52 | $5,070 | 6.48% | 0.00% | to | 1.50% | 7.36% | to | 8.35% |
| **ING Pioneer Equity Income Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2010 | 16,432 | $8.02 | to | $9.06 | $137,628 | 2.49% | 0.00% | to | 1.95% | 17.08% | to | 19.37% |
| 2009 | 17,629 | $6.85 | to | $7.59 | $124,824 | - | 0.00% | to | 1.95% | 10.45% | to | 12.77% |
| 2008 | 17,559 | $6.20 | to | $6.74 | $111,368 | 3.16% | 0.00% | to | 1.95% | -31.49% | to | -30.28% |
| 2007 | 17,096 | $9.05 | to | $9.31 | $156,482 | (b) | 0.20% | to | 1.95% | (b) | | |
| 2006 | (b) | (b) | | | (b) | (b) | (b) | | | (b) | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Pioneer Equity Income Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | - | | $8.26 | | $3 | - | | 1.05% | | | 18.00% | |
| 2009 | - | | $7.00 | | $3 | (d) | | 1.05% | | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Pioneer Fund Portfolio - Institutional Class | | | | | | | | | | | | |
| 2010 | 1,963 | $9.06 | to | $11.50 | $20,602 | 1.34% | 0.00% | to | 1.95% | 13.87% | to | 16.17% |
| 2009 | 1,654 | $7.87 | to | $10.00 | $15,047 | 1.46% | 0.00% | to | 1.95% | 22.54% | to | 24.41% |
| 2008 | 1,578 | $6.37 | to | $8.11 | $11,631 | 3.79% | 0.00% | to | 1.60% | -35.59% | to | -34.52% |
| 2007 | 1,454 | $11.18 | to | $12.51 | $16,489 | 0.44% | 0.00% | to | 1.70% | 3.71% | to | 5.42% |
| 2006 | 232 | $10.78 | to | $11.98 | $2,509 | (a) | 0.00% | to | 1.50% | | (a) | |
| ING Pioneer Fund Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 46 | $10.00 | to | $10.52 | $473 | 1.21% | 0.45% | to | 1.55% | 14.27% | to | 15.22% |
| 2009 | 39 | $8.83 | to | $9.13 | $353 | 1.73% | 0.45% | to | 1.35% | 22.44% | to | 23.00% |
| 2008 | 15 | $7.22 | to | $7.33 | $109 | 3.64% | 0.70% | to | 1.30% | -35.54% | to | -35.41% |
| 2007 | 10 | $11.20 | to | $11.24 | $111 | - | 1.00% | to | 1.30% | | 4.07% | |
| 2006 | 2 | | $10.80 | | $25 | (a) | | 1.00% | | | (a) | |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | | | | | | | | | | | | |
| 2010 | 8,727 | $9.30 | to | $11.24 | $93,956 | 1.11% | 0.00% | to | 2.10% | 15.71% | to | 18.32% |
| 2009 | 9,133 | $7.93 | to | $9.51 | $83,867 | 1.50% | 0.00% | to | 2.10% | 23.11% | to | 25.46% |
| 2008 | 8,859 | $6.37 | to | $7.58 | $65,464 | 2.18% | 0.00% | to | 1.80% | -34.09% | to | -32.92% |
| 2007 | 8,727 | $11.02 | to | $11.30 | $96,991 | 0.08% | 0.00% | to | 1.80% | 4.16% | to | 5.26% |
| 2006 | 74 | $10.54 | to | $10.65 | $783 | (a) | 0.50% | to | 1.50% | | (a) | |
| ING Pioneer Mid Cap Value Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 36 | $10.30 | to | $11.07 | $390 | 0.82% | 0.10% | to | 1.65% | 16.13% | to | 17.77% |
| 2009 | 37 | $8.91 | to | $9.40 | $342 | 1.47% | 0.10% | to | 1.55% | 23.49% | to | 25.00% |
| 2008 | 28 | $7.27 | to | $7.52 | $204 | 3.64% | 0.10% | to | 1.35% | -34.03% | to | -33.30% |
| 2007 | 1 | $11.02 | to | $11.20 | $16 | (g) | 0.35% | to | 1.35% | | (g) | |
| 2006 | 1 | | $10.61 | | $6 | (a) | | 0.80% | | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 25,529 | $10.65 | to | $14.53 | $352,842 | 1.74% | 0.00% | to | 1.55% | 12.32% | to | 13.97% |
| 2009 | 21,112 | $9.42 | to | $12.75 | $257,927 | 2.05% | 0.00% | to | 1.55% | 31.08% | to | 33.33% |
| 2008 | 17,181 | $7.12 | to | $9.57 | $158,868 | 4.79% | 0.00% | to | 1.55% | -28.63% | to | -27.50% |
| 2007 | 13,148 | $12.66 | to | $13.20 | $168,990 | 1.82% | 0.00% | to | 1.55% | 2.76% | to | 4.05% |
| 2006 | 7,004 | $12.32 | to | $12.60 | $86,924 | 1.22% | 0.30% | to | 1.55% | 13.00% | to | 14.01% |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | | | | | | | | | | | | |
| 2010 | 121 | $11.20 | | | $1,354 | 1.31% | 0.35% | | | 14.17% | | |
| 2009 | 142 | $9.81 | | | $1,389 | 1.56% | 0.35% | | | 24.18% | | |
| 2008 | 116 | $7.90 | | | $918 | 3.48% | 0.35% | | | -36.19% | | |
| 2007 | 93 | $12.38 | | | $1,151 | 1.02% | 0.35% | | | 2.40% | | |
| 2006 | 18 | $12.09 | | | $215 | (a) | 0.35% | | | (a) | | |
| ING T. Rowe Price Equity Income Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 6,508 | $8.82 | to | $17.67 | $106,214 | 1.54% | 0.00% | to | 1.65% | 13.06% | to | 15.00% |
| 2009 | 7,785 | $7.73 | to | $15.37 | $110,806 | 1.81% | 0.00% | to | 1.65% | 22.83% | to | 24.96% |
| 2008 | 6,475 | $6.23 | to | $12.30 | $74,508 | 4.58% | 0.00% | to | 1.65% | -36.69% | to | -35.67% |
| 2007 | 5,633 | $13.02 | to | $19.12 | $101,704 | 1.42% | 0.00% | to | 1.65% | 1.35% | to | 2.78% |
| 2006 | 4,956 | $12.72 | to | $18.46 | $87,796 | 1.34% | 0.15% | to | 1.65% | 17.21% | to | 18.68% |
| ING Templeton Global Growth Portfolio - Institutional Class | | | | | | | | | | | | |
| 2010 | 52 | $13.78 | to | $14.41 | $735 | 1.63% | 0.60% | to | 1.55% | 6.33% | to | 7.38% |
| 2009 | 56 | $12.86 | to | $13.42 | $738 | 3.04% | 0.60% | to | 1.75% | 30.43% | to | 31.96% |
| 2008 | 77 | $9.86 | to | $10.17 | $774 | 1.43% | 0.60% | to | 1.75% | -40.67% | to | -39.96% |
| 2007 | 71 | $16.62 | to | $16.94 | $1,186 | - | 0.75% | to | 1.90% | 1.70% | | |
| 2006 | - | $16.50 | | | - | (a) | 1.00% | | | (a) | | |
| ING Templeton Global Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 395 | $8.29 | to | $9.72 | $3,693 | 1.47% | 0.00% | to | 1.50% | 6.15% | to | 7.79% |
| 2009 | 402 | $7.75 | to | $9.11 | $3,525 | 2.24% | 0.00% | to | 1.50% | 30.21% | to | 32.26% |
| 2008 | 315 | $5.90 | to | $6.89 | $2,110 | 1.09% | 0.00% | to | 1.50% | -40.57% | to | -39.86% |
| 2007 | 253 | $11.14 | to | $11.39 | $2,833 | 1.27% | 0.30% | to | 1.50% | 0.91% | to | 1.98% |
| 2006 | 128 | $11.04 | to | $11.11 | $1,421 | (a) | 0.50% | to | 1.50% | (a) | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. Stock Index Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2010 | 473 | $11.98 | to | $12.80 | $6,021 | 1.76% | 0.00% | to | 1.25% | 13.34% | to | 14.72% |
| 2009 | 356 | $10.54 | to | $11.16 | $3,952 | 0.73% | 0.00% | to | 1.25% | 24.65% | to | 26.30% |
| 2008 | 269 | $8.44 | to | $8.84 | $2,372 | 3.86% | 0.00% | to | 1.25% | -37.92% | to | -37.13% |
| 2007 | 256 | $13.55 | to | $14.03 | $3,588 | 1.50% | 0.05% | to | 1.25% | 4.04% | to | 4.51% |
| 2006 | 273 | $13.00 | to | $13.30 | $3,625 | 3.36% | 0.15% | to | 1.25% | | 14.55% | |
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 1,829 | $9.03 | to | $12.52 | $21,766 | 0.24% | 0.00% | to | 1.50% | 10.79% | to | 12.49% |
| 2009 | 1,715 | $8.09 | to | $11.13 | $18,265 | 1.34% | 0.00% | to | 1.50% | 22.12% | to | 23.98% |
| 2008 | 1,513 | $6.57 | to | $8.98 | $13,111 | 4.08% | 0.00% | to | 1.50% | -33.23% | to | -32.23% |
| 2007 | 1,338 | $12.73 | to | $13.25 | $17,288 | 1.68% | 0.00% | to | 1.50% | 1.03% | to | 2.11% |
| 2006 | 1,237 | $12.60 | to | $12.88 | $15,704 | 1.19% | 0.40% | to | 1.50% | 14.34% | to | 15.41% |
| **ING Wells Fargo HealthCare Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 826 | $8.95 | to | $12.80 | $10,075 | - | 0.00% | to | 1.50% | 5.44% | to | 6.93% |
| 2009 | 846 | $8.43 | to | $11.97 | $9,719 | - | 0.00% | to | 1.50% | 18.24% | to | 20.17% |
| 2008 | 749 | $7.07 | to | $9.97 | $7,198 | 0.15% | 0.00% | to | 1.50% | -29.73% | to | -28.63% |
| 2007 | 460 | $13.42 | to | $13.97 | $6,256 | 0.13% | 0.00% | to | 1.50% | 6.93% | to | 8.55% |
| 2006 | 351 | $12.55 | to | $12.87 | $4,440 | - | 0.00% | to | 1.50% | 12.15% | to | 13.32% |
| **ING Money Market Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 21,616 | $10.23 | to | $57.51 | $342,560 | 0.02% | 0.00% | to | 1.85% | -1.61% | to | 0.29% |
| 2009 | 24,663 | $10.28 | to | $57.57 | $403,501 | 0.30% | 0.00% | to | 2.05% | -1.69% | to | 0.35% |
| 2008 | 32,012 | $10.33 | to | $57.58 | $541,019 | 5.05% | 0.00% | to | 1.95% | 0.93% | to | 13.38% |
| 2007 | 26,790 | $10.73 | to | $56.29 | $520,246 | 3.62% | 0.00% | to | 1.70% | -7.17% | to | 5.16% |
| 2006 | 19,298 | $10.51 | to | $53.71 | $362,772 | 2.23% | 0.00% | to | 1.50% | 3.32% | to | 4.92% |
| **ING Global Real Estate Fund - Class A** | | | | | | | | | | | | |
| 2010 | 3 | $15.91 | to | $15.95 | $48 | 2.78% | 0.65% | to | 0.80% | | 13.89% | |
| 2009 | 2 | $13.97 | to | $14.00 | $24 | (d) | 0.50% | to | 0.80% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING International Capital Appreciation Fund - Class I** | | | | | | | | | | | | |
| 2010 | 1 | $14.10 | to | $14.24 | $11 | (h) | 1.00% | to | 1.60% | | (h) | |
| 2009 | - | $13.16 | to | $13.18 | $3 | (d) | 1.05% | to | 1.35% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **ING International SmallCap Multi-Manager Fund - Class A** | | | | | | | | | | | | |
| 2010 | 101 | $15.79 | to | $17.82 | $1,766 | 0.41% | 0.00% | to | 1.75% | 22.40% | to | 24.53% |
| 2009 | 117 | $12.90 | to | $14.31 | $1,642 | 1.31% | 0.00% | to | 1.75% | 42.98% | to | 45.43% |
| 2008 | 131 | $9.05 | to | $9.84 | $1,261 | 2.18% | 0.00% | to | 1.70% | -52.54% | to | -51.81% |
| 2007 | 111 | $19.07 | to | $20.42 | $2,221 | 0.85% | 0.00% | to | 1.75% | 8.61% | to | 9.75% |
| 2006 | 46 | $17.77 | to | $18.40 | $837 | 0.79% | 0.25% | to | 1.45% | | 24.53% | |
| **ING American Century Small-Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 6 | | $13.53 | | $76 | 1.56% | | 0.35% | | | 21.35% | |
| 2009 | 5 | | $11.15 | | $52 | - | | 0.35% | | | 34.66% | |
| 2008 | 5 | | $8.28 | | $39 | 2.63% | | 0.35% | | | -26.92% | |
| 2007 | 3 | | $11.33 | | $37 | - | | 0.35% | | | -3.49% | |
| 2006 | 2 | | $11.74 | | $22 | (a) | | 0.35% | | | (a) | |
| **ING American Century Small-Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 2,506 | $11.41 | to | $19.70 | $45,970 | 1.09% | 0.00% | to | 1.50% | 20.15% | to | 22.06% |
| 2009 | 2,396 | $9.42 | to | $16.14 | $35,995 | 1.64% | 0.00% | to | 1.50% | 33.70% | to | 35.74% |
| 2008 | 1,988 | $7.00 | to | $11.90 | $22,075 | 0.80% | 0.00% | to | 1.50% | -27.69% | to | -26.54% |
| 2007 | 1,876 | $12.60 | to | $16.20 | $28,635 | 0.41% | 0.00% | to | 1.50% | -4.31% | to | -2.91% |
| 2006 | 2,128 | $13.07 | to | $16.49 | $33,826 | 0.02% | 0.00% | to | 1.50% | 13.67% | to | 15.48% |
| **ING Baron Small Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 102 | | $12.25 | | $1,247 | - | | 0.35% | | | 25.77% | |
| 2009 | 97 | | $9.74 | | $947 | - | | 0.35% | | | 34.34% | |
| 2008 | 30 | | $7.25 | | $216 | - | | 0.35% | | | -41.58% | |
| 2007 | 21 | | $12.41 | | $257 | - | | 0.35% | | | 5.44% | |
| 2006 | 5 | | $11.77 | | $63 | (a) | | 0.35% | | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 6,913 | $9.54 | to | $20.51 | $122,371 | - | 0.00% | to | 1.75% | 24.28% | to | 26.62% |
| 2009 | 7,089 | $7.60 | to | $16.37 | $100,316 | - | 0.00% | to | 1.75% | 33.14% | to | 35.21% |
| 2008 | 6,207 | $5.66 | to | $12.23 | $66,236 | - | 0.00% | to | 1.55% | -42.18% | to | -41.24% |
| 2007 | 5,880 | $9.67 | to | $21.03 | $108,700 | - | 0.00% | to | 1.55% | 4.48% | to | 6.07% |
| 2006 | 5,135 | $12.61 | to | $20.02 | $91,451 | - | 0.00% | to | 1.55% | 13.49% | to | 15.25% |
| **ING Columbia Small Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 3 | | $9.60 | | $26 | - | | 0.35% | | | 24.51% | |
| 2009 | 3 | | $7.71 | | $21 | (d) | | 0.35% | | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **ING Columbia Small Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 231 | $9.81 | to | $10.66 | $2,367 | 1.31% | 0.00% | to | 1.50% | 23.49% | to | 24.97% |
| 2009 | 174 | $8.13 | to | $8.59 | $1,441 | 1.17% | 0.00% | to | 1.50% | 22.81% | to | 24.67% |
| 2008 | 142 | $6.62 | to | $6.89 | $953 | 0.11% | 0.00% | to | 1.50% | -35.06% | to | -34.36% |
| 2007 | 77 | $10.19 | to | $10.42 | $796 | - | 0.25% | to | 1.50% | 1.39% | to | 2.47% |
| 2006 | 4 | $10.05 | to | $10.11 | $39 | (a) | 0.55% | to | 1.50% | | (a) | |
| **ING Davis New York Venture Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 843 | $8.62 | to | $20.33 | $14,440 | 0.40% | 0.00% | to | 1.50% | 10.40% | to | 12.01% |
| 2009 | 840 | $7.76 | to | $18.15 | $12,781 | 0.66% | 0.00% | to | 1.50% | 29.62% | to | 31.62% |
| 2008 | 735 | $5.94 | to | $13.79 | $8,589 | 0.78% | 0.00% | to | 1.50% | -40.12% | to | -39.39% |
| 2007 | 575 | $12.23 | to | $22.34 | $11,313 | 0.25% | 0.25% | to | 1.50% | 2.63% | to | 3.63% |
| 2006 | 485 | $11.91 | to | $21.23 | $9,468 | 0.01% | 0.40% | to | 1.50% | 12.12% | to | 13.29% |
| **ING Fidelity® VIP Mid Cap Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 1,084 | $13.01 | to | $13.30 | $14,099 | 0.52% | 0.00% | to | 0.50% | 27.55% | to | 28.13% |
| 2009 | 966 | $10.20 | to | $10.38 | $9,850 | 4.74% | 0.00% | to | 0.50% | 38.59% | to | 39.33% |
| 2008 | 911 | $7.36 | to | $7.45 | $6,707 | 0.37% | 0.00% | to | 0.50% | -40.11% | to | -39.77% |
| 2007 | 329 | $12.29 | to | $12.37 | $4,044 | 0.05% | 0.00% | to | 0.50% | | 14.43% | |
| 2006 | 10 | | $10.74 | | $110 | (a) | | 0.50% | | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|---|---|---|---|
| ING Index Solution 2015 Portfolio - Service Class | | | | | | | | | | |
| 2010 | 5 | $10.78 | to | $13.00 | $55 | (e) | 0.00% | to | 0.75% | (e) |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| ING Index Solution 2015 Portfolio - Service 2 Class | | | | | | | | | | |
| 2010 | 62 | $10.98 | to | $11.11 | $687 | (e) | 0.20% | to | 1.55% | (e) |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| ING Index Solution 2025 Portfolio - Service Class | | | | | | | | | | |
| 2010 | 2 | $11.17 | to | $13.71 | $28 | (e) | 0.00% | to | 0.75% | (e) |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| ING Index Solution 2025 Portfolio - Service 2 Class | | | | | | | | | | |
| 2010 | 132 | $11.44 | to | $11.58 | $1,519 | (e) | 0.20% | to | 1.55% | (e) |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| ING Index Solution 2035 Portfolio - Service Class | | | | | | | | | | |
| 2010 | 2 | $11.35 | to | $14.13 | $22 | (e) | 0.00% | to | 0.75% | (e) |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING Index Solution 2035 Portfolio - Service 2 Class** | | | | | | | | | | |
| 2010 | 92 | $11.64 | to | $11.79 | $1,083 | (e) | 0.10% | to | 1.55% | (e) |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| **ING Index Solution 2045 Portfolio - Service Class** | | | | | | | | | | |
| 2010 | - | $11.56 | to | $14.57 | $1 | (e) | 0.00% | to | 0.75% | (e) |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| **ING Index Solution 2045 Portfolio - Service 2 Class** | | | | | | | | | | |
| 2010 | 49 | $11.85 | to | $12.00 | $584 | (e) | 0.10% | to | 1.55% | (e) |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| **ING Index Solution 2055 Portfolio - Service Class** | | | | | | | | | | |
| 2010 | - | $11.51 | to | $11.58 | $3 | (e) | 0.00% | to | 0.95% | (e) |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| **ING Index Solution 2055 Portfolio - Service 2 Class** | | | | | | | | | | |
| 2010 | - | | $11.51 | | - | (e) | 0.90% | to | 0.95% | (e) |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Index Solution Income Portfolio - Service 2 Class** | | | | | | |
| 2010 | 15 | $10.68 to $10.76 | $160 | (e) | 0.65% to 1.55% | (e) |
| 2009 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2008 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | | | | |
| 2010 | 31 | $12.33 | $378 | 0.60% | 0.35% | 22.20% |
| 2009 | 29 | $10.09 | $292 | 1.12% | 0.35% | 24.88% |
| 2008 | 30 | $8.08 | $245 | 1.58% | 0.35% | -33.44% |
| 2007 | 32 | $12.14 | $386 | 0.42% | 0.35% | 1.76% |
| 2006 | 8 | $11.93 | $91 | (a) | 0.35% | (a) |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | | | | |
| 2010 | 1,790 | $9.91 to $19.41 | $30,952 | 0.77% | 0.00% to 1.55% | 21.11% to 23.01% |
| 2009 | 1,864 | $8.12 to $15.78 | $26,549 | 1.24% | 0.00% to 1.55% | 23.68% to 25.73% |
| 2008 | 1,843 | $6.51 to $12.56 | $21,120 | 2.10% | 0.00% to 1.55% | -34.08% to -33.01% |
| 2007 | 2,021 | $9.76 to $18.54 | $34,984 | 0.57% | 0.00% to 1.55% | 0.77% to 2.37% |
| 2006 | 1,892 | $12.72 to $18.11 | $32,578 | 0.01% | 0.00% to 1.55% | 14.78% to 16.46% |
| **ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class** | | | | | | |
| 2010 | 9 | $10.64 | $91 | - | 0.35% | 23.43% |
| 2009 | 13 | $8.62 | $109 | - | 0.35% | 31.20% |
| 2008 | 9 | $6.57 | $60 | - | 0.35% | -39.72% |
| 2007 | 9 | $10.90 | $96 | - | 0.35% | -2.50% |
| 2006 | 2 | $11.18 | $17 | (a) | 0.35% | (a) |
| **ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class** | | | | | | |
| 2010 | 9,032 | $9.48 to $17.69 | $119,159 | - | 0.00% to 1.50% | 22.57% to 24.67% |
| 2009 | 9,611 | $7.68 to $14.19 | $102,928 | - | 0.00% to 1.50% | 30.25% to 32.39% |
| 2008 | 10,314 | $5.85 to $10.74 | $84,378 | - | 0.00% to 1.50% | -40.13% to -9.45% |
| 2007 | 11,836 | $9.78 to $17.67 | $161,023 | - | 0.00% to 1.50% | -35.62% to -1.59% |
| 2006 | 14,531 | $10.02 to $17.96 | $203,807 | - | 0.00% to 1.50% | 8.64% to 10.32% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 16 | $11.36 | to | $12.39 | $194 | - | 0.00% | to | 1.25% | 22.55% | to | 24.15% |
| 2009 | 16 | $9.27 | to | $9.98 | $151 | - | 0.00% | to | 1.25% | 30.38% | to | 32.01% |
| 2008 | 16 | $7.11 | to | $7.56 | $120 | - | 0.00% | to | 1.25% | -40.10% | to | -39.33% |
| 2007 | 7 | $11.87 | to | $12.46 | $87 | - | 0.00% | to | 1.25% | -3.10% | to | -2.39% |
| 2006 | 7 | $12.25 | to | $12.63 | $82 | - | 0.20% | to | 1.25% | 8.70% | to | 9.15% |
| **ING Oppenheimer Global Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 40 | | $12.21 | | $483 | 1.39% | | 0.35% | | | 15.08% | |
| 2009 | 36 | | $10.61 | | $383 | 1.61% | | 0.35% | | | 38.51% | |
| 2008 | 31 | | $7.66 | | $238 | 2.32% | | 0.35% | | | -40.85% | |
| 2007 | 28 | | $12.95 | | $365 | 0.43% | | 0.35% | | | 5.63% | |
| 2006 | 8 | | $12.26 | | $96 | (a) | | 0.35% | | | (a) | |
| **ING Oppenheimer Global Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 43,210 | $9.16 | to | $14.94 | $591,369 | 1.57% | 0.00% | to | 1.80% | 14.05% | to | 21.88% |
| 2009 | 46,362 | $7.95 | to | $12.86 | $549,793 | 2.38% | 0.00% | to | 1.95% | 29.29% | to | 44.58% |
| 2008 | 49,538 | $5.74 | to | $9.22 | $423,940 | 2.29% | 0.00% | to | 1.95% | -43.34% | to | -38.16% |
| 2007 | 57,612 | $14.09 | to | $15.45 | $840,722 | 1.09% | 0.00% | to | 1.80% | 1.35% | to | 11.82% |
| 2006 | 67,277 | $13.46 | to | $14.50 | $921,330 | 0.07% | 0.00% | to | 1.80% | 10.53% | to | 17.98% |
| **ING Oppenheimer Global Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 41 | $15.53 | to | $15.87 | $647 | 1.41% | 1.00% | to | 1.25% | 14.36% | to | 14.67% |
| 2009 | 35 | $13.58 | to | $13.84 | $486 | 2.12% | 1.00% | to | 1.25% | 37.59% | to | 37.99% |
| 2008 | 27 | $9.87 | to | $10.03 | $267 | 1.98% | 1.00% | to | 1.25% | -41.18% | to | -41.07% |
| 2007 | 26 | $16.78 | to | $17.02 | $439 | 1.20% | 1.00% | to | 1.25% | 5.01% | to | 5.26% |
| 2006 | 11 | $15.98 | to | $16.17 | $180 | 0.09% | 1.00% | to | 1.25% | | 16.13% | |
| **ING Oppenheimer Global Strategic Income Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 35 | | $13.62 | | $471 | 3.38% | | 0.35% | | | 14.74% | |
| 2009 | 20 | | $11.87 | | $239 | 2.82% | | 0.35% | | | 20.63% | |
| 2008 | 26 | | $9.84 | | $258 | 6.75% | | 0.35% | | | -16.26% | |
| 2007 | 23 | | $11.75 | | $275 | 4.98% | | 0.35% | | | 8.00% | |
| 2006 | 12 | | $10.88 | | $127 | (a) | | 0.35% | | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Oppenheimer Global Strategic Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 11,430 | $11.79 | to | $14.38 | $154,688 | 3.10% | 0.00% | to | 1.95% | 13.56% | to | 17.21% |
| 2009 | 11,306 | $10.26 | to | $12.40 | $132,935 | 4.07% | 0.00% | to | 1.95% | 18.29% | to | 22.41% |
| 2008 | 11,204 | $8.50 | to | $10.20 | $109,367 | 5.72% | 0.00% | to | 1.95% | -17.26% | to | -14.92% |
| 2007 | 10,776 | $11.42 | to | $12.08 | $125,688 | 4.51% | 0.00% | to | 1.95% | 5.82% | to | 10.12% |
| 2006 | 10,430 | $10.67 | to | $11.11 | $112,893 | 0.39% | 0.00% | to | 1.95% | 6.22% | to | 8.39% |
| **ING Oppenheimer Global Strategic Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 90 | $11.68 | to | $12.93 | $1,077 | 2.73% | 0.35% | to | 1.50% | 13.82% | to | 15.15% |
| 2009 | 58 | $10.25 | to | $11.36 | $609 | 5.09% | 0.35% | to | 1.50% | 19.58% | to | 20.85% |
| 2008 | 25 | $8.59 | to | $9.50 | $216 | 0.40% | 0.40% | to | 1.50% | -17.03% | | |
| 2007 | 330 | $11.45 | to | $11.58 | $3,826 | (b) | 0.95% | to | 1.50% | (b) | | |
| 2006 | (b) | (b) | | | (b) | (b) | (b) | | | (b) | | |
| **ING PIMCO Total Return Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 147 | $13.58 | | | $1,991 | 3.43% | 0.35% | | | 6.93% | | |
| 2009 | 96 | $12.70 | | | $1,215 | 3.17% | 0.35% | | | 11.99% | | |
| 2008 | 77 | $11.34 | | | $870 | 5.48% | 0.35% | | | -0.79% | | |
| 2007 | 48 | $11.43 | | | $554 | 4.13% | 0.35% | | | 8.75% | | |
| 2006 | 26 | $10.51 | | | $269 | (a) | 0.35% | | | (a) | | |
| **ING PIMCO Total Return Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 15,339 | $12.13 | to | $16.48 | $227,651 | 3.41% | 0.00% | to | 1.95% | 5.45% | to | 7.58% |
| 2009 | 12,634 | $11.37 | to | $15.32 | $175,181 | 3.28% | 0.00% | to | 1.95% | 10.40% | to | 12.68% |
| 2008 | 8,434 | $10.17 | to | $13.60 | $104,849 | 5.43% | 0.00% | to | 1.95% | -1.87% | to | -0.25% |
| 2007 | 6,608 | $10.22 | to | $13.44 | $83,010 | 3.25% | 0.00% | to | 1.75% | 7.71% | to | 9.17% |
| 2006 | 5,395 | $10.50 | to | $12.26 | $62,923 | 1.70% | 0.20% | to | 1.55% | 2.47% | to | 3.64% |
| **ING Pioneer High Yield Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 1,177 | $13.58 | to | $15.89 | $17,901 | 6.06% | 0.00% | to | 1.95% | 16.67% | to | 19.10% |
| 2009 | 1,047 | $11.50 | to | $13.35 | $13,508 | 6.43% | 0.00% | to | 1.95% | 64.58% | to | 67.08% |
| 2008 | 508 | $6.96 | to | $7.99 | $3,967 | 8.59% | 0.00% | to | 1.50% | -30.43% | to | -29.42% |
| 2007 | 465 | $11.04 | to | $11.32 | $5,184 | 6.31% | 0.00% | to | 1.50% | 4.55% | to | 6.19% |
| 2006 | 94 | $10.56 | to | $10.66 | $1,000 | (a) | 0.00% | to | 1.50% | (a) | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Pioneer High Yield Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 25 | $14.71 | to | $15.45 | $370 | 5.44% | 0.35% | to | 1.40% | 17.02% | to | 18.30% |
| 2009 | 14 | $12.57 | to | $13.06 | $181 | 6.87% | 0.35% | to | 1.40% | 64.31% | to | 65.47% |
| 2008 | 11 | $7.65 | to | $7.79 | $81 | 7.95% | 0.70% | to | 1.40% | -30.49% | to | -30.32% |
| 2007 | 9 | $11.02 | to | $11.11 | $95 | 5.94% | 0.85% | to | 1.35% | | 4.82% | |
| 2006 | 1 | $10.56 | to | $10.60 | $6 | (a) | 0.70% | to | 1.20% | | (a) | |
| **ING Solution 2015 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 45 | $11.45 | to | $12.23 | $512 | 0.09% | 0.00% | to | 0.65% | 10.19% | to | 10.88% |
| 2009 | 1,347 | $10.26 | to | $11.03 | $14,444 | 3.68% | 0.00% | to | 1.55% | 20.28% | to | 22.15% |
| 2008 | 1,203 | $8.52 | to | $9.03 | $10,621 | 1.79% | 0.00% | to | 1.55% | -28.20% | to | -27.06% |
| 2007 | 800 | $11.72 | to | $12.38 | $9,750 | 0.70% | 0.00% | to | 1.55% | 2.68% | to | 4.06% |
| 2006 | 243 | $11.27 | to | $11.83 | $2,850 | 0.17% | 0.20% | to | 1.55% | 9.47% | to | 10.26% |
| **ING Solution 2015 Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 4,993 | $9.61 | to | $12.42 | $58,754 | 2.36% | 0.00% | to | 1.50% | 9.61% | to | 11.39% |
| 2009 | 4,158 | $8.71 | to | $11.17 | $44,359 | 3.84% | 0.00% | to | 1.50% | 20.49% | to | 22.39% |
| 2008 | 3,218 | $7.17 | to | $9.13 | $28,425 | 1.76% | 0.00% | to | 1.50% | -27.98% | to | -26.84% |
| 2007 | 2,485 | $11.99 | to | $12.48 | $30,299 | 0.55% | 0.00% | to | 1.50% | 3.01% | to | 4.61% |
| 2006 | 1,294 | $11.64 | to | $11.93 | $15,208 | 0.16% | 0.00% | to | 1.50% | 9.18% | to | 10.25% |
| **ING Solution 2015 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2010 | 1,297 | $11.27 | to | $11.42 | $14,738 | (e) | 0.00% | to | 1.55% | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Solution 2025 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 32 | $11.11 | to | $12.08 | $351 | 0.05% | 0.00% | to | 0.95% | 12.38% | to | 13.53% |
| 2009 | 1,753 | $9.82 | to | $10.64 | $18,118 | 3.06% | 0.00% | to | 1.55% | 23.44% | to | 25.32% |
| 2008 | 1,449 | $7.86 | to | $8.49 | $12,028 | 1.43% | 0.00% | to | 1.55% | -34.96% | to | -33.93% |
| 2007 | 957 | $11.94 | to | $12.85 | $12,103 | 0.50% | 0.00% | to | 1.55% | 2.66% | to | 3.99% |
| 2006 | 360 | $12.01 | to | $12.29 | $4,390 | 0.22% | 0.20% | to | 1.55% | 11.19% | to | 12.15% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Solution 2025 Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 7,451 | $9.07 | to | $12.27 | $86,539 | 1.58% | 0.00% | to | 1.50% | 12.04% | to | 13.82% |
| 2009 | 6,278 | $8.03 | to | $10.78 | $64,506 | 3.13% | 0.00% | to | 1.50% | 23.86% | to | 25.93% |
| 2008 | 4,569 | $6.43 | to | $8.57 | $37,936 | 1.41% | 0.00% | to | 1.50% | -34.86% | to | -33.95% |
| 2007 | 3,127 | $9.87 | to | $12.96 | $39,563 | 0.41% | 0.00% | to | 1.50% | 3.06% | to | 4.31% |
| 2006 | 1,488 | $12.08 | to | $12.38 | $18,183 | 0.24% | 0.00% | to | 1.50% | 10.93% | to | 12.04% |
| ING Solution 2025 Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2010 | 1,708 | $11.73 | to | $11.89 | $20,208 | (e) | 0.00% | to | 1.55% | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| ING Solution 2035 Portfolio - Adviser Class | | | | | | | | | | | | |
| 2010 | 34 | $11.13 | to | $11.56 | $379 | 0.05% | 0.35% | to | 1.00% | 13.11% | to | 13.92% |
| 2009 | 1,547 | $9.77 | to | $10.71 | $16,062 | 2.66% | 0.00% | to | 1.55% | 26.08% | to | 28.11% |
| 2008 | 1,196 | $7.66 | to | $8.36 | $9,767 | 1.45% | 0.00% | to | 1.55% | -38.14% | to | -37.24% |
| 2007 | 750 | $12.24 | to | $13.32 | $9,830 | 0.44% | 0.00% | to | 1.55% | 3.40% | to | 4.75% |
| 2006 | 307 | $11.69 | to | $12.64 | $3,854 | 0.11% | 0.20% | to | 1.55% | 12.75% | to | 13.68% |
| ING Solution 2035 Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 5,947 | $8.85 | to | $12.42 | $70,002 | 1.19% | 0.00% | to | 1.50% | 12.86% | to | 14.58% |
| 2009 | 5,065 | $7.78 | to | $10.84 | $52,312 | 2.79% | 0.00% | to | 1.50% | 26.47% | to | 28.44% |
| 2008 | 3,386 | $6.11 | to | $8.45 | $27,711 | 1.40% | 0.00% | to | 1.50% | -37.97% | to | -36.99% |
| 2007 | 2,101 | $12.88 | to | $13.41 | $27,544 | 0.44% | 0.00% | to | 1.50% | 3.70% | to | 4.98% |
| 2006 | 956 | $12.42 | to | $12.74 | $12,006 | 0.11% | 0.00% | to | 1.50% | 12.40% | to | 13.58% |
| ING Solution 2035 Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2010 | 1,425 | $11.93 | to | $12.10 | $17,154 | (e) | 0.00% | to | 1.55% | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2045 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 7 | | $10.97 | | $80 | 0.02% | | 0.35% | | | 14.51% | |
| 2009 | 1,072 | $9.58 | to | $10.68 | $11,165 | 2.16% | 0.00% | to | 1.55% | 27.31% | to | 29.30% |
| 2008 | 797 | $7.43 | to | $8.26 | $6,465 | 1.10% | 0.00% | to | 1.55% | -40.86% | to | -39.93% |
| 2007 | 579 | $12.42 | to | $13.75 | $7,858 | 0.24% | 0.00% | to | 1.55% | 3.86% | to | 5.24% |
| 2006 | 174 | $12.70 | to | $12.99 | $2,250 | 0.03% | 0.20% | to | 1.55% | 13.66% | to | 14.56% |
| **ING Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 4,246 | $8.57 | to | $12.44 | $49,958 | 0.90% | 0.00% | to | 1.50% | 13.39% | to | 15.17% |
| 2009 | 3,511 | $7.51 | to | $10.81 | $36,075 | 2.34% | 0.00% | to | 1.50% | 27.92% | to | 29.93% |
| 2008 | 2,197 | $5.82 | to | $8.32 | $17,688 | 1.13% | 0.00% | to | 1.50% | -40.72% | to | -39.88% |
| 2007 | 1,293 | $9.89 | to | $13.84 | $17,462 | 0.25% | 0.00% | to | 1.50% | 4.15% | to | 5.38% |
| 2006 | 589 | $12.76 | to | $13.08 | $7,586 | 0.03% | 0.00% | to | 1.50% | 13.32% | to | 14.47% |
| **ING Solution 2045 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2010 | 1,142 | $12.05 | to | $12.22 | $13,890 | (e) | 0.00% | to | 1.55% | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Solution 2055 Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 19 | $11.50 | to | $11.62 | $222 | (e) | 0.05% | to | 1.50% | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Solution 2055 Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2010 | 15 | $11.51 | to | $11.61 | $174 | (e) | 0.00% | to | 1.25% | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 131 | $9.39 | to | $9.70 | $1,246 | 1.11% | 0.25% | to | 1.50% | 11.11% | to | 12.40% |
| 2009 | 86 | $8.45 | to | $8.63 | $737 | 0.66% | 0.25% | to | 1.50% | 22.87% | to | 23.99% |
| 2008 | 25 | $6.91 | to | $6.96 | $174 | (c) | 0.25% | to | 1.25% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Solution Income Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 84 | $11.92 | to | $12.20 | $998 | 0.63% | 0.25% | to | 0.40% | 8.82% | to | 9.03% |
| 2009 | 776 | $10.61 | to | $11.32 | $8,576 | 5.19% | 0.00% | to | 1.40% | 15.42% | to | 16.94% |
| 2008 | 854 | $9.19 | to | $9.68 | $8,109 | 1.98% | 0.00% | to | 1.40% | -18.09% | to | -16.91% |
| 2007 | 646 | $11.22 | to | $11.65 | $7,427 | 0.90% | 0.00% | to | 1.40% | 3.41% | to | 4.70% |
| 2006 | 150 | $10.85 | to | $11.07 | $1,657 | 0.10% | 0.20% | to | 1.40% | 6.12% | to | 6.50% |
| **ING Solution Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 1,044 | $10.46 | to | $12.57 | $12,512 | 3.39% | 0.00% | to | 1.50% | 7.95% | to | 9.78% |
| 2009 | 852 | $9.63 | to | $11.47 | $9,378 | 5.44% | 0.00% | to | 1.50% | 15.44% | to | 17.28% |
| 2008 | 733 | $8.35 | to | $9.78 | $6,949 | 2.09% | 0.00% | to | 1.50% | -17.91% | to | -16.70% |
| 2007 | 644 | $11.28 | to | $11.74 | $7,385 | 0.65% | 0.00% | to | 1.50% | 3.68% | to | 4.87% |
| 2006 | 250 | $10.88 | to | $11.13 | $2,746 | 0.16% | 0.15% | to | 1.50% | 5.73% | to | 6.76% |
| **ING Solution Income Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2010 | 458 | $10.93 | to | $11.07 | $5,049 | (e) | 0.00% | to | 1.40% | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Solution Moderate Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 247 | $9.90 | to | $10.23 | $2,487 | 1.49% | 0.25% | to | 1.50% | 9.51% | to | 10.95% |
| 2009 | 167 | $9.04 | to | $9.22 | $1,529 | 0.93% | 0.25% | to | 1.50% | 18.61% | to | 19.90% |
| 2008 | 82 | $7.63 | to | $7.69 | $625 | (c) | 0.25% | to | 1.40% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | | | | | | | | | | | | |
| 2010 | 34 | | $13.24 | | $451 | - | | 0.35% | | | 27.31% | |
| 2009 | 30 | | $10.40 | | $313 | - | | 0.35% | | | 45.05% | |
| 2008 | 30 | | $7.17 | | $212 | - | | 0.35% | | | -43.54% | |
| 2007 | 29 | | $12.70 | | $365 | - | | 0.35% | | | 12.29% | |
| 2006 | 3 | | $11.31 | | $39 | (a) | | 0.35% | | | (a) | |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | | | | | | | | | | | | |
| 2010 | 24,412 | $10.25 | to | $15.35 | $345,307 | 0.28% | 0.00% | to | 1.50% | 26.65% | to | 31.82% |
| 2009 | 25,435 | $8.04 | to | $11.95 | $281,756 | 0.43% | 0.00% | to | 1.50% | 40.28% | to | 52.34% |
| 2008 | 26,223 | $5.53 | to | $8.17 | $200,073 | 0.48% | 0.00% | to | 1.50% | -45.52% | to | -41.84% |
| 2007 | 28,669 | $11.84 | to | $14.41 | $389,300 | 0.19% | 0.00% | to | 1.50% | 6.13% | to | 16.20% |
| 2006 | 33,002 | $10.59 | to | $12.72 | $397,287 | - | 0.00% | to | 1.50% | 3.11% | to | 9.05% |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2010 | 43 | $10.15 | to | $14.80 | $562 | - | 0.00% | to | 1.25% | 26.47% | to | 28.14% |
| 2009 | 36 | $8.02 | to | $11.55 | $368 | 0.31% | 0.00% | to | 1.25% | 44.22% | to | 46.02% |
| 2008 | 37 | $5.56 | to | $7.91 | $272 | - | 0.00% | to | 1.25% | -44.01% | to | -43.26% |
| 2007 | 39 | $9.93 | to | $13.94 | $514 | - | 0.00% | to | 1.25% | 11.57% | to | 12.61% |
| 2006 | 35 | $8.90 | to | $12.27 | $425 | - | 0.20% | to | 1.25% | 7.62% | to | 8.39% |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | | | | | | | | | | | | |
| 2010 | 101 | | $11.83 | | $1,195 | - | | 0.35% | | | 15.87% | |
| 2009 | 105 | | $10.21 | | $1,070 | - | | 0.35% | | | 41.81% | |
| 2008 | 103 | | $7.20 | | $743 | 0.32% | | 0.35% | | | -42.72% | |
| 2007 | 92 | | $12.57 | | $1,155 | - | | 0.35% | | | 9.02% | |
| 2006 | 12 | | $11.53 | | $143 | (a) | | 0.35% | | | (a) | |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | | | | | | | | | | | | |
| 2010 | 10,050 | $9.27 | to | $28.62 | $223,428 | 0.04% | 0.00% | to | 1.50% | 15.11% | to | 16.88% |
| 2009 | 10,235 | $7.99 | to | $24.73 | $200,867 | 0.17% | 0.00% | to | 1.50% | 40.83% | to | 43.01% |
| 2008 | 10,195 | $5.63 | to | $17.48 | $141,775 | 1.37% | 0.00% | to | 1.50% | -43.12% | to | -30.59% |
| 2007 | 11,199 | $10.39 | to | $30.54 | $275,025 | 0.48% | 0.00% | to | 1.50% | -10.73% | to | 9.89% |
| 2006 | 12,312 | $9.60 | to | $28.07 | $281,531 | 0.24% | 0.00% | to | 1.50% | 11.63% | to | 13.33% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 152 | $12.17 | to | $14.40 | $2,022 | 0.06% | 0.00% | to | 1.55% | 14.81% | to | 16.61% |
| 2009 | 140 | $10.60 | to | $12.48 | $1,598 | - | 0.00% | to | 1.55% | 40.40% | to | 42.58% |
| 2008 | 126 | $7.55 | to | $8.84 | $1,018 | 1.15% | 0.00% | to | 1.55% | -43.28% | to | -42.36% |
| 2007 | 88 | $13.31 | to | $15.48 | $1,234 | 0.19% | 0.00% | to | 1.55% | 7.95% | to | 9.11% |
| 2006 | 67 | $12.33 | to | $14.27 | $867 | - | 0.20% | to | 1.55% | 11.59% | to | 12.56% |
| **ING Templeton Foreign Equity Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 36 | | $8.91 | | $324 | 1.86% | | 0.35% | | | 7.87% | |
| 2009 | 26 | | $8.26 | | $215 | - | | 0.35% | | | 30.90% | |
| 2008 | 23 | | $6.31 | | $143 | (c) | | 0.35% | | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Templeton Foreign Equity Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 10,877 | $8.70 | to | $9.13 | $96,382 | 2.20% | 0.00% | to | 1.50% | 7.22% | to | 9.74% |
| 2009 | 11,443 | $8.11 | to | $8.38 | $94,024 | - | 0.00% | to | 1.50% | 30.10% | to | 32.18% |
| 2008 | 12,039 | $6.23 | to | $6.34 | $75,608 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 8 | $10.32 | to | $11.04 | $88 | 2.76% | 0.00% | to | 1.45% | 7.04% | to | 8.55% |
| 2009 | 6 | $9.64 | to | $10.17 | $57 | - | 0.00% | to | 1.45% | 30.01% | to | 31.91% |
| 2008 | 5 | $7.43 | to | $7.71 | $40 | 0.04% | 0.00% | to | 1.40% | | -41.32% | |
| 2007 | 425 | $12.66 | to | $12.99 | $5,433 | 1.43% | 0.00% | to | 1.50% | 13.44% | to | 14.69% |
| 2006 | 27 | $11.16 | to | $11.23 | $302 | (a) | 0.50% | to | 1.50% | | (a) | |
| **ING Thornburg Value Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 32 | | $11.94 | | $383 | 1.23% | | 0.35% | | | 10.45% | |
| 2009 | 40 | | $10.81 | | $429 | 0.83% | | 0.35% | | | 43.56% | |
| 2008 | 39 | | $7.53 | | $295 | 0.25% | | 0.35% | | | -40.24% | |
| 2007 | 41 | | $12.60 | | $521 | - | | 0.35% | | | 6.33% | |
| 2006 | 5 | | $11.85 | | $54 | (a) | | 0.35% | | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Thornburg Value Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 4,052 | $7.02 | to | $34.13 | $93,417 | 1.46% | 0.00% | to | 1.50% | 9.69% | to | 11.38% |
| 2009 | 4,320 | $6.40 | to | $30.95 | $89,807 | 1.14% | 0.00% | to | 1.50% | 42.54% | to | 44.85% |
| 2008 | 4,224 | $4.48 | to | $21.60 | $61,486 | 0.54% | 0.00% | to | 1.50% | -40.74% | to | -39.78% |
| 2007 | 4,540 | $7.56 | to | $36.21 | $113,433 | 0.45% | 0.00% | to | 1.50% | 5.60% | to | 7.23% |
| 2006 | 5,003 | $7.15 | to | $34.10 | $117,356 | 0.47% | 0.00% | to | 1.50% | 15.11% | to | 16.85% |
| **ING UBS U.S. Large Cap Equity Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 8 | | $9.91 | | $75 | - | | 0.35% | | | 12.36% | |
| 2009 | 9 | | $8.82 | | $77 | 1.67% | | 0.35% | | | 30.67% | |
| 2008 | 6 | | $6.75 | | $43 | 3.57% | | 0.35% | | | -40.27% | |
| 2007 | 1 | | $11.30 | | $13 | (b) | | 0.35% | | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 5,497 | $8.44 | to | $18.72 | $78,055 | 0.90% | 0.00% | to | 1.95% | 11.28% | to | 13.46% |
| 2009 | 6,024 | $7.50 | to | $16.50 | $76,337 | 1.44% | 0.00% | to | 1.95% | 29.15% | to | 31.83% |
| 2008 | 6,593 | $5.74 | to | $12.52 | $64,277 | 2.42% | 0.00% | to | 1.95% | -40.95% | to | -5.47% |
| 2007 | 7,798 | $11.71 | to | $20.79 | $126,472 | 0.72% | 0.00% | to | 1.95% | -37.09% | to | 1.17% |
| 2006 | 8,239 | $11.75 | to | $20.55 | $135,280 | 0.80% | 0.00% | to | 1.95% | 12.23% | to | 14.55% |
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 2 | | $9.55 | | $16 | - | | 1.00% | | | 11.83% | |
| 2009 | 1 | | $8.54 | | $10 | - | | 1.00% | | | 30.18% | |
| 2008 | 1 | | $6.56 | | $6 | - | | 1.00% | | | -40.58% | |
| 2007 | 1 | | $11.04 | | $6 | - | | 1.00% | | | -0.09% | |
| 2006 | - | | $11.05 | | $3 | (a) | | 1.00% | | | (a) | |
| **ING Van Kampen Comstock Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 29 | | $10.74 | | $307 | 1.02% | | 0.35% | | | 14.38% | |
| 2009 | 30 | | $9.39 | | $284 | 2.04% | | 0.35% | | | 27.76% | |
| 2008 | 28 | | $7.35 | | $206 | 3.06% | | 0.35% | | | -36.80% | |
| 2007 | 33 | | $11.63 | | $382 | 1.50% | | 0.35% | | | -2.92% | |
| 2006 | 13 | | $11.98 | | $151 | (a) | | 0.35% | | | (a) | |

424

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Van Kampen Comstock Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 4,016 | $8.79 | to | $14.95 | $52,549 | 1.29% | 0.00% | to | 1.95% | 12.86% | to | 15.17% |
| 2009 | 4,478 | $7.70 | to | $13.12 | $51,283 | 2.28% | 0.00% | to | 1.95% | 25.95% | to | 28.60% |
| 2008 | 4,775 | $6.03 | to | $10.31 | $42,974 | 3.72% | 0.00% | to | 1.95% | -37.70% | to | -36.68% |
| 2007 | 5,857 | $12.01 | to | $16.39 | $83,912 | 1.24% | 0.25% | to | 1.95% | -3.74% | to | -2.54% |
| 2006 | 6,763 | $12.38 | to | $16.94 | $100,241 | 0.74% | 0.30% | to | 1.95% | 13.56% | to | 15.52% |
| **ING Van Kampen Equity and Income Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2010 | 43 | | $12.03 | | $523 | 1.38% | | 0.35% | | | 11.39% | |
| 2009 | 46 | | $10.80 | | $492 | 1.50% | | 0.35% | | | 21.62% | |
| 2008 | 35 | | $8.88 | | $308 | 7.05% | | 0.35% | | | -24.04% | |
| 2007 | 17 | | $11.69 | | $203 | 2.68% | | 0.35% | | | 2.72% | |
| 2006 | 2 | | $11.38 | | $21 | (a) | | 0.35% | | | (a) | |
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | | | | | | | | | | |
| 2010 | 19,572 | $10.15 | to | $13.81 | $249,741 | 1.82% | 0.00% | to | 1.95% | 10.19% | to | 17.25% |
| 2009 | 21,103 | $9.11 | to | $12.30 | $240,779 | 1.87% | 0.00% | to | 1.95% | 14.24% | to | 25.89% |
| 2008 | 23,075 | $7.48 | to | $10.03 | $216,996 | 5.17% | 0.00% | to | 1.95% | -30.76% | to | -21.09% |
| 2007 | 26,353 | $11.95 | to | $13.08 | $325,269 | 2.45% | 0.00% | to | 1.95% | -1.13% | to | 8.09% |
| 2006 | 31,545 | $11.77 | to | $12.63 | $378,557 | 1.93% | 0.00% | to | 1.95% | 6.18% | to | 12.67% |
| **ING Van Kampen Equity and Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2010 | 5 | $39.32 | to | $40.23 | $214 | 1.65% | 1.00% | to | 1.25% | 10.64% | to | 10.92% |
| 2009 | 4 | $35.54 | to | $36.27 | $149 | 1.31% | 1.00% | to | 1.25% | 20.84% | to | 21.14% |
| 2008 | 5 | $29.41 | to | $30.80 | $157 | 5.22% | 0.60% | to | 1.25% | -24.51% | to | -24.03% |
| 2007 | 5 | $12.58 | to | $40.54 | $188 | 2.88% | 0.60% | to | 1.25% | 2.02% | to | 2.66% |
| 2006 | 3 | $12.33 | to | $39.49 | $90 | 2.00% | 0.60% | to | 1.25% | 10.98% | to | 11.31% |
| **ING Core Equity Research Fund - Class A** | | | | | | | | | | | | |
| 2010 | 13 | $14.99 | to | $15.29 | $200 | 0.61% | 0.40% | to | 1.40% | 10.95% | to | 12.10% |
| 2009 | 9 | $13.49 | to | $13.64 | $129 | (d) | 0.40% | to | 1.55% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Strategic Allocation Conservative Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 1,876 | $9.82 | to | $21.17 | $30,602 | 4.39% | 0.00% | to | 1.60% | 9.40% | to | 11.10% |
| 2009 | 1,943 | $8.92 | to | $19.06 | $29,313 | 7.90% | 0.00% | to | 1.95% | 15.62% | to | 17.94% |
| 2008 | 1,959 | $7.64 | to | $16.17 | $25,840 | 4.38% | 0.00% | to | 1.95% | -25.08% | to | -23.58% |
| 2007 | 2,130 | $11.88 | to | $21.16 | $37,661 | 3.11% | 0.00% | to | 1.95% | 4.12% | to | 5.81% |
| 2006 | 2,335 | $11.41 | to | $20.00 | $39,520 | 2.61% | 0.00% | to | 1.95% | 6.22% | to | 8.40% |
| **ING Strategic Allocation Growth Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 4,056 | $8.78 | to | $21.25 | $65,533 | 3.58% | 0.00% | to | 1.95% | 10.82% | to | 13.15% |
| 2009 | 4,155 | $7.83 | to | $18.80 | $60,353 | 9.30% | 0.00% | to | 1.95% | 22.80% | to | 25.27% |
| 2008 | 4,099 | $6.30 | to | $15.01 | $48,875 | 2.56% | 0.00% | to | 1.95% | -37.31% | to | -26.13% |
| 2007 | 4,414 | $11.45 | to | $23.47 | $84,589 | 1.70% | 0.00% | to | 1.95% | -11.33% | to | 5.05% |
| 2006 | 4,732 | $11.07 | to | $22.35 | $88,592 | 1.35% | 0.00% | to | 1.95% | 11.01% | to | 13.22% |
| **ING Strategic Allocation Moderate Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 3,928 | $9.26 | to | $20.95 | $61,501 | 3.92% | 0.00% | to | 1.60% | 10.25% | to | 12.15% |
| 2009 | 3,969 | $8.34 | to | $18.68 | $56,060 | 8.62% | 0.00% | to | 1.60% | 19.91% | to | 21.77% |
| 2008 | 3,902 | $6.91 | to | $15.34 | $46,525 | 3.19% | 0.00% | to | 1.60% | -31.57% | to | -30.47% |
| 2007 | 4,075 | $11.78 | to | $22.07 | $73,150 | 2.16% | 0.00% | to | 1.60% | 3.82% | to | 5.49% |
| 2006 | 4,726 | $11.34 | to | $20.93 | $82,807 | 1.80% | 0.00% | to | 1.60% | 9.37% | to | 11.21% |
| **ING Growth and Income Portfolio - Class A** | | | | | | | | | | | | |
| 2010 | 62 | | $9.75 | | $606 | 0.99% | | 0.35% | | | 13.11% | |
| 2009 | 47 | | $8.62 | | $403 | 1.03% | | 0.35% | | | 29.24% | |
| 2008 | 56 | | $6.67 | | $371 | 1.89% | | 0.35% | | | -38.18% | |
| 2007 | 15 | | $10.79 | | $158 | (b) | | 0.35% | | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Growth and Income Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 52,699 | $8.93 | to | $312.14 | $1,177,617 | 1.06% | 0.00% | to | 1.95% | 11.92% | to | 14.24% |
| 2009 | 53,908 | $7.88 | to | $276.06 | $1,084,132 | 1.44% | 0.00% | to | 1.95% | 27.76% | to | 30.30% |
| 2008 | 59,428 | $6.10 | to | $213.96 | $926,638 | 1.44% | 0.00% | to | 1.95% | -38.89% | to | -6.86% |
| 2007 | 70,409 | $10.98 | to | $346.30 | $1,758,568 | 1.34% | 0.00% | to | 1.95% | -29.85% | to | 7.42% |
| 2006 | 80,060 | $10.30 | to | $325.50 | $1,940,188 | 1.15% | 0.00% | to | 1.95% | 12.51% | to | 14.17% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Growth and Income Portfolio - Class S** | | | | | | | | | | | | |
| 2010 | 141 | $9.70 | to | $14.09 | $1,467 | 1.02% | 0.00% | to | 1.50% | 12.15% | to | 13.84% |
| 2009 | 97 | $8.59 | to | $12.43 | $884 | 1.68% | 0.00% | to | 1.50% | 28.98% | to | 29.55% |
| 2008 | 46 | $6.66 | to | $6.70 | $305 | 2.96% | 0.30% | to | 0.75% | -38.22% | to | -37.96% |
| 2007 | 9 | $10.78 | to | $10.80 | $101 | (b) | 0.30% | to | 0.75% | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING GET U.S. Core Portfolio - Series 5** | | | | | | | | | | | | |
| 2010 | 18 | | $10.57 | | $186 | 2.31% | | 1.75% | | | 0.28% | |
| 2009 | 40 | | $10.54 | | $420 | 3.55% | | 1.75% | | | -0.09% | |
| 2008 | 46 | $10.55 | to | $10.56 | $481 | 1.40% | | 1.75% | | | -8.97% | |
| 2007 | 57 | $11.59 | to | $11.60 | $660 | 1.78% | | 1.75% | | 0.35% | to | 0.43% |
| 2006 | 59 | | $11.55 | | $685 | 1.94% | | 1.75% | | | 9.27% | |
| **ING GET U.S. Core Portfolio - Series 6** | | | | | | | | | | | | |
| 2010 | 178 | $10.35 | to | $10.36 | $1,847 | 2.14% | | 1.75% | | 0.29% | to | 0.29% |
| 2009 | 192 | $10.32 | to | $10.33 | $1,981 | 2.09% | | 1.75% | | | -0.10% | |
| 2008 | 216 | $10.33 | to | $10.34 | $2,235 | 1.82% | | 1.75% | | -7.85% | to | -7.76% |
| 2007 | 260 | $11.20 | to | $11.21 | $2,918 | 2.25% | | 1.75% | | 1.45% | to | 1.54% |
| 2006 | 356 | $11.04 | to | $11.05 | $3,931 | 2.33% | | 1.75% | | 8.55% | to | 8.65% |
| **ING GET U.S. Core Portfolio - Series 7** | | | | | | | | | | | | |
| 2010 | 135 | $10.32 | to | $10.79 | $1,420 | 2.04% | 1.00% | to | 1.75% | 0.68% | to | 1.51% |
| 2009 | 165 | $10.25 | to | $10.63 | $1,715 | 2.13% | 1.00% | to | 1.75% | | -0.77% | |
| 2008 | 195 | $10.33 | to | $10.63 | $2,036 | 1.98% | 1.00% | to | 1.75% | -6.68% | to | -5.93% |
| 2007 | 226 | $11.06 | to | $11.30 | $2,516 | 2.37% | 1.00% | to | 1.75% | 1.47% | to | 2.26% |
| 2006 | 325 | $10.90 | to | $11.05 | $3,556 | 2.41% | 1.00% | to | 1.75% | 8.35% | to | 9.19% |
| **ING GET U.S. Core Portfolio - Series 8** | | | | | | | | | | | | |
| 2010 | 34 | $10.36 | to | $10.37 | $350 | 2.29% | | 1.75% | | 0.58% | to | 0.68% |
| 2009 | 34 | $10.29 | to | $10.30 | $350 | 2.31% | | 1.75% | | 0.10% | to | 0.19% |
| 2008 | 75 | $10.28 | to | $10.29 | $774 | 1.95% | | 1.75% | | -8.13% | to | -8.04% |
| 2007 | 87 | $11.18 | to | $11.19 | $969 | 1.94% | | 1.75% | | | 1.82% | |
| 2006 | 137 | $10.98 | to | $10.99 | $1,507 | 1.77% | | 1.75% | | 8.71% | to | 8.81% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 9** | | | | | | | | | | | | |
| 2010 | 13 | | $10.45 | | $139 | 2.14% | | 1.75% | | | 1.95% | |
| 2009 | 14 | | $10.25 | | $141 | 2.12% | | 1.75% | | | -0.19% | |
| 2008 | 14 | | $10.27 | | $142 | 1.96% | | 1.75% | | | -6.81% | |
| 2007 | 15 | | $11.02 | | $164 | 2.41% | | 1.75% | | 2.04% | to | 2.13% |
| 2006 | 16 | $10.79 | to | $10.80 | $168 | 1.48% | | 1.75% | | | 8.22% | |
| **ING GET U.S. Core Portfolio - Series 10** | | | | | | | | | | | | |
| 2010 | 6 | | $10.31 | | $63 | 3.05% | | 1.75% | | | 2.28% | |
| 2009 | 7 | | $10.08 | | $68 | 2.90% | | 1.75% | | | -2.61% | |
| 2008 | 7 | | $10.35 | | $70 | 2.74% | | 1.75% | | | -5.48% | |
| 2007 | 7 | | $10.95 | | $76 | 1.32% | | 1.75% | | | 1.77% | |
| 2006 | 7 | | $10.76 | | $76 | 0.84% | | 1.75% | | | 7.82% | |
| **ING GET U.S. Core Portfolio - Series 11** | | | | | | | | | | | | |
| 2010 | 3 | $10.56 | to | $10.57 | $31 | 3.23% | | 1.75% | | 3.02% | to | 3.02% |
| 2009 | 3 | $10.25 | to | $10.26 | $31 | 3.17% | | 1.75% | | -2.57% | to | -2.47% |
| 2008 | 3 | | $10.52 | | $32 | 2.53% | | 1.75% | | | -1.22% | |
| 2007 | 4 | | $10.65 | | $47 | 4.26% | | 1.75% | | | 0.28% | |
| 2006 | 4 | | $10.62 | | $47 | 0.08% | | 1.75% | | 5.99% | to | 6.09% |
| **ING BlackRock Science and Technology Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 9,177 | $5.06 | to | $17.38 | $50,430 | - | 0.00% | to | 1.90% | 16.36% | to | 18.65% |
| 2009 | 8,967 | $4.33 | to | $14.70 | $42,053 | - | 0.00% | to | 1.90% | 49.80% | to | 52.74% |
| 2008 | 7,555 | $2.88 | to | $9.65 | $23,396 | - | 0.00% | to | 1.60% | -40.75% | to | -39.74% |
| 2007 | 8,355 | $4.86 | to | $16.07 | $42,834 | - | 0.00% | to | 1.90% | 17.02% | to | 19.06% |
| 2006 | 8,763 | $4.14 | to | $13.50 | $37,594 | - | 0.00% | to | 1.60% | 5.60% | to | 7.21% |
| **ING Index Plus LargeCap Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 16,582 | $8.16 | to | $21.66 | $292,131 | 1.93% | 0.00% | to | 1.95% | 11.70% | to | 14.02% |
| 2009 | 18,196 | $7.27 | to | $19.01 | $283,441 | 3.01% | 0.00% | to | 1.95% | 20.75% | to | 23.20% |
| 2008 | 19,363 | $5.99 | to | $15.43 | $247,468 | 2.11% | 0.00% | to | 1.95% | -38.41% | to | -37.20% |
| 2007 | 22,182 | $9.68 | to | $24.64 | $469,092 | 1.25% | 0.00% | to | 1.95% | 2.98% | to | 5.00% |
| 2006 | 26,449 | $9.36 | to | $23.55 | $539,452 | 1.08% | 0.00% | to | 1.95% | 12.29% | to | 14.59% |

428

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Index Plus LargeCap Portfolio - Class S** | | | | | | | | | | | | |
| 2010 | 33 | | $10.52 | | $348 | 1.94% | | 0.35% | | | 13.24% | |
| 2009 | 40 | | $9.29 | | $375 | 2.57% | | 0.35% | | | 22.56% | |
| 2008 | 43 | | $7.58 | | $325 | 1.52% | | 0.35% | | | -37.56% | |
| 2007 | 28 | | $12.14 | | $334 | - | | 0.35% | | | 4.39% | |
| 2006 | 1 | | $11.63 | | $7 | (a) | | 0.35% | | | (a) | |
| **ING Index Plus MidCap Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 13,426 | $9.53 | to | $26.88 | $307,653 | 1.06% | 0.00% | to | 2.10% | 19.36% | to | 21.95% |
| 2009 | 14,483 | $7.88 | to | $22.05 | $274,072 | 1.65% | 0.00% | to | 2.10% | 28.97% | to | 31.80% |
| 2008 | 14,637 | $6.03 | to | $16.74 | $212,512 | 1.44% | 0.00% | to | 2.10% | -38.76% | to | -37.58% |
| 2007 | 16,185 | $13.29 | to | $26.82 | $381,531 | 0.81% | 0.00% | to | 1.95% | 3.51% | to | 5.23% |
| 2006 | 18,518 | $12.68 | to | $25.09 | $421,728 | 0.62% | 0.00% | to | 1.95% | 7.28% | to | 9.43% |
| **ING Index Plus MidCap Portfolio - Class S** | | | | | | | | | | | | |
| 2010 | 51 | | $11.56 | | $590 | 0.94% | | 0.35% | | | 21.05% | |
| 2009 | 49 | | $9.55 | | $472 | 1.09% | | 0.35% | | | 31.00% | |
| 2008 | 36 | | $7.29 | | $260 | 1.33% | | 0.35% | | | -37.90% | |
| 2007 | 29 | | $11.74 | | $343 | 0.52% | | 0.35% | | | 4.92% | |
| 2006 | 4 | | $11.19 | | $43 | (a) | | 0.35% | | | (a) | |
| **ING Index Plus SmallCap Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 7,455 | $9.34 | to | $19.44 | $122,910 | 0.69% | 0.00% | to | 2.10% | 20.30% | to | 22.86% |
| 2009 | 7,647 | $7.67 | to | $15.83 | $103,515 | 1.74% | 0.00% | to | 2.10% | 22.25% | to | 24.85% |
| 2008 | 7,836 | $6.19 | to | $12.68 | $85,771 | 0.96% | 0.00% | to | 2.10% | -34.86% | to | -33.54% |
| 2007 | 9,070 | $12.14 | to | $19.08 | $151,310 | 0.48% | 0.00% | to | 2.15% | -8.00% | to | -6.48% |
| 2006 | 10,525 | $13.03 | to | $20.09 | $189,877 | 0.41% | 0.00% | to | 1.95% | 11.75% | to | 13.78% |
| **ING Index Plus SmallCap Portfolio - Class S** | | | | | | | | | | | | |
| 2010 | 14 | | $10.67 | | $154 | 0.72% | | 0.35% | | | 22.08% | |
| 2009 | 14 | | $8.74 | | $122 | 1.11% | | 0.35% | | | 23.97% | |
| 2008 | 8 | | $7.05 | | $58 | - | | 0.35% | | | -33.86% | |
| 2007 | 8 | | $10.66 | | $90 | - | | 0.35% | | | -6.82% | |
| 2006 | 5 | | $11.44 | | $52 | (a) | | 0.35% | | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING International Index Portfolio - Class I | | | | | | | | | | | | |
| 2010 | 2,334 | $7.85 | to | $14.36 | $20,151 | 3.45% | 0.00% | to | 1.80% | 6.27% | to | 8.01% |
| 2009 | 2,401 | $7.43 | to | $13.44 | $19,407 | - | 0.00% | to | 1.60% | 26.18% | to | 27.56% |
| 2008 | 37 | $5.92 | to | $5.95 | $220 | (c) | 0.30% | to | 1.25% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING International Index Portfolio - Class S | | | | | | | | | | | | |
| 2010 | 1 | | $13.73 | | $13 | 6.25% | | 0.35% | | | 7.27% | |
| 2009 | 1 | | $12.80 | | $19 | (d) | | 0.35% | | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | | | | | | | | | | | | |
| 2010 | 274 | $13.91 | to | $14.26 | $3,841 | 0.64% | 0.00% | to | 1.50% | 11.10% | to | 12.82% |
| 2009 | 221 | $12.47 | to | $12.76 | $2,772 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | | | | | | | | | | | | |
| 2010 | 37 | $13.60 | to | $14.12 | $508 | 0.46% | 0.00% | to | 1.35% | 10.94% | to | 12.47% |
| 2009 | 29 | $12.15 | to | $12.60 | $353 | (d) | 0.00% | to | 1.35% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Russell™ Large Cap Index Portfolio - Class I | | | | | | | | | | | | |
| 2010 | 1,295 | $8.89 | to | $9.27 | $11,717 | 3.25% | 0.00% | to | 1.80% | 10.48% | to | 12.23% |
| 2009 | 1,190 | $8.06 | to | $8.27 | $9,692 | - | 0.00% | to | 1.60% | 21.90% | to | 23.65% |
| 2008 | 403 | $6.62 | to | $6.68 | $2,675 | (c) | 0.00% | to | 1.45% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Russell™ Large Cap Index Portfolio - Class S | | | | | | | | | | | | |
| 2010 | 1 | | $14.16 | | $10 | (e) | | 0.95% | | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| ING Russell™ Large Cap Value Index Portfolio - Class I | | | | | | | | | | | | |
| 2010 | 11 | $13.03 | to | $13.05 | $145 | 1.79% | 1.15% | to | 1.25% | 9.96% | to | 10.03% |
| 2009 | 7 | $11.85 | to | $11.86 | $79 | (d) | 1.15% | to | 1.25% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Russell™ Large Cap Value Index Portfolio - Class S | | | | | | | | | | | | |
| 2010 | 180 | $12.93 | to | $13.25 | $2,346 | 1.44% | 0.00% | to | 1.50% | 9.48% | to | 11.16% |
| 2009 | 165 | $11.81 | to | $11.92 | $1,952 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | | | | | | | | | | | | |
| 2010 | 291 | $15.87 | to | $16.26 | $4,652 | 0.29% | 0.00% | to | 1.50% | 23.98% | to | 25.85% |
| 2009 | 237 | $12.80 | to | $12.92 | $3,049 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Russell™ Mid Cap Index Portfolio - Class I | | | | | | | | | | | | |
| 2010 | 638 | $9.98 | to | $10.40 | $6,503 | 0.52% | 0.25% | to | 1.80% | 23.31% | to | 25.00% |
| 2009 | 433 | $8.15 | to | $8.36 | $3,562 | - | 0.00% | to | 1.50% | 38.41% | to | 40.27% |
| 2008 | 224 | $5.91 | to | $5.96 | $1,329 | (c) | 0.00% | to | 1.25% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Russell™ Small Cap Index Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 482 | $10.69 | to | $11.21 | $5,262 | 0.47% | 0.00% | to | 1.80% | 24.51% | to | 26.16% |
| 2009 | 225 | $8.65 | to | $8.83 | $1,962 | - | 0.25% | to | 1.50% | 24.78% | to | 26.32% |
| 2008 | 91 | $6.94 | to | $6.99 | $635 | (c) | 0.25% | to | 1.40% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Small Company Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 5,153 | $10.30 | to | $34.54 | $129,660 | 0.52% | 0.00% | to | 1.50% | 22.55% | to | 24.44% |
| 2009 | 5,202 | $8.35 | to | $27.77 | $107,672 | 0.61% | 0.00% | to | 1.50% | 25.65% | to | 27.62% |
| 2008 | 5,178 | $6.59 | to | $21.76 | $86,261 | 1.08% | 0.00% | to | 1.50% | -32.09% | to | -31.10% |
| 2007 | 5,336 | $14.34 | to | $31.63 | $135,138 | 0.19% | 0.00% | to | 1.50% | 4.29% | to | 5.90% |
| 2006 | 6,886 | $13.75 | to | $29.99 | $169,087 | 0.39% | 0.00% | to | 1.50% | 15.06% | to | 16.80% |
| **ING Small Company Portfolio - Class S** | | | | | | | | | | | | |
| 2010 | 11 | | $13.34 | | $149 | - | | 0.35% | | | 23.52% | |
| 2009 | 11 | | $10.80 | | $118 | 0.92% | | 0.35% | | | 26.76% | |
| 2008 | 12 | | $8.52 | | $100 | 1.07% | | 0.35% | | | -31.46% | |
| 2007 | 7 | | $12.43 | | $87 | - | | 0.35% | | | 5.34% | |
| 2006 | 1 | | $11.80 | | $11 | (a) | | 0.35% | | | (a) | |
| **ING U.S. Bond Index Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 477 | $11.09 | to | $11.54 | $5,363 | 2.67% | 0.00% | to | 1.55% | 4.52% | to | 6.16% |
| 2009 | 368 | $10.61 | to | $10.87 | $3,932 | 2.62% | 0.00% | to | 1.50% | 4.32% | to | 5.84% |
| 2008 | 153 | $10.17 | to | $10.27 | $1,559 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING International Value Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 6,060 | $7.28 | to | $15.07 | $84,378 | 2.04% | 0.00% | to | 1.70% | 0.73% | to | 2.49% |
| 2009 | 7,742 | $7.16 | to | $14.85 | $105,099 | 1.56% | 0.00% | to | 1.70% | 25.00% | to | 27.22% |
| 2008 | 7,918 | $5.67 | to | $11.79 | $84,985 | 2.94% | 0.00% | to | 1.70% | -43.63% | to | -42.79% |
| 2007 | 8,365 | $16.66 | to | $20.79 | $158,131 | 1.78% | 0.00% | to | 1.55% | 11.69% | to | 13.15% |
| 2006 | 7,376 | $14.78 | to | $18.51 | $123,753 | 2.42% | 0.30% | to | 1.55% | 27.45% | to | 29.01% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING International Value Portfolio - Class S** | | | | | | | | | | | | |
| 2010 | 24 | | $11.09 | | $263 | 1.83% | | 0.35% | | | 1.93% | |
| 2009 | 26 | | $10.88 | | $283 | 1.51% | | 0.35% | | | 25.78% | |
| 2008 | 29 | | $8.65 | | $248 | 3.02% | | 0.35% | | | -42.52% | |
| 2007 | 32 | | $15.05 | | $480 | 1.48% | | 0.35% | | | 12.65% | |
| 2006 | 5 | | $13.36 | | $60 | (a) | | 0.35% | | | (a) | |
| **ING MidCap Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 1,410 | $11.54 | to | $18.47 | $23,611 | 0.72% | 0.00% | to | 1.50% | 28.37% | to | 30.35% |
| 2009 | 998 | $8.92 | to | $14.17 | $12,935 | 0.21% | 0.00% | to | 1.50% | 39.29% | to | 41.60% |
| 2008 | 935 | $6.36 | to | $10.69 | $8,648 | - | 0.00% | to | 1.50% | -38.51% | to | -37.84% |
| 2007 | 649 | $14.57 | to | $17.22 | $9,758 | - | 0.20% | to | 1.50% | 23.79% | to | 25.10% |
| 2006 | 509 | $11.77 | to | $12.55 | $6,141 | - | 0.40% | to | 1.50% | 6.21% | to | 7.25% |
| **ING MidCap Opportunities Portfolio - Class S** | | | | | | | | | | | | |
| 2010 | 198 | $12.22 | to | $15.81 | $2,514 | 0.57% | 0.15% | to | 1.75% | 29.48% | | |
| 2009 | 23 | | $12.21 | | $276 | - | | 0.35% | | | 40.51% | |
| 2008 | 12 | | $8.69 | | $108 | - | | 0.35% | | | -37.93% | |
| 2007 | 5 | | $14.00 | | $70 | - | | 0.35% | | | 25.00% | |
| 2006 | - | | $11.20 | | $3 | (a) | | 0.35% | | | (a) | |
| **ING SmallCap Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 1,873 | $10.33 | to | $17.09 | $20,701 | - | 0.00% | to | 1.50% | 30.43% | to | 32.13% |
| 2009 | 1,414 | $7.92 | to | $12.81 | $11,898 | - | 0.00% | to | 1.50% | 28.99% | to | 31.05% |
| 2008 | 1,290 | $6.14 | to | $9.68 | $8,367 | - | 0.00% | to | 1.50% | -35.44% | to | -34.62% |
| 2007 | 1,200 | $9.51 | to | $15.30 | $11,915 | - | 0.20% | to | 1.50% | 8.44% | to | 9.67% |
| 2006 | 1,122 | $8.77 | to | $13.46 | $10,191 | - | 0.40% | to | 1.50% | 10.87% | to | 12.17% |
| **ING SmallCap Opportunities Portfolio - Class S** | | | | | | | | | | | | |
| 2010 | 15 | | $14.06 | | $213 | - | | 0.35% | | | 31.65% | |
| 2009 | 6 | | $10.68 | | $60 | - | | 0.35% | | | 30.24% | |
| 2008 | 6 | | $8.20 | | $47 | - | | 0.35% | | | -34.82% | |
| 2007 | 1 | | $12.58 | | $17 | - | | 0.35% | | | 9.39% | |
| 2006 | 1 | | $11.50 | | $10 | (a) | | 0.35% | | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Mid Cap Core Equity Fund - Class A** | | | | | | | | | | | | |
| 2010 | 361 | $13.57 | to | $16.69 | $5,115 | 0.08% | 0.00% | to | 1.70% | 10.66% | to | 12.54% |
| 2009 | 179 | $12.24 | to | $14.98 | $2,312 | 0.16% | 0.00% | to | 1.60% | 28.13% | to | 29.73% |
| 2008 | 23 | $9.81 | to | $11.62 | $232 | 0.80% | 0.30% | to | 1.60% | -28.60% | to | -27.91% |
| 2007 | 19 | $13.74 | to | $16.18 | $270 | 1.19% | 0.65% | to | 1.60% | 8.75% | to | 9.19% |
| 2006 | 18 | $12.67 | to | $14.87 | $234 | 0.76% | 0.65% | to | 1.70% | 9.99% | to | 10.40% |
| **Invesco Small Cap Growth Fund - Class A** | | | | | | | | | | | | |
| 2010 | 3 | | $14.48 | | $42 | - | | 1.00% | | | 25.04% | |
| 2009 | 3 | | $11.58 | | $31 | - | | 1.00% | | | 33.26% | |
| 2008 | 2 | | $8.69 | | $20 | - | | 1.00% | | | -39.40% | |
| 2007 | 2 | | $14.34 | | $34 | - | | 1.00% | | | 10.22% | |
| 2006 | 1 | | $13.01 | | $17 | - | | 1.00% | | | 13.23% | |
| **Invesco Global Health Care Fund - Investor Class** | | | | | | | | | | | | |
| 2010 | 6 | $31.62 | to | $33.40 | $183 | - | 0.55% | to | 1.55% | 3.00% | to | 4.05% |
| 2009 | 5 | $30.63 | to | $32.10 | $164 | - | 0.55% | to | 1.60% | 25.43% | to | 26.73% |
| 2008 | 5 | $24.42 | to | $25.33 | $122 | - | 0.55% | to | 1.60% | -29.52% | to | -28.79% |
| 2007 | 4 | $34.39 | to | $35.57 | $144 | - | 0.65% | to | 2.00% | 9.62% | to | 10.12% |
| 2006 | 4 | $31.61 | to | $31.99 | $114 | - | 0.90% | to | 1.70% | 3.36% | to | 3.43% |
| **Invesco U.S. Small Cap Value Fund - Class Y** | | | | | | | | | | | | |
| 2010 | 463 | | $12.59 | | $5,835 | 0.40% | | - | | | 30.33% | |
| 2009 | 181 | | $9.66 | | $1,746 | - | | - | | | 30.54% | |
| 2008 | 114 | | $7.40 | | $841 | (c) | | - | | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Invesco Van Kampen Small Cap Value Fund - Class A** | | | | | | | | | | | | |
| 2010 | 7 | $16.29 | to | $16.68 | $120 | (h) | 0.30% | to | 1.75% | | (h) | |
| 2009 | 6 | | $12.91 | | $72 | (d) | | 0.45% | | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Invesco V.I. Capital Appreciation Fund - Series I Shares | | | | | | | | | | | | |
| 2010 | 2,569 | $5.44 | to | $11.10 | $22,362 | 0.72% | 0.00% | to | 1.50% | 13.80% | to | 15.56% |
| 2009 | 2,705 | $4.78 | to | $9.73 | $20,643 | 0.61% | 0.00% | to | 1.50% | 19.20% | to | 21.14% |
| 2008 | 2,795 | $4.01 | to | $8.14 | $17,871 | - | 0.00% | to | 1.50% | -43.39% | to | -42.52% |
| 2007 | 2,976 | $7.08 | to | $14.33 | $33,456 | - | 0.00% | to | 1.50% | 10.28% | to | 11.95% |
| 2006 | 3,257 | $6.42 | to | $12.36 | $32,996 | 0.07% | 0.00% | to | 1.50% | 4.72% | to | 6.35% |
| Invesco V.I. Core Equity Fund - Series I Shares | | | | | | | | | | | | |
| 2010 | 3,820 | $8.17 | to | $14.12 | $38,408 | 0.94% | 0.00% | to | 1.95% | 7.44% | to | 9.68% |
| 2009 | 4,159 | $7.53 | to | $12.96 | $38,603 | 1.79% | 0.00% | to | 1.95% | 25.79% | to | 28.38% |
| 2008 | 4,319 | $5.93 | to | $10.25 | $31,654 | 2.26% | 0.00% | to | 1.95% | -31.20% | to | -30.12% |
| 2007 | 4,536 | $8.58 | to | $14.75 | $48,225 | 1.11% | 0.00% | to | 1.50% | 6.45% | to | 8.04% |
| 2006 | 5,005 | $8.01 | to | $13.60 | $49,719 | 0.66% | 0.00% | to | 1.50% | 15.02% | to | 16.80% |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | | | | | | | | | | | | |
| 2010 | 7 | $22.50 | to | $35.55 | $242 | 2.78% | 0.50% | to | 1.40% | 6.87% | to | 7.87% |
| 2009 | 8 | $20.91 | to | $33.21 | $261 | 6.84% | 0.50% | to | 1.45% | 24.06% | to | 25.25% |
| 2008 | 9 | $16.64 | to | $26.71 | $236 | 2.32% | 0.50% | to | 1.45% | -17.06% | to | -16.23% |
| 2007 | 13 | $13.48 | to | $32.14 | $367 | 2.63% | 0.30% | to | 1.45% | 8.96% | to | 9.95% |
| 2006 | 14 | $12.22 | to | $29.45 | $394 | 1.90% | 0.40% | to | 1.45% | 9.10% | to | 10.17% |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | | | | | | | | | | | | |
| 2010 | 12 | $19.46 | to | $31.51 | $363 | - | 0.45% | to | 1.50% | 24.01% | to | 25.27% |
| 2009 | 14 | $15.57 | to | $25.35 | $327 | - | 0.30% | to | 1.50% | 42.60% | to | 44.34% |
| 2008 | 15 | $10.77 | to | $17.72 | $240 | 0.27% | 0.30% | to | 1.50% | -44.52% | to | -43.95% |
| 2007 | 17 | $19.37 | to | $31.89 | $490 | 0.21% | 0.45% | to | 1.45% | 20.28% | to | 21.49% |
| 2006 | 19 | $15.92 | to | $26.46 | $466 | - | 0.25% | to | 1.45% | 11.97% | to | 13.37% |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | | | | | | | | | | | | |
| 2010 | 3 | $18.80 | to | $27.94 | $66 | 3.13% | 0.50% | to | 1.50% | 6.38% | to | 7.47% |
| 2009 | 3 | $17.63 | to | $26.20 | $62 | 5.00% | 0.50% | to | 1.50% | 11.54% | to | 12.63% |
| 2008 | 5 | $15.77 | to | $23.44 | $98 | 4.06% | 0.50% | to | 1.50% | 4.71% | to | 5.53% |
| 2007 | 5 | $15.06 | to | $22.38 | $99 | 4.67% | 0.50% | to | 1.25% | 5.67% | to | 6.47% |
| 2006 | 6 | $14.25 | to | $21.18 | $114 | 4.37% | 0.50% | to | 1.25% | 2.97% | to | 3.71% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Janus Aspen Series Janus Portfolio - Institutional Shares | | | | | | | | | | | | |
| 2010 | 5 | $9.10 | to | $22.41 | $82 | 1.20% | 0.50% | to | 1.40% | 12.89% | to | 14.00% |
| 2009 | 5 | $8.02 | to | $19.82 | $84 | - | 0.50% | to | 1.40% | 34.49% | to | 35.62% |
| 2008 | 7 | $8.17 | to | $14.72 | $75 | 0.89% | 0.50% | to | 1.40% | -40.58% | to | -40.01% |
| 2007 | 7 | $13.66 | to | $25.03 | $150 | 0.67% | 0.50% | to | 1.40% | 13.50% | to | 14.51% |
| 2006 | 8 | $11.96 | to | $22.00 | $148 | 0.43% | 0.50% | to | 1.40% | 9.82% | to | 10.86% |
| Janus Aspen Series Worldwide Portfolio - Institutional Shares | | | | | | | | | | | | |
| 2010 | 8 | $11.85 | to | $23.10 | $164 | 0.60% | 0.45% | to | 1.50% | 14.08% | to | 15.28% |
| 2009 | 10 | $10.30 | to | $20.19 | $172 | 1.23% | 0.45% | to | 1.50% | 35.65% | to | 37.13% |
| 2008 | 12 | $7.49 | to | $14.85 | $154 | 1.27% | 0.45% | to | 1.50% | -45.34% | to | -44.94% |
| 2007 | 13 | $13.70 | to | $30.90 | $317 | 0.90% | 0.45% | to | 1.25% | 8.25% | to | 9.18% |
| 2006 | 15 | $12.54 | to | $28.51 | $353 | 1.61% | 0.45% | to | 1.25% | 16.74% | to | 17.68% |
| Lazard Emerging Markets Equity Portfolio - Open Shares | | | | | | | | | | | | |
| 2010 | - | $12.72 | | | - | (e) | 1.00% | | | (e) | | |
| 2009 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2008 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2007 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2006 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | | | | | | | | | | | | |
| 2010 | 287 | $8.72 | to | $9.70 | $2,566 | 0.86% | 0.00% | to | 1.50% | 21.28% | to | 23.10% |
| 2009 | 159 | $7.19 | to | $7.49 | $1,162 | 0.77% | 0.00% | to | 1.50% | 36.53% | to | 38.19% |
| 2008 | 73 | $5.30 | to | $5.42 | $388 | 2.24% | 0.00% | to | 1.25% | -39.36% | to | -38.48% |
| 2007 | 37 | $8.74 | to | $8.81 | $326 | (b) | 0.00% | to | 1.25% | (b) | | |
| 2006 | (b) | (b) | | | (b) | (b) | (b) | | | (b) | | |
| LKCM Aquinas Growth Fund | | | | | | | | | | | | |
| 2010 | 28 | $9.99 | to | $11.93 | $316 | - | 0.90% | to | 1.05% | 15.32% | to | 15.49% |
| 2009 | 27 | $8.65 | to | $10.34 | $269 | - | 0.90% | to | 1.05% | 28.71% | | |
| 2008 | 26 | $8.01 | | | $206 | - | 1.05% | | | -33.80% | | |
| 2007 | 19 | $12.10 | | | $236 | - | 1.05% | | | 0.08% | | |
| 2006 | 17 | $10.87 | | | $183 | (a) | 0.90% | | | (a) | | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Loomis Sayles Small Cap Value Fund - Retail Class | | | | | | | | | | | | |
| 2010 | 413 | $11.11 | to | $11.56 | $4,646 | 0.50% | 0.00% | to | 1.50% | 22.90% | to | 24.70% |
| 2009 | 276 | $9.04 | to | $9.27 | $2,518 | 0.18% | 0.00% | to | 1.50% | 26.61% | to | 28.19% |
| 2008 | 126 | $7.14 | to | $7.20 | $905 | (c) | 0.25% | to | 1.50% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| Lord Abbett Developing Growth Fund, Inc. - Class A | | | | | | | | | | | | |
| 2010 | 1 | $14.51 | to | $14.57 | $19 | (e) | 0.60% | to | 1.05% | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| Lord Abbett Core Fixed Income Fund - Class A | | | | | | | | | | | | |
| 2010 | - | | $10.17 | | $4 | (e) | | 1.15% | | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | | | | | | | | | | | | |
| 2010 | 106 | $12.61 | to | $15.79 | $1,451 | 0.40% | 0.60% | to | 1.75% | 23.39% | to | 24.77% |
| 2009 | 96 | $10.13 | to | $12.70 | $1,054 | 0.67% | 0.60% | to | 1.90% | 24.29% | to | 25.89% |
| 2008 | 85 | $8.15 | to | $10.13 | $739 | 1.80% | 0.55% | to | 1.90% | -40.51% | to | -39.78% |
| 2007 | 87 | $13.80 | to | $16.89 | $1,257 | 0.51% | 0.50% | to | 1.75% | -1.15% | to | 0.07% |
| 2006 | 75 | $13.96 | to | $16.97 | $1,081 | 0.56% | 0.50% | to | 1.75% | 10.36% | to | 11.81% |
| Lord Abbett Small-Cap Value Fund - Class A | | | | | | | | | | | | |
| 2010 | 92 | $18.14 | to | $19.44 | $1,751 | - | 0.60% | to | 1.60% | 24.25% | to | 25.50% |
| 2009 | 88 | $14.56 | to | $15.49 | $1,330 | - | 0.60% | to | 1.65% | 27.72% | to | 28.98% |
| 2008 | 91 | $11.40 | to | $12.03 | $1,074 | 0.22% | 0.55% | to | 1.65% | -32.18% | to | -31.45% |
| 2007 | 96 | $16.81 | to | $17.52 | $1,648 | 0.13% | 0.60% | to | 1.65% | 8.59% | to | 9.68% |
| 2006 | 88 | $15.44 | to | $15.91 | $1,379 | - | 0.70% | to | 1.75% | 18.40% | to | 19.56% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | | | | | | | | | | | | |
| 2010 | 6,716 | $8.93 | to | $17.37 | $98,339 | 0.38% | 0.00% | to | 1.50% | 23.52% | to | 25.52% |
| 2009 | 7,527 | $7.18 | to | $13.99 | $88,200 | 0.47% | 0.00% | to | 1.50% | 24.74% | to | 26.56% |
| 2008 | 8,061 | $5.71 | to | $11.16 | $75,150 | 1.22% | 0.00% | to | 1.50% | -40.23% | to | -39.51% |
| 2007 | 9,441 | $12.71 | to | $18.59 | $146,234 | 0.44% | 0.20% | to | 1.50% | -0.95% | to | 0.38% |
| 2006 | 10,067 | $12.72 | to | $18.67 | $156,234 | 0.50% | 0.25% | to | 1.50% | 10.54% | to | 11.88% |
| Massachusetts Investors Growth Stock Fund - Class A | | | | | | | | | | | | |
| 2010 | 29 | $12.33 | to | $12.81 | $371 | 0.60% | 0.65% | to | 1.20% | 12.81% | to | 13.46% |
| 2009 | 26 | $10.93 | to | $11.29 | $297 | 0.30% | 0.65% | to | 1.20% | 38.71% | to | 39.56% |
| 2008 | 46 | $7.88 | to | $8.09 | $364 | 0.36% | 0.65% | to | 1.20% | -37.66% | to | -37.38% |
| 2007 | 58 | $12.55 | to | $12.92 | $737 | 0.45% | 0.65% | to | 1.40% | 10.10% | to | 10.59% |
| 2006 | 52 | $11.38 | to | $11.61 | $596 | - | 0.80% | to | 1.50% | 6.37% | to | 6.61% |
| Neuberger Berman Socially Responsive Fund® - Trust Class | | | | | | | | | | | | |
| 2010 | 660 | $9.77 | to | $11.18 | $7,130 | 0.20% | 0.00% | to | 1.90% | 20.44% | to | 22.19% |
| 2009 | 424 | $8.71 | to | $9.22 | $3,772 | 0.44% | 0.00% | to | 1.70% | 28.30% | to | 30.41% |
| 2008 | 318 | $6.12 | to | $7.07 | $2,187 | 0.72% | 0.00% | to | 1.60% | -39.86% | to | -39.08% |
| 2007 | 175 | $11.28 | to | $11.54 | $1,985 | 0.80% | 0.25% | to | 1.55% | 5.62% | to | 6.79% |
| 2006 | 48 | $10.68 | to | $10.77 | $519 | (a) | 0.40% | to | 1.50% | | (a) | |
| New Perspective Fund®, Inc. - Class R-3 | | | | | | | | | | | | |
| 2010 | 266 | $14.70 | to | $16.36 | $4,250 | 0.76% | 0.00% | to | 1.55% | 10.61% | to | 12.36% |
| 2009 | 272 | $13.29 | to | $14.56 | $3,881 | 1.16% | 0.00% | to | 1.55% | 35.19% | to | 37.10% |
| 2008 | 254 | $9.89 | to | $10.62 | $2,657 | 1.79% | 0.00% | to | 1.45% | -38.99% | to | -38.08% |
| 2007 | 238 | $16.21 | to | $17.15 | $4,038 | 2.44% | 0.00% | to | 1.45% | 14.34% | to | 15.34% |
| 2006 | 83 | $14.18 | to | $14.75 | $1,204 | 1.64% | 0.20% | to | 1.55% | 18.17% | to | 19.17% |
| New Perspective Fund®, Inc. - Class R-4 | | | | | | | | | | | | |
| 2010 | 4,588 | $9.50 | to | $16.99 | $72,675 | 1.13% | 0.00% | to | 1.50% | 11.05% | to | 12.74% |
| 2009 | 4,201 | $8.34 | to | $15.07 | $59,419 | 1.48% | 0.00% | to | 1.50% | 35.41% | to | 37.52% |
| 2008 | 3,763 | $6.11 | to | $10.97 | $39,040 | 2.60% | 0.00% | to | 1.50% | -38.80% | to | -37.81% |
| 2007 | 2,456 | $15.58 | to | $17.64 | $41,461 | 2.12% | 0.00% | to | 1.50% | 14.23% | to | 15.56% |
| 2006 | 1,896 | $13.57 | to | $15.13 | $27,925 | 1.55% | 0.30% | to | 1.50% | 18.09% | to | 19.46% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Capital Appreciation Fund - Class A** | | | | | | | | | | | | |
| 2010 | 43 | $10.23 | to | $10.85 | $456 | - | 0.60% | to | 1.45% | 7.57% | to | 8.50% |
| 2009 | 55 | $9.46 | to | $10.03 | $538 | - | 0.55% | to | 1.55% | 41.41% | to | 42.67% |
| 2008 | 53 | $6.69 | to | $7.03 | $363 | - | 0.55% | to | 1.55% | -46.74% | to | -46.17% |
| 2007 | 47 | $12.56 | to | $13.06 | $597 | - | 0.55% | to | 1.55% | 12.19% | to | 13.17% |
| 2006 | 36 | $11.24 | to | $11.54 | $414 | - | 0.55% | to | 1.45% | 6.62% | to | 6.79% |
| **Oppenheimer Developing Markets Fund - Class A** | | | | | | | | | | | | |
| 2010 | 4,842 | $11.61 | to | $86.33 | $325,715 | 0.15% | 0.00% | to | 1.95% | 24.54% | to | 26.97% |
| 2009 | 4,581 | $9.22 | to | $67.99 | $241,957 | 0.54% | 0.00% | to | 1.95% | 78.72% | to | 81.84% |
| 2008 | 3,873 | $5.11 | to | $37.41 | $114,355 | 1.45% | 0.00% | to | 1.65% | -48.87% | to | -48.03% |
| 2007 | 4,018 | $23.12 | to | $71.98 | $230,998 | 0.96% | 0.00% | to | 1.95% | 31.54% | to | 33.43% |
| 2006 | 3,743 | $17.39 | to | $52.76 | $163,882 | 1.30% | 0.30% | to | 1.75% | 23.14% | to | 24.56% |
| **Oppenheimer Gold & Special Minerals Fund - Class A** | | | | | | | | | | | | |
| 2010 | 2 | | $17.52 | | $38 | (e) | | 0.60% | | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Oppenheimer International Bond Fund - Class A** | | | | | | | | | | | | |
| 2010 | 5 | $10.71 | to | $10.76 | $52 | (e) | 0.85% | to | 1.45% | | (e) | |
| 2009 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2008 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Oppenheimer Global Securities/VA** | | | | | | | | | | | | |
| 2010 | 12 | $14.14 | to | $25.57 | $281 | 1.44% | 0.50% | to | 1.80% | 13.94% | to | 15.39% |
| 2009 | 13 | $12.41 | to | $22.16 | $273 | 2.31% | 0.50% | to | 1.80% | 37.28% | to | 39.11% |
| 2008 | 17 | $9.06 | to | $15.97 | $247 | 1.70% | 0.45% | to | 1.75% | -41.25% | to | -40.45% |
| 2007 | 23 | $15.42 | to | $26.82 | $578 | 1.49% | 0.45% | to | 1.75% | 4.87% | to | 5.84% |
| 2006 | 32 | $14.74 | to | $25.34 | $765 | 1.02% | 0.45% | to | 1.80% | 16.01% | to | 17.15% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Main Street Fund®/VA** | | | | | | | | | | | | |
| 2010 | 8 | $8.65 | to | $9.82 | $74 | 1.37% | 1.25% | to | 1.50% | 14.27% | to | 14.72% |
| 2009 | 9 | $7.57 | to | $8.56 | $72 | 1.48% | 1.25% | to | 1.50% | 26.38% | to | 26.63% |
| 2008 | 10 | $5.99 | to | $6.76 | $63 | 1.12% | 1.25% | to | 1.50% | -39.37% | to | -39.21% |
| 2007 | 11 | $9.88 | to | $11.12 | $115 | 0.84% | 1.25% | to | 1.50% | 2.92% | to | 3.15% |
| 2006 | 13 | $9.60 | to | $10.78 | $123 | 1.67% | 1.25% | to | 1.50% | 13.34% | to | 13.59% |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | | | | | | | | | | |
| 2010 | 763 | $9.76 | to | $15.25 | $10,224 | 0.59% | 0.00% | to | 1.50% | 21.54% | to | 23.33% |
| 2009 | 737 | $7.97 | to | $12.48 | $8,067 | 0.75% | 0.00% | to | 1.50% | 35.19% | to | 37.31% |
| 2008 | 578 | $5.85 | to | $9.19 | $4,655 | 0.52% | 0.00% | to | 1.50% | -38.76% | to | -38.01% |
| 2007 | 531 | $12.90 | to | $14.92 | $6,971 | 0.31% | 0.25% | to | 1.50% | -2.71% | to | -1.48% |
| 2006 | 351 | $13.26 | to | $15.26 | $4,722 | 0.10% | 0.30% | to | 1.50% | 13.33% | to | 14.43% |
| **Oppenheimer Small- & Mid-Cap Growth Fund/VA** | | | | | | | | | | | | |
| 2010 | 3 | $4.53 | to | $9.07 | $15 | - | 1.25% | to | 1.50% | 25.48% | to | 25.80% |
| 2009 | 3 | $3.61 | to | $7.21 | $15 | - | 1.25% | to | 1.50% | 30.80% | to | 31.09% |
| 2008 | 4 | $2.76 | to | $5.50 | $13 | - | 1.25% | to | 1.50% | -49.91% | to | -49.73% |
| 2007 | 4 | $5.51 | to | $10.94 | $31 | - | 1.25% | to | 1.50% | | 4.99% | |
| 2006 | - | | $10.42 | | $1 | - | | 1.25% | | | 1.66% | |
| **Oppenheimer Strategic Bond Fund/VA** | | | | | | | | | | | | |
| 2010 | 6 | $18.43 | to | $20.15 | $112 | 8.33% | 0.55% | to | 1.25% | 13.56% | to | 14.33% |
| 2009 | 6 | $15.86 | to | $17.63 | $104 | 0.96% | 0.55% | to | 1.45% | 17.13% | to | 18.24% |
| 2008 | 7 | $13.54 | to | $14.99 | $105 | 5.22% | 0.50% | to | 1.45% | -15.43% | to | -14.70% |
| 2007 | 7 | $16.01 | to | $17.48 | $125 | 3.94% | 0.55% | to | 1.45% | 8.10% | to | 9.11% |
| 2006 | 8 | $14.81 | to | $16.02 | $128 | 3.91% | 0.55% | to | 1.45% | 5.94% | to | 6.87% |
| **Pax World Balanced Fund - Individual Investor Class** | | | | | | | | | | | | |
| 2010 | 4,354 | $9.21 | to | $13.40 | $52,720 | 1.48% | 0.00% | to | 1.65% | 10.10% | to | 11.85% |
| 2009 | 4,954 | $8.30 | to | $11.98 | $54,186 | 1.67% | 0.00% | to | 1.65% | 19.28% | to | 21.42% |
| 2008 | 4,896 | $6.89 | to | $9.87 | $44,509 | 1.99% | 0.00% | to | 1.75% | -31.93% | to | -30.74% |
| 2007 | 4,498 | $12.75 | to | $14.25 | $59,458 | 1.79% | 0.00% | to | 1.75% | 7.49% | to | 9.16% |
| 2006 | 4,112 | $11.83 | to | $12.90 | $50,097 | 1.66% | 0.30% | to | 1.75% | 9.03% | to | 10.07% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | | | | | | | | |
| 2010 | 11,633 | $12.01 | to | $14.71 | $158,235 | 1.44% | 0.00% | to | 1.65% | 6.40% | to | 8.25% |
| 2009 | 8,873 | $11.20 | to | $13.61 | $112,730 | 2.96% | 0.00% | to | 1.65% | 16.42% | to | 18.41% |
| 2008 | 6,215 | $9.53 | to | $11.50 | $67,423 | 4.31% | 0.00% | to | 1.65% | -8.45% | to | -7.03% |
| 2007 | 2,861 | $10.72 | to | $12.37 | $34,027 | 4.42% | 0.00% | to | 1.50% | 8.91% | to | 10.55% |
| 2006 | 2,338 | $10.15 | to | $11.19 | $25,436 | 4.36% | 0.00% | to | 1.50% | -0.74% | to | 0.36% |
| **Pioneer High Yield Fund - Class A** | | | | | | | | | | | | |
| 2010 | 338 | $13.37 | to | $15.09 | $4,956 | 5.25% | 0.20% | to | 1.95% | 15.26% | to | 17.34% |
| 2009 | 373 | $11.60 | to | $12.86 | $4,675 | 6.97% | 0.20% | to | 1.95% | 59.16% | to | 61.76% |
| 2008 | 328 | $7.37 | to | $7.95 | $2,557 | 7.36% | 0.20% | to | 1.75% | -38.07% | to | -37.15% |
| 2007 | 273 | $11.81 | to | $12.65 | $3,394 | 4.89% | 0.20% | to | 1.95% | 5.03% | to | 6.37% |
| 2006 | 161 | $11.33 | to | $11.78 | $1,880 | 4.89% | 0.40% | to | 1.75% | 8.63% | to | 10.10% |
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 2,736 | $8.20 | to | $10.86 | $28,736 | 0.46% | 0.00% | to | 1.65% | 14.02% | to | 16.03% |
| 2009 | 3,007 | $7.13 | to | $9.37 | $27,443 | 1.14% | 0.00% | to | 1.70% | 71.95% | to | 74.81% |
| 2008 | 2,224 | $4.12 | to | $5.36 | $11,735 | 0.43% | 0.00% | to | 1.55% | -58.85% | to | -58.26% |
| 2007 | 2,280 | $12.71 | to | $12.84 | $29,074 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Pioneer High Yield VCT Portfolio - Class I** | | | | | | | | | | | | |
| 2010 | 1,601 | $11.81 | to | $15.12 | $22,990 | 5.40% | 0.00% | to | 1.50% | 16.30% | to | 18.06% |
| 2009 | 1,618 | $10.08 | to | $13.03 | $19,842 | 7.77% | 0.00% | to | 1.50% | 57.99% | to | 60.47% |
| 2008 | 1,510 | $6.35 | to | $8.12 | $11,678 | 9.26% | 0.00% | to | 1.50% | -36.41% | to | -35.58% |
| 2007 | 1,598 | $11.89 | to | $12.45 | $19,319 | 5.55% | 0.25% | to | 1.50% | 3.99% | to | 5.36% |
| 2006 | 1,065 | $11.36 | to | $11.75 | $12,297 | 5.72% | 0.40% | to | 1.50% | 6.92% | to | 8.10% |
| **Columbia Diversified Equity Income Fund - Class R-3** | | | | | | | | | | | | |
| 2010 | 18 | $8.96 | to | $9.12 | $160 | 1.02% | 0.15% | to | 0.80% | 15.13% | to | 15.17% |
| 2009 | 30 | $7.74 | to | $7.85 | $233 | (d) | 0.25% | to | 1.10% | | (d) | |
| 2008 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2007 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Columbia Diversified Equity Income Fund - Class R-4** | | | | | | | | | | | | |
| 2010 | 592 | $8.85 | to | $9.21 | $5,329 | 1.33% | 0.00% | to | 1.50% | 14.49% | to | 16.29% |
| 2009 | 413 | $7.73 | to | $7.92 | $3,222 | 2.01% | 0.00% | to | 1.50% | 25.49% | to | 27.05% |
| 2008 | 237 | $6.16 | to | $6.21 | $1,464 | (c) | 0.25% | to | 1.50% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **SMALLCAP World Fund® - Class R-4** | | | | | | | | | | | | |
| 2010 | 681 | $10.13 | to | $10.54 | $6,996 | 1.98% | 0.00% | to | 1.50% | 23.09% | to | 24.88% |
| 2009 | 325 | $8.23 | to | $8.44 | $2,698 | 1.34% | 0.00% | to | 1.50% | 51.29% | to | 53.28% |
| 2008 | 80 | $5.44 | to | $5.48 | $434 | (c) | 0.25% | to | 1.50% | | (c) | |
| 2007 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2006 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | | | | | | | | | | |
| 2010 | 51 | $15.13 | to | $16.44 | $803 | 1.11% | 0.10% | to | 1.30% | 14.36% | to | 15.77% |
| 2009 | 73 | $13.23 | to | $14.20 | $999 | 0.82% | 0.10% | to | 1.30% | 44.12% | to | 45.46% |
| 2008 | 74 | $9.16 | to | $9.62 | $699 | 0.47% | 0.35% | to | 1.35% | -35.71% | to | -35.09% |
| 2007 | 68 | $14.14 | to | $14.82 | $991 | 1.80% | 0.35% | to | 1.55% | -1.39% | to | -0.20% |
| 2006 | 69 | $14.34 | to | $14.85 | $1,010 | 0.61% | 0.35% | to | 1.55% | 18.15% | to | 19.08% |
| **T. Rowe Price Value Fund - Advisor Class** | | | | | | | | | | | | |
| 2010 | 15 | | $10.56 | | $163 | 2.21% | | 1.00% | | | 14.66% | |
| 2009 | 12 | | $9.21 | | $109 | 2.61% | | 1.00% | | | 35.64% | |
| 2008 | 6 | | $6.79 | | $44 | 1.90% | | 1.00% | | | -40.44% | |
| 2007 | 5 | | $11.40 | | $61 | 2.20% | | 1.00% | | | -0.44% | |
| 2006 | 3 | | $11.45 | | $30 | (a) | | 1.00% | | | (a) | |
| **Templeton Foreign Fund - Class A** | | | | | | | | | | | | |
| 2010 | 74 | $13.92 | to | $15.34 | $1,103 | 1.69% | 0.35% | to | 1.75% | 6.58% | to | 7.92% |
| 2009 | 84 | $13.06 | to | $14.02 | $1,146 | 1.77% | 0.55% | to | 1.75% | 47.07% | to | 48.99% |
| 2008 | 71 | $8.88 | to | $9.41 | $658 | 3.00% | 0.55% | to | 1.75% | -46.99% | to | -46.40% |
| 2007 | 82 | $16.75 | to | $17.56 | $1,410 | 1.84% | 0.55% | to | 1.75% | 15.20% | to | 16.60% |
| 2006 | 59 | $14.54 | to | $15.06 | $876 | 2.28% | 0.55% | to | 1.75% | 18.01% | to | 19.06% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Templeton Global Bond Fund - Class A** | | | | | | | | | | | | |
| 2010 | 9,629 | $13.96 | to | $31.04 | $207,794 | 5.51% | 0.00% | to | 1.50% | 10.99% | to | 12.71% |
| 2009 | 8,132 | $12.49 | to | $27.54 | $155,610 | 4.38% | 0.00% | to | 1.50% | 17.11% | to | 18.86% |
| 2008 | 6,885 | $10.59 | to | $23.17 | $110,722 | 9.04% | 0.00% | to | 1.50% | 4.73% | to | 6.28% |
| 2007 | 4,997 | $12.26 | to | $21.80 | $72,664 | 7.52% | 0.00% | to | 1.50% | 9.14% | to | 10.83% |
| 2006 | 2,522 | $11.13 | to | $19.67 | $33,054 | 5.57% | 0.00% | to | 1.50% | 11.73% | to | 12.85% |
| **Diversified Value Portfolio** | | | | | | | | | | | | |
| 2010 | 7 | $11.98 | to | $12.85 | $86 | 2.35% | 0.95% | to | 2.00% | 7.16% | to | 8.26% |
| 2009 | 7 | $11.18 | to | $11.87 | $84 | 3.66% | 0.95% | to | 2.00% | | 25.74% | |
| 2008 | 9 | $9.01 | to | $9.44 | $80 | 3.09% | 0.95% | to | 1.95% | -37.34% | to | -36.73% |
| 2007 | 8 | $14.38 | to | $14.92 | $114 | 1.87% | 0.95% | to | 1.95% | | 2.97% | |
| 2006 | 7 | $14.09 | to | $14.49 | $100 | (f) | 0.95% | to | 2.00% | | (f) | |
| **Equity Income Portfolio** | | | | | | | | | | | | |
| 2010 | 24 | $12.04 | to | $12.78 | $303 | 2.65% | 1.10% | to | 2.00% | 12.42% | to | 13.40% |
| 2009 | 20 | $10.71 | to | $11.27 | $225 | 4.10% | 1.10% | to | 2.00% | 15.20% | to | 15.47% |
| 2008 | 17 | $9.38 | to | $9.76 | $165 | 3.84% | 1.10% | to | 1.95% | -32.23% | to | -31.65% |
| 2007 | 21 | $13.84 | to | $14.28 | $304 | 2.23% | 1.10% | to | 1.95% | | 3.40% | |
| 2006 | 17 | $13.48 | to | $13.81 | $235 | 1.93% | 1.10% | to | 2.00% | | 19.36% | |
| **Small Company Growth Portfolio** | | | | | | | | | | | | |
| 2010 | 8 | $13.32 | to | $14.29 | $110 | - | 0.95% | to | 2.00% | 29.19% | to | 30.62% |
| 2009 | 9 | $10.31 | to | $10.94 | $93 | 1.27% | 0.95% | to | 2.00% | 37.60% | to | 37.96% |
| 2008 | 8 | $7.57 | to | $7.93 | $64 | - | 0.95% | to | 1.95% | -40.63% | to | -40.02% |
| 2007 | 7 | $12.75 | to | $13.22 | $86 | - | 0.95% | to | 1.95% | | 2.80% | |
| 2006 | 1 | $12.51 | to | $12.86 | $18 | (f) | 0.95% | to | 2.00% | | (f) | |
| **Wanger International** | | | | | | | | | | | | |
| 2010 | 2,483 | $9.42 | to | $10.75 | $25,898 | 2.55% | 0.00% | to | 1.55% | 23.00% | to | 25.03% |
| 2009 | 1,714 | $7.59 | to | $8.61 | $14,434 | 3.47% | 0.00% | to | 1.55% | 47.42% | to | 49.80% |
| 2008 | 1,203 | $5.11 | to | $5.75 | $6,819 | 1.00% | 0.00% | to | 1.50% | -46.37% | to | -45.60% |
| 2007 | 916 | $10.46 | to | $10.57 | $9,623 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2006 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Wanger Select | | | | | | | | | | | | |
| 2010 | 6,108 | $9.95 | to | $17.83 | $102,870 | 0.53% | 0.00% | to | 1.75% | 24.65% | to | 26.60% |
| 2009 | 5,121 | $7.92 | to | $14.09 | $68,682 | - | 0.00% | to | 1.50% | 63.80% | to | 66.19% |
| 2008 | 4338 | $4.80 | to | $8.48 | $35,288 | - | 0.00% | to | 1.50% | -49.84% | to | -49.04% |
| 2007 | 4,150 | $15.70 | to | $16.65 | $66,892 | - | 0.00% | to | 1.50% | 7.73% | to | 9.02% |
| 2006 | 1,756 | $14.45 | to | $15.37 | $26,052 | 0.25% | 0.15% | to | 1.50% | 17.90% | to | 19.00% |
| Wanger USA | | | | | | | | | | | | |
| 2010 | 2,442 | $10.06 | to | $16.37 | $35,896 | - | 0.00% | to | 1.50% | 21.50% | to | 23.35% |
| 2009 | 2,016 | $8.22 | to | $13.36 | $24,191 | - | 0.00% | to | 1.50% | 40.12% | to | 42.34% |
| 2008 | 1,727 | $5.83 | to | $8.89 | $14,699 | - | 0.00% | to | 1.50% | -40.59% | to | -37.59% |
| 2007 | 1,512 | $13.11 | to | $14.89 | $21,526 | - | 0.05% | to | 1.50% | -0.63% | to | 4.86% |
| 2006 | 1,254 | $12.52 | to | $14.27 | $17,111 | 0.22% | 0.15% | to | 1.50% | 6.31% | to | 7.30% |
| Washington Mutual Investors Fund[SM], Inc. - Class R-3 | | | | | | | | | | | | |
| 2010 | 389 | $10.89 | to | $12.13 | $4,515 | 1.98% | 0.00% | to | 1.55% | 11.12% | to | 13.05% |
| 2009 | 406 | $9.80 | to | $10.73 | $4,173 | 2.80% | 0.00% | to | 1.55% | 16.81% | to | 18.56% |
| 2008 | 448 | $8.39 | to | $9.05 | $3,911 | 2.30% | 0.00% | to | 1.55% | -34.35% | to | -33.31% |
| 2007 | 395 | $12.78 | to | $13.57 | $5,204 | 1.77% | 0.00% | to | 1.55% | 2.08% | to | 3.38% |
| 2006 | 301 | $12.52 | to | $13.02 | $3,858 | 1.62% | 0.20% | to | 1.55% | 15.82% | to | 17.24% |
| Washington Mutual Investors Fund[SM], Inc. - Class R-4 | | | | | | | | | | | | |
| 2010 | 7,137 | $8.54 | to | $12.26 | $82,473 | 2.28% | 0.00% | to | 1.50% | 11.57% | to | 13.43% |
| 2009 | 7,276 | $7.59 | to | $11.00 | $74,999 | 3.08% | 0.00% | to | 1.50% | 17.25% | to | 18.92% |
| 2008 | 6,960 | $6.43 | to | $9.25 | $60,944 | 2.56% | 0.00% | to | 1.50% | -34.15% | to | -33.33% |
| 2007 | 6,883 | $12.73 | to | $13.71 | $91,248 | 1.97% | 0.25% | to | 1.50% | 2.34% | to | 3.56% |
| 2006 | 6,828 | $12.38 | to | $13.21 | $88,156 | 1.90% | 0.30% | to | 1.50% | 16.17% | to | 17.48% |
| Wells Fargo Advantage Small Cap Value Fund - Class A | | | | | | | | | | | | |
| 2010 | 9 | | $12.65 | | $118 | 0.97% | | 1.00% | | | 18.11% | |
| 2009 | 8 | | $10.71 | | $88 | - | | 1.00% | | | 50.42% | |
| 2008 | 7 | | $7.12 | | $46 | - | | 1.00% | | | -39.04% | |
| 2007 | 4 | | $11.68 | | $47 | - | | 1.00% | | | 9.16% | |
| 2006 | 2 | | $10.70 | | $21 | (a) | | 1.00% | | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Wells Fargo Advantage Special Small Cap Values Fund - Class A | | | | | | | | | | | | |
| 2010 | 4,325 | $10.04 | to | $25.47 | $99,165 | - | 0.00% | to | 1.55% | 20.70% | to | 22.54% |
| 2009 | 4,381 | $8.26 | to | $20.79 | $82,713 | 0.41% | 0.00% | to | 1.55% | 27.90% | to | 29.91% |
| 2008 | 4,235 | $6.42 | to | $16.03 | $62,156 | 1.09% | 0.00% | to | 1.55% | -32.80% | to | -31.95% |
| 2007 | 4,354 | $12.72 | to | $23.16 | $94,562 | 1.21% | 0.30% | to | 1.55% | -9.51% | to | -8.57% |
| 2006 | 4,425 | $15.03 | to | $24.96 | $105,934 | 0.42% | 0.50% | to | 1.55% | 19.54% | to | 20.78% |

(a) As this investment Division had no investments until 2006, this data is not meaningful and therefore is not presented.
(b) As this investment Division had no investments until 2007, this data is not meaningful and therefore is not presented.
(c) As this investment Division had no investments until 2008, this data is not meaningful and therefore is not presented.
(d) As this investment Division had no investments until 2009, this data is not meaningful and therefore is not presented.
(e) As this investment Division had no investments until 2010, this data is not meaningful and therefore is not presented.
(f) As this investment Division is wholly comprised of new contract bands at December 31, 2006, this data is not meaningful and therefore is not presented.
(g) As this investment Division is wholly comprised of new contract bands at December 31, 2007, this data is not meaningful and therefore is not presented.
(h) As this investment Division is wholly comprised of new contract bands at December 31, 2010, this data is not meaningful and therefore is not presented.

**A** The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

**B** The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**C** Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

# ING Life Insurance and Annuity Company and Subsidiaries
### (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Index to Consolidated Financial Statements

# Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 31, 2011

C-2

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Operations
(In millions)

| | Years Ended December 31, | | |
| --- | ---: | ---: | ---: |
| | 2010 | 2009 | 2008 |
| **Revenues:** | | | |
| Net investment income | $ 1,342.3 | $ 1,242.1 | $ 1,071.0 |
| Fee income | 589.7 | 533.8 | 612.9 |
| Premiums | 67.3 | 35.0 | 46.9 |
| Broker-dealer commission revenue | 220.0 | 275.3 | 622.5 |
| Net realized capital gains (losses): | | | |
| Total other-than-temporary impairment losses | (199.2) | (433.5) | (1,052.5) |
| Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss) | 52.1 | 39.0 | - |
| Net other-than-temporary impairments recognized in earnings | (147.1) | (394.5) | (1,052.5) |
| Other net realized capital gains | 119.0 | 149.0 | (215.1) |
| Total net realized capital losses | (28.1) | (245.5) | (1,267.6) |
| Other income | 34.8 | 30.0 | 34.1 |
| Total revenue | 2,226.0 | 1,870.7 | 1,119.8 |
| **Benefits and expenses:** | | | |
| Interest credited and other benefits to contract owners | 768.0 | 511.2 | 818.0 |
| Operating expenses | 710.6 | 597.6 | 687.5 |
| Broker-dealer commission expense | 220.0 | 275.3 | 622.5 |
| Net amortization of deferred policy acquisition costs and value of business acquired | (53.2) | 79.6 | 128.9 |
| Interest expense | 2.9 | 3.5 | 1.4 |
| Total benefits and expenses | 1,648.3 | 1,467.2 | 2,258.3 |
| Income (loss) before income taxes | 577.7 | 403.5 | (1,138.5) |
| Income tax expense (benefit) | 140.8 | 49.6 | (108.3) |
| Net income (loss) | $ 436.9 | $ 353.9 | $ (1,030.2) |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-3

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
| --- | --- | --- |
| | 2010 | 2009 |
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value (amortized cost of $15,097.4 at 2010 and $14,758.4 at 2009) | $ 16,002.2 | $ 14,905.7 |
| Fixed maturities, at fair value using the fair value option | 453.4 | 233.6 |
| Equity securities, available-for-sale, at fair value (cost of $186.7 at 2010 and $175.1 at 2009) | 211.0 | 187.9 |
| Short-term investments | 222.4 | 535.5 |
| Mortgage loans on real estate | 1,842.8 | 1,874.5 |
| Loan - Dutch State obligation | 539.4 | 674.1 |
| Policy loans | 253.0 | 254.7 |
| Limited partnerships/corporations | 463.5 | 426.2 |
| Derivatives | 234.2 | 175.2 |
| Securities pledged (amortized cost of $936.5 at 2010 and $483.7 at 2009) | 962.2 | 469.8 |
| Total investments | 21,184.1 | 19,737.2 |
| Cash and cash equivalents | 231.0 | 243.3 |
| Short-term investments under securities loan agreement, including collateral delivered | 675.4 | 351.0 |
| Accrued investment income | 240.5 | 217.2 |
| Reinsurance recoverable | 2,355.9 | 2,429.9 |
| Deferred policy acquisition costs | 1,023.0 | 901.8 |
| Value of business acquired | 716.4 | 991.5 |
| Notes receivable from affiliate | 175.0 | 175.0 |
| Short-term loan to affiliate | 304.1 | 287.2 |
| Due from affiliates | 48.3 | 49.1 |
| Current income tax recoverable | - | 23.9 |
| Property and equipment | 87.4 | 90.8 |
| Other assets | 133.8 | 103.9 |
| Assets held in separate accounts | 46,489.1 | 41,369.8 |
| Total assets | $ 73,664.0 | $ 66,971.6 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
| --- | --- | --- |
| | 2010 | 2009 |
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and claims reserves | $ 21,491.6 | $ 21,118.6 |
| Payable for securities purchased | 33.3 | 18.4 |
| Payables under securities loan agreement, including collateral held | 680.1 | 351.0 |
| Borrowed money | 214.7 | 0.1 |
| Notes payable | 4.9 | 4.9 |
| Due to affiliates | 121.2 | 159.9 |
| Current income taxes | 49.3 | - |
| Deferred income taxes | 466.9 | 351.2 |
| Other liabilities | 654.6 | 693.6 |
| Liabilities related to separate accounts | 46,489.1 | 41,369.8 |
| Total liabilities | 70,205.7 | 64,067.5 |
| | | |
| Shareholder's equity: | | |
| Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 per share value) | 2.8 | 2.8 |
| Additional paid-in capital | 4,326.0 | 4,528.2 |
| Accumulated other comprehensive income (loss) | 304.5 | (15.0) |
| Retained earnings (deficit) | (1,175.0) | (1,611.9) |
| Total shareholder's equity | 3,458.3 | 2,904.1 |
| Total liabilities and shareholder's equity | $ 73,664.0 | $ 66,971.6 |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-5

# ING Life Insurance and Annuity Company and Subsidiaries
### (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Changes in Shareholder's Equity
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2008 | $ 2.8 | $ 4,159.3 | $ (33.8) | $ (1,087.3) | $ 3,041.0 |
| Comprehensive loss: | | | | | |
| Net loss | - | - | - | (1,030.2) | (1,030.2) |
| Other comprehensive loss, net of tax | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(635.4) pretax) | - | - | (435.3) | - | (435.3) |
| Pension and other post-employment benefits liability ($18.7 pretax) | - | - | (13.0) | - | (13.0) |
| Total comprehensive loss | | | | | (1,478.5) |
| Employee share-based payments | - | 2.0 | - | - | 2.0 |
| Balance at December 31, 2008 | 2.8 | 4,161.3 | (482.1) | (2,117.5) | 1,564.5 |
| Cumulative effect of change in accounting principle, net of deferred policy acquisition costs and tax | - | - | (151.7) | 151.7 | - |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 353.9 | 353.9 |
| Other comprehensive income, net of tax | | | | | |
| Change in net unrealized capital gains (losses) on securities ($832.3 pretax) | - | - | 641.9 | - | 641.9 |
| Change in other-than-temporary impairment losses recognized in other comprehensive income | - | - | (32.4) | - | (32.4) |
| Pension and other post-employment benefits liability ($14.3 pretax) | - | - | 9.3 | - | 9.3 |
| Total comprehensive income | | | | | 972.7 |
| Contribution of capital | - | 365.0 | - | - | 365.0 |
| Employee share-based payments | - | 1.9 | - | - | 1.9 |
| Balance at December 31, 2009 | $ 2.8 | $ 4,528.2 | $ (15.0) | $ (1,611.9) | $ 2,904.1 |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-6

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Changes in Shareholder's Equity
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2010 | $ 2.8 | $ 4,528.2 | $ (15.0) | $ (1,611.9) | $ 2,904.1 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 436.9 | 436.9 |
| Other comprehensive income, net of tax | | | | | |
| Change in net unrealized capital gains (losses) on securities ($387.5 pretax) | - | - | 337.0 | - | 337.0 |
| Change in other-than-temporary impairment losses recognized in other comprehensive income (loss) | - | - | (12.7) | - | (12.7) |
| Pension and other post-employment benefits liability ($(7.4) pretax) | | | (4.8) | | (4.8) |
| Total comprehensive income | | | | | 756.4 |
| Dividends paid | - | (203.0) | - | - | (203.0) |
| Employee share-based payments | - | 0.8 | - | - | 0.8 |
| Balance at December 31, 2010 | $ 2.8 | $ 4,326.0 | $ 304.5 | $ (1,175.0) | $ 3,458.3 |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-7

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

|  | Years Ended December 31, | | |
|  | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 436.9 | $ 353.9 | $ (1,030.2) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value of business acquired, and sales inducements | (167.1) | (152.8) | (205.1) |
| Net amortization of deferred policy acquisition costs, value of business acquired, and sales inducements | (48.9) | 83.3 | 128.3 |
| Net accretion/decretion of discount/premium | 44.3 | 45.4 | 87.1 |
| Future policy benefits, claims reserves, and interest credited | 599.5 | 386.9 | 682.3 |
| Provision for deferred income taxes | 65.3 | 36.7 | 25.3 |
| Net realized capital losses | 28.1 | 245.5 | 1,267.6 |
| Depreciation | 3.4 | 10.4 | 56.7 |
| Change in: | | | |
| Accrued investment income | (23.3) | (11.4) | (37.5) |
| Reinsurance recoverable | 74.0 | 79.3 | 88.8 |
| Other receivable and assets accruals | (30.9) | 130.9 | (115.3) |
| Due to/from affiliates | (37.9) | 7.9 | (17.2) |
| Other payables and accruals | 85.5 | 46.0 | (120.3) |
| Other, net | (42.0) | (112.7) | (44.0) |
| Net cash provided by operating activities | 986.9 | 1,149.3 | 766.5 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, disposal or redemption of: | | | |
| Fixed maturities | 6,340.3 | 5,864.2 | 9,039.7 |
| Equity securities, available-for-sale | 12.9 | 99.4 | 135.0 |
| Mortgage loans on real estate | 179.2 | 308.7 | 146.5 |
| Limited partnerships/corporations | 87.2 | 116.2 | 510.1 |
| Acquisition of: | | | |
| Fixed maturities | (7,383.5) | (6,215.4) | (11,593.4) |
| Equity securities, available-for-sale | (16.7) | (25.2) | (54.8) |
| Mortgage loans on real estate | (147.2) | (87.2) | (168.0) |
| Limited partnerships/corporations | (85.5) | (49.3) | (428.6) |
| Derivatives, net | (147.3) | (170.8) | 52.6 |
| Policy loans, net | 1.7 | 13.1 | 5.6 |
| Short-term investments, net | 313.1 | (492.7) | 126.7 |
| Loan-Dutch State obligation | 134.7 | 124.8 | - |
| Collateral received (delivered) | 4.7 | (4.4) | 23.2 |
| Sales (purchases) of fixed assets, net | - | 13.5 | (24.0) |
| Net cash used in investing activities | (706.4) | (505.1) | (2,229.4) |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-8

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2010 | 2009 | 2008 |
| **Cash Flows from Financing Activities:** | | | |
| Deposits received for investment contracts | $ 2,022.2 | $ 2,069.6 | $ 3,836.4 |
| Maturities and withdrawals from investment contracts | (2,309.7) | (2,123.6) | (2,312.2) |
| Short-term (repayment) loans to (from) affiliates | (16.9) | (300.2) | 13.0 |
| Short-term repayments of repurchase agreements, net | 214.6 | (615.2) | (123.1) |
| Dividends to parent | (203.0) | - | - |
| Contribution of capital | - | 365.0 | - |
| Net cash provided by (used in) financing activities | (292.8) | (604.4) | 1,414.1 |
| Net increase (decrease) in cash and cash equivalents | (12.3) | 39.8 | (48.8) |
| Cash and cash equivalents, beginning of period | 243.3 | 203.5 | 252.3 |
| Cash and cash equivalents, end of period | $ 231.0 | $ 243.3 | $ 203.5 |
| Supplemental cash flow information: | | | |
| Income taxes paid (received), net | $ 0.6 | $ 13.7 | $ (44.1) |
| Interest paid | $ - | $ 4.8 | $ 23.6 |
| Non-cash transfer Loan-Dutch State obligation | $ - | $ 798.9 | $ - |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-9

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

1. **Organization and Significant Accounting Policies**

   *Basis of Presentation*

   ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and the District of Columbia.

   The consolidated financial statements for the year ended December 31, 2010, include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

   As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that while the option of one global initial public offering ("IPO") remains open, ING and its U.S. insurance affiliates, including the Company, are going to prepare for a base case of two IPOs: one Europe-led IPO and one separate U.S.-focused IPO.

   *Description of Business*

   The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

   Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

### Recently Adopted Accounting Standards

*Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*

In July 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-20, "Receivables (Accounting Standards Codification™ ("ASC") Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity is required to also disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Financial Instruments footnote to the consolidated financial statements, as well as the Reinsurance section below, except for the disclosures that include information for activity that occurs during a reporting period, which are effective for periods beginning after December 15, 2010, and the disclosures about troubled debt restructurings. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

*Scope Exception Related to Embedded Credit Derivatives*

In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under ASC Topic 815.

*Improving Disclosures about Fair Value Measurements*

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, and are included in the Financial Instruments footnote to the consolidated financial statements, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

*Accounting and Reporting for Decreases in Ownership of a Subsidiary*

In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 were adopted, retrospectively, by the Company on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the years ended December 31, 2010, 2009, or 2008, as there were no decreases in ownership of a subsidiary during those periods.

*Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities*

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to reserve benefits that could be significant to the VIE; and
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which primarily defers to ASU 2009-17 for an investment in an entity that is accounted for as an investment company.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous accounting principles generally accepted in the United States ("US GAAP"). The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments footnote to these consolidated financial statements.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Accounting for Transfers of Financial Assets*

In December 2009, the FASB issued ASU 2009-16 "Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders control, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the Company did not have any QSPEs under previous US GAAP, and the requirements for sale accounting treatment are consistent with those previously applied by the Company under US GAAP.

*Measuring the Fair Value of Certain Alternative Investments*

In September 2009, the FASB issued ASU 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP. The disclosure provisions required by ASU 2009-12 are presented in the Investments footnote to these consolidated financial statements.

*Subsequent Events*

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that a Securities and Exchange Commission ("SEC") filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under U.S. auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Organization and Significant Accounting Policies footnote to these consolidated financial statements.

*Recognition and Presentation of Other-Than-Temporary Impairments*

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC Topic 320, "Investments-Debt and Equity Securities," which requires:

- Noncredit related impairments to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total other-than-temporary impairments ("OTTI") to be presented in the Statement of Operations with an offset recognized in Accumulated other comprehensive income (loss) for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from Retained earnings (deficit) to Accumulated other comprehensive income (loss); and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

deferred policy acquisition costs ("DAC") and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

|  | Change in Amortized Cost |
|---|---|
| Fixed maturities: | |
| U.S. corporate, state and municipalities | $ 47.0 |
| Foreign | 45.0 |
| Residential mortgage-backed | 14.3 |
| Commercial mortgage-backed | 88.5 |
| Other asset-backed | 44.0 |
| Total investments, available-for-sale | $ 238.8 |

The disclosure provisions, as included in ASC Topic 320, are presented in the Investments footnote to these consolidated financial statements.

*Disclosures about Derivative Instruments and Hedging Activities*

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging," which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of, and gains and losses on, derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under US GAAP for derivative and hedging activities; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009 and are included in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

### New Accounting Pronouncements

*Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts*

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral.  Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the US GAAP direct-response advertising guidance are met.  All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, and should be applied prospectively. Retrospective application is permitted, and early adoption is permitted at the beginning of an entity's annual reporting period.  The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-26.

*Consolidation Analysis of Investments Held through Separate Accounts*

In April 2010, the FASB issued ASU 2010-15, "Financial Services - Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer's interests, and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 are effective for fiscal years and interim periods beginning after December 15, 2010. The amendments are to be applied retrospectively to all prior periods as of the date of adoption.  The Company does not expect any effect on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under ASC Topic 944.

### *Accounting Policy Change*

During the fourth quarter of 2010, the Company concluded that it should change its accounting for realized capital gains (losses) and unrealized capital gains (losses) on investments supporting experience-rated products.  The impact of this change in accounting policy on the Company's financial statements is immaterial to all periods presented.  Therefore, this correction is reflected in the fourth quarter of 2010 (the period

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

in which the change was made). Certain reclassifications, which increased (decreased) Realized gains (losses) and Interest credited and other benefits by $11.3 and $614.4 for the years ended December 31, 2009 and 2008, respectively, were made in connection with this change, and had no impact on net income. This change in accounting policy has no impact on individual customer account values and no impact on credited rates for experience-rated products.

### *Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

### *Reclassifications*

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

### *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, certain money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

### *Investments*

All of the Company's fixed maturities, except those accounted for using the fair value option, and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in DAC, value of business acquired ("VOBA"), and deferred income taxes. Fixed maturities accounted for using the fair value option are reported at fair value with changes in fair value recognized in the Statement of Operations.

### *Other-Than-Temporary Impairments*

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an OTTI. If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company utilizes the following methodology and significant inputs:

- Recovery value is estimated by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the current yield prior to impairment for a fixed rate security or current coupon yield for a floating rate security.
- Collectability and recoverability are estimated using the same considerations as the Company uses in its overall impairment analysis which includes, but is not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.
- Additional factors considered for structured securities such as RMBS, CMBS and other ABS include, but are not limited to, quality of underlying collateral, anticipated loss severities, collateral default rates, and other collateral characteristics such as vintage, repayment terms, and the geographical makeup of the collateral.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Purchases and Sales*

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

*Valuation of Investments and Derivatives*

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2010, except for the Company's use of commercial pricing services to value certain collateralized mortgage obligations ("CMO-Bs") which commenced in the first quarter of 2010. CMO-Bs were previously valued using an average of broker quotes when more than one broker quote is provided.

*Fair Value Measurements*

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

*Fair Value Hierarchy*

The Company has categorized its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

*Fixed maturities*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain US Treasury securities. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes US and foreign corporate bonds, Asset-backed Securities ("ABS"), US agency and government guaranteed securities, Commercial Mortgage-backed Securities ("CMBS"), and Residential Mortgage-backed Securities ("RMBS"), including CMO-Bs.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2010, $73.3 and $13.2 billion of a total of $17.4 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Trading activity for the Company's RMBS, particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. The Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. Due to increased trade activity of Alt-A RMBS during the second half of 2009, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market was that it was active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Equity securities, available-for-sale*: Fair values of publicly traded equit  y securities are based up  on quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an ex change, are valued by sources such as analytics  or brokers and are classified as Level 3 assets.

*Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement*: The carrying  amounts for cash reflect the asse     ts' fair values.  The fair values for cash equivalents and short-term inves tments are determined based on quoted market prices. These assets are classified as Level 1. Oth er short-term investments ar e valued and c lassified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

*Derivatives*: The carryin g amounts for these financial instruments, which can be assets or li      abilities, reflect the fair value of the assets and liabilities.  Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Co mpany's derivative accounting system in conju nction with observable k ey financial data from third party sources, such      as y ield curves, exchange rates, Standard & Poor's ("S&P")  500 Index prices, a nd London Inter Bank Offere d Rates ("LIBOR"), o r through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process   through counterparty credit  rating requirements and monito ring of overall exposure.  It is the Company's policy to transact only with investment grade counterparties with a credit rating of A - or better. The Company 's own credit  risk is also c onsidered and inc orporated in the Company's valuation process. Valuations for the Company's fu  tures contracts are based on unadjuste d quoted prices from an active exchange and  , therefo re, are classified as Level 1. The Company also has certain credit default swaps that are priced usin g models that primarily use market observable inputs, but contain  inputs that are not  observable to market participants, which have    been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classifie d as Level 2.

*Product guarantees*: The Company records product guarantees, which  can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815.  The guarantee is treated as an embedded de rivative or a stand-alon e derivative (depending on the underlying product) an d is required to be reported at fair value.  The fair value of the obligation is calculated based on the income approach as described in ASC 820.  The income associ ated with the con tracts is projected using actuarial and capital market assumptions, including benefits and related co ntract charges, over th e anticipated life of the related contracts.  The cash flow estimates are produced by u  sing stochastic techniques under a variety of risk neutral scenarios and other best estima te assumptions.  These derivatives are classified as Level 3 liabilities or assets. Explicit risk marg ins in the actuarial assumptions underlying valuations are included, as well as an exp    licit recognition of all nonperforman  ce risks as required by US GAAP. Nonperformance risk for produ ct guarantees contains  adjustments to the fair values of t   hese contrac t liabilities related to the current credit standing of ING and the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Company based on credit default swaps with similar t erm to maturity an d priority of payment. The ING credit default spread is applied to the di scount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As o f December 31, 2010, the overall value of the derivative lia bility decreased. This decrease was mainly due to an increase in interest rate levels, and also benefited from the change in credit spread of ING in relation to prior periods which decreased the derivative liability.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts.

The following investments are reported at values ot her than fair value on the Co nsolidated Balance Sheets, and therefore are not categorized in the fair value hierarchy:

*Mortgage loans on real estate*: Mortgage loans on real estate ar e reported at amortize d cost, less impairment write-downs and allowance for losses. If the v alue of any mo rtgage loan i s determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either th e lower of the presen t va lue of expected cash flows from the loan, discounted at the loan's effective interest rate, o r fair value of the collateral. For those mortgages th at are determined to require foreclosure, the carry ing value is reduced to the fair value of the underlying collateral, net of estimate d costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is redu ced by establishing a permanent write-down recorded in Net realized capital gains (losses).

*Policy loans*: The reported value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

*Loan - Dutch State obligation*: The reported value of the State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

*Limited partnerships/corporations*: The carrying value for these investments, primarily private equities and hedge funds, is determined based on the Company's degree of influence over the investee's operating and financial policies along with the percent of the investee that the Company owns. Those investments where the Company has determined it has significant influence are accounted for under the equity method, with the remainder accounted for under the cost method.

Fair value est imates are made at a sp ecific point in time, based on available market in formation an d judgments about various financial instruments, such as estimates of

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**(Dollar amounts in millions, unless otherwise stated)

timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash collateral received is invested in short-term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. At December 31, 2010, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $ 216.7. At December 31, 2009, there were no securities pledged in dollar rolls and repurchase agreement transactions. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $214.7 and $0.1, respectively at December 31, 2010 and 2009, and is included in Borrowed money on the Consolidated Balance Sheets. In addition to the purchase obligation at December 31, 2010, the Company did not have any collateral posted by the counterparty in connection with the increase in the value of pledged securities that will be released upon settlement.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2010 and 2009, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2010. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2010 and 2009, the fair value of loaned securities was $651.7 and $339.5, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

*Derivatives*

The Company's use of derivatives is limited mainly to economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

and/or foreign interest rates (short-term or long -term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within retail ann uity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contract owners in the Consolidated Statements of Operations.

### *DAC and VOBA*

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purch ase accounting when the Company was acquired and is subject to amortization. The value is based on the present value o f estimated profits embedded in the Company's contracts.

US GAAP guidance for universal life and investment-type products, such as fixed an d variable deferre d annuities, indicates DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these tr ansactions are identified as internal replacements and are accounted for in accordance with US GAAP guidance for DAC related to modification o r exchange of insurance contracts.

Internal replacements that are determined to result in substantially unchanged contracts are accounted fo r as continuations of the rep laced contracts. Any co sts associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contr acts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replace d contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

***Property and Equipment***

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

At December 31, 2010 and 2009, total accumulated depreciation and amortization was $102.6 and $99.5, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| Buildings | 40 years |
|---|---|
| Furniture and fixtures | 5 years |
| Leasehold improvements | 10 years, or the life of the lease, whichever is shorter |
| Equipment | 3 years |
| Software | 3 years |

*Reserves*

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and range from 0% to 7.8% for the years 2010, 2009, and 2008. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2010, 2009, and 2008, reserve interest rates ranged from 4.5% to 6.0%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value in accordance with the requirements of US GAAP guidance for insurance companies, derivatives, and fair value measurements. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of new US GAAP guidance on fair value measurements. Nonperformance risk for product guarantees contain adjustment to the fair value of these contract liabilities related to the current credit standing of ING and the Company based

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair value of these product guarantees.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contract owner account value at death is below the guaranteed value and is included in reserves.

The Company's domestic individual life insurance business was disposed of on October 1, 1998 pursuant to an indemnity reinsurance agreement. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

***Revenue Recognition***

For most annuity contracts, charges assessed against contract owner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

***Separate Accounts***

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

mutual funds that are managed by the Company or it s affiliates, or in o ther selected mutual funds no t managed by the Company or its affiliates.

The Company reports separately, as assets and liab ilities, investments held in the separate accounts an d liabilities of separate accounts if:

- such separate accounts are legally recognized;
- assets supporting the contract lia bilities are leg ally insulated fro m the Company's general account liabilities;
- investments are directed by the contractholder; and
- all investment performance, net o f contract fees and assessments, is passed through to the contractholder.

The Company reports separate account assets and li abilities that meet the above criteria at fair value based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) o f the separate accounts, however, are not reflected in the Consolidated Statements of Op erations. Th e Consolidated Statements of Cash Flows do no t reflect investment activity of the separate accounts.

*Reinsurance*

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance busi ness. Reinsurance permits recovery o f a portion of losses from reinsurers, although it does not discharge the Company 's primary liability as the direct insurer of the risks. The Company evaluates the financial strength o f potential reinsurers and continually monito rs the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insu rance business. In 1998, the Company entered into an indemnity reinsurance ag reement with a subsidiary of Lincoln National Corporation ( "Lincoln"). The Lincoln subsid iary established a trust to secure it obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.3 billion and $2.4 billion at December 31, 2010 and 2009, respectively, is related to the reinsurance recoverable from the su bsidiary of Lincoln under this reinsurance agreement.

*Income Taxes*

ILIAC files a consolidated federal income tax return with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, and certain other subsidiaries of ING AIH. ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each

C-31

## ING Life Insurance and Annuity Company and Subsidiaries
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

subsidiary would have incurred were it not a me       mber of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

## 2.    Investments

### Fixed Maturities and Equity Securities

Fixed maturities and equity securities were as follows as of December 31, 2010.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | OTTI[2] | Fair Value |
|---|---|---|---|---|---|
| Fixed maturities: | | | | | |
| U.S. Treasuries | $ 717.0 | $ 4.7 | $ 7.3 | $ - | $ 714.4 |
| U.S. government agencies and authorities | 536.7 | 45.9 | - | - | 582.6 |
| State, municipalities, and political subdivisions | 145.9 | 5.0 | 10.2 | - | 140.7 |
| | | | | | |
| U.S. corporate securities: | | | | | |
| Public utilities | 1,292.3 | 72.7 | 10.3 | - | 1,354.7 |
| Other corporate securities | 5,522.7 | 389.5 | 33.8 | 0.3 | 5,878.1 |
| Total U.S. corporate securities | 6,815.0 | 462.2 | 44.1 | 0.3 | 7,232.8 |
| | | | | | |
| Foreign securities[1]: | | | | | |
| Government | 446.3 | 39.6 | 5.0 | - | 480.9 |
| Other | 4,089.5 | 240.5 | 37.3 | 0.1 | 4,292.6 |
| Total foreign securities | 4,535.8 | 280.1 | 42.3 | 0.1 | 4,773.5 |
| | | | | | |
| Residential mortgage-backed securities | 2,116.0 | 296.9 | 28.7 | 28.8 | 2,355.4 |
| Commercial mortgage-backed securities | 1,005.6 | 54.2 | 15.7 | 14.5 | 1,029.6 |
| Other asset-backed securities | 615.3 | 16.2 | 27.0 | 15.7 | 588.8 |
| | | | | | |
| Total fixed maturities, including securities pledged | 16,487.3 | 1,165.2 | 175.3 | 59.4 | 17,417.8 |
| Less: securities pledged | 936.5 | 35.0 | 9.3 | - | 962.2 |
| Total fixed maturities | 15,550.8 | 1,130.2 | 166.0 | 59.4 | 16,455.6 |
| Equity securities | 186.7 | 24.3 | - | - | 211.0 |
| Total investments | $ 15,737.5 | $ 1,154.5 | $ 166.0 | $ 59.4 | $ 16,666.6 |

[1]   Primarily U.S. dollar denominated.
[2]   Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities and equity securities were as follows as of December 31, 2009.

| | Amortized Cost | | Gross Unrealized Capital Gains | | Gross Unrealized Capital Losses | | OTTI[2] | | Fair Value |
|---|---|---|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | | | | |
| U.S. Treasuries | $ | 1,897.2 | $ | 3.0 | $ | 38.3 | $ | - | $ 1,861.9 |
| U.S. government agencies and authorities | | 632.5 | | 41.1 | | - | | - | 673.6 |
| State, municipalities, and political subdivisions | | 112.5 | | 2.5 | | 7.8 | | - | 107.2 |
| U.S. corporate securities: | | | | | | | | | |
| Public utilities | | 1,138.7 | | 40.8 | | 14.3 | | - | 1,165.2 |
| Other corporate securities | | 4,366.5 | | 267.4 | | 63.2 | | 0.6 | 4,570.1 |
| Total U.S. corporate securities | | 5,505.2 | | 308.2 | | 77.5 | | 0.6 | 5,735.3 |
| Foreign securities[1]: | | | | | | | | | |
| Government | | 343.0 | | 29.2 | | 8.7 | | - | 363.5 |
| Other | | 2,922.5 | | 129.0 | | 56.6 | | 0.1 | 2,994.8 |
| Total foreign securities | | 3,265.5 | | 158.2 | | 65.3 | | 0.1 | 3,358.3 |
| Residential mortgage-backed securities | | 1,870.4 | | 268.3 | | 111.9 | | 16.8 | 2,010.0 |
| Commercial mortgage-backed securities | | 1,535.0 | | 10.4 | | 214.3 | | - | 1,331.1 |
| Other asset-backed securities | | 657.4 | | 9.8 | | 106.3 | | 29.2 | 531.7 |
| Total fixed maturities, including securities pledged | | 15,475.7 | | 801.5 | | 621.4 | | 46.7 | 15,609.1 |
| Less: securities pledged | | 483.7 | | 4.3 | | 18.2 | | - | 469.8 |
| Total fixed maturities | | 14,992.0 | | 797.2 | | 603.2 | | 46.7 | 15,139.3 |
| Equity securities | | 175.1 | | 13.4 | | 0.6 | | - | 187.9 |
| Total investments | $ | 15,167.1 | $ | 810.6 | $ | 603.8 | $ | 46.7 | $ 15,327.2 |

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

At December 31, 2010 and 2009, net unrealized gains were $954.8 a nd $146.2, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities, including securities pledged, as of December 31, 2010, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

|  | Amortized Cost | | Fair Value |
|---|---|---|---|
| Due to mature: | | | |
| One year or less | $ | 269.4 | $ | 285.7 |
| After one year through five years | | 4,316.0 | | 4,606.4 |
| After five years through ten years | | 4,376.8 | | 4,635.0 |
| After ten years | | 3,788.2 | | 3,916.9 |
| Mortgage-backed securities | | 3,121.6 | | 3,385.0 |
| Other asset-backed securities | | 615.3 | | 588.8 |
| Fixed maturities, including securities pledged | $ | 16,487.3 | $ | 17,417.8 |

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2010 and 2009.

At December 31, 2010 and 2009, fixed maturities with fair values of $13.4 and $12.9, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2010 and 2009, approximately 36.5% and 29.4%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

*Transfer of Alt-A RMBS Participation Interest*

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance US with a book value of $36.0 billion, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Consolidated Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

As part of the final restructuring plan submitted to the European Commission ("EC") in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**(Dollar amounts in millions, unless otherwise stated)

has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by the Company or any other ING U.S. subsidiaries.

***Variable Interest Entities***

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of collateralized loan obligations ("CLOs") of $0.6 and $0.1 at December 31, 2010 and 2009, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

***Unrealized Capital Losses***

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade ("IG") and Below Investment Grade ("BIG") securities by duration were as follows as of December 31, 2010 and 2009.

| | 2010 | | | | 2009 | | | |
|---|---|---|---|---|---|---|---|---|
| | IG | % of IG and BIG | BIG | % of IG and BIG | IG | % of IG and BIG | BIG | % of IG and BIG |
| Six months or less below amortized cost | $ 72.4 | 30.8% | $ 12.2 | 5.2% | $ 105.5 | 15.7% | $ 18.5 | 2.8% |
| More than six months and twelve months or less below amortized cost | 1.8 | 0.8% | 0.2 | 0.1% | 44.0 | 6.6% | 37.9 | 5.7% |
| More than twelve months below amortized cost | 79.8 | 34.0% | 68.3 | 29.1% | 300.8 | 45.0% | 161.4 | 24.2% |
| Total unrealized capital loss | $ 154.0 | 65.6% | $ 80.7 | 34.4% | $ 450.3 | 67.3% | $ 217.8 | 32.7% |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes th e unrealized capital los ses (inc luding non-credit impairments) by duration and reason, along with the fair value of fixed maturities , including securities pledged to creditors, in unrealized capital loss positions as of December 31, 2010 and 2009.

| | Six Months or Less Below Amortized Cost | | More than Six Months and Twelve Months or Less Below Amortized Cost | | More than Twelve Months Below Cost | | Total Unrealized Capital Losses | |
|---|---|---|---|---|---|---|---|---|
| **2010** | | | | | | | | |
| Interest rate or spread widening | $ | 76.0 | $ | 2.0 | $ | 26.3 | $ | 104.3 |
| Mortgage and other asset-backed securities | | 8.6 | | - | | 121.8 | | 130.4 |
| Total unrealized capital losses | $ | 84.6 | $ | 2.0 | $ | 148.1 | $ | 234.7 |
| Fair value | $ | 2,912.0 | $ | 37.0 | | 801.4 | $ | 3,750.4 |
| | | | | | | | | |
| **2009** | | | | | | | | |
| Interest rate or spread widening | $ | 75.8 | $ | 35.3 | $ | 78.5 | $ | 189.6 |
| Mortgage and other asset-backed securities | | 48.2 | | 46.6 | | 383.7 | | 478.5 |
| Total unrealized capital losses | $ | 124.0 | $ | 81.9 | $ | 462.2 | $ | 668.1 |
| Fair value | $ | 2,896.6 | $ | 212.6 | $ | 2,122.0 | $ | 5,231.2 |

C-37

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (incl uding non-credit impairme nts), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as o f December 31, 2010 and 2009.

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss | Fair Value | Unrealized Capital Loss |
| **2010** | | | | | | | | |
| U.S. Treasuries | $ 475.6 | $ 7.3 | $ - | $ - | $ - | $ - | $ 475.6 | $ 7.3 |
| U.S. corporate, state, and municipalities | 1,043.1 | 38.6 | 21.8 | 1.1 | 142.9 | 14.9 | 1,207.8 | 54.6 |
| Foreign | 866.3 | 30.1 | 14.9 | 0.9 | 101.7 | 11.4 | 982.9 | 42.4 |
| Residential mortgage-backed | 400.5 | 6.8 | 0.2 | - | 240.7 | 50.7 | 641.4 | 57.5 |
| Commercial mortgage-backed | 5.1 | - | - | - | 184.0 | 30.2 | 189.1 | 30.2 |
| Other asset-backed | 121.4 | 1.8 | 0.1 | - | 132.1 | 40.9 | 253.6 | 42.7 |
| Total | $ 2,912.0 | $ 84.6 | $ 37.0 | $ 2.0 | $ 801.4 | $ 148.1 | $ 3,750.4 | $ 234.7 |
| | | | | | | | | |
| **2009** | | | | | | | | |
| U.S. Treasuries | $ 1,002.2 | $ 38.3 | $ - | $ - | $ - | $ - | $ 1,002.2 | $ 38.3 |
| U.S. corporate, state, and municipalities | 1,097.0 | 22.7 | 86.1 | 14.9 | 381.2 | 48.3 | 1,564.3 | 85.9 |
| Foreign | 528.6 | 14.8 | 40.0 | 20.4 | 301.8 | 30.2 | 870.4 | 65.4 |
| Residential mortgage-backed | 135.9 | 45.4 | 47.7 | 4.2 | 420.1 | 79.1 | 603.7 | 128.7 |
| Commercial mortgage-backed | 105.8 | 1.2 | 27.2 | 35.7 | 757.1 | 177.4 | 890.1 | 214.3 |
| Other asset-backed | 27.1 | 1.6 | 11.6 | 6.7 | 261.8 | 127.2 | 300.5 | 135.5 |
| Total | $ 2,896.6 | $ 124.0 | $ 212.6 | $ 81.9 | $ 2,122.0 | $ 462.2 | $ 5,231.2 | $ 668.1 |

Of the unrealized capital losses aged more than twelve months, the av erage market value of the related fixed maturities was 84.4% of the average book value as of December 31, 2010.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (includi ng non-credit impairments) in fixe d maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than o r less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2010 and 2009.

| | Amortized Cost | | Unrealized Capital Loss | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **2010** | | | | | | |
| Six months or less below amortized cost | $ 3,190.2 | $ 68.6 | $ 98.5 | $ 22.3 | 491 | 19 |
| More than six months and twelve months or less below amortized cost | 129.3 | 19.6 | 8.2 | 4.6 | 52 | 3 |
| More than twelve months below amortized cost | 353.5 | 223.9 | 23.2 | 77.9 | 87 | 69 |
| Total | $ 3,673.0 | $ 312.1 | $ 129.9 | $ 104.8 | 630 | 91 |
| | | | | | | |
| **2009** | | | | | | |
| Six months or less below amortized cost | $ 3,646.9 | $ 184.9 | $ 168.0 | $ 60.7 | 377 | 98 |
| More than six months and twelve months or less below amortized cost | 734.5 | 247.0 | 40.2 | 124.3 | 120 | 48 |
| More than twelve months below amortized cost | 425.9 | 660.1 | 28.2 | 246.7 | 90 | 129 |
| Total | $ 4,807.3 | $ 1,092.0 | $ 236.4 | $ 431.7 | 587 | 275 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (includi ng non-credit impairments) in fixe d maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for c onsecutive periods as indicated in th e tables below, were as follows for December 31, 2010 and 2009.

| | Amortized Cost | | Unrealized Capital Loss | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **2010** | | | | | | |
| U.S. Treasuries | $ 482.9 | $ - | $ 7.3 | $ - | 3 | - |
| U.S. corporate, state and municipalities | 1,218.7 | 43.7 | 40.2 | 14.4 | 188 | 5 |
| Foreign | 1,013.7 | 11.6 | 39.6 | 2.8 | 137 | 4 |
| Residential mortgage-backed | 599.6 | 99.3 | 25.7 | 31.8 | 160 | 47 |
| Commercial mortgage-backed | 155.1 | 64.2 | 9.5 | 20.7 | 19 | 5 |
| Other asset-backed | 203.0 | 93.3 | 7.6 | 35.1 | 123 | 30 |
| Total | $ 3,673.0 | $ 312.1 | $ 129.9 | $ 104.8 | 630 | 91 |
| | | | | | | |
| **2009** | | | | | | |
| U.S. Treasuries | $ 1,040.5 | $ - | $ 38.3 | $ - | 9 | - |
| U.S. corporate, state and municipalities | 1,532.2 | 118.0 | 53.5 | 32.4 | 256 | 23 |
| Foreign | 830.0 | 105.8 | 31.7 | 33.7 | 111 | 22 |
| Residential mortgage-backed | 511.7 | 220.7 | 55.1 | 73.6 | 115 | 109 |
| Commercial mortgage-backed | 732.4 | 372.0 | 49.3 | 165.0 | 59 | 39 |
| Other asset-backed | 160.5 | 275.5 | 8.5 | 127.0 | 37 | 82 |
| Total | $ 4,807.3 | $ 1,092.0 | $ 236.4 | $ 431.7 | 587 | 275 |

During the year ended December 31, 2010, unrealized capital losses on fixed maturities decreased by $433.4. Lower unrealized losses are due to declining yields and the overall tightening of credit spreads since the end of 2009, leading to the increased value of fixed maturities.

At December 31, 2010, the Company held 1 fixed maturi ty with an unrealized capital loss in excess o f $10.0. The unrealized capital loss on this fixed maturity equaled $10.0, or 4.3% of the total unrealized capital losses, as of December 31, 2010. At December 31, 2009, the Co mpany held 8 fi xed maturities with unrealized capital losses in excess of $10.0. The unrealized capital losses on these fixed maturities equaled $118.2, or 17.7% of the total unrealized capital losses, as of December 31, 2009.

All investments with fair values les s than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in "Other -Than-Temporary Impairments," which follows this section. After detailed impairment analysis was completed, management determined that the re maining investments in an unreali zed loss position were not other-than-temporarily impaired, and therefore no further other-than-temporary impairment was necessary.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### *Other-Than-Temporary Impairments*

The following tables identify the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding noncredit impairments included in Accumulated other comprehensive income (loss), by type for the years ended December 31, 2010, 2009, and 2008.

| | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ 1.7 | 1 | $ 156.0 | 15 | $ - | - |
| Public utilities | 1.3 | 5 | - | - | - | - |
| Other U.S. corporate | 5.3 | 19 | 47.8 | 57 | 283.2 | 233 |
| Foreign[1] | 42.4 | 20 | 50.6 | 42 | 108.9 | 94 |
| Residential mortgage-backed | 14.8 | 53 | 31.6 | 69 | 349.3 | 194 |
| Commercial mortgage-backed | 20.5 | 8 | 17.7 | 11 | 220.8 | 29 |
| Other asset-backed | 58.5 | 42 | 43.4 | 32 | 24.8 | 35 |
| Limited partnerships | 1.6 | 4 | 17.6 | 17 | 6.6 | 6 |
| Equity securities | - | 1 | 19.5 | 9 | 55.1 | 17 |
| Mortgage loans on real estate | 1.0 | 1 | 10.3 | 4 | 3.8 | 1 |
| Total | $ 147.1 | 154 | $ 394.5 | 256 | $ 1,052.5 | 609 |

[1] Primarily U.S. dollar denominated.

The above tables include $48.4, $112.2, and $235.8 for the years ended December 31, 2010, 2009, and 2008, respectively, in other-than-temporary write-downs related to credit impairments, which are recognized in earnings. The remaining $98.7, $282.3, and $816.7, in write-downs for the years ended December 31, 2010, 2009, and 2008, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2010, 2009, and 2008.

| | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ 1.7 | 1 | $ 156.0 | 15 | $ - | - |
| Public utilities | 1.4 | 5 | - | - | - | - |
| Other U.S. corporate | 5.3 | 19 | 35.9 | 42 | 204.5 | 180 |
| Foreign[1] | 28.5 | 15 | 48.7 | 41 | 81.3 | 78 |
| Residential mortgage-backed | 8.6 | 18 | 2.4 | 1 | 291.8 | 128 |
| Commercial mortgage-backed | 16.2 | 6 | 17.7 | 11 | 220.8 | 29 |
| Other asset-backed | 37.0 | 26 | 21.6 | 10 | 18.3 | 14 |
| Total | $ 98.7 | 90 | $ 282.3 | 120 | $ 816.7 | 429 |

[1] Primarily U.S. dollar denominated.

C-41

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The following tables identify the noncredit impairments recognized in Accumulated other comprehensive income (loss) by type for the years ended December 31, 2010 and 2009.

| | 2010 | | 2009 | |
|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities |
| Commercial mortgage-backed | $ 14.9 | 2 | $ - | - |
| Residential mortgage-backed | 18.2 | 24 | 10.9 | 18 |
| Other asset-backed | 19.0 | 15 | 28.1 | 13 |
| Total | $ 52.1 | 41 | $ 39.0 | 31 |

[1] Primarily U.S. dollar denominated.

The fair value of fixed maturities with other-than-temporary impairments as of December 31, 2010, 2009, and 2008 was $2.0 billion, $3.0 billion, and $2.1 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for the years ended December 31, 2010 and 2009, for which a portion of the OTTI was recognized in Accumulated other comprehensive income (loss), and the corresponding changes in such amounts.

| | 2010 | 2009 |
|---|---|---|
| Balance at January 1 | $ 46.0 | $ - |
| Implementation of OTTI guidance included in ASC Topic 320[1] | - | 25.1 |
| Additional credit impairments: | | |
| On securities not previously impaired | 12.0 | 13.6 |
| On securities previously impaired | 8.7 | 8.8 |
| Reductions: | | |
| Securities sold, matured, prepaid or paid down | (7.5) | (1.5) |
| Balance at December 31 | $ 59.2 | $ 46.0 |

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2010, 2009, and 2008.

|  | 2010 | 2009 | 2008 |
|---|---|---|---|
| Fixed maturities | $ 1,182.4 | $ 1,125.7 | $ 1,019.3 |
| Equity securities, available-for-sale | 15.3 | 15.4 | (13.2) |
| Mortgage loans on real estate | 104.0 | 113.4 | 116.1 |
| Real estate | - | 6.6 | 9.0 |
| Policy loans | 13.3 | 13.7 | 14.2 |
| Short-term investments and cash equivalents | 0.8 | 2.4 | 5.8 |
| Other | 68.0 | 4.7 | (0.1) |
| Gross investment income | 1,383.8 | 1,281.9 | 1,151.1 |
| Less: investment expenses | 41.5 | 39.8 | 80.1 |
| Net investment income | $ 1,342.3 | $ 1,242.1 | $ 1,071.0 |

### Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of fixed maturities accounted for using the fair value option and derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2010, 2009, and 2008.

|  | 2010 | 2009 | 2008 |
|---|---|---|---|
| Fixed maturities, available-for-sale, including net OTTI of $(144.5), $(347.1), and $(987.0) in 2010, 2009, and 2008, respectively | $ 38.7 | $ (15.1) | $ (1,068.9) |
| Fixed maturities, at fair value using the fair value option | (39.2) | 57.0 | 6.0 |
| Equity securities, available-for-sale, including net OTTI of $0.0, $(19.5), and $(55.1) in 2010, 2009, and 2008, respectively | 4.1 | (2.9) | (81.0) |
| Derivatives | (36.6) | (267.6) | (105.0) |
| Other investments, including net OTTI of $(2.6), $(27.9), and $(10.4) in 2010, 2009, and 2008, respectively | 4.9 | (16.9) | (18.7) |
| Net realized capital losses | $ (28.1) | $ (245.5) | $ (1,267.6) |
| | | | |
| After-tax net realized capital gains (losses) | $ 1.5 | $ (67.4) | $ (1,151.9) |

C-43

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed matu rities and equity securities and th e related gross realized gains and losses were as follows for the periods ended December 31, 2010, 2009, and 2008.

|  | 2010 | 2009 | 2008 |
|---|---|---|---|
| Proceeds on sales | $ 5,312.9 | $ 4,674.6 | $ 8,426.5 |
| Gross gains | 213.6 | 228.5 | 120.0 |
| Gross losses | 27.8 | 87.4 | 234.4 |

## 3. Financial Instruments

The following tables present the Company's hierarchy for its assets and li abilities measured at fair value on a recurring basis as of December 31, 2010 and 2009.

|  | 2010 | | | |
|---|---|---|---|---|
|  | Level 1 | Level 2 | Level 3[1] | Total |
| Assets: |  |  |  |  |
| Fixed maturities including securities pledged: |  |  |  |  |
| U.S. Treasuries | $ 646.1 | $ 68.3 | $ - | $ 714.4 |
| U.S. government agencies and authorities | - | 582.6 | - | 582.6 |
| U.S. corporate, state and municipalities | - | 7,362.3 | 11.2 | 7,373.5 |
| Foreign | - | 4,762.1 | 11.4 | 4,773.5 |
| Residential mortgage-backed securities | - | 2,102.9 | 252.5 | 2,355.4 |
| Commercial mortgage-backed securities | - | 1,029.6 | - | 1,029.6 |
| Other asset-backed securities | - | 341.1 | 247.7 | 588.8 |
| Equity securities, available-for-sale | 183.3 | - | 27.7 | 211.0 |
| Derivatives: |  |  |  |  |
| Interest rate contracts | 3.5 | 223.3 | - | 226.8 |
| Foreign exchange contracts | - | 0.7 | - | 0.7 |
| Credit contracts | - | 6.7 | - | 6.7 |
| Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement | 1,128.8 | - | - | 1,128.8 |
| Assets held in separate accounts | 42,337.4 | 4,129.4 | 22.3 | 46,489.1 |
| Total | $ 44,299.1 | $ 20,609.0 | $ 572.8 | $ 65,480.9 |
|  |  |  |  |  |
| Liabilities: |  |  |  |  |
| Product guarantees | $ - | $ - | $ 3.0 | $ 3.0 |
| Fixed Indexed Annuities ("FIA") | - | - | 5.6 | 5.6 |
| Derivatives: |  |  |  |  |
| Interest rate contracts | 0.1 | 227.0 | - | 227.1 |
| Foreign exchange contracts | - | 38.5 | - | 38.5 |
| Credit contracts | - | 1.1 | 13.6 | 14.7 |
| Total | $ 0.1 | $ 266.6 | $ 22.2 | $ 288.9 |

[1] Level 3 net assets and liabilities accounted for 0. 8% of total net assets and liabilities mea sured at fair value on a recurring basis. Excluding separa te accounts assets for wh ich the policyholder bears the risk, the Le vel 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 2.8%.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

|  | 2009 | | | |
| --- | --- | --- | --- | --- |
|  | Level 1 | Level 2 | Level 3[1] | Total |
| Assets: |  |  |  |  |
| Fixed maturities including securities pledged: |  |  |  |  |
| U.S. Treasuries | $ 1,861.9 | $ - | $ - | $ 1,861.9 |
| U.S. government agencies and authorities | - | 673.6 | - | 673.6 |
| U.S. corporate, state and municipalities | - | 5,842.5 | - | 5,842.5 |
| Foreign | - | 3,358.3 | - | 3,358.3 |
| Residential mortgage-backed securities | - | 772.1 | 1,237.9 | 2,010.0 |
| Commercial mortgage-backed securities | - | 1,331.1 | - | 1,331.1 |
| Other asset-backed securities | - | 342.9 | 188.8 | 531.7 |
| Equity securities, available-for-sale | 148.1 | - | 39.8 | 187.9 |
| Derivatives: |  |  |  |  |
| Interest rate contracts | - | 175.0 | - | 175.0 |
| Credit contracts | - | 0.2 | - | 0.2 |
| Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement | 1,128.0 | 1.8 | - | 1,129.8 |
| Assets held in separate accounts | 38,052.5 | 3,261.0 | 56.3 | 41,369.8 |
| Total | $ 41,190.5 | $ 15,758.5 | $ 1,522.8 | $ 58,471.8 |
|  |  |  |  |  |
| Liabilities: |  |  |  |  |
| Product guarantees | $ - | $ - | $ 6.0 | $ 6.0 |
| Derivatives: |  |  |  |  |
| Interest rate contracts | - | 234.9 | - | 234.9 |
| Foreign exchange contracts | - | 43.3 | - | 43.3 |
| Credit contracts | - | 5.2 | 48.3 | 53.5 |
| Total | $ - | $ 283.4 | $ 54.3 | $ 337.7 |

[1] Level 3 net assets and liabilities accounted for 2.5% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 8.4%.

### Transfers in and out of Level 1 and 2

Certain U.S. Treasury securities valued by commercial pricing services where prices are derived using market observable inputs have been transferred from Level 1 to Level 2. These securities for the year ended December 31, 2010, include U.S. Treasury strips of $60.6 in which prices are modeled incorporating a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

C-45

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Valuation of Financial Assets and Liabilities*

As described below, certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. In addition, further disclosure of estimated fair values is included in this Financial Instruments footnote. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2010, except for the Company's use of commercial pricing services to value CMO-Bs which commenced in the first quarter of 2010. CMO-Bs were previously valued using an average of broker quotes when more than one broker quote is provided.

*Level 3 Financial Instruments*

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

valuations, whether de rived internally or obtained  from a third party, use crit ical as sumptions that are not widely available to estimate    market participant expec tations in valuing the asse  t or liability. I  n addition, the Company has determined,    for certain financial instruments,   an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the met    hodologies employed to obtain the fair    value of financial assets and liabilities classified as Level 3,    additional information is presented    below, with particular attention addressed to the reserves for     product guarantees due to the imp    act on the Company's results o    f operations.

# ING Life Insurance and Annuity Company and Subsidiaries
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2010.

| | December 31, 2010 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value as of January 1 | Total realized/unrealized gains (losses) included in: Net income | OCI | Purchases, issuances, and settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of December 31 | Change in unrealized gains (losses) included in earnings[3] |
| Fixed maturities, including securities pledged: | | | | | | | | |
| U.S. corporate, state and municipalities | $ - | $ - | $ - | $ - | $ 11.2 | $ - | $ 11.2 | $ - |
| Foreign | - | 0.1 | 0.6 | 2.7 | 8.0 | - | 11.4 | - |
| Residential mortgage-backed securities | 1,237.9 | (23.6) | 4.3 | 62.5 | 0.6 | (1,029.2) | 252.5 | (26.3) |
| Other asset-backed securities | 188.8 | (59.4) | 93.3 | (20.2) | 45.2 | - | 247.7 | (59.3) |
| Total fixed maturities, including securities pledged | 1,426.7 | (82.9) | 98.2 | 45.0 | 65.0 | (1,029.2) | 522.8 | (85.6) |
| Equity securities, available for sale | 39.8 | (0.4) | 0.6 | 13.8 | - | (26.1) | 27.7 | - |
| Derivatives, net | (48.3) | 0.3 | - | 34.4 | - | - | (13.6) | 1.8 |
| Product guarantees | (6.0) | 9.0 (1) | - | (6.0) | - | - | (3.0) | - |
| Fixed Indexed Annuities | - | 0.3 (1) | - | (5.9) | - | - | (5.6) | - |
| Separate Accounts | 56.3 | 5.8 | - | (57.7) | 17.9 | - | 22.3 | 1.0 |

(1) This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3) For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

C-48

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009.

| | December 31, 2009 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value as of January 1 | Total realized/unrealized gains (losses) included in: Net income | OCI | Purchases, issuances, and settlements | Transfers in to Level 3[(2)] | Transfers out of Level 3[(2)] | Fair Value as of December 31 | Change in unrealized gains (losses) included in earnings[(3)] |
| Fixed maturities, including securities pledged: | | | | | | | | |
| Residential mortgage-backed securities | $ 1,942.6 | $ 36.9 | $ 149.6 | $ (408.7) | $ - | $ (482.5) | $ 1,237.9 | $ (7.5) |
| Other asset-backed securities | 225.3 | (0.7) | (11.9) | (23.9) | - | - | 188.8 | (18.6) |
| Total fixed maturities, including securities pledged | 2,167.9 | 36.2 | 137.7 | (432.6) | - | (482.5) | 1,426.7 | (26.1) |
| Equity securities, available for sale | - | (11.0) | 5.3 | 1.0 | 44.5 | - | 39.8 | - |
| Derivatives, net | (65.8) | 6.8 | - | 2.9 | - | 7.8 | (48.3) | 6.6 |
| Product guarantees | (220.0) | 219.4 (1) | - | (5.4) | - | - | (6.0) | - |
| Separate Accounts | 141.4 | 3.1 | - | (73.6) | 11.1 | (25.7) | 56.3 | 0.8 |

(1) This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3) For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**(Dollar amounts in millions, unless otherwise stated)

The transfers out of Level 3 during the year ended December 31, 2010 in fixed maturities, including securities pledged, are primarily due to the Company's use of commercial pricing services to value CMO-Bs. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data and have been classified as Level 2. The CMO-Bs had previously been valued by using the average of broker quotes when more than one broker quote is provided.

The remaining transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts during the year ended December 31, 2010 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2010 and 2009.

| | 2010 | | 2009 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 16,964.4 | $ 16,964.4 | $ 15,375.5 | $ 15,375.5 |
| Fixed maturities, at fair value using the fair value option | 453.4 | 453.4 | 233.6 | 233.6 |
| Equity securities, available-for-sale | 211.0 | 211.0 | 187.9 | 187.9 |
| Mortgage loans on real estate | 1,842.8 | 1,894.8 | 1,874.5 | 1,792.8 |
| Loan-Dutch State obligation | 539.4 | 518.7 | 674.1 | 645.5 |
| Policy loans | 253.0 | 253.0 | 254.7 | 254.7 |
| Limited partnerships/corporations | 463.5 | 463.5 | 426.2 | 426.2 |
| Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement | 1,128.8 | 1,128.8 | 1,129.8 | 1,129.8 |
| Derivatives | 234.2 | 234.2 | 175.2 | 175.2 |
| Notes receivable from affiliates | 175.0 | 177.0 | 175.0 | 169.6 |
| Assets held in separate accounts | 46,489.1 | 46,489.1 | 41,369.8 | 41,369.8 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| With a fixed maturity | 1,313.2 | 1,311.5 | 1,359.0 | 1,450.4 |
| Without a fixed maturity | 16,902.6 | 16,971.6 | 16,441.2 | 17,688.4 |
| Product guarantees | 3.0 | 3.0 | 6.0 | 6.0 |
| Fixed Indexed Annuities | 5.6 | 5.6 | - | - |
| Derivatives | 280.3 | 280.3 | 331.7 | 331.7 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments which are not carried at fair value on the Consolidated Balance Sheets, and therefore not categorized in the fair value hierarchy:

*Limited partnerships/corporations*: The fair value for these investments, primarily private equities and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

*Loan - Dutch State obligation*: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows from the Dutch Strip Yield Curve.

*Policy loans*: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

*Investment contract liabilities (included in Future policy benefits and claims reserves)*:

*With a fixed maturity*: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The augmentation is present to account for non-performance risk. A margin for nonfinancial risks associated with the contracts is also included.

*Without a fixed maturity*: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contractholder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Notes receivable from affiliates*: Estimated fair value of the Compan y's notes receivable from affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate.

Fair va lue e stimates ar e made a t a specific point in time, based on available market information and judgments about various fi nancial instruments, such as estimate s of timing and amounts of future cash flows. Such estimates do not reflect any premium or di scount that could result fr om offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many case s, the fair value estimates cannot be substantiated by comparis on to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In eval uating the Company's manage ment of interest rate, price, and liquidity risks, the fair values o f all assets and liabilitie s should be taken in to consideration, not only those presented above.

### *Mortgage Loans on Real Estate*

The Company's mortgage loans on real estate ar e summarized as follows at December 31, 2010 and 2009.

|  | 2010 Carrying Value | 2009 Carrying Value |
|---|---|---|
| Total commercial mortgage loans | $ 1,844.1 | $ 1,876.5 |
| Collective valuation allowance | (1.3) | (2.0) |
| Total net commercial mortgage loans | $ 1,842.8 | $ 1,874.5 |

As of December 31, 2010, all comm ercial mortgage loans are he ld-for-investment. The Company diversifies its commercial mortga ge loan portfolio by geographic re gion and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair va lue of the underlying real estate. All mortgage loans are evaluated by seasoned underw riters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system. Lo an performance is continuously m onitored on a loan-specific basis through the review of borrower s ubmitted appraisals, ope rating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company has established a collective valuation allowance for probable incurred, but not specifically identified, losses related to factors inherent in the lending process. The changes in the valuation allowance were as follows for the years ended December 31, 2010 and 2009.

| | 2010 Carrying Value | 2009 Carrying Value |
|---|---|---|
| Collective valuation allowance for losses, beginning of year[1] | $ 2.0 | $ - |
| Addition to / (release of) allowance for losses | (0.7) | 2.0 |
| Collective valuation allowance for losses, end of year | $ 1.3 | $ 2.0 |

[1] Allowance was not recorded prior to 2009.

As indicators of credit quality, the commercial mortgage loan portfolio is the recorded investment, excluding collective valuation allowances, by the indicated loan-to-value ratio and debt service coverage ratio, as reflected in the following tables at December 31, 2010 and 2009.

| | 2010[1] | 2009[1] |
|---|---|---|
| Loan-to-Value Ratio: | | |
| 0% - 50% | $ 536.4 | $ 569.0 |
| 50% - 60% | 564.6 | 562.9 |
| 60% - 70% | 610.1 | 593.6 |
| 70% - 80% | 113.9 | 130.4 |
| 80% - 90% | 19.1 | 20.6 |
| Total Commercial Mortgage Loans | $ 1,844.1 | $ 1,876.5 |

[1] Balances do not include allowance for mortgage loan credit losses.

| | 2010[1] | 2009[1] |
|---|---|---|
| Debt Service Coverage Ratio: | | |
| Greater than 1.5x | $ 1,270.0 | $ 1,233.9 |
| 1.25x - 1.5x | 182.1 | 229.6 |
| 1.0x - 1.25x | 191.8 | 152.6 |
| Less than 1.0x | 137.4 | 195.4 |
| Mortgages secured by loans on land or construction loans | 62.8 | 65.0 |
| Total Commercial Mortgage Loans | $ 1,844.1 | $ 1,876.5 |

[1] Balances do not include allowance for mortgage loan credit losses.

The Company believes it has a high quality mortgage loan portfolio with 100% of commercial mortgages classified as performing. The Company defines delinquent commercial mortgage loans consistent with industry practice as 60 days past due. As of December 31, 2010, there were no commercial loans classified as delinquent. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until past due payments are brought current. At December 31, 2010, there were no commercial mortgage loans on nonaccrual status.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

All commercial mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch lis t and are closel y monitored for collateral deficiency or other credit events that may lead to a potential loss of pr incipal or interes t. If the value of any mortgage loan is determined to be impaired (i.e., when it is probabl e that the Company will be unable to collect on all amounts due according to the contr actual terms of the loan agreem ent), the carrying value of the mortgage loan is reduced to either the present valu e of expected cash flows fr om the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

The carrying values and unpaid prin cipal balances (prior to any ch arge-off) of impaired commercial mortgage loans were as follows for the years ended December 31, 2010 and 2009.

|  | 2010 Carrying Value | 2009 Carrying Value |
| --- | --- | --- |
| Impaired loans without valuation allowances | $ 9.5 | $ 26.8 |
| Unpaid principle balance of impaired loans | $ 12.0 | $ 34.9 |

### Derivative Financial Instruments

See the Organization and Signifi cant Accounting Policies footnot e for disclosure regarding the Company's purpose for entering into derivatives a nd the policies on valuation and classification o f derivatives. In a ddition, the Company's derivatives are ge nerally not accounted for using hedge accounting treatment under US GAAP , as the Company has not histor ically sought hedge accounting treatment. The Company enters into the following derivatives:

*Interest rate caps*: Int erest rate caps are used to manage the interest rate risk in the C ompany's fixe d maturity portfolio. Interest rate caps are purchas ed contracts that are used by the Company to hedge annuity products against rising interest rates.

*Interest rate swaps*: Interest rate swaps are used to manage th e interest rate risk in the Company's fixed maturity portfolio, as well as th e Company's liabilities . I nterest rate swaps repres ent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

*Foreign exchange swaps*: Foreign exchange swaps are used to reduc e the risk of a change in the value, yield, or cash flow with re spect to invested as sets. Foreign ex change swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Credit default swaps*: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

*Forwards*: Certain forwards are acquired to hedge the Company's CMO-B portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards).

*Futures*: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense.

*Swaptions*: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

*Managed Custody Guarantees*: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

*Embedded derivatives*: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2010 and 2009.

| | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|
| | Notional Amount | Asset Fair Value | Liability Fair Value | Notional Amount | Asset Fair Value | Liability Fair Value |
| Derivatives: Qualifying for hedge accounting [1] | | | | | | |
| Interest rate contracts | 7.2 | $ 0.6 | $ - | - | $ - | $ - |
| Foreign exchange contracts | 7.2 | - | 0.1 | - | - | - |
| Derivatives: Non-Qualifying for hedge accounting [1] | | | | | | |
| Interest rate contracts | 16,737.7 | 226.2 | 227.1 | 9,750.1 | 175.0 | 234.9 |
| Foreign exchange contracts | 233.0 | 0.7 | 38.4 | 199.5 | - | 43.3 |
| Equity contracts | 3.7 | - | - | - | - | - |
| Credit contracts | 641.4 | 6.7 | 14.7 | 243.9 | 0.2 | 53.5 |
| Managed custody guarantees[2] | N/A | - | 3.0 | N/A | - | 6.0 |
| Embedded derivatives: | | | | | | |
| Within retail annuity products[2] | N/A | - | 5.6 | N/A | - | - |
| Total | | $ 234.2 | $ 288.9 | | $ 175.2 | $ 337.7 |

N/A - Not applicable.

[1]  The fair values are reported in Derivatives or Other liabilities on the  Consolidated Balance Sheets.

[2]  The fair values are reported in Future policy benefits and claim reserves on the  Consolidated Balance Sheets.

Net realized gains (losses) on de rivatives were as follows for   the years ended December  31, 2010 an d 2009.

| | 2010 | 2009 |
|---|---|---|
| Derivatives: Non-Qualifying for hedge accounting [1] | | |
| Interest rate contracts | $ (53.4) | $ (178.8) |
| Foreign exchange contracts | 7.4 | (23.3) |
| Equity contracts | 0.5 | (49.0) |
| Credit contracts | 8.9 | (16.5) |
| Managed custody guarantees[2] | 4.1 | 34.0 |
| Embedded derivatives: | | |
| Within retail annuity products[2] | 5.2 | 185.4 |
| Total | $ (27.3) | $ (48.2) |

[1]  Changes in value are included in Net realized capital losses on the  Consolidated Statements of Operations.

[2]  Changes in value are included in Interest credited and other benefits to contract owners on the Consolidated
Statements of Operations.

*Credit Default Swaps*

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Associations, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of non cash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2010, the fair value of credit default swaps of $6.7 and $14.7 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. At December 31, 2009, the fair value of credit default swaps of $0.2 and $53.5 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2010 and 2009, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $625.6 and $84.4, respectively.

**4.  Deferred Policy Acquisition Costs and Value of Business Acquired**

Activity within DAC was as follows for the years ended December 31, 2010, 2009, and 2008.

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Balance at January 1 | $ 901.8 | $ 865.5 | $ 728.6 |
| Deferrals of commissions and expenses | 142.2 | 108.2 | 168.7 |
| Amortization: | | | |
| Amortization | (77.0) | (39.3) | (112.5) |
| Interest accrued at 5.5% to 7% | 64.6 | 58.0 | 50.6 |
| Net amortization included in Consolidated Statements of Operations | (12.4) | 18.7 | (61.9) |
| Change in unrealized capital gains/losses on available-for-sale securities | (8.6) | (90.6) | 30.1 |
| Balance at December 31 | $ 1,023.0 | $ 901.8 | $ 865.5 |

The estimated amount of DAC amortization expense, net of interest, is $38.4, $57.8, $56.8, $55.5, and $55.3, for the years 2011, 2012, 2013, 2014, and 2015, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2010, 2009, and 2008.

|  | 2010 | 2009 | 2008 |
|---|---|---|---|
| Balance at January 1 | $ 991.5 | $ 1,832.5 | $ 1,253.2 |
| Deferrals of commissions and expenses | 23.6 | 40.4 | 33.3 |
| Amortization: |  |  |  |
| Amortization | (8.7) | (170.5) | (144.2) |
| Interest accrued at 5.5% to 7% | 74.3 | 72.2 | 77.2 |
| Net amortization included in Consolidated Statements of Operations | 65.6 | (98.3) | (67.0) |
| Change in unrealized capital gains/losses on available-for-sale securities | (364.3) | (783.1) | 613.0 |
| Balance at December 31 | $ 716.4 | $ 991.5 | $ 1,832.5 |

The estimated amount of VOBA amortization expense, net of interest, is $50.0, $72.3, $69.5, $64.2, and $61.2, for the years 2011, 2012, 2013, 2014, and 2015, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

**5.    Capital Contributions, Dividends and Statutory Information**

ILIAC's ability to pay dividends to its parent is    subject to the prior approval of insurance regulatory authorities of the State of Conne cticut for payment of any divide nd, which, when combined with othe r dividends paid within the precedin g twelve months, excee ds the greater of (1)  ten percent (10.0%) o f ILIAC's earned statutory surplus at  the prior year end or (2)  ILIAC's prior year statutory net gain from operations.

During the year ended December  31, 2010, ILIAC  paid a $203.0 dividend on its common stock to its Parent.  During the years ended December  31, 2009 and 2008,  ILIAC did not pay any dividends on its common stock to its Parent. On October 30, 2010, IFA paid a $60.0 dividend to ILIAC, its parent, which was eliminated in consolidation.

During the year ended December   31, 2010,  ILIAC did not  receive any capital   contributions from its Parent. On November  12, 2008, ING is sued to The State of  the Netherlands (the  "Dutch State") non-voting Tier 1 securities for a tota l consideration of EUR  10 billion.  On Februa ry 24, 2009, $2.2 billion was contributed to direct and i    ndirect insurance company subsidia ries of ING Ame rica Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was c ontributed to the Company.   The contribution was comprised of the proceeds from the   investment by the  Dutch State a nd the redistribution of currently existing capital within ING.   During 2008,  ILIAC di d not receive any cash ca pital contributions from Lion.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

On February 18, 2011, ILIAC received a $150.0 capital contribution from its Parent as part of the redistribution of currently existing capital within ING US Insurance Operations.

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $66.0, $271.6, and $(428.4), for the years ended December 31, 2010, 2009, and 2008, respectively. Statutory capital and surplus was $1.7 billion and $1.8 billion as of December 31, 2010 and 2009, respectively. As specifically prescribed by statutory accounting practices, statutory surplus as of December 31, 2010 included the impact of the $150.0 capital contribution received by ILIAC from its Parent on February 18, 2011.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. The adoption of AG43 resulted in higher reserves than those calculated under previous standards by $97.9. Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Department to grade-in the impact of higher reserve over a three year period. The Company elected this grade-in provision, as allowed under AG43 and as approved by the Department, which allows the Company to reflect the impact of adoption of $97.9 over a three year period. The impact of the grade-in for the years ended December 31, 2010 and 2009 was a $23.0 and $32.6, respectively, increase in reserves and a corresponding decrease in statutory surplus.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital ("RBC") levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion of or all of the gross deferred tax assets will not be realized. To temper this positive RBC impact, and as a temporary measure at December 31, 2009 only, a 5% pre-tax RBC charge must be applied to the additional admitted deferred tax assets generated by SSAP 10R. The adoption for 2009 had a December 31, 2009 sunset; however, during 2010, the 2009

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

adoption, including the 5% pre-tax RBC charge, was extended through December 31, 2011.  The effects on the Company's statutory financial statements of adopting this change in accounting principle were increases to total assets and capital and surplus of $68.9 and $51.1 as of December 31, 2010 and 2009, respectively.  This adoption had no impact on total liabilities or net income.

**6.     Additional Insurance Benefits and Minimum Guarantees**

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2010, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.1 billion and $4.4, respectively.  As of December 31, 2009, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.9 billion and $3.6, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2010 and 2009, was $6.1 billion and $6.9 billion, respectively.

**7.     Income Taxes**

Income taxes expense (benefit) consisted of the following for the years ended December 31, 2010, 2009, and 2008.

|  | 2010 | 2009 | 2008 |
|---|---|---|---|
| Current tax expense (benefit): |  |  |  |
| Federal | $ 73.2 | $ 27.5 | $ (121.8) |
| State | - | (0.9) | (18.1) |
| Total current tax expense (benefit) | 73.2 | 26.6 | (139.9) |
| Deferred tax expense: |  |  |  |
| Federal | 67.6 | 23.0 | 31.6 |
| Total deferred tax expense | 67.6 | 23.0 | 31.6 |
| Total income tax expense (benefit) | $ 140.8 | $ 49.6 | $ (108.3) |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2010, 2009, and 2008.

|  | 2010 | 2009 | 2008 |
|---|---|---|---|
| Income (loss) before income taxes | $ 577.7 | $ 403.5 | $ (1,138.5) |
| Tax rate | 35.0% | 35.0% | 35.0% |
| Income tax expense (benefit) at federal statutory rate | 202.2 | 141.2 | (398.5) |
| Tax effect of: |  |  |  |
| Dividend received deduction | (23.3) | (2.6) | (15.5) |
| IRS audit settlement | (26.8) | (0.1) | (10.1) |
| State audit settlement | - | (1.2) | (12.6) |
| State tax expense | 0.6 | 0.1 | 1.3 |
| Tax valuation allowance | (13.7) | (92.2) | 333.0 |
| Other | 1.8 | 4.4 | (5.9) |
| Income tax expense (benefit) | $ 140.8 | $ 49.6 | $ (108.3) |

*Temporary Differences*

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2010 and 2009, are presented below.

|  | 2010 | 2009 |
|---|---|---|
| Deferred tax assets: |  |  |
| Insurance reserves | $ 187.1 | $ 140.7 |
| Investments | 112.5 | 286.7 |
| Postemployment benefits | 83.7 | 73.5 |
| Compensation | 45.9 | 46.3 |
| Other | 22.1 | 9.5 |
| Total gross assets before valuation allowance | 451.3 | 556.7 |
| Less: valuation allowance | (120.1) | (202.5) |
| Assets, net of valuation allowance | 331.2 | 354.2 |
| Deferred tax liabilities: |  |  |
| Net unrealized gain | (71.9) | (55.3) |
| Value of business acquired | (410.5) | (379.2) |
| Deferred policy acquisition costs | (315.7) | (270.9) |
| Total gross liabilities | (798.1) | (705.4) |
| Net deferred income tax liability | $ (466.9) | $ (351.2) |

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. At December 31, 2010 and 2009, the Company had a tax valuation allowance of $109.0 and $197.5, respectively, related to capital losses. As of December 31, 2010 and 2009, the Company had full tax valuation allowances of $11.1

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

and $5.0, respectively, related to foreign tax credits, the benefit of which is uncertain. The change in net unrealized capital gains (losses) includes an increase (decrease) in the tax valuation allowance of $(68.7), $(38.2), and $(6.4) for the years ended December 31, 2010, 2009, and 2008, respectively.

*Tax Sharing Agreement*

Under the intercompany tax sharing agreement, ILIAC has a payable to and a receivable from ING AIH of $49.3 and $23.9 for federal income taxes as of December 31, 2010 and 2009, respectively.

See Related Party Transactions footnote for more information.

*Unrecognized Tax Benefits*

Reconciliations of the change in the unrecognized income tax benefits for the periods ended December 31, 2010 and 2009 are as follows:

|  | 2010 | 2009 |
|---|---|---|
| Balance at beginning of period | $ 12.8 | $ 22.1 |
| Additions for tax positions related to current year | - | 0.9 |
| Additions for tax positions related to prior years | 36.2 | 3.5 |
| Reductions for tax positions related to prior years | (25.8) | (13.3) |
| Reductions for settlements with taxing authorities | (0.2) | (0.4) |
| Balance at end of period | $ 23.0 | $ 12.8 |

The Company had $0.0 and $24.8 of unrecognized tax benefits as of December 31, 2010 and 2009, respectively, which would affect the Company's effective tax rate if recognized.

*Interest and Penalties*

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and income tax expense (benefit) on the Balance Sheet and the Statement of Operations, respectively. The Company had accrued interest of $0.0 and $3.3 as of December 31, 2010 and 2009, respectively. The decrease in accrued interest during the year ended December 31, 2010 is primarily related to the settlement of the 2004 through 2008 federal audits.

*Tax Regulatory Matters*

In September 2010, the Internal Revenue Service ("IRS") completed its examination of the Company's returns through tax year 2008. The provision for the year ended December 31, 2010 reflected non-recurring favorable adjustments, resulting from a

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

reduction in the tax liability that was no longer deemed necessary based on the results of the IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company's positions.

The Company is currently under audit by the IRS and has agreed to participate in the Compliance Assurance Program ("CAP") for tax years 2009 and 2010. It is anticipated that the IRS audit of the 2009 tax year will be finalized within the next twelve months. Upon finalization of the IRS examination, it is reasonably possible that the unrecognized tax benefits will decrease by up to $23.0.

## 8. Benefit Plans

### *Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was amended on July 1, 2008, related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $27.2, $22.3, and $14.0 for the years ended December 31, 2010, 2009, and 2008, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

### *Defined Contribution Plan*

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.7, $8.9, and $10.3, for the years ended December 31, 2010, 2009, and 2008, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

### *Non-Qualified Retirement Plans*

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Obligations and Funded Status*

The following table summarizes the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2010 and 2009.

| | | 2010 | | 2009 |
|---|---|---|---|---|
| Change in Projected Benefit Obligation: | | | | |
| Projected benefit obligation, January 1 | $ | 90.2 | $ | 94.9 |
| Interest cost | | 5.1 | | 5.3 |
| Benefits paid | | (10.1) | | (13.4) |
| Actuarial gain on obligation | | 11.6 | | 3.4 |
| Projected benefit obligation, December 31 | $ | 96.8 | $ | 90.2 |
| | | | | |
| Fair Value of Plan Assets: | | | | |
| Fair value of plan assets, December 31 | $ | - | $ | - |

Amounts recognized in the Consolidated Balance Sheets consist of:

| | | 2010 | | 2009 |
|---|---|---|---|---|
| Accrued benefit cost | $ | (96.8) | $ | (90.2) |
| Accumulated other comprehensive income | | 30.0 | | 21.1 |
| Net amount recognized | $ | (66.8) | $ | (69.1) |

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2010 and 2009 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

| | 2010 | 2009 |
|---|---|---|
| Discount rate at end of period | 5.50% | 6.00% |
| Rate of compensation increase | 3.00% | 1.50% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 5.5% was the appropriate discount rate as of December 31, 2010, to calculate the Company's accrued benefit liability.

C-65

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Discount rate | 6.00% | 6.00% | 6.50% |
| Rate of increase in compensation levels | 3.00% | 1.50% | 4.20% |

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2010, 2009, and 2008, were as follows:

| | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|
| Interest cost | $ | 5.1 | $ | 5.3 | $ | 5.2 |
| Net actuarial loss recognized in the year | | 2.6 | | 2.1 | | - |
| Unrecognized past service cost recognized in the year | | 0.1 | | 0.1 | | - |
| The effect of any curtailment or settlement | | - | | 0.1 | | 0.5 |
| Net periodic benefit cost | $ | 7.8 | $ | 7.6 | $ | 5.7 |

*Cash Flows*

In 2011, the employer is expected to contribute $9.9 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2011 through 2015, and thereafter through 2020, are estimated to be $9.9, $9.1, $7.9, $6.8, $5.5, and $28.4, respectively.

**Stock Option and Share Plans**

Through 2010, ING sponsored the ING Group Long-Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Executive Board with options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company was allocated from ING compensation expense for the leo options and performance shares of $3.4, $3.7, and $4.1, for the years ended December 31, 2010, 2009, and 2008, respectively.

For leo, the Company recognized tax benefits of $0.7, $0.1, and $0.7, in 2010, 2009, and 2008, respectively.

Commencing in 2011, ING introduced a new long-term equity and deferred bonus plan, the Long-Term Sustainable Performance Plan ("LSPP"). The terms applicable to an award under the LSPP will be set out in a grant agreement which is signed by the

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

participant when he or she accepts the award. The LSPP will provide employees of the Company who are selected by the ING Executive Board with performance shares and will also require deferral of discretionary incentive bonus awards in excess of EU 100,000. The performance shares awarded under the LSPP will be a contingent grant of ING ADR units and on settlement, the participant will have the right to either receive ING ADR units in kind or a cash amount equal to the closing price per ING share on the Euronent Amsterdam Stock Market on the settlement date times the number of vested ADR units, subject to achievement during the vesting period of performance targets based on return of equity and employee engagement. The excess bonus amount will be held in deferred ING ADR units or in a deferred cash account, or some combination thereof, depending on the total amount of the incentive bonus award, generally subject to vesting in three equal tranches over the three year period commencing on the date of incentive bonus payment. Unlike the leo plan, no options on ING shares in the form of ADRs will be granted under the LSPP. To vest in performance shares, deferred shares or deferred cash, an employee must generally be actively employed on the settlement date, although immediate full and partial vesting in the event of normal age or early retirement, death or disability, or termination due to redundancy or business divestiture will occur, similar to the vesting treatment in the leo plan.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.

- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2010, 2009, and 2008, were $11.9, $12.1, and $13.9, respectively.

9.     **Related Party Transactions**

*Operating Agreements*

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred in the amounts of $23.7, $35.9, and $58.4, respectively.

- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred in the amounts of $209.7, $140.2, and $175.3, respectively.

- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2010, 2009, and 2008, net expenses related to the agreement were incurred in the amount of $53.3, $26.3, and $19.6, respectively.

- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2010 and 2009, net expenses related to the agreement were incurred in the amount of $6.4 and $4.9, respectively. An immaterial amount was incurred for the year ended December 31, 2008.

- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the year ended December 31, 2010, revenue under the IIM intercompany agreement was $24.1.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2010, 2009, and 2008, commissions were collected in the amount of $220.0, $275.3, and $622.5. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the year ended December 31, 2010, expenses were incurred under these intercompany agreements in the aggregate amount of $204.5.
- Prior to January 1, 2010, DSL was a party to a service agreement with ING USA pursuant to which ING USA provided DSL with managerial and supervisory services in exchange for a fee. This service agreement was terminated as of January 1, 2010. For the years ended December 31, 2009 and 2008, expenses were incurred under this service agreement in the amount of $123.2 and $139.2, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred under this service agreement in the amount of $3.3, $1.2, and $1.2, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred in the amounts of $19.8, $12.5, and $14.9, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

*Investment Advisory and Other Fees*

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $246.1, $212.3, and $255.2, (excludes fees paid to ING Investment Management Co.) in 2010, 2009, and 2008, respectively.

DSL has been retained by ING Investors Trust ("IIT"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee, net of sub advisory fees, which is based on a percentage of average daily net assets. For the years ended December 31, 2010, 2009, and 2008, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $314.3, $270.0, and $323.8, respectively. At December 31, 2010 and 2009, DSL had $25.1 and $25.3, respectively, receivable from IIT under the management agreement.

*Financing Agreements*

*Reciprocal Loan Agreement*

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2010 and 2009, and $0.2 for the year ended December 31, 2008, and earned interest income of $0.9, $1.0 and $4.8, for the years ended December 31, 2010, 2009, and 2008, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. At of December 31, 2010 and 2009, the Company had an outstanding receivable of $304.1 and $287.2, respectively, with ING AIH under the reciprocal loan agreement.

*Note with Affiliate*

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2010, 2009, and 2008.

**Property and Equipment Sale**

During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $17.4.

**Transfer of Registered Representatives**

On January 1, 2011, IFA transferred a group of registered representatives and their related customer accounts to its broker-dealer affiliate, ING Financial Partners, Inc. and received $5.0 as consideration for the transfer. Effective January 1, 2011, IFA will operate exclusively as a wholesale broker-dealer.

10. **Financing Agreements**

*Revolving Note Facility*

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement,

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ILIAC incurred no interest expense for the years ended December 31, 2010, 2009, and 2008. At December 31, 2010 and 2009, ILIAC had no amounts outstanding under the revolving note facility.

*Windsor Property Loan*

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

At both December 31, 2010 and 2009, the amount of the loan outstanding was $4.9 which was reflected in Notes payable on the Consolidated Balance Sheets.

Also see Financing Agreements in the Related Party Transactions footnote.

## 11.    Reinsurance

At December 31, 2010, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2010, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.5 and $11.6 were maintained for this contract as of December 31, 2010 and 2009, respectively.

Reinsurance ceded in force for life mortality risks were $17.4 billion and $18.6 billion at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, net receivables were comprised of the following:

|  | 2010 | 2009 |
|---|---|---|
| Claims recoverable from reinsurers | $ 2,356.0 | $ 2,431.0 |
| Payable for reinsurance premiums | - | (0.7) |
| Reinsured amounts due to reinsurers | 0.4 | (0.7) |
| Other | (0.5) | 0.3 |
| Total | $ 2,355.9 | $ 2,429.9 |

Premiums and Interest credited and other benefits to contract owners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2010, 2009, and 2008.

|  | 2010 | 2009 | 2008 |
|---|---|---|---|
| Deposits ceded under reinsurance | $ 154.6 | $ 162.4 | $ 174.4 |
| Premiums ceded under reinsurance | 0.3 | 0.3 | 0.3 |
| Reinsurance recoveries | 390.4 | 339.8 | 309.0 |

## 12.   Commitments and Contingent Liabilities

### *Leases*

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases and paid substantially all expenses associated with its leased and subleased office properties. Any expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company. However, as of December 31, 2008, all of the Company's expenses for leased and subleased office properties will be paid for by an affiliate and allocated back to the Company, as all operating leases were terminated or consolidated by ING AIH during the fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2010, 2009, and 2008, rent expense for leases was $4.0, $5.1, and $6.1, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

### Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2010, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $336.3, of which $144.0 was with related parties. At December 31, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $305.1, of which $218.5 was with related parties. During 2010 and 2009, $69.1 and $46.8, respectively, was funded to related parties under these commitments.

### Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2010, the Company held $4.7, of cash collateral, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. As of December 31, 2009, the Company did not hold any cash collateral. In addition, as of December 31, 2010 and 2009, the Company delivered collateral of $93.8 and $130.3, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

### Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/ arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Regulatory Matters*

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company. It is the practice of the Company and its affiliates to cooperate fully in these matters.

## 13. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2010, 2009, and 2008.

| | | 2010 | | 2009 | | 2008 |
|---|---|---|---|---|---|---|
| Net unrealized capital gains (losses): | | | | | | |
| Fixed maturities | $ | 930.5 | $ | 133.4 | $ | (1,315.5) |
| Equity securities, available-for-sale | | 24.3 | | 12.8 | | (7.4) |
| Derivatives | | 0.5 | | - | | - |
| DAC/VOBA adjustment on available-for-sale securities | | (461.7) | | (88.8) | | 650.9 |
| Sales inducements adjustment on available-for-sale securities | | (0.3) | | 0.2 | | 2.4 |
| Shadow premium deferral | | (61.0) | | - | | - |
| Other investments | | 0.1 | | - | | (0.3) |
| Unrealized capital gains (losses), before tax | | 432.4 | | 57.6 | | (669.9) |
| Deferred income tax asset (liability) | | (114.4) | | (63.9) | | 205.8 |
| Net unrealized capital gains (losses) | | 318.0 | | (6.3) | | (464.1) |
| Pension and other post-employment benefits liability, net of tax | | (13.5) | | (8.7) | | (18.0) |
| Accumulated other comprehensive income (loss) | $ | 304.5 | $ | (15.0) | $ | (482.1) |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, reported net of DAC, VOBA, and income tax, were as follows for the years ended December 31, 2010, 2009, and 2008.

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Fixed maturities | $ 797.1 | $ 1,448.9 | $ (1,267.4) |
| Equity securities, available-for-sale | 11.5 | 20.2 | (13.7) |
| Derivatives | 0.5 | - | - |
| DAC/VOBA adjustment on available-for-sale securities | (372.9) | (739.7) | 643.1 |
| Sales inducements adjustment on available-for-sale securities | (0.5) | (2.2) | 2.2 |
| Shadow premium deferral | (61.0) | - | - |
| Other investments | 0.1 | 0.3 | 0.4 |
| Unrealized capital gains (losses), before tax | 374.8 | 727.5 | (635.4) |
| Deferred income tax asset (liability) | (119.2) | (230.7) | 193.7 |
| Net change in unrealized capital gains (losses) | $ 255.6 | $ 496.8 | $ (441.7) |

Changes in unrealized capital gains on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2010, 2009, and 2008.

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net unrealized capital holding gains arising during the period[1] | $ 284.8 | $ 513.0 | $ (1,192.0) |
| Less: reclassification adjustment for gains and other items included in Net income (loss)[2] | 29.2 | 16.2 | (750.3) |
| Net change in unrealized capital gains on securities | $ 255.6 | $ 496.8 | $ (441.7) |

[1] Pretax unrealized capital holding gains (losses) arising during the year were $417.6, $751.2, and $(1,714.8), for the years ended December 31, 2010, 2009, and 2008, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $42.8, $23.7, and $(1,079.4), for the years ended December 31, 2010, 2009, and 2008, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are determined by specific identification of each security sold during the period.

C-77

## QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

| 2010 | | First | | Second | | Third | | Fourth |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 520.6 | $ | 542.4 | $ | 549.5 | $ | 613.5 |
| Income before income taxes | | 104.9 | | 78.4 | | 127.2 | | 267.2 |
| Income tax expense (benefit) | | 14.0 | | 34.7 | | (8.8) | | 100.9 |
| Net income | $ | 90.9 | $ | 43.7 | $ | 136.0 | $ | 166.3 |

| 2009 | | First | | Second | | Third | | Fourth |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 588.9 | $ | 261.1 | $ | 518.5 | $ | 502.2 |
| Income before income taxes | | 36.3 | | 7.4 | | 217.4 | | 142.4 |
| Income tax expense (benefit) | | (4.0) | | (89.6) | | 72.8 | | 70.4 |
| Net income | $ | 40.3 | $ | 97.0 | $ | 144.6 | $ | 72.0 |